As confidentially submitted to the U.S. Securities and Exchange Commission on March 17, 2026.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EINRIDE AB

(Exact name of registrant as specified in its charter)

Sweden	7373	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Stadsgården 6

116 45 Stockholm
Sweden
+46 (0) 8 4900 4440
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Service Company

251 Little Falls Drive

Wilmington, DE 19808

(302) 421-6100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Stephen P. Alicanti Christopher Paci DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020 Tel: (212) 335-4500	Jeffrey M. Gallant Eric Schwartz Graubard Miller 405 Lexington Avenue, 44th Floor New York, New York 10174 Tel: (212) 818-8800

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and on completion of the business combination described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS—SUBJECT TO COMPLETION, DATED [●], 2026

PROXY STATEMENT
FOR EXTRAORDINARY GENERAL MEETING OF
LEGATO MERGER CORP. III
(A CAYMAN ISLANDS EXEMPTED COMPANY)

and

PROSPECTUS FOR

UP TO 25,799,375 ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES

AND

10,340,313 WARRANTS

AND
10,340,313 ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES
ISSUABLE UPON EXERCISE OF WARRANTS

OF
EINRIDE AB

Dear Legato Merger Corp. III Shareholders:

The board of directors of Legato Merger Corp. III, a Cayman Islands exempted company (“Legato III”), has unanimously approved the business combination agreement, dated as of November 12, 2025, by and among Legato III, Einride AB, a limited liability company formed under the laws of Sweden (“Einride” or “Company”), and Einride Cayman Sub Limited, a Cayman Islands exempted company and a direct wholly-owned subsidiary of Einride (“Merger Sub”), a copy of which is attached as Annex A-1 to the accompanying proxy statement/prospectus, as amended by Amendment No. 1 to Business Combination Agreement, dated February 26, 2026, by and among Legato III, Einride and Merger Sub, a copy of which is attached as Annex A-2 to the accompanying proxy statement/prospectus, and by Amendment No. 2 to Business Combination Agreement, dated March 5, 2026, by and among Legato III, Einride and Merger Sub, a copy of which is attached as Annex A-3 to the accompanying proxy statement/prospectus (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, Legato III will merge with and into Merger Sub (the “Merger” and the time at which the Merger becomes effective, the “Effective Time”), whereupon Legato III will cease to exist, with Merger Sub surviving the Merger (the “Surviving Company”). As a result of the Merger, and upon consummation of the Merger and the other transactions contemplated by the Business Combination Agreement (collectively, the “Business Combination”), Merger Sub will remain as a direct, wholly-owned subsidiary of Einride, with the securityholders of Legato III becoming securityholders of Einride.

Legato III is holding an extraordinary general meeting in order to obtain the shareholder approvals necessary to complete the Business Combination. At the Legato III extraordinary general meeting, which will be held on [●], 2026, at [●] a.m., Eastern time, via live webcast at [●], Legato III will ask its shareholders to approve and adopt the Business Combination Agreement and the Business Combination and to approve the other proposals described in the accompanying proxy statement/prospectus. You will need the 12-digit meeting control number that is printed on your proxy card to enter the extraordinary general meeting. Legato III recommends that you log in at least 15 minutes before the extraordinary general meeting to ensure you are logged in when the extraordinary general meeting starts. Please note that you will not be able to attend the extraordinary general meeting in person.

Prior to the Effective Time, Einride will cause a sponsored American depositary share facility for the ordinary shares of Einride (the “Einride Ordinary Shares”) to be established with Deutsche Bank Trust Company Americas (such bank or any successor depositary bank, the “Depositary Bank”) for the purpose of issuing and distributing the American depositary shares of Einride, each representing one Einride Ordinary Share (“Einride ADSs”).

In addition, prior to the Effective Time, Einride will submit all necessary filings to the Swedish Companies Registration Office to (i) provide that each Series A preference share, Series A SAFE preference share, Series A SAFE extension preference share, Series B preference share and Series C preference share of Einride (collectively, the “Einride Preference Shares”) and each other Participating Company Derivative (as defined in the accompanying proxy statement/prospectus) which the holder of such other Participating Company Derivative elects to convert into Einride Ordinary Shares (each, an “Electing Participating Company Derivative”) will be exchanged for a number of Einride Ordinary Shares equal to the number of Net Company Derivative Shares (as defined in the accompanying proxy statement/prospectus) underlying such Einride Preference Shares and such Electing Participating Company Derivative as of immediately prior to the consummation of the Merger (the “Closing”), and immediately thereafter, each such Einride Preference Share and each such Electing Participating Company Derivative will be cancelled (such exchange, the “Company Derivative Exchange”) and (ii) effectuate a share split (the “Stock Split”), such that each Einride Ordinary Share that is issued and outstanding immediately prior to the Closing will be converted into a number of Einride Ordinary Shares determined by multiplying each such Einride Ordinary Share by the Conversion Factor (as defined in the Business Combination Agreement), such that the sum of the total number of Einride Ordinary Shares (excluding the Restricted Company Ordinary Shares (as defined in the Business Combination Agreement)) outstanding immediately after the Stock Split plus the number of Einride Ordinary Shares equal to the number of Net Company Derivative Shares underlying the Non-Electing Participating Company Derivatives (as defined in the Business Combination Agreement), after adjustment for the Stock Split to the extent required pursuant to the terms thereof, will equal 123,853,211 shares.

Pursuant to the Merger, the following will occur:

●	to the extent any units of Legato III (“Legato III Units”) remain outstanding and unseparated, immediately prior to the Effective Time, each such issued and outstanding Legato III Unit will be automatically separated (the “Unit Separation”) and the holder thereof will be deemed to hold one ordinary share, par value $0.0001 per share, of Legato (“Legato III Ordinary Shares”) and one-half of one warrant of Legato III (each whole warrant, a “Legato III Warrant”), each whole Legato III Warrant being exercisable for one Legato Ordinary Share at an exercise price of $11.50 per share;

●	immediately after the Unit Separation, at the Effective Time, after giving effect to the Stock Split, each issued and outstanding Legato III Ordinary Share (which will exclude any Excluded Shares, Legato Dissenting Shares and Legato III Redeeming Shares (each as defined below)) will be cancelled and automatically exchanged for one Einride Ordinary Share in the form of one Einride ADS (the “Merger Consideration”);

●	at the Effective Time, each Legato III Warrant will be automatically converted into one warrant of Einride (“Einride Warrants”), with each whole Einride Warrant exercisable for one Einride Ordinary Share in the form of one Einride ADS at an exercise price of $11.50 per share;

●	at the Effective Time, the sole issued and outstanding ordinary share, par value $0.0001 per share, of Merger Sub will be automatically converted into one ordinary share, par value $0.0001 per share, of the Surviving Company, which will constitute the only issued and outstanding share in the capital of the Surviving Company;

●	to the extent available under the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”), all issued and outstanding Legato III Ordinary Shares held by shareholders of Legato III (each, a “Legato III Shareholder” and, collectively, the “Legato III Shareholders”) who have properly exercised dissenter rights in respect of such shares (such shares, the “Legato Dissenting Shares”) in accordance with the Cayman Companies Act will be cancelled and cease to exist and will not be entitled to receive the applicable Merger Consideration and will instead be entitled to receive only such rights as may be granted by the Cayman Companies Act;

●	each issued and outstanding Legato III Ordinary Share that is validly redeemed (the “Legato III Redeeming Shares”) will be cancelled in exchange for the right to be paid a pro rata share of the aggregate amount payable with respect to the exercise of the redemption rights of Legato III Shareholders; and

●	each Legato III Ordinary Shares that is held as a treasury share or owned by Einride, Merger Sub or any other wholly-owned subsidiary of Einride or Legato III (the “Excluded Shares”) will be cancelled and cease to exist.

In connection with Legato III’s due diligence investigations of the proposed transaction, the board of directors of Legato III (the “Legato III Board”) obtained a fairness opinion from Cassel Salpeter & Co. LLC (“Cassel Salpeter”), dated November 11, 2025, which provided that, as of that date and based upon and subject to the various assumptions and limitations set forth therein, the consideration to be received by the Legato III Shareholders pursuant to the Merger is fair, from a financial point of view, to the Legato III Shareholders (other than holders of Excluded Shares) and that the fair market value of Einride is at least 80% of the balance of the funds held in the Trust Account (excluding deferred commissions and taxes payable). See the section of the accompanying proxy statement/prospectus entitled “Proposal One — The Business Combination Proposal—Opinion of Cassel Salpeter, the Legato III Board’s Financial Advisor” for additional information.

The Legato III Units, Legato III Ordinary Shares, and Legato III Warrants are currently listed on the NYSE American under the symbols “LEGT U,” “LEGT” and “LEGT WS,” respectively. Einride is not currently a public reporting company. However, following the effectiveness of the registration statement of which the accompanying proxy statement/prospectus is a part and the Closing, Einride will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It is a condition of the consummation of the Business Combination that the Einride Ordinary Shares (including the shares underlying the Einride Warrants) and the Einride Warrants are approved for listing on a qualified stock exchange, which is expected to be the Nasdaq Stock Market LLC (“Nasdaq”). Einride intends to list the Einride ADSs and the Einride Warrants on Nasdaq under the symbols, “ENRD” and “ENRDW” respectively, such listings to be effective at the consummation of the Business Combination. While trading is expected to begin on the first business day following the date of completion of the Business Combination, there can be no assurance that the Einride ADSs and the Einride Warrants will be listed on Nasdaq or that a viable and active trading market will develop for either of those securities.

The accompanying proxy statement/prospectus covers the Einride Ordinary Shares, represented by Einride ADSs, and the Einride Warrants issuable to certain securityholders of Legato III as described above. Accordingly, Einride is registering an aggregate of 25,799,375 Einride Ordinary Shares, as represented by Einride ADSs, 10,340,313 Einride Warrants, and 10,340,313 Einride Ordinary Shares, to be represented by Einride ADSs, issuable upon the exercise of the Einride Warrants.

Einride will be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

Einride will also be a “foreign private issuer” as defined in the Exchange Act, and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Einride’s officers, directors and greater than 10% shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules and regulations thereunder. Moreover, Einride will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, as a company incorporated in Sweden, Einride is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance standards of Nasdaq. Einride currently intends to follow Sweden’s corporate governance practices in lieu of the corporate governance standards of Nasdaq applicable to U.S. listed companies including, among others, the following: (1) Nasdaq Rule 5620(c), which requires a quorum for shareholder meetings of at least one-third of the outstanding shares, (2) Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive session, where only independent directors are present, and (3) Nasdaq Rule 5635, which generally requires shareholder approval for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) below a specified minimum price. As a result, Einride’s shareholders may not have the same protections as those afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements.

Certain holders of Legato III Ordinary Shares and Legato III private placement units (“Legato III Private Units”) that were issued to such holders (collectively, the “Initial Shareholders”) in connection with Legato III’s initial public offering (the “Legato III IPO”) have agreed to vote the Legato III Ordinary Shares, and, subject to applicable securities laws, any other Legato III securities acquired by such Initial Shareholders in favor of the Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Initial Shareholders, or certain of Legato III’s officers and directors or their affiliates may, but are not obligated to, loan Legato III funds as may be required. If Legato III completed a business combination, Legato III would repay such loaned amounts. In the event that a business combination does not close, Legato III may use a portion of the working capital held outside Legato III’s trust account (the “Trust Account”) to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans may be convertible into Legato III Private Units at a price of $10.00 per unit, at the option of the lender. The units would be identical to the Legato III Private Units and would convert into Einride securities in the same manner as the Legato III Private Units. As of [●], 2026, there were no amounts outstanding under the working capital loan.

In November 2023, Eric Rosenfeld, Legato III’s Chief SPAC Officer, purchased 5,031,250 Legato III Ordinary Shares (the “Founder Shares”) in exchange for a capital contribution of $25,000. Mr. Rosenfeld subsequently transferred certain of the Founder Shares to Legato III’s directors and officers and other individuals, at a price of $0.005 per share. The Founder Shares included an aggregate of up to 656,250 shares subject to forfeiture to the extent that the underwriters’ over-allotment option in the Legato III IPO was not exercised in full or in part. On February 6, 2024, the underwriters in the Legato III IPO exercised their over-allotment option in full and purchased an additional 2,625,000 Legato III Units. Accordingly, none of the Founder Shares were forfeited. As of [●], 2026, the Initial Shareholders owned 5,031,250 Founder Shares. In connection with the Legato III IPO, the Initial Shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of 180 days after the completion of the initial business combination and the date on which the closing price of the Legato III Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after Legato III’s initial business combination, or earlier if, subsequent to Legato III’s initial business combination, Legato III consummates a liquidation, merger, share exchange or other similar transaction which results in all of the Legato III Shareholders having the right to exchange their ordinary shares for cash, securities or other property (the “Legato III IPO Lock-Up Restrictions”). The Legato III IPO Lock-Up Restrictions will not extend to the Einride ADSs that the Initial Shareholders will receive in exchange for their Founder Shares as a result of the consummation of the Business Combination; however, such shares will be subject to the provisions of a lock-up agreement entered into concurrently with the Business Combination Agreement.

The Initial Shareholders currently hold an aggregate of 5,031,250 Founder Shares and 455,000 Legato III Private Units. Upon the completion of the Business Combination and after giving effect to the Stock Split, the Initial Shareholders will hold a total of 4,932,779 Einride ADS and 227,500 Einride Warrants, assuming no Founder Shares are forfeited in connection with the Business Combination and after giving effect to the share transfer described in the following paragraph. The issuance of Einride ADSs to the Initial Shareholders in exchange for their Founder Shares will not result in a material dilution of the equity interests of non-redeeming Legato III Shareholders. For more information, please see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities — Beneficial Ownership of Einride.”

To raise additional proceeds to fund the Business Combination, on February 26, 2026, Legato III and Einride entered into subscription agreements (“PIPE Subscription Agreements”) with certain accredited investors (collectively, the “PIPE Investors”), pursuant to which, subject to the terms and conditions thereof, Einride will, substantially concurrently with, and contingent upon, the consummation of the Merger, sell an aggregate of 12,235,420 Einride ADSs to the PIPE Investors for an aggregate purchase price of $113.3 million (the “PIPE Investment”). In addition, the PIPE Investors will receive warrants (the “PIPE Warrants”) to purchase an aggregate of 18,353,130 Einride ADSs. The PIPE Subscription Agreements contain customary representations, warranties, covenants and agreements of Einride, Legato III and the PIPE Investors and are subject to customary closing conditions and termination rights. In addition, at the Closing and in connection with the PIPE, certain of the Initial Shareholders will transfer 553,471 Founder Shares held by them to one of the PIPE Investors (which will be exchanged for Einride ADSs in the Merger), and Einride will issue to another PIPE Investor an additional 1,400,000 Einride ADSs. For additional information, see “The Business Combination Agreement — Additional Agreements — PIPE Subscription Agreements” of the accompanying proxy statement/prospectus.

The following summarizes the pro forma ownership of Einride Ordinary Shares immediately following the Business Combination under five redemption scenarios of outstanding public Legato III Ordinary Shares (the “Legato III Public Shares”): no redemptions, 25% redemptions, 50% redemptions, 75% redemptions and maximum redemptions. For illustrative purposes, the information in the table also assumes that (i) there are no other issuances of equity interests of Legato III or Einride prior to the Closing, (ii) none of the Initial Shareholders purchases any additional Legato III Ordinary Shares prior to the Closing, (iii) that the Business Combination closes on May 31, 2026 and (iv) all holders of Participating Company Derivatives elect to convert such Participating Company Derivatives into Einride Ordinary Shares on a cashless or net exercise basis. In addition, the information in this table does not take into account Non-Participating Company Derivatives (other than any Exercised Unvested ITM Warrant) (as each term is defined in the accompanying proxy statement/prospectus), Einride Warrants, PIPE Warrants and the unvested portion of the Specified Warrants (as defined in the accompanying proxy statement/prospectus) that will remain outstanding following the Business Combination and may be exercised at a later date. The actual ownership of Einride Ordinary Shares, as a result of the Business Combination, will be within the parameters described by the five scenarios below. However, there can be no assurance regarding which scenario will be closest to the actual results.

	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 50% Redemption(3)		Assuming 75% Redemption(4)		Assuming Maximum Redemption(5)
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Legato III Public Shareholders	20,125,000	12.1%	15,093,750	9.4%	10,062,500	6.5%	5,031,250	3.4%	-	-
Initial Shareholders and Affiliates(6)	4,932,779	3.0%	4,471,147	2.8%	4,009,515	2.6%	3,547,882	2.4%	3,086,250	2.1%
BTIG, LLC (7)	188,125	0.1%	188,125	0.1%	188,125	0.1%	188,125	0.1%	188,125	0.1%
PIPE Investors(8)	14,188,891	8.5%	14,188,891	8.8%	14,188,891	9.1%	14,188,891	9.5%	14,188,891	9.8%
Einride Shareholders(9)	126,702,491	76.3%	126,702,491	78.9%	126,702,491	81.7%	126,702,491	84.7%	126,702,491	87.9%
Total Shares Outstanding	166,137,286	100%	160,644,404	100%	155,151,522	100%	149,658,639	100%	144,165,757	100%

(1)	Assumes that Legato III Public Shareholders will not exercise their redemption rights with respect to any of the outstanding 20,125,000 Legato III Public Shares under the assumed no redemptions scenario;
(2)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 5,031,250 of the 20,125,000 outstanding Legato III Public Shares under the assumed 25% redemptions scenario;
(3)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 10,062,500 of the 20,125,000 outstanding Legato III Public Shares under the assumed 50% redemptions scenario;
(4)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 15,093,750 of the 20,125,000 outstanding Legato III Public Shares under the assumed 75% redemptions scenario; and
(5)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem all of the 20,125,000 outstanding Legato III Public Shares under the assumed maximum redemptions scenario.
(6)	Assumes that certain of the Initial Shareholders and their affiliates forfeit 461,632, 923,264, 1,384,897 and 1,846,529 Founder Shares under the assumed 25% redemption scenario, 50% redemption scenario, 75% redemption scenario and maximum redemption scenario, respectively, in accordance with the Legato III Support Agreement (as defined in the accompanying proxy statement/prospectus). In addition, gives effect to the transfer of 553,471 Founder Shares from the Initial Shareholders to a PIPE Investor.
(7)	Consists of (i) 87,500 Legato III Ordinary Shares issued to BTIG, LLC and its designees prior to the Legato III IPO and (ii) 100,625 Legato III Private Shares comprising the Legato III Private Units issued to BTIG, LLC and its designees at the closing of the Legato III IPO.
(8)	Consists of (i) 18,353,130 PIPE ADSs, (ii) an additional 1,400,000 ADSs issued to a PIPE Investor and (iii) 553,471 Founder Shares transferred by the Legato Initial Shareholders to a PIPE Investor.
(9)	Consists of (i) 123,853,211 Einride Ordinary Shares after giving effect to the Stock Split, (ii) 466,183 restricted Einride Ordinary Shares held by Roozbeh Charli, Einride’s Chief Executive Officer, (iii) 1,369,477 Einride Ordinary Shares to be issued to Roozbeh Charli upon the Closing, as described in the section titled “Proposal One — The Business Combination Proposal— Interests of Einride’s Directors and Officers in the Business Combination” of the accompanying proxy statement/prospectus, and (iv) 1,013,620 Einride Ordinary Shares to be issued to Lorne Abony, a current director of Einride, upon the Closing, as described in the section titled “Proposal One — The Business Combination Proposal— Interests of Einride’s Directors and Officers in the Business Combination” of the accompanying proxy statement/prospectus

The actual ownership of Einride Ordinary Shares, represented by Einride ADSs, as a result of the Business Combination will be within the parameters described by the five scenarios above. However, there can be no assurance regarding which scenario will be closest to the actual results.

The table above excludes the dilutive impact of (a) 10,340,313 Einride Ordinary Shares that would be issuable in aggregate upon the exercise of 277,813 Legato III Private Warrants (as defined in the accompanying proxy statement/prospectus) and 10,062,500 Public Warrants; (b) 18,353,130 Einride Ordinary Shares that would be issuable in the aggregate upon the exercise of 18,353,130 PIPE Warrants; (c) Einride Ordinary Shares that would be issuable upon the exercise of any Additional Warrants or Reset Warrants (each as defined in the accompanying proxy statement/prospectus) that may be issued to the PIPE Investors; (d) Einride Ordinary Shares that will be available for issuance under Einride’s incentive award plan immediately following the completion of the Business Combination; and (e) up to 34,261,380 Einride Ordinary Shares underlying the Non-Participating Company Derivatives (as defined in the accompanying proxy statement/prospectus). Shareholders will experience additional dilution to the extent Einride issues additional shares after the Closing.

Deferred Underwriting Commissions as a Percentage of Legato III IPO Proceeds Net of Redemptions

In connection with its services as underwriter of the Legato III IPO, BTIG, LLC agreed to defer a portion of the underwriting commissions to which it was entitled. The deferred underwriting commissions are payable to BTIG, LLC on closing of the business combination. A portion of the deferred underwriting fees are payable in cash or stock at Legato III’s discretion and a portion is based on the number of Legato III Public Shares redeemed by holders in connection with such business combination. The following table presents the deferred underwriting commissions as a percentage of the aggregate proceeds from the Legato III IPO, net of redemptions of Legato III Public Shares under the following scenarios: No Redemption; 25% Redemption; 50%; Redemption; 75% Redemption; and the Maximum Redemption. Actual Legato III Public Shares redeemed in connection with the Business Combination may vary from the amounts presented below.

	No Redemption(1)	25% Redemption(2)	50% Redemption(3)	75% Redemption(4)	Maximum Redemption(5)
IPO deferred commissions	$7,043,750	$6,289,063	$5,534,375	$4,779,688	$4,025,000
IPO proceeds net of redemptions	$201,250,000	$150,937,500	$100,625,000	$50,312,500	$-
Underwriting fees as a % of Legato III IPO proceeds net of redemptions	3.5%	4.2%	5.5%	9.5%	-

(1)	Assumes that Legato III Public Shareholders will not exercise their redemption rights with respect to any of the outstanding 20,125,000 Legato III Public Shares under the assumed no redemptions scenario;
(2)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 5,031,250 of the 20,125,000 outstanding Legato III Public Shares under the assumed 25% redemptions scenario;
(3)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 10,062,500 of the 20,125,000 outstanding Legato III Public Shares under the assumed 50% redemptions scenario;
(4)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 15,093,750 of the 20,125,000 outstanding Legato III Public Shares under the assumed 75% redemptions scenario; and
(5)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem all of the 20,125,000 outstanding Legato III Public Shares under the assumed maximum redemptions scenario.

Conflicts of Interest

Since the Initial Shareholders, their respective affiliates and representatives, and the Legato III officers and directors (the “Initial Shareholder Related Parties”), have interests that are different, or in addition to (and which may conflict with), the interests of the other holders of Legato III Ordinary Shares, a conflict of interest may exist in determining whether the Business Combination with Einride is appropriate. Such interests include that the Initial Shareholder Related Parties will lose their entire investment in Legato III if Legato III does not complete a business combination. When you consider the recommendation of the Legato III Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Initial Shareholder Related Parties have interests in such proposal that are different from, or in addition to (which may conflict with), those of the Legato III Shareholders generally. See “Summary of the Proxy Statement/Prospectus — Interests of Legato III Directors and Officers in the Business Combination.”

These conflicts of interest include, among other things, the interests listed below:

●	the fact that Legato III’s officers and directors have certain economic interests in the Business Combination including:

○	the Legato III’s officers and directors will lose their entire investment in Legato III if the Business Combination or another initial business combination is not consummated within the required time period. The Initial Shareholders paid an aggregate of $25,000 for the Founder Shares. Such securities will have a significantly higher value at the time of the Business Combination, and if unrestricted and freely tradable would be valued at approximately $[●] million based upon the closing price of $[●] per Legato III Ordinary Share on the NYSE American on [●], 2026. Legato III’s officers and directors have agreed to waive their redemption rights with respect to their Founder Shares, Legato III Private Shares and any Legato III Public Shares they hold in connection with the Business Combination and their rights to liquidating distributions from the trust account with respect to any Founder Shares and Legato III Private Shares held by them if the Business Combination is not approved and Legato III fails to complete a business combination within the required time period. Accordingly, the Founder Shares and Legato III Private Units would be worthless if the Business Combination or another business combination is not consummated within the required time period because the holders thereof are not entitled to participate in any redemption or liquidation distribution with respect to such shares; and

○	although, as of the date of the accompanying proxy statement/prospectus, there are no fees due to, or any out-of-pocket expenses repayable to Legato III’s officers and directors, if any loans, fees or expenses are incurred after the date of the accompanying proxy statement/prospectus, they would not be repaid unless (i) Legato III consummates the Business Combination within the required time period or (ii) there are any out of trust funds available to be used for such purpose.

●	the fact that pursuant to the Business Combination Agreement, Eric Rosenfeld, the Chief SPAC Officer of Legato III, and Gregory Monahan, the Chief Executive Officer and a director of Legato III, will serve as directors of Einride upon the Closing. Such individuals, in the future, may receive any cash fees, stock options or stock awards that Einride may determine to pay to its directors;

●	the fact that the Business Combination Agreement provides for certain insurance coverage of the officers and directors of Legato III; and

●	the fact that if the Business Combination or another business combination is not consummated within the required time period, Legato III will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Legato III Public Shares for cash and, subject to the approval of its remaining shareholders and the Legato III Board, dissolving and liquidating.

These interests may influence Legato III’s directors in making their recommendation that you vote in favor of the Business Combination Proposal, and the transactions contemplated thereby. These interests were considered by the Legato III Board when it approved the Business Combination. See “Proposal One — The Business Combination Proposal — Interests of Legato III’s Directors and Officers in the Business Combination.” In addition, Einride’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the Legato III Shareholders and warrant holders generally. For additional information, see the section titled “Proposal One — The Business Combination Proposal— Interests of Einride’s Directors and Officers in the Business Combination” of the accompanying proxy statement/prospectus.

Each of the Initial Shareholders has agreed, pursuant to the terms of the Legato III Support Agreement (as defined in the accompany proxy statement/prospectus), to vote its Legato III Ordinary Shares, and, subject to applicable laws, any other Legato III securities acquired by such Initial Shareholder, in favor of each of the proposals described in the accompanying proxy statement/prospectus (including each of the sub-proposals), including the approval and adoption of the Business Combination Agreement and the Business Combination. As a result of such agreement, Legato III would need 7,269,064 or approximately 36.1% (assuming all issued and outstanding Legato III Ordinary Shares are voted) of the Legato III Public Shares outstanding as of the record date to approve each of the Business Combination Proposal, Organizational Documents Proposal and the Adjournment Proposal described in the accompanying proxy statement/prospectus (including each of the sub-proposals). Assuming only the minimum number of Legato III Ordinary Shares representing a quorum are voted at the Special Meeting, Legato III would not need any Legato III Public Shares outstanding as of the record date in addition to the Founder Shares and Legato III Private Shares to approve each of the Business Combination Proposal, Organizational Documents Proposal and the Adjournment Proposal. In addition, Legato III would need 11,554,376 or approximately 57.4% (assuming all issued and outstanding Legato III Ordinary Shares are voted) of the Legato III Public Shares outstanding as of the record date to approve the Merger Proposal described in the accompanying proxy statement/prospectus, or 126,876 or approximately 0.6% (assuming only the minimum number of Legato III Ordinary Shares representing a quorum are voted) of the Legato III Public Shares outstanding as of the record date to approve the Merger Proposal.

For more information about the potential conflicts of interest, the nature of compensation and the potential dilutive impact of such interests held by the Initial Shareholders, Legato III’s directors and officers and their respective affiliates, see the following sections in the accompanying proxy statement/prospectus:

●	“Questions and Answers about the Business Combination and the Extraordinary General Meeting — What equity stake will Legato III Public Shareholders who elect not to redeem their Legato III Public Shares hold in Einride immediately after the completion of the Business Combination?”

●	“Risk Factors — Risks Related to the Business Combination and Legato III — Legato III’s current directors, executive officers, advisors and their affiliates stand to make a substantial profit on the Legato III Ordinary Shares that they own, even if the Einride Ordinary Shares subsequently decline in value or is unprofitable for Legato III Public Shareholders, and such interests may have influenced their decision to approve the Business Combination.”

●	“Proposal One — The Business Combination Proposal — Conflicts of Interest of Legato III’s Officers and Directors”; and

●	“Management of Legato III — Executive Officer and Director Compensation.”

After careful consideration, the Legato III Board has unanimously approved the Business Combination Agreement and the other proposals described in the accompanying proxy statement/prospectus, and the Legato III Board has determined that it is advisable to consummate the Business Combination. The Legato III Board recommends that you vote “FOR” the proposals described in the accompanying proxy statement/prospectus (including each of the sub-proposals).

Legato III is providing the accompanying proxy statement/prospectus and proxy card to you in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments or postponements of the extraordinary general meeting. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided or by following the instructions therein. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting.

More information about Legato III, Einride and the Business Combination is contained in the accompanying proxy statement/prospectus. Legato III and Einride urge you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 60 of the accompanying proxy statement/prospectus.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE LEGATO III REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO THE LEGATO III TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE VIRTUAL EXTRAORDINARY GENERAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE(S) TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of the Legato III Board, I thank you for your support and look forward to the successful completion of the Business Combination.

____________, 2026	Sincerely,

Gregory Monahan
Chief Executive Officer

The accompanying proxy statement/prospectus is dated [●], 2026 and is first being mailed to the shareholders of Legato III on or about [●], 2026.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

LEGATO MERGER CORP. III
777 Third Avenue, 37th Floor

New York, NY 10017

Tel: (212) 319-7676

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON [●], 2026

TO THE SHAREHOLDERS OF LEGATO MERGER CORP. III:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Meeting”) of Legato Merger Corp. III, a Cayman Islands exempted company (“Legato III”), will be held at [●], Eastern Time, on [●], 2026, virtually via live webcast at [●] and via teleconference at [●] (U.S. toll free) or [●] (international toll free) (in each case using participant code [●]), or at such other time and place to which the Meeting may be adjourned. Shareholders of Legato III may attend the Meeting by visiting the live webcast website, where they will be able to listen to the Meeting live and vote during the Meeting. We are pleased to utilize virtual shareholder meeting technology to provide ready access and cost savings for Legato III shareholders and Legato III. See “Selected Definitions” in the accompanying proxy statement/prospectus for definitions of certain terms used in this notice.

You are cordially invited to attend the Meeting, which will be held to consider and vote, and if thought fit, pass and approve, the following resolutions:

●	Proposal One — The Business Combination Proposal — as an ordinary resolution, that (i) the Business Combination Agreement, dated as November 12, 2025, by and among Legato III, Einride AB, a limited liability company formed under the laws of Sweden (“Einride” or “Company”), and Einride Cayman Sub Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of the Company (“Merger Sub”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A-1, as amended by Amendment No. 1 to Business Combination Agreement, dated February 26, 2026, by and among Legato III, Einride and Merger Sub, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A-2, and by Amendment No. 2 to Business Combination Agreement, dated March 5, 2026, by and among Legato III, Einride and Merger Sub, a copy of which is attached as Annex A-3 to the accompanying proxy statement/prospectus (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “Business Combination Agreement”), (ii) the other Transaction Agreements (as defined in the accompanying proxy statement/prospectus), and (iii) the completion of the Transactions (as defined in the accompanying proxy statement/prospectus), in accordance with the terms and subject to the conditions set forth in the Business Combination Agreement and such Transaction Agreements, be approved in all respects (the “Business Combination Proposal”);

●	Proposal Two — The Merger Proposal — as a special resolution, that the plan of merger to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex B, and the transactions contemplated thereunder, including, without limitation, that Legato III shall merge with and into Merger Sub with Merger Sub being the surviving company (the “Merger”), be and are hereby adopted and approved and authorized in all respects (the “Merger Proposal”);

●	Proposal Three — The Organizational Documents Proposal — as an ordinary resolution, that certain material differences between the Legato Articles and the Amended Einride Articles, presented separately in accordance with SEC requirements, be approved, on a non-binding advisory basis (collectively, the “Organizational Documents Proposal”); and

●	Proposal Four — The Adjournment Proposal — as an ordinary resolution, that the adjournment of the Meeting to a later date or dates, if it is determined by the chairman presiding over the Meeting that more time is necessary for Legato III to consummate the Merger and the Transactions, be approved (the “Adjournment Proposal”).

The approval of each of the Business Combination Proposal and the Merger Proposal (the “Condition Precedent Proposals”) is cross-conditioned on the approval of the other. Approval of the Organizational Documents Proposal is also conditioned upon the approval of the Condition Precedent Proposals. None of the proposals are conditioned on approval of the Organizational Documents Proposal. However, the Business Combination Agreement provides that the Business Combination will not be consummated unless all the proposals are approved or the corresponding condition in the Business Combination Agreement is waived by the parties to such agreement. If the Adjournment Proposal is presented, the other proposals will not be presented. Each of these proposals are more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.

Only holders of record of Legato III Ordinary Shares at the close of business on [●], 2026 are entitled to notice of and to vote and have their votes counted at the Meeting and any adjournment of the Meeting.

The accompanying proxy statement/prospectus and accompanying proxy card are being provided to Legato III shareholders in connection with the solicitation of proxies to be voted at the Meeting and at any adjournment thereof. Whether or not you plan to attend the Meeting, all Legato shareholders are urged to read the accompanying proxy statement/prospectus, including the annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 60 of the accompanying proxy statement/prospectus.

After careful consideration, the Legato III Board has unanimously approved the Business Combination, determined that the Business Combination is advisable and in the best interests of Legato III and its shareholders, and recommended that shareholders vote “FOR” the adoption of the Business Combination Proposal and “FOR” all other proposals to be presented to Legato III shareholders at the Meeting. When you consider the recommendation of these proposals by the Legato III board, you should keep in mind that Legato III’s officers and directors have interests therein that may conflict with your interests as a shareholder. See the section entitled “Proposal One — The Business Combination Proposal — Conflicts of Interest of Legato III’s Officers and Directors” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Legato III Articles, each holder of the Legato III Public Shares, excluding the Initial Shareholders, may elect to have all or a portion of such shareholder’s Legato III Public Shares redeemed for cash if the Business Combination is consummated. You will be entitled to receive cash for any Legato III Public Shares to be redeemed only if you:

(i)	submit a written request to Equiniti Trust Company, LLC (“Equiniti”), Legato III’s transfer agent, in which you request that Legato III redeem all or a portion of your Legato III Ordinary Shares for cash; and

(ii)	deliver your Public Shares to Equiniti physically or electronically through the DWAC (Deposit and Withdrawal at Custodian) System of The Depository Trust Company (“DTC”).

Legato III Public Shareholders must complete the procedures for electing to redeem their Legato III Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2026 (two (2) business days before the Meeting) in order for their shares to be redeemed. Legato III Public Shareholders may elect to redeem their Legato III Public Shares whether they vote “for,” “against” or do not vote at all on the Business Combination Proposal or the other proposals to be voted upon at the Meeting.

If your Legato III Public Shares are still contained within Legato III Units, you must elect to separate your Legato III Units into the underlying Legato III Public Shares and Legato III Warrants prior to exercising your redemption rights with respect to the Legato III Public Shares. If you hold your Legato III Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the Legato III Units into the underlying securities, or if you hold Legato III Units registered in your own name, you must contact Equiniti, Legato III’s transfer agent, directly and instruct it to do so.

If the Business Combination is not consummated, any Legato III Public Shares delivered for redemption will be returned to their respective holders, brokers or banks. If the Business Combination is consummated, and if a Legato III Public Shareholder properly exercises its right to redeem all or a portion of the Legato III Public Shares that it holds and timely delivers its shares to Equiniti, Legato III will redeem such Legato III Public Shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account and not previously released to Legato III, divided by the number of then outstanding Legato III Public Shares, calculated as of two (2) business days prior to the consummation of the Business Combination. For illustrative purposes, as of [●], 2026, this would have amounted to approximately $[●] per issued and outstanding Legato III Public Share. If a Legato III Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Legato III Public Shares for cash and will no longer own Legato III Public Shares. See “Extraordinary General Meeting of Legato III’s Shareholders — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Legato III Public Shares for cash. The Initial Shareholders, including Legato III’s officers and directors, have agreed to, among other things, vote in favor of the Business Combination and the other proposals to be presented at the Meeting and have waived their redemption rights in connection with the consummation of the Business Combination, in each case with respect to any Legato III Ordinary Shares held by them, subject to applicable securities laws.

The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being a resolution passed by a majority of at least two-thirds (2/3) of the votes cast by or on behalf of the holders of Legato III Ordinary Shares who are entitled to vote at the Meeting. The approval of each of the Business Combination Proposal, the Organizational Documents Proposal and the Adjournment Proposal requires an ordinary resolution, being a resolution passed by a simple majority of the votes cast by or on behalf of the shareholders entitled to vote thereon.

Your vote is very important. Whether or not you plan to attend the Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Meeting. In most cases you may vote by telephone or over the Internet as instructed. The Merger will be consummated only if the Condition Precedent Proposals are approved at the Meeting. The approval of each of the Condition Precedent Proposals are a cross-conditioned on the approval of the other. The approval of the Organizational Documents Proposal is also conditioned on the approval of the Condition Precedent Proposals. None of the proposals are conditioned on the approval of the Organizational Documents Proposal. However, the Business Combination will not be consummated unless such proposals are approved or the corresponding condition in the Business Combination Agreement is waived by the parties to such agreement. If the Adjournment Proposal is presented, the other proposals will not be presented.

If you sign, date and return your proxy card without indicating how you wish to vote, your shares will be counted towards the quorum requirement and will be voted “FOR” each of the proposals presented at the Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Meeting in person via live webcast and teleconference, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Meeting and will not be voted. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the Meeting. We expect that all proposals being voted on at the Meeting will be considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and therefore we do not expect any broker non-votes to be submitted and broker non-votes will therefore have no impact on quorum or the vote. If you are a shareholder entitled to attend the Meeting and you wish to attend and vote in person via live webcast and teleconference, you may withdraw your proxy and vote either in person via live webcast and teleconference.

Your attention is directed to the remainder of the accompanying proxy statement/prospectus following this notice (including the annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related Transactions and each of the proposals. You are encouraged to read the accompanying proxy statement/prospectus carefully and in its entirety, including the annexes and other documents referred to herein. If you have any questions or need assistance voting your Legato III Ordinary Shares, please contact Mackenzie Partners, Legato III’s proxy solicitor, by calling toll-free (within the U.S. or Canada) at +1 (800) 322-2885, or for banks and brokers, by calling collect at +1 (212) 929-5500, or by emailing proxy@mackenziepartners.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Legato Merger Corp. III, dated [●], 2026.

Gregory Monahan
Chief Executive Officer and Director

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form F-4 filed with the Securities and Exchange Commission, or SEC, by Einride, constitutes a prospectus of Einride under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to (1) up to 25,799,375 Einride Ordinary Shares, represented by Einride ADSs, to be issued to Legato III Shareholders in connection with the Business Combination, (2) 10,340,313 Einride Warrants to acquire Einride Ordinary Shares to be issued to Legato III warrant holders and (3) 10,340,313 Einride Ordinary Shares, represented by Einride ADSs, issuable pursuant to the exercise of Einride Warrants, in connection with the Business Combination. This document also constitutes a proxy statement of Legato III under Section 14(a) of the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the Meeting of Legato III Shareholders to consider and vote upon each of the Business Combination Proposal and the other proposals described herein.

You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to Legato III Shareholders nor the issuance by Einride of Einride Ordinary Shares, represented by Einride ADSs, and Einride Warrants, in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding Legato III has been provided by Legato III and information contained in this proxy statement/prospectus regarding Einride has been provided by Einride.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this proxy statement/prospectus concerning Einride’s industry and the regions in which it operates, including Einride’s general expectations and market position, market size, market opportunity, market share and other management estimates, is based on information obtained from industry publications and reports and forecasts provided to Einride. In some cases, this proxy statement/prospectus does not expressly refer to the sources from which this information is derived. This information is subject to significant uncertainties and limitations and is based on assumptions and estimates that may prove to be inaccurate. You are therefore cautioned not to give undue weight to this information.

Neither Einride nor Legato III has independently verified the accuracy or completeness of any such information. Similarly, internal surveys, industry forecasts and market research have not been independently verified, although they are believed to be reliable. Market data, industry forecasts and similar information included in this proxy statement/prospectus is inherently imprecise. In addition, assumptions and estimates of Einride’s future performance and growth objectives and the future performance of its industry and the markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Einride” in this proxy statement/prospectus.

Certain monetary amounts, percentages and other figures included in this proxy statement/prospectus have been subject to rounding adjustments. Certain other amounts that appear in this proxy statement/prospectus may not sum due to rounding.

References to “USD”, “U.S. dollars” and “$” in this proxy statement/prospectus are to United States dollars, the legal currency of the United States. References to “SEK” and “TSEK” in this proxy statement/prospectus are to Swedish Krona, the legal currency of Sweden. Certain amounts described herein have been expressed in U.S. dollars for convenience, and when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations. The exchange rate used for conversion between U.S. dollars and Swedish Krona is based on the historical exchange rate of the Swedish Krona released by the Federal Reserve, the central bank of the United States, as well as certain other sources. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Swedish Krona at the dates indicated.

SELECTED DEFINITIONS

“Amended Einride Articles”	means the amended and restated articles of association of Einride, the form of which is attached to this proxy statement/prospectus as Annex C, which shall be adopted and become effective immediately prior to the Effective Time.

“Amendment No. 1 to Business Combination Agreement”	means Amendment No. 1 to Business Combination Agreement, dated as of February 26, 2026, by and among Legato III, Einride and Merger Sub, a copy of which is attached to this proxy statement/prospectus as Annex A-2.

“Amendment No. 2 to Business Combination Agreement”	means Amendment No. 2 to Business Combination Agreement, dated as of March 5, 2026, by and among Legato III, Einride and Merger Sub, a copy of which is attached to this proxy statement/prospectus as Annex A-3.

“AI”	means artificial intelligence.

“ARR”	means annual recurring revenue.

“Autonomous Truck”	means cab-less autonomous heavy-duty vehicle.

“BTIG”	means BTIG, LLC, the representative of the underwriters in the Legato III IPO.

“BTIG Representative Shares”	means the Legato III Ordinary Shares issued to BTIG and its designees prior to the Legato III IPO.

“Business Combination”	means all transactions contemplated by the Business Combination Agreement, including the Merger.

“Business Combination Agreement”	means the Business Combination Agreement dated as of November 12, 2025, by and among Legato III, Einride, and Merger Sub, a copy of which is attached hereto as Annex A-1, as amended by Amendment No. 1 to Business Combination Agreement, a copy of which is attached hereto as Annex A-2, and by Amendment No. 2 to Business Combination Agreement, a copy of which is attached hereto as Annex A-3, and as it may be further amended, restated or supplemented from time to time in accordance with its terms.

“Cassel Salpeter”	means Cassel Salpeter & Co. LLC, fairness opinion provider to the Legato III Board.

“Cayman Companies Act”	means the Companies Act (As Revised) of the Cayman Islands.

“CET”	means connected manually driven electric vehicle.

“Charging Suite”	means digital service within Saga allowing users to create charger reservations, prioritize power to vehicles, and gain real-time visibility of charger status, energy consumption, and utilization.

“Closing”	means the closing of the Business Combination contemplated by the Business Combination Agreement.

“Closing Date”	means the day on which the Closing occurs.

“Company Derivative”	mean any security of Einride which entitles the holder thereof to acquire at any time Einride Ordinary Shares, including, without limitation, the Einride Preference Shares and any debt, right, warrant, option, restricted stock unit or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Einride Ordinary Shares.

“Control Tower”	means intelligence system for fleet management and oversight.

“Deposit Agreement”	means the deposit agreement, by and among Einride, the Depositary Bank and the holders from time to time of Einride ADSs issued thereunder, as it may be amended from time to time.

“Depositary Bank”	means Deutsche Bank Trust Company Americas

“Dissent Rights”	means the right of each holder of record of Legato III Ordinary Shares to dissent in respect of the Merger pursuant to Section 238 of the Cayman Companies Act.

“Dissenting Legato III Shareholders”	means holders of Dissenting Legato III Shares.

“Dissenting Legato III Shares”	means Legato III Ordinary Shares that are (i) issued and outstanding immediately prior to the Effective Time and (ii) held by Legato III’s shareholders who have validly exercised their Dissent Rights (and not waived, withdrawn, lost or failed to perfect such rights).

“Driverless Hours in Contracted Customer Operations”	means total hours in under which an autonomous vehicle utilizing the Einride Driver has been driving in contracted customer operations.

“Electing Participating Company Derivative”	means, collectively, each Einride Preference Shares and each other Participating Company Derivative the holder of which elects to convert into Einride Ordinary Shares, in accordance with the Business Combination Agreement.

“Effective Time”	means the date on which the Plan of Merger is registered by the Cayman Registrar in accordance with section 233(13) of the Cayman Companies Act or on such later date as Merger Sub and Legato III may agree and specify in the Plan of Merger pursuant to the Cayman Companies Act.

“Einride” or “the Company”	means Einride AB and its subsidiaries.

“Einride ADS(s)”	means the American Depositary Share(s) of Einride, each Einride ADS representing one Einride Ordinary Share.

“Einride Articles”	means the current and existing articles of association of Einride.

“Einride Board”	means the board of directors of Einride

“Einride Driver”	means Einride’s proprietary built automated driving system.

“Einride Ordinary Shares”	means the ordinary shares of Einride.

“Einride Platform”	means SaaS, including the Transport Suite and Charging Suite.

“Einride Preference Shares”	means, collectively, the Series A preference shares, Series A SAFE preference shares, Series A SAFE extension preference shares, Series B preference shares and Series C preference shares of Einride.

“Einride Shareholders”	means all shareholders of Einride.

“Einride Warrants”	means the warrants issued by Einride into which the Legato III Warrants convert at the Effective Time, each entitling its holder to purchase one Einride Ordinary Share or Einride ADS at a price of $11.50 per share, subject to adjustment.

“Equiniti”	means Equiniti Trust Company, LLC, Legato III’s registrar and transfer agent for the Legato III Ordinary Shares and warrant agent for the Legato III Warrants.

“Equity Incentive Plan”	means the Einride AB 2026 Equity Incentive Plan, to be adopted by Einride at the Closing.

“Equity Value”	means an amount equal to $1,350,000,000.

“Exchange Act”	means the Securities Exchange Act of 1934, as amended.

“Excluded Holders”	means holders of Founder Shares and Legato III Private Shares or the underwriters and their respective affiliates in the Legato III IPO.

“Excluded Shares”	means the Legato III Ordinary Shares issued and outstanding and held immediately prior to the Effective Time as treasury shares, including shares redeemed by Legato III in connection with the exercise of the redemption rights of the Legato III Shareholders (if any).

“Exercised Unvested ITM Warrant”	means a warrant of Einride that is unvested but in the money, for which the holder has exercised such warrant to convert to Restricted Company Ordinary Shares (as defined in the Business Combination Agreement) on the same vesting terms as such warrant.

“Existing Warrant Agreement”	means the warrant agreement, dated February 5, 2024, between Legato Merger Corp. III and Equiniti.

“FCaaS”	means freight-capacity-as-a-service.

“Founder Shares”	means the 5,031,250 Legato III Ordinary Shares purchased by the Initial Shareholders for an aggregate price of $25,000 prior to the Legato III IPO.

“GPU”	means graphics processing unit.

“ICE”	means internal combustion engine.

“IFRS”	means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Initial Shareholders”	means, collectively, holders of Founder Shares.

“IRS”	means the U.S. Internal Revenue Service

“JOBS Act”	means the Jumpstart Our Business Startups Act of 2012, as amended;

“Legato III”	means Legato III Merger Corp., a Cayman Islands exempted company.

“Legato III Articles”	means Legato III’s amended and restated memorandum and articles of association adopted on February 5, 2024, as may be amended from time to time.

“Legato III Board”	means the board of directors of Legato III.

“Legato III IPO”	means Legato III’s initial public offering, which was consummated on February 8, 2024.

“Legato III Ordinary Shares”	means the Ordinary Shares of Legato III, par value $0.0001 per share.

“Legato III Private Shares”	means the 555,625 Legato III Ordinary Shares comprising part of the Legato III Private Units.

“Legato III Private Units”	means the 555,625 units sold to the Initial Shareholders and BTIG in a private placement concurrently with the Legato III IPO, each unit consisting of one Legato III Ordinary Shares and one-half of one Legato III Private Warrant

“Legato III Private Warrants” or “Private Placement Warrants”	means the 277,813 Legato III Warrants comprising part of the Legato III Private Units.

“Legato III Public Shareholders”	means all holders of the Legato III Public Shares.

“Legato III Public Shares”	means all Legato III Ordinary Shares issued in the Legato III IPO.

“Legato III Public Warrants”	means the redeemable warrants issued in the Legato III IPO, each whole warrant entitling its holder to purchase one Legato III Ordinary Share at an exercise price of $11.50 per share, subject to adjustment.

“Legato III Units”	means the units issued in the Legato III IPO, each consisting of one Legato III Ordinary Share and one-half of one Legato III Public Warrant.

“Legato III Warrants”	means the Legato III Public Warrants and Legato III Private Warrants.

“Initial Shareholders”	means the Legato III Shareholders prior to the Legato III IPO (excluding BTIG).

“Investment Company Act”	means the Investment Company Act of 1940.

“Meeting”	means the extraordinary general meeting of shareholders of Legato III, which will be held at [●] a.m. Eastern Time, on [●], 2026 and on such other time and date and at such other place to which the meeting may be adjourned;

“Merger”	means the merger between Merger Sub and Legato III, with Merger Sub surviving as a wholly-owned subsidiary of Einride in accordance with the Business Combination Agreement.

“Merger Sub”	means Einride Cayman Sub Limited.

“ML”	means machine learning.

“Nasdaq”	means Nasdaq Stock Market LLC.

“Net Company Derivative”	means either (a) for any Company Derivative that has an exercise price or otherwise requires the payment of consideration in connection with the acquisition of Einride Ordinary Shares thereunder, a number of Einride Ordinary Shares equal to the (i) the Per Share Value as of the time of determination, less such exercise price or amount of consideration per Einride Ordinary Share, but in any event not less than zero, divided by (ii) the Per Share Value as of the time of determination, multiplied by (iii) the number of Einride Ordinary Shares the holder thereof is entitled to acquire thereunder, or (b) for any other Company Derivative, the number of Einride Ordinary Shares the holder thereof is entitled to acquire thereunder.

“New Registration Rights Agreement”	means the registration rights agreement to be entered upon the Closing, by and among Einride, certain shareholders of Einride and certain shareholders of Legato III.

“Non-Participating Company Derivative”	means any issued and outstanding Company Derivative or portion thereof, other than a Participating Company Derivative or portion thereof.

“NYSE”	means the New York Stock Exchange.

“ODD”	means operational design domain.

“OEM”	means original equipment manufacturer.

“Participating Company Derivative”	means any issued and outstanding Company Derivative or portion thereof (a) that either (i) is not subject to vesting or (ii) is vested as of immediately prior to the Effective Time, and (b) if such Company Derivative has an exercise price or otherwise requires the payment of consideration in connection with the acquisition of Einride Ordinary Shares thereunder, that has an exercise price or that requires payment of an amount of consideration per Einride Ordinary Share less than the Per Share Value as of the time of determination.

“Per Share Value”	means the value per Einride Ordinary Share such that (a) the issued and outstanding number of Einride Ordinary Shares (other than any securities issued pursuant to the PIPE Investment) as of the time of determination, plus the Net Company Derivative Shares underlying the Participating Company Derivatives as of the time of determination (based on such value per share), multiplied by (b) such value per share, is equal to the Equity Value

“PCAOB”	means the Public Company Accounting Oversight Board.

“PIPE Investment”	means the private placement whereby Einride and Legato III entered into the PIPE Subscription Agreements with the PIPE Investors pursuant to which, subject to the terms and conditions thereof, Einride will sell an aggregate of 12,235,420 Einride ADSs to the PIPE Investors for an aggregate purchase price of $113.3 million and issue to the PIPE Investors PIPE Warrants to purchase an aggregate of 18,353,130 Einride ADSs.

“PIPE Investors”	means those investors participating in the PIPE Investment.

“PIPE Subscription Agreements”	means the subscription agreements entered into by and among Einride, Legato III and the PIPE Investors, dated as of February 26, 2026, and entered into in connection with the PIPE Investment.

“PIPE ADSs”	means the Einride ADSs subscribed for by the PIPE Investors pursuant to the PIPE Subscription Agreements.

“PIPE Warrants”	means the warrants of Einride to purchase Einride ADSs subscribed for by the PIPE Investors pursuant to the PIPE Subscription Agreements.

“Plan of Merger”	Plan of Merger, by and among Legato III, Merger Sub and Einride, substantially in the form attached hereto as Annex B.

“Required Holders”	means Einride Shareholders and the holders of the Participating Company Derivatives who hold an aggregate of at least 80% of the Einride Ordinary Shares outstanding and underlying the Participating Company Derivatives as of the date of the Business Combination Agreement.

“SaaS”	means software-as-a-service.

“Saga”	means Einride’s digital freight platform.

“SEC”	means the U.S. Securities and Exchange Commission.

“SEK”	means Swedish krona, the lawful currency of Sweden.

“Securities Act”	means the U.S. Securities Act of 1933, as amended.

“Smartcharger Station”	means Einride public charging stations.

“Specified Party”	means Amazon.com NV Investment Holdings LLC.

“Specified Supplemental Agreement”	means the supplemental agreement, dated February 20, 2026, by and between Einride, the Specified Party and certain Einride Shareholders, as amended by that certain addendum agreement, dated March 12, 2026, by and between Einride and Specified Party, and as it may be further amended, restated or supplemented from time to time in accordance with its terms.

“Specified Warrants”	means the 6,941,402 warrants to purchase Einride Ordinary Shares (after giving effect to the Closing), subject to that certain vesting schedule set forth therein, to be granted to the Specified Party pursuant to the Specified Supplemental Agreement.

“Stock Split”	means the share split to be effectuated by Einride, in accordance with the Business Combination Agreement.

“Surviving Company”	means the surviving entity of the Merger.

“Swedish Companies Act”	means the Swedish Companies Act (2005:551) (Sw. aktiebolagslagen 2005:551).

“Transaction Agreements”	means each agreement, document, instrument and/or certificate entered into in connection with the Business Combination Agreement or therewith and any and all exhibits and schedules thereto.

“Transactions”	means the transactions contemplated by the Business Combination Agreement and other Transaction Agreements, including the Merger.

“Transformation Program”	means the large collection of customers’ road transport data.

“Transportation Suite”	means digital service within Saga allowing users to create and execute plans, manage vehicles, and gain insights on operational performance and emissions.

“Trust Account”	means the trust account established for the purpose of holding the net proceeds from the Legato III IPO.

“TSEK”	means thousands of SEK.

“Unit Separation”	means the automatic separation of each Legato III Unit outstanding immediately prior to the Effective Time, as a result of which the holder thereof shall be deemed to hold one Legato III Ordinary Share and one-half of one Legato III Public Warrant in accordance with the terms of the applicable Legato III Unit.

“$”	means United States dollars, the lawful currency of the United States of America.

“WVTA”	means whole vehicle type approval.

Unless otherwise specified, the voting and economic interests of the combined company’s shareholders set forth in this proxy statement/prospectus assume the following:

●	Einride is valued at $1,350,000,000 on a pre-money equity value basis.

●	No Founder Shares are transferred by the Initial Shareholders as consideration to induce Legato III Shareholders to waive their redemption rights.

●	The Initial Shareholders and holders of any equity securities of Einride do not purchase any Legato III Public Shares in the open market.

●	No Legato III Public Shareholder exercises appraisal rights pursuant to the Cayman Companies Act.

●	No Legato III Public Share or Founder Share is held in Legato III’s treasury or owned by Einride, Merger Sub, or any other wholly-owned subsidiary of Einride.

●	There are no other issuances of equity interests of Einride or Legato III not described in this proxy statement/prospectus.

●	The Business Combination closes on May 31, 2026

In addition, unless otherwise specified, the voting and economic interests of the combined company’s shareholders set forth in this proxy statement/prospectus do not take into account the Legato III Public Warrants or the Legato III Private Warrants, which will convert into Einride Warrants at the Closing. The Legato III Public Warrants represent 10,062,500 redeemable warrants issued in the Legato III IPO, each entitling its holder to purchase one Legato III Public Share at an exercise price of $11.50 per share, subject to adjustment. The Legato III Private Warrants represent 277,813 warrants sold to the Initial Shareholders and BTIG in the private placement of Legato III Private Units consummated concurrently with the Legato III IPO and the full exercise of the over-allotment option, each entitling its holder to purchase one Legato III Public Share at an exercise price of $11.50 per share, subject to adjustment. In connection with the Business Combination, Legato III Public Warrants and Legato III Private Warrants will be automatically and irrevocably assumed by Einride and converted into warrants of Einride each entitling its holder to purchase one Einride Ordinary Share at a price of $11.50 per share, subject to adjustment.

Certain sections in this proxy statement/prospectus refer to a “no redemption” scenario, a “25% redemption” scenario, a “50% redemption” scenario, a “75% redemption” scenario or a “maximum redemption” scenario. Unless otherwise specified, these scenarios assume for illustrative purposes that all of the assumption described above apply, except for the following:

●	In respect of the no redemption scenario, that the Legato III Public Shareholders do not exercise their redemption rights with respect to any of the outstanding 20,125,000 Legato III Public Shares.

●	In respect of the 25% redemption scenario, that the Legato III Public Shareholders exercise their redemption rights with respect to 5,031,250 Legato III Public Shares.

●	In respect of the 50% redemption scenario, that the Legato III Public Shareholders exercise their redemption rights with respect to 10,062,500 Legato III Public Shares.

●	In respect of the 75% redemption scenario, that the Legato III Public Shareholders exercise their redemption rights with respect to 15,093,750 Legato III Public Shares.

●	In respect of the maximum redemption scenario, that the Legato III Public Shareholders exercise their redemption rights with respect to all 20,125,000 Legato III Public Shares.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE EXTRAORDINARY GENERAL MEETING

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the proposals to be presented at the Meeting, including with respect to the Business Combination. The following questions and answers do not include all the information that is important to Legato III shareholders. Legato III urges the shareholders to read this proxy statement/prospectus, including the annexes and the other documents referred to herein, carefully and in their entirety to fully understand the Business Combination and the voting procedures for the Meeting.

Q:	Why am I receiving this proxy statement/prospectus?

A:	You are receiving these materials because you were a holder of record or a beneficial holder of Legato III Ordinary Shares on the record date. Legato III and Einride have agreed to undertake the Business Combination through a series of transactions to be completed in accordance with the terms and conditions of the Business Combination Agreement and the other Transaction Agreements. A copy of the Business Combination Agreement is attached hereto as Annex A-1, Annex A-2 and Annex A-3. Legato III shareholders are being asked to consider and vote upon a proposal to approve the Business Combination, along with a number of other proposals. See the section entitled “Proxy Statement/Prospectus Summary” for more detail.

THE VOTE OF LEGATO III SHAREHOLDERS IS IMPORTANT. LEGATO III SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY, INCLUDING THE ANNEXES.

Q:	What proposals are shareholders of Legato III being asked to vote upon?

A:	At the Meeting, Legato III is asking holders of Legato III Ordinary Shares to consider and vote upon the following proposals:

●	Proposal One — The Business Combination Proposal — as an ordinary resolution, that (i) the Business Combination Agreement by and among Legato III, Einride and Merger Sub, a copy of which is attached to the proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, (ii) the other Transaction Agreements, and (iii) the completion of the Transactions contemplated by the Business Combination Agreement and such other Transaction Agreements, in accordance with the terms and subject to the conditions set forth in the Business Combination Agreement and such Transaction Agreements, be approved in all respects (the “Business Combination Proposal”);

●	Proposal Two — The Merger Proposal — as a special resolution, that the plan of merger to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), a copy of which is attached to the proxy statement/prospectus as Annex B, and the transactions contemplated thereunder, including, without limitation, that Legato III shall merge with and into Merger Sub with Merger Sub being the surviving company, be and are hereby adopted and approved and authorized in all respects (the “Merger Proposal”);

●	Proposal Three — The Organizational Documents Proposal — as an ordinary resolution, that certain material differences between the Legato III Articles and the Amended Einride Articles, presented separately in accordance with SEC requirements, be approved, on a non-binding advisory basis (collectively, the “Organizational Documents Proposal”); and

●	Proposal Four — The Adjournment Proposal — as an ordinary resolution, that the adjournment of the Meeting to a later date or dates, if it is determined by the chairman presiding over the Meeting that more time is necessary for Legato III to consummate the Merger and the Transactions, be approved (the “Adjournment Proposal”).

See “Proposal One — The Business Combination Proposal,” “Proposal Two — The Merger Proposal,” “Proposal Three — The Organizational Documents Proposal,” and “Proposal Four — The Adjournment Proposal.”

Legato III will hold the Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the Meeting. The Legato III shareholders should read it carefully.

After careful consideration, the Legato III Board of Directors has determined that the Business Combination Proposal, the Merger Proposal, the Organizational Documents Proposal and the Adjournment Proposal are in the best interests of Legato III and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals. If Legato III shareholders do not approve each of the Condition Precedent Proposals, then the Business Combination Agreement may be terminated and the Business Combination may not be consummated.

The existence of financial and personal interests of one or more of Legato III’s officers and directors may result in a conflict of interest on the part of such officers and directors between what he or they may believe is in the best interests of Legato III and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Legato III’s officers and directors have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal One — The Business Combination Proposal — Conflicts of Interest of the Legato III’s Officers and Directors” for a further discussion of these considerations.

Q:	Why is Legato III proposing the Business Combination?

A:	Legato III was formed to effect a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination, with one or more businesses or entities.

Based on Legato III’s due diligence investigations of Einride, the management of Einride and the industry in which it operates, including the financial and other information provided by Einride in the course of these due diligence investigations, the Legato III Board believes that the Business Combination with Einride is in the best interests of Legato III and its shareholders and presents an opportunity to increase shareholder value. However, there can be no assurance of this. Although the Legato III Board believes that the Business Combination with Einride presents an attractive opportunity and is in the best interests of Legato III and its shareholders, the Legato III Board did consider certain potentially material negative factors in arriving at that conclusion, including, among others, the potential inability of Einride to achieve its business plan, the risk that a significant number of Legato III Public Shareholders elect to redeem their Legato III Public Shares, the impact of the review of the Business Combination by regulatory agencies, the risk that the conditions to closing may not be satisfied and the risk that the potential benefits of the Business Combination may not be achieved. For additional information, see the section entitled “Proposal One — The Business Combination Proposal — Recommendation of the Legato III Board and Reasons for the Business Combination.”

Under the Legato III Articles and the Cayman Companies Act, Legato III is required to obtain the approval of the Legato III shareholders in order to complete the Business Combination.

Q:	How will the Business Combination be accomplished?

A:	In accordance with the Business Combination Agreement, the Business Combination will be accomplished by way of the following transaction steps:

●	Immediately prior to the Effective Time, Einride will undergo the Stock Split, whereby each Einride Ordinary Share that is issued and outstanding immediately prior to the Closing will be converted into a number of Einride Ordinary Shares determined by multiplying each such Einride Ordinary Share by the Conversion Factor (as defined in the Business Combination Agreement), such that the sum of the total number of Einride Ordinary Shares (excluding the Restricted Company Ordinary Shares (as defined in the Business Combination Agreement)) outstanding immediately after the Stock Split plus the number of Einride Ordinary Shares equal to the number of Net Company Derivative Shares underlying the Non-Electing Participating Company Derivatives (as defined in the Business Combination Agreement), after adjustment for the Stock Split to the extent required pursuant to the terms thereof, will equal 123,853,211 shares.

●	Legato III will thereafter merge with and into Merger Sub, with Merger Sub continuing as the surviving entity.

Q:	What will the Legato III shareholders receive in exchange for their Legato III securities?

A:	Pursuant to the Merger, the following will occur:

●	to the extent any Legato III Units remain outstanding and unseparated, immediately prior to the Effective Time, each such issued and outstanding Legato III Unit will be automatically separated and the holder thereof will be deemed to hold one Legato III Ordinary Share and one-half of one Legato III Warrant, each whole Legato III Warrant being exercisable for one Legato Ordinary Share at an exercise price of $11.50 per share;

●	immediately after the Unit Separation, at the Effective Time, after giving effect to the Stock Split, each issued and outstanding Legato III Ordinary Share (which will exclude any Excluded Shares, Legato Dissenting Shares and Legato III Redeeming Shares) will be cancelled and automatically exchanged for one Einride Ordinary Share in the form of one Einride ADS;

●	at the Effective Time, each Legato III Warrant will be automatically converted into one Einride Warrant, with each whole Einride Warrant exercisable for one Einride Ordinary Share in the form of one Einride ADS at an exercise price of $11.50 per share;

●	at the Effective Time, the sole issued and outstanding ordinary share, par value $0.0001 per share, of Merger Sub will be automatically converted into one ordinary share, par value $0.0001 per share, of the Surviving Company, which will constitute the only issued and outstanding share in the capital of the Surviving Company;

●	to the extent available under the Cayman Companies Act, all issued and outstanding Legato III Ordinary Shares held by Legato III Shareholders who have properly exercised Dissent Rights in respect of such Legato Dissenting Shares in accordance with the Cayman Companies Act will be cancelled and cease to exist and will not be entitled to receive the applicable Merger Consideration and will instead be entitled to receive only such rights as may be granted by the Cayman Companies Act;

●	Each issued and outstanding Legato III Redeeming Share will be cancelled in exchange for the right to be paid a pro rata share of the aggregate amount payable with respect to the exercise of the redemption rights of Legato III Shareholders; and

●	Each Excluded Share will be cancelled and cease to exist.

Einride intends to apply to list the Einride ADSs and Einride Public Warrants on Nasdaq. It is a condition of the consummation of the Business Combination that the listing of the Einride Ordinary Shares and Einride Warrants has been approved by Nasdaq, subject only to official notice of issuance thereof, but there can be no assurance such listing condition will be met or that Einride will obtain such approval from Nasdaq. If such listing condition is not met or if such approval is not obtained, the Business Combination may still be consummated, if the corresponding condition set forth in the Business Combination Agreement is waived by the parties.

Many of the principal attributes of Legato III Ordinary Shares and Einride Ordinary Shares will be similar. However, there are material differences between the Legato III Articles and the Amended Einride Articles, as such will be in effect from and after the consummation of the Business Combination.

For further details, see “Proposal One — The Business Combination Proposal — Business Combination Agreement — Business Combination Consideration” and “Comparison of Shareholders Rights.”

Q:	What are the material U.S. federal income tax consequences to Legato III shareholders resulting from the Business Combination?

A:

Subject to the limitations and qualifications described more fully under the section entitled “U.S. Federal Income Tax Considerations – U.S. Holders — The Business Combination — Tax Consequences of the Business Combination,” the Business Combination has been structured as a transaction that should qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code. However, the U.S. federal income tax consequences of the Merger to U.S. holders of Legato III Ordinary Shares and/or Legato III Warrants are not certain, and it is unclear under applicable law whether the Merger will in fact qualify as a reorganization. If the Merger does not so qualify, the Merger will be treated, for U.S. federal income tax purposes, as a taxable exchange of Legato III Ordinary Shares and/or Legato III Warrants for Einride ADSs and/or Einride Warrants.

The tax consequences of the Merger are complex and will depend on your particular circumstances. For a more detailed discussion of the U.S. federal income tax considerations of the Merger for U.S. Holders of Legato III Ordinary Shares and/or Legato III Warrants, see the section entitled “U.S. Federal Income Tax Considerations — The Business Combination.”

Q:	Do Legato III and Einride expect to obtain new financing in connection with the Business Combination?

A:	Yes. Einride and Legato III have entered into the PIPE Subscription Agreements (containing commitments to funding that are subject only to conditions that generally align with the conditions in the Business Combination Agreement) with the PIPE Investors, pursuant to which Einride has agreed to issue and sell to the PIPE Investors and the PIPE Investors have agreed to buy from Einride an aggregate of 12,235,420 PIPE ADSs for an aggregate purchase price of $133.3 million. In addition the PIPE Investors will receive PIPE Warrants to purchase an aggregate of 18,353,130 Einride ADSs.

Q:	Do I have redemption rights?

A:	If you are a holder of Legato III Public Shares, you have the right to request that Legato III redeem all or a portion of your Legato III Public Shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Legato III Public Shareholders may elect to redeem all or a portion of the Legato III Public Shares held by them regardless of whether they vote for, against or do not vote at all on the Business Combination Proposal and the Merger Proposal. If you wish to exercise your redemption rights, please see the answer to the question: “How do I exercise my redemption rights?”

The Initial Shareholders have waived their redemption rights in connection with the consummation of the Business Combination with respect to any Legato III Ordinary Shares held by them.

Q:	How do I exercise my redemption rights?

A:	If you are a Legato III Public Shareholder and wish to exercise your right to redeem your Legato III Public Shares for cash, you must:

●	submit a written request to Equiniti, Legato III’s transfer agent, in which you request that Legato III redeem all or a portion of your Legato III Public Shares for cash; and

●	deliver your Legato III Public Shares to Equiniti physically or electronically through the Deposit and Withdrawal at Custodian (“DWAC”) System of The Depository Trust Company (“DTC”).

You must complete the procedures for electing to redeem your Legato III Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2026 (two (2) business days before the Meeting) in order for your shares to be redeemed. You may elect to redeem your Legato III Public Shares whether you vote “for,” “against” or do not vote at all on the Business Combination Proposal or the other proposals to be voted upon at the Meeting.

If your Legato III Public Shares are still included in Legato III Units, you must elect to separate your Legato III Units into the underlying Legato III Ordinary Shares and Legato III Warrants prior to exercising your redemption rights with respect to the Legato III Public Shares included in such Legato III Units. If you hold your Legato III Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the Legato III Units into the underlying Legato III Ordinary Shares and Legato III Warrants, or if you hold Legato III Units registered in your own name, you must contact Equiniti, Legato III’s transfer agent, directly and instruct it to do so. The contact information for Equiniti is listed under the question “Who can help answer my questions?” below.

If the Business Combination is not consummated and you delivered your Legato III Public Shares for redemption, your Legato III Public Shares will be returned to you or your broker or bank, as applicable. If the Business Combination is consummated, and if you properly exercise your right to redeem all or a portion of the Legato III Public Shares that you hold and timely deliver your shares to Equiniti, Legato III will redeem such Legato III Public Shares for a per-share price, payable in cash, equal to a pro rata portion of the aggregate amount then on deposit in the Trust Account (net of taxes payable), calculated as of two (2) business days prior to the consummation of the Business Combination. For illustrative purposes, as of [●], 2026, this would have amounted to approximately $[●] per issued and outstanding Legato III Public Share. However, the proceeds deposited in the trust account could become subject to the claims of Legato III’s creditors, if any, which could have priority over your claim as a Legato III Public Shareholder with respect to the amount that would be due to you upon exercise of your redemption rights. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to any such claims of Legato III creditors. Whether you vote, and if you do vote, irrespective of how you vote on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to you if you elect to redeem your Legato III Public Shares will be distributed promptly after the consummation of the Business Combination.

If you submit a redemption request to Equiniti, and later decide prior to the Meeting (or after the Meeting but prior to the Closing with Legato III’s consent) not to elect redemption, you may request to withdraw the redemption request. You may make such a withdrawal request by contacting Equiniti.

Any corrected or changed written exercise of redemption rights must be received by Equiniti prior to the vote taken on the Business Combination Proposal at the Meeting (or with Legato III’s consent). Your request for redemption will not be honored unless your Legato III Public Shares have been delivered (either physically or electronically) to Equiniti, at least two (2) business days prior to the vote at the Meeting.

Q:	If I am a holder of Legato III Units, can I exercise redemption rights with respect to my Legato III Units?

A:	No. Although you have redemption rights with respect to the Legato III Public Shares included in the Legato III Units, you have no redemption rights with respect to the Legato III Units themselves. You must elect to separate your Legato III Units into the underlying Legato III Public Shares and Legato III Warrants prior to exercising your redemption rights with respect to the Legato III Public Shares. If you hold your Legato III Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the Legato III Units into the underlying securities, or if you hold Legato III Units registered in your own name, you must contact Equiniti, Legato III’s transfer agent, directly and instruct it to do so. You must cause your Legato III Public Shares to be separated and delivered to Equiniti by 5:00 p.m., Eastern Time, on [●], 2026 (two (2) business days before the Meeting) in order to exercise your redemption rights with respect to your Legato III Public Shares.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:	No. You may exercise your redemption rights whether you vote your Legato III Ordinary Shares for, against or do not vote at all on the Business Combination Proposal or the other proposals to be voted upon at the Meeting. As a result, the Business Combination can be approved by shareholders who will redeem their Legato III Public Shares and no longer remain shareholders.

Q:	What are the material U.S. federal income tax consequences of exercising my redemption rights?

A:	A U.S. Holder (as defined in “Proposal One — The Business Combination Proposal—Certain Material U.S. Federal Income Tax Consequences”) who exercises its redemption rights will receive cash in exchange for the Legato III Public Shares, and either will be considered for U.S. federal income tax purposes to have made a sale or exchange of the tendered shares, or will be considered for U.S. federal income tax purposes to have received a distribution with respect to such shares that may be treated as: (i) dividend income, (ii) a nontaxable recovery of basis in their investment in the tendered shares, or (iii) gain (but not loss) as if the shares with respect to which the distribution was made had been sold. For additional information, see the section entitled “U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Considerations — The Business Combination — Redemption of Legato III Ordinary Shares.”

You should consult with your own tax advisor with respect to the U.S. federal income tax consequences of exercising your redemption rights.

Q:	How has the announcement of the Business Combination affected the trading price of the Legato III securities?

A:	On November 11, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, the reported closing prices on the NYSE American of the Legato III Ordinary Shares, Legato III Units, and Legato III Warrants were $11.17, $11.18 and $1.04, respectively. On [●], 2026, the reported closing prices on the NYSE American of the Legato III Ordinary Shares, Legato III Units and Legato III Warrants were $[●], $[●] and $[●], respectively.

Q:	What equity stake will Legato III Public Shareholders who elect not to redeem their Legato III Public Shares hold in Einride immediately after the completion of the Business Combination?

A:	Immediately after completion of the Business Combination, the former Legato III Public Shareholders will own a significantly smaller percentage of Einride than they currently own of Legato III. In addition, because the Legato III Public Shareholders may vote in favor of the Business Combination and exercise their redemption rights, the Business Combination may be consummated even though there is a substantial reduction in Legato III Public Shares.

The tables below show the anticipated ownership of Einride upon completion of the Business Combination, along with other potential sources of dilution. The tables show the potential impact of redemptions on the share ownership by non-redeeming shareholders in (i) a no redemption scenario, (ii) 25% redemption scenario, (iii) 50% redemption scenario, (iv) 75% redemption scenario, and (v) maximum redemption scenario. For illustrative purposes, the information in the table also assumes that (i) there are no other issuances of equity interests of Legato III or Einride prior to the Closing, (ii) none of the Initial Shareholders purchases any additional Legato III Ordinary Shares prior to the Closing, (iii) that the Business Combination closes on May 31, 2026 and (iv) all holders of Participating Company Derivatives elect to convert such Participating Company Derivatives into Einride Ordinary Shares on a cashless or net exercise basis. In addition, the information in this table does not take into account Non-Participating Company Derivatives (other than any Exercised Unvested ITM Warrant), Einride Warrants, PIPE Warrants and the unvested portion of the Specified Warrants that will remain outstanding following the Business Combination and may be exercised at a later date. The information in the tables below has been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in the below table. In addition, certain percentages presented in the tables below reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding.

	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 50% Redemption(3)		Assuming 75% Redemption(4)		Assuming Maximum Redemption(5)
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Legato III Public Shareholders	20,125,000	12.1%	15,093,750	9.4%	10,062,500	6.5%	5,031,250	3.4%	-	-
Initial Shareholders and Affiliates(6)	4,932,779	3.0%	4,471,147	2.8%	4,009,515	2.6%	3,547,882	2.4%	3,086,250	2.1%
BTIG(7)	188,125	0.1%	188,125	0.1%	188,125	0.1%	188,125	0.1%	188,125	0.1%
PIPE Investors(8)	14,188,891	8.5%	14,188,891	8.8%	14,188,891	9.1%	14,188,891	9.5%	14,188,891	9.8%
Einride Shareholders(9)	126,702,491	76.3%	126,702,491	78.9%	126,702,491	81.7%	126,702,491	84.7%	126,702,491	87.9%
Total Shares Outstanding	166,137,286	100%	160,644,404	100%	155,151,522	100%	149,658,639	100%	144,165,757	100%

(1)	Assumes that Legato III Public Shareholders will not exercise their redemption rights with respect to any of the outstanding 20,125,000 Legato III Public Shares under the assumed no redemptions scenario;
(2)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 5,031,250 of the 20,125,000 outstanding Legato III Public Shares under the assumed 25% redemptions scenario;
(3)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 10,062,500 of the 20,125,000 outstanding Legato III Public Shares under the assumed 50% redemptions scenario;
(4)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 15,093,750 of the 20,125,000 outstanding Legato III Public Shares under the assumed 75% redemptions scenario; and
(5)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem all of the 20,125,000 outstanding Legato III Public Shares under the assumed maximum redemptions scenario.
(6)	Assumes that certain of the Initial Shareholders and their affiliates forfeit 461,632, 923,264, 1,384,897 and 1,846,529 Founder Shares under the assumed 25% redemption scenario, 50% redemption scenario, 75% redemption scenario and maximum redemption scenario, respectively, in accordance with the Legato III Support Agreement and after giving effect to the transfer of 553,471 Founder Shares from the Initial Shareholders to a PIPE Investor.
(7)	Consists of (i) 87,500 BTIG Representative Shares and (ii)100,625 Legato III Private Shares comprising the Legato III Private Units issued to BTIG, LLC and its designees at the closing of the Legato III IPO.
(8)	Consists of (i) 18,353,130 PIPE ADSs, (ii) an additional 1,400,000 ADSs issued to a PIPE Investor and (iii) 553,471 Founder Shares transferred by the Legato Initial Shareholders to a PIPE Investor.
(9)	Consists of (i) 123,853,211 Einride Ordinary Shares after giving effect to the Stock Split, (ii) 466,183 restricted Einride Ordinary Shares held by Roozbeh Charli, Einride’s Chief Executive Officer, (iii) 1,369,477 Einride Ordinary Shares to be issued to Roozbeh Charli upon the Closing, as described in the section titled “Proposal One — The Business Combination Proposal — Interests of Einride’s Directors and Officers in the Business Combination”, and (iv) 1,013,620 Einride Ordinary Shares to be issued to Lorne Abony, a current director of Einride, upon the Closing, as described in the section titled “Proposal One — The Business Combination Proposal — Interests of Einride’s Directors and Officers in the Business Combination”.

	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 50% Redemption(3)		Assuming 75% Redemption(4)		Assuming Maximum Redemption(5)
	Number	%	Number	%	Number	%	Number	%	Number	%
Einride Ordinary Shares underlying Private Placement Warrants	277,813	0.2%	277,813	0.2%	277,813	0.2%	277,813	0.2%	277,813	0.2%
Einride Ordinary Shares underlying Public Warrants	10,062,500	5.7%	10,062,500	5.9%	10,062,500	6.1%	10,062,500	6.3%	10,062,500	6.5%
Einride Ordinary Shares underlying PIPE Warrants(6)	18,353,130	9.9%	18,353,130	10.3%	18,353,130	10.6%	18,353,130	10.9%	18,353,130	11.3%
Shares Reserved for Issuance under the Equity Incentive Plan	17,181,908	9.4%	16,697,242	9.4%	16,212,576	9.5%	15,727,910	9.5%	15,243,244	9.6%
Non-Participating Company Derivatives	34,261,380	17.1%	33,292,048	17.2%	32,322,716	17.2%	31,353,384	17.3%	30,384,052	17.4%
Total Additional Dilution Sources	80,136,731	32.5%	78,682,733	32.9%	77,228,735	33.2%	75,774,737	33.6%	74,320,739	34.0%
Total Ordinary Shares Outstanding Excluding Additional Dilution Sources	166,137,286		160,644,404		155,151,522		149,658,639		144,165,757
Total Ordinary Shares Outstanding Including Additional Sources	246,274,017		239,327,137		232,380,257		225,433,376		218,486,496

(1)	Assumes that Legato III Public Shareholders will not exercise their redemption rights with respect to any of the outstanding 20,125,000 Legato III Public Shares under the assumed no redemptions scenario;
(2)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 5,031,250 of the 20,125,000 outstanding Legato III Public Shares under the assumed 25% redemptions scenario;
(3)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 10,062,500 of the 20,125,000 outstanding Legato III Public Shares under the assumed 50% redemptions scenario;
(4)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 15,093,750 of the 20,125,000 outstanding Legato III Public Shares under the assumed 75% redemptions scenario; and
(5)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem all of the 20,125,000 outstanding Legato III Public Shares under the assumed maximum redemptions scenario.
(6)	Excludes any Einride Ordinary Shares issuable upon exercise of the Additional Warrants and Reset Warrants that are issuable pursuant to the PIPE Subscription Agreements.

The former Legato III Public Shareholders who do not redeem their Legato III Public Shares may experience dilution from several additional sources to varying degrees after the Business Combination, including the dilutive impact of (a) 10,340,313 Einride Ordinary Shares that would be issuable in aggregate upon the exercise of 277,813 Legato III Private Warrants and 10,062,500 Legato III Public Warrants; (b) 18,353,130 Einride Ordinary Shares that would be issuable in the aggregate upon the exercise of 18,353,130 PIPE Warrants; (c) Einride Ordinary Shares that would be issuable upon the exercise of any Additional Warrants or Reset Warrants that may be issued to the PIPE Investors; (d) Einride Ordinary Shares that will be available for issuance under the Equity Incentive Plan immediately following the completion of the Business Combination and (e) up to 34,261,380 Einride Ordinary Shares underlying Non-Participating Company Derivatives. Additionally, following the Closing, Einride may determine, subject to the receipt of any necessary approvals that may be required, to issue more Einride Ordinary Shares or other equity securities of equal or senior rank in connection with privately negotiated transactions following the consummation of the Business Combination. The issuance of Einride Ordinary Shares (or other equity securities of equal or senior rank) could have the following effects for Legato III Public Shareholders who elect not to redeem their shares:

●	your proportionate ownership interest in Einride following the Closing will further decrease;

●	the relative voting strength of the Einride Ordinary Shares held by the Legato III Public Shareholders following the Business Combination will be further diminished; and/or

●	the market price of the Einride Ordinary Shares may decline.

Q:	What are the possible sources and extent of dilution that Legato III Public Shareholders who elect not to redeem their Legato III Public Shares will experience in connection with the Business Combination?

A:	The following table presents the changes in net tangible book value and dilution to existing Legato III Shareholders at varying redemption levels assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself).

	No Redemption(1)	25% Redemption(2)	50% Redemption(3)	75% Redemption(4)	Maximum Redemption(5)
Initial public offering price per Legato III Public Share	$10.00	$10.00	$10.00	$10.00	$10.00
Net Tangible Book Value as of November 30, 2025 as adjusted	$329,660,015	$274,653,076	$219,646,138	$164,639,199	$109,632,260
As adjusted total shares	39,434,795	33,941,913	28,449,031	22,956,148	17,463,266
Legato III’s Adjusted Net Tangible Book Value Per Share as of November 30, 2025	$8.36	$8.09	$7.72	$7.17	$6.28
Dilution per share to the existing Legato III Shareholders	$1.64	$1.91	$2.28	$2.83	$3.72
Numerator Adjustments
Legato III Net Tangible Book Value as of November 30, 2025	$212,768,214	$212,768,214	$212,768,214	$212,768,214	$212,768,214
Anticipated transaction expenses to be incurred by Legato III	$(515,000)	$(515,000)	$(515,000)	$(515,000)	$(515,000)
Anticipated PIPE Investment Proceeds	$113,300,000	$113,300,000	$113,300,000	$113,300,000	$113,300,000
Estimated Contribution to Trust Account from November 30, 2025 to the Closing Date(7)	$4,106,801	$4,106,801	$4,106,801	$4,106,801	$4,106,801
Anticipated change in accrued underwriters fees based on redemptions	$-	$754,688	$1,509,375	$2,264,063	$3,018,750
Redemptions from trust account	$-	$(55,761,626)	$(111,523,253)	$(167,284,879)	$(223,046,505)
Net Tangible Book Value, as adjusted	$329,660,015	$274,653,076	$219,646,138	$164,639,199	$109,632,260
Denominator Adjustments
Legato III Public Shares	20,125,000	15,093,750	10,062,500	5,031,250	-
Initial Shareholders and Affiliates’ Legato III Ordinary Shares(6)	4,932,779	4,471,147	4,009,515	3,547,882	3,086,250
BTIG, LLC	188,125	188,125	188,125	188,125	188,125
PIPE Investors	14,188,891	14,188,891	14,188,891	14,188,891	14,188,891
As Adjusted Legato III Ordinary Shares Outstanding	39,434,795	33,941,913	28,449,031	22,956,148	17,463,266

(1)	Assumes that Legato III Public Shareholders will not exercise their redemption rights with respect to any of the outstanding 20,125,000 Legato III Public Shares under the assumed no redemptions scenario;
(2)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 5,031,250 of the 20,125,000 outstanding Legato III Public Shares under the assumed 25% redemptions scenario;
(3)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 10,062,500 of the 20,125,000 outstanding Legato III Public Shares under the assumed 50% redemptions scenario;
(4)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 15,093,750 of the 20,125,000 outstanding Legato III Public Shares under the assumed 75% redemptions scenario; and
(5)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem all of the 20,125,000 outstanding Legato III Public Shares under the assumed maximum redemptions scenario.
(6)	Assumes that certain of the Initial Shareholders and their affiliates forfeit 461,632, 923,264, 1,384,897 and 1,846,529 Founder Shares under the assumed 25% redemption scenario, 50% redemption scenario, 75% redemption scenario and maximum redemption scenario, respectively, in accordance with the Legato III Support Agreement.
(7)	Assumes the Closing occurs on May 31, 2026.

Q:	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:	Following the closing of the Legato III IPO, an amount equal to $201,250,000 of the net proceeds from the Legato III IPO and the simultaneous private placement of Legato III Private Units was placed in the Trust Account. As of [●], 2026, funds in the Trust Account totaled approximately $[●]. Except for limited exceptions, these proceeds will not be released until the earlier of the completion of an initial business combination and Legato III’s redemption of 100% of the outstanding Legato III Public Shares upon its failure to consummate a business combination within the required time period as provided in the Legato III Articles (or if such date is further extended at a duly called extraordinary general meeting, such later date).

Upon consummation of the Business Combination, the funds deposited in the Trust Account will be released to pay holders of Legato III Public Shares who properly exercise their redemption rights, to pay deferred underwriting commissions from the Legato III IPO, to pay transaction fees and expenses associated with the Business Combination and for working capital and general corporate purposes of Einride following the Business Combination.

Q:	What is the expected cash from the Trust Account to be received by Einride in the Business Combination?

A:	Set forth below is a calculation of the estimated net cash to be received by Einride from the Trust Account in five redemption scenarios: (a) no redemption scenario, (b) 25% redemption scenario, (c) 50% redemption scenario, (d) 75% redemption scenario, and (e) maximum redemption scenario. The calculations assume a redemption price of approximately $10.88 per share, based on cash held in the Trust Account as of November 30, 2025. Actual Legato III Public Shares redeemed in connection with the Business Combination may vary from the amounts presented above and accordingly the ownership percentages set forth above may also vary.

	Assuming No Redemption(1)	Assuming 25% Redemption(2)	Assuming 50% Redemption(3)	Assuming 75% Redemption(4)	Assuming Maximum Redemption(5)
Legato III Ordinary Shares Not Redeemed	20,125,000	15,093,750	10,062,500	5,031,250	-
Gross Cash Proceeds of Trust Account at $10.88 per Share	$218,939,704	$164,204,778	$109,469,852	$54,734,926	-
Estimated Transaction Expenses	$(7,558,750)	$(6,804,063)	$(6,049,375)	$(5,294,688)	$(4,540,000)
Net Cash Received by Einride	$211,380,954	$157,400,716	$103,420,477	$49,440,239	$(4,540,000)

(1)	Assumes that Legato III Public Shareholders will not exercise their redemption rights with respect to any of the outstanding 20,125,000 Legato III Public Shares under the assumed no redemptions scenario;
(2)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 5,031,250 of the 20,125,000 outstanding Legato III Public Shares under the assumed 25% redemptions scenario;
(3)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 10,062,500 of the 20,125,000 outstanding Legato III Public Shares under the assumed 50% redemptions scenario;
(4)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 15,093,750 of the 20,125,000 outstanding Legato III Public Shares under the assumed 75% redemptions scenario; and
(5)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem all of the 20,125,000 outstanding Legato III Public Shares under the assumed maximum redemptions scenario.

Q:	Who will serve on the Einride Board following the Closing?

A:	The Business Combination Agreement provides that, as of the Closing, the Einride Board will consist of eight to nine directors, at least five of whom shall meet the independent director requirements under the corporate governance listing standards of Nasdaq. These directors will be: Roozbeh Charli, Robert Falck, Ted Persson, Karin Markides, GEN (Ret.) Keith B. Alexander, Gary Hicok, Eric Rosenfeld and Gregory Monahan. See “Management Following the Business Combination.”

Q:	Who will serve as the officers of Einride following the Closing?

A:	The Business Combination Agreement provides that the officers of Einride as of immediately prior to the Effective Time shall continue as the officers of Einride after the Effective Time. Those officers are Roozbeh Charli, Anubhav Verma, Viveka Linander Waldenor, Henrik Green and David Hallgren. See “Management Following the Business Combination.”

Q:	Are there any material differences between the Legato III Articles and the Amended Einride Articles?

A:	Yes. Legato III shareholders are being asked to consider and vote upon a proposal to approve, on a non-binding advisory basis, certain material differences between the Legato III Articles and the Amended Einride Articles. See “Proposal Three — The Organizational Documents Proposal,” and “Comparison of Shareholder Rights” for additional information.

Q:	Is the completion of the Merger subject to any conditions?

A:	Yes. The respective obligations of each party to consummate the Business Combination are subject to the fulfillment (or, to the extent permitted by applicable law, waiver) of certain conditions specified in the Business Combination Agreement.

In addition, the obligations of Einride to consummate the Business Combination are conditioned upon, among other items, the resignation of all officers and directors of Legato III, and there having been no “Material Adverse Effect” on Legato III since the date of the Business Combination Agreement, and the obligations of Legato III to consummate the Business Combination are conditioned upon, among other items, there having been no “Material Adverse Effect” on Einride since the date of the Business Combination Agreement. The Business Combination Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus.

Certain of the foregoing conditions may be waived by the applicable party or parties in writing. To the extent that the board of directors of either Legato III or Einride determines that any modifications by the parties, including any waivers of any conditions to the Closing, materially change the terms of the Business Combination, Legato III and Einride will notify their respective shareholders in a manner reasonably calculated to inform them about the modifications as may be required by law, by publishing a press release, and/or filing a current report on Form 8-K and by circulating a supplement to this proxy statement/prospectus to resolicit the votes of Legato III shareholders, if required.

For more information about conditions to the consummation of the Business Combination, see “The Business Combination Agreement — Conditions to Closing of the Transactions.”

Q:	Does Einride have to pay anything to Legato III if the Business Combination Agreement is terminated?

A:	No.

Q:	When do you expect the Business Combination to be completed?

A:	The Business Combination is expected to be completed in the first half of 2026.

Q:	What do I need to do now?

A:	Legato III urges you to read this proxy statement/prospectus, including the annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder of Legato III. Legato III shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	When and where will the Meeting be held?

A:	The Meeting will be held on [●], 2026 at [●], Eastern Time, virtually via live webcast at [●] and via teleconference at [●] (U.S. toll free) or [●] (international toll free) (in each case using participant code [●]). Legato III encourages its shareholders to attend via live webcast. To participate in the meeting virtually, a Legato III shareholder of record will need the control number included on their proxy card or instructions that accompanied their proxy materials, if applicable, or to obtain a proxy form from their broker, bank or other nominee. The Meeting webcast will begin promptly at [●], Eastern Time. Legato III shareholders are encouraged to access the Legato III Meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.

Q:	How do I attend the Meeting virtually?

A:	To participate in and vote at the virtual meeting, Legato III shareholders of record will need (i) the control number included on their proxy card or instructions that accompanied their proxy materials, if applicable, or (ii) to obtain a proxy form from their broker, bank or other nominee.

The Meeting webcast will begin promptly at [●], Eastern Time. Legato III shareholders are encouraged to access the Meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.

Q:	Who is entitled to vote at the Meeting?

A:	Legato III has fixed [●], 2026 as the record date for the Meeting. If you are a Legato III shareholder at the close of business on the record date, you are entitled to vote on matters that come before the Meeting. However, a shareholder may only vote his or her shares if he or she is present in person (virtually) or is represented by proxy at the Meeting.

Q:	How do I vote?

A:	If you are a holder of record of Legato III Ordinary Shares on the record date for the Meeting, you may vote at the Meeting in any of the following ways:

●	Vote by Mail: You can complete, sign, date and return the enclosed proxy card in the accompanying prepaid reply envelope. By signing the proxy card and returning it in the enclosed prepaid envelope to the specified address, you are authorizing the individuals named on the proxy card to vote your shares at the Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Meeting so that your shares will be voted if you are unable to attend the Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Legato III Ordinary Shares will be voted as recommended by the Legato III Board.

●	Vote by Internet: You can vote by visiting [●], 24 hours a day, seven days a week, until 11:59 p.m., Eastern Time on [●], 2026 (have your proxy card in hand when you visit the website).

●	Vote at the Meeting: You can attend the Meeting virtually as described above and vote during the Meeting by following the instructions on the live webcast website. You will need your control number for access to the website. Instructions on how to virtually attend and participate at the Meeting are set forth above.

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote in person, obtain a valid proxy from your broker, bank or nominee. In most cases you may vote by telephone or over the Internet as instructed.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:	No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, along with a voting instruction form, and you will need to follow the instructions included on that form in order to instruct your broker, bank or nominee as to how to vote your shares. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. Generally, if you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Your broker would be entitled to vote your shares on other routine proposals where the broker does have discretionary authority to vote. We expect that all proposals being voted on at the Meeting will be considered non-routine under the rules of the NYSE American, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and therefore we do not expect any broker non-votes to be submitted. For the same reason, it is important that you instruct your broker, bank or nominee as to how to vote your shares.

Q:	How many votes do I have?

A:	Legato III shareholders are entitled to one (1) vote at the Meeting for each Legato III Ordinary Share held of record as of the record date. As of the close of business on [●], 2026, the record date, there were 25,799,375 Legato III Ordinary Shares issued and outstanding.

Q:	What constitutes a quorum?

A:	A quorum of Legato III shareholders is necessary to hold a valid meeting. A quorum will be present at the Meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding shares of Legato III entitled to attend and vote at the Meeting are present in person (including by virtual attendance) or by proxy (or, in the case of a corporation or other non-natural person, by duly authorized representative or proxy). Based on the Legato III Ordinary Shares issued and outstanding as of the record date, the presence of 12,899,688 Legato III Ordinary Shares will be required to achieve a quorum.

Q:	What vote is required to approve each proposal at the Meeting?

A:	The following votes are required for each proposal at the Meeting:

●	The Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution, under Cayman Islands law, being a resolution passed by a majority of the votes cast by or on behalf of the holders of shares of Cayman entitled to vote.

●	The Merger Proposal — The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being a resolution passed by a majority of at least two-thirds (2/3) of the votes cast by or on behalf of the holder thereof entitled to vote.

●	The Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a majority of the votes cast by or on behalf of the holders of shares of Cayman entitled to vote.

●	The Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a majority of the votes cast by or on behalf of the holders of shares of Cayman entitled to vote.

Q:	Are the proposals conditioned on one another?

A:	Yes. The Merger may be consummated only if the (i) Business Combination Proposal and (ii) the Merger Proposal are approved at the Meeting. The approval of each of the Condition Precedent Proposals is cross-conditioned on the approval of the other. The approval of the Organizational Documents Proposal also is conditioned on the Condition Precedent Proposals. None of the proposals are conditioned on the approval of the Organizational Documents Proposals. However, the Business Combination will not be consummated unless all the proposals are approved or the corresponding condition in the Business Combination Agreement is waived by the parties to such agreement. If the Adjournment Proposal is presented, the other proposals will not be presented.

Q:	Do I have dissenters’ rights in connection with the proposed Business Combination?

A:	Holders of record of Legato III Ordinary Shares who comply with the applicable requirements of Section 238 of the Cayman Companies Act may have dissenters’ rights in connection with the Merger under the Cayman Companies Act. Legato III shareholders wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for their Legato Ordinary Shares must give written notice indicating their objection to the Merger and their intention to exercise their statutory dissenter rights and follow the procedures set out in Section 238 of the Cayman Companies Act, noting that any shareholder upon giving of a notice of dissent shall cease to have any of the rights of a shareholder of the Company except the right to be paid the fair value of his shares and certain other rights pursuant to section 238(7) of the Cayman Companies Act, until such dissenter rights may subsequently be lost and/or extinguished pursuant to the Cayman Companies Act. Since Legato III is a special purpose acquisition company with no assets save for the trust proceeds, in practice, this will be largely similar to the redemption price. Accordingly, Legato III believes that such fair value would equal $[●] (the redemption price per share as of [●], 2026). A Legato III shareholder who elects to exercise dissenters’ rights must do so in respect of all of the Legato III Ordinary Shares that person holds and will lose their right to exercise their redemption rights as described herein.

Legato III shareholders are recommended to seek their own legal advice as soon as possible on the application and procedure to be followed in respect of the dissenters’ rights under the Cayman Companies Act.

Q:	What are the recommendations of the Legato III Board?

A:	The Legato III Board believes that the Business Combination Proposal and the other proposals to be presented at the Meeting are in the best interest of Legato III shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Organizational Documents Proposal and “FOR” the Adjournment Proposal.

The existence of financial and personal interests of one or more of Legato III’s officers and directors may result in a conflict of interest on the part of such directors between what he or they may believe is in the best interests of Legato III and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Legato III’s officers and directors have interests in the Business Combination that may conflict with your interests as a shareholder. For a further discussion of these considerations, see the section entitled “Proposal One — The Business Combination Proposal — Conflicts of Interest of Legato III’s Officers and Directors.”

Q:	Did the Legato III Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:	Yes. On November 11, 2025, in anticipation of the Legato III Board evaluating the Business Combination, Cassel Salpeter delivered to the Legato III Board a final draft opinion, which was confirmed by delivery of a final executed opinion, dated November 11, 2025 (the “Cassel Salpeter Opinion”), to the effect that, as of the date of the Cassel Salpeter Opinion and based on and subject to various assumptions and limitations described in the opinion, the merger consideration to be paid to the Legato III shareholders (other than the Excluded Holders) was fair, from a financial point of view, to such Legato III shareholders.

For more information about the Cassel Salpeter Opinion and the Legato III Board’s decision-making process, see the sections entitled “Proposal One — The Business Combination Proposal – Opinion of Cassel Salpeter & Co., Fairness Opinion Provider,” “Proposal One — The Business Combination Proposal — Recommendation of the Legato III Board and Reasons for the Business Combination,” and “Proposal One — The Business Combination Proposal — Conflicts of Interest of Legato III’s Officers and Directors.”

Q:	How do the Initial Shareholders, including the Legato III officers and directors, intend to vote its shares?

A:	The Initial Shareholders, including the Legato III officers and directors, have agreed, subject to applicable securities laws, to vote all the Legato III Founder Shares and Legato III Private Shares (as well as any Legato III Public Shares subsequently purchased by them) in favor of the Business Combination and the other proposals to be presented at the Meeting. As of the date of this proxy statement/prospectus, the Initial Shareholders, including the Legato III officers and directors, collectively own an aggregate of 21.7% of the issued and outstanding Legato III Ordinary Shares.

Q:	May the Legato III’s directors, officers, advisors, or any of their respective affiliates purchase Legato III Public Shares in connection with the Business Combination?

A:	At any time at or prior to the Business Combination, during a period when they are not then aware of any material non-public information regarding Legato III or its securities, Legato III officers, directors or advisors and Einride officers, directors or their respective affiliates may purchase Legato III Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the Meeting or who exercise, or indicate an intention to exercise, their redemption rights, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Legato III Public Shares or vote their Legato III Public Shares in favor of the proposals presented at the Meeting or refrain from exercising their redemption rights with respect to their Legato III Public Shares. If Legato III’s directors, officers, advisors or their respective affiliates engage in such transactions prior to the completion of the Business Combination, the purchase will be at a price no higher than the price offered through the redemption process. None of the funds in the Trust Account will be used to purchase Legato III Public Shares in such transactions.

Any such purchase may include a contractual acknowledgement that such shareholder, although still the record holder of the Legato III Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Legato III’s officers, directors or advisors or their respective affiliates purchase Legato III Public Shares in privately negotiated transactions from Legato III Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their Legato III Public Shares. If any shares are so purchased, the purchaser will not vote any such shares in favor of approval of the Business Combination Proposal. Additionally, the purchaser will waive any redemption rights with respect to any securities so purchased.

The purpose of such share purchases and other transactions would be (i) to reduce the number of shareholders voting against the Business Combination Proposal and thereby improve the likelihood of approval of the Business Combination Proposal and (ii) to decrease the number of shares that have been or may be submitted for redemption. However, if such purchases are made, the number of beneficial holders of Einride Ordinary Shares may be reduced, and if they are made by affiliates of Legato III or Einride, the public “float” of the Einride Ordinary Shares may be reduced, either of which may make it more difficult to satisfy other requirements for listing on Nasdaq. If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Entering into any such arrangements also may have a depressive effect on the market price of Legato III Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination, at a lower price.

As of the date of this proxy statement/prospectus, there have been no discussions with any investor or holder to effect any such purchases or transaction, and no agreements to such effect have been entered into with any investor or holder.

See the section entitled “Proposal One — The Business Combination Proposal — Potential Purchases of Legato III Securities” for a further discussion of these considerations.

Q:	What interests do the Legato III’s officers and directors have in the Business Combination?

A:	The personal and financial interests of Legato III’s officers and directors may have influenced or may in the future influence their motivation in identifying and selecting Einride as a business combination target, completing the Business Combination with Einride and overseeing the operation of the business following the Business Combination. This risk may become more acute as the deadline for completing a business combination nears.

You should keep in mind that Legato III’s officers and directors have interests in the Business Combination that are different from, or in addition to, those of Legato III’s Public Shareholders generally. These interests include that Legato III’s officers and directors will lose their entire investment in Legato III if an initial business combination is not completed (other than with respect to Legato III Public Shares they may acquire in the future), and that Legato III’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete a business combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate Legato III. Further, the personal and financial interests of Legato III’s officers and directors may have influenced their motivation in identifying and selecting Einride as a business combination target and completing the Business Combination with Einride. In considering the Business Combination, Legato III Public Shareholders should consider these interests as well as, among other things, the interests described below:

●	the fact that Legato III’s officers and directors have certain economic interests in the Business Combination including:

○	the Legato III’s officers and directors will lose their entire investment in Legato III if the Business Combination or another initial business combination is not consummated within the required time period. The Initial Shareholders paid an aggregate of $25,000 for the Founder Shares. Such securities will have a significantly higher value at the time of the Business Combination, and if unrestricted and freely tradable would be valued at approximately $[●] million based upon the closing price of $[●] per Legato III Ordinary Share on the NYSE American on [●], 2026. Legato III’s officers and directors have agreed to waive their redemption rights with respect to their Founder Shares, Legato III Private Shares and any Legato III Public Shares they hold in connection with the Business Combination and their rights to liquidating distributions from the trust account with respect to any Founder Shares and Legato III Private Shares held by them if the Business Combination is not approved and Legato III fails to complete a business combination within the required time period. Accordingly, the Founder Shares and Legato III Private Units would be worthless if the Business Combination or another business combination is not consummated within the required time period because the holders thereof are not entitled to participate in any redemption or liquidation distribution with respect to such shares; and

●	although, as of the date of this proxy statement/prospectus, there are no fees due to, or any out-of-pocket expenses repayable to Legato III’s officers and directors, if any loans, fees or expenses are incurred after the date of this proxy statement/prospectus, they would not be repaid unless (i) Legato III consummates the Business Combination within the required time period or (ii) there are any out of trust funds available to be used for such purpose.

●	the fact that pursuant to the Business Combination Agreement, Eric Rosenfeld, the Chief SPAC Officer of Legato III, and Gregory Monahan, the Chief Executive Officer and a director of Legato III, will serve as directors of Einride upon the Closing. Such individuals, in the future, may receive any cash fees, stock options or stock awards that Einride may determine to pay to its directors;

●	the fact that if the Business Combination or another business combination is not consummated within the required time period, Legato III will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Legato III Public Shares for cash and, subject to the approval of its remaining shareholders and the Legato III Board, dissolving and liquidating.

The Legato III Board was aware of and considered these interests, among other matters, in reaching the determination that the Business Combination Agreement and the transactions contemplated thereby, including the Merger, were advisable and in the best interests of, Legato III and its shareholders.

See the section entitled “Proposal One—The Business Combination Proposal—Interests of Certain Persons in the Business Combination” of this proxy statement/prospectus for a detailed discussion of the special interests that Legato III’s directors and officers may have in the Business Combination.

Q:	What happens if I sell my Legato III Ordinary Shares before the Meeting?

A:	The record date for the Meeting is earlier than the date of the Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Legato III Public Shares after the applicable record date, but before the Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such Meeting, but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:	May I change my vote after I have delivered my signed proxy card or voting instruction card?

A:	Yes. If you are a shareholder of record of Legato III Ordinary Shares as of the close of business on the record date, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

●	submit a new proxy card bearing a later date; or

●	vote in person or electronically at the Meeting by visiting [●] and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Meeting will not alone serve to revoke your proxy.

If you are a beneficial holder of Legato III Ordinary Shares held in “street name” as of the close of business on the record date, you can change or revoke your voting instructions by following the instructions provided by your broker or bank.

Q:	What happens if I fail to take any action with respect to the Meeting?

A:	If you fail to take any action with respect to the Meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a shareholder of Einride. However, if you fail to vote with respect to the Meeting, you will nonetheless be eligible to elect to redeem your Legato III Public Shares in connection with the Business Combination. See “How do I exercise my redemption rights?” above. If you fail to take any action with respect to the Meeting and the Business Combination is not approved, you will remain a holder of Legato III Ordinary Shares, Legato III Warrants and/or Legato III Units.

Q:	What happens if I abstain from voting or do not vote with respect to a proposal?

A:	For purposes of the Meeting, an abstention occurs with respect to a proposal when a shareholder returns a ballot or a proxy and marks “ABSTAIN” with respect to such proposal. If you abstain from voting with respect a proposal, or if you do not vote on a proposal (whether as a result of a broker non-vote or because do not submit a proxy by mail, internet or telephone and do not attend the meeting in person or virtually and vote at the meeting), your abstention or failure to vote will have no effect on the vote on such proposal.

Q:	What should I do with the certificates for my Legato III Ordinary Shares, Legato III Warrants and/or Legato III Units?

A:	Legato III shareholders who exercise their redemption rights must deliver their Legato III Public Shares to Equiniti, either physically (by delivering the certificates for such shares) or electronically, prior to the Meeting. Legato III shareholders who hold their Legato III Public Shares as part of Legato III Units and wish to exercise their redemption rights must elect to separate their Legato III Units into the underlying Legato III Ordinary Shares and Legato III Warrants in order to deliver their Legato III Public Shares and exercise such redemption rights. Holders must complete the procedures for electing to redeem their Legato III Public Shares in the manner described above under the question “How do I exercise my redemption rights?” prior to 5:00 p.m., Eastern Time, on [●], 2026 (two (2) business days before the Meeting) in order for their Legato III Public Shares to be redeemed.

Holders of Legato III Warrants should not submit the certificates relating to their Legato III Warrants. In addition, Legato III Public Shareholders who do not elect to have their Legato III Public Shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their Legato III Ordinary Shares or Legato III Units.

Q:	What should I do if I receive more than one set of voting materials?

A:	Legato III shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive in order to cast a vote with respect to all of your Legato III Ordinary Shares.

Q:	Who will solicit and pay the cost of soliciting proxies for the Meeting?

A:	The costs and expenses of soliciting proxies from shareholders will be borne by Legato III. Legato III has engaged Mackenzie Partners to assist in the solicitation of proxies for the Meeting. Legato III has agreed to pay a fee of $15,000, plus fees and expenses (to be paid with non-trust account funds). Legato III’s employees, officers and directors also may solicit proxies in person, by telephone or by electronic communication. None of these individuals will receive any additional or special compensation for doing this, but they may be reimbursed for reasonable out-of-pocket expenses. In addition, Legato may reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation material to the beneficial owners of the Legato III Ordinary Shares.

Q:	Where can I find the voting results of the Meeting?

A:	Legato III expects to announce the preliminary voting results at the Meeting. Legato III will publish final voting results of the Meeting in a Current Report on Form 8-K within four business days after the Meeting.

Q:	Who can help answer my questions?

A:	If you have questions about the Business Combination or if you need additional copies of this proxy statement/prospectus, any document incorporated by reference in this proxy statement/prospectus or the enclosed proxy card, you should contact:

Mackenzie Partners

Call Toll Free: +1 (800) 322-2885
Banks and Brokers Call Collect: +1 (212) 929-5500
Email: proxy@mackenziepartners.com

You also may obtain additional information about Legato III from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Legato III Public Shares and you intend to seek redemption of your Legato III Public Shares, you will need to deliver your Legato III Public Shares (either physically or electronically) to Equiniti at the address below prior to the Meeting. Holders must complete the procedures for electing to redeem their Legato III Public Shares in the manner described above under the question “How do I exercise my redemption rights?” prior to 5:00 p.m., Eastern Time, on [●], 2026 (two (2) business days before the Meeting) in order for their shares to be redeemed. If you have questions regarding the separation of your Legato III Units or delivery of your Legato III Ordinary Shares, please contact:

Equiniti Trust Company, LLC

48 Wall Street, 22nd Floor

New York, New York 10005

E-mail: forihuela@astfinancial.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding Einride’s, Legato III’s or Einride’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

●	Legato III’s and Einride’s ability to consummate the Business Combination;

●	satisfaction or waiver of the Closing conditions set forth in the Business Combination Agreement;

●	the occurrence of any other event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

●	expectations with respect to the future performance and the success of Einride following the consummation of the Business Combination;

●	the expected benefits of the Business Combination;

●	Einride’s estimated total addressable markets for its commercial trucking and public sector applications;

●	Einride’s operational and solutions roadmap, and its ability to commercialize its digital, electric and autonomous freight solutions at scale;

●	the regulatory landscape for Einride’s digital, electric and autonomous freight solutions and complexities with compliance related to such landscape, including with respect to recent changes in tariffs and trade policy;

●	Einride’s capitalization after giving effect to the Business Combination;

●	developments relating to Einride’s competitors and industry;

●	Einride’s ability to successfully collaborate with business partners and customers;

●	Einride’s expectations regarding its ability to obtain, maintain, protect and enforce its intellectual property rights;

●	Einride’s future capital requirements and sources and uses of cash;

●	Einride’s success in retaining or recruiting, or changes required in, its officers, key employees or directors;

●	Einride’s expectations regarding expansion plans and opportunities, including into new international markets;

●	the completion of any potential incremental financing, including the PIPE Investment;

●	the potential liquidity and trading of Einride’s public securities;

●	any changes in Einride’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; and

●	expectations regarding Einride’s status as an emerging growth company under the JOBS Act.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and current expectations, forecasts and assumptions and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Legato III’s or Einride’s views as of any subsequent date. Except as required under applicable securities laws, neither Legato III, Einride nor their respective affiliates have any obligation and specifically disclaim any such obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. We caution you that the foregoing list does not contain all of the forward-looking statements made in this proxy statement/prospectus. We advise you that the safe harbor afforded by the Private Securities Litigation Reform Act of 1995 to certain forward-looking statements does not extend to forward-looking statements made by Legato III or Einride in connection with this proxy statement/prospectus.

You should not place undue reliance on these forward-looking statements in deciding how to vote your proxy or instruct how your vote should be cast on the proposals set forth in this proxy statement/prospectus. Moreover, Einride operates in a competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for Einride and Legato III to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this proxy statement/prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements. Some factors that could cause actual results to differ include:

●	significant risks and uncertainties associated with rapidly evolving autonomous and electric truck technologies;

●	Einride’s limited operating history, including its net losses and undemonstrated ability to achieve profitability;

●	Einride’s ability to execute its Freight-Capacity-as-a-Service (“FCaaS”) or Software-as-a-Service (“SaaS”) offerings, including maintaining, retaining and expanding customer relationships and scaling deployments of freight technology solutions on expected timelines;

●	any flaws or errors in Einride’s solutions or flaws in or misuse of autonomous or electric truck technologies in general;

●	the risk of significant injury, including fatalities, presented by autonomous or electric truck technologies;

●	the effects of competition on Einride’s business;

●	risks related to working with third-party suppliers, OEMs, upfitters, service providers and partners for key components of the Einride Driver, Control Tower, Autonomous Truck, FCaaS, SaaS, connectivity and charging infrastructure businesses, including supply shortages;

●	Einride’s reliance on the experience and expertise of its management team, engineers and other key employees;

●	Einride’s ability to establish, maintain, protect or enforce its technology and intellectual property rights and defend intellectual property infringement claims from others;

●	changes in the regulatory environment, including changes to tariff and trade policies;

●	risks related to general business and economic conditions, including those related to the trucking, industrial, oil and gas and public sector ecosystems;

●	real or perceived inaccuracies in Einride’s assumptions and estimates to calculate certain metrics;

●	Einride’s ability to raise capital in the future and its ability to manage its growth, cash and expenses;

●	the inability of the parties to successfully or timely consummate the Business Combination;

●	any legal proceedings instituted against Einride or Legato III’s shareholders related to the Business Combination;

If any of the risks or uncertainties described in this proxy statement/prospectus materialize or the underlying assumptions prove incorrect, actual results and plans could differ materially from the results implied by any forward-looking statements. There may be additional risks that neither Einride nor Legato III presently know or that Einride and Legato III currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

PROXY STATEMENT/PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You should carefully read the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus, including the annexes, to fully understand the Business Combination Agreement, the Business Combination and the other matters being considered at the Meeting of the shareholders of Legato III. For additional information, see “Where You Can Find More Information.” Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Parties to the Business Combination

Einride

Einride is a limited liability company formed under the laws of Sweden on August 20, 2016. Einride is a technology company that develops and operates digital, electric and autonomous freight solutions to accelerate the transition to future proofed transportation in a cost-efficient way. Its technology platform includes AI powered planning and optimization, autonomous technologies, one of the world’s largest electric heavy-duty fleets and charging infrastructure. Einride is serving customers across North America, Europe and the Middle East.

Einride intends to apply to list the Einride ADSs and the Einride Warrants on Nasdaq under the symbols “ENRD” and “ENRDW,” respectively, upon the Closing.

Einride’s principal executive offices are located at Stadsgården 6 116 45, Stockholm, Sweden.

Legato III

Legato III is a blank check company incorporated on November 6, 2023 as a Cayman Islands exempted company. It was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Legato III’s executive offices are located at 777 Third Avenue, 37th Floor, New York, New York 10017 and its telephone number is (212) 319-7676.

The Legato III Public Units, Legato III Public Shares and Legato III Public Warrants are currently listed on the NYSE American under the symbols “LEGT U,” “LEGT” and “LEGT WS,” respectively. Upon the Closing, Legato III Public Units, Legato III Public Shares and Legato III Public Warrants will be delisted from the NYSE, and the outstanding Legato III Ordinary Shares will be converted into Einride ADSs or Einride Ordinary Shares.

Merger Sub

Merger Sub is a newly incorporated Cayman Islands exempted company and direct, wholly-owned subsidiary of Einride. Merger Sub was formed solely for the purpose of effecting the Transactions and has not carried on any activities other than those in connection with the Transactions.

Organizational Structure

The following diagram sets forth Einride’s corporate structure, including Einride’s principal subsidiaries immediately upon completion of the Business Combination.

The Business Combination Agreement

The terms and conditions of the Business Combination are contained in the Business Combination Agreement, in the form attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3. Legato III encourages you to read the Business Combination Agreement carefully, as it is the legal document that governs the Business Combination. For more information on the Business Combination Agreement, see the section entitled “The Business Combination Agreement.”

Merger Consideration

Pursuant to the Merger, the following will occur:

●	to the extent any Legato III Units remain outstanding and unseparated, immediately prior to the Effective Time, each such issued and outstanding Legato III Unit will be automatically separated and the holder thereof will be deemed to hold one Legato III Ordinary Share and one-half of one Legato III Warrant, each whole Legato III Warrant being exercisable for one Legato Ordinary Share at an exercise price of $11.50 per share;

●	immediately after the Unit Separation, at the Effective Time, after giving effect to the Stock Split, each issued and outstanding Legato III Ordinary Share (which will exclude any Excluded Shares, Legato Dissenting Shares and Legato III Redeeming Shares) will be cancelled and automatically exchanged for one Einride Ordinary Share in the form of one Einride ADS;

●	at the Effective Time, each Legato III Warrant will be automatically converted into one Einride Warrant, with each whole Einride Warrant exercisable for one Einride Ordinary Share in the form of one Einride ADS at an exercise price of $11.50 per share;

●	at the Effective Time, the sole issued and outstanding ordinary share, par value $0.0001 per share, of Merger Sub will be automatically converted into one ordinary share, par value $0.0001 per share, of the Surviving Company, which will constitute the only issued and outstanding share in the capital of the Surviving Company;

●	to the extent available under the Cayman Companies Act, all issued and outstanding Legato III Ordinary Shares held by Legato III Shareholders who have properly exercised Dissent Rights in respect of such Legato Dissenting Shares in accordance with the Cayman Companies Act will be cancelled and cease to exist and will not be entitled to receive the applicable Merger Consideration and will instead be entitled to receive only such rights as may be granted by the Cayman Companies Act;

●	Each issued and outstanding Legato III Redeeming Share will be cancelled in exchange for the right to be paid a pro rata share of the aggregate amount payable with respect to the exercise of the redemption rights of Legato III Shareholders; and

●	Each Excluded Share will be cancelled and cease to exist.

Pro Forma Capitalization

The following summarizes the pro forma ownership of Einride Ordinary Shares following the Business Combination assuming the no redemptions, 25% of maximum redemptions, 50% of maximum redemptions, 75% of maximum redemptions. For illustrative purposes, the information in the table also assumes that (i) there are no other issuances of equity interests of Legato III or Einride prior to the Closing, (ii) none of the Initial Shareholders purchases any additional Legato III Ordinary Shares prior to the Closing and (iii) that the Business Combination closes on May 31, 2026. In addition, the information in this table does not take into account Non-Participating Company Derivatives (other than any Exercised Unvested ITM Warrant), Einride Warrants, PIPE Warrants and the unvested portion of the Specified Warrants that will remain outstanding following the Business Combination and may be exercised at a later date. The actual ownership of Einride Ordinary Shares, as a result of the Business Combination, will be within the parameters described by the five scenarios below. However, there can be no assurance regarding which scenario will be closest to the actual results.

	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 50% Redemption(3)		Assuming 75% Redemption(4)		Assuming Maximum Redemption(5)
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Legato III Public Shareholders	20,125,000	12.1%	15,093,750	9.4%	10,062,500	6.5%	5,031,250	3.4%	-	-
Initial Shareholders and Affiliates(6)	4,932,779	3.0%	4,471,147	2.8%	4,009,515	2.6%	3,547,882	2.4%	3,086,250	2.1%
BTIG, LLC (7)	188,125	0.1%	188,125	0.1%	188,125	0.1%	188,125	0.1%	188,125	0.1%
PIPE Investors(8)	14,188,891	8.5%	14,188,891	8.8%	14,188,891	9.1%	14,188,891	9.5%	14,188,891	9.8%
Einride Shareholders(9)	126,702,491	76.3%	126,702,491	78.9%	126,702,491	81.7%	126,702,491	84.7%	126,702,491	87.9%
Total Shares Outstanding	166,137,286	100%	160,644,404	100%	155,151,522	100%	149,658,639	100%	144,165,757	100%

(1)	Assumes that Legato III Public Shareholders will not exercise their redemption rights with respect to any of the outstanding 20,125,000 Legato III Public Shares under the assumed no redemptions scenario;
(2)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 5,031,250 of the 20,125,000 outstanding Legato III Public Shares under the assumed 25% redemptions scenario;
(3)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 10,062,500 of the 20,125,000 outstanding Legato III Public Shares under the assumed 50% redemptions scenario;
(4)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 15,093,750 of the 20,125,000 outstanding Legato III Public Shares under the assumed 75% redemptions scenario; and
(5)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem all of the 20,125,000 outstanding Legato III Public Shares under the assumed maximum redemptions scenario.
(6)	Assumes that certain of the Initial Shareholders and their affiliates forfeit 461,632, 923,264, 1,384,897 and 1,846,529 Founder Shares under the assumed 25% redemption scenario, 50% redemption scenario, 75% redemption scenario and maximum redemption scenario, respectively, in accordance with the Legato III Support Agreement. In addition, gives effect to the transfer of 553,471 Founder Shares from the Initial Shareholders to a PIPE Investor.
(7)	Consists of (i) 87,500 BTIG Representative Shares and (ii)100,625 Legato III Private Shares comprising the Legato III Private Units issued to BTIG, LLC and its designees at the closing of the Legato III IPO.
(8)	Consists of (i) 18,353,130 PIPE ADSs, (ii) an additional 1,400,000 ADSs issued to a PIPE Investor and (iii) 553,471 Founder Shares transferred by the Legato Initial Shareholders to a PIPE Investor.
(9)	Consists of (i) 123,853,211 Einride Ordinary Shares after giving effect to the Stock Split, (ii) 466,183 restricted Einride Ordinary Shares held by Roozbeh Charli, Einride’s Chief Executive Officer, (iii) 1,369,477 Einride Ordinary Shares to be issued to Roozbeh Charli upon the Closing, as described in the section titled “Proposal One — The Business Combination Proposal— Interests of Einride’s Directors and Officers in the Business Combination”, and (iv) 1,013,620 Einride Ordinary Shares to be issued to Lorne Abony, a current director of Einride, upon the Closing, as described in the section titled “Proposal One — The Business Combination Proposal— Interests of Einride’s Directors and Officers in the Business Combination”.

Dilution

Dilution per share to the original investors in Legato III is determined by subtracting pro forma as adjusted net tangible book value per share after the Business Combination from the initial public offering price per share paid by original investors in Legato III as set forth as follows under the five redemption scenarios:

	No Redemption(1)	25% Redemption(2)	50% Redemption(3)	75% Redemption(4)	Maximum Redemption(5)
Initial public offering price per Legato III Public Share	$10.00	$10.00	$10.00	$10.00	$10.00
Net Tangible Book Value as of November 30, 2025 as adjusted	$329,660,015	$274,653,076	$219,646,138	$164,639,199	$109,632,260
As adjusted total shares	39,434,795	33,941,913	28,449,031	22,956,148	17,463,266
Legato III’s Adjusted Net Tangible Book Value Per Share as of November 30, 2025	$8.36	$8.09	$7.72	$7.17	$6.28
Dilution per share to the existing Legato III Shareholders	$1.64	$1.91	$2.28	$2.83	$3.72
Numerator Adjustments
Legato III Net Tangible Book Value as of November 30, 2025	$212,768,214	$212,768,214	$212,768,214	$212,768,214	$212,768,214
Anticipated transaction expenses to be incurred by Legato III	$(515,000)	$(515,000)	$(515,000)	$(515,000)	$(515,000)
Anticipated PIPE Investment Proceeds	$113,300,000	$113,300,000	$113,300,000	$113,300,000	$113,300,000
Estimated Contribution to Trust Account from November 30, 2025 to the Closing Date(7)	$4,106,801	$4,106,801	$4,106,801	$4,106,801	$4,106,801
Anticipated change in accrued underwriters fees based on redemptions	$-	$754,688	$1,509,375	$2,264,063	$3,018,750
Redemptions from trust account	$-	$(55,761,626)	$(111,523,253)	$(167,284,879)	$(223,046,505)
Net Tangible Book Value, as adjusted	$329,660,015	$274,653,076	$219,646,138	$164,639,199	$109,632,260
Denominator Adjustments
Legato III Public Shares	20,125,000	15,093,750	10,062,500	5,031,250	-
Initial Shareholders and Affiliates’ Legato III Ordinary Shares(6)	4,932,779	4,471,147	4,009,515	3,547,882	3,086,250
BTIG Representative Shares	188,125	188,125	188,125	188,125	188,125
PIPE Investors	14,188,891	14,188,891	14,188,891	14,188,891	14,188,891
As Adjusted Legato III Ordinary Shares Outstanding	39,434,795	33,941,913	28,449,031	22,956,148	17,463,266

(1)	Assumes that Legato III Public Shareholders will not exercise their redemption rights with respect to any of the outstanding 20,125,000 Legato III Public Shares under the assumed no redemptions scenario;
(2)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 5,031,250 of the 20,125,000 outstanding Legato III Public Shares under the assumed 25% redemptions scenario;
(3)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 10,062,500 of the 20,125,000 outstanding Legato III Public Shares under the assumed 50% redemptions scenario;
(4)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 15,093,750 of the 20,125,000 outstanding Legato III Public Shares under the assumed 75% redemptions scenario; and
(5)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem all of the 20,125,000 outstanding Legato III Public Shares under the assumed maximum redemptions scenario.
(6)	Assumes that certain of the Initial Shareholders and their affiliates forfeit 461,632, 923,264, 1,384,897 and 1,846,529 Founder Shares under the assumed 25% redemption scenario, 50% redemption scenario, 75% redemption scenario and maximum redemption scenario, respectively, in accordance with the Legato III Support Agreement.
(7)	Assumes the Closing occurs on May 31, 2026.

Potential Sources of Dilution

The sensitivity table below sets forth the potential additional dilutive impact of each additional source of dilution to the Legato III Public Shareholders’ ownership of Einride, namely (a) 10,340,313 Einride Ordinary Shares that would be issuable in aggregate upon the exercise of 277,813 Legato III Private Placement Warrants and 10,065,000 Public Warrants; (b) 18,353,130 Einride Ordinary Shares that would be issuable in the aggregate upon the exercise of 18,353,130 PIPE Warrants; (c) Einride Ordinary Shares that would be issuable upon the exercise of any Additional Warrants or Reset Warrants that may be issued to the PIPE Investors; (d) a number of Einride Ordinary Shares that will be available for issuance under the Equity Incentive Plan immediately following the completion of the Business Combination; and (e) up to 34,261,380 Einride Ordinary Shares underlying Non-Participating Company Derivatives, based on the varying levels of redemptions by the Legato III Public Shareholders and the following additional assumptions, including that the Business Combination closes on May 31, 2026 and all holders of Participating Company Derivatives elect to convert such Participating Company Derivatives into Einride Ordinary Shares on a cashless or net exercise basis. The share amounts and ownership percentages set forth below are not indicative of voting percentages.

	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 50% Redemption(3)		Assuming 75% Redemption(4)		Assuming Maximum Redemption(5)
	Number	%	Number	%	Number	%	Number	%	Number	%
Einride Ordinary Shares underlying Private Placement Warrants	277,813	0.2%	277,813	0.2%	277,813	0.2%	277,813	0.2%	277,813	0.2%
Einride Ordinary Shares underlying Public Warrants	10,062,500	5.7%	10,062,500	5.9%	10,062,500	6.1%	10,062,500	6.3%	10,062,500	6.5%
Einride Ordinary Shares underlying PIPE Warrants(6)	18,353,130	9.9%	18,353,130	10.3%	18,353,130	10.6%	18,353,130	10.9%	18,353,130	11.3%
Shares Reserved for Issuance under the Equity Incentive Plan	17,181,908	9.4%	16,697,242	9.4%	16,212,576	9.5%	15,727,910	9.5%	15,243,244	9.6%
Non-Participating Company Derivatives	34,261,380	17.1%	33,292,048	17.2%	32,322,716	17.2%	31,353,384	17.3%	30,384,052	17.4%
Total Additional Dilution Sources	80,136,731	32.5%	78,682,733	32.9%	77,228,735	33.2%	75,774,737	33.6%	74,320,739	34.0%
Total Ordinary Shares Outstanding Excluding Additional Dilution Sources	166,137,286		160,644,404		155,151,522		149,658,639		144,165,757
Total Ordinary Shares Outstanding Including Additional Sources	246,274,017		239,327,137		232,380,257		225,433,376		218,486,496

(1)	Assumes that Legato III Public Shareholders will not exercise their redemption rights with respect to any of the outstanding 20,125,000 Legato III Public Shares under the assumed no redemptions scenario;
(2)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 5,031,250 of the 20,125,000 outstanding Legato III Public Shares under the assumed 25% redemptions scenario;
(3)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 10,062,500 of the 20,125,000 outstanding Legato III Public Shares under the assumed 50% redemptions scenario;
(4)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 15,093,750 of the 20,125,000 outstanding Legato III Public Shares under the assumed 75% redemptions scenario; and
(5)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem all of the 20,125,000 outstanding Legato III Public Shares under the assumed maximum redemptions scenario.
(6)	Excludes any Einride Ordinary Shares issuable upon exercise of the Additional Warrants and Reset Warrants that are issuable pursuant to the PIPE Subscription Agreements.

Following the consummation of the Business Combination, Einride may determine, subject to the receipt of any necessary approvals that may be required, to issue more Einride Ordinary Shares or other equity securities of equal or senior rank in connection with privately negotiated transactions, which would result in additional dilution.

Agreements Entered into in Connection with the Business Combination

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, Einride and the Initial Shareholders entered into a lock-up agreement (the “Lock-up Agreement”) pursuant to which each of the Initial Shareholders agreed not to transfer, sell, pledge or hypothecate or otherwise dispose of any Einride Ordinary Shares issuable to such Initial Shareholder in respect of the Founder Shares and any Einride ADSs issued against the deposit of one underlying Einride Ordinary Share, or enter into any contract, option or other arrangement or understanding with respect to the foregoing, for a period commencing on the Closing Date and continuing until the earliest to occur of (i) the date that is six (6) months after the Closing Date, (ii) the date on which the closing share price of the Einride Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing Date or (iii) the date on which the Company completes a change of control (the “Lock-up Period”).

In addition, certain Einride Shareholders and the holders of the Participating Company Derivatives who hold an aggregate of at least 80% of Einride Ordinary Shares outstanding and underlying the Participating Company Derivatives on the date of the Business Combination Agreement will, prior to the Closing, enter into the Lock-up Agreement with Einride, pursuant to which each such Einride Shareholder has agreed not to transfer, sell, pledge or hypothecate or otherwise dispose of any Einride Ordinary Shares held by such Einride Shareholder as of immediately following the Closing and any Einride ADSs issued against the deposit of one underlying Einride Ordinary Share, or enter into any contract, option or other arrangement or understanding with respect to the foregoing, during the Lock-up Period. Pursuant to the Business Combination Agreement, Einride has agreed to use reasonable best efforts to cause the Einride Shareholders and the holders of the Participating Company Derivatives who, as of the Closing Date, hold an aggregate of at least 90% of the Einride Ordinary Shares outstanding and underlying the Participating Company Derivatives, to enter into the Lock-up Agreement as of the Closing Date.

Einride Support Agreement

Simultaneously with the execution of the Business Combination Agreement, certain Einride Shareholders, who hold an aggregate of at least 50% of the outstanding Einride Ordinary Shares and Einride Preference Shares eligible to vote thereon, and Einride entered into a support agreement (the “Einride Support Agreement”), pursuant to which, among other things, such Einride Shareholders and holders of the Einride Preference Shares have agreed to vote their shares (i) in favor of all proposals necessary to effectuate the Business Combination, including the Merger, the Company Derivative Exchange, the Stock Split, the adoption of the Amended Einride Articles, the adoption of the Equity Incentive Plan and the termination of the Company Shareholders Agreement, and (ii) against (a) any proposal or offer from any person (other than Legato III and its affiliates) concerning a business combination or the adoption of any agreement to enter into a business combination and (b) any action, proposal, transaction or agreement that could reasonably be expected to materially impede, interfere with, delay, discourage or adversely affect or inhibit the timely consummation of the Business Combination or the fulfillment of Einride’s obligations under the Business Combination Agreement or change in any manner the voting rights of any class of shares of Einride.

Legato III Support Agreement

Simultaneously with the execution of the Business Combination Agreement, Einride, Legato III and the Initial Shareholders entered into a support agreement (the “Legato III Support Agreement”), pursuant to which, among other things, the Initial Shareholders have agreed to vote all of their Legato III Ordinary Shares (i) in favor of all proposals necessary to effectuate the Business Combination, including the Merger and (ii) against (a) any proposal or offer from any person (other than Einride and its affiliates) concerning an initial business combination or the adoption of any agreement to enter into an initial business combination and (b) any action, proposal, transaction or agreement that could reasonably be expected to materially impede, interfere with, delay, discourage or adversely affect or inhibit the timely consummation of the Business Combination or the fulfillment of Legato III’s obligations under the Business Combination Agreement or change in any manner the voting rights of any class of shares of Legato III. In addition, pursuant to the Legato III Support Agreement, certain of the Initial Shareholders agreed to, subject to the Closing, surrender and forfeit, for no consideration, a number of Founder Shares equal to (x) 2,400,000, less the number of Founder Shares transferred pursuant to private placement transactions and/or non-redemption agreements (which shall not exceed 1,000,000) (the “Forfeited Shares”), multiplied by the (y) the quotient of (a) the number of Legato III Ordinary Shares redeemed by Legato III at any time on or prior to the Closing, divided by (b) 20,125,000. The Initial Shareholders also agreed to waive their redemption rights with respect to any Legato III Ordinary Shares held by them.

Assignment, Assumption and Amendment to Warrant Agreement

Immediately prior to the Effective Time, Legato III and Einride will enter into an assignment, assumption and amendment to warrant agreement (the “Warrant Amendment”), pursuant to which Legato III will assign to Einride and Einride will assume all of Legato III’s rights, interests, and obligations in and under the warrant agreement, dated as of February 5, 2024, between Equiniti and Legato III, and Einride and Legato III will use reasonable best efforts to cause Equiniti to enter into the Warrant Amendment.

New Registration Rights Agreement

On or prior to the Closing Date, each of Legato III, certain Legato III Shareholders and certain Einride Shareholders will enter into the New Registration Rights Agreement, in form and substance reasonably satisfactory to Legato III and Einride, pursuant to which, among other things, Einride will agree to file a registration statement for the resale of Einride Ordinary Shares by the holders thereof on a continuous or delayed basis and to have such registration statement declared effective as soon as practicable. The New Registration Rights Agreement will replace the registration rights agreement, dated as of February 5, 2024, by and among Legato III and the investors party thereto.

PIPE Subscription Agreements

On February 26, 2026, Legato III and Einride entered into the PIPE Subscription Agreements with the PIPE Investors. The following summary of the PIPE Subscription Agreements is qualified by reference to the complete text of the form of PIPE Subscription Agreement, a copy of which has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. All shareholders are encouraged to read the form of the PIPE Subscription Agreement in its entirety for a more complete description of the terms and conditions thereof.

Pursuant to the terms of the PIPE Subscription Agreements, Einride will, substantially concurrently with, and contingent upon, the consummation of the Merger, sell an aggregate of 12,235,420 PIPE ADSs to the PIPE Investors for an aggregate purchase price of $113.3 million. In addition, the PIPE Investors will receive PIPE Warrants to purchase an aggregate of 18,353,130 Einride ADSs. The PIPE Subscription Agreements contain customary representations, warranties, covenants and agreements of Einride, Legato III and the PIPE Investors and are subject to customary closing conditions and termination rights. For example, the closing of the PIPE Investment is conditioned upon, among other things, (i) all conditions precedent to the closing of the Business Combination contained in the Business Combination Agreement having been satisfied or waived and the closing of the PIPE Investment must be scheduled to occur concurrently with and on the same date as the date of the Closing and (ii) the accuracy of all representations and warranties of Einride and Legato III in the PIPE Subscription Agreements (subject to certain bring-down standards). In addition to the foregoing, the PIPE Subscription Agreements contain the following provisions:

●	At the Closing, certain of the Initial Shareholders will transfer to one PIPE Investor 553,471 of the Founder Shares held by them (which will be exchanged for Einride ADSs in the Merger), and Einride will issue to another PIPE Investor an additional 1,400,000 PIPE ADSs.

●	If, on the 24 month anniversary of the Closing Date, a PIPE Investor beneficially owns at least 50% of the PIPE ADSs originally subscribed for, Einride will issue to the PIPE Investor additional Warrants (the “Additional Warrants”) entitling such PIPE Investor to purchase 50% of the number of the PIPE ADSs originally subscribed for (giving effect to any reclassification, recapitalization, share division or consolidation, exchange or readjustment of Einride Ordinary Shares or change in the number of Einride Ordinary Shares represented by Einride ADSs that may have occurred during the period from the Closing Date to and including the date of issuance of the Additional Warrants).

●	In the event that on the 21st trading day following the six-month anniversary of the effective date of the PIPE Registration Statement (as defined below), the VWAP (as defined in the PIPE Subscription Agreements) of the Einride ADSs for the twenty trading day period commencing on the date that is six months after the effective date of the PIPE Registration Statement is less than $10.90, each PIPE Investor will receive PIPE Warrants to purchase a number of additional Einride ADSs equal to (i) the product of (x) the number of PIPE ADSs originally subscribed for, multiplied by (y) $10.90, divided by the Reset Price (as defined below) minus (ii) the number of PIPE ADSs originally subscribed for (the “Reset Warrants”).

●	The Additional Warrants and the Reset Warrants will contain substantially the same terms and conditions (including as to expiration date) as the PIPE Warrants, except that, in the case of the Additional Warrants, if the exercise price of the PIPE Warrants has been adjusted to the Measurement Price (as defined herein), the initial exercise price of the Additional Warrants will be the same as the exercise price of the PIPE Warrants after giving effect to such adjustment, and in the case of the Reset Warrants, the initial exercise price will be the Reset Price. The “Reset Price” is the greater of (x) the VWAP of the Einride ADSs on the 21st trading day following the six-month anniversary of the effective date of the PIPE Registration Statement (as defined below) and (y) $5.00.

●	At a PIPE Investor’s election, the number of PIPE ADSs subscribed for may be reduced on a one-for-one basis by up to the aggregate number of (i) Legato III Ordinary Shares purchased by such Investor for its own account pursuant to open-market transactions with third parties prior to the record date for the Meeting, and (ii) Legato III Ordinary Shares such PIPE Investor beneficially owns as of the date of the Subscription Agreements, in each case, that are held through the Closing Date.

●	Einride has agreed that on or prior to the Closing Date, and no later than 30 days thereafter, Einride will endeavor to file with the SEC (at its sole cost and expense) a registration statement on Form F-1 (the “PIPE Registration Statement”) registering the resale of the Registrable Securities (as defined in the Subscription Agreement), and will use its commercially reasonable efforts to have the PIPE Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 60 calendar days after its filing (or 90 calendar days after its filing if the SEC notifies Einride that it will “review” the PIPE Registration Statement) and (ii) 5 business days after Einride is notified by the SEC that the PIPE Registration Statement will not be “reviewed” or will not be subject to further review, subject to customary liquidated damages in the event Einride is unable to meet the filing deadline.

●	From the date of the Subscription Agreements until six months from the effective date of the PIPE Registration Statement, Einride will not, without the prior written consent of the PIPE Investors who purchased at least a majority of the Einride Ordinary Shares under the Subscription Agreements, issue, enter into any agreement to issue or announce the issuance of any Einride Ordinary Shares, Einride ADSs, or any securities of Einride that would entitle the holder thereof to acquire at any time Einride ADSs or Einride Ordinary Shares, in each case other than certain exempt issuances.

Legato III Proposals to be Submitted At the Meeting

The following is a summary of the proposals to be submitted to Legato III shareholders at the Meeting:

Proposal One — The Business Combination Proposal

Legato III is asking its shareholders to approve, as an ordinary resolution, (i) the Business Combination Agreement, (ii) the other Transaction Agreements and (iii) the completion of the Transactions, in accordance with the terms and subject to the conditions set forth in the Business Combination Agreement and such Transaction Agreements. The Business Combination Agreement is attached as Annex A-1, Annex A-2 and Annex A-3 to this proxy statement/prospectus.

For more information, see “Proposal One — The Business Combination Proposal.”

Proposal Two — The Merger Proposal

Legato III is asking its shareholders to approve, as a special resolution, the Plan of Merger and the transactions contemplated thereunder including the Merger. The Plan of Merger is attached as Annex B to this proxy statement/prospectus.

As part of the Business Combination, Legato III will merge with and into Merger Sub, with Merger Sub continuing as the surviving company and as a wholly owned subsidiary of Einride. Shareholder approval of the Plan of Merger and the transactions contemplated thereunder is required under Cayman Islands law.

For more information, see “Proposal Two — The Merger Proposal.”

Proposal Three — The Organizational Documents Proposal

Legato III is asking its shareholders to approve, as an ordinary resolution, on a non-binding advisory basis, certain governance provisions contained in the Amended Einride Articles that differ from Legato III Articles and materially affect shareholders’ rights. The form of Einride Articles is attached as Annex C to this proxy statement/prospectus.

This non-binding advisory vote is not otherwise required by Cayman Islands law and is separate and apart from the Business Combination Proposal, but consistent with SEC guidance, Legato III is submitting these governance provisions to the Legato III shareholders for approval as separate proposals. Regardless of the outcome of the vote on the Organizational Documents Proposal, the Amended Einride Articles will take effect if the Business Combination is consummated.

The material governance provisions contained in the Amended Einride Articles that differ from the Legato III Articles include, among others, authorized share capital, quorum requirements, and the removal of the provisions applicable to Legato III as a special purpose acquisition company.

For more information, see “Proposal 3 — The Organizational Documents Proposal.”

Proposal Four — The Shareholder Adjournment Proposal

Legato III may ask its shareholders to approve as an ordinary resolution, the adjournment of the Meeting to a later date or dates, if it is determined by the officer presiding over the Meeting that more time is necessary for Legato III to consummate the Business Combination and the Transactions.

The presiding officer will determine whether to present the Adjournment Proposal. If the Adjournment Proposal is presented to the Meeting and is approved by the Legato III shareholders, Legato III may adjourn the Meeting, for example, in order to reduce the number of Legato III Public Shares with respect to which Legato III Public Shareholders have exercised their redemption rights.

The Adjournment Proposal will not be presented if the other proposals are approved and is not conditioned upon any other proposal. If the Adjournment Proposal is presented, the other proposals will not be presented.

For more information, see “Proposal Four — The Adjournment Proposal.”

Date, Time and Place of the Meeting

The Meeting will be held at [●], Eastern Time, on [●], 2026, virtually via live webcast at the website below and via teleconference using the dial-in information below, or such other date, time and place to which the Meeting may be adjourned. Legato III is pleased to utilize the virtual shareholder meeting technology to provide ready access and cost savings for Legato III shareholders.

Live Webcast:
Website:	[●]

Teleconference:
U.S. Toll Free:	[●]
International Toll Free:	[●]
Participant Code:	[●]

Registering for the Meeting

If you are a shareholder of Legato III as of the record date, you can participate in the Meeting, vote, and submit questions via live webcast website. In order to vote or submit a question during the virtual meeting, you will also need the voter control number included on your proxy card. If you do not have the control number, you will be able to listen to the virtual meeting only by registering as a guest and you will not be able to vote or submit your questions during the virtual meeting. If you do not have your control number, contact the Transfer Agent no later than at least 72 hours in advance of the Meeting.

If your shares are held in “street name,” you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance of the Meeting to vote and submit questions at the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to the Transfer Agent.

We encourage all shareholders to access the Meeting prior to the start time leaving ample time for the check in. For more information on attendance at the Meeting, see “Extraordinary General Meeting of Legato III Shareholders — Attending the Meeting.”

Voting Power; Record Date

Legato III has fixed the close of business on [●], 2026 as the record date for determining Legato III shareholders entitled to notice of and to attend and vote at the Meeting. Only holders of record of Legato III Ordinary Shares at the record date are entitled to notice of and to vote and have their votes counted at the Meeting and any adjournment of the Meeting. Each Legato III Ordinary Share is entitled to one vote per share at the Meeting. As of the close of business on the record date, there were 25,799,375 Legato III Ordinary Shares outstanding.

Quorum and Required Vote; Abstentions and Broker Non-Votes

A quorum will be present if one or more shareholders who together hold not less than a majority of the issued and outstanding Legato III Ordinary Shares entitled to attend and vote at the Meeting are present in person (including by virtual attendance) or by proxy (or, in the case of a corporation or other non-natural person, by duly authorized representative or proxy).

The following votes are required for each proposal at the Meeting:

●	The Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Island law, being a resolution passed by a majority of the votes cast by or on behalf of the holders of shares of Legato III entitled to vote.

●	The Merger Proposal — The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being a resolution passed by a majority of at least two-thirds (2/3) of the votes cast by or on behalf of the holders of shares of Legato III entitled to vote.

●	The Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires an ordinary resolution under Cayman Island law, being a resolution passed by a majority of the votes cast by or on behalf of the holders of shares of Legato III entitled to vote.

●	The Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Island law, being a resolution passed by a majority of the votes cast by or on behalf of the holders of shares of Legato III entitled to vote.

The Initial Shareholders, including the Legato III’s officers and directors, have agreed to, among other things, vote in favor of the Business Combination and the other proposals to be presented at the Meeting with respect to any Legato III Ordinary Shares held by them, subject to applicable securities laws. As of the record date, the Legato III Ordinary Shares held by the Initial Shareholders, including the Legato III’s officers and directors, represented approximately 21.7% of the outstanding Legato III Ordinary Shares.

For purposes of the Meeting, an abstention occurs with respect to a proposal when a shareholder returns a ballot or a proxy and marks “ABSTAIN” with respect to such proposal. A “broker non-vote” occurs when a shareholder does not provide voting instructions to its broker, bank or other nominee on a particular proposal on which the broker, bank or other nominee does not have discretionary authority to vote. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. Legato III believes all the proposals presented to Legato III shareholders will be considered non-discretionary and therefore your broker, bank or other nominee cannot vote your shares without your instruction.

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to Legato III but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. If you abstain with respect to a proposal, or if you do not vote on a proposal (whether as a result of a broker non-vote or because do not submit a proxy by mail, internet or telephone and do not attend the Meeting in person or virtually and vote at the Meeting), your abstention or failure to vote will have no effect on the vote on such proposal.

For more information, see “Extraordinary General Meeting of Legato III’s Shareholders — Quorum,” “Extraordinary General Meeting of Legato III’s Shareholders — Votes Required; Abstentions and Broker Non-Votes” and “Extraordinary General Meeting of Legato III’s Shareholders — Interests of Legato III’s Directors and Officers in the Business Combination.”

Redemption Rights

Holders of Legato III Public Shares may seek to redeem their Legato III Public Shares for cash, regardless of whether they vote for, against or do not vote at all on the Business Combination Proposal or the other proposals to be voted upon at the Meeting. Any Legato III Public Shareholder may demand that Legato III redeem their Legato III Public Shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including any interest earned on the funds held in the trust account (net of taxes payable) and not previously released to Legato III, divided by the number of then outstanding Legato III Public Shares, calculated as of two (2) business days prior to the consummation of the Business Combination. If a holder properly seeks redemption as described in this section with respect to any of its Legato III Public Shares and the Business Combination is consummated, Legato III will redeem those shares for cash and the holder will no longer own those shares following the Business Combination.

The Initial Shareholders, including Legato III’s officers and directors, have waived their redemption rights in connection with the consummation of the Business Combination, in each case with respect to any Legato III Ordinary Shares held by them.

Legato III shareholders seeking to have their Legato III Public Shares redeemed must, no later than 5:00 p.m., Eastern time, on [●], 2026 (two (2) business days before the Meeting): (1) submit a written request to Equiniti, Legato III’s transfer agent, in which the Legato III shareholder requests that Legato III redeem all or a portion of its Legato III Ordinary Shares for cash; and (2) deliver its Legato III Public Shares to the Equiniti physically or electronically through DTC. Legato III shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from Equiniti and time to effect delivery. Legato III shareholders should generally allot at least two weeks to obtain physical certificates from Equiniti. However, it may take longer than two weeks. If Legato III shareholders hold their shares in “street name,” they will have to coordinate with their bank, broker or other nominee to have their shares certificated and delivered physically together with the written request or to have their shares delivered electronically together with the written request.

Any request to redeem Legato III Public Shares, once made, may be withdrawn at any time up to the date of the Meeting or, with Legato III’s consent, after the Meeting and prior to the Closing. Furthermore, if a Legato III shareholder delivers its shares in connection with an election of redemption rights and subsequently decides prior to the Meeting not to elect to exercise such rights, such Legato III shareholder may simply request that Equiniti return the shares (physically or electronically). A Legato III shareholder may make such request by contacting Equiniti at the address listed below.

If the Business Combination is not approved or completed for any reason, then Legato III shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a pro rata portion of the Trust Account. In such case, Legato III will promptly return any shares delivered by Legato III shareholders.

The closing price of the Legato III Ordinary Shares on the record date was $[●] per share. For illustrative purposes, the cash held in the Trust Account on such date was approximately $[●] million (including any interest earned on the funds held in the trust account and not previously released to Legato III), or $[●] per Legato III Public Share. Prior to exercising redemption rights, Legato III shareholders should verify the market price of the Legato III Ordinary Shares as they may receive higher proceeds from the sale of their Legato III Public Shares in the public market than from exercising their redemption rights, if the market price per share is higher than the redemption price. Legato III cannot assure its shareholders that they will be able to sell their shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

For more information, see “Extraordinary General Meeting of Legato III’s Shareholders — Redemption Rights.”

Dissenters’ Rights

Holders of record of Legato III Ordinary Shares may have dissenters’ rights in connection with the Merger under the Cayman Islands Act. For more information, see “Extraordinary General Meeting of Legato III’s Shareholders — Appraisal Rights.”

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Legato III has engaged Mackenzie Partners as proxy solicitor to assist in the solicitation of proxies in connection with the Meeting.

If a shareholder grants a proxy, it may still vote its shares itself if it revokes its proxy before the Meeting. A shareholder may also change its vote by entering a new vote by Internet or telephone, submitting a later-dated proxy, or attending and voting, virtually via the live webcast, during the Meeting as described in the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of Shareholders of Legato III — Revoking Your Proxy.”

Compensation Received by Legato III Initial Shareholders

The following table presents information regarding compensation of the Initial Shareholders and their affiliates, including securities and promissory notes issued to such individuals, as required by the SEC’s rules governing special purpose acquisition companies:

	Post-Business Combination Shares (#)		Price Paid for such Shares ($)	Terms of Shares		Other Compensation ($)
Initial Shareholders	5,031,250	(1)	25,000		(1)	$	[●]
Initial Shareholders	455,000	(2)	4,550,000		(2)		N/A

(1)	Represents founder shares acquired prior to the Legato III IPO. All of the shares are subject to transfer restrictions until the earlier of 180 days after the date of the consummation of Legato III’s initial business combination and the date on which the closing price of its ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the initial business combination, or earlier if, subsequent to the initial business combination, Legato III (or any successor entity) consummates a liquidation, merger, share exchange or other similar transaction which results in all of the shareholders having the right to exchange their ordinary shares for cash, securities or other property. Upon consummation of the Business Combination, these shares will be subject to the lock-up period described in the section titled “The Business Combination Agreement — Additional Agreements — Lock-Up Agreements.”
(2)	Represents shares underlying Legato III Private Units. All of the shares are subject to transfer restrictions until the consummation of an initial business combination. Upon consummation of the Business Combination, these shares will be subject to the lock-up period described in the section titled “The Business Combination Agreement — Additional Agreements — Lock-Up Agreements.”

On November 15, 2023, Eric Rosenfeld, Legato III’s Chief SPAC Officer, acquired an aggregate of 5,031,250 ordinary shares in exchange for a total capital contribution of $25,000. Thereafter, he transferred certain shares to other Initial Shareholders.

On February 8, 2024, Legato III consummated the IPO of 20,125,000 Units, including 2,625,000 Units subject to the underwriters’ over-allotment option. Each Unit consists of one Ordinary Share and one-half of one redeemable Warrant, with each Warrant entitling the holder to purchase one Ordinary Share for $11.50. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $201,250,000, assuming the entire purchase price of the Units sold in the IPO is allocated to the Legato III Ordinary Shares included in such units, and none of the purchase price is allocated to the Legato III Warrants included in such units. The entire purchase price has been allocated to the Legato III Ordinary Shares for the purposes of this discussion in order to show the maximum dilution caused by the investment and holdings by the Initial Shareholders and their affiliates as of the closing of the IPO.

Simultaneously with the consummation of the Legato III IPO, Legato III consummated the sale of 555,625 Legato III Private Units at a price of $10.00 per Private Placement Unit, generating total proceeds of $5,556,250. Of such Legato III Private Units, the Initial Shareholders purchased 455,000 Legato III Private Units for $4,550,000. The Legato III Private Units are identical to the units sold in the Legato III IPO.

In accordance with the above, as of immediately following the Legato III IPO, counting the investment and holdings by the Initial Shareholders and their affiliates and those by the Public Shareholders, Legato III had a net tangible book value of $196,639,147 and 25,799,375 Legato III Ordinary Shares outstanding, for a net tangible book value per share of approximately $9.77. As such, the holdings and investment by the Initial Shareholders and their affiliates resulted in dilution of approximately $0.23 per Legato III Ordinary Share to the Public Shareholders.

Additionally, as of date of this filing, a total of $[●] of service fees have been incurred by Legato III for services rendered by Crescendo Partners, an affiliate of certain officers of Legato III, pursuant to an administrative services agreement between such entity and Legato III.

Furthermore, if the Initial Shareholders or their affiliates were to loan any amounts to Legato III and/or incur any fees or out-of-pocket expenses on Legato III’s behalf, the total sum of such loans, fees and out-of-pocket expenses would be repayable on or after the closing of the Business Combination and/or in certain cases convertible into additional units. If any such amounts were loaned or incurred and Legato III fails to complete an initial business combination before its deadline pursuant to Legato III’s Articles, as may be amended to extend such date, such amounts would be forfeited except to the extent there are any out of trust funds available to be used to repay such amounts. As of the date of the accompanying proxy statement/prospectus, there are no amounts outstanding under any loans payable to the Initial Shareholders or their affiliates and no fees due or out-of-pocket expenses to be repaid by Legato III to the Initial Shareholders or their affiliates.

Other than as set forth above, it is not anticipated that any additional material dilution of the equity interests of non-redeeming shareholders of Legato III will occur.

Interests of Legato III’s Initial Shareholders, Directors and Officers in the Business Combination

The Initial Shareholders and Legato III’s executive officers and directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Legato III’s shareholders generally. The Legato III Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of Legato III. These interests include, among other things:

●	the fact that Legato III’s officers and directors have certain economic interests in the Business Combination including:

○	the Legato III’s officers and directors will lose their entire investment in Legato III if the Business Combination or another initial business combination is not consummated within the required time period. The Initial Shareholders paid an aggregate of $25,000 for the Founder Shares. Such securities will have a significantly higher value at the time of the Business Combination, and if unrestricted and freely tradable would be valued at approximately $[●] million based upon the closing price of $[●] per Legato III Ordinary Share on the NYSE American on [●], 2026. Legato III’s officers and directors have agreed to waive their redemption rights with respect to their Founder Shares, Legato III Private Shares and any Legato III Public Shares they hold in connection with the Business Combination and their rights to liquidating distributions from the trust account with respect to any Founder Shares and Legato III Private Shares held by them if the Business Combination is not approved and Legato III fails to complete a business combination within the required time period. Accordingly, the Founder Shares and Legato III Private Units would be worthless if the Business Combination or another business combination is not consummated within the required time period because the holders thereof are not entitled to participate in any redemption or liquidation distribution with respect to such shares; and

○	although, as of the date of this proxy statement/prospectus, there are no fees due to, or any out-of-pocket expenses repayable to Legato III’s officers and directors, if any loans, fees or expenses are incurred after the date of this proxy statement/prospectus, they would not be repaid unless (i) Legato III consummates the Business Combination within the required time period or (ii) there are any out of trust funds available to be used for such purpose.

●	the fact that pursuant to the Business Combination Agreement, Eric Rosenfeld, the Chief SPAC Officer of Legato III, and Gregory Monahan, the Chief Executive Officer and a director of Legato III, will serve as directors of Einride upon the Closing. Such individuals, in the future, may receive any cash fees, stock options or stock awards that Einride may determine to pay to its directors;

●	the fact that the Business Combination Agreement provides for certain insurance coverage of the officers and directors of Legato III; and

●	the fact that if the Business Combination or another business combination is not consummated within the required time period, Legato III will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Legato III Public Shares for cash and, subject to the approval of its remaining shareholders and the Legato III Board, dissolving and liquidating.

Interests of Einride’s Directors and Officers in the Business Combination

Einride’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the Legato III Shareholders and warrant holders generally. These interests include, among other things:

●	If the Business Combination with Legato III is completed, Einride will designate six or seven members to the Board of Directors of the post-closing company, including Roozbeh Charli, Robert Falck, Ted Persson, Karin Markides, GEN (Ret.) Keith B. Alexander and Gary Hicok. The following executive officers of Einride are expected to serve as executive officers of Einride following the consummation of the Business Combination: Roozbeh Charli, Anubhav Verma, Viveka Linander Waldenor Henrik Green and David Hallgren. As directors and/or officers, they will receive any cash or equity-based compensation that Einride determines to pay such persons.

●	Current directors and executive officers of Einride hold Einride Ordinary Shares and/or Company Derivatives, the treatment of which is described in the section titled “Proposal One — The Business Combination Proposal — Business Combination Agreement — Business Combination Structure”. The following post-closing directors and executive officers of Einride have a direct or indirect ownership interest in Einride Ordinary Shares and/or Company Derivatives: Roozbeh Charli, Viveka Linander Waldenor, David Hallgren, Henrik Green, Robert Falck, Karin Markides and Ted Persson.

●	The Business Combination Agreement provides for the continuation of directors and officers liability insurance covering the post-closing company’s directors.

●	Pursuant to the New Registration Rights Agreement, certain Einride Shareholders will have customary registration rights, including shelf, demand and piggy-back rights, subject to cooperation and cut-back provisions, with respect to the Einride Ordinary Shares held by such parties following the consummation of the Business Combination.

For additional information, see the section of this proxy statement/prospectus titled “Proposal One — The Business Combination Proposal — Interests of Einride’s Directors and Officers in the Business Combination”.

Fairness Opinion

Pursuant to the Legato III Articles, and as provided in the Legato III IPO prospectus, Legato III is only required to obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions that such an initial business combination is fair to Legato III from a financial point of view, if Legato III would seek to complete an initial business combination with a business combination target that is affiliated with any of the Initial Shareholders, or Legato III’s directors or officers. No prior conflicts or affiliate relationship existed between members of the Legato III Board and management, on the one hand, and Einride, on the other hand. As such, an opinion was not required under the Legato III Articles. However, the Legato III Board obtained a fairness opinion from Cassel Salpeter, dated November 11, 2025, which provided that, as of that date and based upon and subject to the various assumptions and limitations set forth therein, the consideration to be received by Legato III Shareholders (other than Excluded Holders) pursuant to the Merger is fair, from a financial point of view, to such Legato Shareholders (other than Excluded Holders) and that the fair market value of Einride is at least 80% of the balance of the funds held in the Trust Account (excluding taxes payable). A signed copy of such opinion has been provided to Einride (it being agreed that such opinion is for the benefit of the Legato III Board and may not be relied upon by the Company or any other Person). See the section of this proxy statement/prospectus entitled “Proposal One —The Business Combination Proposal—Opinion of Cassel Salpeter, the Legato III Board’s Financial Advisor” for additional information.

Recommendation to Legato III’s Shareholders

The Legato III Board has determined that the Business Combination Proposal and the other proposals to be presented at the Meeting are fair to and in the best interest of Legato III’s shareholders and unanimously recommends that its shareholders vote, “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” each of the separate Organizational Documents Proposals, and, if presented at the Meeting, “FOR” the Adjournment Proposal.

Material U.S. Federal Income Tax Considerations

For a description of certain material U.S. federal income tax consequences of the Business Combination, the exercise of redemption rights in respect of ordinary shares of Legato III and the ownership and disposition of Einride ADSs, see “Material U.S. Federal Income Tax Considerations.”

Certain Material Cayman Islands Tax Consequences of the Merger

The Cayman Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the Cayman Islands government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of the Merger Consideration by Legato III Shareholders under the terms of the Business Combination Agreement. This is subject to the qualification that (1) Cayman Islands stamp duty may be payable if any original transaction documents, including the merger agreement, are brought to or executed in the Cayman Islands; and (2) registration fees will be payable to the Registrar of Companies of the Cayman Islands to register the Plan of Merger.

Anticipated Accounting Treatment

Einride has determined that it is the accounting acquirer based on its evaluation of the following facts and circumstances of the Business Combination:

●	The Einride Shareholders will have a larger portion of the voting rights in Einride following the Business Combination;

●	The Einride Board will have five members nominated by Einride compared to two members nominated by Legato III;

●	Einride’s senior management will be continuing as senior management of Einride following the Business Combination; and

●	Einride is the larger of the two entities and is the operating company within the combining companies.

The Business Combination is not within the scope of IFRS 3 Business Combinations as Legato III does not meet the definition of a “business” given that it consists primarily of cash in the Trust Account. Einride’s acquisition of Legato III will therefore be treated as a recapitalization whereby the ongoing financial statements of Einride will reflect the net assets of Einride and Legato III at historical cost, with no goodwill recognized. As Einride will be issuing its own shares to the Legato III Shareholders to complete the Transactions and is the legal parent of the Surviving Company following the Closing, Einride is the accounting and legal acquirer and therefore the successor entity.

The Business Combination is also accounted for within the scope of IFRS 2 Share-based Payment. Any excess fair value of Einride Ordinary Shares and Einride Warrants issued by Einride over the fair value of Legato III’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

For more information, see the section entitled “Proposal One — The Business Combination Proposal — Anticipated Accounting Treatment.”

Comparison of Rights of Einride’s Shareholders and Legato III’s Shareholders

If the Business Combination is completed, holders of Legato III Ordinary Shares will become holders of Einride ADSs or Einride Ordinary Shares and their rights as shareholders will be governed by Einride’s organizational documents. See “Comparison of Shareholder Rights” for details.

Emerging Growth Company

Einride is and, following the Business Combination, will be an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, Einride will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find Einride’s securities less attractive as a result, there may be a less active trading market for Einride’s securities and the prices of Einride’s securities may be more volatile.

Einride will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which Einride has total annual gross revenue of at least $1.235 billion, or (c) in which Einride is deemed to be a large accelerated filer, which means the market value of the Einride ADSs that are held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (2) the date on which Einride has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with in the JOBS Act.

Foreign Private Issuer

Einride is and, following the Business Combination, will be a foreign private issuer within the meaning of the rules under the Exchange Act. As such, Einride is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. Moreover, the information Einride is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in Sweden, Einride is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance standards of Nasdaq. Einride currently intends to follow Swedish corporate governance practices in lieu of the corporate governance standards of Nasdaq applicable to U.S. listed companies including, among others, the following: (1) Nasdaq Rule 5620(c), which requires a quorum for shareholder meetings of at least one-third of the outstanding shares, (2) Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive session, where only independent directors are present, and (3) Nasdaq Rule 5635, which generally requires shareholder approval for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements. As a result, Einride’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements.

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any U.S. federal or state or foreign regulatory requirement or approval, except for the filings and registration with the Cayman Islands Registrar of Companies and Swedish Companies Registration Office and the payment of the applicable fees under the Cayman Companies Act and the Swedish Companies Act (2005:551) (Sw. aktiebolagslagen 2005:551) necessary to effectuate the Business Combination.

Sources and Uses of Funds in Connection with the Business Combination

The following table summarizes the sources and uses for funding the transactions contemplated by the Business Combination Agreement. These figures assume that no Legato III Public Shareholders exercise their redemption rights in connection with the Business Combination. Where actual amounts are not known or knowable, the figures below represent Einride’s and Legato III’s good faith estimate of such amounts.

Sources of Funds (in millions)
Legato III Cash in Trust Account(1)	$221.0
Legato III Sponsor(2)	56.2
Einride Equity Rollover	1,350.0
PIPE	113.3
Total Sources	$1,740.5

Sources of Uses (in millions)
Cash to Balance Sheet	$299.3
Legato III Sponsor(2)	56.2
Estimated Expenses	35.0
Einride Equity Rollover	1,350.0
Total Uses	$1,740.5

(1)	Based on the amount in the Trust Account after taking into account expected additional accumulated interest at prevailing market rates through the Closing.
(2)	Calculated at $10.98 per share based on the amount in the Trust Account after taking into account additional accumulated interest at prevailing market rates through the Closing.

Summary Risk Factors

Unless the context otherwise requires, references in this subsection to “we,” “us” or “our” refer to the business of Einride prior to the consummation of the Business Combination.

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 60. Such risks include, but are not limited to:

Risks Related to Our Business

●	Autonomous and electric truck technologies are emerging and rapidly evolving technologies and involve significant risks and uncertainties, any of which could impede or delay our ability to further scale.

●	Our vehicles may experience malfunctions or breakdowns or need to upgrade or adapt to changing technologies.

●	We have a history of net losses, and we may not achieve or maintain profitability in the future.

●	Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.

●	Our future business depends in large part on our ability to continue to develop and successfully commercialize our autonomous and electric freight solutions and offerings. Our Einride Driver, Control Tower and Autonomous Truck technology may have a limited range of functionality, and technology development and commercialization may take us longer to complete than we currently anticipate.

●	The Einride Driver, Control Tower, Saga and Autonomous Truck may not be accepted and adopted by the market, the public, regulators or other stakeholders at the pace we expect or at all.

●	Any failure to commercialize our solutions at scale may have an adverse effect on our business, financial condition, and results of operations.

●	We rely on a limited number of customers for a portion of our revenue. The loss of, or a reduction in our commercial relationship with, any of those customers may adversely affect our business, financial condition, and results of operations.

●	Autonomous and electric vehicle technology, as well as charging stations and battery packs, present the risk of significant injury, including fatalities. Any incidents with our technologies, hardware or charging infrastructure could cause us to be subject to product liability claims that may result in significant direct or indirect costs and could adversely affect our brand image in our markets, all of which may adversely affect our business, financial condition and results of operations.

●	Our digital freight platform Saga, CETs, charging infrastructure, Einride Driver and Autonomous Trucks or connectivity solution may not function as intended due to flaws or errors in our software, hardware, and systems, product defects, or due to human error, which may adversely affect our business.

●	Any flaws or misuse of our technology, whether actual or perceived, intended or inadvertent, by us or third parties, may adversely affect our business, financial condition and results of operations.

●	Unauthorized control or manipulation of systems related to our electric heavy-duty vehicles (both manually driven and autonomous), as well as our energy and charging infrastructure, may cause them to operate improperly or not at all, or compromise their safety and cybersecurity, which may result in loss of confidence in us and our solutions and adversely affect our business, financial condition, and results of operations.

●	Our brand and reputation may be harmed by negative publicity or safety and other concerns regarding the digital freight platform, CETs, Einride Driver, the Autonomous Truck, connectivity solution, charging infrastructure and our company. Failure to maintain, protect and enhance our brand may limit our ability to expand or retain our customer base, which may adversely affect our business, financial condition and results of operations.

●	We operate in a highly competitive market and some market participants have substantially greater resources. If we are unable to compete effectively, our business, financial condition and results of operations may be adversely affected.

Risks Related to Our Legal and Regulatory Environment

●	We are subject to substantial regulations, including regulations governing autonomous vehicles, and unfavorable changes to whether initiated by regulators or through the pressure of organized labor, or failure by us to comply with these regulations may adversely affect our business, financial condition and results of operations.

●	We may become involved in legal and regulatory proceedings, investigations or actions, and commercial or contractual disputes, which could harm our business, financial condition and results of operations.

●	Compliance with extensive and evolving regulations governing motor carriers and transportation intermediaries is complex and costly.

Risks Related to Our Intellectual Property

●	We may not be able to adequately establish, maintain, protect, and enforce our technology and intellectual property rights or prevent others from unauthorized use of our technology and intellectual property rights, which may adversely affect our business, financial condition, and results of operations. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our intellectual property rights may be costly and time-consuming, or less effective than anticipated.

●	We rely on licenses from third parties for technology and intellectual property rights that are critical to our business, and we may lose the rights to use such technology or intellectual property rights if those agreements are terminated or not renewed.

●	We may be subject to intellectual property infringement claims, which, whether meritless or not, may be expensive and time-consuming to defend, distract management, require us to pay significant damages and limit our ability to use certain technologies, any of which may adversely affect our business, financial condition and results of operations.

Risks Related to Government Contracts

●	A portion of our historical revenue has come from our contracts with the public sector, and our failure to receive and maintain government contracts or changes in the contracting or fiscal policies of the public sector may adversely affect our business, financial condition, and results of operations.

●	Failure to comply with laws, regulations, or contractual provisions applicable to our business could cause us to lose public sector customers or our ability to contract with the United States and other governments.

Risks Related to Financial, Tax, and Accounting Matters

●	We require a significant amount of capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and results of operations may be adversely affected.

●	We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain an effective system of internal control over financial reporting when we are subject to compliance with the Sarbanes-Oxley Act of 2002, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

●	There is doubt about our ability to continue as a “going concern.”

Risks Related to the Business Combination

●	If Legato III’s shareholders fail to properly demand redemption rights, they will not be entitled to redeem their Legato III Public Shares for a pro rata portion of the Trust Account.

●	If a Legato III Public Shareholder fails to receive notice of its right to redeem Legato III Public Shares in connection with the Business Combination or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

●	Legato III does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Legato III to complete the Business Combination even if a substantial majority of Legato III shareholders do not support it.

●	There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the shareholder in a better future economic position.

●	The Legato III Public Shareholders will experience immediate dilution as a consequence of the Business Combination. Having a minority share position will reduce the influence that the current Public Shareholders have on the management of Einride.

●	If Legato III is deemed to be an investment company for purposes of the Investment Company Act, Legato III could be prevented from completing the Business Combination or an alternative initial business combination and forced to liquidate, and investors in Legato III would not be able to participate in any benefits of owning stock in Einride or another operating business, including the potential appreciation of the shares of the combined company following a business combination, and the Legato III Warrants would expire worthless.

●	Legato III’s current directors, executive officers, advisors and their affiliates stand to make a substantial profit on the Legato III Ordinary Shares that they own, even if the Einride Ordinary Shares subsequently decline in value or is unprofitable for Legato III Public Shareholders, and such interests may have influenced their decision to approve the Business Combination.

Risks Related to Ownership of Einride Securities Following the Business Combination

●	Upon completion of the Business Combination, Legato III Shareholders will become Einride shareholders, Legato III Warrant holders will become holders of Einride Warrants and the market price for the Einride ADSs and Einride Warrants may be affected by factors different from those that historically have affected Legato III.

●	An established market for Einride’s securities may not develop following consummation of the Business Combination.

●	Nasdaq may delist Einride’s securities from trading on its exchange, which could limit investors’ ability to engage in trades in its securities and subject Einride to additional trading restrictions.

●	Although publicly traded, the trading market in the Einride Ordinary Shares may become substantially less liquid than the average trading market for a stock listed on Nasdaq following the consummation of the Business Combination, and this low trading volume may adversely affect the price of the Einride Ordinary Shares.

●	Outstanding Legato III Warrants will be assumed by Einride and converted into corresponding warrants to purchase Einride ADSs and Einride Ordinary Shares, which will increase the number of shares eligible for future resale in the public market and result in dilution to Einride’s shareholders.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION AND

COMPARATIVE PER SHARE DATA

The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the Business Combination and related transactions described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” of this proxy statement/prospectus. The Business Combination will be treated as a recapitalization whereby the Merger Sub will be the surviving entity of the Merger under Einride’s consolidation (“Einride Group”) and Legato III will cease to exist. The recapitalization will be immediately followed by Einride acquiring Legato III, which will be effectuated by Legato III merging with and into Merger Sub, with the Merger Sub being the surviving entity. As Legato III will not be recognized as a business under IFRS given it consists primarily of cash in the Trust Account, Einride’s acquisition of Legato III will be treated as a recapitalization.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 combines the historical consolidated statement of financial position of Einride as of December 31, 2025 and the historical balance sheet of Legato III as of November 30, 2025, on a pro forma basis as if the Business Combination had been consummated on December 31, 2025. The unaudited pro forma condensed combined statement of comprehensive (loss) income for the year ended December 31, 2025 combines the historical consolidated statement of loss and other comprehensive income/(loss) of Einride for the year ended December 31, 2025 and the historical statement of operations of Legato III for the year ended November 30, 2025, on a pro forma basis as if the Business Combination had been consummated on January 1, 2025.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

●	The historical audited financial statements of Einride as of and for the year ended December 31, 2025;

●	The historical audited financial statements of Legato III as of and for the year ended November 30, 2025; and

●	Other information relating to Einride and Legato III included in this proxy statement/prospectus, including the description of the Business Combination Agreement and the transactions contemplated in connection therewith in “Proposal One — The Business Combination Proposal.”

The Summary Pro Forma Information has been presented for illustrative purposes only and do not necessarily reflect what Einride’s financial condition or results of operations would have been had the Business Combination been consummated on the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by Legato III’s holders of Legato III Public Shares for cash equal to their pro rata share of the aggregate amount of deposit (as of two business days before the Closing of the Business Combination) in the Trust Account:

●	Assuming No Redemptions: This presentation assumes that no Legato III Public Shareholders exercise redemption rights with respect to the outstanding 20,125,000 Legato III Public Shares, that 553,471 of the 2,400,000 Founder Shares are assigned to one PIPE Investor, and that no remaining Founder Shares subject to forfeiture are forfeited upon consummation of the Business Combination.

●	Assuming 25% Redemptions: This presentation assumes that 5,031,250 of the 20,125,000 Legato III Public Shares are redeemed for an aggregate redemption payment of SEK 503 million, based on an estimated per share redemption price of approximately SEK 100 per share ($10.87) that was calculated based on SEK 2,014 million ($219 million) in the Trust Account as of November 30, 2025, that 553,471 of the 2,400,000 Founder Shares are assigned to one PIPE Investor, and that 461,632 of the remaining Founder Shares subject to forfeiture are forfeited. The 25% redemption scenario is subject to the funds available in the Trust Account.

●	Assuming 50% Redemptions: This presentation assumes that 10,062,500 of the 20,125,000 Legato III Public Shares are redeemed for an aggregate redemption payment of SEK 1,007 million, based on an estimated per share redemption price of approximately SEK 100 per share ($10.87) that was calculated based on SEK 2,014 million ($219 million) in the Trust Account as of November 30, 2025, that 553,471 of the 2,400,000 Founder Shares are assigned to one PIPE Investor, and that 923,264 of the remaining Founder Shares subject to forfeiture are forfeited. The 50% redemption scenario is subject to the funds available in the Trust Account.

●	Assuming 75% Redemptions: This presentation assumes that 15,093,750 of the 20,125,000 Legato III Public Shares are redeemed for an aggregate redemption payment of SEK 1,510 million, based on an estimated per share redemption price of approximately SEK 100 per share ($10.87) that was calculated based on SEK 2,014 million ($219 million) in the Trust Account as of November 30, 2025, that 553,471 of the 2,400,000 Founder Shares are assigned to one PIPE Investor, and that 1,384,897 of the remaining Founder Shares subject to forfeiture are forfeited. The 75% redemption scenario is subject to the funds available in the Trust Account.

●	Assuming Maximum Redemptions: This presentation assumes that all of the 20,125,000 Legato III Public Shares are redeemed for an aggregate redemption payment of SEK 2,014 million, based on an estimated per share redemption price of approximately SEK 100 per share ($10.87) that was calculated based on SEK 2,014 million ($219 million) in the Trust Account as of November 30, 2025, that 553,471 of the 2,400,000 Founder Shares are assigned to one PIPE Investor, and that 1,846,529 of the remaining Founder Shares subject to forfeiture are forfeited. The maximum redemption scenario is subject to the funds available in the Trust Account.

(SEK in thousands, except share and per share data)	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions	Assuming 75% Redemptions	Assuming Maximum Redemptions
Summary of Unaudited Pro Forma Condensed Combined Statement of Comprehensive (Loss) Income Data for the Year Ended December 31, 2025
Revenue	457,840	457,840	457,840	457,840	457,840
Weighted average ordinary shares – basic and diluted	166,137,286	160,644,404	155,151,522	149,658,639	144,165,757
Net (loss) income per share – basic and diluted	(15.41)	(16.60)	(17.74)	(18.82)	(19.81)

(SEK in thousands)	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions	Assuming 75% Redemptions	Assuming Maximum Redemptions
Summary of Unaudited Pro Forma Condensed Combined Balance Sheet Data as of December 31, 2025
Total assets	4,565,802	4,074,190	3,582,578	3,090,964	2,599,353
Total shareholders’ (deficit) equity	2,055,334	1,565,412	1,075,489	585,564	95,643
Total liabilities	2,510,468	2,508,778	2,507,089	2,505,400	2,503,710

Comparative Per Share Data

The following table sets forth selected historical comparative share information for Einride historical and Legato III and unaudited pro forma condensed combined per share information of Einride after giving effect to the merger, assuming five redemption scenarios as follows:

●	Assuming No Redemptions: This presentation assumes that no Legato III Public Shareholders exercise redemption rights with respect to the outstanding 20,125,000 Legato III Public Shares, that 553,471 of the 2,400,000 Founder Shares are assigned to one PIPE Investor, and that no remaining Founder Shares subject to forfeiture are forfeited upon consummation of the Business Combination.

●	Assuming 25% Redemptions: This presentation assumes that 5,031,250 of the 20,125,000 Legato III Public Shares are redeemed for an aggregate redemption payment of SEK 503 million, based on an estimated per share redemption price of approximately SEK 100 per share ($10.87) that was calculated based on SEK 2,014 million ($219 million) in the Trust Account as of November 30, 2025, that 553,471 of the 2,400,000 Founder Shares are assigned to one PIPE Investor, and that 461,632 of the remaining Founder Shares subject to forfeiture are forfeited. The 25% redemption scenario is subject to the funds available in the Trust Account.

●	Assuming 50% Redemptions: This presentation assumes that 10,062,500 of the 20,125,000 Legato III Public Shares are redeemed for an aggregate redemption payment of SEK 1,007 million, based on an estimated per share redemption price of approximately SEK 100 per share ($10.87) that was calculated based on SEK 2,014 million ($219 million) in the Trust Account as of November 30, 2025, that 553,471 of the 2,400,000 Founder Shares are assigned to one PIPE Investor, and that 923,264 of the remaining Founder Shares subject to forfeiture are forfeited. The 50% redemption scenario is subject to the funds available in the Trust Account.

●	Assuming 75% Redemptions: This presentation assumes that 15,093,750 of the 20,125,000 Legato III Public Shares are redeemed for an aggregate redemption payment of SEK 1,510 million, based on an estimated per share redemption price of approximately SEK 100 per share ($10.87) that was calculated based on SEK 2,014 million ($219 million) in the Trust Account as of November 30, 2025, that 553,471 of the 2,400,000 Founder Shares are assigned to one PIPE Investor, and that 1,384,897 of the remaining Founder Shares subject to forfeiture are forfeited. The 75% redemption scenario is subject to the funds available in the Trust Account.

●	Assuming Maximum Redemptions: This presentation assumes that all of the 20,125,000 Legato III Public Shares are redeemed for an aggregate redemption payment of SEK 2,014 million, based on an estimated per share redemption price of approximately SEK 100 per share ($10.87) that was calculated based on SEK 2,014 million ($219 million) in the Trust Account as of November 30, 2025, that 553,471 of the 2,400,000 Founder Shares are assigned to one PIPE Investor, and that 1,846,529 of the remaining Founder Shares subject to forfeiture are forfeited. The maximum redemption scenario is subject to the funds available in the Trust Account.

The pro forma book value information reflects the Merger as if it had occurred on December 31, 2025. The weighted average shares outstanding and net (loss) income per share information give pro forma effect to the Merger and the other transactions contemplated by the Business Combination Agreement as if they had occurred on January 1, 2025.

This information is only a summary and should be read together with the selected historical financial information included elsewhere in this proxy statement/prospectus, and the historical audited financial statements of Einride as of and for the year ended December 31, 2025 and the historical audited financial statements of Legato III as of and for the year ended November 30, 2025 that are included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined net (loss) income per share information below does not purport to represent the net (loss) income per share which would have occurred had Einride and Legato III been combined during the period presented, nor net (loss) income per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of the Accounting Predecessor and Legato III would have been had the companies been combined during the periods presented.

			Pro Forma Combined
(SEK in thousands)	Einride (Historical)	Legato (Historical)	Assuming No Redemptions	Assuming 25% Redemptions	Assuming 50% Redemptions	Assuming 75% Redemptions	Assuming Maximum Redemptions
As of and for the Year Ended December 31, 2025
Book value per share(1)	(3.96)	(2.17)	12.37	9.74	6.93	3.91	0.66
Weighted average ordinary shares – basic and diluted	13,801,624	25,799,375	166,137,286	160,644,404	155,151,522	149,658,639	144,165,757
Net (loss) income per share – basic and diluted	(124.74)	3.00	(15.41)	(16.60)	(17.74)	(18.82)	(19.81)

(1)	Book value per share is calculated as (total shareholders’ (deficit) equity excluding non-controlling interest)/weighted average ordinary shares outstanding.

TICKER SYMBOL AND DIVIDENDS

Ticker Symbol and Market Price

The Legato III Units, Legato III Ordinary Shares and Legato III Public Warrants are currently quoted on the NYSE American under the symbols “LEGT U,” “LEGT” and “LEGT WS,” respectively. The closing price of the Legato III Units, Legato III Ordinary Shares, and the Legato III Public Warrants on November 10, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, was $11.48, $11.17, and $1.04, respectively. As of [●], 2026, the record date for the Meeting, the closing price for the Legato III Units, the Legato III Ordinary Shares, and the Legato III Public Warrants was $[●], $[●] and $[●], respectively.

There is currently no public market for the equity securities of Einride. We are applying to list Einride ADSs and Einride Public Warrants on Nasdaq upon the Closing under the ticker symbols “ENRD” and “ENRDW,” respectively.

Dividends

Legato III and Einride have not paid any cash dividends on their equity securities to date and do not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends by Einride in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of Einride and its subsidiaries subsequent to the completion of the Business Combination, and may also be limited by requirements under the laws of Einride’s and its subsidiaries’ respective jurisdictions of incorporation to set aside a portion of their net income in each year to legal reserves. Further, if Einride incurs any indebtedness subsequent to the completion of the Business Combination, its ability to declare dividends may be limited by restrictive covenants it may agree to in connection therewith. Following the completion of the Business Combination, the Einride Board will consider whether or not to institute a dividend policy. It is presently intended that Einride will retain its earnings for use in business operations and, accordingly, it is not anticipated that the Einride Board will declare dividends in the foreseeable future.

RISK FACTORS

If the Business Combination is completed, the combined company will operate in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond its control. You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus or to invest in Einride’s securities.

The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, financial condition, results of operations, prospects and trading price of Einride’s securities following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Legato III and Einride, which later may prove to be incorrect or incomplete. Legato III and Einride may face additional risks and uncertainties that are not presently known to them, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on any such party or on the Business Combination. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, the combined company’s business, financial condition or results of operations could be seriously harmed. If that happens, the trading price of Einride Ordinary Shares or, if the Business Combination is not consummated, Legato III Public Shares, could decline, and you may lose part or all of the value of any Einride Ordinary Shares or Legato III Public Shares that you hold.

Risks Related to Einride

For purposes of this subsection only, unless the context otherwise requires, all references in this section to “Einride,” the “Company,” “we,” “us” or “our” refer to the business of Einride prior to the consummation of the Business Combination, which will be the business of Einride and its subsidiaries following the consummation of the Business Combination.

Risks Related to Our Business

Autonomous and electric truck technologies are emerging and rapidly evolving technologies and involve significant risks and uncertainties, any of which could impede or delay our ability to further scale our business.

Autonomous and electric truck technologies operate in environments where safety and precision are critical. There are a number of challenges in bringing a new and innovative technology to the market, including public perception of the technology and its performance and safety, long development cycles, specialized skills and expertise requirements of personnel, inconsistent and evolving regulatory frameworks, the potential for novel legal claims, and a need to build public trust in the real-world operations of an emerging technology. In addition, autonomous and electric vehicle technology is a rapidly evolving technology and we will need to continue to improve our technology and adapt it for new use cases to further scale our business. If we are delayed in overcoming, or are not able to overcome, these challenges, our commercial prospects, business, financial condition, and results of operations may be adversely affected, and we may not be able to sustain a viable business. Even if we are able to keep pace with changes in technology and develop new features and services, our research and development expenses could increase, and our financial condition could be adversely affected.

In addition, as autonomous and electric vehicle technologies change, we may need to upgrade or adapt our charging stations technology and work with suppliers to introduce new hardware in order to serve vehicles that have the latest technology, in particular battery cell technology, which could involve substantial costs. This could lead us to replace some charging hardware before its expected end of life, resulting in financial costs and reduced return.

Further, we may not succeed at commercial scale, or at all. The successful commercialization of our automated driving system (the “Einride Driver”), intelligence system for fleet management and oversight (the “Control Tower”), digital freight platform (“Saga”), connected manually driven electric vehicles (“CETs”), cab-less autonomous heavy-duty vehicles (the “Autonomous Truck”) and connectivity at scale involves many challenges and uncertainties, including:

●	achieving acceptably safe autonomous performance as determined by us, our customers, government and regulatory agencies, our partners and the general public;

●	continued development of the Einride Driver, Control Tower, Saga, CETs, Autonomous Truck and connectivity, including system design, product features, vehicle integrations and operating domain and geographical expansion, based on the needs of our customers;

●	achieving and maintaining compatibility between our CETs, Autonomous Trucks, connectivity and charging infrastructure;

●	successfully completing system testing, validation, and to the extent required, safety approvals, including with respect to government and regulatory agencies and customer- or partner-specific requirements;

●	detecting and efficiently repairing any software malfunctioning or hardware breakdowns involving the Einride Driver, Control Tower, Saga, charging infrastructure, CETs or Autonomous Trucks, connectivity;

●	maintaining relationships with, and dependencies on third parties, including third-party charging providers, Original Equipment Manufacturers (“OEMs”), third-party suppliers of the component parts of the Einride Driver, Control Tower, Autonomous Truck, connectivity providers, and other technology providers that support our product development and service providers and other third-parties who support our commercialization strategy;

●	preserving our core intellectual property rights and obtaining rights from third-parties for intellectual property that may be critical to our current and future research and development activities;

●	continuing to fund and maintain our technology development activities while scaling our commercial operations; and

●	obtaining or maintaining approvals, licenses, including carrier licenses, or certifications from regulatory agencies, if required.

Any failure to meet or satisfy the foregoing could result in a material adverse effect on our business, financial condition, prospects and results of operations.

Our vehicles may experience malfunctions or breakdowns or need to upgrade or adapt to changing technologies.

When operating, our Autonomous Trucks and CETs are constantly driven or monitored by a human. When our CETs and Autonomous Trucks are not in operation, we emphasize to customers and operating partners, such as carriers, that the vehicles should be parked in a safe location to avoid unauthorized use or access. However, during the course of operations, our CETs and Autonomous Trucks may experience malfunctions or breakdowns, including, for example, with respect to steering pumps, fire alarms and rear axles. In particular, our CETs have experienced a higher number of breakdowns and an increased need for planned and unplanned maintenance compared to internal combustion engine (“ICE”) vehicles. These malfunctions could cause accidents, which could result in personal injury and/or property damage. To mitigate any such malfunctions or breakdowns, we have entered into repair and maintenance agreements with OEMs, dealers and independent contractors, pursuant to which these third-parties, who are equipped with the necessary tools and high voltage competence, provide us with aftersales support such that we can uphold our commitments towards our customers. Despite our efforts, we have, in certain situations, experienced delays in bringing CETs back into operation, partly due to long lead times for spare parts, as compared to ICE vehicles, and a lack of high voltage technicians in the workshops.

We have a history of net losses, and we may not achieve or maintain profitability in the future.

We have a history of net losses. During the 12 months ended December 31, 2025 and 2024, we incurred net losses of approximately TSEK 1,721,676 and TSEK 967,611, respectively, and we expect to incur losses in the future for a number of reasons. We intend to continue making investments in our business, both in respect to further scaling the Freight-Capacity-as-a-Service (“FCaaS”) offering with our commercial Autonomous Trucks, CETs and charging infrastructure as well as the Software-as-a-Service (“SaaS”) offerings through the Einride Driver and Einride Platform, as well as building out our network of charging stations. We may, however, be required to change our business strategy and focus on new areas, which could require additional capital and thus adversely impact our profitability. In addition, we may experience periods of high cash spend during lengthy trial periods with customers. The investments and the scaling of the business may take longer than we currently expect, be smaller than currently estimated, or may never occur. We expect such investments will include continued investments in sales and marketing, development of new product features, infrastructure and hardware, expansion of our operations, and general and administrative functions, including legal, regulatory, compliance, security, and accounting expenses related to our business. These investments may not result in increased revenue or growth in our business and may contribute to future losses. We have incurred, and expect to incur in the future, losses as a result of unexpected expenditures or costs and the other risks described in this “Risk Factors” section. If we are unable to successfully address these risks as we encounter them, our business, financial condition, results of operations and prospects may be adversely affected.

Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.

Einride was founded in 2016 in Sweden and has since then been focused on developing digital, electric and autonomous road freight technology solutions. We launched our Autonomous Truck prototype in 2017 and conducted its first operations on public roads in Europe in 2019. In 2022, we launched a pilot program with the Autonomous Truck in the United States and were granted the necessary permits to further scale our operations. Our E.U. and U.S. daily customer operations with the Autonomous Truck began in 2024 and 2023, respectively. In 2020, we launched initial customer CET deployments in Sweden. Since that time, we have expanded our operations to the following countries: the United States in 2022, Germany in 2022, Norway, the Netherlands and the United Kingdom in 2023 (ended operations in the United Kingdom in July 2025) and the United Arab Emirates and Austria in 2025. In 2020, global OEMs, such as Mercedes and Scania, did not offer electric manually driven heavy-duty trucks at scale, which led us to work with a third-party partner who worked with new diesel-powered, heavy-duty vehicles and converted them into electric heavy-duty vehicles. Today, global OEMs have entered the electric heavy-duty vehicle market and produce such at scale, allowing us to source the manually driven electric heavy-duty vehicles directly from the OEMs, or their dealers, and we have phased out the usage of the retrofitted vehicles.

Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter. Risks and challenges we have faced or expect to face include our ability to:

●	successfully commercialize our business at scale, including by executing on our Joint Business Plans (“JBPs”) with customers and converting them into long-term operational contracts;

●	design, develop, test, and validate the Einride Driver, Control Tower and Autonomous Truck for the variety of commercial applications and environments in which we plan to deploy driverless technology, such as on-highway and off-highway operations, rural applications, port applications, industrial applications, and defense applications;

●	produce and deliver our technology, including Saga and the Einride Driver, at an acceptable level of safety and performance;

●	properly price our solutions and services;

●	plan for and manage our costs;

●	hire, integrate, and retain talented people;

●	forecast our revenue as well as budget for and manage our expenses;

●	attract new partners and customers and retain and expand our deployment with existing partners and customers;

●	navigate an evolving and complex regulatory environment;

●	industrialize our autonomous freight solutions at scale in collaboration with third parties, and manage our supply chain and supplier relationships, including any tariff-related impacts on our supply chain;

●	anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

●	maintain and enhance the value of our reputation and brand;

●	effectively manage our growth and business operations, including the impacts of unforeseen market changes on our business;

●	develop and protect intellectual property; and

●	successfully develop new features, applications, and services to enhance the experience of our customers.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above, as well as those described elsewhere in this section entitled “Risk Factors,” our business, financial condition, and results of operations and prospects may be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they may be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. We use assumptions regarding these risks and uncertainties to plan and operate our business. If our assumptions are incorrect or change, or if we do not address these risks successfully, our results of operations may differ materially from our expectations and our business, financial condition, results of operations and prospects may be adversely affected.

Our future business depends in large part on our ability to continue to develop and successfully commercialize our autonomous and electric freight solutions and offerings. Our Einride Driver, Control Tower and Autonomous Truck technology may have a limited range of functionality, and technology development and commercialization may take us longer to complete than we currently anticipate.

Customer operations of Autonomous Trucks, CETs and their surrounding ecosystems require that we meet very high reliability standards for safety, performance and uptime. We may be unable to release new features or customize solutions that meet our intended commercial use cases or customer requirements in a timely manner or at all, and therefore experience more limited monetization of our technology.

The Einride Driver, Control Tower and Autonomous Truck can operate in a range of pre-defined operational design domains (“ODDs”). If (i) we do not find sufficient commercial traction within those pre-defined ODDs, or (ii) technological development to expand to new ODDs takes longer than currently projected, then our commercial competitiveness, prospects, business, financial condition, results of operations and prospects may be adversely affected.

The success of our commercialization at scale is heavily dependent upon the success and competency of Saga. Saga is our all-encompassing digital freight platform that features a suite of powerful applications for end-to-end electric and autonomous freight. Saga enables customers to optimize their road freight transport and charging planning through artificial intelligence (“AI”) and machine learning (“ML”) algorithms. If we fail to successfully integrate Saga into our offerings, or if Saga has limitations that adversely impact the functionality of our CETs and Autonomous Trucks, our ability to scale our operations will be impeded and our business, financial condition, results of operations and prospects may be adversely affected.

Further, technological development or commercialization at scale has taken longer than initially anticipated in the autonomous vehicle industry. While we have successfully launched operations with the Autonomous Truck in an off-highway setting, it may take us more time than anticipated to expand our safety case for driverless operations for on-highway scenarios, to scale across our areas of operations, or to establish and grow our existing or future customer or partner relationships. Our ability to further develop, deliver and commercialize our offering and utilize CETs, Einride Driver, Control Tower, Saga, Autonomous Truck, connectivity and charging infrastructure at scale to support or perform autonomous and electric freight operations is still largely unproven. As we continue to scale, we will need to develop and ensure that our technology and software have the requisite functionality and capacity to process new data sources and perform efficiently as we increase the number of vehicles on the platform. Any failure to meet our technological and commercialization objectives may adversely affect our business, financial condition, results of operations and prospects.

The Einride Driver, Control Tower, Saga and Autonomous Truck may not be accepted and adopted by the market, the public, regulators or other stakeholders at the pace we expect or at all.

Autonomous and electric truck technology is still nascent and is neither generally understood nor universally accepted. We are at risk of adverse publicity which may result in decreased customer demand for, public acceptance of, or increased regulatory concerns regarding our technology. If we cannot gain sufficient trust in our technology, we may be unable to commercialize to scale as intended. For example, we may experience adverse publicity or media reports that argue autonomous technology is replacing human jobs or disrupting the economy. Labor unions may also raise concerns about autonomous truck safety, displacing drivers or otherwise negatively affecting employment opportunities for their members. This has in the past resulted in, and could in the future result in, negative publicity or lobbying efforts to local, state, and federal authorities in the countries where we currently operate or are planning to operate in the future. Such negative publicity, media attention, or the activities of labor or other interest groups may cause current and future partners or customers to limit or terminate their business with us, which may impact our ability to grow our business.

As the market for autonomous and electric vehicle technology develops, the differences in the approaches of Einride and others may become more widely known to suppliers, insurers, regulators, and others. Until these distinctions are clearly understood and acknowledged, the actions of a single market participant may be attributed to the industry as a whole. Consequently, negative actions or inaction by any third party, could prompt suppliers, insurers, regulators, and other stakeholders to decline or discontinue interactions or business relationships with the autonomous vehicle industry broadly, including Einride. In addition, commercialization of autonomous vehicle technology is currently generally limited to pilot deployments, which we and other competitors are currently performing. As a result, there is currently a lack of clearly established customer use cases for this novel technology.

If the market does not accept and adopt our services and technology at the pace we expect or at all, it may adversely affect our business, financial condition, results of operations and prospects.

Our success is contingent on our ability to successfully execute our FCaaS and SaaS offerings, including by maintaining, managing, executing, retaining, and expanding our existing customer relationships and obtaining new customers.

Under our FCaaS offering, we provide a transport service based on technologies that span electric and/or autonomous vehicles, digital freight software and charging infrastructure, whereas under our SaaS offering, we provide the software which the customer, and owner operators, then integrate into their own hardware, and fleet of vehicles, to run the freight operations. Currently, all our operations are under the FCaaS offering but as we continue to grow, we intend to scale the SaaS business further. Any failure to successfully maintain, manage, execute, retain, and expand these existing customer relationships and obtain new customers operating under our FCaaS model and/or SaaS offering may adversely affect our business, financial condition, and results of operations.

In addition, customers may be less likely to adopt our solutions if they are not convinced that our business will succeed or that our operations and technology will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among partners, customers, suppliers, and other parties in our solution, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control. Such factors include our limited operating history, lack of customer familiarity with our technology, any delays in scaling deployments, delivery and service operations to meet demand, competition, uncertainty regarding the future of autonomous vehicles compared with market expectations, market acceptance of the Business Combination and autonomous vehicle technology and our ability to raise capital.

For our business to be financially successful, we will need to enter into additional long-term contracts and commercial arrangements on acceptable terms with new and existing customers. In the event we are not able to enter into such contracts, we may not be able to scale our FCaaS and/or SaaS offerings in the timeframe anticipated, or at all. This could have an adverse effect on our business, financial condition, and results of operations.

Any failure to commercialize our solutions at scale may have an adverse effect on our business, financial condition, results of operations and prospects.

As part of our scaling efforts, we may encounter considerable challenges in entering new markets and undertaking sales and marketing activities, many of which are beyond our control. The likelihood of our success must be considered in light of these potential risks, expenses, complications, delays, and the competitive environment in which we operate. Consequently, there is substantial uncertainty that our business model will prove successful and sustainable. We may not be able to generate significant revenue or achieve profitability. In addition, any failure to commercialize our solutions within our projected timelines may adversely affect our business, financial condition, results of operations and prospects. Any investment in us is therefore highly speculative and may result in the loss of your entire investment.

We rely on a limited number of customers for a portion of our revenue. The loss of, or a reduction in our commercial relationship with, any of those customers may adversely affect our business, financial condition, results of operations and prospects.

A portion of our revenue has been generated from a limited number of customers, and we expect that to continue in the near term. For example, for the years ended December 31, 2025 and 2024, revenue from our five (5) largest customers, in the respective periods, amounted to SEK 197.8 million and SEK 193.3 million, accounting for 43% and 50%, respectively, of our revenues in such periods.

As we continue to scale our business, the composition of our significant customers may vary. We believe our business, financial condition, and results of operations for the foreseeable future will continue to depend on the deployment of Einride’s technologies and services. Consequently, our financial results may fluctuate significantly from period to period based on the actions of one or more significant customers. A customer may decide not to contract with us for reasons that we cannot anticipate or control. Those reasons could relate to the customer’s financial condition, changes in their business strategy or operations, changes in technology, the introduction of alternative competing products, or the perceived quality or cost-effectiveness of Einride’s offerings. Our customers may not perform as well as their competitors, which may cause them to delay or reduce the amount of business they do with us, which may in turn impact our business, financial condition, results of operations and prospects. Customers’ individual or aggregate needs may decline due to a number of factors, including supply chain challenges and macroeconomic conditions. Our agreements with customers may be cancelled, including for reasons outside of our control. In addition, our customers may seek to renegotiate the terms of agreements or renewals, or choose not to renew or expand agreements. Also, our initial sales cycles with larger global customers can result in us expending substantial time, effort and resources in our sales efforts without any assurance that our efforts will generate contracts or revenue. In particular, the negotiation and procurement of defense contracts are often multi-year processes, and our commercial customers are typically large enterprises where sales cycles occur on lengthy timelines of nine to twelve months. Further, during the course of long-term contracts with customers, we may experience unforeseen cost increases and/or operational issues that may result in a decrease to our expected profit margins. The loss of or a reduction in sales or anticipated sales to any customer, or to our margins, or our inability to attract new significant customers and partners may adversely affect our business, financial condition, results of operations and prospects.

Autonomous and electric vehicle technology, as well as charging infrastructure and battery packs, present the risk of significant injury, including fatalities. Any incidents with our technologies, hardware or charging infrastructure could cause us to be subject to product liability claims that may result in significant direct or indirect costs and could adversely affect our brand image in our markets, all of which may adversely affect our business, financial condition, results of operations and prospects.

Autonomous and electric vehicle technology present the risk of significant injury, including fatalities. As a result, autonomous and electric vehicle technology developers, such as Einride, are all held to extremely high safety standards as we trial, deploy and prove out the reliability of the technology. Recently, multiple autonomous vehicle companies (e.g., Cruise, Uber ATG and TuSimple) have shut down or suspended programs as a result of a single publicized crash or incident. In the event that an Einride Autonomous Truck is involved in a collision or incident that results in significant injury, fatalities or significant property damage, we may be forced to terminate or suspend part or all of our programs, which could materially and adversely affect our business, financial condition, results of operations and prospects. Even if the collision or incident is the fault of a third-party, case studies from certain failed autonomous vehicle companies show that any negative publicity related to the quality or safety of autonomous vehicle technology can be fatal for an autonomous vehicle company.

Also, the battery packs in our Autonomous Trucks and CETs, as well as our charging stations, are susceptible to overheating and can potentially catch fire, which could lead to lawsuits, product recalls or redesign efforts, all of which would be time-consuming and expensive. Negative public perceptions regarding the suitability of battery packs or charging stations for automotive or autonomy applications or any future incident involving battery packs or charging stations, such as a fire, even if such incident does not involve our offerings, could seriously harm customers’ confidence in our offerings.

Furthermore, electric heavy-duty vehicles, such as our Autonomous Trucks and CETs, are powered by systems with higher voltages, as compared to conventional ICE vehicles. These high voltage systems involve enhanced risks of electrical shock, serious injury or death in the event an individual makes direct contact with, for example, high-voltage components or damaged wiring. Electric heavy-duty vehicles are also much quieter than the ICE equivalent, which poses a potential risk to pedestrians, cyclists, and visually impaired people who may rely on engine noise as a warning of an approaching vehicle. Finally, electric heavy-duty vehicles may be heavier than their ICE vehicle counterparts due to, for example, additional weight from the batteries. This may lead to more severe damage in the case of a collision, and longer stopping distances.

In addition, collisions and incidents, including those caused by errors or defects in our products, may make us liable for damages and result in legal claims. Any negative publicity related to the perceived quality of our technology may further affect our brand image across all business units, impacting customer demand, and regulator and public trust. Also, liability claims may result in litigation, including class actions, the occurrence of which may be costly, lengthy and distracting to management and may adversely affect our business, financial condition, results of operations and prospects. Further, Einride directors, executives, management, or staff may be subject to criminal actions in cases of severe negligence following an incident.

Collisions or incidents caused by errors or defects in our products may cause us to incur significant costs to correct such issues, potentially including product recalls, operational suspensions, permit revocation and withdrawal from certain markets. With respect to our technology, a collision or incident may be caused by an autonomous vehicle’s failure to react in a manner that a human driver would. Any product recall or material incident in the future may result in adverse publicity, damage our brand and reputation and may adversely affect our business, financial condition, results of operations and prospects. In the future, we may voluntarily or involuntarily initiate a recall if any vehicles powered by our technology prove to be defective. Such recalls involve significant expense and diversion of management attention and other resources, which may adversely affect our brand image in our target markets, as well as our business, financial condition, results of operations and prospects.

Once we scale our commercial operations, we may be required to obtain additional specialized insurance, which may not be available to the capacity or on the terms that we require to achieve the economics we expect. Further, any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, our customers and partners may become subject to claims as a result of such accidents and bring legal claims against us. Any of these events may adversely affect our brand, relationships with customers and partners, business, financial condition, results of operations and prospects.

Our digital freight platform Saga, CETs, charging infrastructure, Einride Driver and Autonomous Trucks or connectivity solution may not function as intended due to flaws or errors in our software, hardware, and systems, product defects, or due to human error, which may adversely affect our business.

Our technology and integrated hardware are highly technical and complex and may contain undetected flaws, errors or vulnerabilities that may adversely affect our business, particularly to the extent such flaws, errors or vulnerabilities are not detected and remedied quickly. Certain errors or defects in our solutions may only be discovered after they have been tested, commercialized, and deployed. We have from time to time found defects and errors in our software and hardware, internal systems, manual processes, and technical integrations with third-party systems, including as a result of updates to our software, hardware and systems. Additionally, new errors or vulnerabilities may be introduced in the future. In connection with any such defects or errors, we may also face government inquiries or investigations, recalls and litigation, including with respect to personal injury or property damage. As a result of such defects or errors, we may incur additional costs or expenses to remediate the issues. We rely on component and product suppliers to manufacture and/or assemble components incorporated into our hardware and software solutions. As a result, our control over production and distribution is limited, and it is uncertain what effect such diminished control may have on the quality of our offerings. If there are defects in the manufacture of our hardware and software components, we may face similar negative publicity, investigations, and litigation, and we may not be fully compensated by our suppliers for any financial or other liability that we suffer as a result. As our business grows in size and complexity, these risks may increase.

In our commitment to continuous improvement, we may also provide frequent software updates, functional enhancements, and incremental releases for our solutions. Frequent updates, while intended to improve the service, may inadvertently introduce software bugs, errors, or other performance issues. Generally, by releasing smaller incremental updates, these bugs and errors are typically smaller in size. Furthermore, certain features of our platform utilize machine learning models which are inherently probabilistic and statistical in nature. These models may produce inaccurate or unexpected outputs, particularly when encountering data patterns or scenarios not present in their training data. The solutions we provide are designed to process complex environments and control complex components, all with high data loads and fast processing speeds. Any errors, data leaks, security breaches or incidents, disruptions in services or other performance problems with our solutions caused by external or internal actors may hurt our reputation and damage our and our partners’ and customers’ businesses. Also, we may experience disruptions in network services or a lack of network coverage in jurisdictions in which we operate. Any such incident may disrupt the proper functioning of our solutions, cause a delay in or disruption to cargo deliveries, result in loss or unavailability of, unauthorized access to, or disclosure of, proprietary, confidential or otherwise sensitive data of us or our customers, or other destructive outcomes. Moreover, errors in our hardware or software design or manufacture may cause product safety issues. Any of the foregoing issues may lead to product recalls, result in costly and time-consuming efforts to redesign and redistribute our products, give rise to regulatory inquiries and investigations, and result in reimbursement obligations, lawsuits and other liabilities and losses, any of which may adversely affect our business, financial condition, results of operations and prospects.

Any flaws or misuse of our technology, whether actual or perceived, intended or inadvertent, by us or third parties, may adversely affect our business, financial condition, results of operations and prospects.

Our technology is in the early stages of development and will continue to evolve. Similar to many innovations, our technology presents risks and challenges. Some of those risks and challenges include potential misuse by third parties which negatively impact public confidence, violate applicable laws and regulations, or undermine safety. Such misuse may affect customer perception, public opinion, and the views of policymakers and regulators and result in decreased adoption of electric and autonomous technology. While we have adopted a series of measures to prevent misuse of our technologies, we cannot assure you that any of our existing and future measures will be sufficient, effective, or that our technologies will not be misused or applied in a way that is inconsistent with our intention or public expectations.

Furthermore, any inappropriate or abusive usage of our technology, whether actual or perceived, intended or inadvertent, and whether by us or by third parties, or flaws or deficiencies in autonomous and electric vehicle technology, actual or perceived, in our solution or those of our competitors, may impair the general acceptance of electric and autonomous technology by society, attract negative publicity and adversely affect our reputation, violate applicable laws and regulations. Any such misuse could subject us to legal or administrative proceedings, pressures from stockholders and/or labor organizations, and other public interest groups or heightened scrutiny by regulators. Each of the foregoing events may adversely affect our business, financial condition, and results of operations and prospects.

In addition, if Saga or the Einride Driver is not easy to use by our customers or operational partners, then the rate of adoption of our technology may be slower than what we anticipate. While we have designed Saga and the Einride Driver to be user friendly, any complexity or difficulties with respect to user interface or user experience may lead to user error or frustration, which could in turn lead to users ceasing to use the digital freight platform or automated driving system in its entirety.

Unauthorized control or manipulation of systems related to our electric heavy-duty vehicles (both manually driven and autonomous), as well as our energy and charging infrastructure, may cause them to operate improperly or not at all, or compromise their safety and cybersecurity, which may result in loss of confidence in us and our solutions and adversely affect our business, financial condition, results of operations and prospects.

There have been reports of vehicles and their surrounding ecosystem being “hacked” thereby granting access to the vehicles and the supporting infrastructure to unauthorized persons. Einride’s product portfolio, including the Einride Driver-powered autonomous vehicles, the CETs, the charging infrastructure and the integrated digital freight platform, contains complex information technology networks and systems and is designed with built-in data connectivity. We have implemented, and continue to implement, measures intended to prevent unauthorized access to the information technology networks and systems in our product portfolio; however, hackers or unauthorized third parties may attempt to gain unauthorized access to modify, alter, or use such networks and systems to gain control of, or to change, the functionality and performance characteristics of our products, or access data stored in or generated by us or our solutions. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, there can be no assurance that we will be able to anticipate, or implement adequate measures to protect against, these attacks. Any such incidents may result in unexpected control of or changes to the vehicles’, or the charging infrastructure’s, functionality and safe operation and may result in legal claims or proceedings against us and negative publicity, which may adversely affect our brand and reputation, business, financial condition, results of operations and prospects.

In the case of our Autonomous Trucks, connectivity is fundamental to the operation of the vehicles as the vehicles are operated by software. While it is improbable that an adverse actor would possess both sufficient knowledge and ability to remotely take over and control an Autonomous Truck, the Autonomous Truck, Control Tower and supporting cloud and connectivity infrastructure present a broad attack surface to adversaries. This makes the Autonomous Truck vulnerable to denial-of-service type attacks, as a failure in our continuously connected infrastructure would most likely result in the widespread unavailability for our vehicles. Einride takes reasonable precautions to secure its Autonomous Truck’s connected infrastructure building upon industry standards and best practices, but cannot guarantee that its countermeasures and resilience work will be sufficient to guard against all deliberate attacks.

Our brand and reputation may be harmed by negative publicity or safety and other concerns regarding the digital freight platform, CETs, Einride Driver, the Autonomous Truck, connectivity solution, charging infrastructure and our company. Failure to maintain, protect and enhance our brand may limit our ability to expand or retain our customer base, which may adversely affect our business, financial condition, results of operations and prospects.

We must maintain and enhance our brand identity and reputation and increase market awareness of Einride’s technologies, services and our company. The successful promotion of our brand will depend on our efforts to achieve widespread acceptance of our technology and solutions, as well as to attract and retain customers. We also need to maintain our current market leadership and successfully differentiate our technology and solutions from our competitors. These efforts require substantial expenditures and management attention. We anticipate that those expenditures will increase as our market becomes more competitive, and as we expand our operations. These investments in brand promotion and market leadership may not yield increased revenue in amounts that offset the increased expenses we incur, or at all, or may require investment of substantial management time. Our brand value and reputation also depend on our ability to provide safe, secure and trustworthy solutions, address customer needs, and protect and use our customers’ and partners’ data in a manner that meets their expectations. Any safety or security incidents or the reporting or perception that they have occurred could result in legal claims or proceedings, regulatory inquiries, investigations and other proceedings, or negative publicity, any of which could harm our reputation or our brand. Damage to our reputation and loss of brand equity may reduce demand for our solutions, cause us to lose customers, and require additional resources to rebuild our reputation and restore the value of our brand, which may adversely affect our business, financial condition, results of operations and prospects.

From time to time, we may receive negative publicity, including negative comments on social media platforms or through traditional media about our company, our business, our directors and management, our brand, our technology and solutions, our workforce impacts, our suppliers, our customers or other business partners. This negative publicity may be the result of malicious harassment or unfair competition acts by third parties. We could become subject to government or regulatory investigation as a result of such third-party conduct. We might also be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct. We may be unable to refute the claims within a reasonable period of time, or at all. Any such negative publicity could negatively impact our brand and reputation, and may adversely affect our business, financial condition, results of operations and prospects.

We operate in a highly competitive market and some market participants have substantially greater resources. If we are unable to compete effectively, our business, financial condition results of operations and prospects may be adversely affected.

The markets in which we operate are highly competitive and are characterized by rapid technological change. Our future success will depend on our ability to further scale our commercial operations and adoption of our solutions in a timely manner to stay ahead of existing and new competitors. Several companies, including Kodiak Robotics, Aurora Innovation, Bot Auto, Waabi, Torc and PlusAI, are investing heavily in building autonomous vehicle technology. These companies compete with us directly and indirectly by offering autonomous vehicle technology for the same or similar use cases. In addition, we compete with various companies in the electric trucking and vehicle charging industries who have been in the market longer than we have. We also compete with trucking companies for the services of carriers and owner operators. Customers may be reluctant to switch to our solutions due to their often long-standing relationships with their existing road transport partners. If our competitors, including those mentioned above, develop superior technology or transport service capabilities, or are perceived to have better technology or transport service capabilities, they may capture market opportunities and establish relationships with customers and partners that might otherwise have been available to us. Further, certain of our competitors have greater financial, marketing, R&D, and other resources than we do, and in certain circumstances are supported by large multinational corporations. In the event that one or more of these competitors broadly commercializes their technology before or more successfully than we do, our business, financial condition, results of operations and prospects may be adversely affected.

It is possible that Einride’s unit economics do not materialize as expected, which may adversely affect our business, financial condition, results of operations and prospects.

Our business model is predicated on the deployment and success of our FCaaS and SaaS offerings. Our turnkey FCaaS offering provides customers with a fully electric service comprised of Einride’s Autonomous Truck, CETs sourced from leading OEMs, such as BYD, Scania, and Daimler, operational planning software that allows for efficient deployment of electric, digital and autonomous freight solutions, and charging infrastructure strategically deployed to enable cost efficient electric operations, while under our SaaS offering we expect to provide customers with the vehicle agnostic Einride Driver and the Einride Platform that can be integrated into customer hardware to run their freight operations. We may not be able to achieve the unit economics that were provided to Legato III for use in its overall evaluation of Einride and discussed further under “Proposal One — The Business Combination Proposal” for multiple reasons, including:

●	customer demand;

●	costs associated with operations, including increases in capital expenditures as more vehicles are deployed;

●	our ability to maintain functionality and quality as the utilization of the fleet increases;

●	our ability to attract and retain customers;

●	our ability to contract with third party suppliers, such as carriers, insurers, trailer rental providers, and service partners;

●	speed of customer adoption;

●	competitive and pricing pressures; and

●	the actual terms of customer contracts.

Our technology is new and market pricing is still being determined. Additionally, increased competition may result in pricing pressure and reduced margins. This could impede our ability to increase the revenue we obtain from deployment of the FCaaS and SaaS offerings or cause us to lose market share, any of which may adversely affect our business, financial condition and results of operations. Unfavorable changes in any of these or other factors that impact the unit economics, many of which are beyond our control, may adversely affect our prospects, business, financial condition and results of operations, as well as the accuracy of our reporting.

We may experience difficulties in managing our growth and expanding our operations.

We expect to experience significant growth in the scope and nature of our operations and commercial deployments. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, compliance programs, and business processes. We are currently in the process of strengthening our compliance programs, including in relation to cybersecurity, privacy and anti-corruption laws and regulation. We may also need to reduce our reliance on manual operations in the areas of billing and reporting and make certain other improvements to support our complex arrangements and the policies governing revenue and expense recognition for our future operations. We may not be able to implement improvements in an efficient or timely manner. We may also discover deficiencies in existing controls, programs, systems and procedures, which may have an adverse effect on our business, financial condition and results of operations as well as the accuracy of our reporting. See the risk factor titled “We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain an effective system of internal control over financial reporting when we are subject to compliance with the Sarbanes-Oxley Act of 2002, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.”.

The relative competitiveness of battery electric vehicles on a general market level does not currently favor the transition to electric transport and thus will challenge our ability to scale the FCaaS and SaaS offerings.

The competitiveness of battery electric vehicles (“BEVs”) and ICE vehicles is generally measured by the total cost of ownership of the vehicle, which factors vehicle pricing, subsidies and regulation, maintenance cost, and the relative cost of fuel and electric energy. Any change of these factors in favor of ICE technology could materially impact the adoption rate of BEV technology and thus, our relative competitiveness. Further, a disparity in fuel costs, which are largely influenced by geopolitical and public policy factors, where the price of electricity is greater than the price of diesel, could adversely impact our ability to compete with ICE vehicles. Also, increases to the prices of batteries used in BEVs, due to supply shortages or increases to the prices of raw materials used in the manufacturing of batteries, may result in an increase to the cost of BEVs. Any such cost increases could adversely impact our results of operations and financial condition.

In addition, the energy transition across sectors puts, and may continue to put, a significant strain on the electricity grid turning it into a potential bottleneck especially as the adoption of electric cars and trucks further accelerates. This potential lack of grid capacity might delay the adoption of electric trucks, make it more expensive or even render it impossible in certain locations.

Our business is subject to risks associated with the price of electricity, which may hamper our profitability and growth.

We obtain electricity for our own charging stations through contracts with power suppliers or through direct sourcing on the market from producers. In most of the countries in which we operate, there are many suppliers that can offer medium or long-term contracts that can allow us to hedge the price of electricity. However, market conditions may change, triggering fluctuations and global increases in the price of electricity. For example, the price of electricity is generally higher in the winter due to higher electricity demands, and may be affected by other external factors such as climate changes, acts of God, wars or global crises. While these costs could be passed on to most of our customers, increases in the price of electricity could adversely impact our growth and financial results. In addition, general increases in electricity pricing will increase the price of charging, which could impact demand and hamper the use of public charging by customers, thus decreasing the number of charging sessions on our charging stations and adversely impacting our profitability and growth. Similarly, a relative increase in electricity prices compared to diesel could make our electric transport offering less attractive if the cost of operations would be higher than that of an equivalent diesel based service. Furthermore, competitors may be able to source electricity on better terms than we do, which may allow those competitors to offer lower prices for charging, which may also decrease the number of charging sessions on our charging stations and adversely impact its profitability and growth.

We are dependent on the availability of grid capacity at our current and future charging sites. Delays and/or other restrictions on the availability of power, such as due to power outages, would adversely affect our business and results of operations.

The operation and development of our charging points are dependent upon the availability of sufficient grid connection capacity, which is beyond our control. Our charging points are affected by problems accessing electricity sources, such as planned or unplanned power outages. In the event of a power outage, we will be dependent on the grid operator, and in some cases the site host, to restore power for our charging solutions or to unlock grid capacity. Any prolonged power outage or limited grid capacity could adversely affect customer experience and our business and results of operations.

Our charging points may be exposed to vandalism, theft with respect to cables or other parts, or misuse by customers and other individuals, increasing wear and tear of the charging equipment. Such increased wear and tear could shorten the usable lifespan of the chargers, adversely impact the availability of charging equipment and require us to increase our spending on replacement and maintenance costs.

Our charging infrastructure business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as we expand our charging networks.

Installations of our chargers and other associated hardware are typically performed by third party contractors, either at our own operated charging sites or at the customers’ and/or carriers’ sites. The installation of charging stations at a particular site is generally subject to oversight and regulation in accordance with national and local laws and regulations relating to building codes, safety, environmental protection and related matters, and typically requires various local approvals and permits, such as grid connection permits that may vary by jurisdiction. In addition, building codes, accessibility requirements or regulations may hinder charger installation due to potential increased costs to the developer or installer in order to meet such requirements. Meaningful delays or cost overruns may impact our ability to timely deploy our solutions to customers in certain cases and/or impact customer relationships, either of which could impact our business and profitability.

Contractors may require that we or our customers obtain licenses in order to perform their services. Furthermore, additional rules on working conditions and other labor requirements may result in more complex projects with higher project management costs. If these contractors are unable to provide timely, thorough and quality installation-related services, we could fall behind its construction schedules which may cause our customers to become dissatisfied with our charging network and solutions, and may result in delayed deployment of our FCaaS offering with customers. As the demand for public fast and ultra-fast charging increases and qualifications for contractors become more stringent, we may encounter shortages in the number of qualified contractors available to complete all of our desired new charging stations and their maintenance.

Our inability to plan and manage our costs may adversely affect our business, financial condition, and results of operations.

As we grow, we expect our expenses to increase. In order to become a profitable business, we must continuously execute initiatives to optimize supporting cost components such as autonomous and manually driven truck systems maintenance, general maintenance and service for vehicles and charging infrastructure, cloud storage, connectivity, facilities, operations and personnel costs. In addition, we must manage hardware costs by engineering cost-effective designs for our platform components, achieve adequate scale, manage tariffs, and finalize hardware specifications while enabling continued software improvements. We will also incur additional costs as a result of being a public company. Planning for and managing costs will require significant coordination with our stakeholders such as suppliers, partners, and customers. We may not adequately plan for or achieve adequate cost management as expected or at all, which may adversely affect our business, financial condition and results of operations.

Recent and further changes in the tariff and trade policies of the United States or of other countries could increase manufacturing costs, decrease demand for our offerings and solution, disrupt supply chains, or otherwise adversely affect our business and financial condition.

There is currently significant uncertainty about the future relationship between the United States and its trading partners with respect to trade policies, tariffs, and similar policies affecting cross-border operations. The U.S. government has made, and continues to make, significant changes in U.S. trade policy, specifically tariffs, and may continue to take future actions that could negatively impact our business. The U.S. government recently escalated tariffs on the import of goods from most U.S. trading partners. For example, since February 2025 to the present, the United States has imposed additional 10-35% fentanyl-related tariffs on certain goods from China, Canada, and Mexico with exceptions for items qualifying for duty-free treatment under the U.S.-Mexico-Canada Agreement (“USMCA”). The U.S. government has also implemented tariffs under Section 232 of the Trade Expansion Act of 1962, as amended, various items based on a finding that certain imports threaten to impair U.S. national security, including but not limited to certain articles of steel and aluminum (currently 50%); passenger vehicles, trucks, and automotive components (currently 25%); and articles of copper (currently 50%). In addition, the U.S. Department of Commerce has initiated investigations under Section 232 of the Trade Expansion Act of 1962, as amended, into additional products, including semiconductors and related manufacturing equipment, processed critical minerals, and derivative products; when these investigations are complete, the U.S. government may decide to levy additional tariffs on such products. The U.S. government has also imposed, increased, or maintained tariffs under Section 301 of the Trade Act of 1974 of 7.5%-100% on certain commodities from certain U.S. trading partners, most prominently China and Brazil. Since April 2025 to the present, the U.S. government has also imposed additional reciprocal tariffs of between 10%-125% on imports from most U.S. trading partners, with certain products exempt from these reciprocal tariff measures, including but not limited to items subject to Section 232 tariffs and certain semiconductors, computers, and other products derivative of critical minerals. However, the scope of these tariffs and exclusions is subject to change. The recent changes in tariff and trade policy underscore the uncertainty regarding the future relationships between the United States and its trading partners.

In response to these and other U.S. trade measures, China, Canada, and other affected countries have taken retaliatory actions to respond. Such actions include the imposition of retaliatory tariffs on imports of products of U.S. origin, the imposition of export controls on a wide array of products (including rare earth metals and other critical minerals), as well as other actions. The trade and tariff policies of the United States and other countries are currently fluid and subject to further changes.

These and future changes to trade policy and tariffs globally could negatively impact our business. While we plan to obtain components from multiple sources whenever available and desirable, some of the components used in our hardware and technology are currently purchased from a single or limited number of suppliers. Thus, while we will make efforts to mitigate the impacts of escalated tariffs on our business, we may be unsuccessful in fully mitigating these effects, or unable to do so at reasonable cost. Recent increases in the tariffs imposed by the United States or other countries may:

●	have an uncertain effect on the manufacture of our hardware, materials, components and charging infrastructure, including affecting the availability of such items;

●	affect the prices at which our hardware, materials, components and charging infrastructure may be obtained;

●	result in customers delaying orders pending additional certainty in the tariff landscape; and

●	may have other effects. Should the trade relationships between the relevant countries remain strained or worsen, our business, liquidity, financial condition, and/or results of operations may therefore be materially and adversely affected.

We depend on the experience and expertise of our senior management team, engineers, and certain other key employees. The loss of any executive officer or key employee, or the inability to identify, recruit and retain qualified employees in a timely manner, may adversely affect our business, financial condition and results of operations.

Our success depends largely upon the continued services of our executive officers, engineers, and certain other key employees. We rely on our executive officers, engineers, and key employees in the areas of business strategy, research and development, marketing, communications, sales, services, and general and administrative functions. In addition, we compete for talent with other companies, including companies that are larger and have greater resources than we do. Competition for talent in the autonomous vehicle, CET, charging infrastructure, connectivity and AI industries is intense and often leads to increased compensation and other personnel costs. In addition, our compensation arrangements, such as our equity award programs, may not always be successful in attracting new employees and retaining and motivating our existing employees. Our continued ability to compete effectively depends on our ability to attract substantial numbers of qualified new employees and to retain and motivate our existing employees. Any inability to recruit, develop and retain qualified employees, particularly the highly competitive market for AI and machine learning engineers, may limit our ability to grow our teams as we scale our operations or result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability.

Also, to the extent we hire employees from competitors or other companies, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information of their former employers. Any material departures of our executive management team, engineers, or key employees, may individually or in the aggregate, adversely affect our business, financial condition, and results of operations.

In addition, we intend to focus much of the attention of our software engineers on improving and expanding our SaaS offering and digital freight platform. In particular, we plan to create software that simplifies and increases the flexibility of the digital freight platform, develops strategic products and features such as transport planning and charging management, and prepares the digital freight platform for commercialization via our SaaS offering. An insufficient number of qualified software engineers could result in development delays, defects with the platform or missed deadlines for customers or operational deployments, which could adversely affect our ability to successfully execute on our SaaS offering.

We also intend to market our vehicles, transport solutions, and technology to governments. Certain government contracts will require us, and some of our employees, to maintain national security clearances. Obtaining and maintaining national security clearances for employees involves a lengthy process, and it is difficult to identify, recruit, and retain employees who already hold national security clearances. Further, some contracts may contain provisions requiring us to staff an engagement with personnel that the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract. As a result, if we are unable to recruit and retain a sufficient number of qualified employees, we may lose revenue and our ability to maintain and grow our business could be limited.

Furthermore, changes to our board of directors and senior management, and unfavorable publicity regarding succession planning may adversely affect our ability to attract and retain qualified personnel. We do not maintain meaningful key-person insurance for any member of our senior management team or any other key employee. Further, while we do have employment agreements with our executive officers and other key personnel, such employment contracts do not require that they continue to work for us for any specified period. Accordingly, our executive officers and other key personnel may terminate their employment with us at any time, so long as they provide us with the requisite notice under their respective employment agreements. The loss of one or more of our executive officers, engineers, or key employees may adversely affect our business, financial condition, and results of operations.

Our management team has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to being a public company that will be subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that they will likely need to devote a significant portion of their time to these activities, which will result in less time being devoted to the management and growth of our business. In addition, we may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. Increased use of professional services and advisors to develop and implement the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may increase our costs. We expect that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

We rely on our third-party suppliers, OEMs, upfitters, service providers and partners, some of which are single or limited-source suppliers or providers of certain key components for, and services used in connection with, the Einride Driver, Control Tower, Autonomous Truck, FCaaS, SaaS, connectivity and charging infrastructure businesses, and are thus susceptible to supply shortages, long lead times for components, supply changes, and limitations or constraints on service provider support availability or capacity.

We rely on third-party suppliers, OEMs, upfitters, service providers and partners to design, develop, industrialize, manufacture, and supply components, software and services for the Einride Driver, Control Tower, Autonomous Truck, FCaaS, SaaS, connectivity and charging infrastructure businesses and offering. While we obtain components and software from multiple sources whenever available and desirable, some of the components and software used in our offerings, hardware and technology are currently purchased from a single or limited number of suppliers. We refer to these suppliers as our single or limited source suppliers. Some of the components we obtain from single or limited source suppliers are manufactured in countries subject to tariffs, and, as a result, the pricing of these components has been and may continue to be significantly adversely affected.

Components from single or limited source suppliers are susceptible to supply shortages, long lead times, and changes in trade policies and other supply changes, any of which may disrupt our supply chain and may delay the scaling of our commercial operations. If we change suppliers for any components, significant delays may occur, including initial delays for software and hardware integration, engineering, and validation. Changing suppliers may also create a delay or shortage in supply and changes to manufacturing processes. These delays may adversely affect our business, financial condition, results of operations and delay the scaling of our product.

We currently rely on partners for vehicle and charger integration, or upfitting, of the Einride Driver and for remote monitoring and remote assistance services. We also source electric vehicles and charging station components from OEMs. In addition, our operations and charging teams currently work with, and it is anticipated that they will increasingly work with, third party software providers in the course of their day-to-day operations. Collaboration with third parties to provide these services is subject to risks that are outside of our control. For example, if there is a lack of charging stations causing a decrease in customer demand for electric vehicles, OEMs may reduce their production of electric vehicles. Also, if third-party software providers increase their prices or alter the availability of their products to the market, the overall performance of our internal operations and charging teams could be adversely impacted. Further, we may experience long lead-times between the order and delivery of CETs from major OEMs, which may adversely impact our ability to deploy signed customer contracts and scale our business. In addition, we rely on carriers for driver services and their support of our day-to-day operations, including servicing vehicles and/or taking the vehicles to workshops. We may experience difficulty sourcing carrier partners in certain jurisdictions due to labor strikes, competition or limited carrier options. Drivers and carriers are essential to our FCaaS business and commercial scaling, both of which could be disrupted if there are driver and/or carrier shortages. Further, carriers may view us as a competitor and choose to not contract with us. As we scale our operations, we expect to increase our reliance on these third parties.

We have in the past, and may in the future, experience delays in development and production when and if our suppliers do not meet agreed upon timelines or experience capacity constraints. There is also a risk of potential disputes with suppliers, OEMs, and partners which may stop or slow our ability to serve our customers. Any such disputes could have an adverse effect on our ability to procure vehicles or chargers and aftersales support from OEMs, thereby impacting our ability to successfully deploy our FCaaS offering. If OEMs, suppliers or other partners determine that they will not support autonomous or electric deployments or limit how the technology can be deployed using their components, or if we are unable to work collaboratively with such partners to integrate the Einride Driver with commonly used commercial trucks, our business, financial condition and results of operations may be adversely affected. In addition, the scaling of our business is dependent upon us finding a suitable contract manufacturer or OEM partner for our Autonomous Trucks that can ensure acceptable vehicle requirements in terms of quality of redundant systems as well as having the manufacturing capability to produce the requisite number of vehicles to grow our operations. We cannot guarantee that our suppliers, OEMs, or upfitting partners will not deviate from agreed-upon quality standards, which could result in delays or, if undetected by us, quality issues that may adversely affect our brand and reputation, business, prospects and results of operations. Further, OEMs or our partners may reduce their production of manually driven electric vehicles, autonomous vehicles and/or their components and/or charging infrastructure due to decreased demand, high costs and other factors. Any such reduction may limit our ability to source electric vehicles, autonomous vehicles and/or their components and/or charging infrastructure, which would adversely impact our business.

We may be unable to enter into agreements with suppliers, OEMs, or upfitting partners on terms and conditions acceptable to us. As a result, we may need to contract with other third parties. While we believe that we could establish alternate supply or service partner relationships, we may be unable to do so in the short term, or at all, at prices or quality levels and/or on terms that are favorable to us. Accordingly, we may experience significant delays while re-engineering our system to accept replacement parts. We may not be able to engage other third parties or establish or expand our own production capacity to meet our needs on acceptable terms, or at all. The expense and time required to adequately complete any transition may be greater than anticipated. Any of the foregoing may adversely affect our business, financial condition, and results of operations.

In addition, Saga’s performance and availability are contingent upon the services of third-party providers, including but not limited to, Google Cloud Platform for cloud services, computation, storage, analytics, ML and infrastructure, HERE Technologies for location services and Auth0 for authentication. Consequently, any interruption, failure, or disruption of these third-party services may adversely affect the functionality of our products.

Our software must interoperate with a variety of sensors, systems and other technologies, and any failure to ensure broad interoperability could harm our business or prospects.

Saga and the Einride Driver are vehicle agnostic technologies, which are integrated into the vehicles supplied by our OEM and/or manufacturing partners, who are primarily responsible for the design, manufacture and sale of the vehicles on which our software is deployed. These vehicles, which utilize our technology, are developed, delivered and maintained by our OEM and/or manufacturing partners, or us in case of the currently in-house assembled Autonomous Trucks in conjunction with a myriad of vendors and suppliers. The Autonomous Trucks are currently constructed using hardware sourced from partners and assembled in-house; however, Einride plans to outsource all manufacturing of the Autonomous Trucks to a third party in the long term. As a result, the components of our OEM’s and/or manufacturing partners’ designs may have different specifications, rapidly evolve, utilize differing standards, include multiple versions and generations of products or may be highly customized. Our software must be able to interoperate with these highly complex and customized systems, which requires careful planning and execution between us, our partners, and their other vendors and suppliers. Further, when new or updated elements of our OEM and/or manufacturing partners’ designs or new industry standards, regulations, or specifications are introduced, we may have to update or enhance our software to allow us to continue to effectively interoperate with our OEM’s and/or manufacturing partners designs. We have in the past, and could in the future, experience delays in development and production when and if our partners, or their vendors and suppliers, experience delays, disruptions or other constraints. In the event that we, our partners, and their suppliers are unable to effectively collaborate, it could stop or delay our partners’ vehicle design or production, which could delay our ability to recognize revenue, result in adverse publicity, or disrupt our business relationships. The expense and time required to adequately expand compatibility of our software with new designs and hardware may be significant, and the revenue we ultimately realize from such collaborations may not be sufficient to offset our investment. If we fail to ensure sufficient interoperability of our software with a variety of hardware, we may also be unable to expand our network of partners or grow our business in a timely manner or at all. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Our OEM and/or manufacturing partners may be dependent on limited suppliers for microchips and other component parts that are integral to our software’s deployment in their vehicles.

The rapid evolution in the market for AI products, including our autonomous driving technology and its integration into vehicles, is dependent on graphics processing unit (“GPU”) microchips and hosting services, which are essential for AI training and inference tasks, light detecting and ranging (LiDAR), vehicle electronic control units, and automotive radar sensors. These components are susceptible to supply shortages, long lead times for components, and supply changes, any of which could disrupt our supply chain and could delay commercialization of our products to users. Supply of these components world-wide may be adversely affected by the business disruptions as well as industry consolidation and geopolitical conditions such as international trade wars like the U.S. trade war with China, tariff policy, Russia’s actions in Ukraine, the conflicts in the Middle East and other hostilities in the Middle East and increased political tensions in Russia, Europe or Asia. Such shortages, increased component lead times, reduced allocations of components and decommitments of orders have resulted in and may continue to result in increased component prices, fewer sourcing options, unpredictability of supply, prolonged manufacturing disruptions and increased product lead times.

In an effort to manage and reduce the costs of purchased goods and services, our OEM and/or manufacturing partners, like many automotive suppliers and automakers, may have consolidated their supply chains in recent years, resulting in such partners being reliant on a limited number of third-party suppliers to design, develop, industrialize and manufacture components, including GPU microchips, that are integral to the deployment of our software. In order for these suppliers to undertake the investment needed to produce these components, they may require us to commit to terms, pricing or purchase volumes that are not acceptable to us or our partners. If shortages of, or tariff policies on, GPU microchips or other critical components from other suppliers develop, continue longer than anticipated, or worsen, it could impact our or our OEM and/or manufacturing partners’ ability to meet production schedules and deployment of our software. Furthermore, unfavorable economic or industry conditions could result in financial distress within our or our partners’ supply base, thereby increasing the risk of supply disruption.

We are subject to cybersecurity risks related to our operational systems, security systems, infrastructure, integrated software and partners’ and customers’ data processed by us or third-party vendors. Any material failure, security breach or other cyber incidents may prevent us from effectively operating our business, and could result in investigations, litigation, or penalties, any of which may adversely affect our business, financial condition, and results of operations.

We are at risk for breaches or other cyber incidents of operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; facility security systems, owned by us, our customers, or our third-party vendors or suppliers; in-product technology owned by us or our third-party vendors or suppliers; our integrated software or AI; and partner, customer, or driver data that we process or our third-party vendors or suppliers process on our behalf. Any such cyber incident may materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of partners, customers, employees, suppliers, drivers or others; jeopardize the security of our facilities; or affect the performance of the Einride Driver, Control Tower, Autonomous Truck, connectivity and our Saga digital freight platform. A cyber incident may be caused by disasters, insiders, through inadvertence or with malicious intent, or malicious third parties using sophisticated, targeted methods to circumvent access control mechanisms, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although we maintain and continue to develop measures designed to protect us against security breaches and other cyber incidents, such measures require frequent updates and improvements. We cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and continuous improvement of systems and measures designed to prevent cyber incidents requires significant time, support and cost.

Moreover, there are inherent risks associated with developing, improving, expanding and updating current measures, including the disruption of our data management, procurement, production, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data, procure parts or supplies or produce, sell, deliver and service our solutions, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that the measures upon which we rely, including those of our customers, third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results may be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify financial results. Moreover, our proprietary information or intellectual property may be compromised or misappropriated, or data (including personal information) could be exfiltrated or improperly used. Any material failure, security breach or other cyber incident may prevent us from effectively operating our business, cause us to lose competitive advantages, and subject us to investigations, litigation, or penalties, any of which may adversely affect our business, financial condition, and results of operations. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions. In addition, our cyber insurance coverage may not be sufficient to cover all the losses we may experience as a result of a cyber incident.

Interruptions, outages, or failures of information technology and communications infrastructure and systems that we rely upon may adversely affect our business, financial condition, and results of operations.

We currently rely on a variety of information technology and communications infrastructure and related systems and services, including cloud computing, cloud storage and cellular connectivity and satellite data feeds. For example, we use the Google Cloud Platform (“Google Cloud”) to host portions of our technology and support our technology development. The availability and effectiveness of our services depend on the continued operation of Google Cloud, and other third-party information technology and communications systems. Our systems, and those of our third-party service providers, including Google Cloud, are vulnerable to damage, interruption, or any other compromise as the result of, among others, physical theft, fire, terrorist attacks, natural disasters such as earthquakes, floods, power losses or shortages, war, telecommunications and satellite communication failures, denial or degradation of service attacks, malware, ransomware, social engineering attacks, insider theft or misuse or other attempts to harm our systems. We use reputable third-party service providers to process a significant portion of our data. However, these providers are also vulnerable to harms similar to those that may damage our systems, including sabotage and cyberattacks, which may cause potential disruptions to our business, or unauthorized access to or use of our data, including personal information or customer information, which could become available to our competitors or third parties.

Because our technology requires significant processing power, it may become increasingly difficult to maintain and improve our performance, especially during peak usage times. Some of our systems may not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems with our communications, infrastructure, third-party cloud hosting providers or similar systems may result in lengthy interruptions to our business, adversely affecting our business, financial condition and results of operations.

Our business makes extensive use of third-party data.

We utilize third-party data sources, such as vehicle telematics, shipper transportation management systems and public traffic and weather data, to support and develop our FCaaS and SaaS offerings and our digital freight platform Saga. We anticipate that we will continue to rely on this third-party data in the future. We cannot ensure that this third-party data will continue to be available to us on commercially reasonable terms, if at all. In addition, we may encounter legal restrictions to accessing any such data. Any defects, errors or limitations in accessing the third-party data could adversely affect the operation of our FCaaS and SaaS offerings and the digital freight platform. Many of the risks associated with the use of third-party data cannot be eliminated, and these risks could negatively affect our brand and business.

Risks Related to Our Legal and Regulatory Environment

We are subject to substantial regulations, including regulations governing autonomous vehicles, and unfavorable changes to or failure by us to comply with these regulations may adversely affect our business, financial condition and results of operations.

Currently, in the United States, there are no Federal Motor Vehicle Safety Standards (“FMVSSs”) or Federal Motor Carrier Safety Regulations (“FMCSRs”) that explicitly address the performance of commercial autonomous driving systems or vehicles designed to operate without a human driver. Further, there are currently no widely accepted uniform standards regarding autonomous vehicle technology and its commercial use. We work closely with various levels of government, and we have built organizational, operational, and safety processes to ensure that the performance of our technology meets rigorous standards. However, these measures may not meet future regulatory requirements enacted by government bodies. We may also be subject to future regulatory requirements that could limit the operation and commercialization of autonomous vehicle technology. In some jurisdictions, we may be required to present our own safety justification and evidence base, and in other areas it is possible that we may be required to pass specific autonomous safety evaluations or audits. The failure to pass these safety evaluations or receive appropriate regulatory approvals for commercialization may adversely affect our business, financial condition, and results of operations.

Since the laws and regulations governing the autonomous vehicle industry are relatively new and evolving, their interpretation and enforcement may involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations and furthermore, we cannot assure you that we have complied or will be able to comply with all applicable laws at all times. Consequently, we could face the risks of being subject to governmental investigations, orders by competent authorities for rectification, administrative penalties or other legal proceedings and our ability to expand our business and sustain our growth may be negatively affected. In addition, receipt of the necessary permits to scale our operations may be delayed due to new requirements that require significant lead time for compliance. Further, regulations permitting our planned operations may not materialize as quickly as we expect.

Similarly, in Europe, there is no harmonized EU-wide type-approval or operational framework specifically governing the commercial deployment of driverless heavy-duty vehicles. While regulations (specifically, E.U. Regulation 2022/1426, and a constituent series of UNECE vehicle safety Regulations) have been enacted in Europe for type-approval of automated driving systems, they are relatively new in the scheme of automotive safety regulations, and we believe no company (startup or established legacy manufacturer) has successfully launched a vehicle under this scheme to date. Hence, there is no guarantee that Einride will be able to successfully type-approve a vehicle equipped with the Einride Driver, or make the Einride Driver completely compliant with this scheme. Any such failure would result in delays and/or possible exclusion from commercial operation in markets where this regulation applies.

Einride’s current Autonomous Trucks have been permitted to operate under exemptions and trial permits in the United States, Sweden, Norway, and Belgium, where we have either deployed the Autonomous Trucks in active customer operations, or performed demonstrations. The long-term regulations for autonomous trucks and the wider autonomous vehicle sector are still being shaped. Einride engages with key regulatory stakeholders to shape the future regulations for trialing, permits, operation, as well as manufacturing autonomous vehicles, but the risk remains that the long-term regulatory outlook may exclude some aspects of Einride’s current Autonomous Truck and automated driving system designs, and require us to re-engineer the vehicle or prevent us from deploying in certain countries or markets.

Currently, our Autonomous Trucks are submitted for operational permits under various national trial permit regulations. In Europe, and other UNECE signatory markets, this involves requesting individual vehicle exemptions from existing whole vehicle type approval (“WVTA”); principally, E.U. Regulation 2018/858, and its corresponding UN Regulations, including regulations for Cybersecurity (UN R155), Software Update Management Systems (UN R156) and Automated Lane Keeping Systems (UN R157), which currently govern other connected and automated type-approved vehicles today. While Einride is developing the necessary safety and security management systems to enable it to comply with WVTA requirements in the future, there is a risk that future autonomous vehicles developed by Einride do not comply with these requirements initially and require further efforts and resources to achieve the necessary compliance and achieve type approval.

In the United States, we may, in the future, seek to move freight in interstate and intrastate commerce utilizing our CETs and Autonomous Trucks. Our autonomous business may be required to register as a motor carrier authorized by the Federal Motor Carrier Safety Administration (“FMCSA”) and other state transportation agencies and subject to rules and regulations related to the safe operation on public roadways. Our autonomous operations are also subject to applicable road transport, vehicle safety, and operator licensing regulations in all of the countries in which we operate. In Europe, this has included Norway and Belgium, and currently includes Sweden, and may in the future include additional jurisdictions. Failure to comply with these rules and regulations may result in inquiries, investigations, and possible termination of our authority to conduct our business. For example, in the United States, should the nature and scale of our autonomous business shift, we may become subject to the FMCSRs, including certain regulations with which it may be difficult for the Einride Driver and Autonomous Truck to comply. Most notably, under FMCSR operators of commercial motor vehicles are required in certain circumstances to place warning devices around trucks when stopped on the side of public roadways. Similar regulations apply in Europe. We may not receive an exemption from the United States Department of Transportation (“USDOT”), the Swedish Transport Agency (“STA”) or similar foreign agencies, or USDOT, the STA or similar foreign agencies may not change or eliminate this regulation, to provide us with an alternative approach to complying with this requirement or other similar operational requirements.

Our business model also includes installing the vehicle agnostic Einride Driver onto customers’ hardware. When performing these modifications, we must ensure the vehicles are not taken out of compliance with any applicable regulations. Failure to do so may subject us to significant liabilities and possible barring of further vehicle development.

It is also possible that future autonomous regulations are not standardized, and our technology becomes subject to differing regulations across jurisdictions (e.g. federal, state, local, and international). For example, in Europe, certain vehicle safety regulations apply to automated braking and steering systems, and certain treaties also restrict the operations of certain higher levels of automation. As of December 31, 2025, 24 U.S. states have passed legislation allowing for the deployment of driverless trucks, and most other states allow testing with a safety driver in the vehicle. Many other states are considering legislation and regulations that may adversely affect autonomous and driverless technologies. Despite advances in U.S. state legislation, there is currently no comprehensive U.S. federal framework for autonomous vehicle deployment. This regulatory patchwork, and the ongoing legislative and regulatory efforts at various jurisdictional levels, may hinder the commercial deployment of our technology and adversely affect our business prospects and financial condition.

Further, organized labor, in particular the International Brotherhood of Teamsters has opposed driverless technology and is increasingly using its political influence to attempt to slow down or stop driverless deployment. In 2025, supporters of organized labor in approximately 20 U.S. states introduced legislation that would require human drivers to be physically present in all commercial motor vehicles equipped with autonomous vehicle technology. These states included California, Colorado, Delaware, Nevada, New Mexico and Texas. Furthermore, while we have not experienced any direct opposition from E.U. labor unions or from elected officials acting at the behest of labor unions, several major European labor unions, including the European Transport Workers’ Federation (ETF) and national transport unions in Germany, France, Sweden, Norway, Austria, the Netherlands, Italy, and Spain have publicly opposed or raised concerns about driverless freight technology. These unions cite risks to professional driver employment, working conditions, and safety, and may advocate for restrictions, additional regulatory requirements, or limitations on autonomous heavy-duty vehicle deployments across Europe. As of December 31, 2025, no legislation has been introduced and become law; however, organized labor and other opponents to driverless development may ultimately be successful and, even if unsuccessful, we may spend significant time and resources in opposition to such efforts, any of which may adversely affect our business, prospects, results of operations, and financial results.

We may become involved in legal and regulatory proceedings, investigations or actions, and commercial or contractual disputes, which could harm our business, financial condition and results of operations.

We may be, from time to time, involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with our suppliers and partners, intellectual property rights infringement or misappropriation claims, shareholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and value-added tax disputes and employment and tax issues. For example, in November 2024, we initiated legal proceedings against Maersk A/S. Performance Team LLC and its wholly owned subsidiary, Performance Team Logistics LLC (collectively, “Maersk”) related to Maersk’s alleged wrongful termination of an agreement pursuant to which Einride was to provide Maersk with certain transport services, a termination Einride believes was without cause and in breach of contract. Prior to the purported termination of, and to fulfill our obligations under, our agreement with Maersk, we contracted with BYD Motors LLC (“BYD”) for the procurement of vehicles and with Voltera Power, LLC f/k/a EVConnex, LLC (“Voltera”) for charging infrastructure. Maersk’s purported termination of its agreement with Einride altered Einride’s needs for services from BYD and Voltera. This led to BYD, in November 2024, filing an arbitration and Voltera, in December 2024, filing a lawsuit against Einride for damages in relation to their respective services agreements with Einride. The BYD arbitration is set for a hearing starting April 2026 and the Voltera lawsuit has been set for trial starting in December 2026. Although we believe that we have meritorious defenses and intend to vigorously defend the litigation, we cannot be certain as to the ultimate outcome of such matters or as to any potential losses we may incur, which may be material. Any litigation could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any litigation. Further, our share price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any litigation.

In addition, we have in the past and could face in the future a variety of labor and employment claims against us, which could include but is not limited to general discrimination, wage and hour, privacy and data protection, ERISA or disability claims. In such matters, government agencies or private parties may seek to recover from us very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit our operations in some way. These types of disputes could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often these proceedings raise complex factual and legal issues and create risks and uncertainties. No assurances can be given that any proceedings and claims will not have a material and adverse impact on our business, financial condition or results of operations or that our established reserves or our available insurance will mitigate this impact.

Compliance with extensive and evolving regulations governing motor carriers and transportation intermediaries is complex and costly.

Our commercial model requires us to operate both as a motor carrier—utilizing our owned or leased vehicles and contracted drivers—and as a transportation intermediary (such as a freight forwarder or broker)—arranging and contracting freight movement via third parties. Each of these roles exposes us to substantial and distinct operational and legal obligations across all jurisdictions in which we operate. As a carrier, we assume primary operational responsibility for the transport process, including liability for cargo loss and damage, compliance with complex national and international transportation regulations (such as rules regarding driver qualifications, vehicle maintenance, and public road safety), and direct financial exposure to claims for personal injury and property damage from accidents. When acting as a transportation intermediary, we are reliant on our subcontracted carriers to maintain compliance, yet we face the risk of being held vicariously or contractually liable for their operational failures or negligence, or for negligence in selecting the carrier. Furthermore, the blended nature of our operations creates regulatory complexity and ambiguity regarding our required licensing, classification, and oversight across various jurisdictional levels. This complexity could lead to unexpected regulatory penalties, the imposition of unintended liabilities, or significant increases in our general liability and cargo insurance premiums, any of which could materially impact our financial condition and results of operations.

Changes in automotive or autonomy safety regulations, enforcement of such regulations, or concerns about autonomous vehicle technologies that result in regulation of the autonomous vehicle ground transportation industry may adversely affect our business.

Government vehicle safety regulations could have a substantial impact on our business, prospects, and our future plans. Government safety regulations are subject to change based on a number of factors that are not within our control. Such factors include new scientific or technological data, adverse publicity regarding industry recalls and perceived or actual safety risks associated with autonomous ground transportation technology, crashes involving autonomous vehicles, domestic and foreign political developments or considerations, and litigation relating to autonomous vehicles. Changes in government regulations, especially in autonomous ground transportation and the ground transportation industry may adversely affect our business. If government priorities shift and we are unable to adapt to changing regulations, our business may be adversely affected.

The costs of complying with safety regulations may increase as regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the trucks that carry our systems go into production, we will be subject to existing stringent requirements under U.S. laws, including the National Traffic and Motor Vehicle Safety Act of 1966 (the “Vehicle Safety Act”), including a duty to report, subject to strict timing requirements, safety defects. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions. We are also subject to the existing U.S. Transportation Recall Enhancement, Accountability and Documentation Act (the “TREAD Act”), which requires motor vehicle equipment manufacturers, such as us, to comply with “Early Warning” requirements by reporting certain information to the National Highway Traffic Safety Administration (the “NHTSA”) such as information related to defects or reports of injury. The TREAD Act imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury. In addition, the National Traffic and Motor Vehicle Safety Act authorizes NHTSA to require a manufacturer to recall and repair vehicles that contain safety defects or fail to comply with U.S. federal motor vehicle safety standards.

Failures, or perceived failures, to comply with privacy or cybersecurity laws and regulations may adversely impact our business, and such legal requirements are evolving, uncertain and may require changes to our policies and operations, which could increase our costs or prevent us from effectively operating our business.

Our current and potential future operations subject us to privacy and cybersecurity laws and regulations, including with respect to our collection, use, storage, disclosure, transfer and security of data, including personal data. Among other things, these regimes, such as the California Privacy Rights Act, and the European Union’s GDPR, NIS2 Directive and Cyber Resilience Act impose cybersecurity requirements, disclosure requirements, and restrictions on personal data collection, uses, and sharing that may impact our operations and the development of our business. For example, the GDPR imposes requirements relating to, among other things, consent to process personal data of individuals, the information provided to individuals regarding the processing of their personal data, rights which may be exercised by individuals, the security and confidentiality of personal data, and notifications in the event of data breaches and use of third-party processors. The GDPR imposes substantial fines for breaches of data protection requirements, which can be up to four percent of the worldwide revenues or 20 million euros, whichever is greater. These requirements are evolving rapidly, with new laws and regulations proposed and enacted frequently in various jurisdictions. Our solutions may evolve both to address evolving laws and regulations, potential customer or partner requirements, or to add new features and functionality that may change our privacy or cybersecurity obligations. Therefore, the full impact of these privacy and cybersecurity regimes on our business is unknown. Further, as laws and regulations change, or their interpretation changes, we may be required to implement measures that could adversely impact our expected business or commercial operations, and these changes could be costly to implement, result in increased risks to our business and operations, or otherwise adversely impact our business and operations or opportunities for commercialization of our technologies.

In the European Union, the recently adopted Data Act, which became effective on September 12, 2025, introduces a new layer of complexity and risk. This regulation grants the users of our “connected products”, such as our vehicles and charging stations, broad rights to access the data generated by their use and to share that data with third parties. This creates a material risk of forced disclosure of data and trade secrets, in particular in relation to data generated by our autonomous systems and freight planner platform. Navigating the Data Act’s definitions and requirements in relation to our data ecosystem will be critical to protect our intellectual property and competitive advantages.

Einride is also subject to automotive security standards relevant to each of the jurisdictions in which it operates (in addition to other safety standards). This includes, but is not limited to, the United Nations Economic Commission for Europe (UNECE) regulations on Cybersecurity, Software Updates and Lane Keeping Systems (UN R155, 156 & 157), which are required for whole vehicle type approval schemes as well as other national level pieces of legislation.

We are assessing the continually evolving privacy and cybersecurity regimes applicable to our business and measures we believe are appropriate in response. Since these privacy and cybersecurity regimes are evolving, uncertain and complex, we may need to update or enhance our compliance measures as our products, markets and customer and partner demands further develop. These updates or enhancements could require implementation costs. In addition, we may not be able to monitor and react to all developments in a timely manner. The compliance measures we do adopt may prove or be perceived to be ineffective. Any failure, or perceived failure, by us to comply with current and future regulatory, partner or customer-driven privacy or cybersecurity requirements may result in significant liability or costs. Any such actual or perceived failure could also result in a material loss of revenue resulting from the adverse impact on our reputation and brand, disruption to our business and relationships, and diminished ability to retain or attract partners and customers. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and may cause partners and customers to lose trust in us, which may have an adverse effect on our reputation and business, financial condition and results of operations.

An uncertain and evolving legal and regulatory environment relating to AI may adversely affect our business, financial condition, and results of operations.

We use AI in our operations, services and solutions. AI technologies are subject to evolving laws, regulations, guidance, and industry standards, which may expose us to legal liability or regulatory risk, including with respect to privacy, cybersecurity, publicity, contractual, or other rights. A key example of this is the new E.U. AI Act, a comprehensive legal framework for AI. The E.U. AI Act imposes onerous obligations that will become applicable in a phased manner. Some of the obligations relate to the use of certain AI-related systems and which may require us to change our business practices to comply with such obligations. If services we have developed or deployed, such as the Einride Driver, fall within the “high-risk” category or are repurposed by our clients such that they are then considered a “high-risk” AI system, we could become subject to additional obligations under the E.U. AI Act, including conformity assessments, logging, human oversight and incident reporting obligations. It is probable that our autonomous driving systems will be classified as “high-risk” AI systems under this regulation, mandating extensive and costly legal obligations. These requirements may include, but are not limited to, adequate risk assessment and mitigation systems, high level of robustness, cybersecurity and accuracy and appropriate human oversight measures. Further, we may be required over the next few years to adapt our approach to technology and software development to ensure that we are in a position to comply with applicable obligations. If we are found liable under the E.U. AI Act for non-compliance, we may be subject to legal liability, reputational harm and/or regulatory fines or penalties, including administrative fines of up to 35 million Euros or 7% of a company’s total worldwide annual turnover for the preceding financial year, whichever is the higher. In addition, under the E.U. AI Act certain AI systems are deemed to present an unacceptable risk and are classified as “prohibited” AI systems on the basis that they pose an unacceptable health or safety risk or a risk to the fundamental rights of E.U. citizens. Our use, deployment or development of AI systems could be deemed a prohibited AI system under the E.U. AI Act. If we fail to have processes in place that enable us to identify “prohibited” AI systems, and we consequently provide solutions or services that are deemed prohibited under the E.U. AI Act, we may be subject to legal liability, regulatory fines or penalties, and/or reputational harm, and may have to change our operations and/or business model. Moreover, if regulatory restrictions prevent us from deploying AI systems we have developed, whether for internal use or for customer offerings, it could increase our costs and adversely affect our financial condition.

Litigation or other proceedings may be initiated by certain individuals claiming infringement of rights such as intellectual property, privacy or personality rights with respect to data we use to train our AI models. We have adopted a series of measures, including the implementation of policies and management systems, to mitigate such risks. However, we cannot guarantee that these measures will be effective. The use of AI technologies also presents emerging ethical and social issues. Those issues may draw public scrutiny or controversy and may also create or assist in producing unexpected results, errors, or inadequacies, any of which may be difficult to detect. Issues relating to our use of AI and the evolving legal and regulatory landscape applicable to such technologies may adversely affect our business, financial condition, and results of operations.

We are subject to economic sanctions and governmental export and import control laws and regulations. Our failure to comply with these laws and regulations may adversely affect our business, financial condition, and results of operations.

Our solutions are subject to economic sanctions, export control and import control laws and regulations in the jurisdictions in which we operate, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. U.S. economic sanctions and export control laws and regulations prohibit the shipment of certain products and services to U.S. embargoed or sanctioned countries, governments, and persons, as well as shipments for certain end uses (e.g., defense end uses). In addition, complying with sanctions and export controls laws and regulations for a particular geography may be time-consuming and result in the delay or loss of revenue opportunities. Exports of our products and technology, and imports of their components, must be made in full compliance with applicable laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees may be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines that may be imposed on us and responsible employees or managers and, in extreme cases, the incarceration of responsible employees or managers.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which may adversely affect our business, prospects, financial condition and results of operations and also our reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct business or in the future may conduct activities, including, among others, the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act 2010, and other anti-corruption laws and regulations stemming from international agreements such as the OECD Anti-Bribery Convention. The FCPA, the U.K. Bribery Act 2010, and similar local and/or international laws and regulations prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act 2010 and other laws also prohibit non-governmental “commercial” bribery and soliciting or accepting bribes. Furthermore, the legal landscape in the European Union is evolving, with a proposed Anti-Corruption Directive expected to harmonize offenses and introduce stricter corporate liability standards. A violation of these laws or regulations may adversely affect our business, financial condition and results of operations and also our reputation. While we have policies and procedures designed to ensure compliance with these regulations, we cannot assure you that none of our directors, officers, employees, representatives, consultants, agents, and business partners will engage in improper conduct for which we may be held responsible.

Any non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws may subject us to whistleblower complaints, adverse media coverage, investigations, severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses. Should any of the foregoing occur, it could adversely affect our business, prospects, financial condition and results of operations and also our reputation. Responding to any investigation or action could also result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. In addition, changes in economic sanctions laws in the future may adversely affect our business, financial condition, and results of operations.

We are subject to, and must remain in compliance with, environmental laws and regulations that may adversely affect our financial condition and results of operations.

We are subject to environmental laws and regulations across all jurisdictional levels, including local, national, and international frameworks. Such laws and regulations include those relating to emissions to the air, discharges to surface and subsurface waters, safe drinking water, greenhouse gases and the management of hazardous substances, oils and waste materials, as well as those specific to logistics for the oil and gas industry. Compliance with such laws and regulations can be costly, and our failure to comply with existing or new laws and regulations may result in the assessment of fines or penalties, the revocation or denial of permits, or the issuance of orders enjoining performance of some of our operations. Furthermore, under certain environmental laws and regulations, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have experienced or otherwise been affected by releases or contamination from hazardous substances or petroleum products, without regard to whether the generator, owner or operator knew of or caused the contamination or release. Liability under these laws and regulations has been interpreted to be strict, joint and several unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. Accordingly, we may have to make expenditures for investigation or remediation costs incurred by governmental entities or third parties in connection with any releases or contamination at current or former properties. Environmental liabilities may arise and adversely affect our financial condition and results of operations.

Concern over climate change, including the impact of global warming, has led to legislative and regulatory efforts to limit carbon and other greenhouse gas emissions, and these efforts may continue. Emission-related regulatory actions and climate disclosure requirements could result in increased costs that may adversely impact our results of operations. Such regulatory actions may require changes in our operating practices or require additional reporting disclosures. Compliance with climate-related disclosure laws and regulations may also increase our exposure to litigation or governmental investigations or proceedings. We may also encounter difficulties in collecting and managing data that affect timely compliance or incur significant costs to comply with increased regulation regarding environmental monitoring and climate disclosure requirements. More generally, compliance with environmental laws and regulations can require significant expenditures. In addition, we may incur costs to comply with such current or future laws and regulations, the violation of which may lead to substantial fines and penalties.

Changes in government policies that currently are favorable for electric vehicles or domestically manufactured vehicles in the markets where we intend to sell our transport solutions could materially and adversely affect our business, financial condition, results of operations, and prospects.

The growth of our business in part depends on government policies in the markets where we intend to sell our transport solutions utilizing electric heavy-duty vehicles that support the development of electric vehicles and domestically manufactured vehicles. For instance, changes in government policies on the classification of electric vehicles may materially and adversely affect the demand for our FCaaS offering, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects. Further, the termination of government subsidies or incentives, including zero emission zones and toll exemptions, to support electric vehicles could adversely affect our business. Furthermore, any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, fiscal tightening or other factors may affect government incentives or subsidies and result in the diminished competitiveness of the electric vehicle industry generally.

The growth of our autonomous technology and Autonomous Truck solutions and services also in part depends on government policies and regulations pertaining to connectivity. The deployment of a vast number of autonomous vehicles requires that governments, policymakers and market participants work collaboratively towards establishing a connectivity network along public roads to allow for sufficient autonomous vehicle connection for monitoring, commanding and remote controlling autonomous vehicles when needed. If a sufficient connectivity network is not established in the markets in which we operate, then we may face significant restrictions in scaling our autonomous business.

Some government policies and initiatives, though beneficial in the long term, have inadvertently slowed the pace of development in the sector. For example, the implementation of stringent regulatory frameworks around electric vehicle manufacturing, which apply to our OEMs, and the approval processes for new technologies has caused delays in the rollout of certain projects. Additionally, there have been challenges related to the development of electric vehicle charging infrastructure, with some policies needing further alignment between local and federal authorities.

We are subject to, and must remain in compliance with, numerous laws and governmental regulations concerning the manufacturing, use, distribution, and sale of our technology. Some of our customers or partners may also require that we comply with their own unique requirements relating to these matters.

We develop and sell technology services that contain electronic components. Such components may be subject to or may contain materials that are subject to government regulation in the locations where we offer and sell our services and solutions. This is a complex process which requires continual monitoring of regulations to ensure that we and our suppliers are in compliance with existing regulations in each market where we operate and where we intend to operate. If there is an unanticipated new regulation that significantly affects our use and sourcing of various components or requires more expensive components, that regulation may adversely affect our business, financial condition and results of operations. Some of our customers or partners may also require that we comply with their own unique requirements relating to these matters. If we fail to adhere to such requirements or new regulations or fail to continually monitor updates to existing regulations, we may be subject to litigation, loss of customers or partners or negative publicity, any of which may adversely affect our business, financial condition and results of operations.

Risks Related to Our Intellectual Property Rights

We may not be able to adequately establish, maintain, protect, and enforce our technology and intellectual property rights or prevent others from unauthorized use of our technology and intellectual property rights, which may adversely affect our business, financial condition, and results of operations. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our intellectual property rights may be costly and time-consuming, or less effective than anticipated.

Our technology and intellectual property rights are a valuable asset of our business. Our success depends in part on our ability to protect our core technology and intellectual property rights. Failure to adequately protect our technology or intellectual property rights may result in the loss of our ability to maintain a competitive advantage. Even if we are able to protect our technology and intellectual property rights, our competitors may be able to offer similar products and services without infringing our rights. We rely on a combination of patents, designs, trademarks, copyrights and trade secrets, in addition to employee and third-party nondisclosure agreements, intellectual property assignment agreements, intellectual property licenses, and other contractual rights, to establish, maintain, protect and enforce our rights in our technology and intellectual property rights, including trade secrets and other confidential information. Intellectual property laws and our procedures and restrictions provide only limited protection. Any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. While we take measures to protect our technology and intellectual property rights, such efforts may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which may result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies that are substantially similar or superior to ours, and we may not be able to prohibit uses of such technologies. We may also be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership or other rights in technology or intellectual property rights we regard as our own. The measures we take to protect our technology and intellectual property rights from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights or enforcement efforts will be sufficient to protect against others offering products, services or technologies that are substantially similar or superior to ours or that compete with our business.

To the extent that our employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. While we seek to protect our rights in such know-how and inventions, the measures we take may not be sufficient. Costly and time-consuming litigation may be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our know-how and inventions may adversely affect our business, financial condition and results of operations.

We may in the future be involved in litigation to enforce our intellectual property rights and to protect our trade secrets. Our efforts to enforce our intellectual property rights or trade secrets may be met with defenses, counterclaims and countersuits, including challenges on the validity and enforceability of our intellectual property. Any litigation initiated by us concerning the violation by third parties of our intellectual property rights is likely to be expensive and time-consuming and is likely to be distracting to management. Any such litigation could lead to the invalidation of, or render unenforceable, our intellectual property rights, or may otherwise have negative consequences for us. Further, detecting unauthorized use of our technology or intellectual property rights may be difficult, expensive, and time consuming, and we may not be able to identify and seek to prevent such uses. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, may delay the introduction and implementation of new technologies. This could result in us being required to substitute inferior or more costly technologies into the Einride Driver, Saga, connectivity solution or injure our reputation and the goodwill associated with our brand and business operations. Moreover, in certain foreign countries where the intellectual property laws may not be as protective as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak, or in certain foreign countries where we have chosen not to protect some or all of our intellectual property rights, we may be unable to stop others from infringing or misappropriating our intellectual property rights. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property and proprietary rights in the countries where we operate or plan to operate in the future, our business, financial condition and results of operations may be adversely affected.

Unauthorized parties may attempt to copy or reverse engineer our technology or certain aspects of our solutions that we consider proprietary. Litigation may be necessary in the future to enforce or defend our patents, to prevent unauthorized parties from copying or reverse engineering our solutions, to determine the validity and scope of the proprietary rights of others or to block the manufacturing, use or importation of infringing products into the United States, Europe or elsewhere where we have sufficient intellectual property right coverage. Initiation of any action related to patents may have multi-faceted responses, including defenses and counterclaims in the initiated action, invalidity actions in other governmental agencies, and other actions in other jurisdictions, possibly internationally. Such defenses could result in the invalidation or narrowing of our patent rights.

Whether initiated by us or a third party, any such litigation may result in substantial costs and diversion of management resources and attention. Additionally, it may force us to acquire intellectual property rights or licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms, or at all. This may adversely affect our business, financial condition, and results of operations. Even if we obtain favorable outcomes in litigation, we may not be able to obtain adequate remedies, especially in the context of unauthorized parties copying or reverse engineering our solutions.

We rely on licenses from third parties for technology and intellectual property rights that are critical to our business, and we may lose the rights to use such technology or intellectual property rights if those agreements are terminated or not renewed.

We rely on licenses from certain of our partners and other third parties for technology and intellectual property rights that are or may become critical to our business. Termination of our current or future license agreements may cause us to have to negotiate new or restated agreements with less favorable terms or cause us to lose our rights under the original agreements. In such an event, we could also incur delays and costs associated with the procurement of licenses for substitute technology or intellectual property rights, which may not be of the same quality or effectiveness as those provided under the prior license.

In the case of a loss of intellectual property rights used in the Einride Driver, Saga, Autonomous Truck, Control Tower, connectivity, our other proprietary systems or our suppliers’ systems, we may not be able to continue to integrate certain components into our solution or for our operations. We could also experience disruption to our development and procurement processes as we test and requalify any potential replacement technology. Even if we retain the licenses, the licenses may not be exclusive with respect to such component design or technologies, which may aid our competitors and adversely affect our business, financial condition, and results of operations.

We may be subject to intellectual property infringement claims, which, whether meritless or not, may be expensive and time-consuming to defend, distract management, require us to pay significant damages and limit our ability to use certain technologies, any of which may adversely affect our business, financial condition and results of operations.

The industry in which our business operates is characterized by a large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been a significant volume of litigation globally, including in the autonomous vehicle industry involving patents and other intellectual property rights, including suits initiated by non-practicing entities, such as patent holding companies. Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights. We may not be able to obtain a license on commercially reasonable terms, or at all. As we face increasing competition and as a public company, the possibility of third parties asserting claims against us relating to intellectual property rights grows. Such claims and litigation may involve one or more of our competitors seeking to use their patents and other intellectual property rights to obtain a competitive advantage. Such claims could also be initiated by patent holding companies or other adverse intellectual property rights holders who have no relevant product and service revenue. Patents, patent applications and other intellectual property rights held by us may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. Patent holding companies may also be advantaged in a lawsuit by limited costs, at least in part because they do not provide products or services. There may be intellectual property rights held by others, including issued or pending patents, that cover significant aspects of our technologies or business methods. We cannot assure you that we are not infringing or violating or have not infringed or violated any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. In addition, because patent applications can take many years to issue and are not initially published for the public to view, there may be applications now pending of which we are unaware, which may later result in issued patents that technology may infringe. Given the highly competitive nature of the space in which we operate, we expect that in the future we may receive notices that claim we or our collaborators have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows.

Regardless of the merits, defending ourselves against any intellectual property claims brought by third parties may be time-consuming and could result in substantial costs and a diversion of our resources. These claims and any resulting lawsuits, if resolved adversely to us, may subject us to significant liability for damages, impose temporary or permanent injunctions against our solution, technologies or business operations, or invalidate or render unenforceable our intellectual property rights. We may not be able to obtain necessary licenses on commercially reasonable terms, or at all.

If our technology is determined to infringe a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on any alleged infringement, misappropriation or other violation of third party intellectual property rights, we may be required to do one or more of the following: (i) cease development, sales, provision or use of our solutions that incorporate, use, implement, or rely on the asserted intellectual property right; (ii) obtain a license from the owner of the asserted intellectual property right, which may be unavailable on commercially reasonable terms, or at all, or which may be non-exclusive, in which case our competitors and other third parties may obtain access to the same technologies licensed to us; (iii) pay substantial royalties or other damages; or (iv) redesign our technology or one or more aspects or systems of the Einride Driver, Saga, Control Tower, Autonomous Truck or connectivity solution to avoid any infringement or allegations thereof. These options may not always be commercially feasible. Additionally, in our ordinary course of business, we agree to indemnify our customers, partners and other commercial counterparties for claims of infringement of intellectual property rights arising out of their use of our technology, so we may face liability to our business partners or third parties for indemnification, the costs of defending the claim, or other remedies in the event that a claim subject to our indemnification obligation is made against them.

We license third-party technology or intellectual property rights. Consequently, we could face claims that our use of such in-licensed technology or exercise of such intellectual property rights infringes, misappropriates or otherwise violates the intellectual property rights of others. In such cases, we may be permitted to seek indemnification from our licensors under our agreement with the licensor. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses.

We also may not be successful in attempts to redesign our technology to avoid any alleged infringement. A successful claim of infringement against us, or our failure or inability to develop and implement non-infringing technology or receive a license for the infringed intellectual property rights on acceptable terms and on a timely basis, could adversely affect our business and results of operations. Furthermore, such lawsuits, regardless of their merit or success, would likely be time-consuming and expensive to resolve and might divert management’s time and attention from our business, which may adversely affect our business, financial condition and results of operations. Also, such lawsuits, regardless of their merit or success, may harm our reputation with customers and in the industry at large.

Our applications for patents or other intellectual property rights registration may not issue or be registered, which may adversely affect our ability to prevent others from commercially exploiting products and technologies similar to ours.

Registration of intellectual property rights can be an expensive and time-consuming process. This may involve both research as to the pre-existing rights of other parties and engagement with complex government procedures and documentation. It is possible that examiners, registrars, and other government authorities who oversee applications for registration of intellectual property rights would contest the validity or registrability of our intellectual property rights. Overcoming such registration challenges could require significant effort and expense. If we are not able to timely obtain registrations for our intellectual property rights, this will negatively affect our ability to enforce the same against infringers, which may in turn create risks for our business as said infringers continue to operate.

We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application, or if we are the first party to file such a patent application. If another party has filed a patent application that covers the same subject matter as the application we have submitted, we may not be entitled to the protection sought by the patent application. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may design around our issued patents. Any unanticipated issues in the scope of the patent protection we seek may adversely affect our business, financial condition and results of operations. Further, changes to patent law, or the inability to enforce our patents in certain jurisdictions, may limit the scope of our patents, limit the enforceability or validity of our patents, or be limited by subject matter eligibility, in part or fully.

Parties in various jurisdictions and/or overlapping markets may be currently using brands, logos, or trademarks that are the same as or confusingly similar to those that we currently use or intend to use. While we will endeavor to avoid the use of any brand or trademark which would cause consumer confusion, it is possible that the use of our brands or trademarks could create consumer confusion in certain markets or jurisdictions. In such an event, we may be required to modify or discontinue the use of our existing brands or trademarks in part or in whole. Any efforts to redesign or replace existing branding may be costly, disrupt customer recognition or public perception, require substantial marketing investments to rebuild brand awareness, or otherwise result in delays or disruption to the effective marketing of our solution. Any of these may adversely affect our business, financial condition, and results of operations.

Our patents may expire and may not be extended, our patent applications may not be granted and our patent rights may be contested, circumvented, invalidated, or their scope limited. As a result, we may not be able to prevent others from developing or exploiting competing technologies, which may adversely affect our business, prospects, financial condition and results of operations.

We cannot be certain that we will be granted patents pursuant to our pending applications. Even if our patent applications succeed and we are issued patents in accordance with them, these patents may still be contested, circumvented or invalidated in the future. Future innovations by others may provide opportunities to design around our granted patents. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others may also bar us and our customers and licensees from exploiting any patents that issue from our pending applications or may otherwise limit the scope of any issued patent claims. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and may result in our patent applications not being issued or being subject to significant limitations in their scope. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

Certain of our innovations are embodied in proprietary information that may not be patentable or subject to copyrights, trademark, trade dress or service mark protection.

Certain of our innovations are embodied in proprietary information, such as trade secrets, know-how and confidential information, such that those innovations may not be patentable or subject to copyright, trademark, trade dress, service mark protection or other registrable intellectual property, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into third-party confidentiality agreements and consulting services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors and other third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Trade secrets or confidential information may also be willfully or unintentionally disclosed, including by employees, who may leave our company and join our competitors.

Notwithstanding contractual protections, we have limited control over the protection of our trade secrets held or used by our customers, OEMs, upfitters, suppliers and partners, and may lose future trade secret protection if any unauthorized disclosure of such information occurs. If any of our trade secrets were to be lawfully obtained by a competitor or other third party from our customers, OEMs, upfitters, suppliers and partners, we may have no right to prevent them from using that trade secret to compete with us. If any of our trade secrets were to be disclosed, whether lawfully or otherwise, to a competitor or other third party, our business, financial condition and results of operations may be adversely affected.

While we maintain policies to prevent trade secrets or confidential information from being disclosed in an inappropriate manner to third-party controlled large language models or other AI, breaches of these policies, or unauthorized disclosures by third parties, may result in disclosure of information to third parties and could result in loss of our trade secrets or disclosure of our trade secrets or confidential information to our competitors. In addition, our proprietary information may be independently developed by our competitors or other third parties, and we would have no basis to stop such uses. Any failure to protect our trade secrets or other proprietary information may adversely affect our business, financial condition, and results of operations. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property or any proprietary information that we hold. There is a risk that third parties may obtain and improperly utilize or disclose our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

We may be subject to claims that we or our employees have wrongfully used or disclosed trade secrets or other proprietary information of our employees’ former employers, which, whether or not meritless, could be distracting to management, expensive and time-consuming to defend, and result in significant liability and harm our reputation, any of which may adversely affect our business, financial condition, and results of operations.

Our industry is highly competitive, specifically with respect to management, engineers and other key employees, and claims of trade secret misappropriation have been made in the past between competitors. We may be subject to claims that we or our employees have inadvertently, purposefully, or otherwise used or disclosed trade secrets or other proprietary information of an employee’s former employer. While we use reasonable efforts to advise against, and require our employees not to use any trade secrets or proprietary information from their former employers in the development of our technology and intellectual property, we cannot guarantee that our processes or requirements will be effective. Litigation may be necessary to defend against these claims, whether or not they have merit. Even if we are successful in defending against these claims, litigation may result in substantial costs and demands on management resources. If we fail in defending such claims, in addition to paying significant monetary damages, we may also lose the ability to utilize valuable intellectual property rights or retain key personnel. A loss of key personnel or their work product, or the ability to use proprietary information we regarded as our own, may hamper or prevent our ability to scale our commercial operations, which may adversely affect our business, financial condition and results of operations. In addition, if we are required to re-design or re-engineer our technology as a result of any such litigation, whether or not such litigation has merit, our business, financial condition, and results of operations may be adversely affected.

Our software contains third-party open-source software components, which may expose us to information security vulnerabilities, result in failures, errors, and defects, and may not be supported now or in the future. Our failure to comply with the terms of the underlying open-source software licenses may restrict our ability to sell our products, give rise to claims for infringement or breach of contract, or require us to disclose and license certain of our proprietary source code.

Our software contains components that are licensed under so-called “open-source,” “free” or other similar licenses. Use and distribution of open-source software may entail greater risks than use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. Accordingly, we cannot assure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. In addition, the public availability of such software may make it easier for others to compromise, copy or reverse-engineer our technology. Many of the risks associated with the use of open-source software cannot be eliminated. If not properly addressed, these risks could negatively affect our business, our intellectual property and the security of our systems, products and services. To the extent that our systems depend upon the successful operation of the open-source software it uses, any undetected errors or defects in such open-source software may prevent the deployment or impair the functionality or security of our systems or applications, delay the introduction of new solutions, result in a failure of our systems, products or services, and injure our reputation. For example, undetected errors or defects in open-source software may render it vulnerable to breaches or cyberattacks and make our systems more vulnerable to security breaches and other cyber incidents.

Open-source software is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. Open-source license terms are often ambiguous, sporadically and unpredictably enforced, and there is little legal precedent governing their interpretation. Certain open-source licenses may give rise to obligations to disclose or license our source code or other intellectual property rights if such open-source software is integrated with our proprietary software or distributed in certain ways. We currently combine our proprietary software with open-source software, but not in a manner that we believe requires the release of the source code of our material proprietary software to the public. If we combine or distribute our proprietary software with open-source software in a manner that is determined to require disclosure of our proprietary software under the terms of an open-source license, we may decide to release the source code to our proprietary software as open-source software or cease using the relevant open-source software which might be costly or otherwise difficult to replace. In addition, if the license terms for newer versions of the open-source software that we use change, we may be forced to re-design or re-engineer our software, incur additional costs or discontinue the use of certain offerings if re-designing or re-engineering may not be accomplished in a timely manner. Although we monitor our use of open-source software to avoid subjecting material proprietary software to unintended conditions, there is a risk that these licenses may be construed in a way that may impose unanticipated conditions or restrictions on our ability to commercialize our offerings. We may be subject to lawsuits by parties claiming ownership of what we believe to be open-source software or claiming non-compliance with the terms and conditions of an open-source license. Should that occur, we may incur significant legal costs defending ourselves against such allegations. If we were held to have breached or to have failed to fully comply with such terms and conditions, we may face infringement claims or other liability, including contractual liability, may be required to seek costly licenses from third parties to continue providing our technology, including on terms that are not economically feasible, to re-design or re-engineer our technology, or to make generally available, in source code form our proprietary code, any of which may adversely affect our business, financial condition and operating results. We cannot guarantee that we have used open-source software in a manner that will not subject us to liability or in a manner that is consistent with our current policies and procedures.

We may not be able to protect our intellectual property rights globally, and changes in intellectual property law may diminish the value of our intellectual property rights in general, thereby impairing our ability to protect our products.

New laws and regulations related to intellectual property rights by the U.S. Congress, European commission and other governing bodies in jurisdictions where we operate, as well as decisions by courts in those jurisdictions, including the U.S. Supreme Court, Court of Justice of the European Union and Unified Patent Court, involving intellectual property rights may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, the extent to which intellectual property rights can be used to protect AI, datasets, weights, and biases has not yet settled, the treatment of Standard Essential Patents during enforcement actions are not yet settled, and many aspects of intellectual property law are subject to change. Any change to the treatment of intellectual property rights, or to the available scope of intellectual property rights in such technologies, may adversely affect our business, financial condition, and results of operations.

Further, the standards applied by the United States Patent and Trademark Office, European Patent Office and other foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable for business methods. As such, we do not know the degree of future protection that we will have on our technologies, products, and services. While we will endeavor to protect our technologies, products, and services with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive, and sometimes unpredictable.

The U.S. Supreme Court has ruled on several patent cases in recent years, such as Impression Products, Inc. v. Lexmark International, Inc. and Alice Corporation Pty. Ltd. v. CLS Bank International, and the Court of Appeal for the Federal Circuit has ruled on cases such as Recentive Analytics, Inc. v. Fox. Corp. In each case the courts have either narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, these rulings have created uncertainty with respect to the value of patents, once obtained. Depending on decisions by governing bodies, courts, and patent offices, the laws and regulations governing intellectual property may change in unpredictable ways, which may weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Actions in and between foreign jurisdictions may create similar problems or may create divergent issues based on uncertain or different results. In particular, the recent formation of the Unified Patent Court in Europe creates a new degree of uncertainty regarding both scope of protection and enforcement within Europe which will take at least a decade to settle.

In addition, not all countries protect intellectual property rights as fully as others and, accordingly, intellectual property protection may be limited or unavailable in some countries where we choose to do business. It may therefore be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries, which could diminish the value of our solutions or brands and cause our competitive position and growth to suffer. Filing, prosecuting and defending our intellectual property in all countries throughout the world may be prohibitively expensive. The lack of adequate legal protections of intellectual property or failure of legal remedies for related actions in certain countries could have an adverse effect on our business, financial condition and results of operations.

Risks Related to the Government Contracts

A portion of our historical revenue has come from our contracts with the public sector, and our failure to receive and maintain government contracts or changes in the contracting or fiscal policies of the public sector may adversely affect our business, financial condition, and results of operations.

We have historically derived a portion of our revenue from contracts with governments, including a contract with a European government for the licensing of the Einride Driver for certain defense use cases and a contract with DP World, a subsidiary of a holding company owned by the government of Dubai, for the deployment of electric and electric autonomous freight mobility in the Port of Jebel Ali. In addition, in the future, we intend to continue to market the Einride Driver for defense use cases with the goal of entering into additional defense contracts, and we expect to continue providing our services, including FCaaS and SaaS products, to customers associated with governments. Sales to such governments, or government associated entities, are subject to a number of challenges and risks. Selling to governments can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. We also must comply with laws and regulations relating to the formation, administration, and performance of contracts, and contract clauses including those arising from law, regulations and executive orders, all of which impose obligations and provide public sector customers rights, many of which are not typically found in commercial contracts. In addition, we participate in government financed projects and receive government grants to, among other things, purchase electric heavy-duty vehicles, build and deploy charging infrastructure, and research projects, including autonomous applications and battery research projects.

Accordingly, our business, financial condition and results of operations may be adversely affected by certain events or activities, including:

●	changes in fiscal or contracting policies or decreases in available government funding;

●	changes in government programs, funding priorities, and requirements;

●	changes in the political environment, including before or after a change to the leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding;

●	changes in government administration and national and international priorities, including developments in the geopolitical environment;

●	changes in the government’s attitude towards the capabilities that we offer, especially in the areas of energy and infrastructure;

●	changes in the government’s attitude towards us as a company or our solutions as viable or acceptable autonomy solutions;

●	appeals, disputes, or litigation relating to government procurement, including bid protests by unsuccessful bidders on potential or actual awards of contracts to us by the government;

●	the adoption of new laws or regulations or changes to existing laws or regulations;

●	budgetary constraints, including automatic reductions as a result of “sequestration” or similar measures and constraints imposed by any lapses in appropriations for the federal government or certain of its departments and agencies;

●	influence by, or competition from, third parties with respect to pending, new, or existing contracts with government customers;

●	potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters, government shutdowns and public health concerns or epidemics;

●	increased or unexpected costs or unanticipated delays caused by other factors outside of our control, such as supply chain constraints; and

●	government exercises of contractual rights, including the right to terminate contracts when in the government’s interest; exercise contract options; perform contract audits; the right to reduce orders under or otherwise modify contracts; cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable; and prohibit future procurement awards with a particular agency due to a finding of organizational conflicts of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors, or the existence of conflicting roles that might bias a contractor’s judgment.

Any such event, activity, or action, among others, may cause governmental agencies to delay or refrain from purchasing our solutions in the future, reduce the size or payment amounts of purchases from existing or new customers who are direct or indirectly government owned, or otherwise adversely affect our business, financial condition, and results of operations.

In addition, we may be required to compete for contracts in a competitive bidding process. We may compete directly with other suppliers or align with a prime or subcontractor competing for a contract. We may not be awarded the contract if the pricing or product offering is not competitive, either at our level or the prime or subcontractor level. We may also be disadvantaged in the bidding process as we may lack the size and reputation of larger defense contractors who have more experience contracting with governments or that particular government. In particular, competitors may be better equipped to comply with a government’s requirements and criteria for defense contracts. In addition, in the event we are awarded a contract, we are subject to protests by losing bidders of contract awards that can result in the reopening of the bidding process, re-evaluation and new award of the contract to another bidder. In addition, we may be subject to multiple rebid requirements over the life of a program in order to continue to participate in such a program, which can result in the loss of the program or significantly reduce our revenue or margin from the program. Further, a foreign government or a government contractor customer could require us to relinquish data rights to a product in connection with performing work on a government contract, which could lead to a loss of valuable technology and intellectual property in order to participate in a government program.

Significant costs may be incurred to ensure compliance with requirements unique to government contracts. Uncertainty exists with regard to proposed and future changes to government contract regulatory requirements, and such changes could subject our company to increased risks and costs. Under government contracts, we will be required to restrict the use and dissemination of information classified for national security purposes and the export of certain products, services and technical data. If an actual or perceived breach of security measures, unauthorized access to our system or the systems of the third-party vendors that we rely upon, or any other cybersecurity threat occurs, we may face direct or indirect liability, costs, or damages, contract termination. In addition, our reputation in the industry and with current and potential customers may be compromised, our ability to attract new customers could be negatively affected, and our business, financial condition, and results of operations could be materially and adversely affected.

Failure to comply with laws, regulations, or contractual provisions applicable to our business could cause us to lose public sector customers or our ability to contract with the United States and other governments.

As a government contractor, we must comply with laws, regulations, and contractual provisions relating to the formation, administration, and performance of government contracts and inclusion on government contract vehicles, which affect how we and our partners do business with government agencies. As a result of actual or perceived noncompliance with government contracting laws, regulations, or contractual provisions, we may be subject to audits and investigations. This may prove costly to our business financially, divert management time, tarnish our brand among customers and potential customers, affect our ability to hire, attract and maintain qualified employees, or limit our ability to continue selling our platforms and services to our government customers. These laws and regulations may impose other added costs on our business. In addition, if we contract with governments, we may become subject to their cybersecurity requirements, which may increase our costs or delay the award of the contract if we are unable to certify that we satisfy such cybersecurity requirements. Failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could subject us to investigations, administrative proceedings, sanctions, enforcement actions, disgorgement of profits, claims for damages, civil and criminal penalties, termination of contracts and suspension or debarment from government contracting for a period of time with government agencies. Any negative outcome from such inquiries or investigations or failure to prevail in any possible civil or criminal litigation, damages, penalties, disruption, or limitation in our ability to do business with a government could adversely affect our business, financial condition and results of operations.

Risks Related to Financial, Tax, and Accounting Matters

We require a significant amount of capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and results of operations may be adversely affected.

The development and commercialization of our services are capital-intensive. Our limited operating history means we have limited historical data on the demand for our solutions. As a result, our future capital requirements are uncertain and actual capital requirements may differ from those currently anticipated, particularly as we incur additional costs associated with operating as a public company. We expect to focus our investments further scaling the FCaaS offering with our commercial Autonomous Truck and CETs as well as the SaaS offerings through the Einride Driver and Einride Platform, as well as building out our network of charging stations. We also expect to continue investing in R&D to further enhance our technology and FCaaS and SaaS offerings. We may need to seek equity or debt financing to fund a portion of our future expenditures. Such financing might not be available to us in a timely manner, on terms that are acceptable, or at all.

In addition, we rely on financing arrangements for the deployment of our CETs, typically through leases or asset backed loans, which may not be available to us for reasons such as lack of profitability, the nascent nature of the asset or a lender’s risk assessment. If we are unable to source financing for our CETs, our ability to grow our operations may be impeded and we may face cash constraints. Also, as we expect to scale our deployment of the Autonomous Trucks under our FCaaS offering, we expect to rely on financing solutions for such vehicles as well. The Autonomous Trucks constitute even newer technology than the CETs, and the financing may not be available on acceptable terms, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions, our financial condition, investor acceptance of our business plan, regulatory requirements and the scale of our commercial operations. We may raise these additional funds through the issuance of equity, equity-linked securities, debt securities, or through other forms of financing, inter alia, by way of leasing arrangements or asset backed loans. To the extent that we raise additional financing by issuing equity securities or equity-linked securities, our shareholders may experience substantial dilution. To the extent we engage in debt financing, we may become subject to restrictive covenants that may limit our flexibility in conducting future business activities. Financial institutions may request credit enhancements such as third-party guarantees and security interest in collateral in order to extend loans to us. We cannot be certain that additional funds will be available to us on attractive terms when required, or at all. If we cannot raise additional funds when we need them, our business, financial condition and results of operations may be adversely affected.

We may incur substantial indebtedness which may adversely affect our business and limit our ability to plan for or respond to changes in our business.

We have in the past incurred and may continue to incur indebtedness. Our ability to make payments on our debt obligations and to fund planned capital expenditures depends on our ability to generate cash from our future operations. To a certain extent, this is subject to financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, if we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic investments and alliances, any of which may impede the implementation of our business plans, prevent us from entering into transactions that may otherwise benefit our business and/or adversely affect our financial condition and results of operations. We may not be able to refinance our indebtedness or take such other actions, if necessary, on commercially reasonable terms, or at all.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain an effective system of internal control over financial reporting when we are subject to compliance with the Sarbanes-Oxley Act of 2002, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

Prior to the Business Combination, we have been a private company with limited accounting personnel and other resources to address our internal controls over financial reporting and procedures. In connection with the audit of the consolidated financial statements for the years ended December 31, 2025 and 2024, we have identified material weaknesses in our internal control over financial reporting related to:

●	Insufficient design and implementation of business process controls and entity level controls including lack of evidence retention around key judgments and reviews, validation of reports used in controls and lack of documentation of review over journal entries.

●	Insufficient design and implementation of information technology (“IT”) general controls including IT operations, user access and change management.

●	Lack of segregation of duties across both business and IT processes.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

As a U.S. public company, we will be required to comply with Section 404(a) and Section 404(b) of the Sarbanes-Oxley Act of 2002 (“SOX Section 404(a)” and “SOX Section 404(b)”, respectively). SOX Section 404(a) mandates that we establish and maintain effective internal control over financial reporting and annually assess and report on the effectiveness of these controls. The identification of material weaknesses in our internal control over financial reporting prior to becoming a public company indicates that we will need to devote significant resources and management attention to remediate these deficiencies in order to comply with SOX Section 404(a) and Section 404(b). So long as we maintain our status as an emerging growth company, we will remain exempt for up to five years for the external auditor attestation requirements of SOX Section 404(b).

We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate the identified material weaknesses for the years ended December 31, 2025 and 2024. This includes engaging with a third party consultant to document our end to end processes, identifying key controls and associated actions required to remediate these. At the time of this proxy statement/prospectus, this work is ongoing and these material weaknesses have not been remediated.

While we are actively undertaking these remediation efforts to address the identified material weaknesses, there can be no assurance that such efforts will be successful or completed in a timely manner or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Failure to remediate these material weaknesses and implement effective internal control over financial reporting could result in errors or material misstatements in our financial statements, which may require restatements or cause delays in filing our annual report with the SEC.

Any failure to maintain effective internal control over financial reporting, or further identification of material weaknesses, could adversely affect our ability to produce accurate and timely financial statements. This could lead to regulatory scrutiny, enforcement actions, loss of investor confidence, and a decline in the market price of our securities. Additionally, remediation efforts may require significant management time and resources, potentially diverting attention from other business priorities.

Accordingly, these material weaknesses and any future control deficiencies could materially and adversely affect our business, financial condition, results of operations, and prospects. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions.

There is doubt about our ability to continue as a “going concern.”

Although our audited financial statements for the years ended December 31, 2025 and 2024 were prepared under the assumption that we will continue our operations as a going concern, we have incurred and expect to continue to incur significant expenses and operating losses. These circumstances raise doubt about our ability to continue as a going concern, and the reports of our independent registered public accounting firm that accompany our financial statements for the year ended December 31, 2025 and 2024 include an explanatory paragraph that states certain conditions exist that raise doubt about our ability to continue as a going concern in relation to the foregoing.

Our future capital requirements will depend on many factors, including our level of investment in research and development to develop and deploy our transport solutions, market acceptance of our FCaaS and SaaS offerings, our ability to attract and retain customers, and the net cash proceeds of the Business Combination. If we are unable to raise sufficient capital when needed, our business, financial condition and results of operations may be adversely affected, and we may need to significantly modify our operational plans to continue as a going concern. The amount of cash on hand following the Business Combination is uncertain because we cannot predict the amount of redemptions by Legato III Public Shareholders in connection with the closing of the Business Combination. If the net cash proceeds from the Business Combination are less than expected, due to high levels of redemptions or otherwise, we may not have sufficient liquidity to meet our capital requirements and fund our operating plan. If we do not have sufficient cash to fund our operating plan, we may be required to seek additional funding from debt or equity offerings, reduce research and development initiatives, reduce our growth plans or liquidate our assets. In conjunction with such a liquidation, the values we receive for our assets in liquidation or dissolution may be significantly lower than the values reflected in our financial statements. Our lack of cash resources and our potential inability to continue as a going concern may adversely affect our stock price and our ability to raise new capital or to enter into critical contractual relations with third parties due to concerns about our ability to meet our contractual obligations.

The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from our inability to continue as a going concern. Please see the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Einride—Liquidity and Capital Resources” for additional information.

If Einride is characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may experience adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The determination of whether Einride will be treated as a PFIC for the taxable year that includes the Business Combination will depend on a number of factors, including the timing of the Business Combination and the amount of cash held by Legato III and Einride and its subsidiaries at the time of the Business Combination, among others. Accordingly, there can be no assurances in this regard or any assurances that Einride will not be treated as a PFIC in the taxable year that includes the Business Combination or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Following the consummation of the Business Combination, whether Einride or any of its subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of its income and assets, and the market value of its securities. Changes in Einride’s composition, the composition of Einride’s income or the composition of its assets may cause it to be or become a PFIC for the current or subsequent taxable years. Whether Einride is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If Einride is a PFIC for any taxable year, a U.S. Holder of its securities may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Certain Material U.S. Federal Income Tax Considerations—U.S. Holders—Ownership and Disposition of Einride ADSs and Einride Warrants by U.S. Holders—Passive Foreign Investment Company Rules.” U.S. Holders of Einride’s securities are strongly encouraged to consult their tax advisors regarding the potential application of these rules to Einride and the ownership of its securities.

Our estimates of our cash needs may prove inaccurate in which case we may need to raise capital or change our operating plans and timelines.

We are spending significant amounts to develop our business and have estimated how much cash we will need on a quarterly basis until we raise additional funds or become cash flow positive. These estimates are based on our current operating plan and are subject to significant uncertainties and contingencies, many of which are beyond our control. Our estimates regarding our cash requirements may prove inaccurate, causing the actual amount to differ from our estimates. We may also find that our business operations are more expensive than we currently anticipate or that these efforts may not result in revenues, which may further increase our cash needs and losses. If our cash expenditures are higher than expected, we may need to raise additional capital or adjust our operating plans and timelines. There can be no assurance that we will be able to raise additional capital on acceptable terms or at all.

We have relied upon, and may continue to rely upon, certain assumptions and estimates to calculate certain metrics, and real or perceived inaccuracies in such metrics may adversely affect our business, financial condition, and results of operations.

Certain of the metrics and figures that we disclose have been calculated using internal company data that has not been independently verified. While these metrics and figures are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring these metrics and figures. We regularly review our metrics, and may adjust our processes for calculating metrics and other figures to improve their accuracy, but these efforts may not prove successful, and we may discover material inaccuracies. In addition, our methodologies for calculating these metrics may be updated from time to time and may differ from the methodologies used by other companies to calculate similar metrics and figures. We may also discover unexpected errors in the data that we are using that resulted from technical or other errors. Also, the residual values of our CETs, battery packs, Autonomous Trucks, and other hardware are highly volatile, there is limited data available to estimate such residual values, and such residual values of our hardware may decrease faster than anticipated due to technological obsolescence or increases in, for example, battery replacement costs. The failure to accurately estimate the residual values of these assets could materially and adversely impact our financial condition and results of operations.

In addition, our total addressable market and opportunity estimates, growth forecasts, pricing, cost, and customer demand included in this proxy statement/prospectus are subject to significant uncertainty and are based on assumptions and estimates that may prove inaccurate. The projections, forecasts and estimates in this proxy statement/prospectus relating to the expected size and growth of the markets for freight transport may prove similarly imprecise. There is no guarantee that we will be able to successfully commercialize our solutions at scale within the addressable market opportunities presented. Even if the market in which we compete meets our size estimates and growth forecasts, our business could fail to grow at the levels we expect or at all for a variety of reasons outside our control, including competition in our industry. If securities analysts or investors do not consider any metric we may disclose in the future to be accurate representations of our business, or if we discover material inaccuracies in our estimates, then the market price of our securities may decline, and our business, financial condition, and results of operations may be adversely affected.

If our judgments or estimates relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations may fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of our financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates in part on historical experience, market observable inputs, if available, and various other assumptions that we believe to be reasonable under the circumstances, as provided in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Einride—Critical Accounting Estimates.” Significant judgments, estimates, and assumptions used in preparing our financial statements include, or may in the future include, those related to revenue recognition, stock-based compensation, valuation of fixed assets, and valuation of financial instruments. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which may cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our securities.

Our current and future insurance coverage may not be adequate to protect us from all business risks or may be prohibitively expensive.

In the ordinary course of business, we may be subject to losses and expenses resulting from product liability, accidents, acts of God, errors and omissions, cyber claims, data breaches and other claims against us, for which we may have insufficient insurance coverage or no insurance coverage. Further, because we operate in a new and thus inherently risky industry, insurance policies may not be available to us on terms and rates that are acceptable to us or at all. In addition, as a general matter, the policies that we do have may include significant deductibles, self-insured retentions, coverage caps and exclusions. Accordingly, we cannot be certain that our current and future insurance coverage will be sufficient to cover all existing and future losses, legal fees or claims against us. A loss or claim that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which may adversely affect our business, financial condition and results of operations. Further, actions or inactions of others in our industry, through no fault of our own, may materially increase the cost of insurance and/or materially decrease the coverage available to us on commercially reasonable terms. Insurance policies may not exist, or may be insufficient, for possible novel claims or causes of action which may be pled or come into existence in the future based upon our continued development of new technologies.

Unanticipated changes in effective tax rates, adverse outcomes resulting from examination of our income, changes in tax laws or regulations, changes in our ability to utilize our net operating loss, or other tax-related changes may adversely affect our business, prospects, financial condition, and results of operations.

We are subject to income and other taxes in the United States and other jurisdictions, each of which has its own rules. Our current and future effective tax rates may be subject to volatility or adversely affected by a number of factors, including changes in the valuation of our deferred tax assets and liabilities; expected timing and amount of the release of any tax valuation allowances; tax effects of stock-based compensation; changes in tax laws, regulations or interpretations thereof; or lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates. Further, our consolidated effective income tax rate and other tax liabilities worldwide could be materially adversely affected by several factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have differing statutory tax rates; changes in the tax laws, regulations, interpretations and enforcement; and the resolution of issues arising from tax audits or examinations and any related interest or penalties.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits may adversely affect our business, financial condition, and results of operations.

Our current and future effective tax rates may be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation. In addition, we may be subject to tax audits by various tax jurisdictions. Although we believe our tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution by one or more taxing authorities may have a material impact on the results of our operations.

Recent changes and currently proposed changes in tax laws may have a material adverse effect on our business, cash flow, results of operations or financial conditions.

As previously noted above, we are and will be generally subject to tax laws, regulations, and policies of several taxing jurisdictions. In addition, potential changes in tax laws, as well as other factors, may cause us to experience fluctuations in our future tax obligations and effective tax rates and otherwise adversely affect our future tax positions and/or our future tax liabilities. For example, the One Big Beautiful Bill Act (or “OBBB Act”), enacted on July 4, 2025, added Section 174A to the Code, permitting the deduction of certain U.S. research and development expenditures incurred in tax years beginning on or after January 1, 2025, but expenditures attributable to research and development conducted outside the U.S. continue to be required to be capitalized and amortized over a 15-year period. We are currently evaluating the full impact of the OBBB Act on us. Further, many countries, and organizations such as the Organization for Economic Cooperation and Development (the “OECD”) have proposed implementing changes to existing tax laws. In particular, the OECD has been discussing fundamental changes in allocation of profits among tax jurisdictions in which companies do business, as well as the implementation of a global minimum tax (referred to as “Pillar One” and “Pillar Two” respectively). Discussions on Pillar One are ongoing. The proliferation of digital services taxes and similar taxes, which are generally revenue-based tax measures, may continue unless broader international tax reform is implemented. The OECD and participating countries continue to issue administrative guidance related to Pillar Two. A growing number of countries have meanwhile enacted, are in the process of enacting, or are considering domestic legislation to implement Pillar Two, including updating legislation to reflect the OECD administrative guidance issued. Sweden has enacted such legislation at the end of 2023, with application as of January 1, 2024.In addition, Any of these or other developments or changes in U.S. federal, state, or international tax laws or tax rulings may adversely affect our current and future effective tax rate and our operating results. There can be no assurance that our current and future effective tax rates or tax payments will not be adversely affected by these or other developments or changes in law.

Our transfer pricing policies may be subject to challenge by local tax authorities.

As a multinational organization operating in multiple jurisdictions, including, the E.U., United States and the Middle East, we have established transfer pricing policies to support and enable tax compliant intercompany transfers of funds on an arm’s length basis. While, to the best of our knowledge, our policies are compliant with tax laws in the different jurisdictions, tax authorities in these jurisdictions could challenge our intercompany transfer pricing policies and, consequently, the tax treatment of corresponding expenses and income. If any of these tax authorities were to be successful in challenging our transfer pricing policies, we may be liable for additional corporate income tax, and penalties and interest related thereto, which may have a significant impact on our results of operations and financial condition.

If the fair market value of Einride Ordinary Shares fluctuates significantly on a quarterly or bi-annual basis, the social costs Einride accrues for share-based compensation will also fluctuate significantly, which could result in Einride failing to meet its expectations or investor expectations for quarterly or bi-annual financial performance. This could negatively impact investor sentiment for Einride, and as a result, adversely impact the price of Einride Ordinary Shares.

Social costs are payroll taxes associated with employee salaries and benefits, including share-based compensation that Einride is subject to in various countries in which it operates. This is not a withholding tax. For the year ended December 31, 2025, we recorded a social cost expense related to share-based compensation of SEK 12,332,000.

When the fair market value of Einride Ordinary Shares increases on a quarter-to-quarter basis, the accrued expense for social costs will increase, and when the fair market value of Einride Ordinary Shares falls, there will be a reduction in social costs expense, all other things being equal, including the number of vested equity incentive awards and the average exercise price remaining constant. After our initial listing on Nasdaq, we expect the fair market value of Einride Ordinary Shares to be more volatile than the fair market value of Einride Ordinary Shares as a private company. See “— An established market for Einride’s securities may not develop following consummation of the Business Combination.” As a result, the accrued expense for social costs may fluctuate significantly from quarter to quarter, which could result in Einride failing to meet its expectations or investor expectations for quarterly financial performance. This could negatively impact investor sentiment for Einride, and as a result, the price for Einride Ordinary Shares.

Approximately 78% of Einride’s employees are in Sweden. Einride has and will continue to be subject to social costs related to cash compensation paid to its Swedish employees. In addition, while Einride has not historically been subject to social costs related to equity incentive awards in Sweden, and no stock options or restricted stock units (“RSUs”) are currently held by Swedish employees, Einride intends to grant equity incentive awards to these individuals following the Closing. With respect to such future grants, Einride will be required to pay a 31.42% tax to the Swedish government on the profit an employee realizes on the exercise of stock options or the vesting of RSUs.

Einride cannot predict the timing of exercises or the future market price of the Einride Ordinary Shares. As a result, once these awards begin to vest or are exercised, the associated cash payments to the Swedish government may vary significantly from quarter to quarter.

General and Macroeconomic Risks

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as terrorism. Material disruptions of our business or information systems resulting from these events may adversely affect our business, financial condition, and results of operations.

A significant natural disaster, such as an earthquake, fire, flood, hurricane or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events, including the COVID-19 pandemic and its aftermath, may adversely affect our business, financial condition and results of operations. Natural disasters and associated events may occur in the future with increasing frequency or severity as a result of climate change, which could cause business interruptions. In addition, natural disasters, acts of terrorism or war may cause disruptions in our remaining operations, or our partners’, customers’ or suppliers’ businesses, or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by man-made problems, such as power disruptions, may adversely affect our business. We do not have a formal disaster recovery plan or policy in place and do not currently require that our partners have such plans or policies in place. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. Any of the foregoing may result in business interruptions that may adversely affect our business, financial condition and results of operations. Further, the insurance we maintain may be insufficient to cover our losses resulting from such business interruptions, and any incidents may result in loss of, or increased costs of, such insurance.

General business and economic conditions, and risks related to the trucking, industrial, oil and gas and public sector ecosystems, may adversely affect our business, financial condition, and results of operations.

Our performance is subject to macroeconomic conditions that are beyond our control and the effect of such conditions on levels of activity in ground transportation. Such macroeconomic factors include interest rates, the rate of inflation, unemployment levels, the availability of government stimulus and unemployment compensation payments, the impact of a federal government shutdown, natural disasters, health epidemics, gasoline prices, energy prices, adjustments in monthly payments, adjustable-rate mortgages and other debt payments, and consumer perceptions of economic condition. For example, changes in macroeconomic conditions due to actual or proposed tariff changes could increase consumer prices, unemployment rates, and inflation, each of which in turn could affect consumer spending and the amount of products requiring ground transportation by our customers or partners. A deterioration of macroeconomic conditions may therefore cause fluctuations in our ability to scale our commercial operations or adversely affect our business, financial condition, and results of operations.

Risks Relating to the Business Combination

Unless the context otherwise requires, all references in this subsection to “Legato III,” “we,” “us,” or “our” refer to Legato Merger Corp. III.

If Legato III’s shareholders fail to properly demand redemption rights, they will not be entitled to redeem their Legato III Public Shares for a pro rata portion of the Trust Account.

Legato III shareholders holding Legato III Public Shares may redeem their shares for a pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. To demand redemption rights, Legato III shareholders must deliver their shares (either physically or electronically using DTC’s DWAC System) to Legato III’s Transfer Agent no later than two business days prior to the Meeting. In order to obtain a physical stock certificate, a shareholder’s broker and/or clearing broker, DTC and Legato III’s Transfer Agent will need to act to facilitate this request. It is Legato III’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Legato III does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While Legato III has been advised that it takes a short time to deliver shares through the DWAC System, it cannot assure you of this fact. Accordingly, if it takes longer than Legato III anticipates for shareholders to deliver their shares, shareholders who wish to redeem their Legato III Public Shares may be unable to meet the deadline for exercising their redemption rights. Any Legato III shareholder who fails to properly demand redemption rights by delivering his, her or its Legato III Public Shares will not be entitled to redeem his, her or its shares for a pro rata portion of the Trust Account. See the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your Legato III Public Shares for cash.

If a Legato III Public Shareholder fails to receive notice of its right to redeem Legato III Public Shares in connection with the Business Combination or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite Legato III’s compliance with the proxy rules, a Legato III Public Shareholder fails to receive Legato III’s proxy materials, such Legato III Public Shareholder may not become aware of the opportunity to redeem his, her or its Legato III Public Shares. In addition, the proxy materials that Legato III is furnishing to holders of Legato III Public Shares in connection with the Business Combination describe the various procedures that must be complied with in order to validly redeem Legato III Public Shares. In the event that a Legato III Public Shareholder fails to comply with these procedures, its Legato III Public Shares may not be redeemed.

Legato III does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Legato III to complete the Business Combination even if a substantial majority of Legato III shareholders do not support it.

Legato III does not have a specified maximum redemption threshold. As a result, Legato III may be able to complete the Business Combination even though a substantial portion of Legato III Public Shareholders do not agree with the transaction and have redeemed their Legato III Public Shares or have entered into privately negotiated agreements to sell their shares.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

Legato III can give no assurance as to the price at which a former Legato III Public Shareholder may be able to sell its Einride Ordinary Shares in the future following the completion of the Business Combination (or the shares of the combined company following any alternative initial business combination). Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the share price of the combined company, and may result in a lower value realized now than a former Legato III Public Shareholder might realize in the future had the shareholder not redeemed its Legato III Public Shares. Similarly, if a Legato III Public Shareholder does not redeem its Legato III Public Shares, the shareholder will bear the risk of ownership of Einride Ordinary Shares after the completion of the Business Combination (or the shares of the combined company after any alternative initial business combination), and there can be no assurance that a stockholder can sell the shares of the combined company in the future for a greater amount than the redemption price. A Legato III Public Shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.

The Legato III Public Shareholders will experience immediate dilution as a consequence of the Business Combination. Having a minority share position will reduce the influence that the current Legato III Public Shareholders have on the management of Einride.

The Legato III Public Shareholders will experience immediate dilution as a consequence of the Business Combination. Having a minority share position will reduce the influence that current Legato III Public Shareholders have on the management of Einride. It is anticipated that upon completion of the Business Combination and assuming no redemptions by the Legato III Public Shareholders, the current Legato III Public Shareholders will retain an ownership interest of approximately 12.1%. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The first table shows the potential impact of redemptions on the share ownership of Einride by non-redeeming Legato III Public Shareholders in (i) a no redemption scenario, (ii) 25% redemption scenario, (iii) 50% redemption scenario, (iv) 75% redemption scenario, and (v) maximum redemption scenario. For illustrative purposes, the information in the first table also assumes that (i) there are no other issuances of equity interests of Legato III or Einride prior to the Closing, (ii) none of the Initial Shareholders purchases any additional Legato III Ordinary Shares prior to the Closing, (iii) that the Business Combination closes on May 31, 2026 and (iv) all holders of Participating Company Derivatives elect to convert such Participating Company Derivatives into Einride Ordinary Shares on a cashless or net exercise basis. In addition, the information in this table does not take into account Non-Participating Company Derivatives (other than any Exercised Unvested ITM Warrant), Einride Warrants, PIPE Warrants and the unvested portion of the Specified Warrants that will remain outstanding following the Business Combination and may be exercised at a later date. The actual ownership of Einride Ordinary Shares, as a result of the Business Combination, will be within the parameters described by the five scenarios below. However, there can be no assurance regarding which scenario will be closest to the actual results. The second table below show the anticipated ownership of Einride upon completion of the Business Combination, along with other potential sources of dilution, under the same redemption scenarios.

	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 50% Redemption(3)		Assuming 75% Redemption(4)		Assuming Maximum Redemption(5)
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Legato III Public Shareholders	20,125,000	12.1%	15,093,750	9.4%	10,062,500	6.5%	5,031,250	3.4%	-	-
Initial Shareholders and Affiliates(6)	4,932,779	3.0%	4,471,147	2.8%	4,009,515	2.6%	3,547,882	2.4%	3,086,250	2.1%
BTIG, LLC (7)	188,125	0.1%	188,125	0.1%	188,125	0.1%	188,125	0.1%	188,125	0.1%
PIPE Investors(8)	14,188,891	8.5%	14,188,891	8.8%	14,188,891	9.1%	14,188,891	9.5%	14,188,891	9.8%
Einride Shareholders(9)	126,702,491	76.3%	126,702,491	78.9%	126,702,491	81.7%	126,702,491	84.7%	126,702,491	87.9%
Total Shares Outstanding	166,137,286	100%	160,644,404	100%	155,151,522	100%	149,658,639	100%	144,165,757	100%

(1)	Assumes that Legato III Public Shareholders will not exercise their redemption rights with respect to any of the outstanding 20,125,000 Legato III Public Shares under the assumed no redemptions scenario.
(2)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 5,031,250 of the 20,125,000 outstanding Legato III Public Shares under the assumed 25% redemptions scenario.
(3)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 10,062,500 of the 20,125,000 outstanding Legato III Public Shares under the assumed 50% redemptions scenario.
(4)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 15,093,750 of the 20,125,000 outstanding Legato III Public Shares under the assumed 75% redemptions scenario.
(5)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem all of the 20,125,000 outstanding Legato III Public Shares under the assumed maximum redemptions scenario.
(6)	Assumes that certain of the Initial Shareholders and their affiliates forfeit 461,632, 923,264, 1,384,897 and 1,846,529 Founder Shares under the assumed 25% redemption scenario, 50% redemption scenario, 75% redemption scenario and maximum redemption scenario, respectively, in accordance with the Legato III Support Agreement. In addition, gives effect to the transfer of 553,471 Founder Shares from the Initial Shareholders to a PIPE Investor.
(7)	Consists of (i) 87,500 BTIG Representative Shares and (ii)100,625 Legato III Private Shares comprising the Legato III Private Units issued to BTIG, LLC and its designees at the closing of the Legato III IPO.
(8)	Consists of (i) 18,353,130 PIPE ADSs, (ii) an additional 1,400,000 ADSs issued to a PIPE Investor and (iii) 553,471 Founder Shares transferred by the Legato Initial Shareholders to a PIPE Investor.
(9)	Consists of (i) 123,853,211 Einride Ordinary Shares after giving effect to the Stock Split, (ii) 466,183 restricted Einride Ordinary Shares held by Roozbeh Charli, Einride’s Chief Executive Officer, (iii) 1,369,477 Einride Ordinary Shares to be issued to Roozbeh Charli upon the Closing, as described in the section titled “Proposal One — The Business Combination Proposal— Interests of Einride’s Directors and Officers in the Business Combination”, and (iv) 1,013,620 Einride Ordinary Shares to be issued to Lorne Abony, a current director of Einride, upon the Closing, as described in the section titled “Proposal One — The Business Combination Proposal— Interests of Einride’s Directors and Officers in the Business Combination”.

	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 50% Redemption(3)		Assuming 75% Redemption(4)		Assuming Maximum Redemption(5)
	Number	%	Number	%	Number	%	Number	%	Number	%
Einride Ordinary Shares underlying Private Placement Warrants	277,813	0.2%	277,813	0.2%	277,813	0.2%	277,813	0.2%	277,813	0.2%
Einride Ordinary Shares underlying Public Warrants	10,062,500	5.7%	10,062,500	5.9%	10,062,500	6.1%	10,062,500	6.3%	10,062,500	6.5%
Einride Ordinary Shares underlying PIPE Warrants(6)	18,353,130	9.9%	18,353,130	10.3%	18,353,130	10.6%	18,353,130	10.9%	18,353,130	11.3%
Shares Reserved for Issuance under the Equity Incentive Plan	17,181,908	9.4%	16,697,242	9.4%	16,212,576	9.5%	15,727,910	9.5%	15,243,244	9.6%
Non-Participating Company Derivatives	34,261,380	17.1%	33,292,048	17.2%	32,322,716	17.2%	31,353,384	17.3%	30,384,052	17.4%
Total Additional Dilution Sources	80,136,731	32.5%	78,682,733	32.9%	77,228,735	33.2%	75,774,737	33.6%	74,320,739	34.0%
Total Ordinary Shares Outstanding Excluding Additional Dilution Sources	166,137,286		160,644,404		155,151,522		149,658,639		144,165,757
Total Ordinary Shares Outstanding Including Additional Sources	246,274,017		239,327,137		232,380,257		225,433,376		218,486,496

(1)	Assumes that Legato III Public Shareholders will not exercise their redemption rights with respect to any of the outstanding 20,125,000 Legato III Public Shares under the assumed no redemptions scenario.
(2)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 5,031,250 of the 20,125,000 outstanding Legato III Public Shares under the assumed 25% redemptions scenario.
(3)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 10,062,500 of the 20,125,000 outstanding Legato III Public Shares under the assumed 50% redemptions scenario.
(4)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 15,093,750 of the 20,125,000 outstanding Legato III Public Shares under the assumed 75% redemptions scenario.
(5)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem all of the 20,125,000 outstanding Legato III Public Shares under the assumed maximum redemptions scenario.
(6)	Excludes any Einride Ordinary Shares issuable upon exercise of the Additional Warrants and Reset Warrants that are issuable pursuant to the PIPE Subscription Agreements.

If Legato III is deemed to be an investment company for purposes of the Investment Company Act, Legato III could be prevented from completing the Business Combination or an alternative initial business combination and forced to liquidate, and investors in Legato III would not be able to participate in any benefits of owning stock in Einride or another operating business, including the potential appreciation of the shares of the combined company following a business combination, and the Legato III Warrants would expire worthless.

It is possible that a claim in the future could be made that Legato III has been operating as an unregistered investment company. It is also possible that the investment of funds from the Legato III IPO and the private placement of Private Units during Legato III’s life as a blank check company, and the earning and use of interest from such investment, both of which will likely continue until Legato III consummates the Business Combination or an alternative initial business combination, could increase the likelihood of Legato III being found to have been operating as an unregistered investment company more than if Legato III sought to potentially mitigate this risk by holding such funds as cash. Furthermore, the longer the funds are invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, the greater the risk could be that Legato III is considered an investment company. If Legato III is deemed to be an investment company for purposes of the Investment Company Act and found to have been operating as an unregistered investment company, it could prevent Legato III from consummating the Business Combination or an alternative initial business combination and cause Legato III to liquidate. If Legato III is prevented from completing the Business Combination or an alternative initial business combination and are forced to liquidate, investors in Legato III would not be able to participate in any benefits of owning stock in Einride or another operating business, including the potential appreciation of the shares of the combined company following a business combination and the Legato III Warrants would expire worthless.

Certain of Legato III’s executive officers and directors are expected to continue to serve as directors with Einride following consummation of the Business Combination.

Gregory Monahan, Legato III’s Chief Executive Officer, and Eric Rosenfeld, Legato III’s Chief SPAC Officer, are each expected to be a director of Einride upon consummation of the Business Combination. As a result, these individuals may have had financial incentives to enter into the Business Combination with Einride, including the ability to receive cash fees, stock options or stock awards that the Einride board of directors may determine to pay to its non-executive directors following the closing of the Business Combination.

Legato III’s current directors, executive officers, advisors and their affiliates own Founder Shares and Legato III Private Units that will be worthless if the Business Combination is not approved. Such interests may have influenced their decision to approve the Business Combination.

Legato III’s officers, directors, advisors and/or their affiliates beneficially own Founder Shares and Legato III Private Units that they purchased prior to, or simultaneously with, the Legato III IPO. Legato III’s executive officers, directors and their affiliates have no redemption rights with respect to their Founder Shares and Legato III Private Shares and the Legato III Private Warrants will expire worthless in the event the Business Combination or a business combination with another target(s) is not effected in the required time period. These financial interests may have influenced the decision of Legato III’s directors and officers to approve the Business Combination and to continue to pursue such Business Combination. In considering the recommendations of Legato III’s board of directors to vote for the Business Combination Proposal and other proposals, Legato III Public Shareholders should consider these interests. See the section of this proxy statement/prospectus entitled “Proposal One — The Business Combination Proposal— Conflicts of Interest of Legato III’s Officers and Directors.”

Legato III’s current directors, executive officers, advisors and their affiliates stand to make a substantial profit on the Legato III Ordinary Shares that they own, even if the Einride Ordinary Shares subsequently decline in value or is unprofitable for Legato III Public Shareholders, and such interests may have influenced their decision to approve the Business Combination.

The Initial Shareholders, including but not limited to Legato III’s current directors, executive officers, advisors and their affiliates, paid an aggregate of $25,000 for their Founder Shares, or about $0.005 per share. As a result of the low acquisition cost of such shares, the directors and officers could make a substantial profit even if the Einride Ordinary Shares subsequently decline in value or are unprofitable for Legato III Public Shareholders after the Business Combination. Such interests may have influenced their decision to approve the Business Combination.

The Initial Shareholders and Legato III’s officers and directors have agreed, subject to applicable securities laws, to vote their Legato III Ordinary Shares in favor of the Business Combination, regardless of how the Legato III Public Shareholders vote.

The Initial Shareholders and Legato III’s officers and directors have agreed, subject to applicable securities laws, to vote any Legato III Ordinary Shares owned by them in favor of the Business Combination Proposal. Accordingly, the vote of a majority of unaffiliated shareholders is not required in order to obtain approval of the Business Combination Proposal. This is unlike some other similarly structured transactions where the insiders vote in accordance with the majority of the votes cast by the public shareholders, and therefore a majority of unaffiliated shareholders would be required to approve a proposed transaction. As of the date of this proxy statement/prospectus, the Initial Shareholders and Legato III’s officers and directors own Legato Ordinary Shares equal to approximately 21.7% of the issued and outstanding Legato III Ordinary Shares. Accordingly, it is substantially more likely that the necessary vote will be obtained for the Business Combination Proposal than would be the case if the Initial Shareholders and Legato III’s officers and directors agreed to vote any Legato III Ordinary Shares owned by them in accordance with the majority of the votes cast by the Legato III Public Shareholders.

An entity affiliated with Legato III’s officers is liable to ensure that proceeds of the Trust Account are not reduced by vendor claims in the event the Business Combination is not consummated. Such liability may have influenced management’s decision to pursue the Business Combination and the board’s decision to approve it.

If the Business Combination or another business combination are not consummated by Legato III within the required time period, Crescendo Advisors LLC, an entity affiliated with Eric Rosenfeld, Legato III’s Chief SPAC Officer, has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Legato III for services rendered or contracted for or products sold to Legato III, but only if such a vendor or target business has not executed a waiver agreement. If Legato III consummates a business combination, on the other hand, Legato III (and not Crescendo Advisors LLC) will be liable for all such claims.

These obligations of Crescendo Advisors LLC may have influenced management to pursue the Business Combination or Legato III’s board of directors’ decision to approve the Business Combination. In considering the recommendations of Legato III’s board of directors to vote for the Business Combination Proposal and other proposals, Legato III Public Shareholders should consider these interests. See the section of this proxy statement/prospectus entitled “Proposal One — The Business Combination Proposal— Conflicts of Interest of Legato III’s Officers and Directors.”

Legato III’s directors may decide not to enforce the indemnification obligations of Crescendo Advisors LLC, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Legato III Public Shareholders.

If the Business Combination or another business combination is not consummated by Legato III within the required time period, and if proceeds in the Trust Account are reduced below $10.00 per Public Share as a result of certain claims, and Crescendo Advisors LLC asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Legato III’s independent directors would determine whether to take legal action against Crescendo Advisors LLC to enforce the Crescendo Advisors LLC’s indemnification obligations. While Legato III currently expects that its independent directors would take legal action on Legato III’s behalf against Crescendo Advisors LLC to enforce its indemnification obligations to Legato III, it is possible that Legato III’s independent directors in exercising their business judgment may choose not to do so in any particular instance. If Legato III’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Legato III Public Shareholders may be reduced below $10.00 per share.

The exercise of Legato III’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Legato III’s shareholders’ best interest.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require Legato III to agree to amend the Business Combination Agreement, to consent to certain actions taken by Einride or to waive rights that Legato III is entitled to under the Business Combination Agreement. Such events could arise because of changes in Einride’s business, a request by Einride to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Einride’s business and would entitle Legato III to terminate the Business Combination Agreement. In any of such circumstances, it would be at Legato III’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of the financial and personal interests of the executive officers and directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the executive officers or directors between what he or they may believe is best for Legato III and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Legato III does not believe there will be any changes or waivers that Legato III’s directors and officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, Legato III will circulate a new or amended proxy statement/prospectus and resolicit Legato III’s shareholders if changes to the terms of the transaction would have a material impact on its shareholders or represent a fundamental change in the proposals being voted upon.

If Legato III is unable to complete the Business Combination or another business combination by May 8, 2026 or such later date as may be approved by Legato III’s shareholders, Legato III will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Legato III Public Shares and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, third parties may bring claims against Legato III and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by shareholders could be less than approximately $10.00 per share.

Under the terms of the Legato III Articles, Legato III must complete the Business Combination or another business combination by May 8, 2026 (or such later date as may be approved by Legato III’s shareholders) or Legato III must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Legato III Public Shares and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, third parties may bring claims against Legato III. Although Legato III has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the Trust Account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of the Legato III Public Shareholders. If Legato III is unable to complete a business combination within the required time period, Crescendo Advisors LLC has agreed that it will be liable to Legato III if and to the extent any claims by a vendor for services rendered or products sold to it, or a prospective target business with which it has discussed entering into a transaction agreement, reduces the amount of funds in the Trust Account to below $10.00 per Legato III Public Share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Legato III’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Crescendo Advisors LLC will not be responsible to the extent of any liability for such third-party claims. Furthermore, Crescendo Advisors LLC will not be liable to Legato III Public Shareholders and instead will only have liability to Legato III. Legato III has not independently verified whether Crescendo Advisors LLC has sufficient funds to satisfy its indemnity obligations and, therefore, Crescendo Advisors LLC may not be able to satisfy those obligations. Legato III has not asked Crescendo Advisors LLC to reserve for such eventuality. Therefore, the per-share distribution from the Trust Account in such a situation may be less than the approximately $10.00 estimated to be in the trust as of two business days prior to the date of the Meeting, due to such claims.

Additionally, if Legato III is forced to file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against Legato III which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in Legato III’s bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of the Legato III Public Shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, Legato III may not be able to return to the Legato III Public Shareholders at least $10.00.

In the event that the proposed Business Combination is not approved, Legato III Public Shareholders who tendered their shares for redemption may be unable to sell their shares when they wish.

If the proposed Business Combination is not consummated, Legato III will promptly return the certificates of the Legato III Public Shareholders who sought to redeem their shares to such Legato III Public Shareholders. Accordingly, investors who attempted to redeem their shares in such a circumstance may be unable to sell their shares after the failed business combination until Legato III has returned their shares to them. The market price for the Legato III Ordinary Shares may decline during this time and you may not be able to sell your shares when you wish to, even while other shareholders that did not seek redemption may be able to sell their shares.

The Legato III Public Shareholders may be held liable for claims by third parties against Legato III to the extent of distributions received by them.

If Legato III is unable to complete the Business Combination or another business combination within the required time period, Legato III will redeem 100% of the outstanding Legato III Public Shares for a pro rata portion of the funds held in the Trust Account, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to Legato III (and less up to $100,000 for liquidation expenses), divided by the number of then outstanding Legato III Public Shares, subject to applicable law and as further described herein, and then seek to liquidate and dissolve. Legato III cannot assure you that it will properly assess all claims that may be potentially brought against Legato III. As such, the Legato III Public Shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more).

If Legato III is forced to enter into an insolvent liquidation, any distributions received by the Legato III Public Shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Legato III was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by the Legato III Public Shareholders. Furthermore, Legato III’s directors may be viewed as having breached their fiduciary duties to Legato III or its creditors and/or may have acted in bad faith, thereby exposing themselves and Legato III to claims, by paying Legato III Public Shareholders from the Trust Account prior to addressing the claims of creditors. Legato III cannot assure you that claims will not be brought against it for these reasons. Legato III and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of Legato III’s share premium account while it was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable for a fine of approximately $18,000 and imprisonment for five years in the Cayman Islands.

Actions taken by existing Legato III shareholders to decrease the number of Legato III Public Shares being submitted for redemption in connection with the Business Combination could have a depressive effect on the Legato III Ordinary Shares.

At any time prior to the Meeting, during a period when they are not then aware of any material non-public information regarding Legato III or its securities, the Initial Shareholders, Legato III’s officers and directors and Einride and its officers and directors and/or their respective affiliates may purchase Legato III Public Shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Legato III Public Shares or to not seek redemption of their Legato III Public Shares in connection with the Business Combination. The purpose of such share purchases and other transactions would be to decrease the number of Legato III Public Shares that were being redeemed for cash. While the nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors of Legato III Ordinary Shares or securities owned by the Initial Shareholders for nominal value. Entering into any such arrangements may result in the completion of the Business Combination that may not otherwise have been possible. Additionally, such arrangements may have a depressive effect on the Legato III Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Meeting.

Legato III will file or submit a Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to shareholders at the Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Any purchases by the Initial Shareholders or Legato III’s officers, directors or advisors or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Initial Shareholders and Legato III’s officers, directors and advisors and their respective affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act, if they are in possession of any material non-public information (unless such information is disclosed to the seller), or if the purchases are not in compliance with Regulation M under the Exchange Act or otherwise not in compliance with the federal securities laws. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Initial Shareholders or Legato III’s officers, directors or advisors or their respective affiliates were to purchase Public Shares from Legato III Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act.

Legato III may become involved in litigation, including securities class action litigation relating to the proposed Business Combination that may materially adversely affect it.

From time to time, Legato III may become involved in various legal proceedings relating to the proposed Business Combination. Such matters can be time-consuming, divert management’s attention and resources, cause Legato III to incur significant expenses or liability or require Legato III to change its business practices. Because of the potential risks, expenses and uncertainties of litigation, Legato III may, from time to time, settle disputes, even where it believes that it has meritorious claims or defenses. Because litigation is inherently unpredictable, Legato III cannot assure you that the results of any of these actions will not have a material adverse effect on its business.

Following the Business Combination, the share price of the Einride Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. Additionally, Einride may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on Einride’s business, financial condition, results of operations and prospects. Any adverse determination in litigation could also subject Einride to significant liabilities.

The fairness opinion delivered by Cassel Salpeter to the Legato III Board will not reflect changes, circumstances, developments or events that may have occurred or may occur (or information that may become, or may have become, available) after the date of the opinion.

The opinion delivered by Cassel Salpeter, Legato III’s financial advisor, to the Legato III Board addressed the fairness of the consideration in the Business Combination from a financial point of view to the unaffiliated Legato III shareholders, as of November 11, 2025, the date the Legato III Board approved the Business Combination. The Legato III Board has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus and Legato III does not expect to receive an updated fairness opinion prior to the Closing. Changes in the operations and prospects of Einride, general market and economic conditions and other factors that may be beyond their control, and on which the fairness opinion was based, may alter the value of Einride or the prices of Legato III Ordinary Shares by the time the Business Combination is completed. The opinion did not speak as of the time the transaction will be completed or as of any date other than the date of such opinion. The Legato III Board’s recommendation that Legato III shareholders vote “FOR” approval of the Business Combination Proposal, however, is made as of the date of this proxy statement/prospectus.

The Business Combination may be completed even though material adverse effects may result from the announcement of the Business Combination, industry-wide changes and other causes.

In general, either Legato III or Einride can refuse to complete the Business Combination if there is a material adverse effect affecting the other party between the signing date of the Business Combination Agreement and the planned closing. However, certain types of changes do not permit either party to refuse to complete the Business Combination, even if such change could be said to have a material adverse effect on Einride or Legato III, including the following events (except, in some cases, where the change has a disproportionate effect on a party):

●	acts of war, sabotage, civil unrest or terrorism or any escalation or worsening thereof in the United States;

●	certain natural or man-made disasters;

●	changes in applicable law after the date of the Business Combination Agreement;

●	any downturn in general economic conditions in the United States or anywhere else in the world;

●	as to Einride, any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions;

●	any actions required to be taken, or required not to be taken, pursuant to the terms of the Business Combination Agreement;

●	as to Legato III, changes in generally accepted accounting principles in the United States (“GAAP”) (or the authoritative interpretation of GAAP); or

●	as to Einride, changes in IFRS;

●	as to Legato III, any action taken by, or at the request of Einride; as to Einride, any action taken by, or at the request of Legato III; or

●	changes attributable to the public announcement or pendency of the transactions contemplated by the Business Combination Agreement.

Furthermore, Legato III or Einride may waive the occurrence of a material adverse effect affecting the other party. If a material adverse effect occurs and the parties still complete the Business Combination, the price of the Legato III Ordinary Shares may suffer.

Delays in completing the Business Combination may substantially reduce the expected benefits of the Business Combination.

Satisfying the conditions to, and completion of, the Business Combination may take longer than, and could cost more than, Legato III expects. Any delay in completing or any additional conditions imposed in order to complete the Business Combination may materially adversely affect the benefits that Legato III expects to achieve from the Business Combination.

Legato III is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Einride Ordinary Shares less attractive to investors.

Legato III is an “emerging growth company” as defined in the JOBS Act, and Einride will be an emerging growth company upon consummation of the Business Combination. As an emerging growth company, Legato III and Einride are only required to provide two years of audited financial statements and only two years of related selected financial data and management discussion and analysis of financial condition and results of operations disclosure. In addition, for so long as it is an “emerging growth company,” each of Legato III and Einride is not required to obtain auditor attestation of its reporting on internal control over financial reporting, has reduced disclosure obligations regarding executive compensation and is not required to hold non-binding advisory votes on executive compensation. If some investors find the Einride Ordinary Shares to be less attractive as a result, there may be a less active trading market for the Einride Ordinary Shares and the price of the Einride Ordinary Shares may be more volatile than the current trading market and price of the Legato III Ordinary Shares.

Following the Business Combination, Einride will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which Einride has total annual gross revenue of at least $1.235 billion, or (c) in which Einride is deemed to be a large accelerated filer, which means the market value of the Einride ADSs that are held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (2) the date on which Einride has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Further, there is no guarantee that the exemptions available under the JOBS Act will result in significant savings. To the extent that Einride chooses not to use exemptions from various reporting requirements under the JOBS Act, it will incur additional compliance costs, which may impact Einride’s financial condition.

The Legato III Articles provide that the courts of the Cayman Islands will be the exclusive forums for certain disputes between Legato III and its shareholders, which could limit Legato III’s shareholders’ ability to obtain a favorable judicial forum for complaints against Legato III or its directors, officers or employees.

The Legato III Articles provide that unless Legato III consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Legato III Articles or otherwise related in any way to each shareholder’s shareholding in Legato III, including but not limited to (i) any derivative action or proceeding brought on Legato III’s behalf, (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of Legato III’s current or former directors, officers or other employees to Legato III or its shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the Legato III Articles, or (iv) any action asserting a claim against Legato III governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States of America) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in the Legato III Articles will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim.

The Legato III Articles also provide that, without prejudice to any other rights or remedies that we may have, each of our shareholders acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly we shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

This choice of forum provision may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Legato III or its directors, officers or other employees, which may discourage lawsuits against Legato III and its directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of Legato III’s shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ memorandum and articles of association or other charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in the Legato III Articles to be inapplicable or unenforceable in an action, Legato III may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on its business and financial performance.

If Legato III’s due diligence investigation of Einride is later determined to have been inadequate, then Legato III’s shareholders following the consummation of the Business Combination could lose some or all of their investment.

Even though Legato III conducted a due diligence investigation of Einride that it believed to be reasonable, it cannot be sure that this due diligence investigation uncovered all material issues that may be present inside Einride or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors affecting Einride and its business and outside of its control will not later arise.

Because Einride will become a public reporting company by means other than a traditional underwritten initial public offering, Einride’s shareholders may face additional risks and uncertainties.

Because Einride will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the Einride Ordinary Shares, and, accordingly, Einride’s shareholders may not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling the Einride Ordinary Shares, Legato III’s shareholders must rely on the information included in this proxy statement/prospectus. Although Legato III performed a due diligence review and investigation of Einride in connection with the Business Combination that it believed to be reasonable, including obtaining the fairness opinion of Cassel Salpeter, the lack of an independent due diligence review and investigation increases the risk of investment in Einride because this due diligence investigation may not have uncovered facts that would be important to a potential investor.

In addition, because Einride will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry research analysts may not provide, or be less likely to provide, research coverage of Einride. Investment banks may also be less likely to agree to underwrite follow-on or secondary offerings on behalf of Einride than they might if Einride became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with Einride as a result of not having performed an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter during the initial public offering process or because of more limited coverage by research analysts and the media. The failure to receive research coverage or support in the after-market for the Einride Ordinary Shares could have an adverse effect on Einride’s ability to develop a liquid market for the Einride Ordinary Shares.

Risks Related to the U.S. Federal Income Tax Treatment of the Business Combination

If the Business Combination does not qualify as a reorganization under Section 368(a) of the Code, then the Business Combination generally would be taxable with respect to U.S. Holders of Legato III Ordinary Shares and/or Legato III Warrants.

The Business Combination has been structured such that it should qualify as a tax-deferred reorganization within the meaning of Section 368(a) of the Code (a “reorganization”) and is not expected to result in gain being recognized by U.S. holders (as defined in the section entitled, “U.S. Federal Income Tax Considerations”) of Legato III Ordinary Shares and/or Legato III Warrants (the “intended tax treatment”). To the extent applicable, the parties intend to report the Merger in a manner consistent with the intended tax treatment.

However, there are significant factual and legal uncertainties as to whether the Business Combination will qualify for the intended tax treatment. For example, under Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, the acquiring corporation (or, in the case of certain reorganizations structured similarly to the Merger, its corporate parent) must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. However, there is an absence of guidance directly on point as to how the above rules apply in the case of an acquisition of a corporation with investment-type assets, such as Legato III. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied. Moreover, the closing of the Merger is not conditioned upon the receipt of an opinion of counsel that the Merger will qualify for the intended tax treatment, and no ruling from the IRS has been or will be requested regarding the U.S. federal income tax treatment of the Business Combination. Accordingly, no assurance can be given that the IRS will not challenge the intended tax treatment or that a court will not sustain any such challenge by the IRS.

If, at the Effective Time, any requirement of Section 368(a) of the Code or the Treasury regulations promulgated thereunder is not met, then a U.S. Holder of Legato III Ordinary Shares and/or Legato III Warrants generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value (as of the closing date of the Merger) of Einride ADSs or Einride Warrants received in the Merger, over such holder’s aggregate adjusted tax basis in the corresponding Legato III Ordinary Shares and/or Legato III Warrants surrendered by such holder in the Merger therefor.

The tax consequences of the Merger are complex and will depend on your particular circumstances. For a more detailed discussion of the U.S. federal income tax considerations of the Merger for U.S. holders of Legato III Ordinary Shares and/or Legato III Warrants, see the section entitled “U.S. Federal Income Tax Considerations – U.S. Holders – The Business Combination – Tax Consequences of the Business Combination.” If you are a U.S. holder whose Legato III Ordinary Shares and/or Legato III Warrants are exchanged in the Merger, you are urged to consult your tax advisor to determine the tax consequences thereof.

Risks Relating to Ownership of Einride Securities Following the Business Combination

Unless the context otherwise requires, all references in this subsection to “Einride,” “we,” “us” or “our” are to Einride AB and its subsidiaries.

Upon completion of the Business Combination, Legato III Shareholders will become Einride shareholders, Legato III Warrant holders will become holders of Einride Warrants and the market price for the Einride ADSs and Einride Warrants may be affected by factors different from those that historically have affected Legato III.

Upon completion of the Business Combination, Legato III Shareholders (other than Legato III Public Shareholders that validly exercise their redemption rights with respect to their Legato III Public Shares and Dissenting Legato III Shareholders) will become Einride shareholders and Legato III Warrant holders will become holders of Einride Warrants, which may be exercised to acquire Einride ADSs or Einride Ordinary Shares. Einride’s business differs from that of Legato III’s, and, accordingly, the results of operations of Einride will be affected by some factors that are different from those currently affecting the results of operations of Legato III. Legato III is a special purpose acquisition company incorporated in the Cayman Islands that is not engaged in any operating activity, directly or indirectly. Einride is a limited liability company formed under the laws of Sweden and, after the consummation of the Business Combination, will continue to offer digital, autonomous and electric freight solutions. Einride’s business and results of operations will be affected by regional, country, and industry risks and operating risks to which Legato III was not exposed.

An established market for Einride’s securities may not develop following consummation of the Business Combination.

An active trading market for Einride’s securities may never develop or, if developed, it may not be sustained. Additionally, as described further below, if Einride’s securities become delisted from Nasdaq for any reason, and are quoted on the OTC Markets, an inter-dealer automated quotation system for equity securities not listed on a national exchange, the liquidity and price of our securities may be more limited than if Einride was listed on the NYSE, the NYSE American or another national exchange. You may be unable to sell your securities unless a market can be established and sustained.

Einride cannot predict the prices at which its securities will trade. The price of Einride’s securities may not bear any relationship to the value of Einride’s business and prospects, and the market price of its securities following the Business Combination may fluctuate substantially and may be lower than the price agreed by Legato III and Einride in connection with the Business Combination. In addition, the trading price of Einride’s securities following the Business Combination could be subject to fluctuations in response to various factors, some of which are beyond its control. These fluctuations could cause you to lose all or part of your investment. Factors that could cause fluctuations in the trading price of Einride’s securities include the following:

●	actual or anticipated fluctuations in Einride’s financial condition or results of operations;

●	variance in Einride’s financial performance from the expectations of any securities analysts covering Einride’s securities;

●	changes in Einride’s projected operating and financial results;

●	changes in laws or regulations applicable to Einride’s business;

●	announcements by Einride or its competitors of significant business developments, acquisitions or new offerings;

●	sales of Einride’s securities by its shareholders or warrant holders, as well as the anticipation of lockup releases;

●	Einride’s involvement in material litigation;

●	conditions or developments affecting the freight industry;

●	changes in senior management or key personnel;

●	the trading volume of Einride’s securities;

●	general economic and market conditions; and

●	other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

Additionally, the Initial Shareholders of Einride will control a majority of our shares following consummation of the business combination and a significant portion of these shares are subject to lockups which will result initially in limited liquidity of our securities. This could subject our securities to additional volatility.

Nasdaq may delist Einride’s securities from trading on its exchange, which could limit investors’ ability to engage in trades in its securities and subject Einride to additional trading restrictions.

Currently, Legato III’s Units, Ordinary Shares and Warrants are publicly traded on the NYSE American. However, upon the Closing, such securities will be delisted from the NYSE American and Einride intends to list the Einride ADSs and the Einride Warrants on Nasdaq to be effective at the consummation of the Business Combination. Einride will not have Units traded following closing of the Business Combination. Einride will be required to meet the initial listing requirements for its securities to be listed on Nasdaq. In addition to the listing requirements for the Einride ADSs, Nasdaq imposes listing standards on Warrants. We cannot assure you that Einride will be able to meet those initial listing requirements. Even if Einride’s securities are so listed, Einride may be unable to maintain the listing of its securities in the future. In order to continue listing its securities on Nasdaq following the Business Combination, Einride will be required to maintain certain financial, distribution and stock price levels.

If Einride’s securities are delisted from trading on Nasdaq and Einride is not able to list its securities on another national securities exchange, it is expected that such securities could be quoted on an over-the-counter market. If this were to occur, Einride could face significant material adverse consequences, including:

●	a limited availability of market quotations for its securities;

●	reduced liquidity for its securities;

●	a determination that the Einride Ordinary Shares is a “penny stock” which will require brokers trading in Einride Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the open market for its securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Since Legato III’s Units, Ordinary Shares and Warrants are listed on the NYSE American, they are covered securities. Although the states are pre-empted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Certain state securities regulators may view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if Legato III was no longer listed on the NYSE American, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities, including in connection with the initial business combination.

Although the Einride Ordinary Shares will be publicly traded, the trading market in the Einride Ordinary Shares may become substantially less liquid than the average trading market for a stock listed on Nasdaq following the consummation of the Business Combination, and this low trading volume may adversely affect the price of the Einride Ordinary Shares.

The Legato III Ordinary Shares trade on the NYSE American, but will be delisted from the NYSE American upon the Closing. Because the Legato III Public Shareholders have the option to redeem their Legato III Public Shares for cash in connection with the Business Combination, the trading volume of the Einride Ordinary Shares following the Business Combination may substantially decrease compared to other companies listed on Nasdaq. Limited trading volume will subject the Einride ADSs to greater price volatility and may make it difficult for you to sell your Einride ADSs at a price that is attractive to you, and Einride may not be able to meet the listing standards for Nasdaq.

Future resales of Einride Ordinary Shares after the consummation of the Business Combination may cause the market price of Einride’s securities to drop significantly, even if Einride’s business is doing well.

The Lock-Up Agreement provides that after the consummation of the Business Combination and subject to certain exceptions, the Einride Ordinary Shares and Einride ADSs issued against the deposit of one underlying Einride Ordinary Share received by the Initial Shareholders, certain Einride Shareholders and holders of the Participating Company Derivatives who hold an aggregate of at least 80% of the Einride Ordinary Shares outstanding and underlying Participating Company Derivatives (collectively, the “Lock-up Parties”) on the date of the Business Combination Agreement will be locked-up and subject to certain transfer restrictions, subject to certain exceptions, as described in the section “The Business Combination Agreement — Additional Agreements — Lock-Up Agreements.” However, following the expiration of the Lock-up Period, the Lock-up Parties will not be restricted from selling Einride Ordinary Shares and Einride ADSs held by them, other than by applicable securities laws.

In addition, pursuant to the New Registration Rights Agreement, Einride will provide the Legato III Shareholders and Einride Shareholders party thereto with registration rights with respect to the resale of Einride Ordinary Shares. Further, pursuant to the PIPE Subscription Agreements, Einride has agreed that on or prior to the Closing Date, but in no event later than 30 calendar days after the Closing Date, Einride will endeavor to file with the SEC a registration statement on Form F-1 registering the resale of the PIPE ADSs and ADSs issuable upon exercise of the PIPE Warrants, and will use commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 60 calendar days after its filing (or 90 calendar days after its filing if the SEC notifies Einride that it will “review” the registration statement) and (ii) five business days after Einride is notified by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Also, pursuant to an agreement with the Specified Party, Einride will file a resale registration statement to register the Specified Warrants and shares issuable upon exercise of the Specified Warrants. Based on the assumptions included elsewhere in this proxy statement/prospectus and excluding shares issuable upon exercise of the Einride Warrants, PIPE Warrants, Specified Warrants and any Additional Warrants and Reset Warrants, Einride estimates that up to approximately 66,197,284 Einride Ordinary Shares held by such holders will be subject to registration rights following the Closing.

As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of Einride Ordinary Shares and the market price of Einride Ordinary Shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Outstanding Legato III Warrants will be assumed by Einride and converted into corresponding warrants to purchase Einride ADSs and Einride Ordinary Shares, which will increase the number of shares eligible for future resale in the public market and result in dilution to Einride’s shareholders.

Outstanding Legato III Warrants will be assumed by Einride and converted into corresponding warrants to purchase an aggregate of 10,340,313 Einride Ordinary Shares, including those represented by Einride ADSs. The Einride Warrants will not become exercisable until 30 days after the Closing, and will expire five years after the completion of the Business Combination. Each Einride Warrant will entitle the holder thereof to purchase one Einride ADS or Einride Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Einride Warrants may be exercised only for a whole number of Einride ADSs or Einride Ordinary Shares. To the extent such warrants are exercised, additional Einride ADSs and Einride Ordinary Shares will be issued, which will result in dilution to the then-existing holders of Einride ADSs and Einride Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Einride ADSs.

The Existing Warrant Agreement, which is being assigned to Einride pursuant to the Warrant Amendment upon the Closing of the Business Combination and under which one Legato III Warrant will become one Einride Warrant upon such Closing, designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with Einride in connection with such warrants.

Under the terms of the Warrant Amendment, the Existing Warrant Agreement is being assigned by Legato III to Einride at the Closing. In connection with this assignment, each Legato III Warrant will convert into an Einride Warrant at such time and all of the terms of the Existing Warrant Agreement not amended by the Warrant Amendment will remain in effect and applicable to each warrant holder and to Einride after such Closing.

The Existing Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against Legato III arising out of or relating in any way to the warrant agreement, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) Legato III irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Each of Legato III and Einride has waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Existing Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of warrants under the Existing Warrant Agreement shall be deemed to have notice of and to have consented to the forum provisions of the Existing Warrant Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Existing Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

Since the provisions of the Existing Warrant Agreement will continue to apply unless amended by the Warrant Amendment after the Closing and the conversion of each warrant from a Legato III Warrant into an Einride Warrant, and since the choice-of-forum and related provisions have not been amended by the Warrant Amendment, the choice-of-forum provision may limit a warrant holder’s ability after the Closing to bring a claim in a judicial forum that it finds favorable for disputes with Einride, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Existing Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, Einride may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations and result in a diversion of the time and resources of Einride’s management and the Einride Board.

Einride may redeem your unexpired Einride Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Einride Warrants worthless.

After the Closing, Einride has the ability to redeem the outstanding Einride Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, if, among other things, the last sale price of Einride Ordinary Shares, represented by Einride ADSs, equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like). If and when the Einride Warrants become redeemable, Einride may exercise such redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Einride Warrants as described above could force you to (1) exercise your Einride Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (2) sell your Einride Warrants at the then-current market price when you might otherwise wish to hold your Einride Warrants or (3) accept the nominal redemption price which, at the time the outstanding Einride Warrants are called for redemption, is expected to be substantially less than the market value of the Einride Warrants. None of the assumed Private Placement Warrants will be redeemable so long as they are held by the Initial Shareholders, BTIG or their permitted transferees.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about Einride, its share price and trading volume could decline significantly.

The trading market for Einride ADSs will depend, in part, on the research and reports that securities or industry analysts publish about Einride or its business. We may be unable to obtain or maintain coverage by well-regarded securities and industry analysts. If either no or only a limited number of securities or industry analysts maintain coverage of Einride, or if these securities or industry analysts are not widely respected within the general investment community, the demand for Einride ADSs could decrease, which might cause its share price and trading volume to decline significantly. In the event that Einride obtains securities or industry analyst coverage, if one or more of the analysts who cover Einride downgrade their assessment of Einride or publish inaccurate or unfavorable research about our business, the market price and liquidity for Einride ADSs and Einride Warrants could be negatively impacted.

The Specified Party will own warrants to purchase a significant portion of Einride’s outstanding shares, and it may in the future be able to influence Einride’s corporate decisions.

The Specified Party will hold 6,941,402 Specified Warrants (2,313,801 of which will be vested and exercisable upon issuance) to purchase an aggregate of 6,941,402 Einride Ordinary Shares (after giving effect to the Closing) at an exercise price of $34.00 per share. The exercise price and the Einride Ordinary Shares issuable upon exercise of the Specified Warrants are subject to customary antidilution adjustments. If the Specified Party were to exercise the Specified Warrants to purchase significant amounts of Einride’s shares, it may be able to influence Einride. It also may have interests that differ from other Einride Shareholders and may vote or otherwise act in ways with which Einride or other Einride Shareholders disagree.

A registration statement may not be in place when an investor desires to exercise Einride Warrants, thus precluding such investor from being able to exercise its Einride Warrants except on a cashless basis and potentially causing such Einride Warrants to expire worthless.

Under the terms of the Warrant Agreement entered into by Legato III, Legato III agreed to use its best efforts to file a registration statement under the Securities Act covering the shares underlying the Legato III Warrants and maintain a current prospectus relating to the Legato III Ordinary Shares issuable upon exercise of such warrants. On closing of the Business Combination, the Legato III Warrants will be assumed by Einride and become Einride Warrants. We cannot assure you that Einride will be able to satisfy its registration obligations set forth above. If the shares issuable upon exercise of the Einride Warrants are not registered under the Securities Act, Einride will be required to permit holders to exercise their Einride Warrants on a cashless basis. However, no Einride Warrant will be exercisable for cash or on a cashless basis, and Einride will not be obligated to issue any shares to holders seeking to exercise their Einride Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. If the issuance of the shares upon exercise of the Einride Warrants is not so registered or qualified or exempt from registration or qualification, the holder of such Einride Warrant shall not be entitled to exercise such Einride Warrant and such Einride Warrant may have no value and expire worthless.

Einride will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such Einride is exempt from certain provisions applicable to United States domestic public companies.

Because Einride will qualify as a foreign private issuer under the Exchange Act immediately following the consummation of the Business Combination, Einride will be exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material non-public information under Regulation FD.

Einride will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information Einride is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Business Combination, if you continue to hold our securities, you may receive less or different information about us than you currently receive about Legato III or that you would receive about a U.S. domestic public company.

Einride could lose its status as a foreign private issuer under current SEC rules and regulations if more than 50% of its outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of Einride’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Einride’s assets are located in the United States; or (iii) Einride’s business is administered principally in the United States. If Einride loses its status as a foreign private issuer in the future, Einride will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if Einride were a company incorporated in the United States. If this were to happen, Einride would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of Einride’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

The issuance of additional share capital in connection with financings, acquisitions, investments, Einride’s equity incentive plans or otherwise will dilute all other shareholders.

Einride expects to issue additional share capital in the future, which will result in dilution to all other shareholders. Einride also expects to adopt a share incentive plan and grant equity awards to key employees. Einride may also raise capital through equity financings in the future. As part of Einride’s business strategy, it may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of the additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of Einride ADSs to decline.

As a company organized under the laws of Sweden, Einride is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards applicable to listed domestic companies; these practices may afford less protection to shareholders than they would enjoy if Einride complied fully with Nasdaq corporate governance listing standards.

Following the consummation of the Business Combination, Einride’s securities will be listed on Nasdaq. The Nasdaq corporate governance listing standards permit a foreign private issuer such as Einride to follow the corporate governance practices of its home country. Certain corporate governance practices in Sweden, which is Einride’s home country, may differ significantly from the Nasdaq corporate governance listing standards. For instance, under the home country practices, Einride is not required to:

●	have a majority of the board be independent;

●	have an audit committee be composed of at least three members;

●	have a compensation committee or a nominations and corporate governance committee consisting entirely of independent directors; or

●	have regularly scheduled executive sessions with only independent directors each year.

Einride currently intends to follow Swedish corporate governance practices in lieu of the corporate governance standards of Nasdaq applicable to listed domestic companies including, among others, the following (1) Nasdaq Rule 5620(c), which requires a quorum for shareholder meetings of at least one-third of the outstanding shares, (2) Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive session, where only independent directors are present, and (3) Nasdaq Rule 5635, which generally requires shareholder approval for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) below a specified minimum price. Einride may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that Einride chooses to do so, its shareholders may be afforded less protection than they otherwise would have under the Nasdaq Listing Rules applicable to U.S. domestic issuers.

The voting rights of holders of Einride ADSs are limited by the terms of the Deposit Agreement, and holders of Einride ADSs may not be able to exercise rights to direct how the Einride Ordinary Shares represented by Einride ADSs are voted.

Holders of the Einride ADSs do not have the same rights as holders of the Einride Ordinary Shares. Holders of the Einride ADSs will not have any direct right to attend general meetings of shareholders or to cast any votes at such meetings. A holder of the Einride ADSs may only exercise the voting rights with respect to the underlying Einride Ordinary Shares indirectly by giving voting instructions to the Depositary Bank in accordance with the provisions of the Deposit Agreement. If Einride instructs the Depositary Bank to ask for instructions from holders of Einride ADSs, then upon receipt of such voting instructions, the Depositary Bank will try, as far as practicable, to vote the underlying Einride Ordinary Shares represented by Einride ADSs in accordance with the voting instructions. Einride ADSs holders will not be able to directly exercise their right to vote with respect to the underlying Einride Ordinary Shares represented by Einride ADSs unless they withdraw the Einride Shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, holders of Einride ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw the Einride Ordinary Shares underlying the Einride ADSs and become the registered holder of such shares to allow them to cast their votes directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. If Einride asks for the voting instructions of Einride ADSs holders, the Depositary Bank will notify Einride ADSs holders of the upcoming vote and will arrange to deliver the voting materials to Einride ADSs holders. Einride agreed to give the Depositary Bank at least 30 business days prior notice of shareholder meetings. Nevertheless, Einride cannot assure that Einride ADSs holders will receive the voting material in time to ensure that they can instruct the Depositary Bank to vote the underlying Einride Ordinary Shares. In addition, the Depositary Bank and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out their voting instructions. As a result, holders of Einride ADSs may not be able to exercise their right to direct how the Einride Ordinary Shares underlying Einride ADSs are voted and may lack recourse if the underlying Einride Ordinary Shares are not voted as requested.

Einride and the Depositary Bank are entitled to amend the Deposit Agreement and to change the rights of Einride ADS holders under the terms of such agreement, and Einride may terminate the Deposit Agreement, without the prior consent of the Einride ADS holders.

Einride and the Depositary Bank are entitled to amend the Deposit Agreement and to change the rights of the Einride ADS holders under the terms of such agreement, without the prior consent of the Einride ADS holders. Einride and the Depositary Bank may agree to amend the Deposit Agreement in any way they decide is necessary or advantageous to them. Amendments may reflect, among other things, operational changes in the Einride ADS program, legal developments affecting Einride ADSs or changes in the terms of Einride’s business relationship with the Depositary Bank. In the event that the terms of an amendment impose or increase fees or charges (other than charges in connection with foreign exchange control regulations, and taxes and/or other governmental charges, delivery and other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to Einride ADS holders, and no prior consent of the Einride ADS holders is required under the Deposit Agreement. Furthermore, Einride may decide to terminate the Einride ADS facility at any time for any reason. For example, termination may occur when Einride decides to list the Einride Ordinary Shares on a non-U.S. securities exchange and determines not to continue to sponsor an Einride ADS facility or when Einride becomes the subject of a takeover or a going-private transaction. If the Einride ADS facility will terminate, Einride ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that Einride decides to make an amendment to the Deposit Agreement that is disadvantageous to Einride ADS holders or terminate the Deposit Agreement, the Einride ADS holders may choose to sell their Einride ADSs or surrender their Einride ADSs and become direct holders of the underlying Einride Ordinary Shares, but will have no right to any compensation whatsoever.

Holders of Einride ADSs may be subject to limitations on transfer of their ADSs.

Einride ADSs are transferable on the books of the Depositary Bank. However, the Depositary Bank may close its transfer books at any time or from time to time when it deems necessary in connection with the performance of its duties. The Depositary Bank may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the Depositary Bank needs to maintain an exact number of Einride ADS holders on its books for a specified period. The Depositary Bank may also close its books in emergencies, and on weekends and public holidays. In addition, the Depositary Bank may refuse to deliver, transfer or register transfers of Einride ADSs generally when Einride’s books or the books of the Depositary Bank are closed, or at any time if Einride or the Depositary Bank deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

Holders of Einride ADSs may experience dilution of their holdings due to inability to participate in rights offerings.

Einride may, from time to time, distribute rights to its shareholders, including rights to acquire securities. Under the Deposit Agreement, the Depositary Bank will not distribute rights to holders of Einride ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of Einride ADSs, or are registered under the provisions of the Securities Act. The Depositary Bank may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. Einride may be unable to establish an exemption from registration under the Securities Act, and Einride is under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of Einride ADSs may be unable to participate in Einride rights offerings and may experience dilution of their holdings as a result.

Holders of Einride ADSs might not receive distributions on Einride Ordinary Shares, or any value for them at all, if it is unlawful or impracticable for Einride to make them available to such holders.

The Depositary Bank of the Einride ADSs has agreed to pay holders of Einride ADSs the cash dividends or other distributions it or the custodian for the Einride ADSs receives on Einride Ordinary Shares or other deposited securities after deducting its fees and expenses in accordance with the Deposit Agreement. Holders of Einride ADSs will receive these distributions in proportion to the number of the underlying Einride Ordinary Shares that their Einride ADSs represent. However, the Depositary Bank is not responsible if it is unlawful or impracticable to make a distribution available to any holders of Einride ADSs. For example, it would be unlawful to make a distribution to a holder of Einride ADSs if it consists of securities that require registration under the Securities Act but such securities are not properly registered or distributed pursuant to an applicable exemption from registration. The Depositary Bank is not responsible for making a distribution available to any holders of Einride ADSs if any government approval or registration is required for such distribution. The Depositary Bank may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the Depositary Bank may determine not to distribute such property. Einride has no obligation to register under U.S. securities laws any Einride ADSs, Einride Ordinary Shares, rights or other securities received through such distribution. Einride has no obligation to take any other action to permit the distribution of equity shares, rights or anything else to holders of the Einride ADSs. This means that holders of Einride ADSs might not receive the distributions that Einride makes on the Einride Ordinary Shares or any value for them at all if it is unlawful or impracticable for Einride to make them available to you. These restrictions may cause a material decline in the value of Einride ADSs.

Your rights to pursue claims against the Depositary Bank as a holder of ADSs are limited by the terms of the Deposit Agreement.

Under the Deposit Agreement, any action or proceeding against or involving the Depositary Bank, arising out of or based upon the Deposit Agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of Einride ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The Depositary Bank may, in its sole discretion, require that any dispute or difference arising from the relationship created by the Deposit Agreement to be referred to and finally settled by an arbitration conducted under the terms described in the Deposit Agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts. See “Description of American Depositary Shares” for more information.

ADS holders may not be entitled to a jury trial with respect to claims arising under the Deposit Agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The Deposit Agreement governing the Einride ADSs representing Einride Ordinary Shares provides that, subject to the Depositary Bank’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the Deposit Agreement and in that regard, to the fullest extent permitted by law, Einride ADS holders waive the right to a jury trial of any claim they may have against Einride or the Depositary Bank arising out of or relating to our ordinary shares, the Einride ADSs or the Deposit Agreement, including any claim under the U.S. federal securities laws.

If Einride or the Depositary Bank opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To Einride’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, Einride believes that a pre-dispute contractual waiver of jury trial is generally enforceable, including under the laws of the State of New York, which govern the Deposit Agreement. In determining whether to enforce a pre-dispute contractual waiver of jury trial, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. Einride believes that this is the case with respect to the Deposit Agreement and the Einride ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the Einride ADSs.

If you or any other holders or beneficial owners of Einride ADSs bring a claim against Einride or the Depositary Bank in connection with matters arising under the Deposit Agreement or the Einride ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against Einride and the Depositary Bank. If a lawsuit is brought against either or both of Einride and the Depositary Bank under the Deposit Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the Deposit Agreement with a jury trial. No condition, stipulation or provision of the Deposit Agreement or Einride ADSs shall relieve Einride or the Depositary Bank from Einride’s respective obligations to comply with the Securities Act and the Exchange Act.

Einride does not intend to pay dividends before it becomes profitable, and as a result, your ability to achieve a return on your investment in the foreseeable future will depend on appreciation in the price of the Einride ADSs.

Einride does not intend to pay any cash dividends before it becomes profitable, which may not occur in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the Einride Board. Accordingly, you may need to rely on sales of the Einride ADSs after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

Einride will incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to comply with a public company’s responsibilities and corporate governance practices.

As a public company, Einride will incur significant legal, accounting and other expenses, which Einride expects to further increase after it is no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Einride’s management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase Einride’s legal and financial compliance costs and will make some activities more time-consuming and costly.

In the past, shareholders of some public companies have brought securities class action suits in the U.S. federal and state courts against these companies following periods of instability in the market price of these companies’ securities. Einride’s involvement in a class action suit could divert a significant amount of its management’s attention and other resources from its business, which could harm its results of operations and require it to incur significant expenses to defend the suit.

Any such class action suit, whether or not successful, could harm Einride’s reputation and restrict its ability to raise capital in the future. In addition, if a claim is successfully made against it, Einride may be required to pay significant damages, which could materially and adversely affect its financial condition and results of operations.

There may be difficulties in enforcing foreign judgments against Einride, and its directors or officers.

Certain of Einride’s directors and officers reside outside the United States. Most of Einride’s assets and such persons’ assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon Einride within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

In particular, investors should be aware that there is uncertainty as to whether the courts of Sweden or any other applicable jurisdictions would recognize and enforce judgments of U.S. courts obtained against Einride or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States, or any state in the United States or entertain original actions brought in Sweden or any other applicable jurisdictions courts against Einride, its directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our shareholders may face difficulties in protecting their interests because we are a Swedish company.

We are a Swedish company with limited liability. Our corporate affairs are governed by our articles of association and by the laws that govern companies incorporated in Sweden. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us are to a large extent governed by the laws of Sweden and may be different than the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, the Einride Board is required by Swedish law to consider the interests of our company, shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. Furthermore, the rights of our shareholders and the fiduciary responsibilities of our directors under the laws of Sweden may not be as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of the Einride Board than they would as public shareholders of a company incorporated in the United States.

If Einride ADSs or the Einride Warrants are not eligible for deposit and clearing within the facilities of the Depository Trust Company, then transactions in the Einride ADSs or the Einride Warrants may be disrupted.

The facilities of the Depository Trust Company (“DTC”) are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. We expect that Einride ADSs and the Einride Warrants will be eligible for deposit and clearing within the DTC system. We expect to enter into arrangements with DTC whereby we will agree to indemnify DTC for stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the Einride ADSs and the Einride Warrants. We expect these actions, among others, will result in DTC agreeing to accept the Einride ADSs and the Einride Warrants for deposit and clearing within its facilities.

DTC is not obligated to accept Einride ADSs or the Einride Warrants for deposit and clearing within its facilities in connection with the listing, and even if DTC does initially accept Einride ADSs or the Einride Warrants, it will generally have discretion to cease to act as a depository and clearing agency for Einride ADSs or the Einride Warrants.

If DTC determines prior to the consummation of the Business Combination that Einride ADSs or the Einride Warrants are not eligible for clearance within the DTC system, then we would not expect to consummate the Business Combination or the listing contemplated by this proxy statement/prospectus in its current form. However, if DTC determines at any time after the completion of the transactions and the listing that Einride ADSs or the Einride Warrants were not eligible for continued deposit and clearance within its facilities, then we believe that Einride ADSs or Einride Warrants would not be eligible for continued listing on a U.S. securities exchange and trading in the securities or warrants would be disrupted. While we would pursue alternative arrangements to preserve Einride’s listing and maintain trading of its securities, any such disruption could have a material adverse effect on the market price of Einride ADSs and the Einride Warrants.

Risks If the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is not approved, Legato III’s board of directors will not have the ability to adjourn the Meeting to a later date.

If, at the Meeting, the officer presiding over the Meeting determines that it would be in the best interests of Legato III to adjourn the Meeting to give Legato III more time to consummate the Business Combination for whatever reason, Legato III’s board of directors will seek approval to adjourn the Meeting to a later date or dates. If the Adjournment Proposal is not approved, Legato III’s board may not have the ability to adjourn the Meeting to a later date. In such event, the Business Combination would not be completed.

EXTRAORDINARY GENERAL MEETING OF LEGATO III’S SHAREHOLDERS

General

Legato III is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Legato III Board for use at the Meeting to be held on [●], 2026 and at any adjournment thereof. This proxy statement/prospectus provides Legato III Shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Meeting.

Date, Time and Place

The Meeting will be held on [●], 2026 at [●], Eastern Time, virtually via live webcast at [●] and via teleconference at [●] (U.S. toll free) or [●] (international toll free) (in each case using participant code [●]). Legato III is pleased to utilize the virtual shareholder meeting technology to provide ready access and cost savings for Legato III Shareholders. Enabling virtual access to the Meeting allows attendance from any location in the world. Legato III encourages its shareholders to attend via live webcast. To participate in the meeting virtually, a Legato III shareholder of record will need the control number included on their proxy card or instructions that accompanied their proxy materials, if applicable, or to obtain a proxy form from their broker, bank or other nominee. The Meeting webcast will begin promptly at [●], Eastern Time. Legato III shareholders are encouraged to access the Legato III Meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.

Purpose of the Extraordinary General Meeting of Shareholders of Legato III

At the Meeting, Legato III will ask the Legato III Shareholders to consider and vote on the following proposals:

●	Proposal One — The Business Combination Proposal — as an ordinary resolution, that (i) the Business Combination Agreement by and among Legato III, Einride and Merger Sub, (ii) the other Transaction Agreements (as defined in the Business Combination Agreement), and (iii) the completion of the Transactions, in accordance with the terms and subject to the conditions set forth in the Business Combination Agreement and such Transaction Agreements, be approved in all respects;

●	Proposal Two — The Merger Proposal — as a special resolution, that the Plan of Merger and the transactions contemplated thereunder, including, without limitation, that Legato III shall merge with and into Merger Sub with Merger Sub being the surviving company, be and are hereby adopted and approved and authorized in all respects;

●	Proposal Three — The Organizational Documents Proposal — as an ordinary resolution, that certain material differences between the Legato Articles and the Amended Einride Articles, presented separately in accordance with SEC requirements, be approved, on a non-binding advisory basis; and

●	Proposal Four — The Adjournment Proposal — as an ordinary resolution, that the adjournment of the Meeting to a later date or dates, if it is determined by the chairman presiding over the Meeting that more time is necessary for Legato III to consummate the Merger and the Transactions, be approved.

Please see the sections titled “Proposal One: The Business Combination Proposal,” “Proposal Two: The Merger Proposal,” “Proposal Three: The Organizational Documents Proposal,” and “Proposal Four: The Adjournment Proposal” for more information on the foregoing proposals.

Recommendation of Legato III Board of Directors

The Legato III Board has unanimously approved the Business Combination Agreement and the other proposals described in the accompanying proxy statement/prospectus, and the Legato III Board has determined that it is advisable to consummate the Business Combination. The Legato III Board recommends that you vote “FOR” the proposals described in the accompanying proxy statement/prospectus (including each of the sub-proposals).

When you consider the Legato III Board’s recommendation of these proposals, you should keep in mind that Legato III’s officers and directors have interests in the Business Combination that are different from, or in addition to, the interests of Legato III Shareholders generally. See the section entitled “Proposal One — The Business Combination Proposal — Conflicts of Interest of Legato III’s Officers and Directors” for additional information. The Legato III Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and in recommending to Legato III Shareholders that they vote in favor of the Proposals presented at the Meeting.

Record Date; Outstanding Shares; Shareholders Entitled to Vote

Legato III has fixed the close of business on [●], 2026 as the record date for determining Legato III shareholders entitled to notice of and to attend and vote at the Meeting. Only holders of record of Legato III Ordinary Shares at the record date are entitled to notice of and to vote and have their votes counted at the Meeting and any adjournment of the Meeting. Each Legato III Ordinary Share is entitled to one vote per share at the Meeting. As of the close of business on the record date, there were 25,799,375 Legato III Ordinary Shares outstanding.

Quorum

A quorum will be present if one or more shareholders who together hold not less than a majority of the issued and outstanding Legato III Ordinary Shares entitled to attend and vote at the Meeting are present in person (including by virtual attendance) or by proxy (or, in the case of a corporation or other non-natural person, by duly authorized representative or proxy).

Votes Required; Abstentions and Broker Non-Votes

The following votes are required for each proposal at the Meeting:

●	The Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Island law, being a resolution passed by a majority of the votes cast by or on behalf of the holders of shares of Legato III entitled to vote.

●	The Merger Proposal — The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being a resolution passed by a majority of at least two-thirds (2/3) of the votes cast by or on behalf of the holders of shares of Legato III entitled to vote.

●	The Organizational Documents Proposal — The approval of the Organizational Documents Proposal requires an ordinary resolution under Cayman Island law, being a resolution passed by a majority of the votes cast by or on behalf of the holders of shares of Legato III entitled to vote.

●	The Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Island law, being a resolution passed by a majority of the votes cast by or on behalf of the holders of shares of Legato III entitled to vote.

For purposes of the Meeting, an abstention occurs with respect to a proposal when a shareholder returns a ballot or a proxy and marks “ABSTAIN” with respect to such proposal. A “broker non-vote” occurs when a shareholder does not provide voting instructions to its broker, bank or other nominee on a particular proposal on which the broker, bank or other nominee does not have discretionary authority to vote. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. Legato III believes all the proposals presented to Legato III shareholders will be considered non-discretionary and therefore your broker, bank or other nominee cannot vote your shares without your instruction.

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to Legato III but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. If you abstain with respect to a proposal, or if you do not vote on a proposal (whether as a result of a broker non-vote or because do not submit a proxy by mail, internet or telephone and do not attend the Meeting in person or virtually and vote at the Meeting), your abstention or failure to vote will have no effect on the vote on such proposal.

Voting Your Shares

The ability to vote your shares at the Meeting depends on how you hold your shares as described below.

Voting Your Shares—Shareholders of Record

If you are a holder of record of Legato III Ordinary Shares on the record date for the Meeting, you may vote at the Meeting in any of the following ways:

●	Vote by Mail: You can complete, sign, date and return the enclosed proxy card in the accompanying prepaid reply envelope. By signing the proxy card and returning it in the enclosed prepaid envelope to the specified address, you are authorizing the individuals named on the proxy card to vote your shares at the Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Meeting so that your shares will be voted if you are unable to attend the Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Legato III Ordinary Shares will be voted as recommended by the Legato III Board.

●	Vote by Internet: You can vote by visiting [●], 24 hours a day, seven days a week, until 11:59 p.m., Eastern Time on [●], 2026 (have your proxy card in hand when you visit the website).

●	Vote at the Meeting: You can attend the Meeting virtually as described above and vote during the Meeting by following the instructions on the live webcast website. You will need your control number for access to the website. Instructions on how to virtually attend and participate at the Meeting are set forth above.

Voting Your Shares—Beneficial Owners

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, along with a voting instruction form, and you will need to follow the instructions included on that form in order to instruct your broker, bank or nominee as to how to vote your shares. You may be eligible to provide voting instructions electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting, please complete and return your voting instruction form in the self-addressed, postage-paid envelope provided. You may also vote at the Meeting if you obtain a legal proxy in accordance with the instructions under “—Attending the Meeting” below.

Attending the Meeting

Legato III will be hosting the Meeting virtually via live webcast at [●] and via teleconference at [●] (U.S. toll free) or [●] (international toll free) (in each case using participant code [●]).To participate in and vote at the virtual meeting, Legato III shareholders of record will need (i) the control number included on their proxy card or instructions that accompanied their proxy materials, if applicable, or (ii) to obtain a proxy form from their broker, bank or other nominee.

If you are a shareholder of Legato III as of the record date, you can participate in the Meeting, vote, and submit questions via live webcast website. In order to vote or submit a question during the virtual meeting, you will also need the voter control number included on your proxy card. If you do not have the control number, you will be able to listen to the virtual meeting only by registering as a guest and you will not be able to vote or submit your questions during the virtual meeting. If you do not have your control number, contact Legato III’s Transfer Agent no later than at least 72 hours in advance of the Meeting.

If your shares are held in “street name,” you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance of the Meeting to vote and submit questions at the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to the Transfer Agent. Requests for registration should be directed to Continental Stock Transfer & Trust Company. Written requests can be mailed to:

Equiniti Trust Company, LLC

48 Wall Street, 22nd Floor

New York, New York 10005

E-mail: forihuela@astfinancial.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than [5:00] p.m., Eastern Time, on [●], 2026. You will receive a confirmation of your registration by email after we receive your registration materials, along with a voter control number to access the Meeting. You will then be able to attend the Meeting in person or virtually. In order to vote or submit questions during the virtual meeting, you will also need the voter control number. If you do not have the control number, you will be able to listen to the virtual meeting only by registering as a guest and you will not be able to vote or submit your questions during the virtual meeting.

We encourage all shareholders to access the Meeting prior to the start time leaving ample time for the check-in.

Revoking Your Proxy

You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Meeting and casting your vote or by voting again by the Internet voting option described above, or by submitting a written revocation stating that you would like to revoke your proxy that we receive prior to the Meeting. If you hold your shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of your voting instructions. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, New York 10017, Attn: CEO. Such a notice of revocation must be received by us on or before the Meeting, and any new proxy card must be received by us not less than 48 hours before the time for holding the Meeting or any adjournment thereof.

Who Can Answer Your Questions About Voting Your Shares?

If you have any questions about how to vote or direct a vote in respect of your shares, you may call Mackenzie Partners, Legato III’s proxy solicitor, by calling +1 (800) 322-2885 (toll-free within the U.S. or Canada), or for banks and brokers, by calling +1 (212) 929-5500 (collect), or by sending an email to proxy@mackenziepartners.com.

Redemption Rights

Legato III Shareholders may seek to redeem their Legato III Public Shares for cash, regardless of whether they vote for or against or do not vote at all on the Business Combination Proposal or the other proposals to be voted upon at the Meeting. Any Legato III Public Shareholder may demand that Legato III redeem their Legato III Public Shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the trust account and not previously released to Legato III, divided by the number of then outstanding Legato III Public Shares, calculated as of two (2) business days prior to the consummation of the Business Combination. If a holder properly seeks redemption as described in this section with respect to any of its Legato III Public Shares and the Business Combination is consummated, Legato III will redeem those shares for cash and the holder will no longer own those shares following the Business Combination.

The Initial Shareholders, including Legato III’s officers and directors, have waived their redemption rights in connection with the consummation of the Business Combination, in each case with respect to any Legato III Ordinary Shares held by them.

Legato III Shareholders seeking to have their Legato III Public Shares redeemed must, no later than 5:00 p.m., Eastern time, on [●], 2026 (two (2) business days before the Meeting): (1) submit a written request to Equiniti, Legato III’s transfer agent, in which the Legato III Public Shareholder requests that Legato III redeem all or a portion of its Legato III Public Shares for cash and (2) deliver its Legato III Public Shares to Equiniti physically or electronically through DTC. Legato III Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from Equiniti and time to effect delivery. Legato III Shareholders should generally allot at least two weeks to obtain physical certificates from Equiniti. However, it may take longer than two weeks. If Legato III Shareholders hold their shares in “street name,” they will have to coordinate with their bank, broker or other nominee to have their shares certificated and delivered physically together with the written request or to have their shares delivered electronically together with the written request.

If shareholders do not submit a written request and deliver their shares as described above, their Legato III Public Shares will not be redeemed. There is a nominal cost associated with this tendering process and the act of certificating the shares and/or delivering the shares together with the written request through the DWAC system. Equiniti will typically charge the tendering broker $[●] and it would be up to the broker whether or not to pass this cost on to the holder of the shares being redeemed. In the event the proposed Business Combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request to redeem such shares, once made, may be withdrawn at any time up to the date of the Meeting or, with Legato III’s consent, after the Meeting and prior to the Closing. Furthermore, if a Legato III Shareholder delivers its shares in connection with an election of redemption rights and subsequently decides prior to the Meeting not to elect to exercise such rights, such Legato III Shareholder may simply request that Equiniti return the shares (physically or electronically). A Legato III Shareholder may make such request by contacting Equiniti at the address listed below.

If the Business Combination is not approved or completed for any reason, then Legato III Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a pro rata portion of the Trust Account. In such case, Legato III will promptly return any shares delivered by Legato III Shareholders.

The closing price of the Legato III Ordinary Shares on the record date was $[●] per share. For illustrative purposes, the cash held in the Trust Account on such date was approximately $[●] million (net of taxes payable) or $[●] per Legato III Public Share. Prior to exercising redemption rights, Legato III Shareholders should verify the market price of the Legato III Ordinary Shares as they may receive higher proceeds from the sale of their Legato III Public Shares in the public market than from exercising their redemption rights, if the market price per share is higher than the redemption price. Legato III cannot assure its shareholders that they will be able to sell their shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a Legato III Shareholder exercises his, her or its redemption rights, then he, she or it will be exchanging its shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption by delivering your shares (either physically or electronically via the DTC’s DWAC System) to Equiniti no less than two (2) business days prior to the vote at the Meeting.

Equiniti can be contacted at the following address:

Equiniti Trust Company, LLC

48 Wall Street, 22nd Floor

New York, New York 10005

E-mail: forihuela@astfinancial.com

Appraisal Rights

Holders of record of Legato III Ordinary Shares who comply with the applicable requirements of Section 238 of the Cayman Companies Act may have dissenters’ rights in connection with the Merger under the Cayman Companies Act. Legato III shareholders wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for their Legato Ordinary Shares must give written notice indicting their objection to the Merger and their intention to exercise their statutory dissenter rights and follow the procedures set out in Section 238 of the Cayman Companies Act, noting that any shareholder upon giving of a notice of dissent shall cease to have any of the rights of a shareholder of the Company except the right to be paid the fair value of his shares and certain other rights pursuant to section 238(7) of the Cayman Companies Act, until such dissenter rights may subsequently be lost and/or extinguished pursuant to the Cayman Companies Act. Since Legato III is a special purpose acquisition company with no assets save for the trust proceeds, in practice, this will be largely similar to the redemption price. Accordingly, Legato III believes that such fair value would equal $[●] (the redemption price per share as of [●], 2026). A Legato III shareholder who elects to exercise dissenters’ rights must do so in respect of all of the Legato III Ordinary Shares that person holds and will lose their right to exercise their redemption rights as described herein.

Legato III shareholders are recommended to seek their own legal advice as soon as possible on the application and procedure to be followed in respect of the dissenters’ rights under the Cayman Companies Act.

See the section titled “Appraisal Rights under the Cayman Companies Act” for additional information.

Proxy Solicitation Costs

The costs and expenses of soliciting proxies from shareholders will be borne by Legato III. Legato III has engaged Mackenzie Partners to assist in the solicitation of proxies for the Meeting. Legato III has agreed to pay a fee of $15,000, plus fees and expenses (to be paid with non-trust account funds). Legato III’s employees, officers and directors also may solicit proxies in person, by telephone or by electronic communication. None of these individuals will receive any additional or special compensation for doing this, but they may be reimbursed for reasonable out-of-pocket expenses. In addition, Legato III may reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation material to the beneficial owners of the Legato III Ordinary Shares.

Other Matters

This Meeting has been called only to consider the approval of proposals described in this proxy statement/prospectus. Under the Legato III Articles, other than procedural matters incident to the conduct of the Meeting, no other matters may be considered at the Meeting if they are not included in the notice of the Meeting.

Interests of Legato III’s Directors and Officers in the Business Combination

The personal and financial interests of Legato III’s officers and directors may have influenced or may in the future influence their motivation in identifying and selecting Einride as a business combination target, completing the Business Combination with Einride and overseeing the operation of the business following the Business Combination. This risk may become more acute as the deadline for completing a business combination nears.

You should keep in mind that Legato III’s officers and directors have interests in the Business Combination that are different from, or in addition to, those of Legato III’s Public Shareholders generally. These interests include that Legato III’s officers and directors will lose their entire investment in Legato III if an initial business combination is not completed (other than with respect to Legato III Public Shares they may acquire in the future), and that Legato III’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete a business combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate Legato III. Further, the personal and financial interests of Legato III’s officers and directors may have influenced their motivation in identifying and selecting Einride as a business combination target and completing the Business Combination with Einride. In considering the Business Combination, Legato III Public Shareholders should consider these interests as well as, among other things, the interests described below:

●	the fact that Legato III’s officers and directors have certain economic interests in the Business Combination including:

○	the Legato III’s officers and directors will lose their entire investment in Legato III if the Business Combination or another initial business combination is not consummated within the required time period. The Initial Shareholders paid an aggregate of $25,000 for the Founder Shares. Such securities will have a significantly higher value at the time of the Business Combination, and if unrestricted and freely tradable would be valued at approximately $[●] million based upon the closing price of $[●] per Legato III Ordinary Share on the NYSE American on [●], 2026. Legato III’s officers and directors have agreed to waive their redemption rights with respect to their Founder Shares, Legato III Private Shares and any Legato III Public Shares they hold in connection with the Business Combination and their rights to liquidating distributions from the trust account with respect to any Founder Shares and Legato III Private Shares held by them if the Business Combination is not approved and Legato III fails to complete a business combination within the required time period. Accordingly, the Founder Shares and Legato III Private Units would be worthless if the Business Combination or another business combination is not consummated within the required time period because the holders thereof are not entitled to participate in any redemption or liquidation distribution with respect to such shares; and

○	although, as of the date of this proxy statement/prospectus, there are no fees due to, or any out-of-pocket expenses repayable to Legato III’s officers and directors, if any loans, fees or expenses are incurred after the date of this proxy statement/prospectus, they would not be repaid unless (i) Legato III consummates the Business Combination within the required time period or (ii) there are any out of trust funds available to be used for such purpose.

●	the fact that pursuant to the Business Combination Agreement, Eric Rosenfeld, the Chief SPAC Officer of Legato III, and Gregory Monahan, the Chief Executive Officer and a director of Legato III, will serve as directors of Einride upon the Closing. Such individuals, in the future, may receive any cash fees, stock options or stock awards that Einride may determine to pay to its directors;

●	the fact that if the Business Combination or another business combination is not consummated within the required time period, Legato III will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Legato III Public Shares for cash and, subject to the approval of its remaining shareholders and the Legato III Board, dissolving and liquidating.

The Legato III Board was aware of and considered these interests, among other matters, in reaching the determination that the Business Combination Agreement and the transactions contemplated thereby, including the Merger, were advisable and in the best interests of, Legato III and its shareholders.

Purchases of Legato III Ordinary Shares

At any time prior to the Meeting, during a period when they are not then aware of any material non-public information regarding Legato III or its securities, the Initial Shareholders, Legato III’s officers and directors and Einride and its officers and directors and/or their respective affiliates may purchase Legato III Public Shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Legato III Public Shares or to not seek redemption of their Legato III Public Shares in connection with the Business Combination. The purpose of such share purchases and other transactions would be to decrease the number of Legato III Public Shares that were being redeemed for cash. While the nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors of Legato III Ordinary Shares or securities owned by the Initial Shareholders for nominal value. Entering into any such arrangements may result in the completion of the Business Combination that may not otherwise have been possible. Additionally, such arrangements may have a depressive effect on the Legato III Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Meeting.

Legato III will file or submit a Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to shareholders at the Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Any purchases by the Initial Shareholders or Legato III’s officers, directors or advisors or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Initial Shareholders and Legato III’s officers, directors and advisors and their respective affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act, if they are in possession of any material non-public information (unless such information is disclosed to the seller), or if the purchases are not in compliance with Regulation M under the Exchange Act or otherwise not in compliance with the federal securities laws. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Initial Shareholders or Legato III’s officers, directors or advisors or their respective affiliates were to purchase Public Shares from Legato III Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act.

THE BUSINESS COMBINATION AGREEMENT

For a discussion of the Business Combination structure and consideration provisions of the Business Combination Agreement, see the section titled “Proposal One — The Business Combination Proposal.” Such discussion and the following summary of other material provisions of the Business Combination Agreement does not purport to describe all of the terms of the Business Combination Agreement and is qualified by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A-1, Annex A-2 and Annex A-3 to this proxy statement/prospectus. All Legato III Shareholders are encouraged to read the Business Combination Agreement in its entirety for a more complete description of the terms and conditions of the Business Combination.

The summary of the Business Combination Agreement below is included in this proxy statement/prospectus only to provide you with information regarding the terms and conditions of the Business Combination Agreement and not to provide any other factual information regarding Legato III, Einride or their respective businesses. Accordingly, the representations and warranties and other provisions of the Business Combination Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus.

Introduction

On November 12, 2025, the Business Combination Agreement was entered into, by and among Legato III, Einride and Merger Sub, pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Legato III will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly-owned subsidiary of Einride (the “Surviving Company”). The Business Combination Agreement, which is annexed to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, was approved by the board of directors of each of Legato III and Einride.

Closing and Effective Time of the Transactions

The Closing will take place no later than the third business day following the satisfaction or waiver of the conditions set forth in the Business Combination Agreement (the “Closing Date”) and summarized below under the subsection titled “— Conditions to Closing of the Transactions,” unless Legato III and Einride agree to another time or unless the Business Combination Agreement is terminated pursuant to its terms.

Conversion of Securities

Pursuant to the Merger, the following will occur:

●	to the extent any Legato III Units remain outstanding and unseparated, immediately prior to the Effective Time, each such issued and outstanding Legato III Unit will be automatically separated and the holder thereof will be deemed to hold one Legato III Ordinary Share and one-half of one Legato III Warrant, each whole Legato III Warrant being exercisable for one Legato Ordinary Share at an exercise price of $11.50 per share;

●	immediately after the Unit Separation, at the Effective Time, after giving effect to the Stock Split, each issued and outstanding Legato III Ordinary Share (which will exclude any Excluded Shares, Legato Dissenting Shares and Legato III Redeeming Shares) will be cancelled and automatically exchanged for one Einride Ordinary Share in the form of one Einride ADS;

●	at the Effective Time, each Legato III Warrant will be automatically converted into one Einride Warrant, with each whole Einride Warrant exercisable for one Einride Ordinary Share in the form of one Einride ADS at an exercise price of $11.50 per share;

●	at the Effective Time, the sole issued and outstanding ordinary share, par value $0.0001 per share, of Merger Sub will be automatically converted into one ordinary share, par value $0.0001 per share, of the Surviving Company, which will constitute the only issued and outstanding share in the capital of the Surviving Company;

●	to the extent available under the Cayman Companies Act, all issued and outstanding Legato III Ordinary Shares held by Legato III Shareholders who have properly exercised Dissent Rights in respect of such Legato Dissenting Shares in accordance with the Cayman Companies Act will be cancelled and cease to exist and will not be entitled to receive the applicable Merger Consideration and will instead be entitled to receive only such rights as may be granted by the Cayman Companies Act;

●	Each issued and outstanding Legato III Redeeming Share will be cancelled in exchange for the right to be paid a pro rata share of the aggregate amount payable with respect to the exercise of the redemption rights of Legato III Shareholders; and

●	Each Excluded Share will be cancelled and cease to exist.

Appraisal Rights under the Cayman Islands Act

Notwithstanding the above, the Cayman Islands Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, Legato III Public Shareholders are still entitled to exercise the rights of redemption in respect to their Legato III Public Shares as set out herein, and the Legato III Board has determined that the redemption proceeds payable to Legato III Public Shareholders who exercise such redemption rights represent the fair value of those shares. See the section titled “Proposal Two — The Merger Proposal — Appraisal Rights Under the Cayman Islands Act” for additional information.

Holders of Legato III Public Warrants or Units do not have appraisal rights in respect to such securities in connection with the Business Combination under the Cayman Islands Act.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of the parties thereto that are customary for a transaction of this size and nature. The representations and warranties are, in many respects, qualified by materiality and knowledge, public filings and each of Legato III and Einride’s respective disclosure schedule, and will not survive the Business Combination, but their accuracy forms the basis of some of the conditions to the obligations of Legato III, Merger Sub and Einride to complete the Business Combination. Einride and Merger Sub made customary representations and warranties to Legato III, relating to, among other things: corporate existence and power; corporate authorization; governmental authorizations and consents; noncontravention; subsidiaries; capitalization; financial statements; undisclosed liabilities; absence of certain changes; litigation and proceedings; compliance with laws and permits; material contracts; intellectual property; privacy and data security; benefit plans; labor matters; taxes; insurance; real property and assets; environmental matters; affiliate transactions; customers and suppliers; absence of certain business practices, anti-corruption, anti-money laundering and sanctions; registration statement and proxy statement; bankruptcy and insolvency; independent investigation; brokers’ fees; and no outside reliance.

Legato III made customary representations and warranties to Einride relating to, among other things: corporate organization; corporate authorization; governmental authorizations and consents; noncontravention; litigation and proceedings; capitalization; undisclosed liabilities; SEC documents, disclosure controls and internal control over financial reporting; listing; registration statement and proxy statement; Trust Account; business activities; absence of certain changes; compliance with laws and permits; Board approval and shareholder vote; material contracts; employees and employee benefits plans; title to assets; affiliate transactions; taxes; certain business practices; anti-takeover; independent investigation; brokers’ fees; opinion of financial advisor; the Investment Company Act of 1940, as amended, and the Jumpstart Our Business Startups Act of 2012, as amended, and no outside reliance.

Material Adverse Effect

Pursuant to the Business Combination Agreement, a material adverse effect with respect to Einride (“Einride Material Adverse Effect”) means any change, development, event, occurrence, or state of facts that, individually or in the aggregate, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations, financial condition, assets of Einride and its subsidiaries taken as a whole, or (b) does or would reasonably be expected to prevent or materially impede Einride or Merger Sub from timely consummating the Transactions by the Outside Date (as defined herein); provided, however, in the case of foregoing clause (a) only, no change, development, event, occurrence, or state of facts, to the extent resulting from any of the following, either individually or in the aggregate, will be taken into account in determining whether an Einride Material Adverse Effect has occurred or would reasonably be expected to occur:

(i)	any changes or proposed changes in applicable laws or IFRS, or regulatory, policies or interpretations thereof after the date of the Business Combination Agreement;

(ii)	any change in interest rates or economic, financial or market conditions generally, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in the United States, Sweden or anywhere else in the world;

(iii)	changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees);

(iv)	any acts of war, sabotage, civil conflict, unrest or terrorism in the countries where Einride operates, and earthquakes, hurricanes, tornados, disease, epidemics, pandemics or other natural or man-made disasters;

(v)	in and of itself, the failure of Einride, to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow, cash position or other financial metrics for any period; provided that the foregoing shall not prevent a determination that any change, event, state of facts, development or occurrence underlying such failure has resulted in an Einride Material Adverse Effect; or

(vi)	the compliance with the express terms of the Business Combination Agreement, including any actions required to be taken, or required not to be taken, pursuant to the terms of the Business Combination Agreement or otherwise taken at the specific prior written request of Legato III; provided, however, that if a change or effect related to clauses (i), (ii), (iv), and (v) disproportionately adversely affects the Einride, compared to other similarly situated participants in the industry in which Einride operate, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred, but only to the extent of the incremental disproportionate effect on Einride, relative such similarly situated participants.

Pursuant to the Business Combination Agreement, a material adverse effect with respect to Legato III (“Legato III Material Adverse Effect”) means any change, event, state of facts, development or occurrence that, individually or in the aggregate: (a) has had, or would reasonably be expected to have, a materially adverse effect on the business, assets, financial condition or results of operations of SPAC; or (b) has or would reasonably be expected to prevent or materially impede the ability of Legato III to consummate the Transactions by the Outside Date; provided, however, in the case of foregoing clause (a) only, no change, development, event, occurrence, or state of facts, to the extent resulting from any of the following, either individually or in the aggregate, will be taken into account in determining whether an Legato III Material Adverse Effect has occurred or would reasonably be expected to occur:

(i)	any changes or proposed changes in applicable laws, GAAP, or regulatory, policies or interpretations thereof after the date of the Business Combination Agreement;

(ii)	any change in interest rates or economic, financial or market conditions generally, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in the United States or anywhere else in the world;

(iii)	changes attributable to the public announcement or pendency of the Transactions;

(iv)	any acts of war, sabotage, civil conflict, unrest or terrorism in the United States, and any earthquakes, hurricanes, tornados, disease, epidemics, pandemics or other natural or man-made disasters;

(v)	in and of itself, the failure of Einride, to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow, cash position or other financial metrics for any period; provided that the foregoing shall not prevent a determination that any change, event, state of facts, development or occurrence underlying such failure has resulted in an Einride Material Adverse Effect; or

(vi)	the compliance with the express terms of the Business Combination Agreement, including any actions required to be taken, or required not to be taken, pursuant to the terms of the Business Combination Agreement or otherwise taken at the specific prior written request of Legato III; provided, however, that if a change or effect related to clauses (i), (ii), (iv), and (v) disproportionately adversely affects Legato III, compared to other similarly situated participants in the industry in which Legato III operates, then such disproportionate impact may be taken into account in determining whether a Legato III Material Adverse Effect has occurred, but only to the extent of the incremental disproportionate effect on Legato III, relative such similarly situated participants.

No Survival

None of the representations, warranties, covenants and agreements in the Business Combination Agreement or in any instrument, document or certificate delivered pursuant to the Business Combination Agreement, including any rights, claims, or causes of actions arising out of any breach of such representations, warranties, covenants, obligations shall survive the Closing, except for (a) those covenants and agreements contained therein which by their terms expressly apply in whole or in part after the Closing and then only to such extent until such covenants and agreements have been fully performed, (b) any covenants and agreements which shall survive the Closing in according to their respective terms and (c) any claims with respect to intentional fraud in the making of the representations and warranties.

Comparison of Rights of Shareholders of Einride, Legato III and the Surviving Company

Einride is a company incorporated under the laws of Sweden and Legato III is a company incorporated under the laws of the Cayman Islands and the Surviving Company will remain as a company incorporated under the laws of the Cayman Islands. Accordingly, the rights of the Einride Shareholders are governed by the Amended Einride Articles and the Swedish Companies Act and the rights of the Legato III Shareholders are governed by the Legato III Articles and the Cayman Islands Act. The rights of the shareholders of the Surviving Company after the consummation of the Business Combination will be governed by the memorandum and articles of association of Merger Sub as in effect immediately prior to the Effective Time and the Cayman Islands Act, and the rights of the Einride Shareholders after the consummation of the Business Combination will be governed by the Amended Einride Articles and the Swedish Companies Act. The Amended Einride Articles will take effect on the Closing Date and immediately prior to the Effective Time.

Additional Agreements

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, Einride and the Initial Shareholders entered into a lock-up agreement (the “Lock-up Agreement”) pursuant to which each of the Initial Shareholders agreed not to transfer, sell, pledge or hypothecate or otherwise dispose of any Einride Ordinary Shares issuable to such Initial Shareholder in respect of the Founder Shares and any Einride ADSs issued against the deposit of one underlying Einride Ordinary Share, or enter into any contract, option or other arrangement or understanding with respect to the foregoing, for a period commencing on the Closing Date and continuing until the earliest to occur of (i) the date that is six (6) months after the Closing Date, (ii) the date on which the closing share price of the Einride Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period following the Closing Date or (iii) the date on which the Company completes a change of control (the “Lock-up Period”).

In addition, certain Einride Shareholders and the holders of the Participating Company Derivatives who hold an aggregate of at least 80% of Einride Ordinary Shares outstanding and underlying the Participating Company Derivatives on the date of the Business Combination Agreement will, prior to the Closing, enter into the Lock-up Agreement with Einride, pursuant to which each such Einride Shareholder has agreed not to transfer, sell, pledge or hypothecate or otherwise dispose of any Einride Ordinary Shares held by such Einride Shareholder as of immediately following the Closing and any Einride ADSs issued against the deposit of one underlying Einride Ordinary Share, or enter into any contract, option or other arrangement or understanding with respect to the foregoing, during the Lock-up Period. Pursuant to the Business Combination Agreement, Einride has agreed to use reasonable best efforts to cause the Einride Shareholders and the holders of the Participating Company Derivatives who, as of the Closing Date, hold an aggregate of at least 90% of the Einride Ordinary Shares outstanding and underlying the Participating Company Derivatives, to enter into the Lock-up Agreement as of the Closing Date.

Einride Support Agreement

Simultaneously with the execution of the Business Combination Agreement, certain Einride Shareholders, who hold an aggregate of at least 50% of the outstanding Einride Ordinary Shares and Einride Preference Shares eligible to vote thereon, and Einride entered into a support agreement (the “Einride Support Agreement”), pursuant to which, among other things, such Einride Shareholders and holders of the Einride Preference Shares have agreed to vote their shares (i) in favor of all proposals necessary to effectuate the Business Combination, including the Merger, the Company Derivative Exchange, the Stock Split, the adoption of the Amended Einride Articles, the adoption of the Equity Incentive Plan and the termination of the Company Shareholders Agreement, and (ii) against (a) any proposal or offer from any person (other than Legato III and its affiliates) concerning a business combination or the adoption of any agreement to enter into a business combination and (b) any action, proposal, transaction or agreement that could reasonably be expected to materially impede, interfere with, delay, discourage or adversely affect or inhibit the timely consummation of the Business Combination or the fulfillment of Einride’s obligations under the Business Combination Agreement or change in any manner the voting rights of any class of shares of Einride.

Legato III Support Agreement

Simultaneously with the execution of the Business Combination Agreement, Einride, Legato III and the Initial Shareholders entered into a support agreement (the “Legato III Support Agreement”), pursuant to which, the Initial Shareholders have agreed to vote all of their Legato III Ordinary Shares (i) in favor of all proposals necessary to effectuate the Business Combination, including the Merger and (ii) against (a) any proposal or offer from any person (other than Einride and its affiliates) concerning an initial business combination or the adoption of any agreement to enter into an initial business combination and (b) any action, proposal, transaction or agreement that could reasonably be expected to materially impede, interfere with, delay, discourage or adversely affect or inhibit the timely consummation of the Business Combination or the fulfillment of Legato III’s obligations under the Business Combination Agreement or change in any manner the voting rights of any class of shares of Legato III. In addition, pursuant to the Legato III Support Agreement, the Initial Shareholders agreed to, subject to the Closing, surrender and forfeit, for no consideration, a number of Founder Shares equal to (x) 2,400,000, less the number of Founder Shares transferred pursuant to private placement transactions and/or non-redemption agreements (which shall not exceed 1,000,000), multiplied by the (y) the quotient of (a) the number of Legato III Ordinary Shares redeemed by Legato III at any time on or prior to the Closing, divided by (b) 20,125,000. The Initial Shareholders also agreed to waive their redemption rights with respect to any Legato III Ordinary Shares held by them.

Assignment, Assumption and Amendment to Warrant Agreement

Immediately prior to the Effective Time, Legato III and Einride will enter into an assignment, assumption and amendment to warrant agreement (the “Warrant Amendment”), pursuant to which Legato III will assign to Einride and Einride will assume all of Legato III’s rights, interests, and obligations in and under the warrant agreement, dated as of February 5, 2024, between Equiniti and SPAC, and Einride and Legato III will use reasonable best efforts to cause Equiniti to enter into the Warrant Amendment.

New Registration Rights Agreement

On or prior to the Closing Date, each of Legato III, certain Legato III Shareholders and certain Einride Shareholders will enter into the New Registration Rights Agreement, in form and substance reasonably satisfactory to Legato III and Einride, pursuant to which, among other things, Einride will agree to file a registration statement for the resale of Einride Ordinary Shares by the holders thereof on a continuous or delayed basis and to have such registration statement declared effective as soon as practicable. The New Registration Rights Agreement will replace the registration rights agreement, dated as of February 5, 2024, by and among Legato III and the investors party thereto.

PIPE Subscription Agreements

On February 26, 2026, Legato III and Einride entered into the PIPE Subscription Agreements with the PIPE Investors. The following summary of the PIPE Subscription Agreements is qualified by reference to the complete text of the form of PIPE Subscription Agreement, a copy of which has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. All shareholders are encouraged to read the form of the PIPE Subscription Agreement in its entirety for a more complete description of the terms and conditions thereof.

Pursuant to the terms of the PIPE Subscription Agreements, Einride will, substantially concurrently with, and contingent upon, the consummation of the Merger, sell an aggregate of 12,235,420 PIPE ADSs to the PIPE Investors for an aggregate purchase price of $113.3 million. In addition, the PIPE Investors will receive PIPE Warrants to purchase an aggregate of 18,353,130 Einride ADSs. The PIPE Subscription Agreements contain customary representations, warranties, covenants and agreements of Einride, Legato III and the PIPE Investors and are subject to customary closing conditions and termination rights. For example, the closing of the PIPE Investment is conditioned upon, among other things, (i) all conditions precedent to the closing of the Business Combination contained in the Business Combination Agreement having been satisfied or waived and the closing of the PIPE Investment must be scheduled to occur concurrently with and on the same date as the date of the Closing and (ii) the accuracy of all representations and warranties of Einride and Legato III in the PIPE Subscription Agreements (subject to certain bring-down standards). In addition to the foregoing, the PIPE Subscription Agreements contain the following provisions:

●	At the Closing, certain of the Initial Shareholders will transfer to one PIPE Investor 553,471 of the Founder Shares held by them (which will be exchanged for Einride ADSs in the Merger), and Einride will issue to another PIPE Investor an additional 1,400,000 PIPE ADSs.

●	If, on the 24 month anniversary of the Closing Date, a PIPE Investor beneficially owns at least 50% of the PIPE ADSs originally subscribed for, Einride will issue to the PIPE Investor Additional Warrants entitling such PIPE Investor to purchase 50% of the number of the PIPE ADSs originally subscribed for (giving effect to any reclassification, recapitalization, share division or consolidation, exchange or readjustment of Einride Ordinary Shares or change in the number of Einride Ordinary Shares represented by Einride ADSs that may have occurred during the period from the Closing Date to and including the date of issuance of the Additional Warrants).

●	In the event that on the 21st trading day following the six-month anniversary of the effective date of the PIPE Registration Statement, the VWAP (as defined in the PIPE Subscription Agreements) of the Einride ADSs for the twenty trading day period commencing on the date that is six months after the effective date of the PIPE Registration Statement is less than $10.90, each PIPE Investor will receive Reset Warrants to purchase a number of additional Einride ADSs equal to (i) the product of (x) the number of PIPE ADSs originally subscribed for, multiplied by (y) $10.90, divided by the Reset Price minus (ii) the number of PIPE ADSs originally subscribed for.

●	The Additional Warrants and the Reset Warrants will contain substantially the same terms and conditions (including as to expiration date) as the PIPE Warrants, except that, in the case of the Additional Warrants, if the exercise price of the PIPE Warrants has been adjusted to the Measurement Price, the initial exercise price of the Additional Warrants will be the same as the exercise price of the PIPE Warrants after giving effect to such adjustment, and in the case of the Reset Warrants, the initial exercise price will be the Reset Price. The “Reset Price” is the greater of (x) the VWAP of the Einride ADSs on the 21st trading day following the six-month anniversary of the effective date of the PIPE Registration Statement and (y) $5.00.

●	At a PIPE Investor’s election, the number of PIPE ADSs subscribed for may be reduced on a one-for-one basis by up to the aggregate number of (i) Legato III Ordinary Shares purchased by such Investor for its own account pursuant to open-market transactions with third parties prior to the record date for the Meeting, and (ii) Legato III Ordinary Shares such PIPE Investor beneficially owns as of the date of the Subscription Agreements, in each case, that are held through the Closing Date.

●	Einride has agreed that on or prior to the Closing Date, and no later than 30 days thereafter, Einride will endeavor to file with the SEC (at its sole cost and expense) the PIPE Registration Statement registering the resale of the Registrable Securities (as defined in the Subscription Agreement), and will use its commercially reasonable efforts to have the PIPE Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 60 calendar days after its filing (or 90 calendar days after its filing if the SEC notifies Einride that it will “review” the PIPE Registration Statement) and (ii) 5 business days after Einride is notified by the SEC that the PIPE Registration Statement will not be “reviewed” or will not be subject to further review, subject to customary liquidated damages in the event Einride is unable to meet the filing deadline.

●	From the date of the Subscription Agreements until six months from the effective date of the PIPE Registration Statement, Einride will not, without the prior written consent of the PIPE Investors who purchased at least a majority of the Einride Ordinary Shares under the Subscription Agreements, issue, enter into any agreement to issue or announce the issuance of any Einride Ordinary Shares, Einride ADSs, or any securities of Einride that would entitle the holder thereof to acquire at any time Einride ADSs or Einride Ordinary Shares, in each case other than certain exempt issuances.

Covenants

Proxy Statement and Registration Statement

Legato III and Einride have agreed to, as promptly as practicable after the execution of the Business Combination Agreement, prepare and Einride will file with the SEC, in a form mutually acceptable to the parties, this proxy statement/prospectus to register (i) the offer and sale of the Einride Ordinary Shares, in the form of Einride ADS, pursuant to the Business Combination Agreement and (ii) the Einride Ordinary Shares and Einride Warrants as represented by Einride ADS, issuable upon exercise of the Einride Warrants, to be included in the Registration Statement as the proxy statement/prospectus of Legato III.

Each of Legato III and Einride have agreed to furnish to each other all information concerning it, its subsidiaries, officers, directors, managers, shareholders and other equityholders, as applicable, and such other matters as may be reasonably necessary in connection with or for inclusion in the registration statement, including this proxy statement/prospectus, a current report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of Legato III or the Einride to any regulatory authority (including Nasdaq) in connection with the Transactions. Each of Legato III and Einride will use its reasonable best efforts to cause this proxy statement/prospectus to (a) comply with the rules and regulations promulgated by the SEC and (b) be declared effective under the Securities Act as promptly as practicable after such filing and (c) to keep the proxy statement/prospectus effective as long as is necessary to consummate the Transactions. Einride also agrees to use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Transactions, and Legato III shall furnish all information concerning itself and its equityholders as may be reasonably requested in connection with any such action. Einride will notify Legato III, promptly after Einride receives notice thereof, of (i) the time when the registration statement, of which this proxy statement/prospectus form apart, has become effective or any supplement or amendment has been filed; (ii) the issuance of any stop order or suspension of the qualification of Einride Ordinary Shares as represented by Einride ADSs for offering or sale in any jurisdiction; (iii) the initiation or written threat of any proceeding for any such purpose; or (iv) any request by the SEC for the amendment or supplement of the proxy statement/prospectus or for additional information. Einride will provide Legato III a reasonable opportunity to review and comment on the registration statement, this proxy statement/prospectus, and any Transaction filings and all responses of Einride to requests for additional information by and replies to comments of the SEC.

Legato III’s Shareholders’ Meeting

Legato III has agreed to, as promptly as reasonably practicable after this proxy statement/prospectus is declared effective under the Securities Act, (i) call, hold and convene a meeting of holders of Legato III Shares in accordance with the Legato III Articles and applicable laws; (ii) cause the proxy statement to be disseminated to holders of Legato III Shares in compliance with applicable law; (iii) solicit proxies from the holders of Legato III Shares to vote in favor of each of the proposals; and (iv) provide its shareholders with the opportunity to elect to effect a Legato III share redemption. Legato III has agreed, through the Legato III Board, to recommend to its shareholders that they approve the shareholder proposals contained in this proxy statement/prospectus and shall include the recommendation in this proxy statement/prospectus. The Legato III Board shall not withhold, withdraw, qualify, amend or modify the Legato III board recommendations, in a manner adverse to Einride.

Legato III shall be entitled to postpone or adjourn, as applicable, the Meeting: (i) to the extent required by applicable law; (ii) to ensure that any supplement or amendment to the proxy statement that the Legato III Board has determined in good faith is required by applicable law is disclosed to the Legato III Shareholders with sufficient time prior to the Legato III’s shareholder meeting for the shareholders to consider the disclosures contained in such supplement or amendment; (iii) if, as of the time for which the Legato III shareholders’ meeting is originally scheduled (as set forth in the proxy statement), there are insufficient Legato III shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Legato III shareholders’ meeting; (iv) in order to solicit additional proxies from Legato III shareholders for purposes of obtaining approval from the Legato III shareholders; or (v) to continue to attempt to satisfy all conditions to Closing; provided, that in the event of a postponement or adjournment the Legato III shareholders’ meeting shall be reconvened as promptly as practicable following such time as the matter causing the postponement or adjournment has been resolved.

Stock Exchange Listing

Until the Closing Date, Legato III has agreed to use reasonable best efforts to ensure Legato III remains listed as a public company on the NYSE American. Prior to the Closing Date, Legato III will cooperate with Einride and use reasonable best efforts to take such as actions as reasonably necessary or advisable to cause the Legato III Ordinary Shares and Legato III Warrants to be delisted from the NYSE American and deregistered under the Exchange Act with such delisting and deregistration to be effective as soon as practicable following the Effective Time. Einride has also agreed to use reasonable best efforts to ensure that it is listed as a public company and that the Einride Ordinary Shares, in the form of Einride ADSs, and the Einride Warrants are listed on Nasdaq prior to the Effective Time.

Conduct of Business

Einride has agreed that, from the date of the Business Combination Agreement and continuing until the earlier of the termination of the Business Combination Agreement pursuant to its terms or the Closing, Einride will, and will cause each of its subsidiaries to, carry on in the ordinary course of business except: (i) to the extent that Legato III otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required by applicable law; or (iii) as required or expressly permitted by the Business Combination Agreement (including as contemplated by any PIPE Investment) or Einride’s disclosure letter.

Without liming the generality of the foregoing, Einride has also agreed that, from the date of the Business Combination Agreement until the Closing, or if earlier, the termination of the Business Combination Agreement in accordance with terms thereunder, except as set forth in Einride’s disclosure letter, as required by the terms of the Business Combination Agreement, as consented to by Legato III in writing (which consent may not be unreasonably withheld, conditioned or delayed) or as required by applicable law, Einride will not: (a) enter into or materially amend any equity or equity-based compensation plan (for the avoidance of doubt, this will not restrict the Einride from issuing equity compensation) in excess of $10,000,000; (b) change its share capital; (c) amend its organizational documents or form or establish any subsidiary; (d) (i) merge, consolidate or combine with any person; or (ii) acquire or agree to acquire by merger or consolidation, by purchase of equity interests or assets, or by any other means, any business or any corporation, partnership, association or other business organization or division thereof; (e) sell, lease, divest or transfer, or otherwise dispose of, material tangible assets or material properties with a value in excess of $5,000,000, or agree to do any of the foregoing; (f) (i) issue or sell any debt securities or rights to acquire any debt securities or guarantee any debt securities of another Person; (ii) make, create any loans, advances or capital contributions to, or investments in, any person other than any of Einride or minority owned affiliates, in excess of $500,000; (iii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness in excess of $10,000,000; (iv) create any material liens on any material property or material assets of any of Einride in connection with any indebtedness thereof; or (v) cancel or forgive any indebtedness owed to any of Einride; (g) make, incur or commit to make or incur, or authorize any capital expenditures other than in the ordinary course of business consistent with past practice; (h) commence, release, assign, compromise, settle or agree to settle any legal proceeding material to Einride or its respective properties or assets; (i) take any action that would result in certain leakage; amend, terminate, extend, or enter into any significant contract; (j) make any change in accounting methods, principles or practices; (k) (i) make, change or rescind any tax election that would have, individually or in the aggregate, an Einride Material Adverse Effect; (ii) settle or compromise any material tax claim outside the ordinary course of business; (iii) change (or request to change) any method of accounting for tax purposes; (iv) file any amended tax return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of taxes may be issued; (vi) surrender any claim for a refund of taxes; or (vii) enter into any “closing agreement” as described in Section 7121 of the Internal Revenue Code of 1986, as amended (the “Code”), (or any similar applicable law) with any governmental entity; (l) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of Einride; (m) enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, shareholders or other affiliates; (n) (i) limit the rights of Einride in any respect: (A) to engage in any line of business or in any geographic area; (B) to develop, market or sell products or services; or (C) to compete with any person; or (ii) grant any exclusive or similar rights to any person; (o) terminate or amend, in a manner materially detrimental to Einride, or fail to renew in the ordinary course of business, any insurance policy insuring the business of Einride; (p) transfer, sell, assign, or license to any person, grant any security interest in or otherwise encumber or dispose of, or otherwise extend, amend or modify any material rights to any material owned intellectual property or enter into agreements to transfer or license to any person any material future intellectual property rights; (q) abandon, allow to lapse, disclaim or dedicate to the public, or fail to make any filing, pay any fee, or take any other action necessary to prosecute and maintain in full force and effect, or to maintain the ownership, validity, and enforceability of, any material registered intellectual property; or (r) agree in writing or otherwise agree, commit or resolve to take any of the actions described above, in each case, subject to further exceptions set forth in the Business Combination Agreement.

Legato III has agreed that, from the date of the Business Combination Agreement and continuing until the earlier of the termination of the Business Combination Agreement pursuant to its terms or the Closing, Legato III shall carry on in the ordinary course of business except: (i) to the extent that Einride otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required by applicable law; or (iii) as required or expressly permitted by the Business Combination Agreement (including as contemplated by any PIPE Investment) or the company disclosure letter.

Without liming the generality of the foregoing, Legato III has agreed that, from the date of the Business Combination Agreement until the Closing, or if earlier, the termination of the Business Combination Agreement in accordance with terms thereunder, except as set forth in Legato III’s disclosure letter, as required by the terms of the Business Combination Agreement, as consented to by Einride in writing (which consent may not be unreasonably withheld, conditioned or delayed) or as required by applicable law, Legato III will not: (a) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or warrants or split, combine or reclassify any capital stock or warrants, effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any similar change in capitalization; (b) purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Legato III; (c) change its share capital; (d) amend the Legato III Articles or form or establish any subsidiary; (e) (i) merge, consolidate or combine with any other person; or (ii) acquire or agree to acquire (whether by merger, consolidation or acquisition of securities or a substantial portion of the assets of) any corporation, partnership, association or other business organization or division or assets thereof; (f) (i) incur any indebtedness; (ii) create any material liens on any material property or assets of Legato III in connection with any indebtedness thereof; (iii) cancel or forgive any indebtedness owed to Legato III; or (iv) make, incur or commit to make or incur any capital expenditures; (g) commence, release, assign, compromise, settle or agree to settle any legal proceeding; (h) make any change in accounting methods, principles or practices; (i) (i) make, change or rescind any tax election; (ii) settle or compromise any tax claim outside the ordinary course of business; (iii) change (or request to change) any method of accounting for tax purposes; (iv) file any amended tax return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of taxes may be issued; (vi) surrender any claim for a refund of taxes; or (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar applicable law) with any governmental entity; (j) (i) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of Legato III or (ii) liquidate, dissolve, reorganize or otherwise wind-up the business or operations of Legato III; (k) enter into or amend any agreement with, or pay, distribute or advance any assets or property to, or waive any provision or fail to enforce any provision with any agreement with, any of its officers, directors, employees, partners, shareholders or other affiliates; (l) engage in any material new line of business; (m) amend that certain Investment Management Trust Agreement, dated February 5, 2024, by and between Legato III and Equiniti, or any other agreement related to the Trust Account; or (n) agree in writing or otherwise agree, commit or resolve to take any of the actions described above, in each case, subject to further exceptions set forth in the Business Combination Agreement.

Einride Equity Incentive Plan

Prior to the Closing, Einride will approve and adopt the Equity Incentive Plan. The plan will provide for the grant of awards to employees and other service providers of Einride and its subsidiaries with a total pool of awards of Einride Ordinary Shares equal to 7.5% of the aggregate number of Einride Ordinary Shares outstanding as of immediately after the Closing on a fully diluted, as converted and as-exercised basis, and include annual increases of 5.0% (i.e., an “evergreen provision”).

PIPE Investment

Einride and Legato III will, and will cause their respective affiliates and representatives to, use their respective commercially reasonable efforts to take or cause to be taken promptly, all action, proper or advisable (including participating in “road shows”) to secure the PIPE Investment, on terms reasonably acceptable to Einride and Legato III, including all things reasonably necessary:

(i)	to obtain executed subscription agreements, which must have terms, and be in a form, reasonably acceptable to Einride and Legato III, from investors that are reasonably acceptable to Einride and Legato III, pursuant to which the PIPE Investors commit to make private investments in Einride in the form of the purchase of equity or the purchase of other securities of the Company or indebtedness (including convertible indebtedness) of Einride, including a committed equity facility or non-redemption or backstop arrangements, in any case, on terms reasonably acceptable to Einride and Legato III, and

(ii)	to consummate the PIPE Investment prior to or substantially concurrently with the Closing on the terms and subject to the conditions set forth in the subscription agreements, including, using their respective commercially reasonable efforts to enforce their respective rights under the subscription agreements to cause the PIPE Investors to pay the applicable purchase price under each PIPE Investor’s applicable subscription agreement in accordance with its terms.

Legato III and Einride will, and will cause their respective affiliates and representatives to, reasonably cooperate and coordinate the PIPE Investment process, including the timing and substance of outreach to PIPE Investors. Once subscription agreements have been executed, Einride will not permit any amendment or modification to be made to, any waiver (in whole or in part) of or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the subscription agreements, provided that it will be permitted, after reasonable consultation with Legato III, to agree to any amendment, modification or waiver that is solely ministerial in nature or otherwise immaterial, and, in each case, that does not affect any economic or any other material term, it being understood, but without limiting the foregoing, that it will be deemed material if any amendment, modification or waiver (i) reduces or is reasonably expected to reduce the amount of the PIPE Investment available under any subscription agreement, (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the PIPE Investment or (iii) prevents, impedes or delays or is expected to prevent, impede or delay the consummation of the Transactions. Any PIPE Investment will not be a condition to the Closing.

D&O Insurance

Legato III has agreed that, prior to the Closing, it will purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each director or officer of Legato III currently covered by a directors’ and officers’ liability insurance policy of Legato III on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of the Business Combination Agreement for the six-year period following the Closing. If Legato III fails to obtain such D&O Tail prior to the Effective Time, Einride has agreed that it will or will cause the Surviving Company to obtain such a D&O Tail. The Company will, and will cause the Surviving Company to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Surviving Company, and no other party will have any further obligation to purchase or pay for such insurance.

Einride has agreed that, on the Closing Date, it will enter into a customary directors and officers liability insurance policy reasonably satisfactory to each of Einride and Legato III with the post-Closing directors of Einride and the Surviving Company, which will continue to be effective following the Closing

Other Covenants

In addition to the foregoing, the Business Combination Agreement includes, among others, the following covenants:

●	each party to abide by exclusivity provisions set forth in the Business Combination Agreement;

●	Legato III to terminate certain existing agreements with its securityholders, including the administrative services agreement;

●	Einride will cause its shareholders agreement to be terminated;

●	Einride will enter into the New Registration Rights Agreement with certain of the shareholders of Legato III and Einride, which agreement will replace Legato III’s existing registration rights agreement; and

●	Einride will use reasonable best efforts to cause holders of Einride Ordinary Shares and Einride vested in-the-money derivatives, who hold an aggregate of at least 90% of the Einride Ordinary Shares outstanding and underlying the Participating Company Derivatives, to enter into a lock-up agreement as of the date of the Closing.

Conditions to Closing of the Transactions

The consummation of the Business Combination is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions summarized below. There can be no assurance as to whether or when all of the conditions will be satisfied or waived.

Conditions to Each Party’s Obligations

The respective obligations of Legato III, Einride, and Merger Sub to consummate the Transactions are subject to the satisfaction or waiver, if permitted by applicable law, in writing by all such parties, of the following conditions:

●	the Transactions shall have been approved by Legato III’s shareholders;

●	no provision of any applicable law prohibiting, enjoining or making illegal the consummation of the Transactions shall be in effect and no temporary, preliminary or permanent restraining order prohibiting, enjoining or making illegal the consummation of the Transactions will be in effect or shall be threatened in writing by a governmental entity;

●	the Einride Ordinary Shares in the form of Einride ADSs to be issued and Einride Warrants to be assumed in accordance with the Business Combination Agreement shall be approved or conditionally approved for listing upon the Closing on Nasdaq, subject to official notice of issuance; and

●	effectiveness of and the absence of any stop order issued by the SEC with respect to the registration statement on Form F-4 of which this proxy statement/prospectus forms a part and no action seeking such stop order having been threatened or initiated.

Other Conditions to the Obligations of Einride and Merger Sub

The obligations of each of Einride and Merger Sub to consummate the Transactions are also subject to the satisfaction or waiver, at or prior to closing, if permitted by applicable law, in writing, exclusively by Einride of the following conditions:

●	the accuracy of the representations and warranties of Legato III (subject to certain materiality standards set forth in the Business Combination Agreement);

●	material compliance by Legato III with all agreements and covenants required by the Business Combination Agreement to be performed by it on or prior to the Closing Date;

●	the absence of a Legato III Material Adverse Effect that is continuing since the date of the Business Combination Agreement; and

●	the execution of a closing certificate certifying to matters set forth in certain sections of the Business Combination Agreement by Legato III signed by an executive officer of Legato III and dated as of the Closing Date.

Other Conditions to the Obligations of Legato III

The obligations of Legato III to consummate the Transactions are also subject to the satisfaction or waiver, if permitted by applicable law, in writing, exclusively by Legato III of the following conditions:

●	the accuracy of the representations and warranties of Einride (subject to certain materiality standards set forth in the Business Combination Agreement);

●	material compliance by Einride with all agreements and covenants required by the Business Combination Agreement to be performed by it on or prior to the Closing Date;

●	the Lock-up Agreements have been entered into by the Required Holders and are in full effect

●	the absence of an Einride Material Adverse Effect that is continuing since the date of the Business Combination Agreement;

●	the execution of a closing certificate certifying to matters set forth in certain sections of the Business Combination Agreement by Einride signed by an executive officer of Einride and dated as of the Closing Date.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to Closing, including: (i) by mutual written consent of Legato III and Einride at any time; (ii) by either Einride or Legato III if the Closing has not occurred by June 8, 2026 (the “Outside Date”); provided, however, that if the SEC has not declared the registration on Form F-4, of which this proxy statement/prospectus forms a part, effective on or prior to May 8, 2026, the Outside Date will be automatically extended to September 8, 2026; (iii) by either Einride or Legato III if a governmental entity has issued an order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, which order or other actions is final and non-appealable; (iv) by either Einride or Legato III upon a breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement by the other party if such breach gives rise to a failure of certain closing conditions to be satisfied and cannot be or has not been cured until the earlier of: (i) 30 days following the receipt of notice from the non-breaching party and (ii) the Outside Date; (v) by either Einride or Legato III if the Condition Precedent Proposals are not approved by Legato III Shareholders at the Meeting (including any permitted adjournment or postponement); or (vi) by Einride if the Legato III Board or any committee thereof makes, prior to the receipt of the Legato III Shareholder approval, a Legato III change in recommendation.

Any termination of the Business Combination Agreement will be effective immediately upon delivery of written notice of the terminating party to the other parties. Upon termination of the Business Combination Agreement, the Business Combination Agreement will be of no further effect and the Transactions will be abandoned (other than certain customary provisions that will survive a termination) and there will be no liability on the part of any party to another party thereto (other than liability for any willful material breach of the Business Combination Agreement or intentional fraud in making of the representations and warranties in the Business Combination Agreement).

Expenses

Except as otherwise expressly provided in the Business Combination Agreement, Einride, Legato III, and Merger Sub will each pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of the Business Combination Agreement and the Transaction Agreement and the consummation of the Transactions.

Amendments

The Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of Legato III, Einride, and Merger Sub, and if after the Closing, with the consent of the independent directors of the Einride.

Governing Law

The Business Combination Agreement and the consummation of the Transactions, and any action, suit, dispute, controversy or claim arising out of the Business Combination Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of the Business Combination Agreement and the consummation of the Transactions, is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction (except for the Merger, which shall be governed by and construed in accordance with the laws of the Cayman Islands).

PROPOSAL ONE—THE BUSINESS COMBINATION PROPOSAL

The following is a discussion of the proposed Business Combination and the Business Combination Agreement. This is a summary only and may not contain all of the information that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3. Legato III’s shareholders are urged to read this entire proxy statement/prospectus carefully, including the Business Combination Agreement, for a more complete understanding of the Business Combination.

Overview

Legato III is asking its shareholders to approve (i) the Business Combination Agreement, (ii) the other Transaction Agreements and (iii) the completion of the Transactions contemplated by the Business Combination Agreement and such Transaction Agreements, in accordance with the terms and subject to the conditions set forth in the Business Combination Agreement and such Transaction Agreements.

Business Combination Agreement

A summary of the material provisions of the Business Combination Agreement and the Transaction Documents is set forth in section entitled “The Business Combination Agreement” and elsewhere in this proxy statement/prospectus. Legato III and Einride urge shareholders to read this proxy statement/prospectus, including the annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the principal terms of the Business Combination Agreement and other Transaction Agreements.

Business Combination Structure

The Business Combination Agreement provides that Legato III will merge with and into Merger Sub, the separate corporate existence of Legato III will cease, and Merger Sub will be the surviving corporation and will continue as a wholly-owned subsidiary of Einride.

Prior to the Merger, Einride will undergo the Stock Split, whereby each Einride Ordinary Share that is issued and outstanding immediately prior to the Closing will be converted into a number of Einride Ordinary Shares determined by multiplying each such Einride Ordinary Share by the Conversion Factor (as defined in the Business Combination Agreement), such that the sum of the total number of Einride Ordinary Shares (excluding the Restricted Company Ordinary Shares (as defined in the Business Combination Agreement)) outstanding immediately after the Stock Split plus the number of Einride Ordinary Shares equal to the number of Net Company Derivative Shares underlying the Non-Electing Participating Company Derivatives (as defined in the Business Combination Agreement), after adjustment for the Stock Split to the extent required pursuant to the terms thereof, will equal 123,853,211 shares.

Business Combination Consideration

Pursuant to the Merger, the following will occur:

●	to the extent any Legato III Units remain outstanding and unseparated, immediately prior to the Effective Time, each such issued and outstanding Legato III Unit will be automatically separated and the holder thereof will be deemed to hold one Legato III Ordinary Share and one-half of one Legato III Warrant, each whole Legato III Warrant being exercisable for one Legato Ordinary Share at an exercise price of $11.50 per share;

●	immediately after the Unit Separation, at the Effective Time, after giving effect to the Stock Split, each issued and outstanding Legato III Ordinary Share (which will exclude any Excluded Shares, Legato Dissenting Shares and Legato III Redeeming Shares) will be cancelled and automatically exchanged for one Einride Ordinary Share in the form of one Einride ADS;

●	at the Effective Time, each Legato III Warrant will be automatically converted into one Einride Warrant, with each whole Einride Warrant exercisable for one Einride Ordinary Share in the form of one Einride ADS at an exercise price of $11.50 per share;

●	at the Effective Time, the sole issued and outstanding ordinary share, par value $0.0001 per share, of Merger Sub will be automatically converted into one ordinary share, par value $0.0001 per share, of the Surviving Company, which will constitute the only issued and outstanding share in the capital of the Surviving Company;

●	to the extent available under the Cayman Companies Act, all issued and outstanding Legato III Ordinary Shares held by Legato III Shareholders who have properly exercised Dissent Rights in respect of such Legato Dissenting Shares in accordance with the Cayman Companies Act will be cancelled and cease to exist and will not be entitled to receive the applicable Merger Consideration and will instead be entitled to receive only such rights as may be granted by the Cayman Companies Act;

●	Each issued and outstanding Legato III Redeeming Share will be cancelled in exchange for the right to be paid a pro rata share of the aggregate amount payable with respect to the exercise of the redemption rights of Legato III Shareholders; and

●	Each Excluded Share will be cancelled and cease to exist.

Material Effects of the Business Combination

The following material benefits and detriments from the Business Combination are expected to affect (i) Legato III and its affiliates, (ii) Einride and its affiliates, and (iii) the Legato III Public Shareholders. This information is provided pursuant to Item 1605I of Regulation S-K promulgated by the SEC.

Legato III and its Affiliates

For Legato III, the Business Combination represents the opportunity to complete the purpose for which it was formed. The only potential detriment to Legato III of the Business Combination is the opportunity cost – that by consummating the Business Combination with Einride, Legato III is foregoing the opportunity to consummate a business combination transaction with another entity that theoretically could be of greater value to Legato III and its shareholders than Einride. However, the Legato III Board considered the benefits of the transaction with Einride and determined such transaction was the best transaction available to it.

Einride and Its Affiliates

The Business Combination will provide Einride with increased access to capital markets. By becoming a publicly traded company on Nasdaq, Einride is expected to gain access to a broader range of capital-raising opportunities, which will enhance its ability to fund growth initiatives. Additionally, the proceeds from the Business Combination, if available, are expected to be used to support Einride’s business operations and growth strategies. The Business Combination is also expected to enhance Einride’s market visibility. Being publicly listed Nasdaq may raise its profile, improve market perception and credibility and help attract new business partners. Furthermore, the public listing could create opportunities for long-term value appreciation for Einride Shareholders, as the market may assign a higher valuation to Einride due to its Nasdaq listing and growth prospects.

Despite these benefits, Einride is expected to face higher operating costs as a result of becoming a publicly listed company. As an SEC-registered and Nasdaq-listed company, Einride will incur significantly higher expenses associated with hiring additional personnel, increased audit, legal, and administrative costs, and compliance with public company regulatory requirements. These increased expenses could reduce profitability, particularly in the short term. The transition to a public company will also add complexity to Einride’s operations. Einride will need to establish new processes and internal controls to meet its reporting obligations, which could divert management’s attention from core business activities. Additionally, the need for substantial capital and operating expenditures will increase. Einride will have to increase its resources and investments to support and grow its operations.

The Legato III Public Shareholders

For the Legato III Public Shareholders, the Business Combination represents the opportunity to share in the growth of a company such as Einride that was chosen by the management of Legato III as an acquisition target in an initial business combination (which was Legato III’s original purpose). If an initial business combination is not consummated by Legato III within the required time period, the Legato III Public Shareholders would receive a pro rata portion of the Trust Account, equivalent to their initial investment plus interest. The primary potential detriment to the Legato III Public Shareholders of the Business Combination is the dilution of their ownership stake in Einride of 10.54% (assuming the no redemption scenario) from approximately 78.27% of Legato III prior to the Business Combination, not including any Einride Ordinary Shares that could be issued pursuant to any PIPE Investment.

Potential Dilution to Non-Redeeming Legato III Public Shareholders

The unadjusted net tangible book value of Legato III as of its most recent balance sheet date, November 30, 2025, was $212,768,214, equating to Legato III’s total assets of $219,811,964 minus its total liabilities of $7,043,750. As of such date, Legato III had a total of 25,799,375 shares issued and outstanding, consisting of 5,674,375 shares held by its Initial Shareholders and BTIG and 20,125,000 shares held by Legato III Public Shareholders and subject to redemption. Therefore, Legato III’s unadjusted net tangible book value per share as of its most recent balance sheet date was approximately $8.25 per share.

The following table presents the net tangible book value per share at various redemption levels assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself).

	No Redemption(1)	25% Redemption(2)	50% Redemption(3)	75% Redemption(4)	Maximum Redemption(5)
Initial public offering price per Legato III Public Share	$10.00	$10.00	$10.00	$10.00	$10.00
Net Tangible Book Value as of November 30, 2025 as adjusted	$329,660,015	$274,653,076	$219,646,138	$164,639,199	$109,632,260
As adjusted total shares	39,434,795	33,941,913	28,449,031	22,956,148	17,463,266
Legato III’s Adjusted Net Tangible Book Value Per Share as of November 30, 2025	$8.36	$8.09	$7.72	$7.17	$6.28
Dilution per share to the existing Legato III Shareholders	$1.64	$1.91	$2.28	$2.83	$3.72
Numerator Adjustments
Legato III Net Tangible Book Value as of November 30, 2025	$212,768,214	$212,768,214	$212,768,214	$212,768,214	$212,768,214
Anticipated transaction expenses to be incurred by Legato III	$(515,000)	$(515,000)	$(515,000)	$(515,000)	$(515,000)
Anticipated PIPE Investment Proceeds	$113,300,000	$113,300,000	$113,300,000	$113,300,000	$113,300,000
Estimated Contribution to Trust Account from November 30, 2025 to the Closing Date(7)	$4,106,801	$4,106,801	$4,106,801	$4,106,801	$4,106,801
Anticipated change in accrued underwriters fees based on redemptions	$-	$754,688	$1,509,375	$2,264,063	$3,018,750
Redemptions from trust account	$-	$(55,761,626)	$(111,523,253)	$(167,284,879)	$(223,046,505)
Net Tangible Book Value, as adjusted	$329,660,015	$274,653,076	$219,646,138	$164,639,199	$109,632,260
Denominator Adjustments
Legato III Public Shares	20,125,000	15,093,750	10,062,500	5,031,250	-
Initial Shareholders and Affiliates’ Legato III Ordinary Shares(6)	4,932,779	4,471,147	4,009,515	3,547,882	3,086,250
BTIG Representative Shares	188,125	188,125	188,125	188,125	188,125
PIPE Investors	14,188,891	14,188,891	14,188,891	14,188,891	14,188,891
As Adjusted Legato III Ordinary Shares Outstanding	39,434,795	33,941,913	28,449,031	22,956,148	17,463,266

(1)	Assumes that Legato III Public Shareholders will not exercise their redemption rights with respect to any of the outstanding 20,125,000 Legato III Public Shares under the assumed no redemptions scenario;
(2)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 5,031,250 of the 20,125,000 outstanding Legato III Public Shares under the assumed 25% redemptions scenario;
(3)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 10,062,500 of the 20,125,000 outstanding Legato III Public Shares under the assumed 50% redemptions scenario;
(4)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem 15,093,750 of the 20,125,000 outstanding Legato III Public Shares under the assumed 75% redemptions scenario; and
(5)	Assumes that Legato III Public Shareholders will exercise their redemption rights to redeem all of the 20,125,000 outstanding Legato III Public Shares under the assumed maximum redemptions scenario.
(6)	Assumes that certain of the Initial Shareholders and their affiliates forfeit 461,632, 923,264, 1,384,897 and 1,846,529 Founder Shares under the assumed 25% redemption scenario, 50% redemption scenario, 75% redemption scenario and maximum redemption scenario, respectively, in accordance with the Legato III Support Agreement.
(7)	Assumes the Closing occurs on May 31, 2026.

Conflicts of Interest of Legato III’s Officers and Directors

When you consider the recommendation of the Legato III Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Initial Shareholders, including Legato III’s officers and directors, have interests in such proposal that are different from, or in addition to, those of Legato III Public Shareholders generally. These interests include that the Initial Shareholders, including the Legato III’s officers and directors, will lose their entire investment in Legato III if an initial business combination is not completed (other than with respect to Legato III Public Shares they may acquire in the future), and that Legato III’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete a business combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate Legato III. Further, the personal and financial interests of Legato III’s officers and directors may have influenced their motivation in identifying and selecting Einride as a business combination target and completing the Business Combination with Einride. In considering the recommendations of the Legato III Board to vote for the proposals, Legato III Public Shareholders should consider these interests as well as, among other things, the interests described below:

●	the fact that Legato III’s officers and directors have certain economic interests in the Business Combination including:

○	the Legato III’s officers and directors will lose their entire investment in Legato III if the Business Combination or another initial business combination is not consummated within the required time period. The Initial Shareholders paid an aggregate of $25,000 for the Founder Shares. Such securities will have a significantly higher value at the time of the Business Combination, and if unrestricted and freely tradable would be valued at approximately $[●] million based upon the closing price of $[●] per Legato III Ordinary Share on the NYSE American on [●], 2026. Legato III’s officers and directors have agreed to waive their redemption rights with respect to their Founder Shares, Legato III Private Shares and any Legato III Public Shares they hold in connection with the Business Combination and their rights to liquidating distributions from the trust account with respect to any Founder Shares and Legato III Private Shares held by them if the Business Combination is not approved and Legato III fails to complete a business combination within the required time period. Accordingly, the Founder Shares and Legato III Private Units would be worthless if the Business Combination or another business combination is not consummated within the required time period because the holders thereof are not entitled to participate in any redemption or liquidation distribution with respect to such shares; and

○	although, as of the date of this proxy statement/prospectus, there are no fees due to, or any out-of-pocket expenses repayable to Legato III’s officers and directors, if any loans, fees or expenses are incurred after the date of this proxy statement/prospectus, they would not be repaid unless (i) Legato III consummates the Business Combination within the required time period or (ii) there are any out of trust funds available to be used for such purpose.

●	the fact that pursuant to the Business Combination Agreement, Eric Rosenfeld, the Chief SPAC Officer of Legato III, and Gregory Monahan, the Chief Executive Officer and a director of Legato III, will serve as directors of Einride upon the Closing. Such individuals, in the future, may receive any cash fees, stock options or stock awards that Einride may determine to pay to its directors;

●	the fact that the Business Combination Agreement provides for certain insurance coverage of the officers and directors of Legato III; and

●	the fact that if the Business Combination or another business combination is not consummated within the required time period, Legato III will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Legato III Public Shares for cash and, subject to the approval of its remaining shareholders and the Legato III Board, dissolving and liquidating.

The personal and financial interests of Legato III’s officers and directors may have influenced or may in the future influence their motivation in identifying and selecting Einride as a business combination target, completing the Business Combination with Einride and overseeing the operation of the business following the Business Combination. This risk may become more acute as the deadline for completing a business combination nears. The existence of such financial and personal interests may result in conflicts of interest on the part of Legato III’s officers and directors between what he or she may believe is in the best interests of Legato III and what he or she may believe is best for himself, herself, or itself in determining to recommend that shareholders vote for the proposals. In considering the recommendations of the Legato III Board to vote for the proposals, its shareholders should consider these interests.

Interests of Einride’s Directors and Officers in the Business Combination

Einride’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the Legato III Shareholders and warrant holders generally. These interests include, among other things:

●	If the Business Combination with Legato III is completed, Einride will designate six or seven members to the Board of Directors of the post-closing company, including Roozbeh Charli, Robert Falck, Ted Persson, Karin Markides, GEN (Ret.) Keith B. Alexander and Gary Hicok. The following executive officers of Einride are expected to serve as executive officers of Einride following the consummation of the Business Combination: Roozbeh Charli, Anubhav Verma, Viveka Linander Waldenor Henrik Green and David Hallgren. As directors and/or officers, they will receive any cash or equity-based compensation that Einride determines to pay such persons.

●	Current directors and executive officers of Einride hold Einride Ordinary Shares and/or Company Derivatives, the treatment of which is described in the section titled “Proposal One — The Business Combination Proposal — Business Combination Agreement — Business Combination Structure”. The following post-closing directors and executive officers of Einride have a direct or indirect ownership interest in Einride Ordinary Shares and/or Company Derivatives: Roozbeh Charli, Viveka Linander Waldenor, David Hallgren, Henrik Green, Robert Falck, Karin Markides and Ted Persson.

●	The Business Combination Agreement provides for the continuation of directors and officers liability insurance covering the post-closing company’s directors.

●	Pursuant to the New Registration Rights Agreement, certain Einride Shareholders will have customary registration rights, including shelf, demand and piggy-back rights, subject to cooperation and cut-back provisions, with respect to the Einride Ordinary Shares held by such parties following the consummation of the Business Combination.

Certain Business Combination Related Transactions

Einride has entered into the following agreements with certain of its directors and executive officers which provide for payments and/or share issuances upon the consummation of the Business Combination:

●	Pursuant to an advisory agreement, dated June 3, 2025, by and between Einride and Lorne Abony, a current director of Einride, Einride has agreed to pay Mr. Abony up to $275,000 for certain advisory services in connection with the Business Combination and a success fee upon consummation of the Business Combination and the PIPE Investment equal to 0.8% of the Einride Shareholders’ percentage ownership in the post-closing company, which may be paid, at Einride’s option, in Einride Ordinary Shares or penny warrants of Einride.

●	Pursuant to an agreement, dated June 17, 2025, by and between Einride and Viveka Linander Waldenor, Einride’s general counsel who is expected to continue in that role upon the Closing, Einride agreed to pay Ms. Linander Waldenor a bonus payment equal to SEK 540,000 upon signing of the Business Combination Agreement.

●	Pursuant to an employment agreement, dated May 19, 2025, by and between Einride and Roozbeh Charli, who will serve as Chief Executive Officer and a director of Einride upon the Closing, upon consummation of the Business Combination, Einride will compensate Mr. Charli with the right to subscribe for additional warrants and/or Einride Ordinary Shares, to the extent necessary and for no additional consideration, to ensure that Mr. Charli’s accumulated percentage ownership in Einride is equal to 2.0% of the Einride Shareholders’ percentage ownership in the post-closing company.

Other than the foregoing, no payments or benefits have been or will be paid or made available, as applicable, to any of Einride’s directors or executive officers as a result of the consummation of the Business Combination.

Potential Purchases of Legato III Securities

At any time at or prior to the Business Combination, during a period when they are not then aware of any material non-public information regarding Legato III or its securities, Legato III’s officers, directors or advisors and Einride and its officers, directors or advisors or their respective affiliates may purchase Legato III Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the Meeting or who exercise, or indicate an intention to exercise, their redemption rights, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Legato III Public Shares or vote their Legato III Public Shares in favor of the proposals presented at the Meeting or refrain from exercising their redemption rights with respect to their Legato III Public Shares. If such purchases are made, the purchase will be at a price no higher than the price offered through the redemption process. None of the funds in the Trust Account will be used to purchase Legato III’s Public Shares in such transactions.

Any such purchase may include a contractual acknowledgement that such shareholder, although still the record holder of the Legato III’s Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Legato III’s officers, directors or advisors or their respective affiliates purchase Legato III Public Shares in privately negotiated transactions from Legato III Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their Legato III Public Shares. If any shares are so purchased, the purchaser will not vote any such shares in favor of approval of the Business Combination Proposal. Additionally, the purchaser will waive any redemption rights with respect to any securities so purchased.

The purpose of such share purchases and other transactions would be (i) to reduce the number of shareholders voting against the Business Combination Proposal (as such shares would no longer be voted by the purchaser) and thereby improve the likelihood of approval of the Business Combination Proposal, (ii) to decrease the number of Legato III Public Shares that have been or may be submitted for redemption and (iii) to assist in satisfying certain requirements for listing on Nasdaq that depend on the amount in the Trust Account and the number of Legato III Public Shares outstanding. However, if such purchases are made, the number of beneficial holders of Einride’s securities may be reduced, and if they are made by affiliates of Legato IIII, the public “float” of Einride securities may be reduced, either of which may make it more difficult to satisfy other requirements for listing on Nasdaq. If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Entering into any such arrangements also may have a depressive effect on the market price of Legato III Ordinary Shares.

As of the date of this proxy statement/prospectus, there have been no discussions with any investor or holder to effect any such purchases or transaction, and no agreements to such effect have been entered into with any investor or holder. Legato III’s officers, directors or advisors and their respective affiliates anticipate that they may identify the shareholders with whom they may pursue privately negotiated purchases by either the shareholders contacting them directly or by receipt of redemption requests submitted by shareholders following mailing of proxy materials in connection with the Business Combination. To the extent that they enter into a privately negotiated purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the Business Combination, whether or not such shareholder has already submitted a proxy with respect to the Business Combination but only if such shares have not already been voted at the Meeting. Legato III’s officers, directors or advisors and their respective affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant.

Legato III will file a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Any purchases by Legato III’s officers, directors or advisors or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Legato III’s officers, directors and advisors and their respective affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act, if they are in possession of any material non-public information (unless such information is disclosed to the seller), or if the purchases are not in compliance with Regulation M under the Exchange Act or otherwise not in compliance with the federal securities laws. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event Legato III’s officers, directors or advisors or their respective affiliates were to purchase Legato III Public Shares from Legato III’s Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act.

Background of the Business Combination

After completing the Legato III IPO, Legato III utilized the operating experience and entrepreneurial expertise of its officers and directors to identify potential business combination targets. Legato III’s officers and directors contacted several investment banks, private equity firms, consulting firms, legal and accounting firms and numerous other business relationships. Legato III also signed six non-exclusive, finder fee agreements with independent third parties whereby Legato III would pay any of such finders that located a target business with which Legato III consummated an initial business combination a fee equal to a percentage of the enterprise value of such target business. The agreements stipulated that the finders were operating as independent contractors and did not have any authority to act for, represent or bind Legato III. Such agreements generally also contained confidentiality provisions as well as provisions limiting the finders’ right to make any claim against the Trust Account. While the finders presented Legato III with several potential acquisition candidates, Legato III did not sign a definitive agreement with any of the targets presented by the finders. As such, there is no finder’s fee payable upon the consummation of the Business Combination with Einride.

Through inbound inquiries, personal relationships of the Legato III Board and management and independent third parties acting as finders, Legato III reviewed over 50 possible transactions and had conversations with management or owners of more than 30 private companies. In connection with the review, Legato III executed confidentiality agreements with several of the targets, none of which contained exclusivity, standstill or other provisions limiting the ability of either party to seek alternative business combination transactions. Legato III submitted non-binding letters of intent with nine of such targets. However, none of such letters of intent were executed for various reasons including the inability to agree upon acceptable terms, identifying issues with the proposed transactions with such targets or determining other transactions were more attractive.

Legato III ultimately determined that the most compelling opportunity was a transaction with Einride for the reasons described in this proxy statement/prospectus. The negotiations between Legato III and Einride are summarized below:

On May 27, 2025, representatives of TD Securities (USA) LLC (“TD Cowen”), financial and capital markets advisor to Einride, informed Messrs. Monahan and Jaffe that TD Cowen was recently engaged by a company looking to merge with a SPAC. Legato III was then provided with a no-names teaser and a mutual confidentiality agreement. The representatives of Legato III indicated to TD Cowen that they were interested in obtaining additional information and the confidentiality agreement was entered into on May 27, 2025. Subsequent to signing the confidentiality agreement, Messrs. Monahan and Jaffe, and representatives of TD Cowen discussed the potential target from a high level perspective and its desire to become a public company via a merger with a SPAC.

On May 29, 2025, a videoconference meeting was held among Messrs. Monahan, Rosenfeld, Jaffe, Abony (a member of Einride’s Board of Directors), Charli (Einride’s Chief Executive Officer), Henrik Green (Einride’s Chief Technology Officer), and representatives of TD Cowen. During the call, Messrs. Charli and Abony detailed Einride’s business operations, organizational structure, go-to-market strategy and technology.

On May 31, 2025, TD Cowen provided Legato III with more detailed information regarding Einride, including historical financial statements and a recent capitalization table.

On June 1, 2025, Legato III submitted a letter of intent (the “Einride LOI”) to TD Cowen which provided for a merger of Legato III with Einride. The Einride LOI proposed that Legato III would complete a reverse merger with Einride, whereby Legato III would issue shares and earnout shares to the current Einride shareholders in return for 100% of the equity of Einride. The Einride LOI further stipulated that the proposed equity consideration would consist of $2,600,000,000 of Legato III Ordinary Shares at closing, priced at $10.90 per share (the estimated amount of cash per share in the Trust Account at the time of closing), and up to an additional $300,000,000 of stock-based contingent consideration, priced at $10.90 per share. The contingent consideration included three distinct earnout goals, payable at the end of 2025, 2026 and 2027, based on a metric that was to be determined in the future. Further, the Einride LOI noted that the parties would work collaboratively to raise $150,000,000 in a private financing prior to the execution of a definitive agreement for the transaction, which would satisfy a $150,000,000 minimum cash closing condition. The Einride LOI also called for 5% of the shares outstanding at closing to be allocated for an employee incentive plan and that the continuing board of directors would be made up of nine members, two of whom would be appointed by Legato III and seven of whom would be appointed by Einride.

On June 2, 2025, Messrs. Monahan, Jaffe and Rosenfeld provided the Legato III Board with an update regarding Einride as well as alternative potential merger candidates with which Legato III’s management had held discussions and the status of those discussions. Given the attractiveness of the valuation compared to selected public companies and the fit with Legato III’s stated objectives, the Legato III Board supported management’s decision to submit the Einride LOI to Einride.

On June 10, 2025, Messrs. Monahan, Jaffe, Rosenfeld, Charli, Abony, Malcolm Ekbom (Einride’s Head of Corporate Finance), and representatives of TD Cowen met in Stockholm, Sweden to discuss Einride’s business operations, go-to-market strategy and historical financial performance, as well as to gain a better understanding of Einride’s business.

On June 11, 2025, Messrs. Monahan, Jaffe, Rosenfeld, Charli, Abony, and representatives of TD Cowen met in Gothenburg, Sweden to review a demonstration of Einride’s autonomous vehicles and to tour the manufacturing facility. After the tour of the facilities, several meetings were held to further discuss Einride’s business and to learn about Einride’s Saga software solution. After the business meetings, a discussion was held to clarify certain provisions in the Einride LOI.

On June 11, 2025, Legato III submitted an amended letter of intent (“First Amended LOI”) which subjected 1,309,444 Founder Shares to a vesting schedule whereby such shares would vest if the combined company’s stock traded at a volume weighted average price of $15.00 for 20 out of 30 days. Additionally, the cash closing condition was removed from letter of intent, and the percentage of the shares outstanding at closing to be allocated for an incentive plan was increased from 5.0% to 7.5%.

On June 13, 2025, TD Cowen, on behalf of Einride, delivered a revised letter of intent (“Second Amended LOI”). The Second Amended LOI proposed that Legato III and Einride work in good faith to establish a transaction structure that was the most tax efficient for both parties and their respective equityholders. In addition, it proposed that 1.0 million Founder Shares would be used to facilitate the closing of the transaction and 1.4 million Founder Shares would be subject to forfeiture in proportion to the percentage of shares redeemed by Legato III Public Shareholders at the Closing. It also introduced a $9,000,000 cap on Legato III transaction expenses. The Second Amended LOI provided for the Einride board to consist of seven members, five of whom would be appointed by Einride and two of whom would be appointed by Legato III and also provided for an incentive plan with 7.5% of the shares outstanding at closing to be allocated to such plan with a 5% annual evergreen provision.

On June 14, 2025, Legato III delivered a third amended letter of intent (“Third Amended LOI”) to Messrs. Abony and Charli. The Third Amended LOI removed the expense cap and made other minor changes.

On June 16, 2025, Messrs. Monahan, Jaffe, Rosenfeld, Charli, Abony, and representatives of TD Cowen, along with Jeffrey M. Gallant of Graubard Miller, legal advisor to Legato III, and Stephen P. Alicanti of DLA Piper LLP (US), legal advisor to Einride, held a videoconference to discuss and finalize the letter of intent. Thereafter, the Legato III Board met to discuss Einride and the merits of a transaction with Einride. The Legato III Board reviewed the final draft of the letter of intent, which included certain non-substantive changes, and authorized management to proceed with executing the letter of intent with Einride. Accordingly, Mr. Monahan executed and sent the letter of intent to Messrs. Charli, Abony and Alicanti.

On June 17, 2025, Mr. Charli executed the letter of intent.

On June 20, 2025, Legato III engaged Cassel Salpeter to render to the Legato III Board an opinion as to the fairness, from a financial point of view, to the Legato III Shareholders (other than the Excluded Holders) of the merger consideration to be received by such holders in the Merger pursuant to the Business Combination Agreement, and whether Einride had a fair market value equal to at least 80% of the balance in the Trust Account, as described in more detail below.

On June 20, 2025, Messrs. Monahan, Jaffe, Rosenfeld, and representatives of BTIG, financial advisor to Legato III, held a videoconference discussing the key terms of the executed letter of intent.

On June 23, 2025, representatives from Legato III, Einride and their respective legal, accounting and financial advisors held a videoconference meeting to discuss various topics regarding the transaction including the status of the audit of Einride’s financial statements in accordance with PCAOB audit standards, the raising of PIPE financing, the status of the Business Combination Agreement, the hiring by Einride of a new Chief Financial Officer and the status of Legato III’s due diligence. The parties agreed to hold regular weekly update calls to discuss the foregoing topics as well as any other items that became necessary to discuss.

On June 24, 2025, Messrs. Monahan, Jaffe, Rosenfeld, Charli and Abony, and representatives of BTIG held a videoconference call during which Messrs. Charli and Abony provided BTIG with an introduction to Einride which included an overview of Einride’s business, go-to-market strategy and historical financials.

On June 26, 2025, Einride shared its virtual data room with Legato III and its legal advisors.

On June 28, 2025, Legato III sent a detailed list of due diligence questions to Einride for discussion at the first due diligence call scheduled for July 1, 2025.

On July 1, 2025, a videoconference meeting was held with Messrs. Monahan, Jaffe, Rosenfeld, Ehsani, Nadeem, Charli, Abony, Ekbom, Atherton, Ms. Ulff and representatives of TD Cowen to discuss various due diligence topics. During the call, Messrs. Charli and Ekbom led a detailed discussion about Einride’s business strategy, revenue model, and financial strategy.

Also on July 1, 2025, a videoconference meeting was held with Messrs. Jaffe and Nadeem from Legato III, and representatives of TD Cowen, to discuss the contents of the investor presentation.

On July 9, 2025, a videoconference meeting was held with Messrs. Monahan, Jaffe, Rosenfeld, Ehsani, Nadeem, Charli, Abony, Ekbom, Ulff, Atherton and representatives of TD Cowen to answer various due diligence questions. During the call, Messrs. Charli and Ekbom led a discussion about Einride’s financing history, its intellectual property, insurance coverage, outstanding legal disputes, relationships with various vendors and the existing capitalization table.

On July 12, 2025, Legato III engaged Lindskog Malmstrom as its Swedish outside counsel to assist with the drafting and negotiation of the Business Combination Agreement from a Swedish legal perspective.

On July 13, 2025, Legato III and Einride executed an amendment to the executed letter of intent to extend the mutual exclusivity period until August 17, 2025.

On July 14, 2025, representatives of Legato III held a conference call with a key customer of Einride as part of the due diligence efforts to learn more about how Einride operates. On the same date, Graubard Miller provided DLA Piper and Einride with an initial draft of the Business Combination Agreement.

On July 17, 2025, a videoconference meeting was held with Messrs. Monahan, Jaffe, Rosenfeld, Ehsani, Nadeem, Jaffe, Charli, Abony, Ekbom, Atherton, Ms. Ulff and representatives of TD Cowen to answer various due diligence questions. Messrs. Charli and Ekbom led a discussion regarding relationships with various customers and an update of joint business plans with various customers.

On July 22, 2025, Messrs. Monahan, Jaffe and Rosenfeld held a videoconference meeting with Messrs. Salpeter, Wai and Belliard from Cassel Salpeter. Members of the Legato III management provided Cassel Salpeter with an update of the due diligence performed to date and the status of the Business Combination Agreement.

On July 24, 2025, a videoconference meeting was held with Messrs. Monahan, Jaffe, Rosenfeld, Ehsani, Nadeem, Jaffe, Charli, Abony, Ekbom, Atherton, Ms. Ulff and representatives of TD Cowen to answer follow-up questions from previous due diligence calls.

From August 1, 2025, through August 4, 2025, the parties reviewed investor presentations and wall cross scripts, which were finalized on August 4, 2025.

On August 7, 2025, representatives from Legato, Einride, Graubard Miller, DLA Piper, TD Cowen, and Greenberg Traurig LLP, legal advisor to TD Cowen, held a videoconference meeting. Messrs. Charli, Green, and Rosenfeld discussed talking points for the investor presentation.

On August 12, 2025, Legato III and Einride executed another amendment to the letter of intent which included the following changes from the previously executed letter of intent: 1) Einride’s valuation was changed to $1,800,000,000; 2) the contingent consideration was removed; and 3) the proposed PIPE amount was changed to $100,000,000. The amendment further extended the mutual exclusivity period until September 17, 2025. The Einride valuation was lowered with a view towards minimizing redemptions in connection with the Business Combination and incentivizing the PIPE Investors to participate in the PIPE Investment.

On August 13, 2025, DLA Piper sent the first revised draft of the proposed Business Combination Agreement to Graubard Miller. This revised draft included revisions to each parties’ representations and warranties, the removal of the contingent consideration and revisions to the termination provisions, amongst other things.

During the week of August 15, 2025, and extending through the week of September 22, 2025, representatives of Legato III, Einride and TD Cowen held videoconference meetings to discuss the proposed PIPE transaction with a certain selected group of wall-crossed investors who agreed to be subject to certain confidentiality and other restrictions in order to gain access to information related to the proposed PIPE transaction.

On August 14, 2025, representatives of Legato III and Graubard Miller held a videoconference call with representatives of Einride and Mayer Brown LLP and Latham & Watkins LLP, Einride’s U.S. litigation counsel, to discuss pending and ongoing litigation involving Einride.

On August 25, 2025, Graubard Miller sent a further revised draft of the proposed Business Combination Agreement to DLA Piper. The revised draft included revisions of the representations and warranties, changes to the termination provisions and a removal of the cap on Legato III’s expenses, amongst other things.

On September 2, 2025, Messrs. Monahan, Rosenfeld, Charli, Abony, and representatives of TD Cowen held a videoconference meeting. TD Cowen provided an update on the meetings with potential PIPE investors and provided feedback received from investors.

On September 8, 2025, Legato III and Einride executed another amendment to the letter of intent that extended the mutual exclusivity period until October 17, 2025.

On September 11, 2025, DLA Piper sent a further revised draft of the proposed Business Combination Agreement to Graubard Miller. The revised draft included revisions to the representations and warranties, changes to the termination provisions to the indemnification and insurance provisions and to Legato III’s expense cap, amongst other things.

On September 12, 2025, representatives from Legato III, Einride, Graubard Miller, DLA Piper, TD Cowen, Deloitte, accounting preparer for Einride, and Greenberg Traurig held a videoconference meeting to discuss the status of the meetings with potential PIPE investors that had been held to date.

On September 29, 2025, Graubard Miller sent a further revised draft of the proposed Business Combination Agreement including modifications to the representation and warranties, changes to the termination provisions and removal of an expense cap, amongst other things.

On September 29, 2025, representatives from Legato III, Einride and TD Cowen held a videoconference meeting to discuss how meetings with potential PIPE investors were progressing and to determine if BTIG should be engaged to assist in the process.

On September 30, 2025, representatives from Legato III, Einride, TD Cowen and BTIG held a videoconference meeting to update BTIG about potential PIPE investors that had already been contacted and to provide them with feedback from potential investors that previously held meetings with Einride’s management.

On October 7, 2025, Legato III held a board meeting so that Legato III’s management could provide the Legato III Board with an update on the proposed transaction and the related due diligence process.

On October 8, 2025, Legato III and Einride executed another amendment to the letter of intent to further extend the mutual exclusivity period until November 15, 2025.

On October 8, 2025, Messrs. Monahan, Rosenfeld and Jaffe from Legato held a videoconference meeting with Messrs. Charli and Ekbom, Ms. Ulff and Ms. Linander Waldenor from Einride to settle several open business issues with the Business Combination Agreement including certain representations and warranties, the termination provisions and the cap on Legato III’s expenses.

On October 13, 2025, Messrs. Monahan, Rosenfeld, Jaffe, Charli, Abony, and representatives of TD Cowen held a videoconference meeting. Representatives of TD Cowen provided an update on the PIPE process.

On October 17, 2025, DLA Piper sent a further revised draft of the proposed Business Combination Agreement to Graubard Miller, which contained additional changes to the representations and warranties, the termination provisions and the expenses cap, amongst other things.

On October 22, 2025, Messrs. Monahan, Jaffe, Rosenfeld and Charli held a lunch meeting to discuss the status of the Business Combination Agreement and the PIPE meetings.

On October 28, 2025, Graubard Miller sent a further revised draft of the proposed Business Combination Agreement to DLA Piper which included changes to the indemnification provisions and other minor changes.

On October 28, 2025, Messrs. Monahan and Jaffe held a meeting with Messrs. Royes, Suchak and Lindberg from ICR Inc., which had been engaged by Einride to provide public relations support. The representatives from ICR introduced ICR and its service offerings and discussed their preliminary thoughts on how Einride should move forward with its public relations and investor relations roles. Questions were asked and a discussion followed.

On October 29, 2025, Messrs. Monahan, Jaffe, Salpeter and Wai held a videoconference meeting to discuss all items shared with Cassel Salpeter for such firm’s fairness opinion, clarifying and confirming different numbers and assumptions.

On October 31, 2025, representatives of Legato III, Einride, TD Cowen, BTIG and ICR held a videoconference meeting to discuss how the proposed transaction would be publicly announced.

From November 3, 2025, until November 11, 2025, representatives from Legato III, Einride, TD Cowen, BTIG, Graubard Miller, DLA Piper, and ICR generally held daily update calls to discuss the status of the Business Combination Agreement and items required for executing such agreement.

On November 6, 2025, Messrs. Jaffe, Salpeter, and Wai held a videoconference call and Mr. Jaffe answered outstanding questions asked by Messrs. Salpeter and Wai.

On November 7, 2025, Legato III’s management team provided updates to the Legato III Board members regarding the progress of the transaction and likely timing of a board meeting and transaction announcement.

Between November 9, 2025, and November 11, 2025, Graubard Miller and DLA Piper exchanged several revised drafts of the proposed Business Combination Agreement reflecting final legal changes.

On November 10, 2025, Messrs. Jaffe and Wai held a videoconference call and Mr. Jaffe answered outstanding questions asked by Mr. Wai.

On November 11, 2025, the Legato III Board met to receive an update on the proposed Business Combination with Einride and to take action to approve the Business Combination Agreement. Also present were Mr. Rosenfeld, as well as representatives of Cassel Salpeter, Crescendo Advisors LLC and Graubard Miller. Prior to the meeting, the Board received a copy of the most recent draft of the Business Combination Agreement, copies of the related Transaction Agreements, a draft of the opinion from Cassel Salpeter and certain other documents. Mr. Monahan advised the Legato III Board that the negotiations were nearly complete and, assuming Board approval, each party intended to sign the Business Combination Agreement as soon as practicable. A representative of Graubard Miller then reviewed the material terms of the Business Combination Agreement with the Board. Representatives of Cassel Salpeter then provided the Board with their presentation regarding the fairness of the transactions to Legato III’s shareholders from a financial point of view. A representative of Graubard Miller then summarized certain timing matters and SEC filings that would be undertaken by Legato III in connection with the proposed Business Combination. After further discussion, the Legato III Board declared that the Business Combination Agreement and the proposed Business Combination were advisable and in the best interests of Legato III and its shareholders, and approved the form, terms and provisions of, and the transactions contemplated by, the Business Combination Agreement, including the matters to be submitted to Legato III’s shareholders, and authorized Legato III to enter into the Business Combination Agreement and the related transaction documents once finalized.

The Business Combination Agreement and other related transaction agreements were signed on November 12, 2025. Prior to the market open on November 12, 2025, Legato III and Einride issued a joint press release announcing the signing of the Business Combination Agreement, and Legato III filed a Current Report on Form 8-K announcing the execution of the Business Combination Agreement and disclosing the material terms of the Business Combination Agreement, and the agreements ancillary thereto, in detail. An investor presentation and press release announcing the signing of the Business Combination Agreement were furnished as exhibits to such Current Report on Form 8-K.

On November 12, 2025, Legato III and Einride held a joint conference call for investors to discuss the transaction, key investment considerations and Einride’s current and prospective business.

From January 26, 2026 until February 25, 2026, representatives from Legato III, Einride, TD Cowen, BTIG, Graubard Miller and DLA Piper had numerous videoconferences, telephone calls and emails to discuss the status of potential PIPE investors and items required for executing the PIPE Subscription Agreements. Also, from January 29, 2026 until February 25, 2026, representatives from Legato, Einride, TD Cowen, BTIG, DLA Piper, Graubard Miller and certain potential PIPE investors exchanged several revised drafts of the proposed subscription agreements for the PIPE Investment. In connection with the PIPE Investment, Legato III and Einride agreed to reduce the Equity Value of Einride.

On February 26, 2026, the parties entered into Amendment No. 1 to Business Combination Agreement. Pursuant to Amendment No. 1 to Business Combination Agreement, among other things, the Equity Value of Einride was reduced from $1,800,000,000 to $1,350,000,000.

Also on February 26, 2026, Legato III and Einride entered into the PIPE Subscription Agreements with the PIPE Investors pursuant to which Einride will, substantially concurrently with, and contingent upon, the consummation of the Merger, sell an aggregate of 12,235,420 PIPE ADSs, each representing one Einride Ordinary Share, to the PIPE Investors for an aggregate purchase price of $113.3 million. In addition, the PIPE Investors will receive PIPE Warrants to purchase an aggregate of 18,353,130 Einride ADSs.

On March 5, 2026, the parties entered into Amendment No. 2 to Business Combination Agreement. Pursuant to Amendment No. 2 to Business Combination Agreement, among other things, the size of the Einride Board at the Closing would be increased from seven members to eight or nine members, two of whom will be Gregory Monahan and Eric Rosenfeld and the balance of whom will be designated by Einride prior to the Closing.

Recommendation of the Legato III Board and Reasons for the Business Combination

The Legato III Board, in evaluating the Business Combination, consulted with Legato III’s management team and its financial and legal advisors. In (a) reaching its resolution that the Business Combination Agreement and the Transactions contemplated thereby, including the Merger, are advisable and in the best interests of Legato III’s shareholders and (b) recommending that the Legato III Shareholders adopt the Business Combination Agreement and the Transactions contemplated thereby, including the Merger, the Legato III Board (i) consulted with Legato III’s legal and financial advisors in connection with its evaluation of the Business Combination Agreement and the Business Combination, (ii) reviewed the results of due diligence conducted by Legato III’s management team, together with its legal and financial advisors, and (iii) considered a range of factors, including, but not limited to, the factors discussed below. Specifically, the Legato III Board reviewed Einride’s operations, Einride’s historical financial statements, comparable publicly traded companies and their valuations, an analysis of the pro forma capital structure and trading multiples and a financial analysis of Einride prepared by Cassel Salpeter. Considering the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Legato III Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Legato III Board viewed its decision as being based on all the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. After a thorough review of these materials, the Legato III Board evaluated whether the overall Business Combination would be positively received in the market. Based on the foregoing, the Legato III Board believes that the Business Combination is attractive and would create significant value to Legato III Shareholders.

In approving the Business Combination, the Legato III Board decided to obtain a fairness opinion. In addition, Legato III’s officers and directors have substantial experience with mergers and acquisitions and in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with experience and expertise of Legato III’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination.

The Legato III Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the Transactions contemplated thereby, including, but not limited to, the following material factors:

Expanding Growth Industry with a Large Total Addressable Market (TAM)

One of the important characteristics that the Legato III Board and management team pursued when searching for potential targets was a company with attractive revenue growth potential and operating in a large and growing market. Einride operates in the $4.6 trillion global freight market1, of which the US and EU heavy-duty (i.e., greater than 20,000 kg gross vehicle weight) road freight market is estimated to account for $1.2 trillion.2 This industry is highly fragmented in that 90% of existing asset owners have a fleet size of less than 10 trucks3. It is also an inefficient market with 11% utilization in the U.S. road freight industry4. The low level of utilization, coupled with rudimentary systems, results in inefficiencies and compressed margins. Additionally, autonomous trucks are expected to address driver shortages as well as rising costs, in a changing AI driven regulatory environment. Einride’s solution, which includes fully autonomous trucks, manually driven electric trucks, operational planning software, automated driving system and charging infrastructure, addresses this market and seeks to help its customers improve their logistics business and their overall profitability. Based on the foregoing, the Legato III Board and management concluded that Einride has an opportunity to dramatically grow its revenues in the upcoming years.

Unique, Scalable Business Strategy

Einride’s freight platform, regardless of whether Einride is selling manually driven CETs or Autonomous Trucks, is primarily sold as a “Freight-Capacity-as-a-Service” (“FCaaS”). Einride’s platform incorporates charging infrastructure, software and autonomy, which leads to customers deploying a more efficient transport solution. Einride’s platform addresses several use cases including short haul solutions (i.e. factory-to-warehouse, warehouse-to-hub, terminal-to-terminal) and long-haul solutions (i.e. hub-to-hub, terminal-to-hub).

Einride takes a shipper’s perspective when working with customers. When Einride engages with a new customer, it uses its proprietary software to analyze the customer’s data to assess the existing freight routes and optimizes the number of routes that can be serviced with CETs based on, among other things, the available charging infrastructure. Einride seeks to optimize these routes to provide customers with the lowest possible total cost of ownership. Einride subsequently works with the customer to implement a solution that incorporates CETs and Einride’s charging infrastructure. At scale, Einride’s FCaaS business with manually driven electric trucks is expected to generate $380,000 to $420,000 annually per vehicle and a target contribution margin of 30% to 35% (excluding personnel and hardware costs).

As Einride’s business matures, the percentage of trucks that are manually driven commercial trucks is expected to decrease and the number of trucks that are Einride’s cab-less autonomous trucks is expected to increase. Einride’s autonomous trucks operating in the FCaaS model generate slightly less revenue annually on a per vehicle basis, but contribution margins should be significantly higher, targeting 70% to 75% (excluding personnel and hardware cost). Furthermore, Einride’s ultimate business model will be hardware agnostic and will be deployed in a SaaS model, primarily relying on Einride’s Saga software and autonomous technologies, with the possibility to utilize Einride’s charging infrastructure. When broadly deployed, the SaaS platform is expected to generate $10,000 to $15,000 per manually driven electric truck with a target contribution margin of 70% to 80% (excluding personnel and hardware costs). Additionally, the SaaS model is expected to generate $70,000 to $90,000 per cab-less electric truck with target contribution margins of 80% to 90%. The Legato III’s Board and management believed that Einride’s opportunity to grow revenue and margins is attractive as the percentage of cab-less autonomous trucks increases and it transitions from an FCaaS model to a SaaS model.

[1]	Statista: Size of the global logistics industry, Freightwaves: trucking accounting for 43% of the sectors total annual revenue
[2]	Eurostat & American Trucking Association
[3]	American Trucking Association & McKinsey
[4]	Utilization as a function of fill rate, dead head and operating hours, asset up-time and speed. Based on data from First Call Logistics, OOIDA, FleetOwner, FreightWaves, ACEEE, Einride analysis

Revenue Generating Business with Large Potential Opportunity at Existing Customers

The Legato III Board had a positive outlook regarding Einride’s historical financial performance. Many of Einride’s autonomous trucking competitors have limited revenue as of June 2025. As of June 30, 2025, Einride’s current run-rate Annual Recurring Revenue (“ARR”) was $45 million in operational customer contracts, and it had $65 million ARR in signed customer contracts. Importantly, Einride had developed non-binding joint business plans with many of its existing customers. Einride estimated that the joint business plans represented approximately $800 million potential long-term ARR, if attained. The Legato III Board believed this business model would enhance Einride’s ability to scale its business.

“Land-and-Expand” Business Model

Einride has adopted a land-and-expand go-to-market strategy. In Einride’s case, this typically means that initial contracts with a customer are relatively small and include a limited number of routes that are serviced by manually driven electric trucks. As the relationship matures, Einride typically adds additional freight capacity by adding more routes and more manually driven electric trucks in addition to the first deployments. Over time, Einride can introduce its cab-less autonomous trucks to customer routes. Since the initial contract is typically a take-or-pay contact with each route bringing in a pre-determined amount of revenue, on a minimum basis, the introduction of the cab-less autonomous trucks will initially lead to higher operating margins for Einride due to the lower costs (primarily due to not having to employ drivers) associated with an autonomous solution. Over time, these savings should accrue not only to Einride, but also to its customers.

Einride’s Platform Provides an Attractive Value Proposition to its Customers

Einride provides an attractive value proposition to its customers. It solves the coordination problem for customers by pooling all of its solutions into an as-a-Service platform for a monthly fee. Einride’s solution reduces the overall cost of transition to electric freight transport through operational efficiencies, direct/indirect cost reduction and purchasing economies of scale. Einride helps remove the logistical complexity associated with a customers’ transition to electric freight transport so that it can focus on its core business. It also increases the overall quality of operations by using AI/ML optimization tools which allow for more precise shipping and charging operations versus existing operations. Einride’s platform results in a reduction in fleet-level total cost of ownership of 13% compared to a diesel baseline5 and a 16% reduction of the fleet size6, while supporting a 10% increase in transport volume.7

Einride Has a Full-Stack Platform To Assist Customers

Einride’s robust set of products to address customer’s freight requirements was favorably viewed by the Legato III Board. These products include manually driven electric trucks, cab-less autonomous trucks, operational planning software and charging infrastructure. The manually driven electric trucks are sourced from leading OEMs including BYD, Daimler and Scania, while the cab-less autonomous trucks were developed internally and utilize hardware manufacturers for components such as the chassis and perception, while final assembly is done in-house. Saga, the operational planning software, allows for efficient deployment of electric and autonomous freight solutions and helps with route optimization. Einride’s charging infrastructure is deployed strategically to enable cost efficient electric operations.

Einride’s Cab-less, Proprietary Autonomous Truck is in Active Operations

The Legato III Board considered that Einride designed and built one of the most advanced autonomous trucks on the market. Einride has partnered with contract manufacturers to assist with the development of the cab-less trucks and with final assembly as well as testing done in-house. Einride has partnered with VDL to be its chassis contract manufacturer and critical hardware suppliers, including Hesai, NVIDIA and Aeva, while developing its software stack internally. Einride also has experience obtaining the necessary permits and approvals, in both the U.S. and the EU, required to operate autonomous trucks. Einride’s autonomous product suite includes Einride Driver, Control Tower and the cab-less trucks. The Einride Driver is fully agnostic to vehicles, use cases and sectors. The Einride Driver includes Autonomous Driving (“AD”) software, sensors and compute, and safety case. Einride uses a machine learning stack that covers AD functionalities. Einride’s cab-less autonomous trucks have installed a set of sensors including LiDAR, cameras, radar GNSS RTK and motion sensors.

[5]	Engholm, A., Zackrisson, A., Bengtsson, T., Link, S., & Plötz, P. 2025. Beyond replacing diesel trucks: how optimized fleet planning increases electrification and lowers transportation costs. Fraunhofer Institute for Systems and Innovation Research ISI.
[6]	Einride developed customer solution 2024, Einride developed customer solution 2022.
[7]	Einride developed customer solution 2024, Einride developed customer solution 2022.

The Legato III Board also viewed the fact that Einride’s autonomous truck has been deployed in production environments in both the US and the EU as a very positive data point. In 2019, Einride was the first company in the world8 to receive a permit to operate on a public road (EU deployment). In 2022, Einride deployed an autonomous cab-less truck in active operations for a U.S. customer.9 Today, Einride’s cab-less autonomous truck is deployed at a customer in the U.S. (GE Appliances) and at a customer in the EU (Apotea) and has a signed contract with DP World for what Einride believes to be the largest autonomous deployment in the UAE to date.

Well-Developed Charging Infrastructure Results in a Competitive Advantage

The Legato III Board viewed Einride’s advanced charging infrastructure as a competitive advantage to the company. Einride has strategically deployed its charging infrastructure which includes three types of charging solutions: Einride charging facilities, private installations and third-party charging stations. The Einride charging facilities are designed, deployed and operated by Einride in coordination with infrastructure partners. Typically, Einride determines a location that needs charging infrastructure based on data it has received from customers, and overall road freight density. Einride then works with an infrastructure partner that will provide the capital required for the charging station buildout. These locations serve multiple customers, and efficient operations are ensured through advanced reservation and planning capabilities. Einride private installations are located at customer sites and are owned either by Einride or the customer. In select cases, Einride can leverage these locations for multiple customers. Einride’s third-party charging stations are installed and managed by third parties. Einride typically uses these facilities to temporarily extend its charging network, or they are used in low-density locations.

Proprietary Technology Platform – Saga

The Legato III Board considered Einride’s proprietary software platform, Saga, in evaluating Einride. The Saga platform utilizes data from multiple sources to optimize customers’ existing operations by improving utilization and resulting in reduced costs. The Saga platform includes an electric vehicle route planning optimizer (eVRP), a predictive energy consumption model, and a cost and emission model. This AI-powered platform is vehicle agnostic and allows Einride to have a scalable SaaS business model. The Saga platform allows Einride to scale its business from manually driven electric trucks to Einride’s proprietary cab-less electric trucks and eventually OEM partners that provide the autonomous trucks in a more scalable manner.

Well-Known Set of Existing Investors and Crossover Financing

The Legato III Board considered that as of June 30, 2025, Einride had raised nearly $525 million, including approximately $100 million in crossover financing10 in 2025. Einride’s investors include firms such as AMF, IonQ, EQT, Ericsson, NordicNinja and Temasek, amongst others.

Experience operating in Multiple Countries and Jurisdictions

Einride’s experience operating in seven countries located in North America, Europe and the Middle East differentiates it from many other autonomous trucking companies. Einride has experience obtaining the necessary permits and approvals required to operate in various locations as evidenced by the fact that it has customers in the US, the EU and the UAE. The Legato III Board believed this differentiates Einride from other autonomous trucking companies.

Blue Chip Customer Base Generating Revenues

The Legato III Board viewed Einride’s customer list, which included more than 25 well-known firms such Carlsberg, DP World, GE Appliances, Heineken, Philips, Lidl, Mars, Kaufland and PostNord, as evidence that Einride’s strategy was being accepted by the market.

[8]	According to management’s knowledge
[9]	Pilot program launched in 2022, and operations began in 2023.
[10]	This includes subordinated convertible debt which has been or is expected to be converted into equity

Attractive Valuation

The Legato Board of directors and management team believes the Business Combination creates an attractive valuation for Einride compared to several other peer companies, in connection with similar transactions. See “ – Opinion of Financial Advisor to the Board of Directors of Legato” below for further information relating to the financial analysis performed by Cassel Salpeter.

Opinion of Financial Advisor

In making its determination with respect to the Merger, the Legato III Board also considered the financial analysis performed by Cassel Salpeter described below under the heading “ – Opinion of Cassel Salpeter & Co., Fairness Opinion Provider.”

The Legato III Board also considered a variety of uncertainties and risks and other potentially negative factors concerning Einride and the Business Combination including, but not limited to, the following:

●	Business Plan May Not Be Achieved. The risk that Einride may not be able to execute on its business plan notwithstanding the positive factors described above. This could result from a variety of factors including if Einride is unable to obtain financing necessary for its business plan and changing regulatory environment in the autonomous automotive industry.

●	Absence of Financial Forecasts. Einride did not provide Legato III with financial forecasts. As such, no discounted cash flow analysis was conducted in respect to Einride.

●	Delay in Timeline. The anticipated timeline to deploy Einride’s cab-less autonomous trucks could be delayed for reasons such as delays in the production of trucks, acceptable safety measures of vehicles, regulatory landscape, and technology.

●	Redemption Risk. The potential that a significant number of Legato III Public Shareholders elect to redeem their Legato III Public Shares prior to the consummation of the Business Combination and pursuant to the Legato III Articles, which would potentially make the Business Combination more difficult to complete. However, even in the event that a significant number of Legato III Public Shareholders elect to redeem their Legato III Public Shares, this redemption would not prevent the consummation of the Business Combination.

●	Regulatory Affairs. The Legato III Board considered the impact of the review of the Business Combination by various regulatory agencies.

●	Closing Conditions. The potential risks and costs associated with the Business Combination failing to be consummated in a timely manner or that Closing might not occur despite the reasonable best efforts of the parties. The completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Legato III’s control, including the receipt of certain required regulatory approvals.

●	Litigation Related to the Business Combination. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

●	Listing Risks. The challenges associated with preparing Einride for the applicable disclosure and listing requirements to which Einride will be subject as a publicly traded company in the U.S.

●	Benefits May Not Be Achieved. The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

●	Market Volatility. The possibility that the market for the Einride Ordinary Shares following the Business Combination experiences volatility and disruptions.

●	Liquidation of Legato III. The risks and costs to Legato III if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Legato III being unable to effect a business combination within the required time period.

●	Board and Independent Committees. The risk that the Einride Board and independent committees thereof do not possess adequate skill set for management and oversight as a public company.

●	Interests of Certain Persons. Legato III’s officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of the Legato III Public Shareholders, as described above.

●	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

Notwithstanding the foregoing, the Legato III Board concluded, in its business judgment, that the potential benefits that it expects Legato III and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative and other factors associated with the Business Combination. Accordingly, the Legato III Board determined that the Business Combination and the Transactions contemplated by the Business Combination Agreement (including the Merger) were fair and advisable to, and in the best interests of, Legato III and its shareholders. The independent directors on the Legato III Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination and/or preparing a report concerning the approval of the Business Combination. The above discussion of the material factors considered by the Legato III Board is not intended to be exhaustive but does set forth the principal factors considered by the Legato III Board. This explanation of Legato III’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

The Einride Board’s Reasons for the Approval of the Business Combination

In reaching its decision to approve the Business Combination, the Einride Board consulted with Einride’s management, as well as its financial and legal advisors, and considered a number of factors. Among the various factors that the Einride Board considered in favor of its decision are:

●	Other Alternatives. It is the belief of the Einride Board, after review of alternative strategic opportunities from time to time, including strategic transactions with other partners and the possibility of, and benefits and risks associated with, continuing to operate Einride as an independent, stand-alone entity (including following a traditional initial public offering) and other merger prospects, that the Business Combination represented a better opportunity for Einride to create value for Einride Shareholders.

●	Terms of the Business Combination Agreement. The Einride Board considered the terms and conditions of the Business Combination Agreement, including but not limited to the nature and scope of the closing conditions and the likelihood of obtaining any necessary approvals.

●	Consideration Received by Einride Shareholders. The Einride Board considered the form and amount of consideration to be received by Einride in the Business Combination under the terms and conditions of the Business Combination Agreement.

●	Size of Post-Combination Company. The Einride Board considered the implied enterprise value of approximately $1.49 billion for Einride at the Closing.

●	Access to Capital. The Einride Board considered the current economic, industry and market conditions affecting Einride, Einride’s projected financial results and cash flows, Einride’s prospects as a private entity and the needs of Einride to obtain substantial additional financing in the future and the cost of alternative means of raising capital, and it expected that the Business Combination would be a more time- and cost-effective means to access capital than other options considered.

●	Support Agreements. The Einride Board considered that certain Einride Shareholders, whose ownership interests collectively represent the outstanding Einride Ordinary Shares and Einride Preference Shares sufficient to approve the Business Combination proposal on behalf of Einride, were expected to enter into the Einride Support Agreement, pursuant to which such Einride Shareholders would agree to support the approval of the proposals necessary to effectuate the Business Combination, including the Merger, the Company Derivative Exchange, the Stock Split, the adoption of the Amended Einride Articles, the adoption of the Equity Incentive Plan and the termination of the Company Shareholders Agreement.

●	Lock-up Agreements. The Einride Board also considered that, in connection with the execution of the Business Combination Agreement, certain Einride Shareholders, whose ownership interests collectively represent 80% of the outstanding Einride Ordinary Shares outstanding and underlying the Participating Company Derivatives on the date of the Business Combination Agreement, and the Initial Shareholders were expected to enter into the Lock-up Agreements with Einride pursuant to which, among other things, they would agree not to transfer their interests in Einride for six months after the Closing Date, subject to certain customary exceptions.

●	Potential Liquidity Opportunity for Long Term Holders. The Einride Board also considered the fact that Einride is a private company with limited opportunities for liquidity for its holders outside of a sale of Einride. The Einride Board believed that the Business Combination, and the potential listing of Einride’s securities on a U.S. national securities exchange, provides long term holders of Einride equity interests with an opportunity, subject to the expiration of any applicable lockup and transfer restrictions, to sell all or a portion of their resulting Einride Ordinary Shares and thus diversify their holdings.

The Einride Board also considered the following uncertainties, risks and other potentially negative factors:

●	Risk that the Business Combination may not be Completed. The Einride Board considered the risk that the Business Combination might not be consummated in a timely manner, or at all, due to a lack of shareholder approval or failure to satisfy various conditions to closing.

●	Redemption Risk. The potential that a significant number of Legato III Public Shareholders elect to redeem their Legato III Public Shares prior to the consummation of the Business Combination and pursuant to the Legato III Articles, which would potentially make the Business Combination more difficult to complete and reduce the cash available to Einride to fund its business plan. However, even in the event that a significant number of Legato III Public Shareholders elect to redeem their shares, this redemption would not prevent the consummation of the Business Combination.

●	Impact on Reputation and Business if the Business Combination is not Completed. The Einride Board considered the possibility that there may be an adverse effect on Einride’s reputation and business in the event the Business Combination is not completed.

●	Expenses and Challenges. The Einride Board considered the expenses to be incurred in connection with the Business Combination.

●	Restrictions on the Operation of Einride’s Business. The Einride Board considered the fact that, although Einride will continue to exercise, consistent with the terms and conditions of the Business Combination Agreement, control and supervision over its operations prior to the completion of the Business Combination, the Business Combination Agreement generally obligates Einride, subject to Legato III’s prior consent (which consent may not be unreasonably withheld, conditioned or delayed), to carry on its business in the ordinary course of business, which might delay or prevent Einride from undertaking certain business opportunities that might arise pending completion of the business combination.

●	Interests of Einride Executive Officers and Directors. The Einride Board considered the fact that certain executive officers and directors of Einride have interests in the Business Combination that may be different from, or in addition to, the interests of Einride Shareholders generally, including the manner in which they would be affected by the Business Combination and the other matters disclosed in the sections entitled “— Interests of Legato III’s Directors and Officers in the Business Combination” and “ — Interests of Einride’s Directors and Officers in the Business Combination.”

●	Other Risks. The Einride Board considered various other risks associated with the combined company and the Business Combination, including the risks described in the section entitled “Risk Factors.”

The foregoing discussion is not meant to be exhaustive, but addresses the material information and factors considered by the Einride Board in consideration of its approval of the Business Combination. In view of the wide variety of factors considered by the Einride Board in connection with the evaluation of the Business Combination and the complexity of these matters, the Einride Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, the Einride Board did not reach any specific conclusion with respect to any of the particular factors considered. Instead, the Einride Board conducted an overall analysis of the factors described above and made its determinations and recommendations based on the totality of the information reviewed. The judgments of individual members of the Einride Board may have been influenced to a greater or lesser degree by different factors. The Einride Board ultimately concluded that, in the aggregate, the potential benefits of the Business Combination outweighed the potential risks or negative consequences of the Business Combination.

Opinion of Cassel Salpeter

On November 11, 2025, Cassel Salpeter rendered its oral opinion to the Legato III Board (which was confirmed in writing by delivery of Cassel Salpeter’s written opinion dated such date), to the effect that, as of November 11, 2025, (i) the merger consideration to be received by the holders of Legato III Ordinary Shares, other than the Excluded Holders, in the Merger pursuant to the Business Combination Agreement, after giving effect to the Company Derivative Exchange and the Stock Split, was fair, from a financial point of view, to such holders (other than the Excluded Holders) and (ii) the Company had a fair market value equal to at least 80% of the balance of funds in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned).

The summary of the opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex D to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Cassel Salpeter in preparing its opinion. However, neither Cassel Salpeter’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to any Legato III Public Shareholder as to how such shareholder should act or vote with respect to any matter relating to the proposed merger or otherwise, including, without limitation, whether any such shareholder should redeem its shares or whether any party should participate in any PIPE Investment or other financing.

The opinion was addressed to the Legato III Board for the use and benefit of the members of the Legato III Board (in their capacities as such) in connection with the Legato III Board’s evaluation of the Merger. Cassel Salpeter’s opinion was just one of the several factors the Legato III Board took into account in making its determination to approve the Business Combination, including those described elsewhere in this proxy statement/prospectus.

Cassel Salpeter’s opinion only addressed whether, as of the date of the opinion, (i) the merger consideration to be received by the holders of Legato III Ordinary Shares, other than the Excluded Holders, in the Merger pursuant to the Business Combination Agreement, after giving effect to the Company Derivative Exchange and the Stock Split, was fair, from a financial point of view, to such holders (other than the Excluded Holders) and (ii) the Company had a fair market value equal to at least 80% of the balance of funds in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned). It did not address any other terms, aspects, or implications of the Transactions or the Business Combination Agreement, including, without limitation, (i) the exchange of outstanding Legato III Warrants for Einride Warrants and, other than assuming the consummation thereof in accordance with the Business Combination Agreement, the Company Derivative Exchange and the Stock Split, (ii) any term or aspect of the Merger that is not susceptible to financial analysis, (iii) the fairness of the Merger, or all or any portion of the merger consideration, to any other security holders of Legato III (including, without limitation, the Excluded Holders or holders of Legato III Warrants), Einride or any other person or any creditors or other constituencies of Legato III, Einride or any other person, (iv) the fairness of any portion or aspect of the Transactions to any one class or group of Legato III’s or any other party’s security holders or other constituencies relative to any other class or group of Legato III’s or such other party’s security holders or other constituencies (including, without limitation, the fairness of the merger consideration to be received by the Excluded Holders relative to the other holders of Legato III Ordinary Shares or the potential dilutive or other effects of the Transactions on such other holders), (v) the appropriate capital structure of Einride or whether Einride should be issuing debt or equity securities or a combination of both, (vi) any capital raising or financing transaction contemplated by Legato III or Einride, nor (vii) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Transactions, or any class of such persons, relative to the merger consideration in the Merger pursuant to the Business Combination Agreement or otherwise. Cassel Salpeter did not express any view or opinion as to (i) what the value of the Einride Ordinary Shares actually would be when issued in the Merger, (ii) the prices at which the Einride Ordinary Shares or Legato III shares may trade, be purchased or sold at any time. In addition, Cassel Salpeter made no representation or warranty regarding the adequacy of its opinion or the analyses underlying its opinion for the purpose of Legato III’s compliance with the terms of its constituent documents, the rules of any securities exchange or any other general or particular purpose.

Cassel Salpeter’s opinion did not address the relative merits of the Transactions as compared to any alternative transaction or business strategy that might exist for Legato III, or the merits of the underlying decision by the Legato III Board or Legato III to engage in or consummate the Transactions. The financial and other terms of the Transactions were determined pursuant to negotiations between the parties to the Business Combination Agreement and were not determined by or pursuant to any recommendation from Cassel Salpeter. In addition, Cassel Salpeter was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction involving Legato III.

Cassel Salpeter was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with respect to the Transactions, the securities, assets, businesses or operations of Legato III, Einride or any other party, or any alternatives to the Transactions, (b) negotiate the terms of the Transactions, (c) advise the Legato III Board or any other party with respect to alternatives to the Transactions, or (d) make any offers to sell, or solicit any offers to purchase, any securities of Legato III, Einride or any other party or otherwise sell, underwrite or participate in any distribution of securities of Legato III, Einride or any other party. Cassel Salpeter’s analysis and opinion were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of the opinion and upon certain assumptions regarding such financial, economic, market and other conditions, which were subject to unusual volatility and which, if different than assumed, could have a material impact on Cassel Salpeter’s analyses and opinion. Accordingly, although subsequent developments could arise that would otherwise affect its opinion, Cassel Salpeter did not assume any obligation to update, review, or reaffirm its opinion to the Legato III Board or any other person or otherwise to comment on or consider events occurring or coming to its attention after the date of the opinion.

In arriving at its opinion, Cassel Salpeter made such reviews, analyses, and inquiries as Cassel Salpeter deemed necessary and appropriate under the circumstances. Among other things, Cassel Salpeter:

●	Reviewed a draft, received by Cassel Salpeter on November 11, 2025, of the Business Combination Agreement.

●	Reviewed certain publicly available financial information and other data with respect to Legato III and Einride that Cassel Salpeter deemed relevant.

●	Reviewed certain other information and data with respect to Legato III and Einride made available to Cassel Salpeter by Legato III and Einride.

●	Considered and compared the financial and operating performance of Einride with that of companies with publicly traded equity securities that Cassel Salpeter deemed relevant.

●	Considered the publicly available financial terms of certain transactions that Cassel Salpeter deemed relevant.

●	Compared the implied enterprise value reference ranges of Einride to the balance, as provided by Legato III management, of funds in the Trust Account.

●	Discussed the business, operations and prospects of Einride and the proposed Merger with Legato III’s and Einride’s management and certain of Legato III’s and Einride’s representatives.

●	Conducted such other analyses and inquiries, and considered such other information and factors as Cassel Salpeter deemed appropriate.

For purposes of its analyses and opinion, Cassel Salpeter, at the Legato III Board’s direction, evaluated the fairness, from a financial point of view, to the holders of Legato III Ordinary Shares, other than the Excluded Holders, of the merger consideration to be received by such holders (other than the Excluded Holders) in the Merger pursuant to the Business Combination Agreement, after giving effect to the Company Derivative Exchange and the Stock Split, based solely on a comparison of (a)(i) the implied aggregate equity value reference ranges for Einride that Cassel Salpeter believed were indicated by its financial analyses of Einride after giving effect to the Transactions, multiplied by (ii) the aggregate ownership percentage of such holders (other than the Excluded Holders) in Einride after giving effect to the Transactions assuming a range of redemptions by holders of Public Shares (other than the Excluded Holders), all as provided to Cassel Salpeter by Legato III’s management, and without taking into account the potential dilutive or other effects of the Einride Warrants (including such warrants issued in exchange for the Legato III Warrants) or any Einride Ordinary Shares issued or issuable as incentive compensation, and (b) the aggregate amount of the Trust Account for the benefit of such holders that would be payable to such holders in a redemption of their Legato III Public Shares. The Legato III Board advised Cassel Salpeter that the Merger was not conditioned upon any PIPE Investment or other financing and, with the consent and approval of the Legato III Board, for purposes of Cassel Salpeter’s analyses and opinion Cassel Salpeter evaluated Legato III, Einride and the Merger without assuming or taking into account the consummation of any PIPE Investment or other financing. In addition, for purposes of its analysis and opinion, Cassel Salpeter, with the Legato III Board’s consent, evaluated whether Einride had a fair market value equal to at least 80% of the balance of funds in the Trust Account solely upon the basis of a comparison of the implied enterprise value reference ranges of Einride indicated by its financial analysis with the balance of funds in the Trust Account, which the Legato III Board advised Cassel Salpeter and Cassel Salpeter, for purposes of its analysis and opinion, assumed did not and would not exceed $218,253,140.

In arriving at its opinion, Cassel Salpeter, with the Legato III Board’s consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to it or available from public sources, and Cassel Salpeter further relied upon the assurances of Legato III’s and Einride’s management that they were not aware of any facts or circumstances that would have made any such information inaccurate or misleading. Cassel Salpeter is not a legal, tax, accounting, environmental, technology, science, or regulatory advisor, and Cassel Salpeter did not express any views or opinions as to any legal, tax, accounting, environmental, technology, science, or regulatory matters relating to Legato III, Einride, the Transactions, or otherwise. Cassel Salpeter understood and assumed that Legato III had obtained or would obtain such advice as it deemed necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, and other professionals, that such advice was sound and reasonable and that Legato III had acted or would act in accordance with such advice.

In reaching its conclusions under its opinion, Cassel Salpeter with the Legato III Board’s agreement, did not perform a discounted cash flow analysis of Einride, because the Legato III Board advised Cassel Salpeter and directed Cassel Salpeter to assume that no reliable forecasts with respect to the future financial performance of Einride were available. Cassel Salpeter did not evaluate the solvency or creditworthiness of Legato III, Einride or any other party to the Transactions, the fair value of Legato III, Einride or any of their respective assets or liabilities, or whether Legato III, Einride or any other party to the Transactions is paying or receiving reasonably equivalent value in the Transactions under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor did Cassel Salpeter evaluate, in any way, the ability of Legato III, Einride or any other party to the Transactions to pay its obligations when they come due. Cassel Salpeter did not physically inspect Legato III’s or Einride’s properties or facilities and did not make or obtain any evaluations or appraisals of Legato III’s or Einride’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). Cassel Salpeter did not attempt to confirm whether Legato III or Einride had good title to their respective assets. Cassel Salpeter’s role in reviewing any information was limited solely to performing such reviews as Cassel Salpeter deemed necessary to support its own advice and analysis and was not on behalf of the Legato III Board, Legato III, or any other party.

Cassel Salpeter assumed, with the Legato III Board’s consent, that the Transactions would be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Transactions, no delay, limitation, restriction, or condition would be imposed that would have an adverse effect on Legato III, Einride or the Transactions. Cassel Salpeter also assumed, with the Legato III Board’s consent, that the final executed form of the Business Combination Agreement would not differ in any material respect from the draft Cassel Salpeter reviewed and that the Transactions would be consummated on the terms set forth in the Business Combination Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof material to Cassel Salpeter’s analyses or opinion. Cassel Salpeter also assumed that the representations and warranties of the parties to the Business Combination Agreement contained therein were true and correct and that each such party would perform all of the covenants and agreements to be performed by it under the Business Combination Agreement. Cassel Salpeter offered no opinion as to the contractual terms of the Business Combination Agreement or the likelihood that the conditions to the consummation of the Transactions set forth in the Business Combination Agreement would be satisfied.

In connection with preparing its opinion, Cassel Salpeter performed a variety of financial analyses. The following is a summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion. It is not a complete description of all analyses underlying such opinion. The preparation of an opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. As a consequence, neither Cassel Salpeter’s opinion nor the respective analyses underlying its opinion is readily susceptible to partial analysis or summary description. In arriving at its opinion, Cassel Salpeter assessed as a whole the results of all analyses undertaken by it with respect to the opinion. While it took into account the results of each analysis in reaching its overall conclusions, Cassel Salpeter did not make separate or quantifiable judgments regarding individual analyses and did not draw, in isolation, conclusions from or with regard to any individual analysis or factor. Therefore, Cassel Salpeter believes that the analyses underlying the opinion must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors underlying the opinion collectively, could create a misleading or incomplete view of the analyses performed by Cassel Salpeter in preparing the opinion.

The implied valuation reference ranges indicated by Cassel Salpeter’s analyses are not necessarily indicative of actual values nor predictive of future results, which may be significantly more or less favorable than those suggested by such analyses. Much of the information used in, and accordingly the results of, Cassel Salpeter’s analyses are inherently subject to substantial uncertainty.

Summary of Material Financial Analyses

The following summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion includes information presented in tabular format. The tables alone do not constitute a complete description of these analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses Cassel Salpeter performed.

For purposes of its analyses, Cassel Salpeter compared (a)(i) the implied aggregate equity value reference ranges for Einride that Cassel Salpeter believed were indicated by its financial analyses of Einride after giving effect to the Transactions, multiplied by (ii) the aggregate ownership percentage the holders of Legato III Ordinary Shares other than the Excluded Holders would have in Einride after giving effect to the Transactions of 10.5%, assuming no redemptions, and 1.1%, assuming 90% redemptions, in each case as provided to Cassel Salpeter by Legato III management and without taking into account the potential dilutive or other effects of Einride Warrants (including such warrants issued in exchange for Legato III Warrants), any Einride Ordinary Shares issued or issuable as incentive compensation, or any PIPE Investment or other financing, and (b) the aggregate amount of the Trust Account for the benefit of holders of Legato Ordinary shares (other than the Excluded Holders) that otherwise would be payable to such holders in a redemption of their Legato III Public Shares, as provided to Cassel Salpeter by Legato III’s management. Legato III’s management advised Cassel Salpeter, and Cassel Salpeter relied upon and assumed, that the aggregate amount of the Trust Account payable to such holders (other than the Excluded Holders) in a redemption of their Legato III Public Shares was $218,253,000, assuming no redemptions, and $21,825,000, assuming 90% redemptions.

For purposes of its analyses, Cassel Salpeter reviewed a number of financial metrics, including “enterprise value,” which generally refers to the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, excluding capitalized leases (except for IFRS-reporting companies), preferred stock and minority interests less the amount of cash on its balance sheet). Share prices for the selected companies used in the selected companies analysis described below were as of November 10, 2025. The relevant values for the selected SPAC transactions analysis described below were calculated on an enterprise value basis based on the consideration proposed to be paid in the selected transactions.

Selected Companies Analysis

Cassel Salpeter considered certain financial data for selected companies with publicly traded equity securities Cassel Salpeter deemed relevant.

The financial data reviewed included:

●	Market value;

●	Enterprise value;

●	Enterprise value as multiple of revenue for the last twelve months, or “LTM revenue”;

●	Enterprise value as multiple of estimated revenue for the year ending December 31, 2025, or “2025E Revenue”;

●	Enterprise value as multiple of estimated revenue for the year ending December 31, 2026, or “2026E Revenue”; and

●	Enterprise value as multiple of estimated revenue for the year ending December 31, 2027, or “2027E Revenue.”

The selected companies and the resulting high, third quartile, mean, median, first quartile and low financial data were:

Autonomous Vehicle Technology (Trucking/Cargo)

●	Aurora Innovation, Inc.

●	Kodiak AI, Inc.

Autonomous Vehicle Technology (Other)

●	Mobileye Global Inc.

●	Pony AI Inc.

●	Hesai Group

●	WeRide Inc.

●	Robosense Technology Co., Ltd

●	Aeva Technologies, Inc.

●	Black Sesame International Holding Ltd

●	MicroVision, Inc.

●	Luminar Technologies, Inc.

			Enterprise Value/Revenue
($ in thousands)	Market Value	Enterprise Value	LTM		2025E		2026E		2027E
High	$10,506,267	$8,757,267	107.83	x	107.27	x	150.74	x	30.17	x
3rd Quartile	4,985,088	4,539,439	63.03	x	44.88	x	21.91	x	17.25	x
Mean	3,562,117	3,100,198	42.26	x	31.66	x	27.98	x	10.82	x
Median	2,075,257	1,874,711	30.69	x	16.61	x	10.04	x	5.90	x
1st Quartile	1,348,084	1,194,397	7.40	x	6.11	x	5.33	x	3.63	x
Low	81,830	278,572	4.52	x	4.67	x	3.18	x	1.81	x

Taking into account the results of the selected companies analysis, Cassel Salpeter selected an implied enterprise value reference range for Einride of $1,600,000,000 to $2,000,000,000, which resulted in an implied aggregate equity value of the portion of Einride to be owned by the holders of Legato III Ordinary Shares other than the Excluded Holders of $195,836,000 to $237,997,000 assuming no redemptions, as compared to the proceeds from the Trust Account that would otherwise be paid in redemption of such holders’ Legato III Public Shares of $218,253,000, and $17,507,000 to $21,723,000 assuming 90% redemptions, as compared to the proceeds from the Trust Account that would otherwise be paid in redemption of such holders’ Legato III Public Shares of $21,825,000, in each case without taking into account the potential dilutive or other effects of Einride Warrants (including such warrants issued in exchange for Legato III Warrants), any Einride Ordinary Shares issued or issuable as incentive compensation, or any PIPE Investment or other financing.

None of the selected companies have characteristics identical to Einride. An analysis of selected publicly traded companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed.

Selected SPAC Transactions Analysis

Cassel Salpeter considered the financial terms of the following SPAC transactions Cassel Salpeter deemed relevant. The financial data reviewed included enterprise value. The selected transactions and the resulting high, third quartile, mean, median, first quartile and low financial data were:

Date
Announced	Closed	SPAC	Target
June 2025	TBD	Churchill Capital Corp IX	Plus Automation Inc.
April 2025	September 2025	Ares Acquisition Corporation II	Kodiak Robotics, Inc.
June 2021	November 2021	Reinvent Technology Partners Y	Aurora Innovation, Inc.
June 2021	November 2021	Northern Genesis Acquisition Corp. II	Embark Technology, Inc.

“NM” refers to “not meaningful.”

“NA” refers to “not available.”

($ in thousands)	Enterprise Value
High	$10,835,000
3rd Quartile	5,858,000
Mean	4,683,500
Median	3,349,500
1st Quartile	2,175,000
Low	1,200,000

Taking into account the results of the selected SPAC transactions analysis, Cassel Salpeter selected an implied enterprise value reference range for Einride of $1,200,000,000 to $2,175,000,000, which resulted in an implied aggregate equity value of the portion of Einride to be owned by the holders of Legato III Ordinary Shares other than the Excluded Holders of $153,675,000 to $256,442,000 assuming no redemptions, as compared to the proceeds from the Trust Account that would otherwise be paid in redemption of such holders’ Legato III Public Shares of $218,253,000, and $13,291,000 to $23,568,000 assuming 90% redemptions, as compared to the proceeds from the Trust Account that would otherwise be paid in redemption of such holders’ Legato III Public shares of $21,825,000, in each case without taking into account the potential dilutive or other effects of Einride Warrants (including such warrants issued in exchange for Legato III Warrants), any Einride Ordinary Shares issued or issuable as incentive compensation, or any PIPE Investment or other financing.

None of the target companies or transactions in the selected SPAC transactions have characteristics identical to Einride or the Transaction. Accordingly, an analysis of selected business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the selected SPAC transactions and other factors that could affect the respective acquisition values of the transactions reviewed.

Selected Capital Raise Transactions Analysis

Cassel Salpeter considered the financial terms of the following capital raise transactions Cassel Salpeter deemed relevant. The financial data reviewed included the pre-money value. The selected capital raise transactions and the resulting high, third quartile, mean, median, first quartile and low financial data were:

Date	Company	Offering Type
Summer 2025	Einride AB	Crossover Financing
July 2024	Aurora Innovation, Inc.	Common Shares, Follow on Equity Offering
July 2023	Aurora Innovation, Inc.	Common Shares, PIPE
July 2023	Aurora Innovation, Inc.	Common Shares, Follow on Equity Offering
January 2022	Aurora Innovation, Inc.	Growth Capital/Private Equity
November 2021	Kodiak AI, Inc.	Series B/Venture Capital
July 2021	Aurora Innovation, Inc.	Growth Capital/Private Equity

($ in thousands)	Pre-Money Value
High	$11,000,000
3rd Quartile	5,341,107
Mean	4,191,142
Median	3,741,910
1st Quartile	1,756,934
Low	400,000

Taking into account the results of the selected capital raise transactions analysis, Cassel Salpeter selected an implied enterprise value reference range for Einride of $1,300,000,000 to $2,000,000,000, which resulted in an implied aggregate equity value of the portion of Einride to be owned by the holders of Legato III Ordinary Shares other than the Excluded Holders of $164,215,000 to $237,997,000 assuming no redemptions, as compared to the proceeds from the Trust Account that would otherwise be paid in redemption of such holders’ Legato III Public Shares of $218,253,000, and $14,345,000 to $21,723,000 assuming 90% redemptions, as compared to the proceeds from the Trust Account that would otherwise be paid in redemption of such holders’ Legato III Public Shares of $21,825,000, in each case without taking into account the potential dilutive or other effects of Einride Warrants (including such warrants issued in exchange for Legato III Warrants), any Einride Ordinary Shares issued or issuable as incentive compensation, or any PIPE Investment or other financing.

None of the companies in the selected capital raise transactions have characteristics identical to Einride. Accordingly, an analysis of selected capital raise transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies in the selected capital raise transactions and other factors that could affect the respective values of the companies reviewed.

Implied Value Reference Range of the Company Compared to Trust Fund Balance.

Cassel Salpeter also compared the implied enterprise value reference range indicated by its financial analyses for Einride of $1,200,000,000 to $2,175,000,000 with the balance of funds in the Trust Account, which the Legato III Board advised Cassel Salpeter and Cassel Salpeter, for purposes of its analysis and opinion, assumed did not and would not exceed $218,253,000.

Other Matters Relating to Cassel Salpeter’s Opinion

As part of its investment banking business, Cassel Salpeter regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements and other purposes. Cassel Salpeter is a recognized investment banking firm that has substantial experience in providing financial advice in connection with mergers, acquisitions, sales of companies, businesses and other assets and other transactions. Cassel Salpeter received a fee of $175,000 for rendering its opinion, no portion of which was contingent upon the completion of the Merger. In addition, Legato III agreed to reimburse Cassel Salpeter for certain expenses incurred by it in connection with its engagement and to indemnify Cassel Salpeter and its related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion. Cassel Salpeter in the past provided investment banking or other financial services to affiliates of the Initial Shareholders for which Cassel Salpeter received compensation, including having provided financial advisory services to Legato Merger Corp. II, a special purpose acquisition company sponsored by certain of the Initial Shareholders or their affiliates, in connection with a merger with Southland Holdings, LLC, which was consummated in February 2023, for which Cassel Salpeter received a fee of $125,000. In accordance with Cassel Salpeter’s policies and procedures, a fairness committee of Cassel Salpeter was not required to, and did not, approve the issuance of Cassel Salpeter’s opinion.

Redemption Rights

Pursuant to the Legato III Articles, Legato III Public Shareholders may seek to redeem their shares for cash, regardless of whether they vote “FOR,” “AGAINST” or do not vote at all on the Business Combination Proposal. Any Legato III Public Shareholder holding Legato III Public Shares as of the record date may demand that Legato III redeem such shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the trust account and not previously released to Legato III, divided by the number of then outstanding Legato III Public Shares, calculated as of two (2) business days prior to the consummation of the Business Combination. If a holder properly seeks redemption of any Legato III Public Shares and the Business Consummation is consummated, Legato III will, subject to funds being legally available therefor, redeem such Legato III Public Shares for the redemption price and the holder will no longer own such Legato III Public Shares following the Business Combination. For more information, see the section entitled “Extraordinary General Meeting of Legato III Shareholders — Redemption Rights.”

Certain Material U.S. Federal Income Tax Consequences

For a description of certain material U.S. federal income tax consequences of the Business Combination, the exercise of redemption rights in respect of ordinary shares of Legato III and the ownership and disposition of Einride ADSs, see “Material U.S. Federal Income Tax Considerations.”

Anti-Money Laundering—Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Economic Substance — Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union and the OECD as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act (As Revised) (the “Substance Act”) came into force in the Cayman Islands in January 2019, introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain geographically mobile business activities (“relevant activities.”) As we are a Cayman Islands exempted company, our compliance obligations include filing annual notifications, in which we need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. Failure to satisfy applicable requirements may subject us to penalties under the Substance Act.

Data Protection – Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(1)	where this is necessary for the performance of our rights and obligations under any purchase agreements;

(2)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

(3)	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Anticipated Accounting Treatment

Einride has determined that it is the accounting acquirer based on its evaluation of the following facts and circumstances of the Business Combination:

●	The Einride Shareholders will have a larger portion of the voting rights in Einride following the Business Combination;

●	The Einride Board will have five members nominated by Einride compared to two members nominated by Legato III;

●	Einride’s senior management will be continuing as senior management of Einride following the Business Combination; and

●	Einride is the larger of the two entities and is the operating company within the combining companies.

The Business Combination is not within the scope of IFRS 3 Business Combinations as Legato III does not meet the definition of a “business” given that it consists primarily of cash in the Trust Account. Einride’s acquisition of Legato III will therefore be treated as a recapitalization whereby the ongoing financial statements of Einride will reflect the net assets of Einride and Legato III at historical cost, with no goodwill recognized. As Einride will be issuing its own shares to the Legato III Shareholders to complete the Transactions and is the legal parent of the Surviving Company following the Closing, Einride is the accounting and legal acquirer and therefore the successor entity.

The Business Combination is also accounted for within the scope of IFRS 2 Share-based Payment. Any excess fair value of Einride Ordinary Shares and Einride Warrants issued by Einride over the fair value of Legato III’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Dissenters’ Rights

Holders of record of Legato III Ordinary Shares may have dissenters’ rights in connection with the Merger under the Cayman Companies Act. For more information, see “Extraordinary General Meeting of Legato III Shareholders —Dissenters’ Rights.” Holders of Legato III Ordinary Shares are entitled to give notice to Legato III prior to the Meeting that they wish to dissent to the Merger and to receive payment of fair market value for his, her or its Legato III Ordinary Shares if they follow the procedures set out in the Cayman Companies Act. Since Legato III is a SPAC with no assets save for the trust proceeds, in practice, this will be largely similar to the redemption price.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that (i) the Business Combination Agreement, dated as November 12, 2025, by and among Legato Merger Corp. III, Einride AB and Einride Cayman Sub Limited, a copy of which is attached to the proxy statement/prospectus as Annex A-1, as amended by Amendment No. 1 to Business Combination Agreement, dated February 26, 2026, by and among Legato Merger Corp. III, Einride AB and Einride Cayman Sub Limited, a copy of which is attached to the proxy statement/prospectus as Annex A-2, and by Amendment No. 2 to Business Combination Agreement, dated March 5, 2026, by and among Legato Merger Corp. III, Einride AB and Einride Cayman Sub Limited, a copy of which is attached to the proxy statement/prospectus as Annex A-3 (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “Business Combination Agreement), (ii) the other Transaction Agreements and (iii) the completion of the transactions contemplated by the Business Combination Agreement and such Transaction Agreements, in accordance with the terms and subject to the conditions set forth in the Business Combination Agreement and such Transaction Agreements, be approved in all respects.”

Required Vote for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Island law, being a resolution passed by a majority of the votes cast by or on behalf of the holders of shares of Legato III entitled to vote. Abstentions and broker non-votes, if any, will not count as votes cast at the Meeting and will have no effect on the proposal.

The approval of the Business Combination Proposal is conditioned on the approval of the other Condition Precedent Proposal (the Merger Proposal). If the other Condition Precedent Proposal is not approved, approval of the Business Combination Proposal will have no effect. In addition, the Business Combination will not be consummated unless all the proposals to be presented at the Meeting are approved or the corresponding condition in the Business Combination Agreement is waived by the parties to such agreement.

Recommendation of the Legato III Board

THE LEGATO III BOARD UNANIMOUSLY RECOMMENDS THAT LEGATO III SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of Legato III’s officers and directors may result in a conflict of interest on the part of such officers and directors between what they may believe is in the best interests of Legato III and its shareholders and what they may believe is best for themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “Proposal One — The Business Combination Proposal— Conflicts of Interest of Legato III’s Officers and Directors” for a further discussion of these considerations.

PROPOSAL TWO—THE MERGER PROPOSAL

Overview

Legato III is asking its shareholders to approve the Plan of Merger, which is attached to this proxy statement/prospectus as Annex B, and the transactions contemplated thereunder, including the Merger.

As part of the Business Combination, Legato III will merge with and into Merger Sub, with Merger Sub continuing as the surviving company and as a wholly owned subsidiary of Einride. Shareholder approval of the Plan of Merger and the transactions contemplated thereunder is required under Cayman Islands law.

Because shareholder approval of the Merger is required under Cayman Islands law, if the Merger Proposal is not approved by shareholders, the Business Combination will not occur.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that the plan of merger to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), a copy of which is attached to the proxy statement/prospectus as Annex B, and the transactions contemplated thereunder, including, without limitation, that Legato III shall merge with and into Merger Sub with Merger Sub being the surviving company (the “Merger”), be and are hereby adopted and approved and authorized in all respects.”

Required Vote for Approval

Approval of the Merger Proposal requires a special resolution under Cayman Islands law, being a resolution passed by a majority of at least two-thirds of votes cast by or on behalf of the shareholders entitled to vote. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum but will have no effect on the Merger Proposal.

The approval of the Merger Proposal is conditioned on the approval of the other Condition Precedent Proposal (the Business Combination Proposal). If the other Condition Precedent Proposal is not approved, approval of the Merger Proposal will have no effect. In addition, the Business Combination will not be consummated unless all the proposals to be presented at the Meeting are approved or the corresponding condition in the Business Combination Agreement is waived by the parties to such agreement.

Recommendation of the Legato III Board

THE LEGATO III BOARD UNANIMOUSLY RECOMMENDS THAT LEGATO III SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

The existence of financial and personal interests of one or more of Legato III’s directors may result in a conflict of interest on the part of such directors between what they may believe is in the best interests of Legato III and its shareholders and what they may believe is best for themselves in determining to recommend that shareholders vote for the proposals. In addition, Legato III’s officers may have interests in the Business Combination that conflict with your interests as a shareholder. See the section entitled “Proposal One — The Business Combination Proposal— Conflicts of Interest of Legato III’s Officers and Directors” for a further discussion of these considerations.

PROPOSAL Three—THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Overview

Legato III is asking its shareholders to approve, on a non-binding advisory basis, certain governance provisions contained in the Amended Einride Articles that differ from the Legato III Articles and that materially affect shareholders’ rights.

This non-binding advisory vote is not otherwise required by Cayman Islands law and is separate and apart from the Business Combination Proposal, but consistent with SEC guidance, Legato III is submitting these governance provisions to the Legato III shareholders for approval as a separate proposal. Regardless of the outcome of the vote on the Organizational Documents Proposal, the Amended Einride Articles will take effect if the Business Combination is consummated.

Pursuant to the Business Combination Agreement, at the Closing, the Amended Einride Articles will be substantially in the form agreed between the parties, which form is set forth as Annex C to this proxy statement/prospectus. There are certain material differences in the rights afforded to the Legato III Shareholders under the Legato III Articles prior to the Business Combination, as compared to the rights afforded to the shareholders of Einride under the Amended Einride Articles after the Business Combination.

This summary below is qualified by reference to the complete text of the Amended Einride Articles. You are encouraged to read the Amended Einride Articles in its entirety for a more complete description of the terms of the Amended Einride Articles.

Comparison of Rights

See “Comparison of Shareholder Rights” for a summary of the material differences in the governance provisions contained in the Legato III Articles and the Amended Einride Articles.

Reasons for and Risks of the Organizational Documents Proposal

Increase in Authorized Share Capital

The Amended Einride Articles provide for authorized share capital of no less than SEK [●] and no more than [●] SEK.

The greater number of authorized number of shares is desirable for Einride to have sufficient shares for the issuances to the Legato III shareholders in the Merger (including any potential PIPE Investment), and to have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances, for making awards under the Equity Incentive Plan and for share dividends and share splits. Except for issuances to the Legato III shareholders pursuant to the Business Combination Agreement (and any potential PIPE Investment) and awards under the Equity Incentive Plan, Einride currently has no such plans, proposals or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Notwithstanding the benefits described above, the existence of the authorized but unissued shares, including the preferred shares, may render it more difficult to, or may discourage an attempt to, obtain control of Einride and thereby protect continuity of or entrench its management, which may adversely affect the market price of Einride’s securities. If, in the due exercise of its fiduciary duties, for example, Einride’s Board were to determine that a takeover proposal were not in the best interests of Einride, such shares could be issued by Einride’s Board without the approval of the shareholders in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent shareholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Removal of SPAC Provisions

The Legato Articles include various provisions applicable only to special purpose acquisition companies (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time). The Amended Einride Articles do not include such provisions, which will not be applicable after the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, that certain material differences between the amended and restated memorandum and articles of association of Legato III and the memorandum and articles of association of Einride, presented separately in accordance with U.S. Securities and Exchange Commission’s requirements, be approved.

Required Vote for Approval

Approval of the Organizational Document Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by the affirmative vote of a majority of the shareholders entitled to vote, in person or by proxy, at the Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum but will have no effect on the Organizational Document Proposal.

The approval of the Organizational Document Proposal is conditioned upon the approval of the Condition Precedent Proposals. If the Condition Precedent Proposals are not approved, approval of the Organizational Documents Proposal will have no effect. In addition, the Business Combination will not be consummated unless all the proposals to be presented at the Meeting are approved or the corresponding condition in the Business Combination Agreement is waived by the parties to such agreement.

Recommendation of the Legato III Board

THE LEGATO III BOARD UNANIMOUSLY RECOMMENDS THAT LEGATO III SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

The existence of financial and personal interests of one or more of Legato III’s officers and directors may result in a conflict of interest on the part of such directors between what they may believe is in the best interests of Legato III and its shareholders and what they may believe is best for themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “Proposal One — The Business Combination Proposal — Interests of Legato III’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL Four—THE adjournment proposal

The Adjournment Proposal, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates if additional time is needed to consummate the Business Combination. In no event will Legato III solicit proxies to adjourn the Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Legato III Articles and Cayman Islands law. The purpose of the Adjournment Proposal is to provide more time to meet the requirements that are necessary to consummate the Transactions. See the section titled “Proposal One — The Business Combination Proposal — Interests of Legato III’s Directors and Officers in the Business Combination.”

Consequences If the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is presented to the Meeting and is not approved by the Legato III Shareholders, the Legato III Board may not be able to adjourn the Meeting to a later date or dates. In such event, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Legato III Articles, being the affirmative vote of Legato III Shareholders holding a majority of the Legato III Ordinary Shares which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present. Abstentions, while considered present for the purpose of establishing a quorum, will have no effect on the Adjournment Proposal. Brokers are not entitled to vote on the Adjournment Proposal absent voting instructions from the beneficial holder and, consequently, while considered present for the purpose of establishing a quorum, broker non-votes will have no effect on the Adjournment Proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates to be determined by the chairman of the extraordinary general meeting if additional time is needed to consummate the Business Combination, be and is hereby approved.”

Recommendation of the Legato III Board

THE LEGATO III BOARD UNANIMOUSLY RECOMMENDS THAT LEGATO III SHAREHOLDERS VOTE “FOR” THE APPROVAL OF APPROVAL OF THE ADJOURNMENT PROPOSAL IF PRESENTED.

The existence of financial and personal interests of one or more of Legato III’s directors may result in a conflict of interest on the part of such directors between what they may believe is in the best interests of Legato III and its shareholders and what they may believe is best for themselves in determining to recommend that shareholders vote for the proposals. In addition, Legato III’s officers may have interests in the Business Combination that conflict with your interests as a shareholder. See the section entitled “Proposal One — The Business Combination Proposal— Conflicts of Interest of Legato III’s Officers and Directors” for a further discussion of these considerations.

EINRIDE’S BUSINESS

Unless the context otherwise requires, all references in this section to “Einride,” the “Company,” “we,” “us,” or “our” refer to the business Einride, as conducted by Einride prior to the consummation of the Business Combination.

Company Overview

Einride is a global leader in digital, electric, and autonomous road freight, providing technology solutions to shippers to cost-efficiently transition their logistics to electric and autonomous operations. Founded in Sweden in 2016, Einride is transforming the road freight industry with its artificial intelligence (“AI”) and machine learning (“ML”) powered digital freight platform (“Saga”) and autonomous driving system (the “Einride Driver”).

Our proprietary solutions support the road freight industry in its transformation to digital, electric, and autonomous operations, and are deployed through a Freight-Capacity-as-a-Service (“FCaaS”) offering, pursuant to which our technology is deployed to manage all parts of the transport service necessary for electrifying, automating, and improving operations, including through vehicles, driver contracting, and other ancillary operational services. Our solutions are also provided through a Software-as-a-Service (“SaaS”) model, whereby customers can utilize our vehicle-agnostic technology platform and autonomous driving system to optimize, digitalize, and automate their fleets for maximum efficiency.

Through the AI powered digital freight platform, Saga, which orchestrates and optimizes the entire ecosystem required for electric and autonomous operations, Einride is leading the industry transformation to a more cost efficient, safer, and cleaner tomorrow.

To date, we have deployed and are operating one of the world’s largest fleets of electric heavy-duty vehicles, developed a leading charging infrastructure network, and have become the first company in the world11 to operate cab-less autonomous heavy-duty vehicles on public roads. Einride’s operations are all integrated with the digital freight platform, Saga, which enables advanced digital planning with electric and autonomous heavy-duty vehicles and charging infrastructure to address the market fragmentation, high emissions and labor shortages that continue to impact the freight industry. As of December 2025, our vehicles had driven over 14 million electric miles, executed more than 450,000 shipments, and abated over 26,000 tons of CO2 emissions, and we have achieved 99.7% on-time performance in operations12.

Our electric, intelligent, and autonomous road transport solutions represent a transformative shift in heavy-duty road freight. From local distribution to long-haul operations, our transport solutions enable customers to reduce their transport costs and decarbonize their operations while improving operational efficiency.

In 2019, we achieved a historic milestone by becoming the first company in the world13 to receive a permit to operate a cab-less autonomous heavy-duty vehicle (“Autonomous Truck”) on a public road, and three years after that, in 2022, we become the first company in the world14 to deploy a cab-less autonomous heavy-duty truck with a customer, where the program launched in 2022, and operations began in 2023. During 2025, we have continued to set new industry standards by completing the world’s first cab-less, electric, autonomous border crossing and customs clearance between Sweden and Norway, and by operating the first fully autonomous heavy-duty truck on a public road in Belgium at the Port of Antwerp-Bruges. As of November 2025, we are in live operations with two Autonomous Trucks in the United States with General Electric Appliances (“GEA”), and one Autonomous Truck in Sweden with Apotea, a Swedish online retailer. Further, in the Middle East, Einride and DP World are planning to launch the region’s largest deployment of an autonomous fleet to date.

[11]	Per management knowledge
[12]	On-time performance in accordance with Service Level Agreements, Q1 2025.
[13]	Per management knowledge
[14]	Per management knowledge

We started commercial operations in 2020, and have since, as of December 31, 2025, built a customer base that consists of 30 customers spread across seven countries. Our global shipper customers are mainly within the retail, consumer goods, industrial and logistics sectors. These industries typically operate in dense regions with standardized routes and have high attention to quality of service, making them well-suited for our service offering. Our current customers include global transport buyers such as GEA, DP World, Mars, and Carlsberg, with which we have established strong customer relationships, and with which we expect to continue scaling our fleet of vehicles, including both connected manually driven electric vehicles (“CETs”) and Autonomous Trucks. Through our FCaaS offering, we enter into multi-year contracts, ranging from three to five years, on “take-or-pay” terms. Under these take-or-pay customer contracts, Einride commits to deliver specified volumes of transport capacity to the customers, for which they typically pay a fixed minimum fee, with optional purchases above the minimum commitments for additional capacity in excess of the contracted volumes. Under our SaaS offering, which was launched in the second half of 2025 and which utilizes our existing software platform, Einride provides vehicle-agnostic technology that customers can integrate into their own hardware and fleets, supporting their transition to more optimized, efficient, electric, and autonomous operations. The customer is expected to pay a license fee and a variable fee tied to the usage of Saga and customer specific autonomous deliveries.

As of February 2026, our Annual Recurring Revenue (“ARR”) in signed customer contracts under the FCaaS offering amounted to approximately $92 million15, and our run-rate operational revenue amounted to $49 million16. Furthermore, as we engage with our customers and deploy our freight solutions, we have entered, and expect to continue to enter, into Joint Business Plans (“JBPs”) with customers. These JBPs constitute detailed plans for how we jointly, together with the customers, intend to continue to scale and increase electrification and automation of our customers’ road transport operations. The potential long-term ARR that could be achieved when such JBPs become operational amounted, as of December 31, 2025, to approximately $800 million17. Through these JBPs, and continued new sales efforts, we expect to grow our revenue with both existing and new customers by deploying CETs and Autonomous Trucks under our FCaaS offering, as well as providing customers with our technology through our SaaS offering. By building strong customer relationships and leveraging operational insights, we believe that scaling through our JBPs with our FCaaS solutions and subsequently expanding these accounts with our SaaS offerings creates a sustained competitive advantage, distinguishing Einride from competitors who mainly focus on technology development. As we gradually scale revenue with global customers, we expect to be well positioned to deploy efficient and autonomous freight solutions at scale.

Einride was founded by Robert Falck, known for his extensive engineering expertise and commitment to sustainability, Linnéa Kornehed Falck, who has been recognized for her impressive innovative vision and leadership, and Filip Lilja, a passionate business developer and builder of high performing teams with a wide range of experience, including IT consultancy. Einride’s management team, supported by an organization of approximately 300 full time employees, brings decades of collective expertise across AI, mobility, robotics, autonomous and electric vehicle technologies, sustainability, and advanced transportation systems.

[15]	Represents USD-equivalent ARR expected from signed customer contracts. This amount is subject to certain conditions, termination rights and management assumptions. Actual ARR from Einride’s signed customer contracts may vary materially from the amount set forth in this proxy statement/prospectus.
[16]	Represents adjusted annualized monthly average USD-equivalent revenue in the quarter ended December 31, 2025 from operational customer contracts, based on unaudited financial performance.
[17]	JBPs are non-binding roadmaps jointly developed with Einride’s customers for further electrification of their road transport operations over a future period of time. Potential ARR is calculated based on the estimated number of CET and Autonomous Trucks in JBPs multiplied by estimated ARR per vehicle, adjusted to exclude the already-converted portions of the JBPs. JBPs do not obligate Einride’s customers to negotiate, or enter into, binding agreements on any terms or at all. Actual ARR derived from JBPs, to the extent any is converted, may vary materially from the potential ARR set forth in this proxy statement/prospectus.

The Electric and Autonomous Vehicle Industry

Since the Industrial Revolution, humanity has continually redefined the nature of transportation. From the launch of the first commercial steamboat on the Hudson River in 1807, to the establishment of the first major railroad connecting Baltimore to Ohio in 1827; from the pioneering powered flight at Kitty Hawk in 1903, to the historic launch of the first American into space from Cape Canaveral in 1961 - the most significant advances in United States transportation have always begun with those willing to take the first steps toward the future. The first fully autonomous cab-less electric heavy-duty vehicle on a public road in the United States, occurred in Selmer, Tennessee in 2022 with Einride. Since then, Einride has been committed to expanding its footprint and its suite of technology solutions for road freight in the United States, Europe and the Middle East.

Historically, the steam locomotive represented the dominant form of land transport propulsion, followed, in more recent decades, by diesel power as the principal means of road freight movement. Technological standards, however, are subject to continual evolution, and the trucking industry is no exception. The global sector, encompassing original equipment manufacturers (“OEMs”) and transport carriers, is presently advancing toward widespread electrification.

Einride is no exception. When we started operations in 2020, no suitable electric heavy-duty vehicles were available on the market at scale. As a pioneering initiative, Einride collaborated with a partner to convert diesel heavy-duty vehicles into electric ones. Global OEMs have since entered the market and now produce electric heavy-duty vehicles independently, allowing Einride to source them directly from manufacturers such as Daimler, BYD, and Scania. Einride’s approach, with an unrelenting focus on optimizing the entire ecosystem with one end-to-end solution, is designed to lower barriers to adoption, increase the reliability of operations, and solve the complexity of the transition to electric and autonomous at the best possible cost.

Market Opportunity

The global logistics market is a central component of the world economy. In 2023, it is estimated to have generated €9.4 trillion in revenue and is expected to increase to €14.1 trillion in 2028, representing a compound annual growth rate of approximately 8%.18 This projected increase demonstrates continued resilience in the global logistics market despite economic volatility, given its critical role in facilitating global trade, e-commerce growth and supply chain integration. Further, structural drivers such as rising cross-border commerce and digitalization of supply chains are expected to accelerate market expansion.

The road freight market constitutes a significant portion of the global logistics market. In 2023, the global road freight transportation market is estimated to have generated $4.6 trillion in annual revenue.19 Of that amount, the U.S. and E.U. heavy-duty road freight markets are estimated to have accounted for approximately $1.2 trillion in annual revenue.20 While the market represents a significant opportunity in terms of revenue potential, it also includes structural elements relating to high fragmentation, complex operations, and inefficiencies, which all contribute to the need for industry transformation. Einride is at the forefront of disrupting the road freight market and believes its technology solutions and customer offering represent a unique opportunity to address these inherent market challenges, which include:

[18]	Statista: Logistics industry worldwide – statistics & facts.
[19]	Einride analysis based on data sourced from Statista: Size of the global logistics industry, Freightwaves: trucking accounting for 43% of the sector’s total annual revenue; Eurostat & American Trucking Association.
[20]	Statista: Size of the global logistics industry, Freightwaves: trucking accounting for 43% of the sector’s total annual revenue; Eurostat & American Trucking Association.

●	Low Digitalization: The freight industry remains largely under-digitalized, with sub-optimized routes and manual operations making the shift to electric and autonomous transport costly and complex without the requisite digital infrastructure and expertise.

●	Transformation Gap: The industry is highly fragmented with approximately 90% of asset owners managing fleets of less than 10 trucks[21], resulting in structural inefficiencies that have led to only 11% asset utilization[22] and untapped capacity across the system.

●	Complexity: The road freight industry is complex and requires significant coordination and automated systems to integrate electric vehicles, autonomous driving solutions and enabling infrastructure in a highly sophisticated process.

●	Labor Shortages and Work Force Challenges: Drivers in the trucking industry face long hours, time away from home, and hazardous conditions, contributing to an estimated 60,000-driver shortfall in the United States in 2023.[23] The United States will need nearly one million new truck drivers by 2030[24] while large fleets see over 70% annual driver turnover.[25] Efforts to attract younger workers, like under-21 pilot programs, have had limited success.[26] In Europe the International Road Transport Union estimates a 233,000-driver shortfall by 2026, potentially rising to 745,000 by 2028. Key challenges include an aging workforce, and high entry barriers, further threatening road freight efficiency.[27]

●	Sustainability Drivers: The road freight sector accounts for a significant share of global CO2 emissions, representing approximately 7% of global energy-related CO2 emissions.[28] In addition, sustainability regulations are continuing to tighten, requiring companies to adopt more sustainable solutions.[29]

Einride’s Solutions to the Challenges of the Freight Industry

We believe that Einride’s technology solutions, including the digital freight platform, Saga, and our autonomous driving system, the Einride Driver, which we provide through our FCaaS and SaaS offerings, can help address the systemic challenges facing the freight industry. We believe the benefits of continued deployment of our already proven technology solutions will include:

●	Removed Logistical Complexity: Saga addresses coordination challenges by unifying major ecosystem elements into a single platform. Einride’s integrated, AI-powered software reduces logistical complexity in the transition to electric and autonomous operations and enables customers to focus on their core operations.

[21]	American Trucking Association & McKinsey.
[22]	Asset utilization is a function of fill fate, dead head and operating hours, asset up-time and speed. Einride in-house analysis based on data from First Call Logistics, OOIDA, FleetOwner, FreightWaves, ACEEE.
[23]	Bobby Samuels, The Economic Factors Fueling the Trucker Shortage, Vision Magazine, June 27, 2024.
[24]	ATA, Driver Shortage Update 2021, October 25, 2021.
[25]	ATRI Report.
[26]	U.S. Department of Transportation Federal Motor Carrier Safety Administration, Waivers, Exemptions, and Pilot Programs Annual Report to Congress Fiscal Year 2022, April 2024.
[27]	IRU. (2023). European Truck Driver Shortage Report 2023. International Road Transport Union.
[28]	International Energy Agency, The Future of Trucks: Implications for energy and the environment.
[29]	European Commission, Lorries, buses and coaches – CO₂ emission standards for heavy-duty vehicles, Directorate-General for Climate Action.

●	Reduced Overall Cost: Through the use of Saga, Einride can decrease the total cost of ownership for a fleet of electric heavy-duty vehicles, including manually driven and autonomous, through operational efficiencies, direct and indirect cost reductions, and purchasing economies of scale. For example, research conducted by Einride and the Fraunhofer Institute in 2025 demonstrated that a 13% reduction of fleet level total cost of ownership could be achieved through Einride’s optimized transport solution compared to the diesel baseline, without even taking into consideration the cost effects of a transition to autonomous operations.[30]

●	Reduced Driver Cost and Improved Working Conditions: The vehicle agnostic Einride Driver enables the owner to shift from an in-vehicle driver to remote oversight on day one. This enables operators to supervise multiple vehicles simultaneously and intervene when needed from a distance, consequently improving operational efficiency and reducing costs, while enhancing working conditions through safer and more flexible remote operations.

●	Increased Quality of Operations: The AI and ML optimization tools of Einride’s digital freight platform allow for more precise shipping and vehicle charging as compared to a customer’s current operations. Einride’s EMEA operations in 2025, as well as customer case studies conducted in 2025, have showcased customer operational improvements, including an 89%[31] accuracy of energy consumption prediction, a 73% reduction in charging time achieved by intelligent prioritization and controlling power output and a 50% increase in utilization of charging infrastructure.[32]

●	Sustainability: By enabling smaller carriers to shift to electric operations, Einride is fostering industry-wide transformation through collaboration. Einride is able to reduce customer transport-related CO2 emissions by up to 93% through the use of CETs and up to 94% through the use of Autonomous Trucks[33]. In addition, Einride’s solutions have, as of December 2025, abated more than 26,000 tons of CO2 emissions.

Why Einride is Positioned to Lead the Market and the Transition to Electric and Autonomous Freight Operations

We believe that Einride is well positioned to lead the market and the transition to electric and autonomous freight operations because of several competitive advantages spanning our technology, solution, partnerships, and business model. These strengths differentiate our approach and provide the foundation for scaling our electric and autonomous transport solutions globally.

Unlocking Economic Value With Optimization of Logistics Through the Digital Freight Platform, Saga

Our digital freight platform, Saga, enables optimized planning through advanced AI and ML algorithms. By analyzing large volumes of data from sources such as shipments, chargers, vehicles, batteries and drivers, Saga continuously refines execution planning to increase efficiency and reduce overall transportation costs. This core technology delivers more efficient transport plans and increases asset utilization, while also opening new revenue opportunities for the Company.

[30]	Engholm, A., Zackrisson, A., Bengtsson, T., Link, S., & Plötz, P. 2025. Beyond replacing diesel trucks: how optimized fleet planning increases electrification and lowers transportation costs. Fraunhofer Institute for Systems and Innovation Research ISI.
[31]	11% Mean absolute percentage error (MAPE).
[32]	EMEA operations in 2025, customer cases 2025.
[33]	Einride in house case study is based on 500 km/day (15t payload), 7 days/week (tonne-km parity). Autonomous is assumed to have a 10% smaller battery and 10% lower operational emissions than CET (eActros 600) due to design efficiency and optimal autonomous operations. Furthermore, assuming the ability to source green energy.

First Mover in Autonomous Freight

In 2019 and 2022, Einride became the first company34 to place a fully autonomous cab-less heavy-duty vehicle on a public road in Europe and the United States, respectively. With permits in place to scale, Einride expects to continue to grow its autonomous fleet across new and existing customers. As of December 2025, we had surpassed 3,300 Driverless Hours in Contracted Customer Operations35 and had transported over 3,300 tonne-km autonomously. We currently employ approximately 300 full-time employees, of which approximately 100 are dedicated to developing our autonomous transport offering and have contributed to one of the most advanced autonomous driving systems on the market.

Long-Term Revenue Generating Contracts with Global Customers

Einride operates one of the largest fleets of heavy-duty electric trucks, and we provide our services to large blue-chip companies, primarily with global operations, through long term contracts across the United States, Europe and the United Arab Emirates (“UAE”). Our early commercialization strategy has created a sustainable competitive advantage as we have built operational relationships with 30 major customers across seven countries, while generating revenue. Through these operating contracts and customer relationships, we have not only gathered data and insights on how to deploy efficient electric road freight solutions at scale, but have also established demand for our services and detailed plans for the continued growth of our operations. We expect that our current customer base will enable us to scale our FCaaS offering, and provide opportunities for further deployment of autonomous solutions, utilizing both our Autonomous Truck and the Einride Driver, as well as our SaaS offering.

Deep Strategic Partnerships Built on Collaborative Industry Integration

Through close collaboration with world leading OEMs, carriers, and shippers, and by delivering electric freight solutions in contracted customer operations since 2020, Einride has developed a deep understanding of the road freight ecosystem. We have strategically chosen to partner with, rather than compete against, established industry players, including global OEMs, charging infrastructure providers, software companies, and maintenance providers, to deploy our electric and autonomous solutions. We leverage each partner’s strengths to accelerate commercialization, scale efficiently, and deliver safe and sustainable solutions to the market.

The Einride solution

Saga, the Digital Freight Platform

Einride’s operations are powered by Saga, which serves as our central intelligence operating software. Saga achieves disruptive advantages in large-scale operational setups by utilizing AI and ML. The platform is deeply integrated with transportation management systems (“TMS”), vehicles and chargers, as well as external providers of data such as for routes and weather. By aggregating data from this diverse set of sources, Einride is able to create efficient transport and charging plans for deploying electric and autonomous capacity at scale.

[34]	Per management knowledge
[35]	Driverless Hours in Contracted Customer Operations is the total hours under which the Einride Driver has been driving in contracted customer operations. Between January 2024 and December 2025. Please refer to the “Key Operating Metrics” section under the “MD&A” for more details about Driverless Hours in Contracted Customer Operations.

Platform layers

Saga is built upon three layers: (i) the top layer is customer-facing digital products and services; (ii) the middle layer is AI models and proprietary algorithms; and (iii) the bottom layer is the data sources. The interaction of these three layers enables us to continuously optimize routes and capacity as new data is gathered from real life operations. This dynamic optimization has resulted in increased uptime and utilization of our fleet of vehicles, allowing Einride to meet transport demand using fewer vehicles and less power, and at an overall lower price.

When designing solutions for a customer, we typically collect a large set of that customer’s road transport data. This data is analyzed in what we call a transformation program and serves as an indication of the long-term scaling potential with that customer (a “Transformation Program”). See “Growth Strategy” for additional information regarding our Transformation Programs. The digital assessment of the customer’s road transport network is provided through the Transformation Program where in-house expert developers utilize Saga to conduct a quantitative data analysis on such customer’s transport networks. The outcome of the analysis helps create a thorough roadmap for the customer to scale electric and autonomous transport across regions.

The digital products and services consist of (i) the transport suite (“Transport Suite”), which targets shipper-planners, carriers, dispatchers, and drivers and allows them to create and execute plans, manage vehicles, and gain insights on operational performance and emissions, and (ii) the charging suite (“Charging Suite”), which is for charging infrastructure owners and operators, enabling them to create charger reservations, prioritize power to vehicles (resulting in increased utilization and operational uptime), and gain real-time visibility of charger status, energy consumption, and utilization.

Data and Models

Saga provides a differentiated and exponentially increasing data advantage for optimizing road freight with AI. The access to the data and the ability to leverage it in daily operations is unique and difficult to replicate. We believe that to replicate the quality and the amount of data Saga is built on would require large investments and significant time. Data gathered from transport management systems, vehicles, chargers and drivers powers our ML models, and creates a flywheel effect to enable the planning and orchestration of an electric and autonomous system. The more data the AI system has, the stronger the platform becomes.

Transport order data is collected through integration with shipper TMSs. The dataset incorporates essential operational constraints, such as designated pickup and delivery time windows and co-dependent shipment requirements, which are critical for the detailed development of optimized transport and charging strategies while ensuring the delivery of a reliable transport service. From vehicle telematics, Saga receives battery measurements, including, for example, charge status, and frequent position updates. This enables reliable operations as well as the development of ML models for energy consumption. Charging data from Einride’s charging network allows for control, planning and optimization of charging. Driver app data ensures operational efficiency and service level agreement compliance.

EV Route Planning Optimizer

Einride planning AI algorithms integrate route and charge planning on the fleet level. These algorithms are industry-leading for the planning of electric fleets at scale as they are benchmarked every night for a large set of real-world customer cases. As of December 2025, our planning software has optimized over 1.6 million days of transport order data.

Predictive Energy Consumption Model

Our vehicle specific energy consumption models are based on driving data from real-world operations and are continuously retrained to adapt to changes in underlying data, including weight, temperature, topography, elevation and driving conditions. More accurate energy consumption estimates are crucial to shorten charging times, while ensuring the vehicles have sufficient energy for their operations, in turn resulting in higher transport efficiency.

Energy Supply Model

Our energy supply model creates a standardized prediction of power output for different charger vehicle combinations under a variety of conditions, which is essential for an accurate prediction of a vehicle’s charging status at the end of a charging session. This core technology creates more efficient transport plans, increases asset utilization, and unlocks new revenue streams by enabling advanced smart-charging products and future participation in the electricity trading market.

Battery State of Health Predictions

Our battery cell-type specific state-of-health models based on observed energy throughput enable Einride to continuously assign the appropriate route to each vehicle in the fleet. The models ensure operational performance and efficient lifetime management of each vehicle and their batteries.

Results

By equipping transport planners and operators of electric and autonomous fleets with Saga, we have been able to reduce empty miles, optimize energy use and reduce operating costs. Einride is able to reduce the overall cost of transition from manual-based diesel platforms to intelligent electric and autonomous operations through operational efficiencies, direct and indirect cost reductions, and purchasing economies of scale.

Research conducted by Einride together with the Fraunhofer Institute demonstrated that in certain cases, an optimized electric heavy-duty fleet integrated with Saga can reduce overall operating costs by 13% compared to regular non-optimized fleets of heavy-duty diesel vehicles, without taking into consideration the positive cost effects of a transition to autonomous operations.36 By using our optimization capabilities through Saga, we have been able to show that the fleet serving the customer can be reduced by 16%, while achieving a 10% increase in transport volume and increasing pallets transported per truck by 30%37.

Saga further increases quality of operations as AI and ML optimization tools allow for more precise shipping and charging operations. In certain operational use cases, we have seen a 73% reduction in charging time achieved by intelligent prioritization and controlling power output, approximately 50% increased utilization of charging infrastructure and 89%38 accuracy of energy consumption prediction, all enabling highly reliable operational planning.39

The Einride Driver

We believe transitioning manual electric operations into fully autonomous solutions will be a key driver in improving operational efficiency and reducing overall transportation costs. Since the inception of our business, we have focused on building an automated driving system whereby the human driver is shifted from in-vehicle to a remote oversight role, creating the foundation for “one-operator-to-several-vehicles” operations. Consequently, our efforts have led us to develop the Einride Driver, a vessel-agnostic automated driving system. The Einride Driver consists of three proprietary components: (i) the automated drive (“AD”) software, (ii) sensor & compute, and (iii) safety case. Einride’s end-to-end, observable and third party audited safe stack covers all AD functionalities for general automated driving.

[36]	Engholm, A., Zackrisson, A., Bengtsson, T., Link, S., & Plötz, P. 2025. Beyond replacing diesel trucks: how optimized fleet planning increases electrification and lowers transportation costs. Fraunhofer Institute for Systems and Innovation Research ISI.
[37]	Einride developed customer solution 2024, Einride developed customer solution 2022.
[38]	11% Mean absolute percentage error (MAPE).
[39]	EMEA operations in 2025, customer cases 2025.

AD software

The AD software has been developed to be completely vehicle-agnostic and is built entirely in-house, representing one of Einride’s most valuable intellectual property assets. Einride’s software architecture employs a sophisticated dual-path approach. The primary path uses an end-to-end, observable ML model with a combination of imitation learning and reinforcement learning that delivers driving behavior similar to that of a human. The secondary path employs rule-based, deterministic logic that provides the safety foundation required for regulatory approval by essentially creating guardrails within which Einride’s ML system operates. The autonomous ML framework emphasizes end-to-end ML through the whole process, from sensor input to trajectory output and validation, leveraging fleet-scale data volumes in a high variety of scenarios. It targets large foundational models, offering consistent performance across operational design domains (“ODDs”), coupled with specialized ODD-class models to ensure faster and cheaper site-specific training. Each part of the end-to-end trained ML model can have its output observed, monitored and interpreted to determine why it made a specific decision. The model is deployable and safe due to explainability and redundancy in the secondary rule-based software with a matching degradation concept40.

Sensor & Compute

This software combines top-tier sensors from partners like Aeva for LiDAR technology and NVIDIA for computing platforms, creating a comprehensive perception system using global shutter and infrared capable cameras, LiDAR, and radar modalities. Thousands of tera operations per second in a redundant compute architecture enables ML inference, a long range and 360° field of view, multiple motion controllers for both primary and minimum risk maneuvers and extensive safety checks. Top tier sensors and compute are important but to build a generalizable stack, we utilize gaussian splatting to remove the model dependency on sensor position. The stack is also containerized, enabling it to run on different compute and compute architectures, and easy to deploy with over the air updates.

Safety case

Our system has been designed to operate cab-less vehicles from the beginning, which has resulted in us developing a true driverless system. We have co-developed hardware for steering and braking that utilizes Einride intellectual property to ensure safe operation and, to the Company’s knowledge, before any competitor has been able to develop similar safety hardware. Redundancies in electrical architecture, power, sensors and compute together with fail operational systems are integrated in the Einride platform. This is also mirrored in the software development and implementation where guidance of the latest standards such as FuSa (ISO26262), Safety and Artificial Intelligence (ISO 8800), SOTIF (ISO 21448), Safety for ADS - Design, Verification and Validation (ISO 5083) and Cybersecurity Engineering (ISO 21434) guide the buildup of redundancies, checks, fail safe and fail operational systems.

Complementing this with a strong, Swedish engrained safety culture and safety systems has enabled Einride to construct a documented and third-party audited argument, from the Research Institutes of Sweden (“RISE”),41 that forms the basis for public road permits achieved to date. This proprietary safety framework has enabled us to secure operating permits across Sweden, Belgium, Norway and the United States42, demonstrating regulatory confidence in Einride’s approach. See “Einride’s Safety Approach” for additional information regarding Einride’s safety work and the RISE audit.

[40]	The concept of degradation refers to the system’s ability to determine the impact of a detected fault and decide on the appropriate corrective action.
[41]	Einride, Independently assessing the Safety Case for our Autonomous Trucks, Einride Tech (Jul. 2, 2025)
[42]	As of December 2025. In the United States Einride worked directly with NHTSA to secure the country’s first permit for a cab-less autonomous heavy-duty vehicle on public road.

The Control Tower

The Einride control tower (the “Control Tower”) is an intelligence system for fleet management and oversight. The system enables remote supervision by operators, allowing one person to oversee an entire fleet of vehicles connected through an Einride Driver and monitor the fleet’s progress. In addition, the system provides a live view of route progress, vehicle status, deviation alerts and charging status. It also provides real-time vehicle status updates and notifications, 360° camera views both inside and outside the vehicle, trajectory forecasting and more. The Control tower enables a human to integrate and interfere with the vehicle remotely, handling unpredictable situations like extreme weather, road construction, and accidents that may require human intervention.

The Einride Offering

By deploying Saga and the Einride Driver, we support our customers in their transition from manual and diesel-based transport to efficient, optimized, and sustainable electric and autonomous freight systems. We offer our solutions to customers through two primary offerings: FCaaS, a turn-key solution for electric and autonomous freight, and our recently launched SaaS offering, a license-based model for accessing our vehicle agnostic technology, the Einride Platform (as defined herein) and the Einride Driver.

Freight-Capacity-as-a-Service (“FCaaS”)

Electric Mobility

The FCaaS solution is a full service offering where we support our customers in electrifying, optimizing, and automating their road transport operations. This includes the hardware, including both CETs and Autonomous Trucks, and all operating features, such as driver services procured by Einride from carrier partners, charging infrastructure, technology, and software needed for electric and/or autonomous operations. We provide the end-to-end service by assessing, planning, sourcing, deploying, operating and reporting every part of the transport journey. We enter into multi-year contracts (typically 3 to 5 years) with our customers on “take-or-pay” terms with fixed commitments on both parties. Under these contracts, Einride commits to deliver a specified amount of transport capacity to the customer, for which the customer pays a fixed license fee per shift, tonne and/or shipment (depending on set up), with the option for additional capacity delivered beyond the minimum agreed volumes. We deploy the FCaaS offering utilizing both CETs and Autonomous Trucks, and are currently serving customers across the retail, industrial, logistics, and consumer goods sectors.

To date, our fleet of vehicles deployed under the FCaaS offering consist primarily of CETs sourced under a multi-OEM strategy, which ensures that we have access to the required hardware and the different form factors. These global OEMs include Daimler, Scania and BYD.

We believe the future of road freight is autonomous, and we are developing the next generation of transport technology. We have operated our Autonomous Truck since 2019 across different settings, including pilot projects and contracted operations with GEA in the United States and Apotea in Sweden. Our Autonomous Trucks are purpose-built, electric, fully autonomous heavy-duty vehicles that are designed in-house to deliver safe, clean, and efficient freight. The Autonomous Truck is cab-less by design, built to shift an in-vehicle-driver to remote oversight on day one. Approved for public roads in the United States, Sweden, Norway and Belgium, our Autonomous Truck uses cutting-edge algorithms to move customers’ goods with maximum efficiency. Our Autonomous Trucks are equipped with Einride’s proprietary automated driving system, the Einride Driver. For the hardware of the Autonomous Trucks, Einride partners with global leading manufacturing partners and component suppliers, and assembles the chassis, sensors, radars, and other technology in-house. We have an established partnership in place for contract manufacturing of the Autonomous Trucks, and we expect to scale production of these vehicles in an outsourced setting over time.

Ensuring steady and reliable connectivity is critical for the seamless operation of the Autonomous Truck and the Einride Driver. To mitigate operational risk and guarantee maximum uptime, Einride has strategically integrated an expert, in-house connectivity team, collaborating closely with autonomous operations to maintain network stability.

Energy & Charging Infrastructure

In order to execute on its FCaaS contracts, Einride ensures that sufficient charging infrastructure is in place. Einride provides charging in three different ways: smartcharging stations (“Smartcharger Stations”), private installations and third party charging networks.

Our Smartcharger Stations are strategically located public charging stations in transport dense regions. Our data driven approach through the Transformation Programs serve as a key indicator of where and how to deploy the stations to serve both our existing and new potential customers. This deployment strategy provides us with visibility over the base utilization of the Smartcharger Stations, which are also available to external customers, thereby driving utilization in excess of that coming from our FCaaS customers. The stations can serve multiple customers with efficient and reliable operations that are ensured through reservation and planning capabilities provided by Saga. We have historically built our charging stations together with infrastructure partners who finance the capital expenditure for the sites, and expect to continue with a similar approach in the future.

We also support our customers by privately installing and deploying chargers in fenced areas, such as at the customers’ and carriers’ premises. Such installations are typically situated at warehouses or the customers’ freight centers, allowing for greater operational efficiency.

Additionally, we work with third-party charging providers to support our deployment of the FCaaS offering in regions where we have not yet built Smartcharger Stations or that are not yet suited for the development of such infrastructure. Third-party charging networks serve as important partnerships for us to support our deployments, and ensure that there is sufficient and readily available charging capacity for our customers.

Software-as-a-Service (“SaaS”)

We recently introduced a vessel-agnostic, SaaS platform designed to empower customers to seamlessly integrate their own vehicles with Einride’s proprietary software, including Saga and the Einride Driver, across any hardware configuration. This strategic innovation supports Einride’s long-term transition toward a more asset-light business model, under which we focus on delivering advanced software and technological solutions for transport operations and integration with the customers’ own hardware and infrastructure. Over the longer term, we anticipate that the SaaS model will account for the majority of the customer deployments.

The Einride Platform

Under the SaaS offering, Einride provides the digital freight platform, Saga, including its Transport Suite and Charging Suite, to fleet operators (the “Einride Platform”). Similar to the FCaaS offering, the Einride Platform provides an end-to-end service by assessing, planning, and reporting every part of the transport journey for customers, as well as providing the technology to continuously optimize operations and increase utilization of the assets. As opposed to the FCaaS offering, however, the customer and its carrier partners are responsible for sourcing, deploying and operating their own fleet of vehicles and charging infrastructure, with the possibility to also use Einride’s network of Smartcharger Stations.

The first contract under the Einride Platform was signed in October 2025 and started operations in January 2026. Indicatively, commercial agreements will feature a license fee, with the majority of revenue being derived from variable components tied to the customers’ and their operating partners’ utilization of the Einride Platform. The platform model is expected to constitute a highly scalable deployment model, with lower capital expenditure requirements. Einride is actively working on expanding the Einride Platform offering to both existing and new customers.

The Einride Driver

For the autonomous operations under the SaaS offering, Einride will provide its automated driving system technology, the Einride Driver, to customers operating in commercial transport, as well as for defense and specialized civilian applications. The Einride Driver will be seamlessly integrated into customers’ hardware and fully vehicle agnostic. Offering the Einride Driver under the SaaS model will allow Einride to deploy autonomous driving solutions at scale, providing customers with cost efficient transport solutions, while limiting the capital expenditures incurred by Einride under the FCaaS model. This will enable the Company to expand its autonomous operations into new sectors, such as defense, where demand for advanced military technology is rising and where safety and risk reduction are important requirements.

Building on the momentum of a successful demo project completed in 2025, the Einride Driver’s SaaS offering is on track for rapid, near-term scaling. We expect to license the Einride Driver through commercial licensing agreements, pursuant to which customers will pay a license fee per vessel and additional service fees. The service fees would cover operational support as well as customer-specific capability development required to deploy and operate the Einride Driver in custom ODDs. Initially, the majority of revenue is expected to be generated by service fees as the Einride Driver is integrated and deployed with the customers’ vehicles, with license fees gradually increasing over time.

Customers

Commercial Trucking

Einride’s versatile technology supports the automation of a wide range of ground transportation use cases from off-highway to on-highway applications, enabling the Company to support a broad customer base. Our existing customer portfolio encompasses the retail, consumer goods, logistics, and industrial sectors, and includes customers such as Carlsberg, one of the world’s leading breweries, GEA, one of the world’s largest appliances manufacturers, PepsiCo, one of the world’s largest food and beverage companies, Mars, a world leading manufacturer of chocolate, chewing gum and other food products, and DP World, a multinational logistics company based in Dubai. December 2025, Einride had 30 customers across seven countries (Sweden, Norway, Austria, Germany, the Netherlands, the United Arab Emirates, and the United States), 216 CETs in its fleet and three Autonomous Trucks in active operation.

Public Sector

Building on our autonomous freight experience, we are expecting to expand into new sectors, including the defense sector to address European demand for military technology. Under its SaaS offering, Einride has completed a paid pilot project of the Einride Driver with a NATO-member country and is in ongoing discussions for further collaboration.

We have also worked together with the United Arab Emirates’ Ministry of Energy and Infrastructure for the deployment of the Falcon Rise Grid, encompassing large scale deployments of CETs, Autonomous Trucks and charging infrastructure across Abu Dhabi, Dubai, and Sharjah.

Select Customer Case Study

The following case study illustrates the diversified application of our technology and the progression of the commercialization strategy we have pursued since inception.

We currently provide GEA with our FCaaS solution in the United States, and the partnership has grown from a single digit deployment of CETs to 19 CETs and two Autonomous Trucks43. Our current joint collaboration includes co-developing solutions and proposals for immediate deployments across both CETs and Autonomous Trucks. From January 2024 to December 2025, the GEA-deployed Autonomous Trucks delivered over 61,000 units in over 1,000 shipments and transported over 1,700 tonne-km, with approximately 94% of the transportation completed in autonomous drive mode, all while maintaining approximately 99.0% delivery precision.

Growth Strategy

Our business contemplates engaging with customers on large transformational solutions. At initial engagement, we perform a comprehensive review of the customer’s road freight operations to identify the transport flows most viable for immediate electrification. This analysis produces a Transformation Program, which quantifies the customer’s overall electrification and autonomous opportunities. Leveraging these insights, Saga conducts a detailed assessment to determine the routes, which are mostly suited for electric operations today, where autonomous operations may be implemented and where future scaling is most strategic. Based on this evaluation, we jointly develop a long-term JBP with the customer, which is a structured roadmap that formalizes mutual intentions to transform the customer’s freight operations over a five-year horizon and beyond.44 As of December 2025, our potential long-term ARR that could be achieved when such JBPs become operational amounted to more than $800 million. Concurrently with signing the JBP, we also negotiate and enter into an operational contract, which constitutes the first deployment of the scaling plan. As of February 2026, we had approximately $92 million in ARR in signed customer contracts45. While the FCaaS offering currently represents the majority of our ARR, we anticipate that an increasing share of the JBPs, along with the additional scaling potential identified in the Transformation Programs, will be deployed under the SaaS offering over the longer term.

Einride’s existing JBPs, and data from the Transformation Programs, present an enormous growth opportunity with existing customers and are key factors both for our past and future success. We have established our core markets where we see significant demand for our solutions from existing customers, and we continue to expand our offering with new potential clients.

In the beginning of 2025, we successfully entered into new markets, including Austria through an existing customer, and the UAE through a new customer, DP World, and have a growing footprint with global shippers across the EMEA and North America. Our geographical expansion across the United States and EMEA has been driven by both new and existing customers, with 12 and 18 signed and/or operational customers, respectively.

General Electric Appliances

In 2021, we entered into our first operational contract and JBP with GEA aimed at accelerating electrification through the deployment of more than 200 electric vehicles, both manually electric driven and autonomous vehicles. In October 2022, we made history together by putting the first46 autonomous electric heavy-duty vehicle on a public road in the United States.

[43]	As of December 2025.
[44]	JBPs are non-binding roadmaps jointly developed with Einride’s customers for further electrification of their road transport operations over a future period of time. Potential ARR is calculated based on the estimated number of CET and Autonomous Trucks vehicles in JBPs multiplied by estimated ARR per vehicle, adjusted to exclude the already-converted portions of the JBPs. JBPs do not obligate Einride’s customers to negotiate, or enter into, binding agreements on any terms or at all. Actual ARR derived from JBPs, to the extent any is converted, may vary materially from the potential ARR set forth in this document.
[45]	Represents USD-equivalent ARR expected from signed customer contracts. This amount is subject to certain conditions, termination rights and management assumptions. Actual ARR from Einride’s signed customer contracts may vary materially from the amount set forth in this proxy statement/prospectus.
[46]	Per management knowledge.

Competition

We see our main competitors being other providers of freight technology. This includes companies that focus on developing and deploying autonomous solutions, as well as those providing full freight services to customers, including charging infrastructure, and particularly those who focus on commercial trucking and the public sector.

The principal competitive success factors for providing technology solutions for efficient road transport operations, including autonomous technologies and charging infrastructure, for the commercial trucking and the public sector, include:

●	proven operational capabilities

●	market reputation;

●	safety and reliability;

●	technology quality;

●	team quality;

●	go-to-market approach;

●	commercial traction;

●	capital efficiency; and

●	intellectual property portfolio.

We believe we compare strongly to our competitors on most, if not all, of these categories, due to our demonstrated commercial traction and proven operational capabilities, holistic offering, including charging infrastructure strategy, differentiated cutting-edge technology, strong safety culture, long-term contracts with global customers and experienced team.

Einride’s Safety Approach

Safety is the foundation of everything Einride builds and guides every decision as the Company develops and deploys the Einride Driver and Autonomous Trucks. It is the driving force behind what Einride does. Public road safety isn’t proven by one test or metric, it is demonstrated through a comprehensive, fully audited safety case that shows, with evidence, that the system is safe for its intended purpose and environment. In collaboration with industry-leading third party auditors, such as the RISE project in Sweden, and global regulators, Einride’s validated safety case is the foundation for earned public trust and government-issued permits.

As a combined automated driving system developer and fleet operator, Einride’s safety case encompasses all aspects of the business, from software and hardware development, to testing, assembly, operations, and even the organizations’ culture, ensuring our staff understand their responsibilities and protected rights to speak up on safety matters. All of Einride’s autonomous vehicles include multiple safety-critical systems which are properly specified, developed and tested to ensure the end result is a vehicle that is capable, resilient, robust, and does not put the public at risk. Einride utilizes its safety case to provide a structured, evidence-backed argument for why the Einride Driver is acceptably safe.

The safety case enables us to foster confidence among customers, regulators and the general public. Demonstrating dedication to transparency in safety work, Einride recently initiated a full independent audit of the autonomous vehicles safety case for our latest generation of autonomous vehicle and software. The audit was conducted by Research Institutes of Sweden (“RISE”), indicating an important milestone in Einride’s mission to continue deploying the Autonomous Trucks around the world in the months and years ahead. The scope of the evaluation went beyond the safety case and covered the full breadth of Einride’s safety activities, including many organizational processes and governance. Upon successful completion of the audit, RISE reported an achievement of satisfactory safety for the intended design and Operational Design Domain of Einride’s technology and vehicles to support Einride’s plans, noting that many aspects of the safety case provided a strong foundation for us to scale and develop Einride’s next generation of autonomous vehicles.

Engaging the Swedish government-owned RISE in this activity has enabled Einride to further map the path to type-approval for automated driving systems, by looking at how Einride’s engineering, quality, safety and cybersecurity processes need to continue to develop in order to fully comply with the new European regulation for automated vehicle type approval. This is a key step that is expected to enable Einride to deploy thousands of autonomous vehicles on public roads in Europe.

Einride’s Safety Case Pillars

Einride’s safety case has eight argumentation pillars, each containing claims, arguments, and evidence that the Autonomous Truck, powered by the Einride Driver and overseen via the Control Tower, is safe to operate. These eight pillars are:

1.	A safe, robust and secure automated driving system: The Einride Driver applied to the Autonomous Truck is developed using appropriate methods for safety-critical systems. Einride employs industry-standard techniques and methods prescribed in ISO 26262, ISO/PAS 21448 (SOTIF), and ISO21434 to ensure the Einride Driver has appropriate capability, resilience and safety measures in place.

2.	Built safe: The Autonomous Truck and Einride Driver are assembled and delivered to the required quality standards for a safety critical system.

3.	Released only when ready: Software releases and new hardware generations are deployed incrementally and in a controlled and measured manner to ensure safety is consistently maintained and improved, supported by constant monitoring.

4.	Deployed responsibly: Einride incrementally and responsibly deploys its Autonomous Trucks to ensure a safe and controlled operation, compliant with regulations and customer requirements at all times. Einride rigorously evaluates each deployment combining state-of-the-art simulation tools with risk assessments and other evaluation tools to ensure the Autonomous Truck will perform safely prior to deployment.

5.	Responsibly operated: Einride ensures operational excellence and guards against foreseeable misuse. Einride’s fleet operations are held to the highest possible standards at all times, and the operations staff are continuously trained to stay up-to-date with each new release and capability.

6.	Safe for all stakeholders: Einride considers holistically its obligations to prevent harm to others when operating Autonomous Trucks, accounting for the risk for all people and road users in a given environment.

7.	Safe throughout its lifecycle: The whole lifecycle of the vehicle is considered the responsibility of Einride; maintenance, daily operations and non-operational modes all have safety implications that must be analyzed and managed appropriately.

8.	Delivered by a trustworthy organization: Einride proactively invests in its employees to ensure they understand their obligations and responsibilities in delivering a safe product. Einride persistently works to ensure a just safety culture is present, which is appropriate for safety-critical systems, backed by appropriate policies and safety management tools.

Regulatory Landscape

Einride believes that scalable deployment depends not only on how well the technology performs, but on how well it fits into the systems that govern public infrastructure. As a company with roots in Europe’s ex-ante regulatory culture, Einride’s deployment model was built alongside emerging legal frameworks, rather than waiting for perfect legislative clarity. This means working directly with public-sector institutions to develop the harmonized frameworks of tomorrow, while adapting to the existing trial schemes and pilot programs today to deliver uncompromisingly safe operations.

In Sweden, Einride became the first company to deploy47 an autonomous electric heavy-duty vehicle on public roads under the current framework. In the United States, Einride coordinated with federal, state and local governments to deploy a cab-less autonomous fleet, supported by a “human-in-the-loop” approach and a comprehensive, rigorous safety case.

As of December 2025, Einride has helped construct regulatory frameworks in five European countries, has been permitted to operate in three European countries, has been invited to launch autonomous vehicle trials in three additional countries and was named by the European Commission to the European Connected autonomous Vehicle Alliance, a select group that will help craft the next generation of European automotive regulations. For example, in Belgium, we worked with the Port of Antwerp-Bruges and the Ministry of Mobility, Climate and Environmental Transition to deliver the nation’s first permitted, fully autonomous heavy weight vehicle on public roads. Only one week later, we delivered a more complex demonstration with the E.U. funded MODI project, in collaboration with PostNord and Swedish and Norwegian regulators, whereby it completed a successful cross-border operation, between Sweden and Norway, of an Autonomous Truck and underwent autonomous customs clearance. In the UAE, Einride is in advanced discussions with Roads and Transport Authority and DP World to support the country’s first autonomous freight pilot in the Port of Jebel Ali, aligned with national decarbonization and logistics goals.

For multi-jurisdictional consistency, Einride’s policies are constructed upon a singular, company-developed, globally applied standard that is benchmarked against the most stringent market requirements and, when necessitated, undergo external validation by an accredited third party technical service, such as the Technischer Überwachungsverein (“TUV Nord”) or RISE, before being approved by the relevant regulatory body. This means constructing a safety case capable of meeting E.U. type-approval processes while also satisfying the evidence-driven expectations of U.S. regulators. Einride’s safety case is developed using structured test methodologies and is verified through independent review.

In an era where autonomous technologies are advancing quickly, Einride’s focus remains clear: early engagement with regulators to build systems that are safe, verifiable, and compatible with the public interest.

Government Regulations

There is currently no unified global regulatory framework for both autonomous and electric transport. As a result of a combination of national trial programs, experimental laws, and exemptions to national uniform vehicle codes, Einride is able to operate an electric and autonomous trucking business today as regulators around the world continue to work towards developing regulatory frameworks specifically for autonomous and electric vehicle deployment.

At the state level in the United States, the regulatory landscape continues to evolve. As of December 31, 2025, 24 states have enacted legislation explicitly permitting the deployment of driverless trucks. Critical freight corridors, including the I-10 and I-20 corridors stretching from Arizona to Georgia and Florida, are located in states with supportive legal frameworks in place. While California currently does not allow for cab-less autonomous truck deployment, in April 2025, the state launched a rulemaking process that we expect to lead to regulations allowing for driverless truck deployment.

[47]	Per management knowledge

While these state laws differ, they generally allow for driverless deployment as long as vehicles are compliant with U.S. federal motor vehicle safety standards (“FMVSS”) which govern the type and build of vehicles permissible on U.S. public roads, are able to follow the federal, state and local rules of the road and are able to satisfy minimal risk conditions. FMVSS were designed for vehicles with in-vehicle human drivers, and it remains uncertain how or when federal regulators will update these standards to account for cab-less or driverless platforms. Until such revisions occur, deployments depend on maintaining compliance with standards not originally designed for autonomous vehicles. Differences in requirements, such as first responder interaction protocols and insurance standards, create compliance complexities.

At the federal level in the United States, the USDOT, through both the NHTSA and the FMCSA, continues to study and issue guidance related to autonomous vehicles. Both agencies have devoted considerable resources to understanding how automation will change roadway operations and safety. Secretary of Transportation Sean Duffy has pledged to create a federal framework for autonomous vehicle deployment, and in April 2025, the USDOT released the first installment of that framework. While this framework represents meaningful progress, current federal regulations largely rely on existing authorities. This includes 2018’s autonomous vehicle 3.0 guidance, which specifically states that “Going forward FMCSA regulations will no longer assume that the commercial motor vehicle driver is always a human or that a human is necessarily present onboard a commercial vehicle during its operation.”48

In the United States, manufacturers must self-certify that their vehicles comply with the FMVSSs, promulgated by NHTSA. Companies such as Einride self-certify continued compliance with the FMVSSs, while NHTSA retains authority to oversee safety through its defect and recall powers. Further, we and our customers must comply with FMCSRs regarding the safe operation of commercial vehicles.

Moreover, in July 2021, NHTSA issued Standing General Order 2021-01 (“SGO”), which requires autonomous vehicle companies to report any crash that “results or allegedly results in any property damage, injury, or fatality.” This SGO has been amended twice in the ensuing years, most recently in April 2025. NHTSA both posts this data on a publicly available portal and uses it to identify potential safety defects that may necessitate a recall under the Vehicle Safety Act.

Europe is rapidly accelerating regulatory pathways for autonomous freight, but similar to the United States, the landscape remains fragmented between member states. Despite UNECE automotive guidelines, the European Union continues to lack a unified regulatory framework for autonomous heavy-duty vehicles. Instead, operators rely on member state-specific permitting regimes, which vary in scope, duration, reporting requirements, and safety expectations. These frameworks typically require detailed safety cases, site-specific risk analyses, and operational restrictions, any of which may limit deployment or require significant engineering or procedural adjustments.

In Europe, Einride operates under performance-based national permits rather than a unified E.U. regulatory framework, and has earned permits for public road deployments in three European countries: Sweden, Norway, and Belgium49. While these first-of-their-kind permits were issued on a case-by-case basis, they have functionally established the baseline for autonomous vehicle frameworks in such countries. As a result, Einride has turned a rigorous European approach to foundational safety and a fractured regulatory environment from an industry barrier into a strategic advantage by building a scalable, iterative process to permitting. Though formal harmonization has not yet been established, across jurisdictions, regulators have required a consistent set of elements: a comprehensive safety case, functional safety analyses, cybersecurity controls, operational monitoring, and periodic reporting. As separate national authorities adopt comparable methodologies and safety architectures, these frameworks begin to function as a de facto standard for autonomous freight operations in Europe.

[48]	U.S. Department of Transportation, Preparing for the Future of Transportation—Automated Vehicles 3.0, 2018.
[49]	As of December 2025

The European Union is making significant strides in harmonization, with E.U. funded and supported programs serving as an essential foundation for the development of future binding regulatory pathways. Cross-border autonomous vehicle operations still require dual or multiple national permits and Einride’s successful, E.U. funded Sweden–Norway MODI deployment showcases a pioneering step in cross-border autonomous vehicle operations, validating our proven ability to secure the dual or multiple national permits required for international transport.

As the regulatory environment continues to advance, our business may need to evolve accordingly. For example, additional state-level requirements or new federal standards could require operational or technical adjustments. We proactively engage with policymakers and regulators in both the United States and Europe to help ensure the regulatory frameworks support safe and scalable autonomous deployment. We are hopeful that in the near future, USDOT will issue additional regulations that will create further regulatory certainty for the autonomous vehicle industry, and the U.S. Congress will pass a federal legislative framework for autonomous vehicles.

Intellectual Property

Our success and competitive advantage depend in part upon the ability to develop and protect core technology and intellectual property. Einride owns a portfolio of intellectual property, including patents and patent applications, trademarks, domain registrations, confidential technical information including trade secrets, technical data, curated data sets and expertise in the development of software and hardware for all parts of the business including autonomous vehicles, electric mobility and charging. We rely on a mix of core intellectual property, which we own and develop in-house and through partnerships with specialized providers and the open-source community.

Einride has filed applications and paid certain fees to register and maintain its patents, designs and trademarks, to secure and protect intellectual rights and defend against third parties who may infringe on our intellectual property rights. We also rely on trade secret protection which covers areas including its AI model architecture, design and manufacturing know-how. Einride’s trade secret coverage includes individual model structures and model parameters that have been developed within the Company’s proprietary perception, mapping, planning and control systems together with curated data structures. Additionally, we take commercially reasonable steps designed to secure and protect our intellectual property rights, including through agreements with its commercial partners, supply-chain vendors, employees and consultants, as well as close monitoring of the developments and products in the industry.

As of February 2026, Einride, including Einride’s subsidiary Einride Autonomous Technologies, owns around 50 patents and patent applications. Of that amount, Einride has 14 granted patents which, subject to payment of maintenance and renewal fees, will remain in force until at least 2037 with some of the granted patents in force until 2044. Einride also has an additional 19 pending patent applications that were filed between 2022 and 2026 which, if approved, will result in additional patent coverage from 2042 to 2045. These patents and pending applications are directed to the United States and Europe and are split into two patent portfolios, one broadly covering fleet operation and the digital freight platform and one broadly covering the cab-less autonomous heavy-duty vehicle. The fleet operation and digital freight platform portfolio is an opportunistic oriented patent portfolio focused on optimizations of fleets, energy management, battery utilization and data management for operation of manual, autonomous and mixed fleets. The autonomous vehicle portfolio is a defensive oriented patent portfolio focused on heavy-duty applications of autonomous drive technology and remote operations. In addition, Einride has 62 active registered trademarks and an additional 6 pending applications covering Einride’s main services, products and markets, which are active at least until 2028 and which can be extended with the payment of renewal fees. Einride also has 42 registered designs and applications covering the ornamental design of autonomous vehicles and the Control Tower, which are in effect until at least 2032, but in certain jurisdictions, particularly in Europe, can be extended to 2042 with the payment of renewal fees.

Corporate Social Responsibilities and Sustainability

Safety

Safety is the foundation of everything Einride does. It is a responsibility that the Company takes seriously and has been a key focus since day one. Einride firmly believes that safety requires an all-stakeholder approach, and has worked closely with federal and state regulators, law enforcement and industry partners to ensure that Einride’s vehicles and infrastructure are fundamentally safe.

Achieving safe deployment is possible through strategic focus and diligent execution. Einride’s approach hinges on three key pillars: (i) establishing an uncompromising safety baseline by exceeding the highest regulatory expectations across key markets and engaging independent auditors; (ii) utilizing the Company’s unique digital platform data to intelligently select ODDs, enabling real-world commercial operations sooner and gathering invaluable experience; and (iii) maintaining sharp focus through disciplined build-versus-buy decisions that concentrate the Company’s resources on core autonomous capabilities while leveraging specialized partners to deliver best-in-class solutions for critical safety components.

These elements are not pursued in isolation; they form an integrated safety strategy demonstrating that a dedicated, focused team can effectively tackle the immense challenge of delivering safe autonomous vehicles. By combining rigorous engineering, adherence to stringent safety standards, smart and pragmatic deployment choices enabled by data, and strategic collaboration, Einride is not just developing technology, it is actively delivering safer, more efficient freight solutions. This focused methodology allows Einride to make significant strides, validating safety cases through real-world operation and paving the way for a sustainable autonomous future, one carefully selected route and rigorously verified system at a time.

Sustainability

Sustainability is a driving force in everything Einride does. Einride accelerates progress toward sustainable, climate-resilient communities by reducing reliance on fossil fuels, delivering the dual benefits of cleaner air and less noise pollution in urban areas. From business decisions to product offerings, our mission and vision are defined by sustainability and the will to promote change. Einride is at the forefront of creating a future-proof society, leading the transformation of road freight to a resilient, smart and sustainable transport ecosystem. Through deploying energy-storage solutions, Einride reduces grid pressure, helping communities to transition to cleaner, more reliable transport and energy production. Einride has partnered with some of the biggest companies on the planet to achieve decarbonization at scale. Our state-of-the-art solution is designed and built to be the winner in transportation’s technological shift as the road freight industry transitions from diesel, analog and manual to AI-powered, digital, electric and autonomous. Together with partners and customers, Einride influences society in a positive direction and focuses on immediate, real and substantial greenhouse gas emission reductions.

Strong Company Culture

Einride’s emphasis on collaboration is essential to its success. At Einride, engineers, designers and operators work side-by-side to accelerate the shift toward electric and autonomous freight systems. Einride has established a clear purpose that employees, partners and customers identify with and are passionate about. This fosters a collaborative environment that Einride believes delivers personal and professional satisfaction. By focusing on employee engagement, collaboration, accountability and overall fulfillment, Einride is able to attract and retain top talent, which we believe creates a high-performance culture. This in turn allows us to leverage the talent and knowledge of our workforce, contributing to Einride’s overall momentum and success.

Einride is strongly driven by its company values of sustainability and safety. We rely on these pillars and take them into account in everything we do. The values guide how we act and make decisions, whether with colleagues, customers, or partners. Ultimately, the fundamental values help us realize Einride’s vision, mission, and business goals.

Employees

As of December 2025, we had approximately 300 full-time employees. Our team is mainly based in the EMEA and the United States.

Our success depends on our ability to attract, motivate, train and retain qualified employees. We believe we offer our employees competitive compensation packages and an environment that encourages innovation and creativity. As a result, we have generally been successful in attracting and retaining qualified employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past.

Facilities

Einride’s corporate headquarters are located in Stockholm, Sweden, where the Company rents approximately 8,000 square feet of office space pursuant to a lease agreement that expires January 1, 2027. In Sweden, Einride also leases offices and industrial spaces in Gothenburg. The Company further maintains office spaces in Austin, Texas, and the UAE, as well as several virtual offices across its European subsidiaries. The Company considers its facilities adequate for current needs and expects suitable additional space to be available if required. Einride owns two properties in Laholm (approximately 104,000 square feet) and Hallsberg (approximately 90,000 square feet), Sweden, intended for the construction of charging stations.

Legal Proceedings

Einride is from time to time subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. Future litigation may be necessary or warranted to defend ourselves or its partners or to establish or assert the Company’s rights. The results of any current or future legal proceedings or litigation cannot be predicted with certainty and regardless of the outcome, legal proceedings or litigation can have an adverse impact on the Company, including because of defense and settlement costs, diversion of management resources and other factors. See Note 29 - Commitments and Contingencies to our Consolidated Financial Statements for the fiscal year ended December 31, 2025, as well as the risk factor “We may become involved in legal and regulatory proceedings, investigations or actions, and commercial or contractual disputes, which could harm our business, financial condition and results of operations,” for information regarding legal proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF EINRIDE

Unless the context otherwise requires, all references in this section to “Einride,” “we,” “us,” the “Company,” the “Group,” or “our” refer to Einride and its subsidiaries.

You should read the following discussion of our operating and financial review in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. The following discussion is based on our financial information prepared in accordance with IFRS® Accounting Standards, or IFRS, as issued by the International Accounting Standards Board (“IASB”).

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this proxy statement/prospectus. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those contained in any forward-looking statements.

Overview

Einride is a global leader in digital, electric, and autonomous road freight, providing technology solutions to shippers to cost-efficiently transition their logistics to electric and autonomous operations. Our proprietary AI-powered digital freight platform, Saga, and autonomous driving system, the Einride Driver, have been developed to support customers in their transformation from manual diesel-based transport to efficient, optimized, and sustainable electric and autonomous freight systems. We believe our intelligent digital freight platform, along with the Einride Driver, will reduce costs for our customers and allow for a more efficient road transport network, and our leading safety case for autonomous vehicle technology is expected to support the broader safety development in the road transport sector as we continue to deploy our technology.

Einride was founded in 2016 in Stockholm, Sweden, and we have built a customer base that consists of 30 customers spread across seven countries in Europe, the United States, and the Middle East. In 2019 and 2022, we were the first company1 to place a fully autonomous cab-less heavy-duty vehicle on a public road in Europe and the United States, respectively. Since then, we have commenced daily autonomous operations with two customers, signed contracts with four additional customers for upcoming deployments in both Europe and the United States, and secured permits to operate our autonomous heavy-duty vehicles in four countries.

Einride’s core service offering consists of Freight Capacity as a Service (“FCaaS”), where Einride manages the complete service of supporting the customers to transition their road freight operations to digital, electric, and autonomous road freight, and in 2025, we launched our Software as a Service (“SaaS”) offering, a vehicle-agnostic technology that utilizes our existing software platform and provides customers with full control to optimize, digitalize, and automate their fleets for increased efficiency, encompassing both our proprietary platform Saga and the Einride Driver. We signed our first customer contract under the SaaS offering in October 2025, and expect to start generating revenues under the SaaS offering in 2026. Under the FCaaS offering, Einride enters into long-term contracts (3-5 years) with its customers for the provision of road freight services, utilizing either manually driven heavy-duty electric vehicles, CETs, and/or our Autonomous Trucks. The contracts typically include minimum commitments for both parties - transport capacity for Einride and monthly minimum fees for the customers. Under the SaaS offering, we expect to charge a license fee for the Saga platform and the Einride Driver, for our customers to have full access to intelligent and autonomous transport solutions.

As of December 2025, we have driven more than 14,000,000 electric miles2, executed more than 450,000 shipments3, and logged more than 3,300 Driverless Hours in Contracted Customer Operations3, and we have achieved 99.7%4 on-time performance in operations.

[1]	According to Management’s knowledge
[2]	Since January 2020
[3]	Since January 2024
[4]	Based on Q1 2025 numbers in accordance with Service Level Agreements

Recent Developments

The Business Combination

On November 12, 2025, Einride and Legato III entered into the Business Combination Agreement. Assuming all closing conditions in the Business Combination Agreement are satisfied or waived, Legato III will merge with and into Merger Sub, a wholly owned subsidiary of Einride, and Merger Sub will continue as the surviving entity. Einride will be the legal and accounting successor, and Einride will be the successor SEC registrant, hence Einride’s historical financial statements will be disclosed in the Company’s future periodic reports filed with the SEC.

Under the Business Combination Agreement, Einride is valued at a pre-money equity value of $1.35 billion with a deal value per share of $10.90. Cash proceeds, after expenses, are expected to fund up to $299.3 million of cash to Einride’s Consolidated Statements of Financial Position. The cash components of the Business Combination are expected to be funded by Legato III’s estimated cash in trust at Closing of $221.05 million (assuming no redemptions) and $113.3 million through the PIPE Investment (with participation from both new and existing institutional investors), net of $35.0 million of estimated transaction expenses. The Business Combination is expected to close during the first half of 2026 and remains subject to customary closing conditions.

The net proceeds from the Business Combination are expected to support Einride’s continued growth initiatives including to advance our full Autonomous Driving stack (Einride Driver) and ramp existing and new customer contracts. Preparing for, and becoming, a publicly listed company on Nasdaq will require Einride to hire additional personnel and implement new procedures and processes to meet public company requirements and customary practices. Accordingly, Einride anticipates incurring additional public company expenses, including, but not limited to, costs for directors’ and officers’ liability insurance, director fees, and increased internal and external accounting, legal, and administrative resources, such as higher audit and legal fees.

Key Factors Affecting our Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors”.

Evolution of Business Model

Our business model has evolved, and we expect to continue developing our business model as part of the growth strategy, and to be able to establish additional revenue streams as the business matures.

Since its founding, Einride has been a technology company with the purpose of enabling more efficient and autonomous road freight operations. Our FCaaS offering was our first deployment model in active operations with customers. This allowed us to put our technology into active operations, first by utilizing our CETs, and subsequently our Autonomous Trucks, train our ML and AI models on actual operational data, and further develop our technology for optimized road freight. Over time, our FCaaS offering has evolved to also encompass energy and charging solutions, along with expanded capabilities of the digital freight platform Saga.

Under our SaaS offering, launched during the second half of 2025 and which utilizes our existing software platform, Einride provides the vehicle-agnostic technology of the Einride Platform and Einride Driver for the customer to integrate to their hardware of choice. This allows the customers to take advantage of the increased operational efficiencies while reducing the capital expenditure needed for Einride. We expect revenue under the SaaS offering will be generated through a fixed fee for having access to the digital freight platform. Furthermore, our Einride Driver is expected to be licensed under a similar offering, covering both road freight, and specialized civil and defense applications. The SaaS offering has been designed to allow for greater scalability of the digital freight platform and the Einride Driver, and to allow for a wider customer base, while keeping our capital expenditures at lower levels. Our business model is rooted in taking our customers on a journey of optimizing, automating, and electrifying their freight, and as such providing them with the benefits of costs and efficiency from the start of the relationship.

[5]	Estimated cash in the Trust Account after taking into account expected additional accumulated interest at prevailing market rates through the Closing

As we expand deployments under the SaaS offering, we expect a shift in both our revenue and cost structure. Under the FCaaS offering, we provide the customers with a turn-key solution to optimize and electrify their road transport operations. Einride accomplishes this by assessing, planning, sourcing, deploying, operating and reporting every aspect of the transport journey. Under the SaaS offering, we provide technology for autonomous and optimized road freight to support the customers with the assessment, planning, and reporting phases of the freight journey, while the customer remains responsible for the sourcing, deploying, and operating parts. Consequently, the revenue under the SaaS offering is expected to be reflective of a lower cost base and lower capital expenditures. In the short-term, we expect that the majority of our customer deployments will be done under the FCaaS offering, and our revenue and cost base will be reflective of such deployments. Over time, we anticipate continuing servicing the customers under our FCaaS fleet but believe more customer deployments to be made under the SaaS offering, and hence the revenue and costs to be associated with a less capital-intensive offering.

While our business is primarily concentrated in the FCaaS offering today, we expect our business mix to transition more towards an increasing share of SaaS as we take our customers on the journey to optimize and automate their road transport, made possible by the Einride Platform and the Einride Driver.

Commercialization

We started active customer operations with CETs under our FCaaS offering in 2020 in Sweden. Since then, we have expanded our customer base to include 30 customers, spread across seven countries, driven more than 14,000,000 electric miles, delivered more than 450,000 shipments, and logged more than 3,300 Driverless Hours in Contracted Customer Operations with our Autonomous Trucks. We anticipate that we will continue to grow our revenue and fleet of vehicles over the years, and we have an established pipeline with our existing customer base as well as with new customers, covering both our FCaaS and SaaS offering.

The global road freight market is estimated to have generated $4.6 trillion in annual revenue in 2023, of which Europe and the U.S. is estimated to have accounted for approximately $1.2 trillion6. In the fiscal year (“FY”) 2025 Einride amassed an annual revenue of SEK 457.8 million. As our commercial offering continues to mature, both through the FCaaS and SaaS offering, and as the penetration rate for electric and autonomous heavy-duty vehicles increases, we expect our revenue and market share to continue to increase. Furthermore, our existing customer base, which includes global companies such as General Electric Appliances, DP World, Heineken, and Carlsberg is estimated to have significant additional road transport needs beyond the services we currently provide, representing a strong foundation for growth.

We also see increasing interest for autonomous driving systems, such as through our Einride Driver, both in specialized civil applications and in the defense sector. As of December 2025, we have three Autonomous Trucks, all equipped with Einride’s proprietary automated driving system, the Einride Driver, in active customer operations with two different customers, signed contracts with four additional customers for upcoming deployments, and we have JBPs7 with our customers for additional deployments of our Autonomous Trucks. Furthermore, we have secured our first pilot contract for autonomous applications in the defense sector with a European NATO allied state, which provides more opportunities for the scaling of the SaaS offering. Please refer to the “Growth Strategy” section in the Business section for additional information about Einride’s growth strategy.

As of December 31, 2025, we had 216 CETs in our fleet, deployed under the FCaaS offering, and three Autonomous Trucks in active operations under the FCaaS offering. We expect to have more than 15,000 CETs in our fleet over the longer term, of which a majority are expected to be deployed under the SaaS offering, and we anticipate deploying more than 5,000 autonomous solutions, both Autonomous Trucks and licensing of the Einride Driver, with the majority expected under the SaaS offering.

[6]	Einride analysis based on data sourced from Statista: Size of the global logistics industry, Freightwaves: trucking accounting for 43% of the sector’s total annual revenue; Eurostat & American Trucking Association.
[7]	JBPs are non-binding roadmaps jointly developed with Einride’s customers for further electrification of their road transport operations over a future period of time. Potential ARR is calculated based on the estimated number of CET and Autonomous Truck vehicles in JBPs multiplied by estimated ARR per vehicle, adjusted to exclude the already-converted portions of the JBPs. JBPs do not obligate Einride’s customers to negotiate, or enter into, binding agreements on any terms or at all. Actual ARR derived from JBPs, to the extent any is converted, may vary materially from the potential ARR set forth in this document.

Our ability to achieve these deployment goals, and continued expansion with the existing customer base, is dependent on multiple factors, including, but not limited to our ability to meet technical and commercial milestones, deliver under our existing customer contracts, and raise additional equity and debt capital to fund our expansion. If our expectations are overly optimistic, or if we are unable to execute on our goals, we may fail to generate operating cash flow or achieve profitability. A failure to meet our technical and commercial milestones may also lead to unanticipated delays or cost overruns, which could adversely impact our business and financial results.

Economies of Scale, Sales and Marketing, & Competition

Our revenue model for the FCaaS offering is structured on a transport capacity basis, for which the customer pays a fixed fee per shift, tonne and/or shipment (depending on set up). In some cases, the contract outlines specific hardware to be used for the operations. For additional capacity used over the contracted, optional purchases are in place. As such, we believe that our revenue model will enable us to achieve strong profit margins at scale, as we leverage both the existing and future fleet and charging infrastructure for increased utilization as a result of a larger customer base and network effects that would allow us to reduce the actual cost per customer contract. Furthermore, as our operating technology platform, Saga, improves through additional operational data and longer time in active operations, we believe that our AI-powered optimization capabilities will improve, further enhancing the utilization of the fleet and consequently improved economics.

As we scale our SaaS offering, we aim to serve more customers and a larger fleet of vehicles under a less capital, and cost intensive, offering which is expected to lead to improved overall margins. By growing both the SaaS and FCaaS offerings, we expect economies of scale as a result of a larger fleet operated by Einride, and more vehicles utilizing our technology, which we believe will lead to, for example, improved optimization capabilities and consequently fewer empty miles driven and more annual operational hours and days for the fleet of vehicles.

Furthermore, both our CETs and Autonomous Trucks are relatively new types of assets. The production of the CETs continues to scale from the OEMs and as we increase the deployment of our Autonomous Trucks, especially through outsourced contract manufacturing, the price of both the CETs and the Autonomous Trucks is expected to decrease. While there are governmental subsidies and grants available for the procurement of electric heavy-duty vehicles, which are helpful to reduce our capital expenditure requirements, we expect that increased and more industrialized production of the vehicles will decrease the cost further. We believe that the lower price, together with expectations for improved technical capabilities of the vehicles, will allow us to improve our profitability and margins.

Our organization is supported by a highly skilled team with core competencies in areas such as operations, sales and marketing, and research and development. Our organizational set-up has been put in place to prepare for the growth we expect to come from both our existing and new customers. Consequently, as we scale our business and deploy additional vehicles across both the FCaaS and SaaS offerings, we anticipate realizing economies of scale in our staff force, thereby requiring relatively fewer operations and sales personnel per deployed vehicle. This is expected to result in improved profit margins due to anticipated operational leverage.

While we expect to achieve and maintain strong margins over time, additional competition may negatively impact pricing, margins and market share. This may lead to pricing pressure and lower margins that negatively impact operating results. However, we believe that our strong customer base and relationships that have been achieved already, together with the pipeline of both new and existing customers, positions us well to continue executing on our growth strategy. If we do not generate the margins we expect with the growth of our existing, and new, customer base, we may be required to raise additional debt or equity capital, which may not be available on acceptable terms or at all.

Regulatory Landscape

While there currently is no comprehensive regulatory framework governing the deployment of autonomous vehicles, our Autonomous Trucks have been permitted to operate under exemptions and trial permits in the United States, Sweden, Norway, and Belgium, where we have either deployed the Autonomous Trucks in active customer operations or performed demonstrations. The long-term regulations for autonomous trucks and the wider autonomous vehicle sector are still being shaped. Einride engages with key regulatory stakeholders to shape the future regulations for trialing, permits, operation, as well as manufacturing autonomous vehicles, but the risk remains that the long-term regulatory outlook may exclude some aspects of Einride’s current Autonomous Truck and automated driving system designs, and require us to re-engineer the vehicle or prevent us from deploying in certain countries or markets.

Furthermore, our business model requires us to operate both as a motor carrier by utilizing our owned or leased vehicles and contracted drivers, and as a transportation intermediary (such as a freight forwarder or broker) by arranging and contracting freight movement via third parties. While not strictly different from other parties providing road freight services, the regulations require us to be compliant and expose us to operational and legal obligations across the jurisdictions in which we operate.

Our business model is based on providing digital freight services to our customers, which is based on us believing that electric and autonomous transport is the more cost-efficient way to transport goods. There are governmental initiatives in the different countries in which we operate that incentivize the use of electric vehicles. These initiatives are, however, subject to change due to, for example, governmental policy changes which could have an effect on the competitiveness of the electric vehicle industry and impact our profitability and ability to reach our goals. It should, however, be noted that we do not believe that these governmental initiatives, subsidies, or grants, are determining factors for whether we will be able to deploy vehicles under our customer offerings and reach profitability but are rather seen as supportive means to accelerate the transition to a more environmentally sustainable and electric customer offering.

Global Economic Conditions

Our operational results and prospects for business growth are impacted by overall economic conditions globally and in the countries in which we operate. Concerns over inflation, geopolitical issues (such as those caused by the ongoing conflicts between Russia and Ukraine and in the Middle East), the availability and cost of credit, changes to trade policy and tariffs in the U.S., shift in environmental regulations and other factors have contributed to increased volatility and diminished expectations for the global economy and may further impact global supply chains and business investment decisions. These effects may not be fully reflected in our financial performance until future periods and ongoing geopolitical instability could potentially result in material impact on our operations.

Fluctuations in currency exchange rates

Swedish Krona (SEK) is the presentation currency of the Group’s audited consolidated financial statements, however certain subsidiaries carry out operations in a functional currency other than SEK, principally in U.S. dollars and euros, and our results of operations are therefore impacted by fluctuations in exchange rates.

Foreign currency transactions are accounted for at the SEK-equivalent amount based on the exchange rate set on the transaction date, while the exchange difference realized at the date of collection or payment are recorded in the Consolidated Statements of Loss and Other Comprehensive Income (Loss) as foreign exchange gains or losses.

Research and development (“R&D”)

Our R&D function comprises the development of Einride’s AI and ML powered digital freight platform, Saga, and automated driving system, the Einride Driver. This work is crucial to support our transformation of the road freight industry to digital, electric, and autonomous operations. During 2025, we continued our dedication to develop this technology, recording SEK 329.8 million for R&D for the year ended December 31, 2025.

Key Operating Metrics

We monitor the following key operating metric for our deployment of the Autonomous Trucks to help us evaluate our performance, growth, and business in general.

Driverless Hours in Contracted Customer Operations

This metric provides the accumulated number of total hours (and minutes, and seconds) under which an autonomous vehicle utilizing the Einride Driver has been driving in contracted customer operations. It is calculated as the number of hours that the vehicle, and the associated automated driving system, is available to perform planned transportation shifts, where reasons for unavailability may include e.g., technical problems with the truck, weather (if outside the agreed upon Operational Design Domain), sickness of employees, etc. It therefore includes loading/unloading and other waiting times, in accordance with regular road freight operations.

This metric is tracked to enable management and other stakeholders to compare the pace of adoption of autonomy in Einride’s overall operations; to compare scale of operations versus peers; and to be able to do these internal and external assessments in a manner that is agnostic to the type of logistics flow or use case (i.e., the number of hours of operations is more relevant business-wise than kilometers travelled, as the economic case for autonomy is largely driven by its ability to displace the hourly cost of drivers).

Overall, this metric enables us to measure progress on transitioning customers to autonomous road freight, with a success metric that is closest to capturing the (hourly) value being saved for customers via autonomy.

This metric provides the truest representation of the cumulative time of entirely autonomous operations in real contracted operations (as opposed to other settings such as demonstrations). We believe this metric is an indicator of our commercial success for the deployment of the Einride Driver. This metric includes logged hours for our Autonomous Trucks in contracted customer operations, and as we start licensing the Einride Driver under the SaaS offering, the metric is intended to capture such hours as well.

We started tracking the metric in January 2024. As of December 31, 2025, we had logged 3,308 Driverless Hours in Contracted Customer Operations, increasing from 56 Driverless Hours as of January 31, 2024.

Components of Results of Operations

Basis of Presentation

Our audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. The presentation currency of the Group is Swedish krona (SEK), presented and rounded to the nearest thousand, unless otherwise stated. Our audited consolidated financial statements are prepared on a historical cost basis, except for certain financial instruments which are measured at fair value at the end of each reporting period.

Revenue

Our group revenue relates to transportation services and rental income, across many contracts with customers:

●	Transport services, performed using electric vehicles, including planning and optimization services through the Group’s software platform, Saga, ensuring the integrated delivery of customer goods based on monthly rates or occasionally on a lump sum basis. The non-lease component of the transport services is accounted for under the provisions of IFRS 15, Revenue from Contracts with Customers (single performance obligation). Transport services revenues typically become billable and due for payment upon completion of the specified monthly deliveries, at which point the receivable is recognized within trade receivables. When payments are made before or after the service is performed, the Group recognizes the resulting contract liability or asset. Revenue attributable to transport services is recognized over time even if the customer pays for all or part of the services initially. Accrued income in the Consolidated Statements of Financial Position does not meet the definition of a contract asset as the Group has an unconditional right to payment.

●	Rental income – Transport services contain a lease component if the contract (i) specifies a specific electric vehicle and/or trailer asset; and (ii) has terms that allow the customer to exercise substantive decision-making rights, which have an economic value to the customer and therefore allow the customer to direct how and for what purpose the electric vehicle and/or trailer asset is used. The lease component of transport services contracts is accounted for under IFRS 16, Leases, resulting in an income recognition pattern that is consistent with the revenue recognition of the non-lease component accounted for under IFRS 15. The lease component is recognized as an operating lease because the economic benefits and risks associated with ownership of an underlying asset are not substantially transferred to the customer.

The Group allocates the contract consideration between the lease and non-lease component of the contract by applying the expected cost-plus margin approach.

Cost of sales

Cost of sales represents the cost to generate the revenue from transport services and rental income. Cost of sales consist primarily of driver fees, salary and wage expenses related to transport operations, depreciation on electric vehicles and office leases, IT and software expenses, and other costs directly related to the generation of income such as travel costs and line consultants. Cost of sales also includes a share of costs related to the Group’s software, Saga, reflecting the ongoing maintenance and support of the system. The Group expenses all cost of sales in the period in which they are incurred.

Selling expenses

Selling expenses are mainly comprised of sales and marketing personnel-related costs, including salaries, contributions and benefits, advertising and public relations costs, including travel and consulting expenses.

General and administrative expenses

General and administrative expenses consist primarily of employee related costs, including salaries and benefits, accountancy services, consulting fees, including legal costs, IT expenses and other administrative costs such as equipment and tools and lease costs.

Research and development expenses

Research and development expenses consist primarily of salary and wage expenses related to R&D, IT and software expenses, professional service expenses, depreciation and disposal of property and equipment utilized by our R&D function. The Group expenses all research and development expenses in the period in which they are incurred.

Other operating income

Other operating income relates to subsidies and grants received and foreign exchange gains resulting primarily from settlement of trade receivables and payables.

Other operating expenses

Other operating expenses relate to salary and wage expenses not captured in the previous categories (including impact from settlement with a supplier), commission costs to a third-party advisor, losses on sales of fixed assets and foreign exchange losses resulting primarily from settlement of trade receivables and payables.

Share of results of joint venture

Share of results of joint venture relate to the share of profit or loss attributable to the Group from its investments in Polar Charge AB, which is accounted for under the equity method of accounting.

Finance income

Finance income relates to interest income on cash and short-term investments, together with foreign exchange gains arising from loans and borrowings.

Finance costs

Finance costs consist of interest expense and loan facility fees on loans and borrowings, the unwinding of the discount on our lease liabilities, interest expense associated with convertible debenture, interest expense on liabilities associated with cash advances, and foreign exchange losses.

Net (losses) gains on financial assets or liabilities measured at fair value through profit or loss

Financial assets at fair value through profit or loss are measured at fair value in each reporting period and the corresponding gains or losses are recognized in this financial statement line item. The net gain or loss recognized in the profit or loss includes any fair value gain or loss and dividends or interest received on the financial asset and is included in the item “Net (losses) gains on financial assets or liabilities at fair value through profit or loss.”

Income tax benefit (expense)

Income tax expense (benefit) consists of current and deferred taxes in each of our jurisdictions. The Group has historically reported a taxable loss in our most significant jurisdiction, Sweden, and expects this trend to continue for the foreseeable future.

Results of Operations

Year Ended December 31, 2025 compared to Year Ended December 31, 2024

Our results of operations for the periods indicated are summarized in the table below:

	Year Ended December 31,
(SEK in thousands)	2025	2024	Change	Change %
Revenue	457,840	388,377	69,463	18%
Cost of sales	(672,479)	(531,254)	(141,225)	27%
Selling expenses	(79,404)	(182,597)	103,193	(57)%
General and administrative expenses	(300,217)	(189,862)	(110,355)	58%
Research and development expenses	(329,825)	(349,054)	19,229	(6)%
Other operating income	30,513	19,651	10,862	55%
Other operating expenses	(30,590)	(10,925)	(19,665)	180%
Operating loss	(924,163)	(855,664)	(68,499)	8%
Share of results of joint venture	1,430	282	1,148	407%
Finance income	6,483	65,615	(59,132)	(90)%
Finance costs	(677,198)	(224,345)	(452,853)	202%
Net (losses) gains on financial assets or liabilities measured at fair value through profit or loss	(129,262)	51,832	(181,094)	(349)%
Loss before income tax	(1,722,710)	(962,280)	(760,430)	79%
Income tax benefit (expense)	1,034	(5,331)	6,365	(119)%
Net loss for the period	(1,721,676)	(967,611)	(754,065)	78%

Revenues

Revenue increased by SEK 69.5 million, or 18%, to SEK 457.8 million for the year ended December 31, 2025 from SEK 388.4 million for the year ended December 31, 2024. The increase was driven by net revenue growth from optional purchases for additional capacity in the current customer portfolio (SEK 131.2 million) along with the deployment of services to new customers (SEK 17.3 million) in the period, offset by SEK 79.0 million, mainly related to the termination of contract with a large US customer in March 2025. Excluding the terminated contract, revenue in 2025 grew by SEK 128.6 million or 39%.

Cost of sales

Cost of sales increased by SEK 141.2 million, or 27%, to SEK 672.5 million for the year ended December 31, 2025 from SEK 531.3 million for the year ended December 31, 2024. The increase was primarily a factor of increased volume during 2025 as compared to 2024, as discussed above. Cost of sales increased to a larger extent than revenue, mainly due to investments in new vehicles during the year in EMEA to support deployments and revenue growth in the region whilst utilization of US vehicles has not fully recovered from the aforementioned termination of a large US customer.

Selling expenses

Selling expenses decreased by SEK 103.2 million, or 57%, to SEK 79.4 million for the year ended December 31, 2025 from SEK 182.6 million for the year ended December 31, 2024 as a result of certain cost reduction initiatives implemented during 2025 and 2024. The decrease was primarily driven by overall headcount reductions which resulted in reduced salaries and wages and travel costs, coupled with reduced advertisement activities and consultancy fees.

General and administrative expenses

General and administration expenses increased by SEK 110.4 million, or 58%, to SEK 300.2 million for the year ended December 31, 2025 from SEK 189.9 million for the year ended December 31, 2024. The increase mainly pertained to costs related to the business combination process and advisory fees related to ongoing legal proceedings, excluding these costs. General and administrative expenses have remained largely flat compared to previous year.

Research and development expenses

Research and development expenses decreased by SEK 19.2 million, or 6%, to SEK 329.8 million for the year ended December 31, 2025, from SEK 349.1 million for the year ended December 31, 2024. The decrease was primarily due to a reduction in head count resulting in reduced wages, partly offset by investments in new quantum computing services to optimize the logistics of electric and autonomous freight.

Other operating income

Other operating income increased by SEK 10.9 million, or 55%, to SEK 30.5 million for the year ended December 31, 2025 from SEK 19.7 million for the year ended December 31, 2024. The increase was primarily driven by an increase in grants received coupled with positive foreign exchange gains on operating receivables and liabilities.

Other operating expenses

Other operating expenses increased by SEK 19.7 million, or 180%, to SEK 30.6 million for the year ended December 31, 2025 from SEK 10.9 million for the year ended December 31, 2024 as a result of increased losses from the sales of fixed assets, primarily related to a sale and leaseback transaction in 2025, commission costs to a third-party advisor for services related to the execution of a factoring agreement in 2025, and the reversal of provision for credit losses in 2024, attributable to the collection of receivables that had been written off in prior periods.

Share of results of joint venture

Share of results of joint venture increased by SEK 1.1 million, or 407%, to SEK 1.4 million for the year ended December 31, 2025 from SEK 0.3 million for the year ended December 31, 2024 as a result of the change in the net income of Polar Charge AB during the respective periods.

Finance income

Finance income decreased by SEK 59.1 million, or 90%, to SEK 6.5 million for the year ended December 31, 2025, from SEK 65.6 million for the year ended December 31, 2024. The decrease was primarily driven by an overall net decrease in exchange rate gain and a decrease in interest income earned on cash accounts. The change in realized gain was a result of movements in the exchange rate of SEK/USD which the group is exposed to as a large part of cash is held in USD while the reporting currency is SEK.

Finance costs

Finance costs increased by SEK 452.9 million, or 202%, to SEK 677.2 million for the year ended December 31, 2025 from SEK 224.3 million for the year ended December 31, 2024. The increase in finance costs is attributable to an increase of interest expense recorded as a result of a factoring facility entered into to finance operations and an early conversion with subsequent accelerated interest cost of the convertible debentures raised in September 2024, and converted into Series C preference shares in April 2025.

Net (losses) gains on financial assets or liabilities measured at fair value through profit or loss

Net fair value adjustment decreased by SEK 181.1 million, or 349%, to a loss of SEK 129.3 million for the year ended December 31, 2025, from a gain of SEK 51.8 million for the year ended December 31, 2024. The decrease was driven by a fair value loss pertaining to derivatives.

Income tax benefit

Income tax benefit increased by SEK 6.4 million, or 119%, to SEK 1.0 million for the year ended December 31, 2025 from an expense of SEK 5.3 million for the year ended December 31, 2024. The increase was primarily driven by an increase in the deferred tax asset due to a recognized unused tax loss carried forward.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. We assess liquidity in terms of our cash flows from operations and their sufficiency to fund our operating and investing activities.

Responsibility for liquidity risk management lies with the Board of Directors, which has established a framework for short, medium and long-term liquidity risk management for financing and liquidity. The Group manages short-term liquidity risk by maintaining sufficient reserves and loans and borrowings. The liquidity reserve consists of cash which amounted to SEK 278.8 million and SEK 74.2 million as of December 31, 2025 and December 31, 2024, respectively. Long-term liquidity risk is managed by continuously monitoring forecasts and actual cash flows and by matching the maturity profiles of financial assets and liabilities.

For the years ended December 31, 2025, and 2024, we incurred net losses of SEK 1,721.7 million and SEK 967.6 million, respectively. We expect to incur additional losses and increased expenses in future periods as we continue to scale our business, invest in research and development efforts and incur additional expenses associated with being a public company. The timing of our future profitability will depend upon many variables, including the success of our growth strategies and the timing and size of investments and expenditures that we choose to undertake, as well as market growth and other factors that are not within our control. As such, we have not yet determined when we expect to achieve profitability.

We expect our capital expenditures and working capital requirements to increase as we scale our business and due to commercialization efforts, including the additional costs related to the requirements of becoming a public company. Achieving medium to long-term profitability will be dependent on our success in scaling our FCaaS and SaaS offering (including appropriately selling ancillary, integrated transport services), growing our customer base and deployments, managing our cost base and expenses (including optimization efforts) and otherwise successfully executing our business and marketing strategy.

Einride is a growth company and is, therefore, dependent on external capital for continued financing. We have historically been innovative, initiative-taking and nimble in engaging and exploring different opportunities to secure required capital to deliver on our business plan. As of December 31, 2025, we had approximately SEK 278.8 million of cash. We anticipate that additional cash and cash equivalents will be required to meet our capital requirements, and we expect to seek additional funding through debt or equity offerings, which may result in dilution or restrictive covenants, to fund our operating plan. If we do not generate sufficient cash to fund our operating plan, we may also adjust our operating plan to reflect the expected growth trajectory (e.g., reduced staff cost related to operations), reduce our general and administrative expenses (particularly, further headcount reductions), and potentially lower our anticipated research and development initiatives.

Einride has issued warrants in December 2023 to an anchor investor as a consideration-free part of a transaction linked to an investment in Einride. The shares and warrants were offered as a package. On this basis, management’s judgement is that the fair value of the warrants should be recognized as derivative liabilities as they do not fulfill the requirements of IAS 32 to be accounted for as equity, and based on the contractual terms of the warrants, they are considered derivative instruments at fair value through profit or loss under the principles of IFRS 9. The fair value of the warrants is obtained through a valuation performed by an external party using the Black & Scholes valuation model. The term of the warrant is 5 years from the date of issue. The instrument does not have an effect on the current period cash flow. However, if the warrants are exercised in the future, this would result in future cash inflows to the Company.

Einride issued convertible debentures to a new strategic investor that are convertible into Series C preference shares upon specific events maturing in May 2027 with a maximum initial principal amount of USD 20 million (SEK 191.3 million). The amount will increase to USD 23 million (SEK 220.0 million) if settled within 12 months of issuance, to USD 25 million (SEK 239.1 million) if settled between 12 and 18 months, and potentially up to USD 27 million (SEK 258.2 million) after 18 months. The conversion price is set at the lower of USD 34 or the market value of the Series C preference shares, with a minimum of USD 2 per share. The fair value of the embedded derivative within convertible debt is determined through a valuation performed by an external party utilizing the Monte Carlo simulation model. The term of the convertible debentures is 2 years from the date of issue. Due to the transactions contemplated by the Business Combination Agreement which are expected to occur within 12 months of the reporting period end, the Group anticipates an automatic conversion of the debentures into Series C preference shares. The instrument does not have an effect on the current period cash flow.

Cash Flows

Year Ended December 31, 2025, compared to Year Ended December 31, 2024

Our cash flows for the periods indicated are summarized in the table below:

	Year Ended December 31,
(SEK in thousands)	2025	2024	Change	Change %
Net cash (used in) provided by:
Operating activities	(741,711)	(389,612)	(352,099)	90%
Investing activities	(143,099)	(115,082)	(28,017)	24%
Financing activities	1,094,800	356,447	738,353	207%
Net change in cash for the period	209,991	(148,247)	358,237	(242)%

Operating Activities

Net cash used in operating activities mainly consists of our net loss adjusted for non-cash items and movements in working capital.

Non-cash items usually arise as a result of timing differences between expenses recognized and actual cash costs incurred or as a result of other non-cash income or expenses. Non-cash items include depreciation and amortization, capital gains from the sale of non-current assets, unrealized foreign exchange gain/(loss), deferred tax (expense)/benefit, non-cash interest expense and income, and net gain on financial assets or liabilities.

Movements in working capital include the movements in trade receivables, prepaid expenses, accrued income, other receivables, trade and other payable, accrued expenses, deferred income and other liabilities. Movements in working capital are affected by several factors including the timing of month-end and transaction volume, especially for accounts receivables and payables.

Net cash flows used in operating activities increased by SEK 352.1 million to an outflow of SEK 741.7 million for the year ended December 31, 2025 from an outflow of SEK 389.6 million for the year ended December 31, 2024. The key reason for the increase is due to the cash outflow from the movement in loss before tax of SEK 1,722.7 million for the year ended December 31, 2024, from an outflow of SEK 962.3 million for the year ended December 31, 2024.

For the year ended December 31, 2025, net cash flow used in operating activities of SEK 741.7 million primarily consists of a loss before tax of SEK 1,722.7 million adjusted for non-cash items of SEK 1,050.4 million, largely driven by depreciation and amortization of SEK 227.8 million, finance costs of SEK 588.6 million, and fair value gain/loss on financial assets or liabilities measured at fair value of SEK 129.3 million. This was partly offset by cash inflows of SEK 42.0 million in working capital mainly relating to an increase in accrued expense of SEK 70.0 million, a decrease in trade and other payables of SEK 52.2 million, and an increase in other liabilities of 30.6 million.

For the year ended December 31, 2024, net cash flow used in operating activities of SEK 389.6 million primarily consists of a loss before tax of SEK 962.3 million adjusted for non-cash items of SEK 332.9 million, largely driven by depreciation and amortization of SEK 227.0 million and finance costs of SEK 224.3 million. This was partly offset by cash inflows of SEK 285.5 million in working capital mainly relating to an increase in trade and other payables of SEK 96.4 million and a decrease in other receivables of SEK 173.1 million.

Investing Activities

Net cash used in investing activities increased by SEK 50.7 million to an outflow of SEK 165.8 million for the year ended December 31, 2025 from SEK 115.1 million for the year ended December 31, 2024. This increase is primarily attributed to net cash outflow on purchase of property, plant and equipment of SEK 164.6 million for the year ended December 31, 2025 from an outflow of SEK 165.3 million for the year ended December 31, 2024 and net cash inflow of proceeds on sale of property, plant and equipment of SEK 22.7 million for the year ended December 31, 2025 from an inflow of SEK 57.5 million for the year ended December 31, 2024.

Financing Activities

Net cash provided by financing activities increased by SEK 738.5 million to an inflow of SEK 1.094.8 million for the year ended December 31, 2025 from SEK 356.4 million for the year ended December 31, 2024. This increase is primarily attributed to net cash inflow on proceeds from issue of ordinary shares and warrants of SEK 774.0 million for the year ended December 31, 2025 from 309.5 million for the year ended December 31, 2024, a decrease of repayment of borrowings of nil for the year ended December 31, 2025 from SEK 320.0 million for the year ended December 31, 2024, a decrease of proceeds from issuance of convertible debenture of SEK 246.9 million for the year ended December 31, 2025 from SEK319.9 million for the year ended December 31, 2024, and an increase of change in factoring facility of SEK 205.2 million for the year ended December 31, 2025 from SEK 166.2 million for the year ended December 31, 2024.

Obligations and Other Commitments

Loans and Borrowings

In 2025, Einride Norway AS, a subsidiary of Einride AB, obtained a term loan facility from Pareto Bank ASA for a principal amount of NOK 18 million. This loan has a maturity period of four years, with repayments structured over 16 quarterly periods, involving quarterly principal amortization of NOK 1 million (NOK 4 million annually). The interest rate is variable, set at NIBOR 3M plus a margin of 5%, and is reviewed and updated at the inception of each quarter. A lending fee of NOK 355 thousand was incurred at the loan’s inception, resulting in an effective interest rate of 9.53% at the start date. The facility is secured by a guarantee from the ultimate parent company, Einride AB, for NOK 5 million and by a pledge over Einride Norway AS’s operating assets and the specific trucks purchased with the loan proceeds, valued at NOK 20 million.

In 2023, Einride signed an agreement to put in place a senior loan facility. The facility was entered into by Einride Holding AB as borrower and the borrowing base consisted of contracted future cash flows from customer contracts held by its subsidiaries, and the fleet of electric heavy-duty vehicles. The facility was terminated at the end of 2024 and all debt amounts were settled in December 2024.

In connection with the repayment of the loan from the senior loan facility, Einride AB, and certain of its subsidiaries, entered into an invoice factoring agreement with a financial institution for the sale of invoice receivables with a credit limit of up to SEK 350 million, which has subsequently been increased to SEK 450 million in 2024 and to SEK 550 million in 2025. Proceeds from the factoring transaction were used to repay the outstanding loan in 2024.

Convertible Debentures/Promissory Notes

In September 2024, Einride issued 50,000,000 convertible debentures with a nominal value of USD 1 per convertible debenture with a term of 24 months. A total of 30,810,000 convertible debentures were subscribed for during 2024. During the first quarter of 2025, investors subscribed for a total of 5,179,500 convertible debentures within the framework of 50,000,000 convertible debentures issued in 2024. On April 8, 2025, all subscribed and allocated convertible debentures were converted into Series C preference shares. Through the conversion, the convertible debenture holders of the have been allocated a total of 2,347,244 new Series C preference shares.

In May 2025, the Group issued further convertible debentures with a maturity date in May 2027 and a maximum initial principal amount of USD 20 million (SEK 191,270 thousand). These debentures are convertible into the Group’s Series C preference shares upon specific events, such as change in control. The redemption of these debentures is on an adjusted basis and can potentially increase to USD 27 million (SEK 258,214 thousand) after 18 months. The conversion price is set at the lower of USD 34 or the market value of the Series C preference shares, with a minimum of USD 2 per share. The fair market value as of December 31, 2025 for Series C preference shares was USD 45.83. Due to the transactions contemplated by the Business Combination Agreement which are expected to occur within 12 months of the reporting period end, the Group anticipates an automatic conversion of the debentures into Series C preference shares.

The Group’s convertible debentures are recognized as a hybrid financial instrument divided into a host liability component and a derivative component (embedded derivative). At the date of issue, the host liability component is measured at the fair value of a similar liability that is not convertible or has a similar derivative component. Subsequent to the issue date, the host liability component is measured at amortized cost using the effective interest method. At the issue date and in the subsequent accounting, the derivative component is measured at fair value through profit or loss using generally accepted valuation techniques. In the Consolidated Statements of Financial Position, the derivative component is recognized under “Other financial liabilities” as current liabilities.

Other Commitments

Preference Shares

During the fiscal year 2024, Einride AB resolved to issue a total of 3,109,967 series C preference shares, of which 1,015,227 were subscribed, allocated and registered with the Swedish Companies Registration Office. In addition, a total of 16,261 ordinary shares were issued during the year through the exercise of warrants issued on December 8, 2020. All of these ordinary shares have been subscribed, allocated and registered with the Swedish Companies Registration Office (Sw: Bolagsverket).

See above Convertible Debenture/Promissory Note section in conjunction with the Director’s report for additional information on the Q2 2025 conversion of convertible debentures, totaling 35,989,500 into series C preference shares.

See Note 29 to our audited consolidated financial statements included elsewhere in this prospectus for additional information about the legal proceedings against Maersk in the California Superior Court, Los Angeles Division. The dispute is based on Einride’s belief that Maersk, without cause and in breach of the terms of the agreement, terminated an agreement for the provision of transport services by Einride to Maersk.

See Note 29 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding our other commitments.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we expect to continue to report our financial results under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

We expect to remain an emerging growth company until the earlier of (1) the last day of the fiscal year (i) following the fifth anniversary of the Closing, (ii) in which we have total annual gross revenue of at least $1.235 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of the Einride ADSs that are held by non-affiliates exceeds $700.0 million as of the prior June 30, or (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Critical Accounting Estimates

The preparation of financial statements in conformity with the Group’s accounting policies set out in Note 2 to our audited consolidated financial statements requires management to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions are based on historical experience and other factors deemed relevant. Actual outcomes may differ from these estimates. The estimates and underlying assumptions are evaluated on an ongoing basis. Changes in these estimates are recognized in the period in which the estimate is changed if the change affects only that period, or in the period of the change and future periods if the change affects both the current period of the change and future periods. Refer to Note 3 of our audited consolidated financial statements for a detailed understanding of all significant estimations and judgments applied by the Group in preparation of the financial statements.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements for more information about recent accounting pronouncements that may potentially have an impact on our financial position, results of operations or cash flows.

LEGATO III’S BUSINESS

References in this section to “we,” “our,” “us” or “Legato III” generally refer to Legato Merger Corp. III.

General

Legato III is a blank check company that was incorporated as an exempted company in the Cayman Islands on November 6, 2023 and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities.

Description of Legato III Capital Stock

IPO and Private Placement

On February 8, 2024, we consummated the Legato III IPO of 20,125,000 Legato III Units, including 2,625,000 units subject to the underwriters’ over-allotment option. Each Legato III Unit consists of one Legato III Ordinary Share and one-half of one Legato III Public Warrant, with each whole Legato III Public Warrant entitling the holder to purchase one Legato III Ordinary Share for $11.50. The Legato III Units were sold at an offering price of $10.00 per Legato III Unit, generating gross proceeds of $201,250,000.

Simultaneously with the consummation of the Legato III IPO, we consummated the private placement of an aggregate of 555,625 Legato III Private Units at a price of $10.00 per Legato III Private Unit, generating total proceeds of $5,556,250. The Legato III Private Units were purchased by Legato III’s Initial Shareholders and the underwriters in the Legato III IPO. The Legato III Private Units are identical to the Legato III Units.

The Legato III Units, Legato III Ordinary Shares and Legato III Public Warrants are currently listed on the NYSE American under the symbols “LEGT U,” “LEGT,” and “LEGT WS,” respectively.

Holders

As of [●], there were [●] holders of record of Legato III Units, [●] holders of record of Legato III Ordinary Shares and [●] holders of record of Legato III Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose securities are held of record by banks, brokers and other financial institutions.

Offering Proceeds Held in Trust

Upon the closing of the Legato III IPO and simultaneous private placement of Legato III Private Units, $201,250,000 of the net proceeds of the sale of the Legato III Units and Legato III Private Units (or $10.00 per Legato III Unit) was placed in the Trust Account. The funds in the Trust Account are invested in U.S. treasuries or U.S. bonds having a maturity of 185 days or less or money market funds meeting the applicable conditions of Rule 2a-7 under the Investment Company Act of 1940, as amended. As of the record date, Legato III held approximately $[●] in the Trust Account.

Except as described in the prospectus for the Legato III IPO and in the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legato III” below, these proceeds will not be released until the earlier of the completion of an initial business combination and Legato III’s redemption of 100% of the outstanding Legato III Ordinary Shares upon its failure to consummate a business combination within the required time period (as the same may be amended by Legato III Shareholders).

Fair Market Value of Target Business

The target business or businesses that Legato III acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for its initial business combination. As described elsewhere in this proxy statement/prospectus, the Legato III Board determined that this test was met in connection with the proposed Business Combination.

Stockholder Approval of Business Combination

Under the Legato III Articles, Legato III must seek shareholder approval of the proposed Business Combination at a meeting called for such purpose at which Legato III Public Shareholders may seek to redeem their Legato III Ordinary Shares, regardless of whether they vote for or against the proposed Business Combination or are holders of record on the record date established for such vote, subject to the limitations described in the prospectus for the Legato III IPO. Accordingly, in connection with the Business Combination, public shareholders may seek to redeem their Legato III Public Shares in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Extraordinary General Meeting

In connection with the Business Combination, the Initial Shareholders agreed to vote all Founder Shares and all Legato III Private Shares held by them in favor of the Business Combination Proposal.

None of the Initial Shareholders or their affiliates has purchased any Legato III Ordinary Shares in the open market or in private transactions. However, at any time when they are not then aware of any material non-public information regarding Legato III or its securities, the Initial Shareholders or Legato III’s officers or directors and/or their respective affiliates may purchase shares from institutional and other investors to reduce the number of Legato III Public Shares being sought for redemption. Any shares purchased pursuant to such arrangements would not be voted at the meeting. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.

Liquidation if No Initial Business Combination

Under the Legato III Articles, if Legato III does not complete the Business Combination or another initial business combination by May 8, 2026 (or such later date as may be approved by Legato III’s shareholders), Legato III shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter redeem 100% of the Legato III Public Shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company (less up to $100,000 of interest to pay dissolution expenses and taxes payable), divided by the number of then outstanding Legato III Public Shares, which redemption will completely extinguish public shareholder’s rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to approval of Legato III’s then shareholders and Legato III’s board of directors, dissolve and liquidate, subject to Legato III’s obligations under Cayman Islands law to provide for claims of creditors and other requirements of applicable law. At the time of the Legato III IPO, as a condition to their purchase of Founder Shares, the Initial Shareholders entered into letter agreements pursuant to which they waived their rights to participate in any redemption with respect to their Founder Shares and Legato III Private Shares in the event that Legato III does not complete a business combination within the required time period; provided, however, if the Initial Shareholders or their affiliates acquire Legato III Public Shares in the public market, they will be entitled to a pro rata share of the Trust Account upon Legato III’s redemption or liquidation in the event Legato III does not complete a business combination within the required time period. In the event of such distribution, it is possible that the per share value in the Trust Account will be less than $[●] per share.

The proceeds deposited in the Trust Account could become subject to the claims of Legato III’s creditors which would be prior to the claims of its public shareholders. Although Legato III has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses Legato III has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, and although Legato III will seek such waivers from vendors it engages in the future, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the Trust Account notwithstanding such agreements.

Crescendo Advisors LLC, an entity affiliated with Eric Rosenfeld, Legato III’s Chief SPAC Officer, has agreed that it will be liable to Legato III if and to the extent any claims by a vendor for services rendered or products sold to Legato III, or a prospective target business with which Legato III has discussed entering into a transaction agreement, reduces the amount of funds in the Trust Account to below $10.00 per Legato III Public Share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Legato III’s indemnity of the underwriters of the Legato III IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Crescendo Advisors LLC will not be responsible to the extent of any liability for such third party claims. Furthermore, Crescendo Advisors LLC will not be liable to Legato III’s public shareholders and instead will only have liability to Legato III. There is no assurance that Crescendo Advisors LLC will be able to satisfy its indemnification obligations if it is required to do so, as Legato III has not required Crescendo Advisors LLC to retain any assets to provide for its indemnification obligations, nor has Legato III taken any further steps to ensure that it will be able to satisfy any indemnification obligations that arise. Accordingly, the actual per-share redemption price could be less than the approximately $[●] estimated to be in the Trust Account as of the record date due to claims of creditors.

Legato III’s Public Shareholders are entitled to receive funds from the Trust Account only in the event of its failure to complete a business combination within the required time period, if the shareholders properly seek to have Legato III redeem their Legato III Public Shares for cash upon a business combination which is actually completed by Legato III or if Legato III seeks certain amendments to the Legato III Articles prior to Legato III’s consummation of a business combination or its liquidation. In no other circumstances does a shareholder have any right or interest of any kind to or in the Trust Account.

If Legato III is forced to file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against Legato III which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in Legato III’s bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, we cannot assure you we will be able to return to Legato III Public Shareholders at least $[●] per share. Additionally, if Legato III files a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against Legato III that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by shareholders. Furthermore, Legato III’s board of directors may be viewed as having breached its fiduciary duty to its creditors and/or may have acted in bad faith, thereby exposing itself and Legato III to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Legato III will pay the costs of any liquidation from its remaining assets outside of the Trust Account and the up to $100,000 of interest earned on the funds held in the Trust Account that is available for liquidation expense.

Facilities

Legato III maintains its principal executive offices at 777 Third Avenue, 37th Floor, New York, New York 10017 and its telephone number is (212) 319-7676. Legato III has access to such office space as part of the administrative services Legato III receives from Crescendo Advisors II, LLC, an entity controlled by Eric Rosenfeld, Legato III’s Chief SPAC Officer, in exchange for $20,000 per month. Legato III considers its current office space, combined with the other office space otherwise available to Legato III’s executive officers and directors, adequate for its current operations.

Employees

Legato III has three executive officers. These individuals are not obligated to devote any specific number of hours to Legato III’s matters, but they intend to devote as much time as they deem necessary to Legato III’s affairs until it has completed an initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for Legato III’s initial business combination and the stage of the initial business combination process Legato III is in. Legato III does not have, and does not intend to have, any full-time employees prior to the consummation of a business combination.

Experience and Responsibilities of Legato III Founders and Affiliates

Legato III was organized by its executive officers, Greg Monahan (Chief Executive Officer), Eric Rosenfeld (Chief SPAC Officer) and Adam Jaffe (Chief Financial Officer). Legato III’s directors also assisted Legato III in its search for a business combination. The background and experience of such individuals is set forth in the section titled “Management of Legato III.” Such individuals have had prior experience in organizing and managing special purpose acquisition companies as follows:

Arpeggio Acquisition Corp.

In June 2004, Arpeggio, a blank check company founded by Eric S. Rosenfeld, consummated its initial public offering, raising $40.8 million (at $6.00 per unit, each consisting of one share of common stock and two warrants, each to purchase one share of common stock). In June 2006, Arpeggio completed a merger with Hill International, and, shortly thereafter, the company changed its name to “Hill International, Inc.” Hill International provided fee-based project management and construction claims services worldwide, primarily serving the United States and other national governments, state and local governments, and the private sector. It was founded in 1976 and is headquartered in Philadelphia, Pennsylvania. Hill International’s common stock traded on the New York Stock Exchange under the symbol HIL and its price ranged from $2.11 to $19.30 following the completion of its business combination with Arpeggio. Eric S. Rosenfeld served as a director of Hill International from June 2006 to June 2010 and David D. Sgro served as a director of Hill International from August 2016 to December 2022 when it was acquired by Global Infrastructure Solutions Inc. for $3.40 per share.

Rhapsody Merger Corp.

In October 2006, Rhapsody, a blank check company founded by Mr. Rosenfeld and David D. Sgro, consummated its initial public offering, raising $41.4 million (at $8.00 per unit, each consisting of one share of common stock and one warrant to purchase one share of common stock). In July 2008, Rhapsody completed a merger with Primoris and, shortly thereafter, the company changed its name to “Primoris Services Corporation.” Primoris provided construction, fabrication, maintenance, replacement, and engineering services to public utilities, petrochemical companies, energy companies, and municipalities primarily in the United States and Canada. Primoris is headquartered in Dallas, Texas. Primoris’ common stock currently trades on the Nasdaq Capital Market under the symbol PRIM and its price has ranged from $3.25 to $149.39 following the completion of its business combination with Rhapsody, with a closing price of $133.50 on March 13, 2026. Eric S. Rosenfeld served as a director of Primoris from the completion of its business combination in 2008 until May 2014. David D. Sgro served as a director of Primoris from 2008 to 2011.

Symphony Acquisition Corp. and Staccato Acquisition Corp.

In March 2008, Mr. Rosenfeld became the chairman of the board, chief executive and president, and Mr. Sgro became the chief financial officer, secretary and a director, of Symphony Acquisition Corp. and Staccato Acquisition Corp., two blank check companies, each formed to complete a business combination with one or more businesses or entities. Due to market conditions following the financial collapse in the fall of 2008, neither Symphony Acquisition Corp. nor Staccato Acquisition Corp. completed its initial public offering and neither engaged in any substantive operations.

Trio Merger Corp.

In June 2011, Trio, a blank check company founded by Messrs. Rosenfeld and Sgro, consummated its initial public offering, raising $69.0 million (at $10.00 per unit, each consisting of one share of common stock and one warrant to purchase one share of common stock). In June 2013, Trio completed a merger with SAE and in connection therewith the company changed its name to “SAExploration Holdings, Inc.” SAE was a holding company of various subsidiaries which collectively formed a geophysical services provider offering seismic data acquisition services to the oil and gas industry in North America, South America, and Southeast Asia. SAE provided a full range of services related to the acquisition of 2D, 3D and time-lapse 4D seismic data on land, in transition zones between land and water and in shallow water, as well as seismic data field processing. SAE’s common stock traded on the OTC Bulletin Board under the symbol SAEX. The price of SAE’s common stock ranged from $0.01 to $10.32 following completion of its business combination with Trio, and went private following a reorganization under Chapter 11 bankruptcy protection in December of 2020. Eric S. Rosenfeld, Gregory Monahan and David D. Sgro served as directors of SAE from the closing of its merger in 2013 until July 2016.

Quartet Merger Corp.

In November 2013, Quartet, a blank check company founded by Messrs. Rosenfeld and Sgro, consummated its initial public offering, raising $96.6 million (at $10.00 per unit, each consisting of one share of common stock and one right). In October 2014, Quartet completed a merger with Pangaea Logistics Solutions Ltd., a growth oriented global logistics company focused on providing seaborne dry bulk transportation services. It is headquartered in Newport, Rhode Island and conducts all operations through its direct and indirect subsidiaries. Pangaea’s common stock currently trades on the Nasdaq Capital Market under the symbol PANL, and the price of the common stock has ranged from $1.62 to $10.05 following completion of the business combination with Quartet, with a closing price of $6.83 on March 13, 2026. Eric S. Rosenfeld and David D. Sgro currently serve as directors of Pangaea.

Harmony Merger Corp.

In March 2015, Harmony, a blank check company founded by Messrs. Rosenfeld and Sgro, consummated its initial public offering, raising $115.0 million (at $10.00 per unit, each consisting of one share of common stock and one warrant to purchase one share of common stock). In July 2017, Harmony completed its business combination with NextDecade, a liquefied natural gas (“LNG”) development company focused on LNG export projects and associated pipelines in the State of Texas. NextDecade’s common stock currently trades on the Nasdaq Capital Market under the symbol “NEXT” and the price has ranged from $1.17 to $11.36 following consummation of the business combination with Harmony, with a closing price of $5.77 on March 13, 2026. Eric S. Rosenfeld and David D. Sgro served as directors of NextDecade from the time of the business combination until 2020 and 2018, respectively.

Allegro Merger Corp.

In July 2018, Allegro, a blank check company founded by Messrs. Rosenfeld and Sgro, consummated its initial public offering, raising $149.5 million (at $10.00 per unit, each consisting of one share of common stock and one warrant to purchase one share of common stock). In November of 2019, Allegro announced that it had signed a definitive merger agreement with TGI Fridays, an American casual dining bar and grill concept founded in 1965, with locations in over 55 countries, including 442 international franchised units and 396 domestic units. On March 31, 2020, Allegro and TGI Fridays jointly announced that they had agreed to terminate the merger as the minimum cash closing condition was not met due in part to the uncertainty created by the global COVID-19 pandemic and its impact on the restaurant industry. Allegro returned approximately $10.30 and $0.01 per share to its public shareholders in April 2020 and August 2021, respectively. On January 16, 2026, Allegro entered into an Agreement and Plan of Merger with SeeQC, Inc., a developer and manufacturer of scalable, energy efficient digital chips for quantum computing systems, pursuant to which Allegro will merge with and into a subsidiary of SeeQC and become a direct, wholly-owned subsidiary of SeeQC.

Legato Merger Corp.

In January 2021, Legato I, a blank check company founded by Messrs. Rosenfeld, Sgro and Jaffe, consummated its initial public offering, raising approximately $235.8 million (at $10.00 per unit, each consisting of one share of common stock and one warrant to purchase one share of common stock). In October 2021, Legato I completed its business combination with Algoma, the parent holding company of Algoma Steel Inc., a Canadian fully integrated steel producer of hot and cold rolled steel products, including sheet and plate, whose product applications are used in the automotive, construction, energy, defense, and manufacturing sectors. Algoma’s common shares currently trade on the Nasdaq Stock Market and the Toronto Stock Exchange (the “TSX”) under the symbol “ASTL” and its warrants trade on Nasdaq and the TSX under the symbols “ASTLW” and “ASTL.WT”, respectively, and the price of the common shares has ranged from $3.55 to $11.34 following consummation of the business combination with Legato I, with a closing price of $3.46 on March 13, 2026. Eric S. Rosenfeld has continued to serve as directors of Algoma following the consummation of the business combination. Brian Pratt served as a director of Algoma following the consummation of the business combination in October 2021 until March 2023 and David D. Sgro served as a director of Algoma following the consummation of the business combination in October 2021 until October 2025.

Legato Merger Corp. II

In November 2021, Legato II, a blank check company founded by Messrs. Rosenfeld, Sgro and Jaffe, consummated its initial public offering, raising $276.0 million (at $10.00 per unit, each consisting of one share of common stock and one-half of one warrant each whole warrant to purchase one share of common stock). In February 2023, Legato II completed its business combination with Southland, one of the largest construction companies in North America. Southland’s common stock and warrants currently trade on the NYSE American LLC under the symbols “SLND” and “SLND WS,” respectively, and the price of the common stock has ranged from $2.84 to $9.23 following consummation of the business combination with Legato II, with a closing price of $0.81 on March 13, 2026. Gregory Monahan and has continued to serve as a director of Southland following the consummation of the business combination. Mr. Pratt served as a director of Southland following the consummation of the business combination until May 2024.

Legato Merger Corp. IV

In January 2026, Legato IV, a blank check company founded by Messrs. Rosenfeld, Monahan and Jaffe, consummated its initial public offering, raising $230.0 million (at $10.00 per unit, each consisting of one ordinary share and one-third of one warrant each whole warrant to purchase one ordinary share). Legato IV is currently searching for a business combination.

Compensation Received by Legato III Founders and Affiliates

The following table presents information regarding compensation of the Initial Shareholders and their affiliates, including securities and promissory notes issued to such individuals, as required by the SEC’s rules governing special purpose acquisition companies:

	Post-Business Combination Shares (#)		Price Paid for such Shares ($)
Initial Shareholders	5,031,250	(1)	25,000
Initial Shareholders	455,000	(2)	4,550,000

(1)	Represents founder shares acquired prior to the Legato III IPO. All of the shares are subject to transfer restrictions until the earlier of 180 days after the date of the consummation of Legato III’s initial business combination and the date on which the closing price of its ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the initial business combination, or earlier if, subsequent to the initial business combination, Legato III (or any successor entity) consummates a liquidation, merger, share exchange or other similar transaction which results in all of the shareholders having the right to exchange their ordinary shares for cash, securities or other property. Upon consummation of the Business Combination, these shares will be subject to the lock-up period described in the section titled “The Business Combination Agreement — Additional Agreements — Lock-Up Agreements.”
(2)	Represents shares underlying Legato III Private Units. All of the shares are subject to transfer restrictions until the consummation of an initial business combination. Upon consummation of the Business Combination, these shares will be subject to the lock-up period described in the section titled “The Business Combination Agreement — Additional Agreements — Lock-Up Agreements.”

On November 15, 2023, Eric Rosenfeld, Legato III’s Chief SPAC Officer, acquired an aggregate of 5,031,250 ordinary shares in exchange for a total capital contribution of $25,000. Thereafter, he transferred certain shares to other Initial Shareholders.

Simultaneously with the consummation of the Legato III IPO, Legato III consummated the sale of 555,625 Legato III Private Units at a price of $10.00 per Legato III Private Unit, generating total proceeds of $5,556,250. Of such Legato III Private Units, the Initial Shareholders purchased 455,000 Legato III Private Units for $4,550,000. The Legato III Private Units are identical to the units sold in the Legato III IPO.

The Initial Shareholders can earn a positive rate of return on their investment even if other Legato III shareholders experience a negative rate of return. The Einride Ordinary Shares to be held by the Initial Shareholders following the Business Combination will be identical to the Einride Ordinary Shares to be held by the Public Shareholders. Pursuant to the SEC’s rules, these Einride Ordinary Shares may be considered “compensation” awarded to or earned by the Initial Shareholders.

In addition to the above, pursuant to an administrative services agreement between Legato III and Crescendo Partners entered into in connection with the Legato III IPO, Legato III has agreed to pay Crescendo Partners a monthly fee of $20,000 in exchange for Crescendo Partners making available certain general and administrative services. The arrangement commenced upon the closing of the IPO and will continue until to the closing of an initial business combination. As of date of this filing, Legato III has incurred $_____ paid to Legato III for these services.

Furthermore, if the Initial Shareholders or their affiliates were to loan any amounts to Legato III and/or incur any fees or out-of-pocket expenses on Legato III’s behalf, the total sum of such loans, fees and out-of-pocket expenses would be repayable on or after the closing. If any such amounts were loaned or incurred and Legato III failed to complete an initial business combination before its deadline pursuant to the Legato III Articles, as may be amended, such amounts would be forfeited except to the extent there are any out of trust funds available to be used to repay such amounts. As of the date of the accompanying proxy statement/prospectus, there are no amounts outstanding under any loans payable to the Initial Shareholders or their affiliates and no fees due or out-of-pocket expenses to be repaid by Legato III.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF LEGATO III

The following discussion and analysis of Legato III’s financial condition and results of operations should be read in conjunction with Legato III’s financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involves risks and uncertainties including, but not limited to, those described under the heading “Risk Factors.” References in this section to “we,” “us,” “our,” and “the Company” are intended to mean the business and operations of Legato III.

Overview

We were incorporated as an exempted company in the Cayman Islands on November 6, 2023 with the objective to acquire, through a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination, one or more businesses or entities. We expect to continue to incur significant costs in connection with closing our initial business combination. We cannot assure you that our plans to raise capital or to complete our initial Business Combination will be successful.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities through November 30, 2025 were organizational activities, those necessary to prepare for the IPO and searching for a target business for our initial business combination. We do not expect to generate any operating revenues until after the completion of an initial business combination, at the earliest. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the year ended November 30, 2025 and 2024, we had a net income of 7,897,897 and $8,215,998. For the year ended November 30, 2025, our net income consisted of interest income of $8,936,655 ($8,878,342 interest income from the trust account and $58,313 interest income from the operating account), offset by operating costs of $1,038,758. For the year ended November 30, 2024, our net income consisted of interest income of $8,886,424 ($8,816,362 interest income from the trust account and $70,062 interest income from the operating account), offset by operating costs of $670,426.

For the year ended November 30, 2024 and 2023, we had a net income (loss) of $8,215,998 and ($17,632). For the year ended November 30, 2024, our net income consisted of interest income of $8,886,424 ($8,816,362 interest income from the trust account and $70,062 interest income from the operating account), offset by operating costs of $670,426. For the year ended November 30, 2023, our net loss consisted of operating costs of $17,632.

Liquidity and Capital Resources

As of November 30, 2025, the Company had $839,938 in cash and working capital of $872,260.

The Company’s liquidity needs prior to the consummation of the IPO were satisfied through the payment of $25,000 from the Initial Shareholders for the issuance of Founder Shares, and loan proceeds from Eric Rosenfeld, Legato III’s Chief SPAC Officer, of $146,785 under promissory notes. The note balances were settled shortly after the consummation of the IPO. Subsequent to the consummation of the IPO, the Company’s liquidity has been satisfied through the net proceeds held outside of the Trust Account.

In addition, in order to finance transaction costs in connection with a business combination, the Company’s insiders or their affiliates may, but are not obligated to, provide the Company with loans. As of November 30, 2025, there were no amounts outstanding under any working capital loans.

If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a potential transaction. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Going Concern Consideration

The Company has until May 8, 2026 to consummate an initial Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by such time period. If a Business Combination is not consummated within such time period and stockholders do not otherwise approve an amendment to the charter to extend such date, there will be a mandatory liquidation and subsequent dissolution. The date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern one year from the date that the audited financial statements included elsewhere in this proxy statement/prospectus are issued. The audited financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management plans to address this substantial doubt by completing the Business Combination with Einride by the mandatory liquidation date.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of November 30, 2025.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

Critical Accounting Policies

The preparation of the financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. There have been no significant changes in our critical accounting policies.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)”: Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on November 6, 2023 (inception) using a modified retrospective method for transition. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

In December 2023, the Company adopted the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires an entity to utilize a new impairment model known as the current expected credit loss (CECL) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is to result in more timely recognition of credit losses. This guidance also requires new disclosures for financial assets measured at amortized costs, loans, and available-for-sale debt securities. The adoption of this standard did not have a material effect on the Company’s operating results or financial position as the only securities to which this standard applies are the Treasury Bills, which the Company deemed to have no credit losses.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Related Party Transactions

Founder Shares

In November 2023, the Company issued an aggregate of 5,031,250 Founder Shares for an aggregate purchase price of $25,000. The Founder Shares included an aggregate of up to 656,250 shares subject to forfeiture by the holders to the extent that the over-allotment in the Legato III IPO was not exercised in full or in part. On February 6, 2024, the underwriters exercised the over-allotment option in full and accordingly none of the Founder Shares continue to be subject to forfeiture.

The holders of the Founder Shares have agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees) as described elsewhere in this proxy statement/prospectus.

Administrative Service Fee

The Company presently occupies office space provided by an entity controlled by Crescendo Advisors II, LLC, an affiliate of the Company’s Chief SPAC Officer. Such entity agreed that until the Company consummates a Business Combination, it will make such office space, as well as general and administrative services including utilities and administrative support, available to the Company as may be required by the Company from time to time. The Company has agreed to pay an aggregate of $20,000 per month to Crescendo Advisors II, LLC for such services. For the years ended November 30, 2025 and 2024, the Company incurred and paid the affiliate $240,000 and $215,172, respectively.

Note — Related Party

On November 15, 2023, Eric Rosenfeld, the Company’s Chief SPAC Officer, loaned $50,000 to the Company. The loan was evidenced by a promissory note. The note was non-interest bearing, unsecured and due at the earlier of (i) December 31, 2024, (ii) the closing of the Legato III IPO or (iii) the date on which the Company determined not to proceed with the Legato III IPO.

On December 13, 2023, Mr. Rosenfeld loaned to the Company an aggregate of $46,785 to cover additional expenses of the IPO. The loan was evidenced by a promissory note. The loan was non-interest bearing, unsecured and was due at the earlier of (i) December 31, 2024, (ii) the closing of the Legato III IPO or (iii) the determination by the Company not to proceed with the Legato III IPO.

On January 5, 2024, Mr. Rosenfeld loaned to the Company $50,000 to cover additional expenses of the IPO. The loan was evidenced by a promissory note. The loan was non-interest bearing, unsecured and was due at the earlier of (i) December 31, 2024, (ii) the closing of the Legato III IPO or (iii) the determination by the Company not to proceed with the Legato III IPO.

The balance of an aggregate of $146,785 under these promissory notes was settled shortly after the Legato III IPO, and borrowings under the notes are no longer available.

Working Capital Loans

In order to finance transaction costs in connection with a business combination, the Initial Shareholders, the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required. Each working capital loan would be evidenced by a promissory note. The working capital loans would either be paid upon consummation of a business combination, without interest, or up to $1,500,000 may be converted into units identical to the Legato III Private Units. In the event that a business combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. As of November 30, 2025, no working capital loans were outstanding.

Investments held in Trust Account

The Company’s portfolio of investments is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in investment income on Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Accounting for Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the instruments are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own ordinary shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the instruments are outstanding. Upon further review of the warrant agreement, management concluded that the warrants issued pursuant to the warrant agreement qualify for equity accounting treatment.

Ordinary shares subject to possible redemption

The Company accounts for its ordinary shares subject to possible conversion in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and measured at fair value. Conditionally redeemable ordinary shares (the 20,125,000 Legato III Public Shares, including ordinary shares that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our ordinary shares, sold in the initial public offering, features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption is presented at redemption value as temporary equity, outside of the shareholders’ deficit section of our balance sheets.

The Company recognizes changes in redemption value as they occur and adjust the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount. The change in the carrying value of redeemable ordinary shares resulted in charges against additional paid-in capital, (to the extent available), and accumulated deficit.

Net Income per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net income per share is computed by dividing net income applicable to ordinary shareholders by the weighted average number of shares of ordinary shares outstanding for the period (the public and private shares, inclusive of the full exercise of the overallotment option). The Company has not considered the effect of the warrants sold in the Legato III IPO and the Legato III Private Warrants to purchase an aggregate of 10,340,313 shares in the calculation of diluted net income per share, since their contingency had not been met yet. As a result, diluted net income per share is the same as basic net income per share for the period.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The unaudited pro forma condensed combined financial information presents the combination of the historical consolidated financial information of Einride and Merger Sub (together with Einride, “Einride Group”) with Legato III, adjusted to implement the Business Combination and reflects certain transactions contemplated in relation to the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined financial information is presented in thousands or millions of Swedish Krona (SEK in thousands or SEK in millions), unless otherwise noted, which is the presentation currency of Einride and will be the presentation currency of the combined entity following the Business Combination. Legato III’s historical financial information has been translated from US Dollars (USD) to SEK in thousands or SEK in millions for presentation in the unaudited pro forma condensed combined financial information, in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates. The rates used to translate the historical financial statements of Legato III from USD to SEK in thousands or SEK in millions are as follows: (1) as of December 31, 2025: 1 USD/9.21 SEK; and (2) for the year ended December 31, 2025: 1 USD/9.81 SEK.

Einride and Legato III have different fiscal period ends. The unaudited pro forma condensed combined balance sheet as of December 31, 2025 combines the historical consolidated statement of financial position of Einride as of December 31, 2025 and the historical balance sheet of Legato III as of November 30, 2025, on a pro forma basis as if the Business Combination had been consummated on December 31, 2025. The unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2025 combines the historical consolidated statement of loss and other comprehensive loss of Einride for the year ended December 31, 2025 and the historical statement of operations of Legato III for the year ended November 30, 2025, on a pro forma basis as if the Business Combination had been consummated on January 1, 2025.

Einride has historically and will continue to prepare its financial statements in accordance with IFRS. Legato III’s financial statements were historically prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited pro forma condensed combined financial information has been prepared in accordance with IFRS. Other than what is described in Note 2, no adjustments or reclassifications were necessary to conform Legato III’s historical financial information to IFRS.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

●	The historical audited financial statements of Einride as of and for the year ended December 31, 2025;

●	The historical audited financial statements of Legato III as of and for the year ended November 30, 2025; and

●	Other information relating to Einride and Legato III included in this proxy statement/prospectus, including the description of the Business Combination Agreement and the transactions contemplated in connection therewith in “Proposal One — The Business Combination Proposal.”

The unaudited pro forma condensed combined financial information should also be read together with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Einride” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legato III”.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and does not necessarily reflect what Einride’s financial condition or results of operations would have been had the Business Combination been consummated on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of Einride. The unaudited pro forma condensed combined financial information includes certain assumptions, which may ultimately not come to fruition. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments and the assumptions included in the unaudited pro forma condensed combined financial information represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed.

Description of the Transaction

On November 12, 2025, Einride, Legato III, a Cayman Islands exempted company, and Merger Sub entered into a Business Combination Agreement to effectuate the Business Combination. In order to effectuate the Business Combination, Einride created a newly formed wholly owned subsidiary, Merger Sub, which Legato III will merge with and into. The Merger Sub will be the surviving entity of the merger under Einride’s consolidation and Legato III will cease to exist. The legal form of the transaction involves Einride issuing Einride Ordinary Shares and Einride Warrants to the Legato III Shareholders on behalf of the Merger Sub. Einride will be the reporting entity that survives the transaction.

PIPE Investment

On February 26, 2026, Legato III and Einride entered into the PIPE Subscription Agreements with the PIPE Investors. Pursuant to the terms of the PIPE Subscription Agreements, Einride will, substantially concurrently with, and contingent upon, the consummation of the Business Combination, sell an aggregate of 12,235,420 PIPE ADSs to the PIPE Investors for an aggregate purchase price of USD $113.3 million. In addition, the PIPE Investors will receive PIPE Warrants to purchase an aggregate of 18,353,130 Einride ADSs. The PIPE Subscription Agreements contain customary representations, warranties, covenants and agreements of Einride, Legato III and the PIPE Investors and are subject to customary closing conditions and termination rights. For example, the closing of the PIPE Investment is conditioned upon, among other things, (i) all conditions precedent to the closing of the Business Combination contained in the Business Combination Agreement must have been satisfied or waived and the closing of the PIPE Investment must be scheduled to occur concurrently with and on the same date as the date of the Closing and (ii) the accuracy of all representations and warranties of Einride and Legato III in the PIPE Subscription Agreements (subject to certain bring-down standards). At the Closing, certain of the Legato III Initial Shareholders will transfer to one PIPE Investor 553,471 of the Founder Shares held by them (which will be exchanged for Einride ADSs in the Merger), and Einride will issue to another PIPE Investor an additional 1,400,000 PIPE ADSs.

Business Combination Related Compensation Shares

Pursuant to an employment agreement, dated May 19, 2025, by and between Einride and Roozbeh Charli, upon consummation of the Business Combination, Einride will compensate Mr. Charli, who will serve as Chief Executive Officer and a director of Einride upon the Closing, with the right to subscribe for additional warrants and/or Einride Ordinary Shares, to the extent necessary and for no additional consideration, to ensure that Mr. Charli’s accumulated percentage ownership in Einride is equal to 2.0% of the Einride Shareholders’ percentage ownership in the post-closing company. An estimated 1,369,477 Einride Ordinary Shares are to be issued to Mr. Charli.

Pursuant to an advisory agreement, dated June 3, 2025, by and between Einride and Lorne Abony, Einride has agreed to pay Mr. Abony, a current director of Einride, up to $275,000 for certain advisory services in connection with the Business Combination and a success fee upon consummation of the Business Combination and the PIPE Investment equal to 0.8% of the Einride Shareholders’ percentage ownership in the post-closing company, which may be paid, at Einride’s option, in Einride Ordinary Shares or penny warrants of Einride. An estimated 1,013,620 Einride Ordinary Shares are to be issued to Lorne Abony.

For more information about the Business Combination, please see section entitled “Proposal One — The Business Combination Proposal.”

Anticipated Accounting Treatment

The Business Combination results in Legato III being treated as the acquired company for financial reporting purposes, and Einride Group is the accounting acquirer. This determination was based on evaluation of the following facts and circumstances:

●	The Einride Shareholders have the largest voting interest in the combined company with approximately 76.3% of the voting interest, assuming no redemptions of Legato III Public Shares;

●	The Einride Board upon consummation of the Business Combination shall consist of eight (8) to nine (9) members, of which six (6) to seven (7) shall be nominated by Einride, compared to 2 nominated by Legato III;

●	Einride’s senior management will be the senior management of the combined company;

●	Einride’s operations substantially comprise the ongoing operations of the combined company; and

●	Einride is the larger entity, in terms of substantive operations and employee base.

The Business Combination is not within the scope of IFRS 3 Business Combinations as Legato III does not meet the definition of a “business” given that it consists primarily of cash in the Trust Account. Einride Group’s acquisition of Legato III will therefore be treated as a recapitalization whereby the ongoing consolidated financial statements of Einride will reflect the net assets of Einride and Legato III at historical cost, with no goodwill recognized. As Einride will be issuing Einride Ordinary Shares and Einride Warrants to the shareholders of Legato III to complete the transaction and is the legal parent of the merged subsidiary following the transaction, Einride is the accounting and legal acquirer and therefore the successor entity.

The Business Combination is also accounted for within the scope of IFRS 2 Share-based Payment. Any excess fair value of shares and warrants issued by Einride over the fair value of Legato III’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2025

(SEK in thousands except share and per share data)	Einride (Historical)	Legato (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
ASSETS
Property, plant and equipment	797,458	-			797,458			797,458
Right-of-use assets	578,494	-			578,494			578,494
Interest in joint venture	13,027	-			13,027			13,027
Other financial assets	2,573	-			2,573			2,573
Deferred tax assets	855	-			855			855
Investments held in Trust Account	-	2,015,361	(2,015,361)	(A)	-			-
Total non-current assets	1,392,407	2,015,361	(2,015,361)		1,392,407	-		1,392,407
Trade receivables	21,015	-			21,015			21,015
Prepaid expenses	26,844	298			27,142			27,142
Accrued income	29,516	-			29,516			29,516
Other receivables	76,764	-			76,764			76,764
Cash and cash equivalents	278,825	7,731	2,015,361	(A)	3,018,958	27,787	(C2)	1,052,509
			6,228	(B)		20,251	(E2)
			(64,838)	(C1)		(2,014,487)	(G2)
			(210,433)	(E1)
			(4,741)	(F)
			990,791	(L1)
			34	(O1)
Total current assets	432,964	8,029	2,732,402		3,173,395	(1,966,449)		1,206,946

Total assets	1,825,371	2,023,390	717,041		4,565,802	(1,966,449)		2,599,353

LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION, AND STOCKHOLDERS’ (DEFICIT) EQUITY
Shareholder’s (Deficit) Equity
Legato
Ordinary shares	-	5	(5)	(I1)	-			-

Additional paid-in capital	-	-	2,014,487	(G1)	-			-
			(2,014,487)	(I1)
Accumulated deficit	-	(55,940)	(12,041)	(D)	-	27,787	(C2)	-
			67,981	(I1)		(27,787)	(I2)
Einride Group
Share capital	529	-	365	(I1)	1,165	(317)		848
			205	(L1)
			11	(M)
			21	(N)
			34	(O1)
Share premium	5,337,111	-	(149,123)	(E1)	8,158,194	20,251	(E2)	6,551,493
			(4,741)	(F)		(2,014,487)	(G2)
			194,424	(H1)		381,455	(H2)
			1,946,146	(I1)		317	(I2)
			407,988	(L1)		6,420	(L2)
			212,308	(M)		(658)	(O2)
			(21)	(N)
			214,102	(O1)
Foreign currency translation reserve	23,933	-			23,933			23,933
Accumulated deficit	(5,419,574)	-	6,228	(B)	(6,127,958)	(381,455)	(H2)	(6,480,630)
			12,041	(D)		27,787	(I2)
			(22,856)	(E1)		338	(L2)
			(194,424)	(H1)		658	(O2)
			(264,610)	(K)
			(30,663)	(L1)
			(214,102)	(O1)
Total shareholders’ (deficit) equity	(58,000)	(55,935)	2,169,269		2,055,334	(1,959,691)		95,643

Liabilities
Provisions	12,332	-			12,332			12,332
Loans and borrowings	12,180	-			12,180			12,180
Non-current lease liabilities	567,082	-			567,082			567,082
Other financial liabilities	128,381	-	(2,014,487)	(G1)	392,991			392,991
			2,014,487	(J)
			264,610	(K)
Deferred tax liabilities	593	-			593			593
Non-current trade and other payables	11,388	-			11,388			11,388
Total non-current liabilities	731,956	-	264,610		996,566	-		996,566
Loans and borrowings	4,060	-			4,060			4,060
Convertible debenture	207,716	-	(207,716)	(M)	-			-
Current lease liabilities	75,471	-			75,471			75,471
Other financial liabilities	4,603	-	613,261	(L1)	613,261	(6,758)	(L2)	606,503
			(4,603)	(M)
Trade and other payables	265,701	-			265,701			265,701
Liabilities associated with cash advances	354,842	-			354,842			354,842
Other liabilities	30,086	-			30,086			30,086
Deferred revenue	1,907	-			1,907			1,907
Deferred income—grants	60,243	-			60,243			60,243
Deferred underwriting commissions	-	64,838	(64,838)	(C1)	-			-
Accrued expenses	146,786	-	(38,455)	(E1)	108,331			108,331
Total current liabilities	1,151,415	64,838	297,649		1,513,902	(6,758)		1,507,144
Total liabilities	1,883,371	64,838	562,259		2,510,468	(6,758)		2,503,710

Commitments and contingencies
Ordinary shares subject to possible redemption, 20,125,000 shares at $10.87 per share	-	2,014,487	(2,014,487)	(J)	-			-

Total liabilities, ordinary shares subject to possible redemption, and shareholders’ (deficit) equity	1,825,371	2,023,390	717,041		4,565,802	(1,966,449)		2,599,353

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEAR ENDED DECEMBER 31, 2025

(SEK in thousands except share and per share data)	Einride (Historical)	Legato (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Revenue	457,840	-			457,840			457,840
Cost of sales	(672,479)	-			(672,479)			(672,479)
Selling expenses	(79,404)	-			(79,404)			(79,404)
General and administrative expenses	(300,217)	(10,194)	(194,424)	(BB1)	(718,937)	(381,455)	(BB2)	(1,099,734)
			(214,102)	(FF1)		658	(FF2)
Research and development expenses	(329,825)	-			(329,825)			(329,825)
Other operating income	30,513	87,703	(87,703)	(AA)	30,513			30,513
Other operating expenses	(30,590)	-	(30,663)	(DD1)	(61,253)	338	(DD2)	(60,915)
Operating (loss) income	(924,163)	77,509	(526,892)		(1,373,545)	(380,459)		(1,754,004)

Share of results of joint venture	1,430	-			1,430			1,430
Finance income – interest income	5,080	-			5,080			5,080
Finance income – other	1,403	-			1,403			1,403
Finance costs	(677,198)	-	27,825	(EE)	(649,373)			(649,373)
Net (losses) gains on financial assets or liabilities measured at fair value through profit or loss	(129,262)	-	(653,818)	(DD1)	(783,080)	7,204	(DD2)	(775,876)
(Loss) income before income tax	(1,722,710)	77,509	(1,152,885)		(2,798,085)	(373,255)		(3,171,340)

Income tax benefit	1,034	-	237,494	(CC1)	238,528	76,891	(CC2)	315,419

Net (loss) income	(1,721,676)	77,509	(915,391)		(2,559,557)	(296,364)		(2,855,921)

Exchange differences on translation of foreign operations	64,004	-			64,004			64,004
Total comprehensive (loss) income	(1,657,672)	77,509	(915,391)		(2,495,553)	(296,364)		(2,791,917)

Weighted average ordinary shares – basic and diluted	13,801,624	25,799,375			166,137,286			144,165,757

Net (loss) income per share – basic and diluted	(124.74)	3.00			(15.41)			(19.81)

Note 1. Basis of Presentation

Einride and Legato III have different fiscal period ends. The unaudited pro forma condensed combined balance sheet as of December 31, 2025, combines the historical consolidated statement of financial position of Einride as of December 31, 2025 and the historical balance sheet of Legato III as of November 30, 2025, on a pro forma basis as if the Business Combination had been consummated on December 31, 2025. The unaudited pro forma condensed combined statement of comprehensive loss for the years ended December 31, 2025, combines the historical consolidated statement of loss and other comprehensive loss of Einride for the year ended December 31, 2025 and the historical statement of operations of Legato III for the year ended November 30, 2025, on a pro forma basis as if the Business Combination had been consummated on January 1, 2025. The financial information of Legato III has not been adjusted to conform with Einride’s fiscal periods.

The unaudited pro forma condensed combined financial information is presented in SEK in thousands, which is the presentation currency of Einride and will be the presentation currency of the surviving entity following the Business Combination. Legato III’s historical financial information has been translated from USD to SEK in thousands for presentation in the unaudited pro forma condensed combined financial information, in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

●	The historical audited financial statements of Einride as of and for the year ended December 31, 2025;

●	The historical audited financial statements of Legato III as of and for the year ended November 30, 2025; and

●	Other information relating to Einride and Legato III included in this proxy statement/prospectus, including the description of the Business Combination Agreement and the transactions contemplated in connection therewith in “Proposal One — The Business Combination Proposal.”

The unaudited pro forma condensed combined financial information should also be read together with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Einride” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legato III”.

The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to provide an understanding of the Einride Group upon consummation of the Business Combination for illustrative purposes. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X which requires the depiction of the accounting for the transaction (“Transaction Accounting Adjustments”) and the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Einride Group has elected not to present Management’s Adjustments and is only presenting Transaction Accounting Adjustments in the preceding unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to reflect the pro forma adjustments that are directly attributable to the Business Combination.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by Legato III’s holders of Legato III Public Shares for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account that holds the proceeds from Legato III’s initial public offering consummated on February 8, 2024:

●	Assuming No Redemptions: This presentation assumes that no Legato III Public Shareholders exercise redemption rights with respect to the outstanding 20,125,000 Legato III Public Shares, that 553,471 of the 2,400,000 Founder Shares are assigned to one PIPE Investor, and that no remaining Founder Shares subject to forfeiture are forfeited upon consummation of the Business Combination.

●	Assuming Maximum Redemptions: This presentation assumes that all of the 20,125,000 Legato III Public Shares are redeemed for an aggregate redemption payment of SEK 2,014 million, based on an estimated per share redemption price of approximately SEK 100 per share ($10.87) that was calculated based on SEK 2,014 million ($219 million) in the Trust Account as of November 30, 2025, that 553,471 of the 2,400,000 Founder Shares are assigned to one PIPE Investor, and that 1,846,529 of the remaining Founder Shares subject to forfeiture are forfeited. The maximum redemption scenario is subject to the funds available in the Trust Account.

Einride Group and Legato III have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Einride’s management believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. Einride believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to Einride’s management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented. The applicable statutory tax rate was used for the requisite periods presented.

Note 2. US GAAP to IFRS Policy Adjustment

The historical consolidated financial statements of Einride have been prepared in accordance with IFRS in its presentation currency in thousands of the Swedish Krona. The historical financial statements of Legato III have been prepared in accordance with US GAAP in its presentation currency of the USD. The unaudited pro forma condensed combined financial information reflects IFRS, the basis of accounting used by Einride, and what will be used by the successor entity going forward.

The adjustment required to convert Legato III’s financial statements from US GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information is as follows:

Under US GAAP, public shares of Legato III common stock are classified as “Commitments and contingencies” within temporary equity because they are redeemable at the sole discretion of the Legato III Public Shareholders. As the Legato III Public Shareholders have the right to require Legato III to redeem their Legato III Public Shares and Legato III has an irrevocable obligation to deliver cash for such redemption, this is reclassified from temporary equity under US GAAP to “Other financial liabilities” under IFRS. This has the effect of decreasing temporary equity and increasing liabilities by SEK 2,014 million.

Note 3. Conforming Accounting Policies

During the preparation of the unaudited pro forma condensed combined financial information, management performed an initial review of the accounting policies of Einride and Legato III to determine if differences in accounting policies require reclassifications or adjustments. As a result of that review, management did not become aware of any material differences between the accounting policies of the two companies. When Einride’s management completes a final review of Legato III’s accounting policies, additional differences may be identified that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information. There was no reclassification adjustment required to conform Legato III’s financial statement presentation with that of Einride.

Note 4. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2025

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(A)	To reflect the reclassification of SEK 2,015 million of cash and marketable securities held in the Trust Account that becomes available upon consummation of the Business Combination.
(B)	To reflect the investment income accrued in the Trust Account subsequent to November 30, 2025, through the Closing Date, estimated at SEK 6 million.
(C1)	To reflect the cash payment of Legato III’s deferred underwriting commissions related to Legato III’s initial public offering in the amount of SEK 65 million. Note that this payment for the pro forma has been assumed to be paid in cash but may be paid through equity instruments which would have an impact on share capital and share premium.
(C2)	To reflect cash previously reserved for payment of Legato III’s deferred underwriting commissions that would be retained under the maximum redemption scenario. Note that this payment for the pro forma has been assumed to be paid in cash but may be paid through equity instruments which would have an impact on share capital and share premium.
(D)	To reflect the transfer of Legato III’s equity-classified public warrants to Einride and subsequent cancellation upon consummation of the Business Combination at historical value of SEK 12 million.
(E1)	To reflect the estimated payment of an aggregate SEK 210 million transaction costs expected to be incurred by Einride. These costs consist of advisory, banking, legal and accounting fees incurred as part of the Business Combination. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash and cash equivalents of SEK 210 million with a corresponding offset of SEK 149 million to share premium as they are directly related to the issuance of equity-classified instruments and a reduction of accrued expenses of SEK 38 million and accumulated deficit of SEK 23 million for all other such costs.
(E2)	To reflect the estimated reduction of transaction costs expected to be incurred by Einride under the maximum redemption scenario.
(F)	To reflect the estimated payment of an aggregate of SEK 5 million transaction costs expected to be incurred by Legato III. These costs consist of advisory, banking, legal and accounting fees incurred as part of the Business Combination. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash and cash equivalents of SEK 5 million with a corresponding offset of SEK 5 million to share premium as they are directly related to the issuance of equity-classified instruments.
(G1)	To reflect the reclassification of SEK 2,014 million of other financial liabilities related to approximately 20,125,000 Legato III Public Shares subject to redemption to additional paid-in capital, as the redemption right is removed at the date of the Business Combination.
(G2)	To reflect the maximum redemption of 20,125,000 Legato III Public Shares for aggregate redemption payments of SEK 2,014 million with a redemption price of approximately SEK 100 per share ($10.87). The redemption price is calculated as SEK 2,014 million ($219 million) in the Trust Account per the unaudited pro forma condensed combined balance sheet divided by 20,125,000 redeemable Legato III Public Shares outstanding. The cash available to fund the maximum redemption scenario consists primarily of the funds available in the Trust Account. The difference between the maximum redemption scenario and the amount accrued on the balance sheet has been recorded to retained earnings.

(H1)	To reflect the impact of IFRS 2, under the no redemption scenario, whereby the deemed cost of the shares and warrants issued by Einride in excess of the net assets of Legato III (which primarily consists of cash and marketable securities held in the Trust Account) is accounted for as share-based payment and reflected as an adjustment to accumulated deficit in the amount of SEK 194 million.
(H2)	To reflect the impact of IFRS 2, whereby the deemed cost of the shares and warrants issued by Einride in excess of the net assets of Legato III (which primarily consists of cash) is accounted for as share-based payment and reflected as a debit to accumulated deficit in the amount of SEK 381 million. This adjustment reflects the incremental amount required to reflect the IFRS 2 adjustment under the maximum redemption scenario.

(SEK in thousands)		Assuming No Redemptions	Assuming Maximum Redemptions
Fair value of Einride	[A]	12,426,885	12,426,885
Equity interest of Legato III shareholders in the combined company	[B]	15.2%	2.3%
Equity interest of PIPE investors in the combined company		8.5%	9.8%
Equity interest of Einride shareholders in the combined company		76.3%	87.9%

Deemed cost of shares issued by Einride to Legato III shareholders	[A]*[B]	1,888,366	282,247
Plus: warrants at $2.78 per warrant		264,610	264,610
Less: net assets of Legato III		(1,958,552)	29,022
Share-based payment		194,424	575,879

(1)	The fair value of Einride is the valuation of $1,350 million translated into SEK in thousands. The Einride valuation was lowered with a view towards minimizing redemptions in connection with the Business Combination and incentivizing potential PIPE Investors.
(2)	Legato III shareholder interest in the combined company derived from the number of shares outstanding at the Business Combination date as a percentage of the total shares of the combined company following the Stock Split.
(3)	The fair value of the Einride Warrants to be issued to Legato III shareholders is based on estimated $2.78 per warrant.
(4)	The net assets of Legato III derived from the unaudited pro forma condensed combined financial information as of November 30, 2025.
(5)	The difference in share-based payment between the no redemptions scenario and the maximum redemptions scenario is SEK 381 million.

(I1)	To reflect the adjustment required on consummation of the Business Combination Agreement whereby all remaining outstanding Legato III Ordinary Shares will be cancelled and automatically exchanged for Einride Ordinary Shares in the form of Einride ADSs. Accordingly, Legato III’s ordinary shares and additional paid-in capital will decrease by SEK 5 thousand and SEK 2,014 million, respectively, while accumulated deficit will increase by SEK 68 million, and Einride’s share capital and share premium will increase accordingly. Additionally, Einride’s share capital will reflect the increased par value of ordinary shares issued to Legato III shareholders.
(I2)	To reclassify Legato III retained earnings arising from the recovery of cash due to a decrease in underwriter commissions due under the maximum redemption scenario. Additionally, Einride’s share capital will reflect the change of par value of ordinary shares under the maximum redemption scenario.
(J)	To reflect the US GAAP to IFRS adjustment described in Note 2 to reclassify Legato III’s ordinary shares subject to possible redemption from temporary equity to other financial liabilities in the amount of SEK 2,014 million.
(K)	To reflect the issuance of liability-classified warrants as a result of the Business Combination. The fair value of the warrants is estimated at SEK 265 million.
(L1)

To reflect the accounting for the PIPE Investment, which is expected to result in the receipt of SEK 1,043 million. This amount is allocated between the fair value of the PIPE Warrants of SEK 613 million, which are recognized in other financial liabilities (current), and the residual amount of SEK 205 thousand and SEK 429 million, which are recognized in share capital and share premium, respectively.

Additionally, transaction costs allocated to the issuance of the PIPE Warrants are reflected as a reduction of cash and cash equivalent of SEK 31 million with a corresponding offset to accumulated deficit. Transaction costs allocated to the equity instruments are reflected as a reduction of cash and cash equivalent of SEK 21 million with a corresponding offset to share premium.

(L2)	To reflect the impact on other financial liabilities (current) due to the decrease of PIPE Warrants’ valuation under the maximum redemption scenario. Accordingly, changes in transaction costs allocated to the issuance of the PIPE Warrants and the equity instruments will impact share premium and accumulated deficit.
(M)	To reflect the conversion of convertible debentures into new shares of Einride based on the price of the securities issued in connection with the Business Combination. As a result, the balances of convertible debenture and associated embedded derivative recorded in other financial liabilities (current) will decrease by SEK 208 million and SEK 5 million, respectively, and Einride’s share capital and share premium will increase accordingly.
(N)	To reflect the exercise of vested in-the-money warrants and options upon the completion of the Business Combination. As a result, Einride’s share capital will increase to reflect the ordinary shares issued to the vested in-the-money warrant and option holders.
(O1)	To reflect the vesting of and subscription for additional warrants and/or Einride Ordinary Shares by Roozbeh Charli and Lorne Abony upon consummation of the Business Combination. Accordingly, Einride’s share premium and accumulated deficit will increase to account for the share-based payments for the compensation shares which are also reflected in adjustment (FF1) for Unaudited Pro Forma Condensed Combined Statement of Comprehensive (Loss) Income. Einride’s share capital will increase to reflect the ordinary shares issued to Mr. Roozbeh and Mr. Abony with a corresponding increase to cash and cash equivalents for the par value paid for the Einride Ordinary Shares.
(O2)	To reflect the impact on share-based payments related to additional warrants and/or Einride Ordinary Shares by Roozbeh Charli and Lorne Abony due to the decrease of warrants and/or Einride Ordinary Shares’ valuation under the maximum redemption scenario. Accordingly, Einride’s share premium will decrease with a corresponding increase to accumulated deficit.

Note 5. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss for the Year Ended December 31, 2025

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(AA)	To reflect the elimination of interest income related to the marketable securities held in the Trust Account.
(BB1)	To reflect the excess of the consideration of Einride Ordinary Shares and Einride Warrants issued by Einride over the net assets acquired from Legato III as part of the Business Combination accounted for as share-based payment under IFRS 2 assuming no redemptions.
(BB2)	To reflect the excess of the consideration of Einride Ordinary Shares and Einride Warrants issued by Einride over the net assets acquired from Legato III as part of the Business Combination accounted for as share-based payment under IFRS 2 assuming maximum redemptions.
(CC1)	To reflect the cumulative impact of income statement transactions on income tax (benefit)/expense using the applicable statutory tax rate for the corresponding period presented, assuming no redemptions.
(CC2)	To reflect the cumulative impact of income statement transactions on income tax (benefit)/expense using the applicable statutory tax rate for the corresponding period presented, assuming maximum redemptions.
(DD1)	To reflect the adjustment related to the PIPE Warrants which are classified as other current liabilities (current) at fair value through profit or loss. This includes the immediate expensing of transaction costs allocated to the issuance of the warrants. For the purpose of this pro forma, it is assumed that no warrants are exercised during the period resented.
(DD2)	To reflect the adjustment related the PIPE Warrants which are classified as other current liabilities (current) at fair value through profit or loss under the maximum redemption scenario. This includes the impact on transaction costs allocated to the issuance of the warrants. For the purpose of this pro forma, it is assumed that no warrants are exercised during the period resented.
(EE)	To reflect the conversion of convertible debentures into new shares of Einride based on the price of the securities issued in connection with the Business Combination. As a result, interest expense related to convertible debentures recorded during the period is removed.
(FF1)	To reflect the vesting of additional warrants and/or Einride Ordinary Shares by Roozbeh Charli and Lorne Abony upon consummation of the Business Combination. Accordingly, general and administrative expenses will increase by the share-based payments related to the compensation.
(FF2)	To reflect the impact on share-based payments related to additional warrants and/or Einride Ordinary Shares by Roozbeh Charli and Lorne Abony due to the decrease of warrants and/or Einride Ordinary Shares’ valuation under the maximum redemption scenario.

Note 6. Pro Forma Net (Loss) Income per Share

Represents the consolidated net (loss) income per share calculated using the weighted average shares outstanding, and the issuance of additional Einride shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2025. As the Business Combination and related transactions are being reflected as if they had occurred as of January 1, 2025, the calculation of weighted average shares outstanding for basic and diluted net (loss) income per share assumes that the Einride Ordinary Shares issuable relating to the Business Combination have been outstanding for the entire period presented. The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption by Legato III’s Public Shareholders of Legato III Public Shares for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account for the year ended December 31, 2025:

	Year Ended December 31, 2025
(SEK in thousands, except share and per share data)	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net (loss) income attributable to Einride	(2,559,557)	(2,855,921)
Weighted average common stock outstanding - basic and diluted	166,137,286	144,165,757
Net (loss) income per common stock - basic and diluted	(15.41)	(19.81)

(1)	For purposes of calculating weighted average number of shares outstanding, the effect of outstanding warrants and unvested share-based payment was not considered in the calculation of diluted (loss) income per share, since the inclusion of such warrants and unvested share-based payment would be anti-dilutive.

The following summarizes the number of Einride Ordinary Shares outstanding under the two redemption scenarios:

	Assuming No Redemptions		Assuming Maximum Redemptions
	Shares	Ownership %	Shares	Ownership %
Legato III Public Shareholders	20,125,000	12.1%	-	0.0%
Initial Shareholders and Affiliates	4,932,779	3.0%	3,086,250	2.1%
BTIG Representative Shares	188,125	0.1%	188,125	0.1%
Total Legato III	25,245,904	15.2%	3,274,375	2.2%
PIPE Investors	14,188,891	8.5%	14,188,891	9.9%
Einride Shareholders	126,702,491	76.3%	126,702,491	87.9%
Total	166,137,286	100.0%	144,165,757	100.0%

MANAGEMENT OF LEGATO III

References in this section to “we,” “our” or “us” are to Legato III.

Directors, Executive Officers and Corporate Governance

Legato III’s current directors and executive officers are as follows:

Name	Age	Position(s) with the Company
Gregory Monahan	52	Chief Executive Officer and Director
Eric S. Rosenfeld	68	Chief SPAC Officer
Adam Jaffe	35	Chief Financial Officer, Secretary and Director
Brian Pratt	72	Director and Non-Executive Chairman of the Board
David D. Sgro	48	Director and Non-Executive Vice Chairman of the Board
Adam J. Semler	57	Director
John Ing	75	Director

The experience of our current directors and executive officers is as follows:

Gregory Monahan has served as our Chief Executive Officer and a member of our board of directors since our inception. He served as Chief Executive Officer and a member of the board of directors of Legato Merger Corp. II (“Legato II”) from November 2021 until its business combination with Southland Holdings LLC (“Southland”) in February 2023, and has continued to serve as a member of the board of directors of Southland since such time. Mr. Monahan has served as a Senior Managing Director of Crescendo Partners, L.P., a New York-based investment firm, since 2005 and as the Senior Portfolio Manager of Jamarant Capital, L.P. a private investment partnership, since January 2016. In addition, Mr. Monahan has served as Chief Executive Officer and a director of Legato Merger Corp. IV, a special purpose acquisition company that completed its initial public offering in January 2026, since September 2025. Mr. Monahan previously co-founded Bind Network Solutions, a consulting firm formed in 1998 and focused on network infrastructure and security. Mr. Monahan served on the board of directors of Absolute Software Corp, a provider of security and management for computer and ultra-portable devices, from December 2012 to July 2023. He also served as a director of Primo Water Corporation, a leading pure-play water solutions provider in North America, Europe and Israel, from June 2008 to May 2023. From June 2016 to May 2019, he was a director of BSM Technologies, a commercial fleet telematics provider. Mr. Monahan also served as a director of COM DEV International, a designer and manufacturer of space hardware from April 2013 to April 2016; ENTREC Corporation, a crane and heavy haul transportation company from May 2015 to May 2016; SAExploration Holdings, a geophysical services company offering seismic data acquisition services to the oil and gas industry from June 2013 to July 2016; O’Charley’s Inc., a multi-concept restaurant company from March 2008 to April 2012; and Bridgewater Systems, a telecommunications software provider from May 2009 to August 2011. Legato III believes Mr. Monahan is well-qualified to serve as a member of its board due to his experience and relationships and contacts.

Eric S. Rosenfeld has served as our chief SPAC officer since our inception and will provide key services in connection with locating and consummating an initial business combination. Since August 2017, he has served as chief executive officer of Allegro Merger Corp. (“Allegro”) and served as chairman of the board from August 2017 until April 2018. In addition, Mr. Rosenfeld has served as Chief SPAC Officer of Legato Merger Corp. IV since September 2025. He served as the chief SPAC officer of Legato II from its inception in July 2021 until it completed its business combination with Southland in February 2023. He served as the chief SPAC officer of Legato Merger Corp. (“Legato I”) from its inception in June 2020 until it completed its business combination with Algoma Steel (“Algoma”) in October 2021, and has served as a member of the board of directors of Algoma since such time. From May 2014 until its merger with NextDecade in July 2017, Mr. Rosenfeld served as the chairman of the board and chief executive officer of Harmony Merger Corp. (“Harmony”) and served as a member of the board of NextDecade from that time until June 2020. Mr. Rosenfeld served as chairman of the board and chief executive officer of Quartet Merger Corp. (“Quartet”) from its inception in April 2013 until its merger with Pangea Logistics (“Pangea”) in October 2014, and has served as a director of Pangaea since such time. Mr. Rosenfeld was chairman of the board and chief executive officer of Trio Merger Corp. from its inception in June 2011 until its merger with SAExploration (“SAE”) in June 2013 and served as a director of SAE from that time through July 2016. From April 2006 until its business combination with Primoris in July 2008, Mr. Rosenfeld served as the chairman of the board, chief executive officer and president of Rhapsody Merger Corp. and served as a director of Primoris from the completion of its business combination until May 2014. From its inception in April 2004 until its business combination with Hill International in June 2006, he was the chairman of the board, chief executive officer and president of Arpeggio Merger Corp. and served as a director of Hill International from the time of the business combination until June 2010. Mr. Rosenfeld has been the president and chief executive officer of Crescendo Partners, L.P. since its formation in November 1998. He has also been the senior managing member of Crescendo Advisors II LLC, the entity providing us with general and administrative services, since its formation in August 2000. From November 2018 until February 2023, Mr. Rosenfeld served as chairman emeritus of CPI Aerostructures, Inc. a NYSE American-listed company engaged in the contract production of structural aircraft parts for fixed wing aircraft and helicopters in both the commercial and defense markets. He became a director of CPI in April 2003 and served as chairman from January 2005 until November 2018.

Mr. Rosenfeld has served as a board member of Aecon Group Inc., a Toronto Stock Exchange listed provider of construction and infrastructure development services, since June 2017. Mr. Rosenfeld served as a board member of Canaccord Genuity Group Inc, a Toronto Stock Exchange listed investment bank, from August 2020 until March 2021.

Prior to forming Crescendo Partners, Mr. Rosenfeld had been managing director at CIBC Oppenheimer and its predecessor company Oppenheimer & Co., Inc. since 1985. He was also chairman of the board of Spar Aerospace Limited, a company that provides repair and overhaul services for aircraft and helicopters used by governments and commercial airlines, from May 1999 through November 2001, until its sale to L-3 Communications. He served as a director of Hip Interactive, a Toronto Stock Exchange-listed company that distributed and developed electronic entertainment products, from November 2004 until July 2005. Mr. Rosenfeld also served as a director of AD OPT Technologies Inc., which was a Toronto Stock Exchange-listed company from April 2003 to November 2004, when it was acquired by Kronos Inc. Mr. Rosenfeld also served as a director and head of the special committee of Pivotal Corporation, a Canadian-based customer relations management software company that was sold to Chinadotcom in February 2004. He was a director of Sierra Systems Group, Inc., a Toronto Stock Exchange-listed information technology, management consulting and systems integration firm based in Canada from October 2003 until its sale in January 2007. From October 2005 through March 2006, Mr. Rosenfeld was a director of Geac Computer Corporation Limited, a Toronto Stock Exchange and NASDAQ-listed software company, which was acquired by Golden Gate Capital. He was also a director of Emergis Inc., a Toronto Stock Exchange-listed company that enables the electronic processing of transactions in the finance and healthcare industries, from July 2004 until its sale to Telus Corporation in January 2008. Mr. Rosenfeld also served on the board of Matrikon Inc. a Toronto Stock Exchange-listed provider of solutions for industrial intelligence, from July 2007 until its sale to Honeywell International, Inc. in June 2010. He was also a member of the board of Dalsa Corporation, a Toronto Stock Exchange-listed company that designs and manufactures digital imaging products, from February 2008 until its sale to Teledyne in February 2011. From October 2005 until its final liquidation in December 2012, he was the chairman of the board of Computer Horizons Corp., quoted on the OTCBB, that, before the sale of the last of its operating businesses in February 2007 (at which time it was NASDAQ-listed), provided information technology professional services with a concentration in sourcing and managed services. From December 2012 until December 2019, Mr. Rosenfeld served as a board member of Absolute Software Corporation, a Toronto Stock Exchange listed provider of security and management for computers and ultra-portable devices. From June 2008 until May 2023, Mr. Rosenfeld served as a board member and lead independent director of Primo Water Corp (formerly Cott Corporation), a NYSE-listed beverage company.

Mr. Rosenfeld is an adjunct professor at Columbia Business School and Tulane Law School and has served on numerous panels at Queen’s University Business Law School Symposia, McGill Law School, the World Presidents’ Organization and the Value Investing Congress. He is a senior faculty member at the Director’s College. He has been a guest lecturer at Brown University and Tulane Law School. He has also been a guest host on CNBC.

Adam H. Jaffe has served as our chief financial officer and secretary since our inception and as a member of our board of directors since January 2024. Mr. Jaffe has served as Chief Financial Officer of Allegro since April 2018, and as Chief Financial Officer and a director of Legato Merger Corp. IV since September 2025. Mr. Jaffe joined Crescendo Partners, LP in February 2018 as the fund’s controller and Chief Compliance Officer, and currently serves as Chief Financial Officer. Mr. Jaffe has also served as the Chief Financial Officer and Chief Compliance Officer for Jamarant Capital, L.P., an investment firm founded in 2015, since 2018. He served as the chief financial officer of Legato II from its inception in July 2021 until it completed its business combination with Southland in February 2023. He served as the chief financial officer and secretary of Legato I from its formation in June 2020 until its merger with Algoma in October 2021. From June 2021 to November 2022, Mr. Jaffe served on the board of BZAM (formerly The Green Organic Dutchman), a CSE-listed Canadian Cannabis company. Prior to joining Crescendo Partners LP, Mr. Jaffe was the Senior Fund Accountant for the real estate private equity fund, GTIS Partners LP, from September 2016 to February 2018. While at GTIS Partners, Mr. Jaffe focused on the development of residential homes, land development, and single-family homes for rental properties across the United States and Brazil. From September 2014 to September 2016, Mr. Jaffe worked at EisnerAmper LLP. Mr. Jaffe is a New York State Certified Public Accountant (CPA).

Brian Pratt has served as a member of our board of directors and non-executive chairman of the board since November 2023. Since September 2025, Mr. Pratt has served as a director and the Non-Executive Chairman of the Board of Legato Merger Corp. IV. He served as the non-executive chairman of the board of Legato II from November 2021 until it completed its business combination with Southland in February 2023 and served as a member of the board of directors of Southland until May 2024. Mr. Pratt served as non-executive chairman of the board of Legato I from August 2020 until its merger with Algoma in October 2021 and served as a member of the board of directors of Algoma from October 2021 until March 2023. Mr. Pratt served as Chairman of Primoris Services Corp from July 2008 until May 2019 and as a Director from July 2008 to February 2020. He served as Primoris’ President and Chief Executive Officer from July 2008 to October 25, 2015. Mr. Pratt has been managing his personal investments since leaving Primoris. From 1983 through July 2008, he served as the President, Chief Executive Officer and Chairman of the Board of Primoris’ predecessor entity, ARB, Inc. Mr. Pratt has over 35 years of hands-on operations and management experience in the construction industry. Legato III believes Mr. Pratt is well-qualified to serve as a member of its board due to his experience and relationships and contacts.

David D. Sgro has served as a member of our board of directors since our inception and non-executive vice chairman of the board since November 2023. He has served as chief operating officer of Allegro Merger Corp. since August 2017 and its chairman of the board since April 2018 and served as its Chief Financial Officer from November 2017 until April 2018. In addition, since September 2025, Mr. Sgro has served as a director and the Non-Executive Vice Chairman of the Board director of Legato Merger Corp. IV. He served as a member of the board of directors of Legato II from inception until its business combination with Southland in February 2023 and served as its Chief Executive Officer from its inception to November 2021. He served as the chief executive officer and a member of the board of directors of Legato I from its inception in June 2020 until it completed its business combination with Algoma in October 2021 and served as a member of the board of directors of Algoma until October 2025. Mr. Sgro served as Harmony Merger Corp.’s chief operating officer and secretary since its inception in May 2014 until its merger with NextDecade in July 2017 and as a director from May 2014 to August 2016 and then again from its merger with NextDecade until June 2018. Mr. Sgro served as Quartet Merger Corp.’s chief financial officer, secretary and a member of its board of directors from April 2013 until its merger with Pangaea in October 2014 and has served as a director of Pangaea since such time. Mr. Sgro served as Trio Merger Corp.’s chief financial officer, secretary, and a member of its board of directors from its inception in June 2011, until its merger with SAE in June 2013 and served as a director of SAE from that time through July 2016. From April 2006 to July 2008, Mr. Sgro served as the chief financial officer of Rhapsody Acquisition Corp. and from July 2008 to May 2011, Mr. Sgro served as a director of Primoris. Mr. Sgro also served as a Senior Managing Director of Crescendo Partners, L.P. from December 2014 to December 2021, and held numerous other positions with Crescendo Partners during that time period. Mr. Sgro has served as the director of research for Jamarant Capital, L.P., a private investment partnership, since January 2016. Mr. Sgro also served as chairman of the board of Hill International Inc. from August 2016 to December 2022 when it was acquired by Global Infrastructure Solutions Inc. for $3.40 per share. Mr. Sgro served on the boards of BSM Technologies, Inc., a TSX listed GPS enabled fleet management service provider from July 2016 until its sale to Geotab in June 2019; Bridgewater Systems, Inc., a TSX listed telecommunications software company, from June 2008 until its sale to Amdocs in August 2011; Imvescor Restaurant Group, a TSX listed restaurant franchisor, from March 2016 until its sale to MYR Group in February 2018; and COM DEV International Ltd., a global designer and manufacturer of space hardware from April 2013 to February 2016. From August 2003 to May 2005, Mr. Sgro attended Columbia Business School. From June 1998 to May 2003, he worked as an analyst and then senior analyst at Management Planning, Inc., a firm engaged in the valuation of privately held companies. Simultaneously, Mr. Sgro worked as an associate with MPI Securities, Management Planning, Inc.’s boutique investment banking affiliate. In 2001, Mr. Sgro became a Chartered Financial Analyst (CFA) Charterholder. Mr. Sgro is a regular guest lecturer at Columbia Business School and an adjunct faculty member of The College of New Jersey. Legato III believes Mr. Sgro is well-qualified to serve as a member of the board due to his public company experience and operational experience.

Adam J. Semler has served as a member of our board of directors since November 2023. He has served as a member of the board of directors of Allegro since April 2018. In addition, since September 2025, Mr. Semler has served as a director of Legato Merger Corp. IV. He served as a member of the board of directors of Legato II from November 2021 until it completed its business combination with Southland in February 2023. Mr. Semler served as a member of Legato I’s board of directors from August 2020 until its merger with Algoma in October 2021. Mr. Semler served as a member of Harmony’s board of directors from July 2014 until its merger with NextDecade. Mr. Semler joined York Capital Management, LLC, an investment management fund, in 1995 and held several positions with the firm, most recently holding the position of chief operating officer and member of its managing partner until he retired in December 2011. While at York Capital Management, he was responsible for all financial operations of the firm. During this time, he also served as chief financial officer and secretary of York Enhanced Strategies Fund, LLC, a closed ended mutual fund. Previously, he was at Granite Capital International Group, an investment management firm, where Mr. Semler was responsible for the accounting and operations function for its equity products. He also previously worked as a senior accountant at Goldstein, Golub, Kessler & Co., where Mr. Semler specialized in the financial services industry, as well as a senior accountant at Berenson, Berenson, Adler. Mr. Semler has also served on the Board of Hebrew Public, a not for profit charter school network, since May 2015. Mr. Semler is a C.P.A. Legato III believes Mr. Semler is well-qualified to serve as a member of the board due to his financial and accounting expertise as well as his experience with prior blank check companies.

John Ing has served as a member of our board of directors since November 2023. Mr. Ing has served as the President and Chief Executive Officer of Maison Placements Canada, an independent, Toronto-based IIROC investment dealer providing a comprehensive array of financial services to institutional investors and small to midsize corporate clients, since 1985. In addition, since September 2025, Mr. Ing has served as a director of Legato Merger Corp. IV. Mr. Ing served as a member of the board of directors of Legato II from November 2021 until it completed its business combination with Southland in February 2023. Mr. Ing served as a member of Legato I’s board of directors from November 2020 until its merger with Algoma in October 2021. Throughout his four decade career, Mr. Ing has been an advocate of gold investment and authored numerous articles on the subject, appearing regularly in the media and giving speeches around the world. He is a recipient the Robert Elvers Mineral Economics Award, awarded in 2014 by the Canadian Institute of Mining, Metallurgy and Petroleum. Mr. Ing started his career with Jones Heward & Company in Montreal in 1969. He then joined Mead Company in 1972 and moved to Pitfield Mackay Ross in 1980 which was acquired by Dominion Securities in Toronto. Mr. Ing has served on numerous industry committees and on the Toronto Stock exchange Stock List Committee as its Chairman from 1993 to 2007. He is a member of the CFA Society Toronto, the Toronto Mineral Analyst Group, the Canadian Institute of Mining and metallurgy, Phi Kappa Pi and the Cambridge Club. Mr. Ing is a director of Aequitas Innovations Inc, parent of the NEO Stock Exchange. Legato III believes Mr. Ing is well-qualified to serve as a member of the board due to his significant leadership and management experience.

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a three-year term. The term of office of the first class of directors, consisting of John Ing and Adam Jaffe, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Adam Semler and Gregory Monahan, will expire at the second annual meeting of shareholders. The term of office of the third class of directors, consisting of David Sgro and Brian Pratt, will expire at the third annual meeting of shareholders.

Director Independence

NYSE American listing standards require that a majority of our board of directors be independent, subject to certain phase-in provisions. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of Brian Pratt, David Sgro, Adam Semler and John Ing are “independent directors” as defined in the NYSE American listing standards and applicable SEC rules.

Legato III’s independent directors have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

No executive officer has received any cash compensation for services rendered to Legato III. From the Legato III IPO to the acquisition of a target business or Legato III’s liquidation of the Trust Account, Legato III will pay Crescendo Advisors II, LLC. up to $20,000 per month for providing Legato III with office space and certain office and secretarial services. However, this arrangement is solely for Legato III’s benefit and is not intended to provide Legato III’s officers or directors compensation in lieu of a salary.

We are not party to any agreements with Legato III’s officers and directors that provide for benefits upon termination of employment.

Audit Committee

In connection with the Legato III IPO, Legato III established an audit committee of the board of directors. Adam Semler, John Ing and David Sgro are the members of the audit committee, each of whom is an independent director.

Each member of the audit committee is financially literate, and Legato III’s board of directors has determined that each of Adam Semler and David Sgro qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Responsibilities of the audit committee include:

●	the appointment, compensation, retention, replacement and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by Legato III;

●	pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by Legato III, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent registered public accounting firm all relationships the auditors have with Legato III in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent registered public accounting firm and Legato III’s legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding Legato III’s financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

In connection with the Legato III IPO, Legato III established a compensation committee of the board of directors. The members of Legato III’s Compensation Committee are David Sgro, Brian Pratt and John Ing. Legato III also adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to Legato III’s Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of the Chief Executive Officer based on such evaluation;

●	reviewing and approving the compensation of all of Legato III’s other officers;

●	reviewing Legato III’s executive compensation policies and plans;

●	implementing and administering Legato III’s incentive compensation equity-based remuneration plans;

●	assisting management in complying with Legato III’s proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for Legato III’s officers and employees;

●	producing a report on executive compensation to be included in Legato III’s annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE American and the SEC.

Director Nominations

In connection with the Legato III IPO, Legato III established a nominating committee of the board of directors, which consists of John Ing, Adam Semler and David Sgro, each of whom is an independent director under the NYSE American’s listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on Legato III’s board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background, integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.

Code of Conduct and Ethics

Legato III has adopted a code of conduct and ethics applicable to its directors, officers and employees in accordance with applicable federal securities laws. Legato III’s Code of Ethics was filed as an exhibit to the Legato III IPO registration statement. You may review these documents by accessing Legato III’s public filings at the SEC’s web site at www.sec.gov. In addition, Legato III will provide a copy of the Code of Ethics without charge upon request. Legato III will disclose any amendments to or waivers of certain provisions of its Code of Ethics in a Current Report on Form 8-K. See “Where You Can Find Additional Information.”

Insider Trading Policy

Legato III has an insider trading policy governing the purchase, sale, and other dispositions of its securities that applies to its directors, officers, employees, and consultants. The policy generally prohibits the purchase, sale or trade of our securities with the knowledge of material non-public information. We believe our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to our company.

MANAGEMENT FOLLOWING THE BUSINESS COMBINATION

References in this section to “we,” “our,” “us,” “Einride,” and the “Company” generally refer to Einride and its consolidated subsidiaries, prior to the merger and its consolidated subsidiaries after giving effect to the merger.

Management and Board of Directors

The following persons are expected to serve as Einride’s executive officers and directors immediately after the consummation of the Business Combination. The biographical information concerning the executive officers and directors has been set forth as below as of the date of this proxy statement/prospectus.

Name	Age	Position
Executive Officers:
Roozbeh Charli	42	Chief Executive Officer and Director
Anubhav Verma	40	Chief Financial Officer
Viveka Linander Waldenor	40	General Counsel
Henrik Green	53	Chief Technology Officer and General Manager of Autonomous Technologies
David Hallgren	44	General Manager of Electric Mobility
Non-Executive Directors:
Robert Falck	44	Chairman of the Board
Ted Persson	48	Director
Karin Markides	74	Director
Eric S. Rosenfeld	68	Director
Gregory Monahan	52	Director
Gary Hicok	60	Director
General (Ret.) Keith B. Alexander	76	Director

Executive Officers

Roozbeh Charli has served as the Chief Executive Officer of Einride since May 2025, and is expected to continue in that role and serve as a director of Einride following the Closing. Prior to his appointment as Chief Executive Officer, Mr. Charli served as Einride’s Deputy Chief Executive Officer and Chief Operating Officer from July 2023 to May 2025, Chief Financial Officer from June 2020 to September 2023, and Head of Finance and M&A from March 2020 to June 2020. During his tenure at Einride, Mr. Charli has helped to raise more than $400 million in equity financing and $300 million in debt financing and oversaw Einride’s expansion into six new countries, growing the workforce from approximately 70 employees to more than 500 employees. Before joining Einride, Mr. Charli served as the Chief Operating Officer of Billhop AB, a Swedish payment service company, from May 2015 to March 2020, where he led the Billhop AB’s business development and commercial efforts and was responsible for its international expansion into the United Kingdom and the establishment of distribution partnerships with global commercial banks. Between July 2010 and May 2015, Mr. Charli was an analyst and associate at Lazard Inc., a financial advisory and asset management firm, where he was involved in various public and private transactions. Mr. Charli also serves as a board member for several entities, including Einride Technologies Norway AS, Einride Norway AS, Einride MidCo AB, Einride Autonomous Technologies AB, Einride Holding AB, and Einride Sweden AB. Additionally, Mr. Charli holds the position of Treasurer for Einride US Inc., Einride Inc., and Einride Logistics Inc. Mr. Charli earned his Master of Science in Economics and Business Administration, with a focus in Accounting and Financial Management, from the Stockholm School of Economics in 2010.

Anubhav Verma has served as the Chief Financial Officer of Einride since January 2026, and is expected to continue in that role following the Closing. He brings over 16 years of global experience in capital markets, mergers and acquisitions, and strategic finance for public and privately listed companies. Prior to his appointment as Chief Financial Officer of Einride, Mr. Verma served as the Chief Financial Officer of MicroVision, a LiDAR technology company, from November 2021 to December 2025. During his tenure at MicroVision, he led the expansion of the company’s deep tech software capabilities across U.S. and EU markets, successfully broadening the company’s reach across the automotive, industrial, and defense tech sectors, while scaling manufacturing operations in Europe and the U.S. to support commercial growth. From October 2016 to November 2021, Mr. Verma was the Senior Vice President of Finance at Exela Technologies, a global leader in business process automation, where he led several growth initiatives in M&A and capital markets, most notably a $2.8 billion SPAC reverse merger. From November 2013 to October 2016, he was an Investment Professional of HandsOn Global Management, a family office, driving end-to-end M&A deals including post-merger integration along with several rounds of capital market financings. From July 2009 to October 2013, he advised several Fortune 500 companies as an Investment Banker at Credit Suisse in their New York and Mumbai offices. Mr. Verma received a Bachelor of Technology degree in engineering and a Masters of Technology degree in engineering from the Indian Institute of Technology, Bombay in 2009.

Viveka Linander Waldenor has served as General Counsel of Einride since January 2021, and is expected to continue in that role following the Closing. With approximately 15 years of experience working as legal counsel, Ms. Linander Waldenor has established Einride’s legal function and oversees all the legal matters for Einride. Prior to joining Einride, Ms. Linander Waldenor served as the Head of Legal Europe and Head of Legal Europe, Americas, IMEA at Daniel Wellington, a Swedish watch company, from May 2019 to January 2021, where she supported the Daniel Wellington’s expansion into new markets. From June 2017 to May 2019, Ms. Linander Waldenor was the General Counsel of Björn Borg AB, a Swedish fashion brand, where she negotiated and drafted complex commercial contracts, was responsible for corporate governance matters, including compliance with Nasdaq Stockholm requirements, managed disputes and oversaw trademark and brand protection. Between January 2016 and June 2017, Ms. Linander Waldenor served as the sole Legal Counsel at Nordnet Pension at Nordnet Bank. Prior to that, from January 2011 to January 2016, Ms. Linander Waldenor served as Manager of the Banking and Finance Department at Advokatfirman Vinge KB, one of Sweden’s largest law firms, where she advised Swedish and international clients on various financing transactions, and completed a secondment as a legal consultant at the European Investment Bank, focusing on cross-border loan agreements for project financing. Ms. Linander Waldenor obtained her PG Diploma in International Finance Law from Queen Mary University of London in 2010, and her Master of Laws at Stockholm University in 2011.

Henrik Green has served as Einride’s Chief Technology Officer since May 2025 and General Manager of Autonomous Technology since October 2023, and is expected to continue in these roles following the Closing. Since April 2023, Mr. Green has served as an Advisor to the Chief Executive Officer of Smart Eye, a Swedish AI company,. Mr. Green brings over 25 years of experience working in the product, technology and sustainability sector within mobility. Prior to joining Einride, from September 1996 to September 2023, Mr. Green served in various roles at Volvo Cars. Mr. Green most recently served as Head of Advanced Technology and Sustainability at Volvo Cars, where he drove the development and strategy of electrified vehicles and autonomous technology. Mr. Green also previously held the Chief Technology Officer and Chief Product Officer positions, along with a range of other strategy, research and product roles at Volvo Cars. Since October 2023, Mr. Green has been serving as chair of the board for Repli5, a company using generative AI to train computer vision models. Mr. Green currently serves as a board member for several other companies, including Borecole AB, Henrik Green AB, Kale Garde Brewery AB, and Odgard Andersson AB. Mr. Green has also served on the board of various other companies: chairman and a member of the board of directors of Volvo Cars Technology Fund from December 2021 to February 2023, chairman of the board of directors of HaleyTek AB from May 2021 to February 2023, and chairman of the board of directors of Zenseact from March 2019 to November 2020, a member of the board of directors of Zenuity from January 2017 to September 2020, and a member of the board of directors of Polestar Performance AB & Polestar Holding AB from February 2017 to July 2019. Mr. Green obtained his Master of Science in Computer Engineering from Chalmers University of Technology in 1996. Mr. Green completed an Executive Program focusing on leadership strategy in transformation at MIT Sloane Executive Education, and another Executive Program at Singularity University, Santa Clara in 2019.

David Hallgren has served as the General Manager of Electric Mobility at Einride since August 2022, and is expected to continue in that role following the Closing. Prior to this role, Mr. Hallgren worked at Business Sweden, a business consulting company jointly owned by the Swedish government and the Swedish private business sector, where he served as Country Manager of China from October 2016 to January 2020, and as Vice President of Asia-Pacific from January 2020 to September 2022. During his career at Business Sweden, Mr. Hallgren also served as Sweden’s Trade & Investment Counselor to China at the Swedish Embassy in Beijing. From September 2007 to September 2016, Mr. Hallgren was a Senior Manager for Business Strategy at Accenture. Mr. Hallgren graduated from Chalmers University of Technology in 2007 with a Master of Science in Engineering Physics and obtained a degree in Japanese from Tokyo Gakugei University in 2006.

Non-Executive Directors

Robert Falck has served as our Executive Chairman of the Board since May 2025, and is expected to continue in that role following the Closing. Mr. Falck is the founder of Einride and served as Einride’s Chief Executive Officer from its founding in September 2016 until May 2025, leading the development and commercialization of Einride’s electric and autonomous freight technology platform. Prior to founding Einride, Mr. Falck held several leadership roles at Volvo Group, including Director of Manufacturing Engineering Assembly at Volvo GTO Powertrain from April 2014 to September 2016, Head of Process & System at Volvo GTO Powertrain from February 2013 to March 2014, and Project Manager at Volvo Trucks, European Manufacturing Process from August 2011 to January 2013. Mr. Falck holds a Bachelor of Economics and a Bachelor of Business Administration from the School of Business, Economics and Law at the University of Gothenburg and an integrated Bachelor’s and Master’s degree in Mechanical Engineering (Civilingenjör) from Chalmers University of Technology.

Ted Persson has served as a director of Einride since September 2019, and is expected to continue to serve as director of Einride following the Closing. Mr. Persson has been an active part of the Nordic startup ecosystem since the late 1990s. Mr. Persson co-founded EQT Ventures, a venture capital firm, in 2015, where he served as Operating Partner from February 2015 to March 2019, and has been serving as a Partner since March 2019. He leads the fund’s DeepTech practice, focusing on investments across robotics, simulation, advanced AI, quantum computing, and other emerging technologies, as well as climate technologies, and also invests in design-centric companies. Prior to EQT Ventures, Mr. Persson was a founding partner of The North Alliance, a leading Scandinavian communications and technology agency network, where he led investments into two companies and oversaw a network consisting of 12 agencies and approximately 800 employees. In January 2013, Mr. Persson co-founded Our/Vodka, a global vodka brand, and worked at the company from inception to December 2015. From January 2014 to November 2015, Mr. Persson served as Chief Product Officer and Head of Marketing at Wrapp, a digital retail startup, where he led the product strategy, design and marketing for the company. Mr. Persson also co-founded and served as Global Chief Creative/Design/Innovation Officer of Great Works, one of Scandinavia’s leading digital marketing agencies, from 2002 to December 2013, where he led the agency’s creative and design team, assisted in establishing global offices, and coached startups and technology companies. In July 2007, Mr. Persson co-founded Lociloci, one of the first friend finder services in Europe, and served as a board member until July 2010. In August 2006, Mr. Persson co-founded Cloudo AB, a cloud, information technology and communications company, where he served as CEO and CPO until May 2010. Mr. Persson currently serves as a board member for several companies, including Odyssey, 1X, Evroc, Origin.Bio, Sana Labs, Kive, Seeqc, Frontify, Heart Aerospace, and Varjo. Mr. Persson has also previously served as a board member at Juni, Baffin Bay Networks, Silexica, 3D Hubs, and Scrive. In addition, Mr. Persson served as an advisor to the Program Steering Committee, Digital Media Creative at Hyper Island between February 2014 to February 2022.

Karin Markides has served as a director of Einride since 2018, and is expected to continue to serve as a director of Einride following the Closing. Since June 2023, Ms. Markides has served as President and Chief Executive Officer of the Okinawa Institute of Science and Technology. She has also served in leadership roles across the following universities: President of the American University of Armenia from July 2019 to December 2022, President and Chief Executive Officer from August 2006 to July 2015, and Senior Advisor to the President from August 2015 to January 2017, of Chalmers University of Technology, and Chairman of Danish Technical University from January 2021 to December 2024. Ms. Markides also served as a board member at Perstorp Holding AB, a manufacturer of specialty chemicals, from 2010 to 2022, and at the Swedish Knowledge Foundation from 2016 to 2022. In addition, Ms. Markides is a lifetime elected member of the Royal Swedish Academy of Sciences (KVA) and the Royal Swedish Academy of Engineering Sciences (IVA). Ms. Markides received her Bachelor of Science in Mathematics, Geology and Geography from the University of Stockholm, Sweden, in 1973. She also earned her Master’s in Chemistry in 1975 and her Ph.D. in Analytical Chemistry in 1984 from the University of Stockholm, Sweden.

Gary Hicok is expected to become a member of the Einride Board upon the Closing. Mr. Hicok has more than 25 years of executive leadership and autonomous technology experience across large-scale global organizations and emerging AI-driven markets and has acquired deep engineering expertise. Since September 2025, Mr. Hicok has served as the Executive Chair of the board of directors for Utilidata, an AI-powered technology company. From September 1999 to April 2024, Mr. Hicok served in a variety of roles at NVIDIA (NASDAQ: NVDA), including as Senior Vice President of Automotive Hardware and Systems at NVIDIA, where he oversaw the NVIDIA DRIVE platforms used to develop self-driving vehicles, and as Senior Vice President of the Mobile Business Unit and Core Logic Business Unit, where he led the development of the Tegra processor platform for next-generation mobile and in-vehicle computing and helped to strengthen NVIDIA’s foundational platform architecture. Prior to NVIDIA, Hicok spent more than two decades at Evans and Sutherland, VLSI Technology and Cirrus Logic, where he served in a range of ASIC, architecture, marketing and system engineering roles. Mr. Hicok has authored 35 patents and earned his Bachelor of Science in electrical engineering from Arizona State University.

General (Ret.) Keith B. Alexander is expected to become a member of the Einride Board upon the Closing. In 2014, GEN (Ret.) Alexander founded IronNet, Inc., a cybersecurity technology company, and served as its Chief Executive Officer and President from 2014 to July 2023 and as a director and the Chairman from 2014 to February 2024. In addition, GEN (Ret.) Alexander served as the Commander of U.S. Cyber Command from 2010 to 2014 and was Director of the NSA and Chief of the Central Security Service from 2005 to 2014. He also served as a Deputy Chief of Staff for Intelligence, Department of the Army; Commanding General of the U.S. Army Intelligence and Security Command; Director of Intelligence for United States Central Command; and Deputy Director for Requirements, Capabilities, Assessments and Doctrine for the Joint Chiefs of Staff. He has served as a director of Amazon.com, Inc. (NASDAQ: AMZN) since September 2020, previously served as a director of CSRA, Inc., an information technology provider to the U.S. government, from 2015 until its acquisition by General Dynamics Corporation in April 2018, and has served as a director of Defense Prime Inc. since July 2023. GEN (Ret.) Alexander holds a B.S. degree from the United States Military Academy and an M.S. degree in Business Administration and Management from Boston University.

For biographical information concerning Gregory Monahan and Eric S. Rosenfeld, see “Management of Legato III — Directors, Executive Officers and Corporate Governance.”

Employment, Consulting and Advisory Agreements

Einride has entered into written employment agreements with each of its executive officers. These employment agreements are governed by the laws of Sweden. Other than David Hallgren’s employment agreement, which provides for a term of August 1, 2025 to July 31, 2026, the employment agreements provide for employment for an indefinite period unless Einride or the executive officer gives prior written notice to terminate such employment. The employment agreements provide for the compensation that Einride’s executive officers are entitled to receive, as well as benefits upon termination of service. Each employment agreement contains provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. The enforceability of the non-competition covenants is subject to limitations. Pursuant to the employment agreement with Viveka Linander Waldenor, Einride’s general counsel, Einride agreed to pay Ms. Linander Waldenor a bonus payment equal to SEK 540,000 upon signing of the Business Combination Agreement. In addition, the employment agreement with Roozbeh Charli, Einride’s chief executive officer and a director upon the Closing, compensates Mr. Charli with the right to subscribe for additional warrants and/or Einride Ordinary Shares, to the extent necessary and for no additional consideration, to ensure that Mr. Charli’s accumulated percentage ownership in Einride is equal to 2.0% of the Einride Shareholders’ percentage ownership in the post-closing company.

Einride has also entered into a consulting agreement, dated June 3, 2025, with Navisoptus AB, an entity controlled by Robert Falck, Einride’s Chairman. Pursuant to the consulting agreement, Mr. Falck, through Navisoptus AB, provides Einride with advisory and support services in connection with capital raising efforts and the development and execution of strategic partnerships. For its services, Navisoptus AB received compensation of SEK 1,500,000 for the first month of the engagement and has, and will continue to receive, SEK 125,000 per each subsequent month until termination. The consulting agreement provides for consultancy and advisory services for an indefinite period unless Einride or Navisoptus AB gives prior written notice to terminate such engagement.

On December 12, 2025, Einride entered into an advisory agreement with Gary Hicok, who will serve as a director of Einride upon the Closing. Pursuant to the advisory agreement, Mr. Hicok will provide certain technical consulting and executive advisory services to Einride. For these services, Mr. Hicok will receive a monthly fee of $8,000, which amount will be adjusted upon his appointment to the Einride Board, and an equity award equal to 0.25% of the issued and outstanding Einride Ordinary Shares as of the date of the agreement, which will be subject to certain vesting requirements and deducted from any equity compensation to be issued to Mr. Hicok following the Closing. The agreement has a term of 24 months from the effective date and may be terminated by Einride or Mr. Hicok for convenience with a notice period of three months.

On March 4, 2026, Einride entered into an advisory agreement with Overlord Investments, LLC, Series D, an entity controlled by General (Ret.) Keith B. Alexander, who will serve as a director of Einride upon the Closing. Pursuant to the agreement, GEN (Ret.) Alexander will oversee the establishment of Einride’s defense unit, support dialogue with potential partners, customers and stakeholders, and assist in setting the strategy and execution plan with respect to the defense unit. For his services, Einride will issue to GEN (Ret.) Alexander an equity award equal to 1.2% of the issued and outstanding Einride Ordinary Shares as of the date of the agreement, which will be subject to certain vesting requirements and deducted from any equity compensation to be issued to GEN (Ret.) Alexander following the Closing. The agreement has a term of 24 months from the effective date and may be terminated by Einride or Overlord Investments, LLC, Series D for convenience with a notice period of three months.

Board Composition

The Einride Board will initially consist of eight to nine directors immediately after the consummation of the Business Combination. The Amended Einride Articles provide that the Einride Board shall consist of three to 10 members, with not more than 10 alternate members. The Einride Board directs our policy and supervises the performance of our Chief Executive Officer and his actions. Our Board of Directors may exercise all powers that are not required under the Swedish Companies Act or under the Amended Einride Articles to be exercised or taken by Einride Shareholders.

Director Independence

The Board has determined that each of Ted Persson, Karin Markides, Eric S. Rosenfeld and Gregory Monahan will qualify as independent directors as defined under the listing rules of Nasdaq. In addition, we will be subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications and operations of the audit committee, as discussed below.

Board Oversight of Risk

One of the core functions of the Einride Board is to be informed to oversee our risk management process. We do not anticipate having a standing risk management committee, but rather anticipate administering this oversight function directly through the Einride Board as a whole, as well as through various standing committees of the Einride Board that address risks inherent in their respective areas of oversight.

Committees of the Board of Directors

The Einride Board will have an audit committee, a compensation committee and a nominations committee, and a charter will be adopted for each of the foregoing committees. Each committee’s members and functions are described below.

Audit Committee

The audit committee will consist of Eric S. Rosenfeld, Gregory Monahan and Karin Markides. Mr. Monahan will be the chairperson of the audit committee. Mr. Rosenfeld satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Rosenfeld, Mr. Monahan and Ms. Markides satisfies the requirements for an “independent director” within the meaning of applicable Nasdaq corporate governance rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The Einride Board intends, prior to or concurrently with the listing of the Einride ADSs and Einride Warrants on Nasdaq, to adopt a charter setting forth the responsibilities of the Audit Committee that complies with the Nasdaq corporate governance rules and include:

●	the appointment, compensation, retention and oversight of the work of the independent auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

●	evaluating the independent auditor’s qualifications, performance and independence on at least an annual basis;

●	pre-approving the audit services and non-audit services to be provided by the independent auditor before the firm is engaged to render such services;

●	reviewing and discussing with the Einride Board and the independent auditor the annual financial statements and quarterly financial statements, as well as any related earnings releases, prior to the filing of the annual report or public disclosure of such financial information;

●	overseeing the appointment, re-appointment and removal of the internal audit executive;

●	coordinating the Einride Board’s oversight of internal control over financial reporting;

●	reviewing Einride’s policies with respect to risk assessment and risk management and overseeing management of its enterprise risk, including risks associated with financial and regulatory developments and information technology, including cybersecurity and data privacy risks;

●	reviewing Einride’s compliance with laws and regulations, including any initiatives or major litigation or investigations that may have a material impact on its financial statements;

●	reviewing and approving or ratifying any related party transaction required to be disclosed prior to Einride entering into such transaction; and

●	reviewing with management and the independent auditor the Einride Code of Conduct and reviewing and reassessing the adequacy of the procedures in place to enforce the Code of Conduct.

Compensation Committee

The compensation committee will consist of [●], [●] and [●]. [●] will be the chairperson of the compensation committee. Each of [●], [●] and [●] satisfies the requirements for an “independent director” within the meaning of applicable Nasdaq corporate governance rules.

The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to Einride directors and executive officers. Einride’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Einride Board intends, prior to or concurrently with the listing of the Einride Ordinary Shares and Einride Warrants on Nasdaq, to adopt a charter setting forth the responsibilities of the compensation committee, which are consistent with the Nasdaq corporate governance rules and include::

●	reviewing and approving, or recommending to the board for its approval, the compensation for Einride’s chief executive officer and other executive officers;

●	reviewing and recommending to the Einride Board for determination with respect to the compensation of Einride’s non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs similar arrangements;

●	review and approve the implementation or revision of any clawback policy allowing Einride to recoup compensation paid to executive officers and other employees; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominations Committee

The nominations committee will consist of [●], [●] and [●]. [●] will be the chairperson of the nominations committee. Each of [●], [●] and [●] satisfies the requirements for an “independent director” within the meaning of applicable Nasdaq corporate governance rules.

The nominations committee will assist the Einride Board in selecting individuals qualified to become directors of Einride and in determining the composition of the Einride Board and its committees. The nominations committee will be responsible for, among other things:

●	selecting and recommending to the Einride Board nominees for election by Einride Shareholders or appointment by the Einride Board;

●	reviewing annually with the Einride Board the current composition of the board with regards to characteristics such as independence, knowledge, skills and experience;

●	making recommendations on the frequency and structure of Einride board meetings and monitoring the functioning of the committees of the Einride Board; and

●	advising the Einride Board periodically with regards to significant developments in the law and practice of corporate governance as well as compliance with applicable laws and regulations, and making recommendations to the Einride Board on all matters of corporate governance and on any remedial action to be taken.

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, Einride paid an aggregate of approximately SEK 23,780 thousand in cash and benefits to its executive officers as a group and an aggregate of approximately SEK 8,315 thousand in remuneration to its non-executive directors. For the year ended December 31, 2025, a total of 100,000 stock options and 975,000 warrants were granted to its executive officers.

For information regarding share awards granted to Einride directors and executive officers, see the section entitled “— Equity Incentive Plan.”

Code of Business Conduct

Einride has adopted a Code of Conduct applicable to its directors, officers and employees. Einride seeks to conduct business ethically, honestly, and in compliance with applicable laws and regulations. The Einride Code of Conduct sets out the principles designed to guide Einride business practices — compliance, integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce, including Chairperson and Chief Executive Officer and Chief Financial Officer. Relevant sections of the code also apply to members of the Einride Board. Einride expects its suppliers, contractors, consultants, and other business partners to follow the principles set forth in its code when providing goods and services to Einride or acting on Einride’s behalf.

Foreign Private Issuer Status

Einride is a limited liability company formed in 2016 under the laws of Sweden. After the consummation of the Business Combination, Einride will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. For so long as Einride qualifies as a foreign private issuer, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

Einride will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, Einride intends to publish its results on a half-yearly basis through press releases, distributed pursuant to Nasdaq listing rules. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information Einride is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Business Combination, Einride shareholders will receive less or different information about Einride than a shareholder of a U.S. domestic public company would receive.

As a “foreign private issuer,” as defined by the SEC, Einride is permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers other than with respect to certain voting and committee requirements. The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including Einride, to comply with various corporate governance practices. In addition, the Nasdaq rules provide that foreign private issuers may follow home country corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

As a foreign private issuer, Einride intends to follow home country practice in lieu of the following Nasdaq requirements:

●	Einride does not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive session, where only independent directors are present. The independent directors may choose to meet in executive session at their discretion.

●	Einride does not intend to follow Nasdaq Rule 5620(c), which requires a quorum for shareholder meetings of at least one-third of the outstanding shares.;

●	Einride does not intend to follow Nasdaq Rule 5635, which generally requires shareholder approval for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) below a specified minimum price.

Other than as discussed above, Einride intends to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. Einride may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq rules. Following its home country governance practices may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers.

Although Einride may rely on certain home country corporate governance practices, it must comply with Nasdaq’s Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, Einride must have an Audit Committee that satisfies Nasdaq Rule 5605(c)(3), which addresses Audit Committee responsibilities and authority and requires that the Audit Committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

Einride intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because Einride is a foreign private issuer, its directors and officers are not subject to short-swing profit obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 16 of the Exchange Act, Section 13 of the Exchange Act and related SEC rules.

Equity Incentive Plan

Einride plans to adopt the Equity Incentive Plan effective immediately prior to the Closing, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of its business. The maximum aggregate number of ordinary shares that may be issued under the Equity Incentive Plan will be equal to 7.5% of the total number of Einride Ordinary Shares outstanding as of immediately following the Closing, calculated on a fully-diluted basis assuming the conversion of all securities convertible into ordinary shares. In addition, the number of Einride Ordinary Shares authorized for issuance under the Equity Incentive Plan will be increased automatically, without further action of the Einride Board, on January 1st of each calendar year commencing on January 1, 2027 and ending on (and including) January 1, 2036, by a number of shares equal to the lesser of (i) 5% of the aggregate number of shares outstanding on December 31st of the immediately preceding calendar year, or (ii) a lesser number of shares determined by the Einride Board or its compensation committee prior to the relevant January 1st (which may be no shares).

The following paragraphs summarize the principal terms of the Equity Incentive Plan.

Type of Awards. The Equity Incentive Plan permits the awards of options restricted share units or other equity -based awards pursuant to the authorizations of the administrator under the Equity Incentive Plan.

Plan Administration. The Einride Board or a committee of one or more members of the Einride Board (or such other administrator to which such committee delegates all of its authority) administers the Equity Incentive Plan. The administrator of the Equity Incentive Plan determines, among other things, the eligibility of individuals to receive awards, the type and number of awards to be granted to each eligible individual, and the terms and conditions of each award.

Award Agreement. Each award granted under the Equity Incentive Plan is evidenced by an award agreement.

Eligibility. Einride may grant awards to employees, consultants and directors. The general scope of eligible individuals shall be determined by the administrator.

Vesting Schedule. In general, the administrator determines the vesting schedule, if any, which is specified in the award agreement.

Exercise of Options. The exercise price per share subject to an option shall be determined by the administrator and set forth in the award agreement; provided, however, that no option may be granted to an individual subject to taxation in the United States at less than the fair market value on the date of grant, without compliance with Section 409A of the Code, or the holder’s consent.

Transfer Restrictions. Awards may not be transferred in any manner by the holder other than in accordance with the exceptions provided in the Equity Incentive Plan, such as transfers to us or transfers upon the death of the holder, pursuant to such conditions and procedures as the administrator may establish.

Termination and Amendment of the Equity Incentive Plan. Unless terminated earlier, the Equity Incentive Plan has a term of 10 years. The Einride Board or its compensation committee has the authority to terminate, amend or modify the plan.

BENEFICIAL OWNERSHIP OF SECURITIES

Beneficial Ownership of Legato III

The following table sets forth information regarding the beneficial ownership of Legato III Ordinary Shares as of the Record Date based on information obtained from the persons named below, with respect to the beneficial ownership of ordinary shares of Legato III, by:

●	each person known by Legato III to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of Legato III’s current officers and directors who beneficially own ordinary shares of Legato III;

●	all of Legato III’s current officers and directors as a group.

As of the Record Date, there were [●] Legato III Ordinary Shares, issued and outstanding. Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Except as otherwise noted herein, the number and percentage of Legato III Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Legato III Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Legato III Ordinary Shares which the holder has the right to acquire within 60 days of through the exercise of any option or any other right.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Ordinary Shares
Eric S. Rosenfeld(2)	1,854,275	7.2%
Gregory Monahan	840,044	3.3%
David D. Sgro	25,000	*
Adam Jaffe(3) (4)	631,569	2.4%
Adam Semler(5)	30,000	*
Brian Pratt	1,200,000	4.7%
John Ing(6)	150,000	*
All directors and executive officers as a group (7 individuals)	4,356,475	16.9%
Other 5% Shareholders
Karpus Investment Management(7)	3,379,991	13.1%
First Trust Capital Management L.P.(8)	1,927,713	7.5%
Wealthspring Capital LLC(9)	1,671,295	6.5%

*	Less than one percent.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, New York 10017.
(2)	Includes 1,150,000 shares held by Mr. Rosenfeld’s Roth IRA.
(3)	Includes shares held by trusts established for Mr. Rosenfeld’s children. Mr. Jaffe is the trustee of these trusts and has sole voting and dispositive power over the shares held by such trusts.
(4)	Includes 200,000 shares held by Mr. Jaffe’s Roth IRA.

(5)	Represents shares held by Triple J Holdings II, LLC, an affiliate of Mr. Semler.
(6)	Represents shares held by The Mont Blanc Investment Corporation, an affiliate of Mr. Ing.
(7)	Represents shares held by Karpus Management, Inc., d/b/a Karpus Investment Management. The business address of Karpus is 183 Sully’s Trail, Pittsford, New York 14534. The information is derived from a Schedule 13G/A filed on November 13, 2024.
(8)	Represents shares held by First Trust Capital Management LP (“FTCM”). FTCM is an investment adviser registered with the SEC that provides investment advisory services to, among others, (i) series of Investment Managers Series Trust II, an investment company registered under the Investment Company Act of 1940, specifically First Trust Multi-Strategy Fund and First Trust Merger Arbitrage Fund (ii) and Highland Capital Management Institutional Fund II, LLC, a Delaware limited liability company (collectively, the “Client Accounts”). As investment adviser to the Client Accounts, FTCM has the authority to invest the funds of the Client Accounts in securities (including Ordinary Shares of the Company) as well as the authority to purchase, vote and dispose of securities, and may thus be deemed the beneficial owner of any shares of the Company’s Ordinary Shares held in the Client Accounts. First Trust Capital Solutions L.P. (“FTCS”) and FTCS Sub GP LLC (“Sub GP”) may be deemed to control FTCM and therefore may be deemed to be beneficial owners of the Ordinary Shares. No one individual controls FTCS or Sub GP. FTCS and Sub GP do not own any Ordinary Shares of the Company for their own accounts. The business address of the foregoing entities is 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606. The information is derived from a Schedule 13G filed on November 14, 2024.
(9)	Represents shares held by Wealthspring Capital LLC. Matthew Simpson is a manager of Wealthspring. The business address of Wealthspring and Mr. Simpson is 2 Westchester Park Drive, Suite 108, West Harrison, NY 10604. The information is derived from a Schedule 13G filed on November 14, 2024.

Beneficial Ownership of Einride

The following table sets forth information regarding the expected beneficial ownership of Einride Ordinary Shares immediately following the consummation of the Business Combination by:

●	each person who will become an executive officer or a director of Einride upon consummation of the Business Combination;

●	all of the executive officers and directors of Einride as a group upon consummation of the Business Combination; and

●	each person known by Einride who will be the beneficial owner of 5% or more of the outstanding Einride Ordinary Shares, including those represented by Einride ADSs, immediately following the consummation of the Business Combination.

Except as otherwise noted herein, the number and percentage of Einride Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Einride Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Einride Ordinary Shares which the holder has the right to acquire within 60 days of through the exercise of any option or any other right.

The expected beneficial ownership percentages set forth in the following table assume two scenarios:

●	Scenario 1—Assuming No Redemption: The expected beneficial ownership of Einride Ordinary Shares immediately following consummation of the Business Combination is based on an aggregate of 166,137,286 Einride Ordinary Shares issued and outstanding, and assumes that (i) no Legato III Public Shareholders exercise redemption rights with respect to the outstanding 20,125,000 Legato III Public Shares, (ii) 553,471 of the 2,400,000 Founder Shares are assigned to one PIPE Investor, (iii) no remaining Founder Shares subject to forfeiture are forfeited upon consummation of the Business Combination, (iv) none of the Initial Shareholders purchases Legato III Ordinary Shares in the open market prior to the consummation of the Business Combination, (v) there are no other issuances of equity interests of Einride or Legato III prior to the consummation of the Business Combination and (vi) that the Business Combination closes on May 31, 2026.

●	Scenario 2—Assuming Maximum Redemption: The expected beneficial ownership of Einride Ordinary Shares immediately following consummation of the Business Combination is based on an aggregate of 144,165,757 Einride Ordinary Shares issued and outstanding, and assumes that (i) Legato III Public Shareholders exercise redemption rights with respect to all of the outstanding 20,125,000 Legato III Public Shares, (ii) 553,471 of the 2,400,000 Founder Shares are assigned to one PIPE Investor, (iii) 1,846,529 of the remaining Founder Shares subject to forfeiture are forfeited, (iv) none of the Initial Shareholders purchases Legato III Ordinary Shares in the open market prior to the consummation of the Business Combination, (v) there are no other issuances of equity interests of Einride or Legato III prior to the consummation of the Business Combination and (vi) that the Business Combination closes on May 31, 2026.

	Post-Business Combination (Assuming No Redemption)		Post-Business Combination (Assuming Maximum Redemption)
	Number of Einride Ordinary Shares Beneficially Owned	% of Total Einride Ordinary Shares	Number of Einride Ordinary Shares Beneficially Owned	% of Total Einride Ordinary Shares
Directors and Executive Officers(1)
Roozbeh Charli(2)	2,534,050	1.53%	2,534,050	1.76%
Anubhav Verma	-	-	-	-
Viveka Linander Waldenor(3)	31,448	*	31,448	*
Henrik Green(4)	238,732	*	238,732	*
David Hallgren(5)	86,741	*	86,741	*
Robert Falck(6)	9,072,606	5.46%	9,072,606	6.29%
Ted Persson	-	-	-	-
Karin Markides	22,769	*	22,769	*
Eric S. Rosenfeld(7)	1,603,464	*	739,585	*
Gregory Monahan(8)	725,626	*	333,681	*
Gary Hicok	-	-	-	-
General (Ret.) Keith B. Alexander	-	-	-	-
Directors and executive officers as a group	14,315,436	8.62%	13,059,612	9.06%

Other Five Percent or More Holders:
Entities Affiliated with Capital Research and Management Company(9)	23,943,399	13.94%	23,943,399	15.98%
Entities Affiliated with EQT(10)	17,416,844	10.45%	17,416,844	12.04%
Alyeska Master Fund, LP(11)	17,211,049	9.90%	14,796,863	9.90%
Navisalma AB(12)	8,994,904	5.41%	8,994,904	6.24%
Maersk Oil Trading and Investments A/S(13)	8,190,412	4.81%	8,190,412	5.53%

*	Less than 1%.

(1)	Unless otherwise indicated, the business address for the directors and executive officers of Einride is Stadsgården 6, 116 45 Stockholm, Sweden.
(2)	Consists of (i) 1,835,803 Einride Ordinary Shares, (ii) 466,326 Einride Ordinary Shares which are classified as restricted Einride Ordinary Shares and (iii) 1,369,477 Einride Ordinary Shares to be issued to Roozbeh Charli upon the Closing, as described in the section titled “Proposal One — The Business Combination Proposal— Interests of Einride’s Directors and Officers in the Business Combination”.
(3)	Consists of (i) 30,040 Einride Ordinary Shares and (ii) 1,408 Einride Ordinary Shares issuable pursuant to warrants exercisable within 60 days.
(4)	Consists of (i) 238,105 Einride Ordinary Shares and (ii) 627 Einride Ordinary Shares issuable pursuant to warrants exercisable within 60 days.
(5)	Consists of (i) 85,648 Einride Ordinary Shares and (ii) 1,093 Einride Ordinary Shares issuable pursuant to stock options exercisable within 60 days.
(6)	Consists of (i) 77,702 Einride Ordinary Shares held of record by Robert Falck and (iii) 8,994,904 Einride Ordinary Shares held of record by Navisalma AB. See footnote 12 below.
(7)	Assuming no redemptions, consists of (i) 1,595,339 Einride Ordinary Shares and (ii) 8,125 Einride Ordinary Shares issuable pursuant to Private Placement Warrants exercisable within 60 days. Assuming maximum redemptions, consists of (i) 731,460 Einride Ordinary Shares and (ii) 8,125 Einride Ordinary Shares issuable pursuant to Private Placement Warrants exercisable within 60 days
(8)	Assuming no redemptions, consists of (i) 722,564 Einride Ordinary Shares and (ii) 3,062 Einride Ordinary Shares issuable pursuant to Private Placement Warrants exercisable within 60 days. Assuming maximum redemptions, consists of (i) 330,619 Einride Ordinary Shares and (ii) 3,062 Einride Ordinary Shares issuable pursuant to Private Placement Warrants exercisable within 60 days.
(9)	Consists of (A) (i) 8,731,548 Einride Ordinary Shares and (ii) 4,554,489 Einride Ordinary issuable pursuant to PIPE Warrants exercisable within 60 days, in each case, held by The Growth Fund of America (“TGFA”), (B) (i) 178,005 Einride Ordinary Shares and (ii) 127,763 Einride Ordinary issuable pursuant to PIPE Warrants exercisable within 60 days, in each case, held by Capital Group Growth Fund of America Trust (US) (“CGGF”), (C) (i) 1,845,327 Einride Ordinary Shares and (ii) 987,294 Einride Ordinary issuable pursuant to PIPE Warrants exercisable within 60 days, in each case, held by American Funds Insurance Series Growth Fund (“AFIS”), and (D) 7,518,973 Einride Ordinary Shares held by SMALLCAP World Fund, Inc. (“SCWF” and together with TFGA, CGGF and AFIS, the “CRMC Shareholders”). Capital Research and Management Company (“CRMC”) is the investment adviser for each CRMC Shareholder. The registered address for each of the CRMC Shareholders is 333 S. Hope St., 50th Floor, Los Angeles, California 90071.
(10)	Consists of (A) (i) 15,585,008 Einride Ordinary Shares and (ii) 534,556 Einride Ordinary issuable pursuant to PIPE Warrants exercisable within 60 days, in each case, held by EQT Ventures II Investments S. à r.l and (B) 1,297,280 Einride Ordinary Shares held by EQT Ventures III S.à r.l. SICAF-RAIF (together with EQT Ventures II Investments S.à r.l, the “EQT Funds”). EQT Fund Management S.à r.l. (“EFMS”) has exclusive responsibility for the management and control of the business and affairs of the EQT Funds. As such, EFMS has the power to control the EQT Funds’ voting and investment decisions and may be deemed to have beneficial ownership of the securities held by the EQT Funds. EFMS is overseen by a board that acts by majority approval. The individual members of such board are Sara Yasmeen Huda, Christiaan De Wet Snyders, Peter Veldman, Leif Patrik Burnäs and Leif Bjorn Magnus Sjocrona. The registered address of the EQT Funds is 51A, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg.
(11)	Assuming no redemptions, consists of (i) 9,499,352 Einride Ordinary Shares and (ii) 7,711,697 Einride Ordinary Shares issuable pursuant to PIPE Warrants exercisable within 60 days, subject to a 9.9% beneficial ownership limitation set forth under the terms of the PIPE Warrants, and excludes 4,437,331 Einride Ordinary Shares issuable upon exercise of PIPE Warrants in excess of such beneficial ownership limitation. Assuming maximum redemptions, consists of (i) 9,499,352 Einride Ordinary Shares and (ii) 5,297,511 Einride Ordinary Shares issuable pursuant to PIPE Warrants exercisable within 60 days, subject to a 9.9% beneficial ownership limitation set forth under the terms of the PIPE Warrants, and excludes 6,851,517 Einride Ordinary Shares issuable upon exercise of PIPE Warrants in excess of such beneficial ownership limitation. Alyeska Investment Group, L.P., the investment manager of Alyeska, has voting and investment control of the shares held by Alyeska. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska. The registered address of Alyeska is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago, IL 60601.
(12)	Navisalma AB is controlled by its executive officers, Robert Falck and Linnea Kornehed Falck. Accordingly, Robert Falck and Linnea Kornehed Falck may be deemed to share voting and dispositive power with respect to the shares held by Navisalma AB. Each of Robert Falck and Linnea Kornehed Falck disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest therein. The registered address of Navisalma AB is Sturegatan 58, 11436 Stockholm, Sweden.
(13)	Maersk Oil Trading and Investments A/S is a wholly owned subsidiary of A.P. Møller – Mærsk A/S, a publicly traded company organized under the laws of Denmark, with a principal place of business in Copenhagen, Denmark. The business address of such holder is Esplanaden 50 Copenhagen K, DK-1098 Denmark. Maersk Supply Service A/S is a subsidiary of AP Moller-Maersk A/S.

CERTAIN RELATIONSHIPS AND RELATED PARTIES TRANSACTIONS

Legato III’s Relationships and Related Party Transactions

In November 2023, Legato III issued an aggregate of 5,031,250 Founder Shares for an aggregate purchase price of $25,000. The Founder Shares included an aggregate of up to 656,250 Founder Shares subject to forfeiture by the holders to the extent that the over-allotment granted to the underwriters in the Legato III IPO was not exercised in full or in part. On February 6, 2024, the underwriters exercised their over-allotment option in full, releasing the 656,250 shares from forfeiture.

On November 15, 2023, Eric Rosenfeld, Legato III’s Chief SPAC Officer, loaned $50,000 to Legato III to cover expenses of the Legato III IPO. On December 13, 2023, Mr. Rosenfeld loaned to Legato III an additional $46,784.59 to cover additional expenses of the Legato III IPO. On January 5, 2024, Mr. Rosenfeld loaned to Legato III an additional $50,000 to cover additional expenses of the Legato III IPO. Each of the loans was evidenced by a promissory note. The notes were non-interest bearing, unsecured and due at the earlier of (i) December 31, 2024, (ii) the closing of the Legato III IPO or (iii) the date on which Legato III determined not to proceed with the Legato III IPO. The balance of an aggregate of $146,785 under these promissory notes was settled shortly after the Legato III IPO, and borrowings under the notes are no longer available.

In connection with the Legato III IPO, the Initial Shareholders and underwriters in the Legato III IPO purchased an aggregate of 555,625 Legato III Private Units for a purchase price of $10.00 per Legato III Private Unit, for an aggregate purchase price of $5,556,250. Each Legato III Private Unit consists of one Legato III Private Share and one-half of one Legato III Private Warrant.

In order to meet Legato III’s working capital needs, the Initial shareholders, Legato III’s officers and directors or their respective affiliates may, but are not obligated to, loan Legato III funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of an initial business combination, without interest, or, at holder’s discretion, up to $1,500,000 of the notes may be converted into Legato III Private Units at a price of $10.00 per unit. In the event that the initial business combination does not close, Legato III may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment.

The holders of the Founder Shares, Legato III Private Units, any units issued upon conversion of working capital loans (if any) and their underlying securities are entitled to registration rights pursuant to a registration rights agreement executed in connection with the Legato III IPO. The holders of these securities are entitled to make up to two demands, excluding short form demands, that Legato III register such securities for resale. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an initial business combination and rights to require Legato III to register for resale such securities pursuant to Rule 415 under the Securities Act. Legato III is obligated to bear the expenses incurred in connection with the filing of any such registration statements. In connection with the Business Combination, this agreement will be replaced by the Registration Rights Agreement.

Crescendo Advisors II, LLC, an entity controlled by Mr. Rosenfeld, has agreed that, through the earlier of Legato III’s consummation of an initial business combination or the liquidation of the Trust Account, it will make available to Legato III certain general and administrative services, including office space, utilities and personnel, as Legato III may require from time to time. Legato III has agreed to pay $20,000 per month for these services.

Legato III has entered into agreements with its officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Legato III Articles.

Legato III’s Initial Shareholders, existing officers, directors and advisors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred by them in connection with activities on Legato III’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. Legato III’s audit committee reviews on a quarterly basis all payments that are made to such individuals and determines which expenses will be reimbursed and in what amounts. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Legato III’s behalf.

Legato III Related Party Policy

Legato III’s Code of Ethics, which was adopted upon consummation of the Legato III IPO, requires Legato III to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) Legato III or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of the Legato III Ordinary Shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict-of-interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Legato III also requires each of its directors and executive officers to annually complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

Legato III’s audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent Legato III enters into such transactions. All ongoing and future transactions between Legato III and any of its officers and directors or their respective affiliates will be on terms believed by Legato III to be no less favorable to it than are available from unaffiliated third parties. Such transactions will require prior approval by Legato III’s audit committee and a majority of our uninterested “independent” directors, or the members of the Legato III Board who do not have an interest in the transaction, in either case who had access, at Legato III’s expense, to attorneys or independent legal counsel. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Relationships and Related Party Transactions of Einride

Employment Agreements

See “Management following the Business Combination—Employment, Consulting and Advisory Agreements” for details.

Equity Incentive Plan

See “Management following the Business Combination—Equity Incentive Plan” for details.

Other Related Party Transactions

The following table sets forth significant related party transactions of Einride AB during the fiscal years ended December 31, 2025 and 2024, respectively.

		For the years ended December 31,
Related parties	Nature	2025	2024
		TSEK	TSEK
Polar Charge AB(1)	External costs invoiced to Polar Charge AB for construction of charging stations	(907)	35,846
	Lease payments made to Polar Charge AB for sites leased	7,058	5,943
Chairman of the Einride Board and Certain Einride Directors	Payment of consultancy fees	6,663	249
	Payment of board member compensation	1,315	946
Key Management Personnel	Payment of short term employment benefits	41,200	39,981
	Payment of other long-term benefits	1,049	2,645
	Payment of share-based compensation	2,427	—

(1)	Mathias Wiecher, one of the current senior executives of Einride, is a member of the board of directors of Polar Charge AB, and Einride owns a 9% equity stake in Polar Charge AB.

As of December 31, 2025 and 2024, Einride had amounts due from Polar Charge AB of SEK 213,000 and SEK 1,904,000, respectively, and amounts due to Polar Charge AB of SEK 122,000 and SEK 1,848,000, respectively. In addition, as of December 31, 2025 and 2024, Einride had amounts due to Einride Board members equal to zero and SEK 23,000, respectively.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

This section describes the material U.S. federal income tax considerations for beneficial owners of ordinary shares of Legato III (“Legato III Ordinary Shares”), warrants of Legato III (“Legato III Warrants”) (collectively with Legato III Ordinary Shares, the “Legato III securities”), and Einride Ordinary Shares (including those converted from Company Preferred Shares in the Conversion) (i) electing, in the case of beneficial owners of Legato III Ordinary Shares, to have their Legato III Ordinary Shares redeemed for cash if the Business Combination is completed, (ii) of the Business Combination and (iii) of the ownership and disposition of Einride ADSs and Einride Warrants acquired pursuant to the Business Combination. This discussion applies only to Legato III securities, Einride Ordinary Shares, Einride ADSs and Einride Warrants held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, including:

●	brokers, dealers and other investors that do not own their Legato III securities, Einride Ordinary Shares, Einride ADSs or Einride Warrants as capital assets;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

●	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

●	U.S. expatriates or former long-term residents of the United States;

●	persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the stock of Legato III or Einride;

●	partnerships or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of partnerships or other pass-through entities;

●	persons holding Legato III securities, Einride Ordinary Shares, Einride ADSs or Einride Warrants as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

●	persons required to accelerate the recognition of any item of gross income with respect to Legato III securities, Einride Ordinary Shares, Einride ADSs or Einride Warrants as a result of such income being recognized on an applicable financial statement;

●	persons whose functional currency is not the U.S. dollar;

●	persons that received Legato III securities, Einride Ordinary Shares, Einride ADSs or Einride Warrants as compensation for services; or

●	controlled foreign corporations or passive foreign investment companies.

For U.S. federal income tax purposes, persons who own our ADSs are generally considered to own the Einride Ordinary Shares underlying any ADSs they own. Therefore, references to “ADSs” should also be considered references to the Einride Ordinary Shares for U.S. federal income tax purposes.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the U.S. Internal Revenue Service (the “IRS”) and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of Legato III securities, Einride Ordinary Shares, Einride ADSs or Einride Warrants. We have not sought and do not intend to seek any rulings from the IRS regarding the Business Combination. There is no assurance that the IRS will not take positions concerning the tax consequences of the Business Combination that are different from those discussed below, or that any such different positions would not be sustained by a court.

ALL HOLDERS OF LEGATO III SECURITIES AND EINRIDE ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF EINRIDE ADSs AND EINRIDE WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Holders

The section applies to you if you are a U.S. holder. For purposes of this discussion, a U.S. holder means a beneficial owner of Legato III securities, Einride Ordinary Shares, Einride ADSs or Einride Warrants that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The Business Combination

Tax Consequences of the Business Combination

The U.S. federal income tax consequences of the Business Combination to holders of Legato III Ordinary Shares and Legato III Warrants will depend primarily upon whether the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. The discussion below is subject to the sections below under the headings “—Application of the Passive Foreign Investment Company Rules to the Business Combination” and “—Passive Foreign Investment Company Rules.”

It is intended that the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. To the extent U.S. tax reporting is required, the parties have agreed to report the Merger in a manner consistent with such treatment, except to the extent prohibited under applicable law. However, the U.S. federal income tax consequences of the Business Combination to U.S. holders of Legato III Ordinary Shares and/or Legato III Warrants are not certain as there are significant factual and legal uncertainties as to whether the Transactions qualify for such intended tax treatment, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position.

There are many requirements that must be satisfied in order for the Business Combination to qualify as a reorganization under Section 368(a) of the Code, some of which are based upon factual determinations, and qualification as a reorganization under Section 368(a) of the Code could be adversely affected by events or actions that occur or are taken after the Business Combination. One such requirement, among others, for the Business Combination to qualify as a reorganization under Section 368(a) of the Code is that the acquiring corporation, either directly or indirectly through certain controlled corporations, either continue a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury Regulations Section 1.368-1(d). However, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with no active business and only investment-type assets, such as Legato III, we cannot provide assurance on whether the Business Combination qualifies as a reorganization under Section 368(a) of the Code. In addition, the treatment of the Business Combination as a reorganization depends on whether sufficient shareholders of Legato III exchange their Legato III Ordinary Shares for Einride ADSs rather than redeem such Legato III Ordinary Shares for cash. If a significant number of shareholders of Legato III decide to redeem their Legato III Ordinary Shares, the “continuity of business enterprise” requirement that is necessary to qualify as a reorganization under Section 368(a) of the Code may not be satisfied and the requirement that Legato III retain “substantially all” of its assets to qualify as a reorganization under Section 368(a)(2)(E) of the Code may not be satisfied. In addition, a separate “continuity of interest” requirement may also not be met in such case. Accordingly, no assurance can be given that the IRS will not challenge the intended tax treatment or that a court will not sustain a challenge by the IRS.

Therefore, the parties to the Business Combination provide no assurance that treatment as a tax-free reorganization will result, U.S. Holders of Legato III securities are urged to consult their U.S. tax advisors regarding the consequences of the Business Combination.

If the Business Combination does not meet the requirements to qualify as a reorganization under Section 368(a) of the Code, then a U.S. holder of Legato III securities who or that receives Einride ADSs in exchange for Legato III Ordinary Shares and whose Legato III Warrants automatically convert into Einride Warrants generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value of Einride ADSs and/or Einride Warrants, as applicable, received in the Business Combination over such U.S. holder’s aggregate adjusted tax basis in the corresponding Legato III Ordinary Shares and Legato III Warrants surrendered by such U.S. holder in the Business Combination. To determine the amount of gain, if any, that such U.S. holder would recognize, the holder must compute the amount of gain or loss realized as a result of the Business Combination on a share-by-share basis by allocating the aggregate fair market value of (i) the Einride ADSs and (ii) the Einride Warrants received by such U.S. holder among the Legato III Ordinary Shares and Legato III Warrants owned by such U.S. holder immediately prior to the Business Combination in proportion to their fair market values. In this case, the holding period of the Einride ADSs and Einride Warrants received in the Business Combination would begin on the day after the Business Combination. The U.S tax basis in the Einride ADSs and the Einride Warrants received would be equal to the fair market value of (i) the Einride ADSs and (ii) the Einride Warrants received.

If the Business Combination does not meet the requirements to qualify as a reorganization under Section 368(a) of the Code, a U.S. holder who or that holds no Legato III Ordinary Shares and whose Legato III Warrants automatically convert into Einride Warrants generally would recognize gain or loss upon such exchange equal to the difference between the fair market value of the Einride Warrants received and such U.S. holder’s adjusted basis in its Legato III Warrants. A U.S. holder’s basis in its Einride Warrants received in the Business Combination would equal the fair market value of the Einride Warrants. A U.S. holder’s holding period in its Einride Warrants would begin on the day after the Business Combination.

If the Business Combination does qualify as a reorganization under Section 368(a) of the Code, as is intended, a U.S. holder generally would not recognize gain or loss if, pursuant to the Merger, the U.S. holder either (i) exchanges only Legato III Ordinary Shares (but not Legato III Warrants) for Einride ADSs, or (ii) exchanges only Legato III Warrants for Einride Warrants, or (iii) exchanges both Legato III Ordinary Shares for Einride ADSs and exchanges Legato III Warrants for Einride Warrants.

In such a case, the aggregate tax basis of the Einride ADSs received by a U.S. holder in the Merger should be equal to the aggregate adjusted tax basis of Legato III Ordinary Shares surrendered in exchange therefor. The tax basis in Einride Warrants received by a U.S. holder in the Merger should be equal to the adjusted tax basis of the Legato III Warrants exchanged therefor. The holding period of the Einride ADSs and/or Einride Warrants received by a U.S. holder in the Merger should include the period during which the Legato III Ordinary Shares and/or Legato III Warrants, respectively, exchanged therefor were held by such U.S. holder. It is unclear whether the redemption rights with respect to the Legato III Ordinary Shares may suspend the running of the applicable holding period for this purpose.

U.S. holders of Legato III Ordinary Shares and Legato III Warrants are urged to consult with their tax advisors regarding the treatment of the Business Combination.

Application of the Passive Foreign Investment Company Rules to the Business Combination

Based upon the composition of its income and assets, Legato III believes that it would likely be considered a PFIC for its current taxable year which ends as a result of the Business Combination. Einride has not determined whether it is likely to be a PFIC for its current taxable year.

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging Legato III Warrants for newly issued Einride Warrants) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition to U.S. holders of Legato III Ordinary Shares or Legato III Warrants in connection with the Business Combination – even if such U.S. holder characterizes the business combination as a tax-free reorganization under Section 368(a) of the Code – if:

(1)	Legato III or Einride, as the case may be, were classified as a PFIC at any time during such U.S. holder’s holding period for such Legato III Ordinary Shares or Einride Ordinary Shares; and

(2)	the U.S. holder had not timely made, effective from the first taxable year of its holding period of Legato III Ordinary Shares or Einride Ordinary Shares during which Legato III or Einride, as the case may be, qualified as a PFIC: (a) a valid election to treat Legato III or Einride, as the case may be, as a “qualified electing fund” under Section 1295 of the Code (a “QEF election”), or (b) a valid “mark-to-market election” under Section 1296 of the Code, with respect to such Legato III Ordinary Shares or Company or Ordinary Shares.

The application of the PFIC rules to Legato III Warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include a Legato III Warrant) to acquire stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that a QEF Election does not apply to options and no mark-to-market election (as described above) is currently available with respect to options. Therefore, if finalized in their current form, these proposed Treasury Regulations may require gain recognition on the exchange of Legato III Warrants for Einride Warrants pursuant to the Business Combination Agreement.

The tax on any such recognized gain would be imposed based on the “excess distribution” rules, discussed below under “—Ownership and Disposition of Einride ADSs and Einride Warrants by U.S. Holders—Passive Foreign Investment Company Rules.”

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Additionally, the treatment of U.S. holders of Legato III Ordinary Shares who exchange their Legato III Ordinary Shares for Einride ADSs could be materially different from that described above if Einride is treated as a PFIC for U.S. federal income tax purposes (see discussion below under “—Ownership and Disposition of Einride ADSs and Einride Warrants by U.S. Holders—Passive Foreign Investment Company Rules”). Therefore, U.S. holders of Legato III Ordinary Shares that have not made a timely QEF election or a mark-to-market election and U.S. holders of Legato III Warrants may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Business Combination to the extent their Legato III Ordinary Shares and/or Legato III Warrants have a fair market value in excess of their tax basis therein.

THE RULES DEALING WITH PFICS IN THE CONTEXT OF THE BUSINESS COMBINATION ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Redemption of Legato III Ordinary Shares

In the event that a U.S. holder of Legato III Ordinary Shares exercises such holder’s right to have such holder’s Legato III Ordinary Shares redeemed pursuant to the redemption provisions described herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such stock pursuant to Section 302 of the Code or whether the U.S. holder will be treated as receiving a corporate distribution within the meaning of Section 301 of the Code. Whether that redemption qualifies for sale treatment will depend largely on the total number of shares of Legato III Ordinary Shares treated as held by the U.S. holder (including any stock constructively owned by the U.S. holder as a result of, among other things, owning warrants) relative to all of shares of Legato III Ordinary Shares both before and after the redemption. The redemption of stock generally will be treated as a sale of the stock (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. holder, results in a “complete termination” of the U.S. holder’s interest in Legato III or is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also Legato III Ordinary Shares that are constructively owned by such U.S. holder. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option, which generally would include ordinary shares that could be acquired pursuant to the exercise of the Legato III Warrants. In order to meet the substantially disproportionate test, the percentage of Legato III’s outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of Legato III Ordinary Shares must, among other requirements, be less than 80% of the percentage of Legato III’s outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption. There will be a complete termination of a U.S. holder’s interest if either all the Legato III Ordinary Shares actually and constructively owned by the U.S. holder are redeemed or all the Legato III Ordinary Shares actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock. The redemption of the Legato III Ordinary Shares will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in Legato III. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in Legato III will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of any redemption.

If the redemption qualifies as a sale of stock by the U.S. holder under Section 302 of the Code, the U.S. holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the Legato III Ordinary Shares redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. holder’s tax basis in such holder’s shares of Legato III Ordinary Shares generally will equal the cost of such shares. A U.S. holder that purchased Legato III Units would have been required to allocate the cost between the shares of Legato III Ordinary Shares and the Legato III Warrants comprising the Legato III Units based on their relative fair market values at the time of the purchase.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current or accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in such U.S. holder’s Legato III Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Legato III Ordinary Shares. Special rules apply to dividends received by U.S. holders that are taxable corporations. After the application of the foregoing rules, any remaining tax basis of the U.S. holder in the redeemed Legato III Ordinary Shares will be added to the U.S. holder’s adjusted tax basis in its remaining Legato III Ordinary Shares, or, to the basis of Legato III Ordinary Shares constructively owned by such holder if the stock actually owned by the holder is completely redeemed.

Ownership and Disposition of Einride ADSs and Einride Warrants by U.S. Holders

Distributions on Einride ADSs

This section is subject to further discussion under “—Passive Foreign Investment Company Rules” below.

Distributions paid by Einride out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as dividend income. Distributions in excess of current or accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the Einride ADSs and thereafter as capital gain. However, Einride does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by Einride with respect to its shares will be treated as ordinary dividend income. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. U.S. holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from Einride.

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for preferential rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if the Einride ADSs are readily tradable on an established securities market in the United States. There can be no assurance that Einride ADSs will be considered “readily tradable” on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Einride’s status as a qualified foreign corporation. In addition, the preferential rate will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Einride will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See discussion below under “—Passive Foreign Investment Company Rules.” U.S. holders should consult their tax advisors regarding the availability of the preferential rate for dividends paid with respect to Einride ADSs.

Subject to certain exceptions, dividends on Einride ADSs will generally constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Einride with respect to the Einride ADSs generally will constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

Sale, Exchange or Other Taxable Disposition of Einride ADSs and Einride Warrants

This section is subject to further discussion under “—Passive Foreign Investment Company Rules,” below.

A U.S. holder generally would recognize gain or loss on any sale, exchange or other taxable disposition of Einride ADSs or Einride Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such Einride ADSs or such Einride Warrants, as applicable. Any gain or loss recognized by a U.S. holder on a taxable disposition of Einride ADSs or Einride Warrants generally will be capital gain or loss. A non-corporate U.S. holder, including an individual, who has held the Einride ADSs or Einride Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized generally will be treated as U.S. source gain or loss. In the event any non-U.S. tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. U.S. holders should consult their tax advisors regarding the ability to claim a foreign tax credit.

Exercise or Lapse of an Einride Warrant

A U.S. holder generally will not recognize gain or loss upon the acquisition of a Einride Ordinary Share on the exercise of an Einride Warrant for cash. A U.S. holder’s initial tax basis in its Einride ADSs received upon exercise of the Einride Warrant generally would be an amount equal to the sum of the U.S. holder’s tax basis in Einride Warrant exercised therefor and the exercise price. The U.S. holder’s holding period for a Einride Ordinary Share received upon exercise of the Einride Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Einride Warrant and will not include the period during which the U.S. holder held the Einride Warrant. If a Einride Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Einride Warrant.

The tax consequences of a cashless exercise of an Einride Warrant are not clear under current tax law. Subject to the PFIC rules discussed under “—Passive Foreign Investment Company Rules” below, a cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. holder’s basis in the Einride ADSs received would equal the holder’s basis in the Einride Warrants exercised therefor. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Einride ADSs would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Einride Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Einride ADSs would include the holding period of the Einride Warrants exercised therefor.

It is also possible that a cashless exercise of an Einride Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth under “—Sale, Exchange, or Other Taxable Disposition of Einride ADSs and Einride Warrants.” In such event, a U.S. holder could be deemed to have surrendered warrants having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. Subject to the discussion below under “—Passive Foreign Investment Company Rules”, the U.S. holder would recognize capital gain or loss with respect to the Einride Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the Einride ADSs that would have been received in a regular exercise of the Einride Warrants deemed surrendered, net of the aggregate exercise price of such Einride Warrants and (ii) the U.S. holder’s tax basis in such Einride Warrants. In this case, a U.S. holder’s aggregate tax basis in the Einride ADSs received would equal the sum of (i) such U.S. holder’s tax basis in the Einride Warrants deemed exercised and (ii) the aggregate exercise price of such Einride Warrants. A U.S. holder’s holding period for the Einride ADSs received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Einride Warrants and will not include the period during which the U.S. holder held the Einride Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, including when a U.S. holder’s holding period would commence with respect to the Einride Ordinary Share received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Einride Warrants.

Possible Effect of the Change in the Einride Warrant Conversion Ratio

In some circumstances, the conversion ratio of the Einride Warrants is subject to adjustment. For U.S. federal income tax purposes, U.S. holders of the Einride Warrants will be treated as having received a constructive distribution, resulting in ordinary income to the extent of the increase of the U.S. holder’s proportionate interest in Einride’s current or accumulated earnings and profits if certain adjustments in the conversion ratio occur (particularly an adjustment to reflect a taxable dividend to holders of the Einride ADSs) to increase the proportionate interest of the U.S. holder of a Einride Warrant in the fully diluted Einride ADSs, whether or not the U.S. holder ever exercises the Einride Warrant. Generally, a U.S. holder’s tax basis in an Einride Warrant will be increased by the amount of any such constructive distribution. The rules with respect to such adjustments are complex and U.S. holders should consult their own tax advisers regarding the applicability of such rules.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders of the Einride ADSs and Einride Warrants could be materially different from that described above if Einride is treated as a PFIC for U.S. federal income tax purposes. A PFIC is any non-U.S. corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules (the “PFIC income test”), or (ii) more than 50% of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the “PFIC asset test”). Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such non-U.S. corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation was a PFIC for that year. Once a non-U.S. corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years (unless the U.S. holder makes a deemed sale election with respect to the Einride ADSs or Einride Warrants once Einride ceases to satisfy either of the qualification tests).

The determination of whether Einride will be treated as a PFIC for the taxable year that includes the Business Combination will depend on a number of factors, including the timing of the Business Combination and the amount of cash held by Legato III and Einride and its subsidiaries at the time of the Business Combination, among others. Accordingly, there can be no assurances in this regard or any assurances that Einride will not be treated as a PFIC in the taxable year that includes the Business Combination or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Following the consummation of the Business Combination, whether Einride or any of its subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of its income and assets, and the market value of its securities. Changes in Einride’s composition, the composition of Einride’s income or the composition of its assets may cause it to be or become a PFIC for the current or subsequent taxable years. Whether Einride is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If Einride is or becomes a PFIC during any year in which a U.S. holder holds Einride ADSs or Einride Warrants, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime. A U.S. holder who holds (actually or constructively, including on account of holding an option to acquire stock) stock in a non-U.S. corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are generally not eligible for the preferential rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime. If you do not make a QEF election or a mark-to-market election, as described below, you will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of your Einride ADSs or Einride Warrants, and (ii) any “excess distribution” you receive on your Einride ADSs (generally, any distributions in excess of 125% of the average of the annual distributions on Einride ADSs during the preceding three years or your holding period, whichever is shorter). Generally, under this excess distribution regime:

a.	the gain or excess distribution will be allocated ratably over the period during which you held your Einride ADSs or Einride Warrants;

b.	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Einride is a PFIC, will be taxed as ordinary income; and

c.	the amount allocated to each of the other taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of your Einride ADSs or Einride Warrants cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

For purposes of the foregoing rules, the holding period of Einride ADSs received upon an exercise of Einride Warrants will generally include the U.S. holder’s holding period in the warrant.

QEF Regime. If Einride is a PFIC, a U.S. holder of Einride ADSs (but not Einride Warrants) may avoid taxation under the excess distribution rules described above by making a QEF election. However, a U.S. holder may make a QEF election with respect to its Einride ADSs only if Einride provides U.S. holders on an annual basis with certain financial information specified under applicable U.S. Treasury Regulations. Because Einride currently does not intend to provide U.S. holders with such information on an annual basis, U.S. holders generally would not be able to make a QEF election with respect to the Einride ADSs.

Mark-to-Market Regime. Alternatively, a U.S. holder of Einride ADSs (but not Einride Warrants) may also avoid taxation under the excess distribution rules by making a mark-to-market election. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. The Einride ADSs, which are expected to be listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that they will be “regularly traded” for purposes of these rules. If a U.S. holder makes a valid mark-to-market election with respect to its Einride ADSs, such U.S. holder will include as ordinary income each year, the excess, if any, of the fair market value of the Einride ADSs at the end of the taxable year over the U.S. holders adjusted basis in the Einride ADSs. Such U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of such holder’s adjusted basis in the Einride ADSs over the fair market value of such Einride ADSs at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in the Einride ADSs will be adjusted to reflect any such income or loss amounts. Any gain that is recognized on the sale or other taxable disposition of Einride ADSs would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. A mark-to-market election cannot be made for any lower-tier PFICs. U.S. holders should consult their tax advisers regarding the application of the PFIC rules to their indirect ownership of shares in any lower-tier PFICs.

PFIC Reporting Requirements. A U.S. holder who owns, or who is treated as owning, PFIC stock during any taxable year in which Einride is classified as a PFIC may be required to file IRS Form 8621. U.S. holders of Einride ADSs and Einride Warrants should consult their tax advisors regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of an applicable dollar threshold are required to report information to the IRS relating to Einride ADSs and Einride Warrants, subject to certain exceptions (including an exception for Einride ADSs and Einride Warrants held in an account maintained with a U.S. financial institution), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Einride ADSs and Einride Warrants. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Einride ADSs and Einride Warrants.

Non-U.S. Holders

The section applies to you if you are a non-U.S. holder. For purposes of this discussion, a non-U.S. holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Legato III securities, Einride Ordinary Shares, Einride ADSs or Einride Warrants that is not a U.S. holder, including:

1.	a nonresident alien individual, other than certain former citizens and residents of the United States;

2.	a foreign corporation; or

3.	a foreign estate or trust;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition.

Non-U.S. Holders Exercising Redemption Rights with Respect to Legato III Ordinary Shares

The characterization for U.S. federal income tax purposes of the redemption of a non-U.S. holder’s Legato III Ordinary Shares generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s Legato III Ordinary Shares, as described above under “—U.S. Holders—The Business Combination—Redemption of Legato III Ordinary Shares.” Any redeeming non-U.S. holder generally will not be subject to U.S. federal income tax and U.S. federal withholding tax on any gain recognized as a result of the redemption treated as a sale of stock under Section 302 of the Code or any corporate distribution received in the redemption within the meaning of Section 301 of the Code, except to the extent described below under “—Ownership and Disposition of Einride ADSs and Einride Warrants by Non-U.S. Holders”.

Ownership and Disposition of Einride ADSs and Einride Warrants by Non-U.S. Holders

A non-U.S. holder of Einride ADSs or Einride Warrants will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on Einride ADSs or any gain recognized on a sale or other disposition of Einride ADSs (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s Einride ADSs) or Einride Warrants unless the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In addition, special rules may apply to a non-U.S. holder that is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of Einride ADSs and Einride Warrants.

Dividends and gains that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a non-U.S. holder’s exercise of an Einride Warrant, or the lapse of an Einride Warrant held by a non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described under “—U.S. Holders—Ownership and Disposition of Einride ADSs and Einride Warrants by U.S. Holders—Exercise or Lapse of an Einride Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a non-U.S. holder’s gain on the sale or other disposition of the Einride ADSs and Einride Warrants.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of Legato III Ordinary Shares, dividends received by U.S. holders of Einride ADSs, and the proceeds received on the disposition of Einride ADSs or Einride Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on amounts received in respect of their Legato III securities, Einride Ordinary Shares, Einride ADSs or Einride Warrants, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

DESCRIPTION OF EINRIDE’S SHARE CAPITAL

The following description of the material terms of the securities of Einride includes a summary of specified provisions of the Amended Einride Articles that will be in effect on the Closing Date and immediately prior to the Effective Time. This description is qualified by reference to the Amended Einride Articles as will be in effect on the Closing Date and immediately prior to the Effective Time. In this section, the terms “Einride,” “we”, “our” or “us” refer to Einride AB following the consummation of the Business Combination, and all capitalized terms used in this section are as defined in the Amended Einride Articles, unless elsewhere defined herein.

Einride is a public limited liability company formed under the laws of Sweden and immediately following the consummation of the Business Combination its affairs will be governed by the Amended Einride Articles, the Swedish Companies Act, and Swedish law.

Einride’s objective and purposes are described in article 3 of the Amended Einride Articles, as follows: Einride shall provide forwarding, transport and haulage services and other related activities. In addition, Einride shall, directly or indirectly, through subsidiaries, develop, manufacture, market, lease out and sell vehicles and parts and other activities compatible therewith. Furthermore, Einride shall, directly or indirectly, own and manage shares or interests in other companies and conduct development and consulting in the above areas, and any other activities compatible therewith.

The Amended Einride Articles will become effective on or before the Closing Date and immediately prior to the Effective Time. The following are summaries of material provisions of the Amended Einride Articles and the Swedish Companies Act insofar as they relate to the material terms of the Einride Ordinary Shares.

Ordinary Shares

General

The Amended Einride Articles provide that Einride’s share capital may not be less than SEK [●] nor more than SEK [●], and that the number of shares in Einride shall amount to no less than [●] and no more than [●]. All Einride Ordinary Shares issued and outstanding at the consummation of the Business Combination will be fully paid.

We estimate that, immediately after the Closing, (i) the existing shareholders of Einride will own 86.49% of the issued and outstanding Einride Ordinary Shares, (ii) Legato III Public Shareholders will own 10.54% of the outstanding Einride Ordinary Shares, (iii) the Initial Shareholders will own 2.93% of the outstanding Einride Ordinary Shares and (iv) BTIG will own 0.05% of the outstanding Einride Ordinary Shares, assuming (a) none of the Legato III Public Shareholders exercise their redemption rights, and (b) no Legato III shareholder exercises its dissenters’ rights, and excluding shares underlying the Legato III Public Warrants and Legato III Private Warrants and without taking into account the dilutive impact of additional dilution described above and elsewhere in this proxy statement/prospectus.

Dividends

Under Swedish law, only a general meeting of shareholders may decide on payment of dividends, which may not exceed the amount proposed by the Einride Board (except in certain limited circumstances), and may only be paid from funds legally available for that purpose. Under Swedish law, no interim dividends may be paid in respect of any fiscal period for which audited financial statements of the company have not yet been adopted by the annual general meeting of shareholders. The market practice in Sweden is most often for dividends to be paid annually. Under the Swedish Companies Act, dividends to shareholders and other transfers of value from a company, such as purchases of its own shares, may only be made when Einride’s restricted equity remains fully covered after the transfer of value has been made. The calculation shall be based upon the most recently adopted balance sheet, and any changes in the restricted equity that has occurred after the balance sheet date shall be taken into account. In addition, dividends to shareholders and other transfers of value from Einride may only be made if this is justifiable taking into account the type of business activities of the company, the scope and risks related thereto and Einride’s need for financial resources, its liquidity and financial position. In respect of parent companies, also the business activities of the group, their scope and risks related thereto and the group’s need for financial resources, its liquidity and financial position shall be taken into account.

Einride’s shares will be registered in the computerized book-entry share registration system administered by Euroclear Sweden AB (“Euroclear”). The rights attached to shares eligible for dividends accrue to those persons whose names are recorded in the register of shareholders on the record day. The dividends are then sent to a specified account as directed by the person registered with Euroclear. The relevant record day must, in most circumstances, be specified in the resolution declaring a dividend or resolving upon a capital increase or any similar matter in which shareholders have preferential rights, or the Einride Board must be authorized to determine the relevant record day.

Where the registered holder is a nominee, the nominee receives, for the account of the beneficial owner, dividends and, on issues of shares with preferential rights for the shareholders, shares, as well as rights. Dividends are remitted in a single payment to the nominee who is responsible for the distribution of such dividends to the beneficial owner. A similar procedure is adopted for share issues. Specific authority to act as a nominee must be obtained from Euroclear. At the request of Euroclear, the nominee must provide information about all beneficial holders of shares to Euroclear. Euroclear is required to keep a public register with regard to any holding on behalf of a single beneficial owner in excess of 500 shares in any one company. This list is prepared every third month and must reveal the names of the beneficial owner and be open to public inspection.

The Einride ADSs can be held through a bank or broker, in which case the holder is considered a “beneficial holder”. Alternatively, the Einride ADSs can be held directly through the Depositary Bank, in which case you are considered a “registered holder”, in which case you are entered directly on Einride’s shareholder register. The Depositary Bank receives dividends for the account of the beneficial owners and is responsible for the distribution of such dividends to the beneficial owner or its nominee.

Voting Rights

All of the Einride Ordinary Shares have equal rights to our assets and earnings and are entitled to one vote at the general meeting. At the general meeting, every shareholder may vote to the full extent of their shares held or represented, without limitation. Each Einride Ordinary Share entitles the shareholder to the same preferential rights related to issues of shares, warrants and convertible bonds relative to the number of shares they own and have equal rights to dividends and any surplus capital upon liquidation. Shareholders’ rights can only be changed in accordance with the procedures set out in the Swedish Companies Act.

Under the Swedish Companies Act, shareholders entered into the shareholders’ register as of the record date are entitled to vote at a general meeting (in person or by appointing a proxy holder). In accordance with the Amended Einride Articles, shareholders must give notice of their intention to attend the general meeting no later than the date specified in the notice. Shareholders who have their shares registered through a nominee and wish to exercise their voting rights at a general meeting must request to be temporary registered as a shareholder and entered into the shareholders’ register at the record date.

In matters that do not relate to elections and are not otherwise governed by the Swedish Companies Act or Amended Einride Articles, resolutions shall be adopted at the general meeting by a simple majority of the votes cast. In the event of a tied vote, the chairperson shall have the casting vote. For matters concerning securities of Einride, such as new share issuances, and other transactions such as private placements, mergers and a change from a public to a private company (or vice-versa), the Amended Einride Articles may only prescribe thresholds which are greater than those provided in the Swedish Companies Act.

Unless otherwise prescribed in the Amended Einride Articles, the person who receives the most votes in an election shall be deemed elected. In general, a resolution involving the alteration of the Amended Einride Articles shall be valid only when supported by shareholders holding not less than two-thirds of both the votes cast and the shares represented at the general meeting. The Swedish Companies Act lays out numerous exceptions for which a higher threshold applies, including restrictions on certain rights of shareholders, limits on the number of shares shareholders may vote at the general meeting and changes in the legal relationship between shares.

Transfer of Einride Ordinary Shares

As a general rule under Swedish company law, shares are freely transferable and, with respect to the Amended Einride Articles, there are no restrictions on the transferability of Einride Ordinary Shares, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of Nasdaq. Since Einride will be is registered with Euroclear, no share certificates will be issued, and all of its shares will be registered in the Euroclear accounts of the respective holder. Changes to registrations in Euroclear accounts are made by authorized account operating institutions, such as banks, upon instruction from the holder. Registration of shares on a Euroclear account serves as evidence of the account holder’s legal title to the shares. Joint holders are usually not recorded on the Euroclear accounts. Shareholdings may also be registered in the name of an institution designated by the account holder as, and duly authorized by Euroclear to act as, a nominee in the Euroclear system.

Transfer of the Einride ADS may take place through any broker licensed to buy and sell U.S. securities. Registered holders of the Einride ADSs may hold their Einride ADSs either physically in the form of a certificate or in uncertificated, book-entry form, evidenced by an account statement.

Liquidation

On a return of capital on winding up or liquidation, any assets available for distribution amongst Einride’s shareholders at the commencement of the winding up (i.e. any surplus after paying off all the creditors of the company), will be equally distributed amongst Einride’s shareholders in proportion to the par value of the shares held by them.

Preemptive Rights

Under the Swedish Companies Act, shareholders of any class of shares will generally have a preemptive right to subscribe for shares or warrants issued of any class in proportion to their shareholdings. Shareholders will have preferential rights to subscribe for new shares in proportion to the number of shares they own. If an offering is not fully subscribed for based on subscription rights, shares may be allocated to subscribers without subscription rights. The preemptive right to subscribe does not apply in respect of shares issued for consideration by payment in kind or of shares issued pursuant to convertible debentures or warrants previously issued by the company.

The preemptive right to subscribe for new shares may be set aside. A share issue with deviation from the shareholders’ preemptive rights may be resolved either by the shareholders at a general meeting, or by the board of directors if the board resolution is preceded by an authorization therefor from the general meeting. A resolution to issue shares with deviation from the shareholders’ preemptive rights and a resolution to authorize the board of directors to do the same must be passed by two-thirds of both the votes cast and the shares represented at the general meeting resolving on the share issue or the authorization of the board of directors.

General Meetings of Shareholders

We are required to hold an annual general meeting of shareholders each year on such day and at such place as the directors may determine; however such annual general meeting must occur no later than six months from the end of each fiscal year. The general meeting of shareholders is our highest decision-making body and serves as an opportunity for our shareholders to make decisions regarding our affairs. Shareholders who are registered in the share register held by Euroclear six banking days before the meeting, or temporary voting registrations made by each nominee four banking days before the meeting, and have notified us no later than the date specified in the notice described below have the right to participate at our general meetings, either in person or by a representative. All shareholders have the same participation and voting rights at general meetings. At the annual general meeting, inter alia, members of the board of directors are elected, and a vote is held on whether each individual board member and the chief executive officer will be discharged from any potential liabilities for the previous fiscal year. Auditors are elected as well. Decisions are made concerning adoption of annual reports, allocation of earnings, fees for the board of directors and the auditors and other essential matters that require a decision by the meeting. Most decisions require a simple majority but the Swedish Companies Act dictates other thresholds in certain instances.

Shareholders have the right to ask questions to the Einride Board and managers at general meetings that pertain to the business of Einride and also have an issue brought forward at the general meeting. In order for us to include the issue in the notice of the annual general meeting, a request of issue discussion must be received by us normally seven weeks before the meeting. Any request for the discussion of an issue at the annual general meeting shall be made to the Einride Board and any request within the nominating and corporate governance committee’s competence shall be made to the nominating and corporate governance committee. The Einride Board shall convene an extraordinary general meeting of shareholders who together represent at least 10% of all shares in Einride so demand in writing to discuss or resolve on a specific issue.

The Einride ADSs represent Einride Ordinary Shares deposited with the Depositary Bank, and underlie such certificates and carry the rights attached to them as detailed in the Depositary Agreement between Einride and the Depositary Bank. Holders of Einride ADSs have the right to vote on shareholders resolutions.

Changes in Capital

Changes to Einride’s share capital require, as a general rule, a resolution passed at a general meeting of the shareholders. The Einride Board may, within certain limits, be granted authority (limited in time until the next annual general meeting of the shareholders) to resolve upon an issuance of new shares, as well as take such a resolution subject to subsequent approval by the shareholders. A resolution to deviate from pre-emptive shareholder rights in connection with a new issuance of shares, to change the share capital in such a way as requires an amendment to the articles of association or to redeem share capital or restricted reserves is valid only if shareholders representing two-thirds of the votes cast and the shares represented at the general meeting vote in favor of the resolution.

Warrants

Upon the consummation of the Business Combination, each Legato III Warrant outstanding immediately prior will be assumed by Einride and converted into an Einride Warrant. Each Einride Warrant will continue to have and be subject to substantially the same terms and conditions as were applicable to such Legato III Warrant immediately prior to the consummation of the Business Combination (including any repurchase rights and cashless exercise provisions). In addition, pursuant to the PIPE Subscription Agreements, the PIPE Investors will receive PIPE Warrants to purchase Einride ADSs, and pursuant to the Specified Supplemental Agreement, Einride has agreed to issue to the Specified Party the Specified Warrants. Summary descriptions of the existing Legato III Warrants, PIPE Warrants and Specified Warrants are set forth below.

Legato III Public Warrants

Each whole Legato III Warrant entitles the registered holder to purchase one Legato III Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of an initial business combination. However, no Legato III Warrants will be exercisable for cash unless there is an effective and current registration statement covering the Legato III Ordinary Shares issuable upon exercise of the Legato III Warrants and a current prospectus relating to such Legato III Ordinary Shares. Notwithstanding the foregoing, if a registration statement covering the Legato III Ordinary Shares issuable upon exercise of the Legato III Public Warrants is not effective within a specified period following the consummation of Legato III’s initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when Legato III shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Legato III Warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the Legato III Warrants for that number of Legato III Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Legato III Ordinary Shares underlying the Legato III Warrants, multiplied by the difference between the exercise price of the Legato III Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the Legato III Ordinary Shares for the five trading days ending on the trading day prior to the date of exercise. The Legato III Warrants will expire on the fifth anniversary of Legato III’s completion of an initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption; provided that the Legato III Warrants will expire earlier if Legato III has not completed an initial business combination within the required time period and liquidate the Trust Account in connection therewith.

The Legato III Private Warrants, as well as any Legato III Warrants underlying additional Legato III Private Units we issue to the Initial Shareholders, Legato III’s officers or directors or their respective affiliates in payment of working capital loans made to Legato III, will be identical to the Legato III Public Warrants comprising part of the Legato III Units.

Legato III may call the Legato III Warrants for redemption, in whole and not in part, at a price of $0.01 per warrant,

●	at any time after the Legato III Warrants become exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the Legato III Warrants Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the Legato III Warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the Legato III Ordinary Shares underlying such Legato III Warrants.

The right to exercise will be forfeited unless the Legato III Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Legato III Warrants will have no further rights except to receive the redemption price for such holder’s Legato III Warrant upon surrender of such Legato III Warrant.

The redemption criteria for the Legato III Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Legato III Warrant exercise price so that if the share price declines as a result of Legato III’s redemption call, the redemption will not cause the share price to drop below the exercise price of the Legato III Warrants.

If Legato III calls the Legato III Warrants for redemption as described above, Legato III’s management will have the option to require all holders that wish to exercise Legato III Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Legato III Warrants for that number of Legato III Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Legato III Ordinary shares underlying the Legato III Warrants, multiplied by the difference between the exercise price of the Legato III Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Legato III Ordinary Shares for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Legato III Warrants.

The Legato III Warrants are issued in registered form under a warrant agreement between Equiniti Trust Company, LLC, as warrant agent, and Legato III. The warrant agreement provides that the terms of the Legato III Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of at least a majority of the then outstanding Legato III Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of Legato III Ordinary Shares issuable on exercise of the Legato III Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the Legato III Warrants will not be adjusted for issuances of Legato III Ordinary Shares at a price below their respective exercise prices.

In addition, if (x) Legato III issues additional Legato III Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at an issue price or effective issue price of less than $9.20 per Legato III Ordinary Share (with such issue price or effective issue price to be determined in good faith by the Legato III Board, and in the case of any such issuance to the Initial Shareholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of Legato III’s initial business combination on the date of the consummation of Legato III’s initial business combination (net of redemptions), and (z) the volume weighted average trading price of the Legato III Ordinary Shares during the 20 trading day period starting on the trading day prior to the day on which Legato III consummates its initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Legato III Warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which Legato III issues the additional Legato III Ordinary Shares or equity-linked securities.

The Legato III Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to Legato III, for the number of Legato III Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Legato III Ordinary Shares and any voting rights until they exercise their Legato III Warrants and receive Legato III Ordinary Shares. After the issuance of Legato III Ordinary Shares upon exercise of the Legato III Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Warrant holders may elect to be subject to a restriction on the exercise of their Legato III Warrants such that an electing warrant holder would not be able to exercise their Legato III Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.9% of the Legato III Ordinary Shares outstanding.

No fractional shares will be issued upon exercise of the Legato III Warrants. If, upon exercise of the Legato III Warrants, a holder would be entitled to receive a fractional interest in a share, Legato III will, upon exercise, round down to the nearest whole number the number of Legato III Ordinary Shares to be issued to the warrant holder.

PIPE Warrants

The PIPE Warrants are exercisable for Einride ADSs (“PIPE Warrant ADSs”) at any time after the date of their issuance and expire five years after the date of their issuance. The exercise price per PIPE Warrant ADS under the PIPE Warrants is $10.90, subject to adjustment as set forth in the PIPE Warrant and described below. The PIPE Warrants may also be exercised on a cashless “net issuance” basis.

The PIPE Warrants are subject to a beneficial ownership limitation, at the election of the holder. If the election is made, Einride will not effect any exercise of the PIPE Warrants, and a holder will not have the right to exercise any portion of the PIPE Warrants, to the extent that after giving effect to such issuance after exercise the holder (together with the holder’s affiliates, and anyone acting as a group together with the holder or any of the holder’s affiliates would beneficially own in excess of 4.9%, 9.9%, 19.9% (or such other amount as the holder may specify) of the ADSs.

The exercise price of the PIPE Warrants is subject to adjustment if Einride (i) subdivides or combines (including by way of a reverse share split) the outstanding Einride Ordinary Shares, (ii) issues by reclassification of Einride Ordinary Shares into any capital shares of Einride, (iii) changes the number of Einride Ordinary Shares represented by an Einride ADS, (iv) issues any Einride Ordinary Shares credited as fully paid to shareholders by way of capitalization of profits or reserves, (v) issues or sells pro rata to the record holders of the Einride Ordinary Shares (directly or in the form of Einride ADSs) any rights, options or warrants entitling them to subscribe for or purchase Einride Ordinary Shares (directly or in the form of Einride ADSs), or (vi) declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Einride Ordinary Shares, by way of return of capital or otherwise.

The exercise price of the PIPE Warrants also is subject to a one-time adjustment based on the subsequent market price. If, on the 21st trading day following the six-month anniversary of the effective date of the PIPE Registration Statement, the VWAP of the Einride ADSs for the 20 trading day period commencing on the date that is six months after the effective date of the PIPE Registration Statement (the “Measurement Price”) is less than the exercise price then in effect, then the exercise price then in effect shall be reduced to an amount equal to the greater of (i) the Measurement Price and (ii) $5.00.

In addition, the exercise price of the PIPE Warrants is subject to adjustment for subsequent equity issuances. If and whenever during the period commencing on the date of the PIPE Subscription Agreements and ending on the expiration date of the PIPE Warrants, Einride issues or sells, or is deemed to have issued or sold, any Einride Ordinary Shares (subject to certain exceptions) for proceeds per Einride ADS less than the exercise price then in effect (where the aggregate amount of proceeds received by Einride, together with all prior issuances and sales conducted for the purpose of raising capital by Einride on or after the date of the PIPE Subscription Agreements that were excluded from this adjustment by this condition, exceeds $500,000), then immediately after such issuance, the exercise price then in effect shall be reduced to the amount of such proceeds per Einride ADS. Simultaneously with any adjustment to the exercise price, the number of PIPE Warrant ADSs will be increased or decreased proportionately so that the aggregate exercise price remains unchanged.

If a Fundamental Transaction (as defined in the PIPE Warrants) occurs, then, upon any subsequent exercise of a PIPE Warrant, the holder will have the right to receive, for each PIPE Warrant ADS that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder (without regard to the beneficial ownership limitation), the number of Einride Ordinary Shares of the successor or acquiring corporation or of Einride, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of PIPE Warrant ADSs for which this PIPE Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to the beneficial ownership limitation).

Specified Warrants

Concurrently with its entry into a commercial agreement (the “Commercial Agreement”) with Amazon Logistics, Inc. (“Amazon Logistics”) on February 20, 2026, Einride entered into the Specified Supplemental Agreement, pursuant to which Einride agreed to issue 6,941,402 Specified Warrants to purchase Einride Ordinary Shares (after giving effect to the Closing) to the Specified Party. Upon issuance of the Specified Warrants, 2,313,801 of the Specified Warrants will vest, and the remainder are subject to vesting based on certain conditions, including payments to Einride from or on behalf of the Specified Party or its affiliates. Upon a Change of Control (as defined in the Specified Supplemental Agreement) or the termination of the Commercial Agreement by Amazon Logistics under certain circumstances, the unvested portion of the Specified Warrants will vest in full.

Subject to certain conditions, including vesting, each Specified Warrant may be exercised, in whole or in part and for cash or on a net exercise basis, at any time before February 20, 2036, at a purchase price per share equal to $34.00 (the “Exercise Price”). The Exercise Price and the shares issuable upon exercise of the Specified Warrants (the “Specified Warrant Shares”) are subject to customary antidilution adjustments. In addition, Einride has granted customary registration rights for the Specified Warrants and Specified Warrant Shares.

This description of the Specified Warrants and Specified Supplemental Agreement is a summary of the Specified Warrants and is qualified in its entirety by reference to the Specified Warrants and Specified Supplemental Agreement, which are filed as Exhibits 4.11 and 10.12, respectively, to the registration statement of which this proxy statement/prospectus is a part.

Powers of Directors

The Einride Board shall direct Einride’s policy and shall supervise the performance of Einride’s chief executive officer and his or her actions. The Einride Board may exercise all powers that are not required under the Swedish Companies Act or under the Amended Einride Articles to be exercised or taken by Einride’s shareholders.

Number of Directors

The Amended Einride Articles provide that the Einride Board shall consist of three to 10 members, with not more than 10 alternate members.

Amendments to the Amended Einride Articles

Under the Swedish Companies Act, an amendment of the Amended Einride Articles requires a resolution passed at a shareholders’ meeting. The number of votes required for a valid resolution depends on the type of amendment, however, any amendment must be approved by not less than two-thirds of the votes cast and the shares represented at the meeting. The Einride Board is not allowed to make amendments to the Amended Einride Articles absent shareholder approval.

Removal of Directors

Under the Swedish Companies Act, directors appointed at a general meeting may be removed by a resolution adopted at a general meeting, upon the affirmative vote of a simple majority of the votes cast, or if the relevant director notifies the Einride Board.

Vacancies on the Einride Board

Under the Swedish Companies Act, if a board member’s tenure should terminate prematurely, the other members of the board of directors shall take measures to appoint a new director for the remainder of the term, unless the outgoing board member was an employee representative. If the outgoing board member was elected by the shareholders, then the election of a new board member may be deferred until the time of the next annual general meeting, providing there are enough remaining board members to constitute a quorum.

Anti-Takeover Provisions

Neither our Articles nor the Swedish Companies Act contains any restrictions on change of control.

Shareholders’ Votes on Certain Reorganizations

Under the Swedish Companies Act, when a Swedish parent company, alone or together with one or more subsidiaries, owns more than 90 percent of the shares in a subsidiary, that parent company is entitled to purchase the remaining outstanding shares from the other shareholders of the subsidiary (through a compulsory, or minority, “squeeze-out” proceeding), and those shareholders may require the parent company to purchase their shares. Absent an agreement regarding the price for these shares, an arbitration tribunal will determine a fair price. In the case of a compulsory acquisition initiated promptly or within a reasonable period of time following a public offer to a substantial number of shareholders pursuant to which the offeror (or its affiliates) acquired a majority of the shares held by the offeror, the price will normally be the same as the price paid in such offer.

A statutory merger of a Swedish (transferring) company with another Swedish (absorbing) company pursuant to Chapter 23of the Swedish Companies Act requires the approval of the transferring company’s shareholders by a majority of at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at a shareholders’ meeting.

In the case of public limited liability companies, shareholder approval is required for transactions such as a disposal of shares in a subsidiary of the public limited liability company if such shares are acquired by directors or employees (or certain related parties to such persons) of the public limited liability company or companies within the same group. This type of disposal requires the approval of the shareholders through a majority of at least nine-tenths of the votes cast as well as at least nine-tenths of the shares represented at a meeting of the shareholders of the public limited liability company.

Liability of Directors

At annual general meetings, the shareholders must consider whether to exempt the members of the Einride Board and its chairperson from liability in respect of Einride’s business for the previous financial year. A simple majority of the votes at the annual general meeting may exempt the members of the Einride Board and the chairperson from liability. If shareholders representing at least 10% of the Einride Ordinary Shares vote against granting a director exemption from liability, shareholders representing at least 10% of the Einride Ordinary Shares are entitled to bring a claim against that director before the relevant Swedish court. Were there to be such a claim, such a claim would be lodged on behalf of, and in the name of, Einride.

In addition, shareholders may also claim damages directly and on their own behalf against any of the Einride directors, irrespective of whether an exemption from liability has been granted, if those directors in the performance of their duties, intentionally or negligently causes damage to the company. Einride is not responsible for the cost of such litigation, but the shareholders initiating the legal action are entitled to reimbursement from Einride of the legal expenses incurred to the extent that these costs may be covered by damages paid to Einride as a result of the legal action.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by Swedish law or by the Amended Einride Articles in respect of the rights of non-residents or foreign persons to purchase, own or sell securities issued by Einride.

Recent Sales of Unregistered Securities

In the past three years, Einride issued the following securities. Einride believes that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Date(s) of Issuance	Offering Type	Type of Security	Consideration ($)	Share price ($)/ Strike Price ($) (as applicable)	Number of Securities
January - September 2023	C round	Shares (Pref C)	23,373,538	34	687,455
February - September 2024	C round	Shares (Pref C)	34,517,800	34	1,015,226
September - November 2024	Convertible - 2024:2026	Shares (Pref C)	30,810,000	34	2,009,436
March 2025	Convertible - 2024:2026	Shares (Pref C)	5,179,500	34	337,808
April 2025	C round	Shares (Pref C)	9,798,460	34	288,190
May 14, 2025	Convertible - 2025:2027	Shares (Pref C)	20,000,000	34	N/A
July - August 2025	Pre-PIPE	Shares (Ordinary)	68,667,143	34	2,019,621
November 27, 2023	2023/2028:1	Warrants	-	68 (strike price)	2,169,008
May 10, 2025	Series 2025/2028:1	Warrants	-	24 (strike price)	4,547,925
May 10, 2025	Series 2025/2030:1	Warrants	-	24 (strike price)	300,882
September 24, 2025	Series 2025/2028:2	Warrants	-	55 (strike price)	232,635
September 24, 2025	Series 2025/2030:2	Warrants	-	24 (strike price)	193,231
March 2023 - October 2025	Einride AB Equity Incentive Plan (U.S.)	Options	-	$24 - $35 (strike price, depending on date of grant)	914,774

For the avoidance of doubt, the Specified Warrants under the Specified Supplemental Agreement are expected to be issued by Einride during the week of March 16, 2026, and the PIPE ADSs and PIPE Warrants under the PIPE Subscription Agreements are expected to be issued by Einride at the Closing and, accordingly, do not constitute historical unregistered sales of Einride’s securities prior to the Business Combination for purposes of this Item 701 disclosure of Einride’s recent sales; summary information regarding such arrangements is provided elsewhere in this proxy statement/prospectus under “Description of Einride’s Share Capital — Warrants — Specified Warrants” and “The Business Combination Agreement — Additional Agreements — PIPE Subscription Agreements”.

COMPARISON OF SHAREHOLDER RIGHTS

General

Legato III is incorporated as a Cayman Islands exempted company and the rights of Legato III’s shareholders are governed by the laws of the Cayman Islands, including the Cayman Companies Act, and by the Legato III Articles. Einride is incorporated as a Swedish public limited liability company and the rights of Einride’s shareholders will be governed by the laws of Sweden, including the Swedish Companies Act, and by the Amended Einride Articles. Following the Business Combination, the rights of Legato III’s shareholders who become Einride’s shareholders will be governed by Swedish law and will no longer be governed by the Legato III Articles or Cayman Islands law, and instead will be governed by the Amended Einride Articles.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Legato III’s shareholders under the Legato III Articles (left column) and the rights of Einride’s shareholders under the Amended Einride Articles (right column) following the completion of the Business Combination. The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Legato III Articles and Amended Einride Articles, as well as the relevant provisions of the Swedish Companies Act.

Legato III	Einride

Authorized Share Capital

Share capital of Legato III is $20,100 divided into 200,000,000 Legato III Ordinary Shares and 1,000,000 preference shares of a par value of $0.0001 each.	Share capital of Einride shall be no less than SEK [●] and no more than [●] SEK, and the number of shares in Einride shall be no less than [●] and no more than [●].

Number of Directors

The Legato III Board shall consist of not less than one person, provided however that Legato III may by ordinary resolution increase or reduce the limits in the number of directors.	The Einride Board shall comprise of no less than three and not more than 10 members, with no more than 10 alternative members. At least half of the directors shall be resident within the European Economic Area (unless otherwise approved by the Swedish Companies Registration Office). The actual number of Einride board members shall be determined by a shareholders’ meeting, within the limits set out in the Amended Einride Articles.

Appointment and Removal of Directors

Legato III may by ordinary resolution appoint any person to be a director or may by ordinary resolution remove any director.	Under the Swedish Companies Act, directors appointed at a general meeting may be removed by a resolution adopted at a general meeting, upon the affirmative vote of a simple majority of the votes cast. A director may also notify the Einride Board of his or her resignation.

Legato III	Einride

Filling Vacancies on the Board of Directors

The directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Legato III Articles as the maximum number of directors.	Under the Swedish Companies Act, if a board member’s tenure should terminate prematurely, the other members of the board of directors shall take measures to appoint a new director for the remainder of the term, unless the outgoing board member was an employee representative. If the outgoing board member was elected by the shareholders, then the election of a new board member may be deferred until the time of the next annual general meeting, providing there are enough remaining board members to constitute a quorum.

Shareholder Meeting Quorum

The holders of a majority of the shares of Legato III being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum.	The holder of at least one share being present in person or by proxy or if a legal person by its duly authorized representative shall be a quorum in general. However, certain resolutions under the Swedish Companies Act includes majority requirements that requires that a higher number of shares and/or votes are represented at the general meeting.

Calling a General Meeting of Shareholders

The directors, the chief executive officer or the chairperson of the Legato III Board may call general meetings, and, for the avoidance of doubt, shareholders shall not have the ability to call general meetings.	Under the Swedish Companies Act, the board of directors may convene an extraordinary general meeting whenever it believes reason exists to hold a general meeting prior to the next ordinary general meeting. The board of directors shall also convene an extraordinary general meeting when an auditor of the company or owners of not less than one-tenth of all shares in the company demand in writing that such a meeting be convened to address a specified matter.

Advance Notice of Meetings

A director may, or other officer on the direction of a director shall, call a meeting of the directors by at least two days’ notice in writing to every director, which notice shall set forth the general nature of the business to be considered, unless notice is waived by all the directors either at, before or after the meeting is held.

At least five clear days’ notice shall be given of any general meeting of shareholders.

Under the Swedish Companies Act, a general meeting of shareholders must be preceded by a notice. The notice of the annual general meeting of shareholders must be issued no sooner than six weeks and no later than four weeks before the date of an annual general meeting. Notice of other extraordinary general meetings must be issued no sooner than six weeks and no later than two weeks before the meeting, unless an amendment of the articles of association shall be resolved on the general meeting, whereby notice must be issued no later than four weeks before the meeting. Notice to shareholders of a general meeting is issued in the Swedish Official Gazette and on the company’s website and by advertisement in Svenska Dagbladet. The notice must include an agenda listing each item that shall be voted upon at the meeting.

Legato III	Einride

Shareholder Action by Written Consent

A resolution (including a special resolution) in writing (in one or more counterparts) signed by or on behalf of all of the shareholders for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorized representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of Legato III duly convened and held.	A resolution in writing (in one or more counterparts) signed by or on behalf of all of the shareholders shall be as valid and effective as if the resolution had been passed at a general meeting of Einride duly convened and held.

Voting Requirements for Amendments

Subject to the Cayman Companies Act and Legato III Articles, Legato III may by special resolution (resolution passed by at least two-thirds of such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and a unanimous written resolution) to alter or add to the Legato III Articles.	Under the Swedish Companies Act, an amendment of Einride’s articles of association requires a resolution passed at a shareholders’ meeting. The number of votes required for a valid resolution depends on the type of amendment, however, any amendment must be approved by not less than two-thirds of the votes cast and the shares represented at the meeting. The Einride Board is not allowed to make amendments to the articles of association absent shareholder approval.

Dividends

Subject to the Cayman Companies Act and Legato III Articles and except as otherwise provided by the rights attached to any shares of Legato III, the directors may resolve to pay dividends and other distributions on shares in issue and authorize payment of the dividends or other distributions out of the funds of Legato III lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No dividend or other distribution shall be paid except out of the realized or unrealized profits of Legato III, out of the share premium account or as otherwise permitted by law.	Under Swedish law, only a general meeting of shareholders may decide on payment of dividends, which may not exceed the amount proposed by the Einride Board (except in certain limited circumstances), and may only be paid from funds legally available for that purpose. Under Swedish law, no interim dividends may be paid in respect of any fiscal period for which audited financial statements of the company have not yet been adopted by the annual general meeting of shareholders. The market practice in Sweden is most often for dividends to be paid annually. Under the Swedish Companies Act, dividends to shareholders and other transfers of value from a company—such as purchases of its own shares—may only be made when the company’s restricted equity remains fully covered after the transfer of value has been made. The calculation shall be based upon the most recently adopted balance sheet, and any changes in the restricted equity that has occurred after the balance sheet date shall be taken into account. In addition, dividends to shareholders and other transfers of value from the company may only be made if this is justifiable taking into account the type of business activities of the company, the scope and risks related thereto and the company’s need for financial resources, its liquidity and financial position. In respect of parent companies, also the business activities of the group, their scope and risks related thereto and the group’s need for financial resources, its liquidity and financial position shall be taken into account.

Legato III	Einride

Indemnification of Directors and Officers

The Legato III Articles provides for the indemnification for every director and officer (which for the avoidance of doubt, does not include auditors of the Legato III), together with every former director and former officer, out of the assets of Legato III against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default.	Under Swedish law, board members and the managing director can incur personal liability under certain circumstances. Liability typically arises if they, through intent or negligence, cause damage to the company. Liability can also arise if damage is caused to shareholders or third parties, by breaching the Swedish Companies Act, the Swedish Annual Accounts Act, or the company’s articles of association.

Certain privileges of the holders of the Einride Preference Shares, including but not limited to the co-sale right, the right of redemption, the right of liquidation, the right of anti-dilution, the right of drag-along, the right of priority dividend and any right of such holders which would effect the application of qualified initial public offering was terminated on the date when the Closing occurs.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the Einride ADSs. Each Einride ADS will represent ownership of one Einride Ordinary Share, deposited with Skandinaviska Enskilda Banken AB, having its principal office at Kungsträdgårdsgatan 8, S-106 40 Stockholm, Sweden, as custodian for the Depositary. Each Einride ADS will also represent ownership of any other securities, cash or other property which may be held by the Depositary Bank. The Depositary Bank’s corporate trust office at which the Einride ADSs will be administered is located at 1 Columbus Circle, New York, NY 10019, USA. The principal executive office of the Depositary Bank is located at 1 Columbus Circle, New York, NY 10019, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the Depositary Bank may register the ownership of uncertificated Einride ADSs, which ownership shall be evidenced by periodic statements issued by the Depositary Bank to the Einride ADS holders entitled thereto.

We will not treat Einride ADS holders as our shareholders and accordingly, you, as an Einride ADS holder, will not have shareholder rights. Swedish law governs shareholder rights. The Depositary Bank will be the holder of the Einride Ordinary Shares underlying your Einride ADSs. As a holder of Einride ADSs, you will have Einride ADS holder rights. A Deposit Agreement among us, the Depositary Bank and you, as an Einride ADS holder, and the beneficial owners of Einride ADSs sets out Einride ADS holder rights as well as the rights and obligations of the Depositary Bank. The laws of the State of New York govern the Deposit Agreement and the Einride ADSs. See “—Jurisdiction and Arbitration.”

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find More Information.”

Holding the Einride ADSs

How will you hold your Einride ADSs?

You may hold Einride ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of Einride ADSs, registered in your name, or (b) by holding Einride ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold Einride ADSs directly, you are an Einride ADS holder. This description assumes you hold your Einride ADSs directly. Einride ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the Einride ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of Einride ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The Depositary Bank has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Einride Ordinary Shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Einride Ordinary Shares your Einride ADSs represent as of the record date (which will be as close as practicable to the record date for the Einride Ordinary Shares) set by the Depositary Bank with respect to the Einride ADSs.

●	Cash. The Depositary Bank will convert or cause to be converted any cash dividend or other cash distribution we pay on the Einride Ordinary Shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the Deposit Agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the Depositary Bank shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the Deposit Agreement allows the Depositary Bank to distribute the foreign currency only to those Einride ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the Einride ADS holders who have not been paid and such funds will be held for the respective accounts of the Einride ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the Einride ADS holders.

●	Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the Depositary Bank, that must be paid, will be deducted. See “U.S. Federal Income Tax Considerations.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary Bank cannot convert the foreign currency, you may lose some or all of the value of the distribution.

●	Shares. For any Einride Ordinary Shares we distribute as a dividend or free distribution, either (1) the Depositary Bank will distribute additional Einride ADSs representing such Einride Ordinary Shares or (2) existing Einride ADSs as of the applicable record date will represent rights and interests in the additional Einride Ordinary Shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the Depositary Bank and taxes and/or other governmental charges. The Depositary Bank will only distribute whole Einride ADSs. It will try to sell Einride Ordinary Shares which would require it to deliver a fractional Einride ADS and distribute the net proceeds in the same way as it does with cash. The Depositary Bank may sell a portion of the distributed Einride Ordinary Shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

●	Elective Distributions in Cash or Shares. If we offer holders of Einride Ordinary Shares the option to receive dividends in either cash or shares, the Depositary Bank, after consultation with us and having received timely notice as described in the Deposit Agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the Einride ADSs. We must timely first instruct the Depositary Bank to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The Depositary Bank could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the Depositary Bank shall, on the basis of the same determination as is made in respect of the Einride Ordinary Shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional Einride ADSs representing Einride Ordinary Shares in the same way as it does in a share distribution. The Depositary Bank is not obligated to make available to you a method to receive the elective dividend in shares rather than in Einride ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Einride Ordinary Shares.

●	Rights to Purchase Additional Shares. If we offer holders of Einride Ordinary Shares any rights to subscribe for additional shares, the Depositary Bank shall having received timely notice as described in the Deposit Agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the Depositary Bank to make such rights available to you and furnish the Depositary Bank with satisfactory evidence that it is legal to do so. If the Depositary Bank decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the Depositary Bank will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The Depositary Bank will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the Depositary Bank makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the Depositary Bank and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for Einride Ordinary Shares (rather than Einride ADSs).

U.S. securities laws may restrict transfers and cancellation of the Einride ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these Einride ADSs freely in the United States. In this case, the Depositary Bank may deliver restricted Depositary Bank shares that have the same terms as the Einride ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of Einride Ordinary Shares or be able to exercise such rights.

●	Other Distributions. Subject to receipt of timely notice, as described in the Deposit Agreement, from us with the request to make any such distribution available to you, and provided the Depositary Bank has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the Deposit Agreement, the Depositary Bank will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the Depositary Bank and taxes and/or other governmental charges. If any of the conditions above are not met, the Depositary Bank will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the Depositary Bank may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The Depositary Bank is not responsible if it decides that it is unlawful or impractical to make a distribution available to any Einride ADS holders. We have no obligation to register Einride ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of Einride ADSs, shares, rights or anything else to Einride ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the Depositary Bank determines that it is illegal or not practicable for us or the Depositary Bank to make them available to you.

Deposit, Withdrawal and Cancellation

How are Einride ADSs issued?

The Depositary Bank will deliver Einride ADSs if you or your broker deposit Einride Ordinary Shares or evidence of rights to receive Einride Ordinary Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary Bank will register the appropriate number of Einride ADSs in the names you request and will deliver the Einride ADSs to or upon the order of the person or persons entitled thereto.

How do Einride ADS holders cancel an American Depositary Share?

You may turn in your Einride ADSs at the Depositary Bank’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary Bank will deliver the Einride Ordinary Shares and any other deposited securities underlying the Einride ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the Depositary Bank will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do Einride ADS holders interchange between Certificated Einride ADSs and Uncertificated Einride ADSs?

You may surrender your ADR to the Depositary Bank for the purpose of exchanging your ADR for uncertificated Einride ADSs. The Depositary Bank will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated Einride ADSs. Alternatively, upon receipt by the Depositary Bank of a proper instruction from a holder of uncertificated Einride ADSs requesting the exchange of uncertificated Einride ADSs for certificated Einride ADSs, the Depositary Bank will execute and deliver to you an ADR evidencing those Einride ADSs.

Voting Rights

How do you vote?

You may instruct the Depositary Bank to vote the Einride Ordinary Shares or other deposited securities underlying your Einride ADSs at any meeting at which you are entitled to vote pursuant to Swedish law, the provisions of the Amended Einride Articles, and the provisions of the Deposit Agreement. Otherwise, you could exercise your right to vote directly if you withdraw the Einride Ordinary Shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the Einride Ordinary Shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the Deposit Agreement, the Depositary Bank will notify you of the upcoming meeting at which you are entitled to vote pursuant to Swedish law, the provisions of the Amended Einride Articles, and the provisions of the Deposit Agreement, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such information as is contained in our notice of meeting or solicitation of consents or proxies; (b) a statement that the Einride ADS holders at the close of business in New York on the specified record date will be entitled, subject to Swedish law, the provisions of the Amended Einride Articles, and the provisions of the Deposit Agreement, to instruct the Depositary Bank as to the exercise of the voting rights, if any, pertaining to the Einride Ordinary Shares or other deposited securities represented by such holder’s Einride ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the Depositary Bank. Voting instructions may be given only in respect of a number of Einride ADSs representing an integral number of Einride Ordinary Shares or other deposited securities. For instructions to be valid, the Depositary Bank must receive them in writing on or before the date specified. The Depositary Bank will try, as far as practical, subject to Swedish law and the provisions of the Einride Articles and the Deposit Agreement, to vote or to have its agents vote the Einride Ordinary Shares or other deposited securities (in person or by proxy) as you instruct. The Depositary Bank will only vote or attempt to vote as you instruct. If the Depositary Bank timely receives voting instructions from you that fail to specify the manner in which the Depositary Bank is to vote the Einride ADSs on one or more matters presented at the relevant meeting, the Depositary Bank will abstain on those items for which you failed to specify the manner in which the Depositary Bank is to vote.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary Bank to vote the Einride Ordinary Shares underlying your Einride ADSs. In addition, there can be no assurance that Einride ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the Depositary Bank or the custodian, as applicable, to vote on the same terms and conditions as the holders of Einride Ordinary Shares.

The Depositary Bank and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the Einride Ordinary Shares underlying your Einride ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary Bank as to the exercise of voting rights relating to deposited securities, if we request the Depositary Bank to act, we will give the Depositary Bank notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each Einride ADS holder and beneficial owner shall (a) provide such information as we or the Depositary Bank may request pursuant to law, including, without limitation, relevant Swedish law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the Einride Ordinary Shares, Einride ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the Einride ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of Sweden, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the Einride ADSs, ADRs or Einride Ordinary Shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the Einride ADSs, ADRs or Einride Ordinary Shares may be transferred, to the same extent as if such Einride ADS holder or beneficial owner held Einride Ordinary Shares directly, in each case irrespective of whether or not they are Einride ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each Einride ADS holder and beneficial owner shall comply with our requests pursuant to Swedish law, the rules and requirements of the Nasdaq and any other stock exchange on which the Einride Ordinary Shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such Einride ADS holder or beneficial owner owns Einride ADS and regarding the identity of any other person interested in such Einride ADS and the nature of such interest and various other matters, whether or not they are Einride ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an Einride ADS holder, you will be required to pay the following service fees to the Depositary Bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your Einride ADSs):

Service		Fees
●	To any person to which Einride ADSs are issued or to any person to which a distribution is made in respect of Einride ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per Einride ADS issued

●	Cancellation of Einride ADSs, including the case of termination of the Deposit Agreement	Up to US$0.05 per Einride ADS cancelled

●	Distribution of cash dividends	Up to US$0.05 per Einride ADS held

●	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per Einride ADS held

●	Distribution of Einride ADSs pursuant to exercise of rights.	Up to US$0.05 per Einride ADS held

●	Distribution of securities other than Einride ADSs or rights to purchase additional Einride ADSs	Up to US$0.05 per Einride ADS held

●	Depositary services	Up to US$0.05 per Einride ADS held on the applicable record date(s) established by the Depositary Bank

As an Einride ADS holder, you will also be responsible for paying certain fees and expenses incurred by the Depositary Bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your Einride ADSs) such as:

●	Fees for the transfer and registration of Einride Ordinary Shares charged by the registrar and transfer agent for the Einride Ordinary Shares in Sweden (i.e., upon deposit and withdrawal of Einride Ordinary Shares).

●	Expenses incurred for converting foreign currency into U.S. dollars.

●	Expenses for cable, telex and fax transmissions and for delivery of securities.

●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Einride Ordinary Shares are deposited or withdrawn from deposit).

●	Fees and expenses incurred in connection with the delivery or servicing of Einride Ordinary Shares on deposit.

●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Einride Ordinary Shares, deposited securities, Einride ADSs and ADRs.

●	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of Einride ADSs are typically paid to the Depositary Bank by the brokers (on behalf of their clients) receiving the newly issued Einride ADSs from the Depositary Bank and by the brokers (on behalf of their clients) delivering the Einride ADSs to the Depositary Bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to Einride ADS holders and the depositary services fee are charged by the Depositary Bank to the holders of record of Einride ADSs as of the applicable Einride ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the Depositary Bank charges the applicable fee to the Einride ADS record date holders concurrent with the distribution. In the case of Einride ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the Depositary Bank sends invoices to the applicable record date Einride ADS holders. In the case of Einride ADSs held in brokerage and custodian accounts (via DTC), the Depositary Bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the Einride ADSs held in DTC) from the brokers and custodians holding Einride ADSs in their DTC accounts. The brokers and custodians who hold their clients’ Einride ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the Depositary Bank.

In the event of refusal to pay the depositary fees, the Depositary Bank may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the Einride ADS holder.

The Depositary Bank may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the Einride ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the Depositary Bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your Einride ADSs or on the deposited securities represented by any of your Einride ADSs. The Depositary Bank may refuse to register or transfer your Einride ADSs or allow you to withdraw the deposited securities represented by your Einride ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your Einride ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Depositary Bank sells deposited securities, it will, if appropriate, reduce the number of Einride ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the Depositary Bank, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the Deposit Agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of Einride Ordinary Shares	The cash, shares or other securities received by the Depositary Bank will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each Einride ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the Einride Ordinary Shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The Depositary Bank may distribute some or all of the cash, shares or other securities it received. It may also deliver new Einride ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the Deposit Agreement be amended?

We may agree with the Depositary Bank to amend the Deposit Agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary Bank for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by Einride ADS holders under the Deposit Agreement, or materially prejudices a substantial existing right of Einride ADS holders, it will not become effective for outstanding Einride ADSs until 30 days after the Depositary Bank notifies Einride ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your Einride ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended. If any new laws are adopted which would require the Deposit Agreement to be amended in order to comply therewith, we and the Depositary Bank may amend the Deposit Agreement in accordance with such laws and such amendment may become effective before notice thereof is given to Einride ADS holders.

How may the Deposit Agreement be terminated?

The Depositary Bank will terminate the Deposit Agreement if we ask it to do so, in which case the Depositary Bank will give notice to you at least 90 days prior to termination. The Depositary Bank may also terminate the Deposit Agreement if the Depositary Bank has told us that it would like to resign, or if we have removed the Depositary Bank, and in either case we have not appointed a new depositary within 90 days. In either such case, the Depositary Bank must notify you at least 30 days before termination.

After termination, the Depositary Bank and its agents will do the following under the Deposit Agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver Einride Ordinary Shares and other deposited securities upon cancellation of Einride ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the Depositary Bank may sell any remaining deposited securities by public or private sale. After that, the Depositary Bank will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the Einride ADS holders that have not surrendered their Einride ADSs. It will not invest the money and has no liability for interest. After such sale, the Depositary Bank’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the Deposit Agreement except for our obligations to the Depositary Bank thereunder.

Books of Depositary Bank

The Depositary Bank will maintain Einride ADS holder records at its Depositary Bank office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the Deposit Agreement.

The Depositary Bank will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the Depositary Bank in connection with the performance of its duties under the Deposit Agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of Einride ADSs

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary Bank and the custodian. It also limits our liability and the liability of the Depositary Bank. The Depositary Bank and the custodian:

●	are only obligated to take the actions specifically set forth in the Deposit Agreement without gross negligence or willful misconduct;

●	are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, Sweden or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

●	are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

●	are not liable for any action or inaction of the Depositary Bank, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting Einride Ordinary Shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

●	are not liable for the inability of any holder of Einride ADSs to benefit from any distribution on deposited securities that is not made available to holders of Einride ADSs under the terms of the Deposit Agreement;

●	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the Deposit Agreement, or otherwise;

●	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

●	disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting Einride Ordinary Shares for deposit, holders and beneficial owners (or authorized representatives) of Einride ADSs, or any person believed in good faith to be competent to give such advice or information; and

●	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of Einride ADS.

The Depositary Bank and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the Deposit Agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of Einride ADSs, Einride Ordinary Shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary Bank or in connection with any matter arising wholly after the removal or resignation of the Depositary Bank, provided that in connection with the issue out of which such potential liability arises the Depositary Bank performed its obligations without gross negligence or willful misconduct while it acted as Depositary Bank.

In the Deposit Agreement, we agree to indemnify the Depositary Bank under certain circumstances.

Jurisdiction and Arbitration

The laws of the State of New York govern the Deposit Agreement and the Einride ADSs and we have agreed with the Depositary Bank that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the Deposit Agreement and that the Depositary Bank will have the right to refer any claim or dispute arising from the relationship created by the Deposit Agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the Deposit Agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal or state courts.

Jury Trial Waiver

The Deposit Agreement provides that each party to the Deposit Agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the Depositary Bank arising out of or relating to our shares, the Einride ADSs or the Deposit Agreement, including any claim under the U.S. federal securities laws. If we or the Depositary Bank opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law.

Requirements for Depositary Actions

Before the Depositary Bank will issue, deliver or register a transfer of an Einride ADS, split-up, subdivide or combine Einride ADSs, make a distribution on an Einride ADS, or permit withdrawal of Einride Ordinary Shares, the Depositary Bank may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Einride Ordinary Shares or other deposited securities and payment of the applicable fees, expenses and charges of the Depositary Bank;

●	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the Deposit Agreement; and

●	compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or Einride ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the Depositary Bank may establish, from time to time, consistent with the Deposit Agreement and applicable laws, including presentation of transfer documents.

The Depositary Bank may refuse to issue and deliver Einride ADSs or register transfers of Einride ADSs generally when the register of the Depositary Bank or our transfer books are closed or at any time if the Depositary Bank or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your Einride ADSs

You have the right to cancel your Einride ADSs and withdraw the underlying Einride Ordinary Shares at any time except:

●	when temporary delays arise because: (1) the Depositary Bank has closed its transfer books or we have closed our transfer books; (2) the transfer of Einride Ordinary Shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the Einride Ordinary Shares;

●	when you owe money to pay fees, taxes and similar charges;

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Einride ADSs or to the withdrawal of Einride Ordinary Shares or other deposited securities, or other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

●	for any other reason if the Depositary Bank or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The Depositary Bank shall not knowingly accept for deposit under the Deposit Agreement any Einride Ordinary Shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Einride Ordinary Shares.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated Einride ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the Depositary Bank may register the ownership of uncertificated Einride ADSs, which ownership shall be evidenced by periodic statements issued by the Depositary Bank to the Einride ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an Einride ADS holder, to direct the Depositary Bank to register a transfer of those Einride ADSs to DTC or its nominee and to deliver those Einride ADSs to the DTC account of that DTC participant without receipt by the Depositary Bank of prior authorization from the Einride ADS holder to register such transfer.

ENFORCEABILITY OF CIVIL LIABILITIES

Einride is incorporated and currently existing under the laws of Sweden. In addition, certain of our directors and officers reside outside of the United States, and most of the assets of our subsidiaries are located outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws. In addition, uncertainty exists as to whether the courts of Sweden would:

●	recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in Sweden against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Under Swedish law, the general rule is that recognition and enforcement of foreign judgments require statutory support. Such support exists primarily in Swedish rules derived from EU law or international conventions to which Sweden or the EU is a party. The United States and Sweden currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. However, in commercial matters where a U.S. court exercised jurisdiction based on an exclusive choice of court agreement between the parties, Swedish courts may, under case law developed by the Swedish Supreme Court, give effect to such foreign judgments by issuing a corresponding Swedish judgment, provided certain formal conditions are met. These conditions include that the foreign judgment is final, the defendant was properly served and had an opportunity to appeal, and that recognition does not conflict with Swedish public policy (ordre public). This is not automatic recognition but a limited review focused on procedural safeguards. Where a U.S. judgment is not based on exclusive jurisdiction under such an agreement, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Sweden. In order to obtain a judgment that is enforceable in Sweden, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in Sweden. Such party may submit to the Swedish court the final judgment rendered by the U.S. court. This court will have discretion to attach such weight to the judgment rendered by the relevant U.S. court depending on the circumstances. Circumstances that may be relevant to the Swedish court in deciding to give conclusive effect to a final and enforceable judgment of such court in respect of the contractual obligations thereunder without re-examination or re-litigation of the substantive matters adjudicated upon include whether: (i) the court involved accepted jurisdiction on the basis of internationally recognized grounds to accept jurisdiction, (ii) the proceedings before such court are in compliance with principles of proper procedure, (iii) such judgment is not contrary to the public policy of Sweden and (iv) such judgment is not incompatible with a judgment given between the same parties by a Swedish court or with a prior judgment given between the same parties by a foreign court in a dispute concerning the same subject matter and based on the same cause of action, provided such prior judgment fulfils the conditions necessary for it to be given binding effect in Sweden. Swedish courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Swedish court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

Swedish civil procedure differs substantially from U.S. civil procedure in a number of respects. Insofar as the production of evidence is concerned, U.S. law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under Swedish law.

Subject to the foregoing and service of process in accordance with applicable treaties, investors may be able to enforce in Sweden judgments in civil and commercial matters obtained from U.S. federal or state courts. However, no assurance can be given that those judgments will be enforceable. In addition, it is doubtful whether a Swedish court would accept jurisdiction and impose civil liability in an original action commenced in Sweden and predicated solely upon U.S. federal securities laws.

FUTURE SHAREHOLDER PROPOSALS AND NOMINATIONS

If the Business Combination is consummated and you become a holder of Einride Ordinary Shares, you shall be entitled to attend and participate in Einride’s annual meetings of shareholders. If Einride holds a 2026 annual meeting of shareholders, it shall provide notice of or otherwise publicly disclose the date on which such annual meeting shall be held. As a foreign private issuer, Einride shall not be subject to the SEC’s proxy rules.

APPRAISAL RIGHTS UNDER THE CAYMAN COMPANIES ACT

Holders of record of Legato III Ordinary Shares may have appraisal rights in connection with the Merger under the Cayman Companies Act. In this proxy statement/prospectus, these appraisal or dissent rights are sometimes referred to as “Dissent Rights.” Holders of record of Legato III Ordinary Shares wishing to exercise such Dissent Rights and make a demand for payment of the fair market value for his, her or its Legato III Ordinary Shares must give written objection to the Merger to Legato III prior to the shareholder vote at the Meeting to approve the Merger and follow the procedures set out in Section 238 of the Cayman Companies Act. These statutory appraisal rights are separate to and mutually exclusive of the right of Legato III Public Shareholders to demand that their Legato III Public Shares are redeemed for cash for a pro rata share of the funds on deposit in the Trust Account in accordance with the Legato III Articles. It is possible that if a Legato III Public Shareholder exercises appraisal rights, the fair value of the Legato III Public Shares determined under Section 238 of the Cayman Companies Act could be more than, the same as, or less than such holder would obtain if they exercised their redemption rights as described herein. Legato III believes that such fair market value would equal the amount that Legato III Public Shareholders would obtain if they exercise their redemption rights as described herein.

Legato III shareholders need not vote against any of the proposals at the Meeting in order to exercise Dissent Rights. A Legato III shareholder who elects to exercise Dissent Rights must do so in respect of all of the Legato III Shares that person holds and will lose their right to exercise their redemption rights as described herein.

At the Effective Time, the Dissenting Legato III Shares shall automatically be cancelled by virtue of the Merger, and each Dissenting Legato III Shareholder will thereafter cease to have any rights with respect to such shares, except the right to be paid the fair value of such shares and such other rights as are granted by the Cayman Companies Act. Notwithstanding the foregoing, if any such holder shall have failed to perfect or withdraws or shall have otherwise lost his, her or its rights under Section 238 of the Cayman Companies Act (including in the circumstances described in the immediately following paragraph) or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Companies Act, then the right of such holder to be paid the fair value of such holder’s Dissenting Legato III Shares under Section 238 of the Cayman Companies Act will cease, the shares will no longer be considered Dissenting Legato III Shares and such holder’s former Legato III Shares will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive one Einride ADS for each Legato III Share, without any interest thereon. As a result, such Legato III shareholder would not receive any cash for their Legato III shares and would become a shareholder of Einride, which will be the public company following the consummation of the Business Combination.

Holders of Legato III Shares are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Companies Act.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Legato III Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, NY, 10017. Following the Business Combination, such communications should be sent in care of Einride by writing to the principal executive offices of Einride at Stadsgården 6 116 45 Stockholm, Sweden. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

The legality of the Einride Ordinary Shares represented by Einride ADSs offered by this proxy statement/prospectus and certain other Swedish legal matters will be passed upon for Einride by Advokatfirma DLA Piper Sweden KB. Certain legal matters relating to U.S. law will be passed upon for Einride by DLA Piper LLP (US). Certain legal matters relating to U.S. law will be passed upon for Legato III by Graubard Miller,certain legal matters relating to Swedish law will be passed upon for Legato III by Lindskog Malmström Advokatbyrå AB, and certain legal matters relating to Cayman Islands law will be passed upon for Legato III by Appleby (Cayman) Ltd.

EXPERTS

The consolidated financial statements of Einride AB at December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, appearing in this Proxy Statement/Prospectus and Registration Statement have been audited by Ernst & Young AB, independent registered public accounting firm, as set forth in their report thereon which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Legato Merger Corp. III as of November 30, 2025 and 2024 and for the years then ended included in this proxy statement/prospectus have been audited by WithumSmith+Brown, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Legato Merger Corp. III to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Legato III and service providers that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of Legato III’s proxy statement. Upon written or oral request, Legato III will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of such document was delivered and who wishes to receive separate copies of such document. Shareholders receiving multiple copies of such document may likewise request that Legato III delivers single copies of such document in the future. Shareholders may notify Legato III of their requests by writing or calling Legato III at its principal executive offices 777 Third Avenue, 37th Floor, New York, NY, 10017. Following the Business Combination, such requests should be made by writing or calling (212) 319-7676, or writing to the principal executive offices of Einride at Stadsgården 6 116 45 Stockholm, Sweden.

WHERE YOU CAN FIND MORE INFORMATION

Einride has filed a registration statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Legato III files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Legato III at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination, you should contact via phone or in writing:

Legato Merger Corp. III

777 Third Avenue, 37th Floor

New York, NY 10017

(212) 319-7676

You may also obtain these documents by requesting them in writing or by telephone from Legato III’s proxy solicitation agent at the following address and telephone number:

Mackenzie Partners, Inc.

7 Penn Plaza

New York, NY 10001

Call toll free: (800) 322-2885

Banks and Brokers Call Collect: +1 (212) 929-5500

Email: proxy@mackenziepartners.com

To obtain timely delivery of the documents, you must request them no later than [five] business days before the date of the extraordinary general meeting of Legato III, or no later than [●], 2026.

None of Legato III or Einride has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that which is contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

All information contained in this proxy statement/prospectus relating to Einride has been supplied by Einride, and all such information relating to Legato III has been supplied by Legato III. Information provided by one another does not constitute any representation, estimate or projection of the other.

The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

LEGATO MERGER CORP. III
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EINRIDE AB
INDEX TO CONDENSED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Legato Merger Corp. III:

Opinion on the Financial Statement

We have audited the accompanying balance sheets of Legato Merger Corp. III (the “Company”) as of November 30, 2025 and 2024, the related statements of operations, changes in shareholders’ (deficit) equity, and cash flows for the years ended November 30, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to complete a business combination by February 8, 2026 (or until May 8, 2026, if the Company has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination prior to February 8, 2026), then the Company will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2023.

/s/ WithumSmith+Brown, PC

New York, New York

February 10, 2026

PCAOB Number 100

LEGATO MERGER CORP. III

BALANCE SHEETS

	November 30, 2025	November 30, 2024
ASSETS

Current assets:
Cash and cash equivalents	$839,838	$1,625,752
Prepaid expenses	32,422	226,953
Total current assets	872,260	1,852,705
Investments held in Trust Account	218,939,704	210,061,362
Total assets	$219,811,964	$211,914,067

LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION, AND SHAREHOLDERS’ DEFICIT

Deferred underwriting commissions	$7,043,750	$7,043,750
Total liabilities	7,043,750	7,043,750

Commitments and Contingencies
Ordinary shares subject to possible redemption, $0.0001 par value; 200,000,000 shares authorized; 20,125,000 and 0 shares at redemption value at $10.87 and $10.44 per share as of November 30, 2025 and November 30, 2024, respectively	218,844,705	209,966,362

Shareholders’ deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding as of November 30, 2025 and November 30, 2024	-	-
Ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 5,674,375 non-redeemable shares issued and outstanding (excluding 20,125,000 shares subject to possible redemption) as of November 30, 2025 and November 30, 2024, respectively(1)	568	568
Additional paid-in capital	-	-
Accumulated deficit	(6,077,059)	(5,096,613)
Total shareholders’ deficit	(6,076,491)	(5,096,045)
Total Liabilities, Ordinary Shares Subject to Redemption and Shareholders’ Deficit	$219,811,964	$211,914,067

(1)	Total shares outstanding of ordinary shares, include all Founder Shares, as well as Representative Founder Shares, inclusive of the full exercise of the over-allotment option.

The accompanying notes are an integral part of these financial statements.

LEGATO MERGER CORP. III
STATEMENTS OF OPERATIONS

	For the Year Ended November 30, 2025	For the Year Ended November 30, 2024
General and administrative costs	$1,038,758	$670,426
Loss from operations	(1,038,758)	(670,426)

Other income:
Income from Investments held in Trust Account	8,878,343	8,816,362
Investment income on Cash Accounts	58,312	70,062

Net income	$7,897,897	$8,215,998

Weighted average ordinary shares outstanding, basic and diluted-Public Shares	20,680,625	20,680,625
Basic and diluted net income per share, Public Shares	$0.31	$0.32
Weighted average ordinary shares outstanding, basic and diluted-Founder Shares(1)	5,118,750	5,118,750
Basic and diluted net income per share, Founder Shares	$0.31	$0.32

(1)	Weighted average shares outstanding of ordinary shares, basic and diluted-Founder Shares include all Founder Shares, as well as Representative Founder Shares, inclusive of the full exercise of the over-allotment option.

The accompanying notes are an integral part of these financial statements.

LEGATO MERGER CORP. III

STATEMENTS OF

CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

For the Year Ended November 30, 2025

	Ordinary Shares		Additional Paid-In	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance at November 30, 2024	5,674,375	$568	$-	$(5,096,613)	$(5,096,045)

Ordinary shares - accretion to possible redemption value	-	-	-	(8,878,343)	(8,878,343)

Net income	-	-	-	7,897,897	7,897,897

Balance at November 30, 2025	5,674,375	$568	$-	$(6,077,059)	$(6,076,491)

For the Year Ended November 30, 2024

	Ordinary Shares		Additional Paid-In	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance at November 30, 2023	5,118,750	$512	$24,988	$(17,632)	$7,868

Sale of private placement units	555,625	56	5,556,194	-	5,556,250

Initial classification of warrants included in the units sold in the Initial Public Offering	-	-	1,308,125	-	1,308,125

Ordinary shares - accretion to possible redemption value	-	-	(6,889,307)	(13,294,979)	(20,184,286)

Net income	-	-	-	8,215,998	8,215,998

Balance at November 30, 2024	5,674,375	$568	$-	$(5,096,613)	$(5,096,045)

The accompanying notes are an integral part of these financial statements.

LEGATO MERGER CORP. III
STATEMENTS OF CASH FLOWS

	For the Year Ended November 30, 2025	For the Year Ended November 30, 2024
Cash flows from operating activities
Net income (loss)	$7,897,897	$8,215,998
Adjustments to reconcile net income to net cash used in operating activities:
Income from Investments held in Trust Account	(8,878,343)	(8,816,362)
Changes in operating assets and liabilities:
Prepaid expense	194,532	(207,085)
Accounts payable	-	(37,044)
Net cash used in operating activities	(785,914)	(844,493)

Cash flows from investing activities
Cash withdrawn from trust account	-	5,000
Cash deposited into trust account	-	(201,250,000)
Net cash used in investing activities	-	(201,245,000)

Cash flows from financing activities
Note payable – related party	-	146,785
Payment of offering Costs	-	(121,785)
Issuance of representative shares	-	500
Proceeds from private placement units	-	5,556,250
Sale of units in initial public offering	-	201,250,000
Payment of offering costs, net of reimbursement from underwriter, associated with initial public offering	-	(3,116,506)
Net cash provided by financing activities	-	203,715,244

Net change in cash	(785,914)	1,625,752
Cash at beginning of year	1,625,752	-
Cash at end of year	$839,838	$1,625,752

Supplemental disclosure of non-cash financing activities:
Deferred underwriting	$-	$7,043,750

The accompanying notes are an integral part of these financial statements.

LEGATO MERGER CORP. III

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2025

Note 1 — Organization and Plan of Business Operations

Legato Merger Corp. III (the “Company”) was incorporated as an exempted company in the Cayman Islands on November 6, 2023 with the objective to acquire, through a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination, one or more businesses or entities (a “Business Combination”).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, although it has focused its search on target businesses in the infrastructure, engineering and construction, industrial and renewables industries. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

At November 30, 2025, the Company had not yet commenced any operations. All activity through November 30, 2025 relates to the Company’s formation, the public offering described below and the search for a target business with which to consummate a Business Combination.

The registration statement for the Company’s Initial Public Offering was declared effective on February 5, 2024. On February 8, 2024, the Company consummated the Initial Public Offering of 20,125,000 units (which included 2,625,000 units subject to the underwriters’ over-allotment option which was exercised in full on February 6, 2024) at $10.00 per Unit, generating gross proceeds of $201,250,000 which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 555,625 units, at a price of $10.00 per unit in a private placement to certain holders of the Company’s founder shares (“Initial Shareholders”) and the underwriters in the Initial Public Offering, generating gross proceeds of $5,556,250 (“Private Units”), which is described in Note 4.

Transaction costs amounted to $11,669,174, consisting of $4,025,000 in underwriting fees, up to $7,043,750 of deferred underwriting fees and $600,424 of other offering costs. Additionally, the underwriters made a payment to the Company in an amount equal to $1,509,375 to reimburse the Company for certain expenses in connection with the Initial Public Offering and for expenses to be incurred by the Company. As of November 30, 2025, cash of $839,838 was held outside of the Trust Account (as defined below) and is available for working capital purposes.

Following the closing of the Initial Public Offering on February 8, 2024, $201,250,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units was placed in a trust account (the “Trust Account”) and is invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (“Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of (i) the consummation of the Company’s initial Business Combination (ii) the redemption of any ordinary shares included in the Units being sold in the Initial Public Offering (“Public Shares”) that have been properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to modify the substance or timing of its obligation to redeem 100% of such ordinary shares if it does not complete the initial Business Combination within 24 months from the closing of the Initial Public Offering (or 27 months from the closing of the Initial Public Offering if the Company has executed a letter of intent, agreement in principle or definitive agreement for an initial Business Combination within 24 months from the closing of the Initial Public Offering) (“Combination Period”); and (iii) the Company’s failure to consummate a Business Combination within the prescribed time. Placing funds in the Trust Account may not protect those funds from third party claims against the Company.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Pursuant to the NYSE listing rules, the Company’s initial Business Combination must be with a target business or businesses whose collective fair market value is at least equal to 80% of the balance in the Trust Account at the time of the execution of a definitive agreement for such Business Combination (net of amounts previously disbursed to management for tax obligations and working capital purposes and excluding the amount of deferred underwriting fees held in the Trust Account), although this may entail simultaneous acquisitions of several target businesses. The Company intends to only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations and trust administration expenses). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

If the Company seeks shareholder approval of a Business Combination, the Company’s officers, directors and initial shareholders (the “Insiders”) have agreed, subject to applicable securities laws, to vote their Founder Shares (as defined in Note 5), the ordinary shares included in the Private Units (the “Private Shares”) and any Public Shares held by them in favor of approving a Business Combination. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed Business Combination or do not vote at all.

The Company will also provide its public shareholders with the opportunity to redeem all or a portion of their Public Shares in connection with any shareholder vote to approve an amendment to the Company’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to redeem 100% of Public Shares if it does not complete an initial Business Combination within the Combination Period. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations and trust administration expenses). There will be no redemption rights with respect to the Company’s warrants in connection with such a shareholder vote to approve such an amendment to the Company’s Amended and Restated Memorandum and Articles of Association.

The Company will have until the expiration of the Combination Period to consummate its initial Business Combination. If the Company is unable to consummate a Business Combination within the Combination Period and shareholders do not otherwise extend the Combination Period by approving an amendment to the Company’s Amended and Restated Memorandum and Articles of Association, the Company will (i) cease all operations except for the purposes of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the Trust Account not previously released to the Company to pay its tax obligations and trust administration expenses, and up to $100,000 of interest to pay liquidation and dissolution expenses, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and; (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination.

The Insiders have agreed to waive their redemption rights with respect to any Founder Shares and Private Shares, as applicable, (i) in connection with the consummation of a Business Combination, (ii) in connection with a shareholder vote to amend the Company’s Amended and Restated Memorandum and Articles of Association to modify the substance or timing of the Company’s obligation to allow redemption as provided therein, and (iii) if the Company fails to consummate a Business Combination within the Combination Period. The Insiders have also agreed to waive their redemption rights with respect to any Public Shares held by them in connection with the consummation of a Business Combination and in connection with a shareholder vote to amend the Company’s Amended and Restated Memorandum and Articles of Association as described above. However, the Insiders will be entitled to liquidation rights with respect to Public Shares if the Company fails to consummate a Business Combination and liquidates the Trust Account. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the public offering price per Unit in the Initial Public Offering. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. Crescendo Advisors, LLC, an entity affiliated with Mr. Rosenfeld, the Company’s Chief SPAC Officer, has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company. However, the Company has not independently verified whether Crescendo Advisors LLC has sufficient funds to satisfy its indemnity obligations, the Company has not asked it to reserve for such obligations and the Company does not believe it has any significant liquid assets.

Liquidity and Capital Resources

As of November 30, 2025, the Company had $839,838 in cash and working capital of $872,260.

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment of $25,000 from the initial shareholder in exchange for issuance of Founder Shares (as defined in Note 5), and loan proceeds from Eric Rosenfeld, the Company’s Chief SPAC Officer, of $146,785 evidenced by promissory notes as described below in Note 5. The loan balances were settled shortly after the consummation of the Initial Public Offering. Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds held outside of the Trust Account.

The Company intends to use substantially all of the funds held in the Trust Account (excluding deferred underwriting commissions) to acquire a target business or businesses and to pay its expenses relating thereto. To the extent that the Company’s securities are used in whole or in part as consideration to affect the Business Combination, the remaining proceeds held in the Trust Account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business or businesses. In addition, in order to finance transaction costs in connection with a Business Combination, the Insiders or their affiliates may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 5). As of November 30, 2025 and 2024, there were no amounts outstanding under any Working Capital Loan.

Going Concern Consideration

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after February 8, 2026 (or until May 8, 2026 if the Company has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination prior to February 8, 2026). The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern. Management plans to complete a business combination prior to the mandatory liquidation.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be a cash equivalent. The Company did not have any cash equivalents as of November 30, 2025 and 2024.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised solely of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in investment income on Trust and cash accounts in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Shares Subject to Possible Redemption

As discussed in Note 1, all of the 20,125,000 Public Shares sold as parts of the Units in the Initial Public Offering contain a redemption feature. In accordance with the Accounting Standards Codification (“ASC”) 480-10-S99-3A, “Classification and Measurement of Redeemable Securities”, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. The Company classified all of the Public Shares as redeemable. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable ordinary shares resulted in charges against additional paid-in capital and accumulated deficit.

As of November 30, 2025, the ordinary shares reflected on the balance sheets are reconciled in the following table:

As of November 30, 2025
Gross proceeds	$201,250,000
Less:
Fair value of Public Warrants at issuance	(1,308,125)
Ordinary share issuance costs	(10,159,799)
Plus:
Accretion of carrying value to redemption value	11,932,673
Ordinary shares subject to possible redemption, February 29, 2024	$201,714,749
Plus:
Accretion of carrying value to redemption value	2,848,581
Ordinary shares subject to possible redemption, May 31, 2024	$204,563,330
Plus:
Accretion of carrying value to redemption value	2,842,357
Ordinary shares subject to possible redemption, August 31, 2024	$207,405,687
Plus:
Accretion of carrying value to redemption value	2,560,675
Ordinary shares subject to possible redemption, November 30, 2024	$209,966,362
Plus:
Accretion of carrying value to redemption value	2,239,938
Ordinary shares subject to possible redemption, February 28, 2025	212,206,300
Plus:
Accretion of carrying value to redemption value	2,244,880
Ordinary shares subject to possible redemption, May 31, 2025	214,451,180
Plus:
Accretion of carrying value to redemption value	2,260,109
Ordinary shares subject to possible redemption, August 31, 2025	$216,711,289
Plus:
Accretion of carrying value to redemption value	2,133,416
Ordinary shares subject to possible redemption, November 30, 2025	$218,844,705

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. Financial Accounting Standards Board (“FASB”) ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Initial Public Offering proceeds from the Units between ordinary shares and warrants, using the residual method by allocating Initial Public Offering proceeds first to assigned value of the warrants and then to the ordinary shares. Offering costs allocated to the ordinary shares were charged to temporary equity and offering costs allocated to the Public and Private Placement Warrants were charged to shareholders’ (deficit) equity, as Public and Private Placement Warrants, after management’s evaluation, are accounted for under equity treatment.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of November 30, 2025 and 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position.

There is currently no taxation imposed on income by the government of the Cayman Islands. In accordance with Cayman Islands’ income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.

Net Income per Ordinary Share

The Company complies with the accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net income per ordinary share is computed by dividing net income applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period (the public and private shares, inclusive of the full exercise of the over-allotment option). The Company has not considered the effect of the warrants sold in the Initial Public Offering and Private Placement to purchase an aggregate of 10,340,313 shares in the calculation of diluted earnings per share, since their contingency had not been met yet. Accretion associated with the ordinary shares are excluded from net income per share as the redemption value approximates fair value. As a result, diluted net income per ordinary share is the same as basic net income per ordinary share for the periods presented.

The following table reflects the calculation of basic and diluted net income per ordinary share (in dollars):

	For the Year Ended November 30, 2025		For the Year Ended November 30, 2024
	Public Shares (basic and diluted)	Founder Shares (basic and diluted)	Public Shares (basic and diluted)	Founder Shares (basic and diluted)
Basic and diluted net income per ordinary share
Numerator:
Allocation of net income as adjusted	$6,330,907	$1,566,990	$6,585,895	$1,630,103
Denominator:
Basic and diluted weighted average shares outstanding	20,680,625	5,118,750	20,680,625	5,118,750
Basic and diluted net income per ordinary share	$0.31	$0.31	$0.32	$0.32

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheets, primarily due to their short-term nature.

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets and liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on an assessment of the assumptions that market participants would use in pricing the asset or liability.

Warrant Instruments

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the instruments are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own ordinary shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the instruments are outstanding. Upon further review of the warrant agreement, management concluded that the warrants issued pursuant to the warrant agreement qualify for equity accounting treatment.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on November 6, 2023 (inception) using a modified retrospective method for transition. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

In December 2023, the Company adopted the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is to result in more timely recognition of credit losses. This guidance also requires new disclosures for financial assets measured at amortized costs, loans, and available-for-sale debt securities. The adoption of this standard did not have a material effect on the Company’s operating results or financial position as the only securities to which this standard applies are the Treasury Bills, which the Company deemed to have no credit losses.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

Pursuant to the Initial Public Offering, on February 8, 2024, the Company sold 20,125,000 Units (including 2,625,000 Units subject to the underwriters’ over-allotment option), at a purchase price of $10.00 per Unit. Each Unit consists of one ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 7).

Note 4 — Private Placement

Simultaneously with the Initial Public Offering, the Insiders and underwriters in the Initial Public Offering purchased an aggregate of 555,625 Private Units, at $10.00 per Private Unit for a total purchase price of $5,556,250. Each Private Unit consists of one ordinary share or “private share,” and one-half of one warrant or “private warrant”. The proceeds from the Private Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the required time period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the private warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the private warrants.

Note 5 — Related Party Transactions

Founder Shares

In November 2023, the Company issued an aggregate of 5,031,250 ordinary shares (the “Founder Shares”) for an aggregate purchase price of $25,000, to cover legal expenses of the Company. The Founder Shares included an aggregate of up to 656,250 shares subject to forfeiture by the holders to the extent that the over-allotment in the Initial Public Offering is not exercised in full or in part, so that the holders will collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the holders do not purchase any Public Shares in the Initial Public Offering and excluding the Representative Founder Shares (as defined in Note 7) and private shares). On February 6, 2024, the underwriters exercised the over-allotment option in full and accordingly none of the Founder Shares continue to be subject to forfeiture.

The holders of the Founder Shares have agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees) until (i) the earlier of 180 days after the completion of a Business Combination and the date on which the closing price of the ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after a Business Combination and (ii) if, subsequent to a Business Combination, the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Administrative Service Fee

The Company presently occupies office space provided by an entity controlled by Crescendo Advisors II, LLC. Such entity agreed that until the Company consummates a Business Combination, it will make such office space, as well as general and administrative services including utilities and administrative support, available to the Company as may be required by the Company from time to time. The Company will agree to pay an aggregate of $20,000 per month to Crescendo Advisors II, LLC, an entity controlled by a related party for such services commencing on the effective date of the Initial Public Offering. For the years ended November 30, 2025 and 2024, the Company incurred and paid the affiliate $240,000 and $215,172, respectively.

Note — Related Party

On November 15, 2023, Eric Rosenfeld, the Company’s Chief SPAC Officer, loaned $50,000 to the Company. The loan was evidenced by a promissory note. The note was non-interest bearing, unsecured and due at the earlier of (i) December 31, 2024, (ii) the closing of the Initial Public Offering or (iii) the date on which the Company determined not to proceed with the Initial Public Offering.

On December 13, 2023, Mr. Rosenfeld loaned to the Company an aggregate of $46,785 to cover additional expenses of the Initial Public Offering. The loan was evidenced by a promissory note. The loan was non-interest bearing, unsecured and was due at the earlier of (i) December 31, 2024, (ii) the closing of the Initial Public Offering or (iii) the determination by the Company not to proceed with the Initial Public Offering.

On January 5, 2024, Mr. Rosenfeld loaned to the Company $50,000 to cover additional expenses of the Initial Public Offering. The loan was evidenced by a promissory note. The loan was non-interest bearing, unsecured and was due at the earlier of (i) December 31, 2024, (ii) the closing of the Initial Public Offering or (iii) the determination by the Company not to proceed with the Initial Public Offering.

The note balance of $146,785 under these promissory notes was settled shortly after the IPO, and borrowings under the notes are no longer available.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Initial Shareholders, the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of November 30, 2025 and 2024, no Working Capital Loans were outstanding.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Representative Founder Shares and the Private Units and any units that may be issued in payment of Working Capital Loans made to the Company are entitled to registration rights pursuant to an agreement signed on the effective date of the Initial Public Offering. The holders of a majority of these securities are entitled to make up to three demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the transfer restrictions applicable to these ordinary shares cease. The holders of a majority of the Representative Shares, Private Units and units issued in payment of Working Capital Loans (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. Notwithstanding anything to the contrary, the underwriters may only make a demand on one occasion and only during the five-year period beginning on the effective date of the Initial Public Offering. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination; provided, however, that the underwriters may participate in a “piggyback” registration only during the seven-year period beginning on the effective date of the Initial Public Offering. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of Initial Public Offering to purchase up to 2,625,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriters exercised the over-allotment option in full on February 6, 2024.

The underwriters were paid a cash underwriting discount of 2.0% of the gross proceeds of the Initial Public Offering, or $4,025,000 upon the closing of the Initial Public Offering.

BTIG, LLC, the representative of the underwriters in the Initial Public Offering (“BTIG”), is also entitled to a deferred underwriting commission of up to 3.5% of the gross proceeds of the Initial Offering, or up to $7,043,750. The deferred underwriting commission was placed in the Trust Account upon consummation of the Initial Public Offering and will be released to BTIG only on completion of an initial Business Combination. The deferred commissions will be payable as follows: (i) $0.10 per share sold in the Initial Public Offering shall be paid to BTIG in cash on the closing of the Business Combination, (ii) up to $0.15 per share sold in the Initial Public Offering shall be paid to BTIG in cash, based on the percentage of funds remaining in the Trust Account after redemptions of public shares and (iii) $0.10 per share sold in the Initial Public Offering shall be paid to BTIG in cash or shares (valued at $10.00 per share), at the Company’s sole option (the “Allocable Amount”), provided that the Company has the right, in its sole and absolute discretion, to reallocate any portion of the Allocable Amount to third parties not participating in the Initial Public Offering (but who are members of the Financial Industry Regulatory Authority (“FINRA”) that assist the Company in consummating the initial Business Combination.

In connection with the Initial Public Offering, the underwriters made a payment to the Company in an amount equal to $1,509,375 to reimburse the Company for certain expenses in connection with the Initial Public Offering and for expenses to be incurred by the Company following the Initial Public Offering as a public company.

Note 7 — Shareholders’ (Deficit) Equity

Preference Shares

The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of November 30, 2025 and 2024, there are no preference shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 200,000,000 ordinary shares with a par value of $0.0001 per share. As of November 30, 2025 and 2024, there were 5,031,250 Founder Shares issued and outstanding, 87,500 Representative Founder Shares issued and outstanding and 20,125,000 Public Shares issued and outstanding.

All of the Founder Shares will be subject to transfer restrictions until the earlier of 180 days after the date of the consummation of an initial Business Combination and the date on which the closing price of the ordinary shares exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the consummation of an initial Business Combination, or earlier if, subsequent to the Company’s initial Business Combination, the Company consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Representative Founder Shares

The Company has issued to the designees of BTIG 87,500 ordinary shares (the “Representative Founder Shares”) for a nominal consideration. The Company accounted for the Representative Founder Shares as an offering cost of the Initial Public Offering, with a corresponding credit to shareholders’ equity. The Company estimated the fair value of Representative Founder Shares to be $500 based upon the price of the Founder Shares issued to the holders of such shares. The holders of the Representative Founder Shares have agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the holders have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

The Representative Founder Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement related to the Initial Offering pursuant to Rule 5110(e)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(e)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statement related to the Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners.

Warrants

As of November 30, 2025, the Company had 10,062,500 Public Warrants and 277,813 Private Placement Warrants outstanding. The Public Warrants and Private Placement Warrants are identical except as described below. Warrants may only be exercised for a whole number of shares. No fractional Warrants will be issued upon separation of the Units and only whole Warrants will trade. The Warrants will become exercisable 30 days after the completion of a Business Combination; provided that the Company has an effective registration statement under the Securities Act covering the issuance of the ordinary shares issuable upon exercise of the Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement). The Company agreed that as soon as practicable after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement covering the issuance of the ordinary shares issuable upon exercise of the Warrants, and use its best efforts to cause the same to become effective as soon as possible and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares until the Warrants expire or are redeemed.

The Warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Company’s initial shareholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the completion of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants will not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions.

Redemption of Warrants: Once the Warrants become exercisable, the Company may redeem the outstanding warrants:

-	in whole and not in part;

-	at a price of $0.01 per warrant;

-	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

-	if, and only if, the last reported sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period commencing once the Warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the Warrants as described above unless an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the Warrants is effective and a current prospectus relating to those shares is available throughout the 30-day redemption period or the Company has elected to require the exercise of the warrants on a “cashless basis”.

Note 8 — Fair Value Measurements

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of November 30, 2025 and 2024, and indicate the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:

November 30, 2025

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account – Money Market Fund	$218,939,704	$-	$-

November 30, 2024

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account – Money Market Fund	$210,061,362	$-	$-

Level 1 assets include investments comprised solely of U.S. government securities. The Company uses inputs such as actual trade data, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers to/from Levels 1, 2, and 3 during the years ended November 30, 2025 and 2024.

Note 9 — Public Warrant Measurements

The public warrants were valued using a Black-Scholes model. The public warrants have been classified within shareholders’ deficit (equity) and will not require remeasurement after issuance. The following table presents the quantitative information regarding market assumptions used in the valuation of the public warrants:

February 8, 2024
Market price of public stock	$9.935
Term (years)	3.25
Risk-free rate	4.198%
Volatility	2.22%

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date and up to the date the financial statements were issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Einride AB

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Einride AB (the Company) as of December 31, 2025 and 2024, the related consolidated statements of loss and other comprehensive income/(loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AB

We have served as the Company’s auditor since 2018.

Stockholm, Sweden

March 17, 2026

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(SEK in thousands, except per share amounts)

		Year ended December 31,
	Note	2025	2024
Revenue	4	457,840	388,377
Cost of sales	5	(672,479)	(531,254)
Selling expenses	6	(79,404)	(182,597)
General and administrative expenses	7	(300,217)	(189,862)
Research and development expenses	8	(329,825)	(349,054)
Other operating income	9	30,513	19,651
Other operating expenses	10	(30,590)	(10,925)
Operating loss		(924,163)	(855,664)

Share of results of joint venture	31	1,430	282
Finance income—interest income	12	5,080	21,777
Finance income—other	12	1,403	43,838
Finance costs	13, 25	(677,198)	(224,345)
Net (losses)/gains on financial assets or liabilities measured at fair value through profit or loss	25	(129,262)	51,832
Loss before income tax		(1,722,710)	(962,280)

Income tax benefit/(expense)	14	1,034	(5,331)

Net loss for the year attributable to owners of the parent		(1,721,676)	(967,611)

Other comprehensive income/(loss):
Other comprehensive income/(loss) that is or may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		64,004	(30,720)

Other comprehensive income/(loss) for the year, net of tax, attributable to owners of the parent		64,004	(30,720)

Total comprehensive loss for the year, net of tax, attributable to owners of the parent		(1,657,672)	(998,331)

Basic and diluted loss per common share	30	(124.74)	(74.99)

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(SEK in thousands)

		As of December 31,
	Note	2025	2024
Non-current assets
Intangible assets		-	312
Property, plant and equipment	15	797,458	890,443
Right-of-use assets	16	578,494	586,920
Interest in joint venture	31	13,027	11,597
Other financial assets	17	2,573	12,422
Deferred tax assets	20	855	-
Total non-current assets		1,392,407	1,501,694

Current assets
Trade receivables	25	21,015	21,148
Prepaid expenses		26,844	23,859
Accrued income	25	29,516	34,121
Other receivables	18	76,764	61,824
Restricted cash	25	-	32,869
Cash	24	278,825	74,165
Total current assets		432,964	247,986

Total assets		1,825,371	1,749,680

Equity
Share capital	19	529	319
Share premium		5,337,111	3,749,843
Foreign currency translation reserve		23,933	(40,070)
Accumulated deficit		(5,419,574)	(3,697,899)
Total equity		(58,000)	12,193

Non-current liabilities
Provisions	32	12,332	-
Loans and borrowings	25	12,180	-
Convertible debenture	25	-	379,795
Non-current lease liabilities	24	567,082	565,297
Non-current trade and other payables	25	11,388	-
Other financial liabilities	17, 25	128,381	1,432
Deferred tax liabilities	20	593	6,370
Total non-current liabilities		731,956	952,894

Current liabilities
Loans and borrowings	25	4,060	-
Convertible debenture	25	207,716	-
Other financial liabilities	17, 25	4,603	-
Current lease liabilities	24	75,471	76,210
Trade and other payables	25	265,701	376,292
Liabilities associated with cash advances	25	354,842	166,216
Other liabilities	22	30,086	20,608
Deferred revenue		1,907	25,003
Deferred income—grants		60,243	35,583
Accrued expenses	23	146,786	84,681
Total current liabilities		1,151,415	784,593

Total liabilities		1,883,371	1,737,487

Total equity and liabilities		1,825,371	1,749,680

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(SEK in thousands)

	Share capital	Share premium	Foreign currency translation reserve	Accumulated Deficit	Total
Balance as of January 1, 2024	309	3,430,225	(9,350)	(2,730,288)	690,896
Net loss	-	-	-	(967,611)	(967,611)
Other comprehensive loss	-	-	(30,720)	-	(30,720)
Total comprehensive loss	-	-	(30,720)	(967,611)	(998,331)
Issuance of new shares	10	309,506	-	-	309,516
Repurchase of warrants	-	(59)	-	-	(59)
Equity-settled share-based payments	-	10,171	-	-	10,171
Balance as of December 31, 2024	319	3,749,843	(40,070)	(3,697,899)	12,193
Net loss	-	-	-	(1,721,676)	(1,721,676)
Other comprehensive income	-	-	64,004	-	64,004
Total comprehensive loss	-	-	64,004	(1,721,676)	(1,657,672)
Issuance of new shares	57	758,371	-	-	758,428
Increase of share capital from premium reserve[1]	154	(154)	-	-	-
Convertible debenture converted to equity	-	797,808	-	-	797,808
Proceeds from issuance of warrants	-	15,614	-	-	15,614
Equity-settled share-based payments	-	15,629	-	-	15,629
Balance as of December 31, 2025	529	5,337,112	23,934	(5,419,575)	(58,000)

[1]	Einride’s share capital, which is restricted equity, increased by SEK 154 thousand through a transfer from share premium, which is non-restricted equity, for the year ended December 31, 2025. (Sw. Fondemission).

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(SEK in thousands)

		Year ended December 31,
	Notes	2025	2024
Cash flow from operating activities
Loss before income tax		(1,722,710)	(962,280)
Adjustments for non-cash items	24	1,050,391	332,894
Interest received		5,080	21,777
Interest paid		(109,432)	(64,533)
Income tax paid		(7,081)	(3,020)
Net changes in working capital	24	42,041	285,549

Net cash used in operating activities		(741,711)	(389,612)

Cash flow from investing activities
Purchase of property, plant and equipment		(164,581)	(165,312)
Investments in interest in joint venture		-	(6,525)
Investments in short-term deposits		(1,218)	(738)
Proceeds from sale of property, plant and equipment		22,700	57,493
Net cash used in investing activities		(143,099)	(115,082)

Cash flow from financing activities
Proceeds from issue of ordinary shares and warrants		774,042	309,456
Proceeds from loans and borrowings		16,743	6,650
Proceeds from issue of convertible debenture		246,912	319,887
Change in factoring facility		205,236	166,216
Repayment of loans and borrowings		-	(320,000)
Repayment of lease liabilities		(137,218)	(121,975)
Cash paid due to settlements of derivative financial instruments		(10,914)	(3,787)
Net cash provided by financing activities		1,094,800	356,447

Net cash flow for the year		209,991	(148,247)

Cash at the beginning of the year		74,165	221,048
Exchange rate differences in cash		(5,330)	1,364
Cash at the end of the year		278,825	74,165

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Background and basis of preparation

Corporate information

Einride AB (“Einride” or the “Parent”), together with its subsidiaries, hereafter referred to as the “Company” or the “Group”, is a global leader within digital, electric, and electric autonomous road freight, providing technology solutions to shippers to optimize their road freight operations, improve asset utilization and reduce overall transportation costs. Founded in Sweden in 2016, the Group is transforming the road freight industry with its artificial intelligence (“AI”) and machine learning (“ML”) powered digital freight platform (“Saga”) and autonomous driving system (the “Einride Driver”).

Basis of preparation

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IASB).

The functional currency of the parent entity is Swedish krona (SEK).

The Consolidated Financial Statements are presented in thousands of Swedish krona (SEK in thousands) and rounded to the nearest thousand, unless otherwise stated. The Consolidated Financial Statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value at the end of each reporting period, as further described in the accounting policies below.

Going concern

The Group performed an assessment on its ability to continue as a going concern and evaluated whether there are certain events or conditions in aggregate that may cast significant doubt on the Group’s ability to continue as a going concern. The Group considered a range of relevant information, including its ability to access external capital, cash flow and liquidity forecasts, and loss before income taxes forecasts for the 12-month period following the authorized issuance date of the Consolidated Financial Statements.

The Group incurred a net loss of SEK 1,722 million and SEK 968 million and net cash used in operating activities of SEK 742 million and SEK 390 million for the year ended December 31, 2025 and 2024, respectively. The Group is expecting to continue to incur net losses in the next year and is dependent on its ability to secure additional sources of funding. The Group is working continuously, and is exploring different opportunities, to secure the required capital to deliver on its business plan.

The Group is pursuing a transaction with Legato Merger Corp. III, a Special Purpose Acquisition Company (SPAC), and expects to use the proceeds from the SPAC transaction to support its operations. There can be no assurance that the SPAC transaction will be successful. In the event the Group does not complete the SPAC transaction, the Group may seek additional equity or debt financing, including seeking strategic partnerships.

Following December 31, 2025, but prior to the issuance of these Consolidated Financial Statements, the Group believes that the going concern basis of preparation is appropriate as the Group has demonstrated its ability to raise capital from debt and equity sources. For more details, refer to Note 33 Subsequent events.

While the Group has historically been successful in securing financing, raising additional funds is dependent on a number of factors outside of the Group’s control, and there is hence no assurance that it will be able to do so in the future. If the Group is not able to raise the necessary funds through its operations, equity issuances, debt financings and refinancing or other means, the Group may be required to delay, limit, reduce, or, in the worst case, terminate research and development and/or commercialization efforts. The continued financing constitutes a significant factor of uncertainty regarding the Group’s assumption of continued operations. Therefore, these conditions cast substantial doubt about the Group’s ability to continue as a going concern.

These Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Group be unable to continue as a going concern.

Note 2. Significant accounting policies

Basis of consolidation

The Consolidated Financial Statements incorporate the financial statements of Einride and entities controlled by the Group as at December 31, 2025. Control is achieved when the Group:

●	has power over the investee;

●	is exposed, or has rights, to variable returns from its investment with the investee; and

●	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

A subsidiary is consolidated when Einride obtains control of the subsidiary and ceases to be consolidated when Einride loses control of the subsidiary. The results of subsidiaries acquired or disposed of during the year are included in the Consolidated Statements of Loss and Other Comprehensive Income/(Loss) from the date on which Einride obtains control of the subsidiary until the date on which control of the subsidiary ceases.

Where necessary, the financial statements of subsidiaries are adjusted to bring the accounting policies used into line with those of the Group. All intra-group assets and liabilities, equity, income, expenses, and cash flows relating to transactions between Group entities are eliminated upon consolidation.

New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Group adopted IAS 21 Lack of Exchangeability, the Effects of Changes in Foreign Exchange Rates, effective January 1, 2025.The application of the amendments to IFRS Accounting Standards in the current year has had no material impact on the Group’s financial positions and performance for the current year and prior years and/or on the disclosures set out in these Consolidated Financial Statements.

New and revised IFRS Accounting Standards issued but not yet effective

At the date of authorization of these Consolidated Financial Statements, the Group has not applied the following new and amended IFRS Accounting Standards that have been issued but are not yet effective.

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments, effective for annual periods beginning on or after January 1, 2026 and Amendments to Contracts Referencing Nature-Dependent Electricity, effective for annual periods beginning on or after January 1, 2026. The Group does not expect that the adoption of the amendments will have a material impact on the Consolidated Financial Statements in future periods.

Annual Improvements to IFRS Accounting Standards - Volume 11	Amendments to the following standards, effective for annual periods beginning on or after January 1, 2026 with earlier application permitted:

● IFRS 1 First-time Adoption of International Financial Reporting Standards - Hedge accounting by a first-time adopter.

	●	IFRS 7 Financial Instruments: Disclosures - Gain or loss on derecognition.

	●	IFRS 7 Financial Instruments: Disclosures (implementation guidance only) - Disclosure of deferred difference between fair value and transaction price.

	●	IFRS 7 Financial Instruments: Disclosures (implementation guidance only) - Introduction and credit risk disclosures.

	●	IFRS 9 Financial Instruments -Lessee derecognition of lease liabilities.

	●	IFRS 9 Financial Instruments - Transaction price.

	●	IFRS 10 Consolidated Financial Statements - Determination of a ‘de facto agent’.

	●	IAS 7 Statement of Cash Flows - Cost method.

The Group does not expect that the adoption of the amendments of the Annual Improvements will have a material impact on the Consolidated Financial Statements in future periods.

IFRS 18	Presentation and Disclosure in Financial Statements, effective for annual periods beginning on or after January 1, 2027. Refer to the following consideration as below for further details.

Amendments to IFRS 19	Subsidiaries without Public Accountability: Disclosures, effective for annual periods beginning on or after January 1, 2026. The Group does not expect that the adoption of the amendments will have a material impact on the Consolidated Financial Statements in future periods.

IFRS 18 Presentation and Disclosure in Financial Statements (IFRS 18)

IFRS 18 will replace IAS 1 Presentation of Financial Statements (IAS 1). This new IFRS Accounting Standard, while carrying forward many of the requirements in IAS 1, introduces new requirements to present specified categories and defined subtotals in the Consolidated statements of Loss and Other Comprehensive Loss, provide disclosures on management-defined performance measures in the notes to the financial statements and improve aggregation and disaggregation of information to be disclosed in the financial statements. In addition, some paragraphs from IAS 1 have been moved to IAS 8 Basis of Preparation of Financial Statements and IFRS 7 Financial Instruments: Disclosures. Amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share will become effective when an entity applies IFRS 18. IFRS 18, and amendments to other standards, will be effective for annual periods beginning on or after January 1, 2027, with early application permitted. IFRS 18 requires retrospective application with specific transition provisions. The application of the new standards is expected to affect the presentation of the Consolidated Statements of Loss and Comprehensive Loss and disclosures in the future financial statements. The Group is in the process of assessing the detailed impact of IFRS 18 on its Consolidated Financial Statements.

Revenue recognition

Revenue from contracts with customers is recognized when control over the goods or services is transferred to the customer. The transaction price is the amount of consideration that is expected to be received based on the contract terms, excluding taxes. The Group generally determines stand-alone prices based on the prices charged to customers.

In determining the amount of revenue from contracts with customers, the Group evaluates whether it is a principal or an agent in the arrangement. The Group is a principal when it controls the promised goods or services before transferring them to the customer. In these circumstances, the Group recognizes revenue for the gross amount of the consideration.

The Group’s revenue is primarily derived from its Freight-Capacity-as-a-Service (“FCaaS”), which encompasses two sources of revenue across several contracts with several customers:

●	transport services, and

●	rental income.

The Group allocates the considerations from optional purchases between the lease and non-lease component of the contract by applying the expected cost-plus margin approach for estimating the stand-alone selling price of the lease and non-lease components. The transaction price for the bundled performance obligation is specified in the contract.

Many of our contracts also contain optional purchases for additional capacity or shipments above the stated monthly capacity in the contract. When such clauses exist, we evaluate whether the optional purchase for additional capacity represents a material right to the customer that it would not have received without entering into that contract. None of the Group’s contracts were concluded to provide the customer with a material right based on pricing that is substantially consistent with fixed minimum services on a per unit/shipment basis, and therefore, we recognize the additional services as a separate performance obligation when and if the customer elects it.

Transport services

The Group provides transport services performed primarily by electric vehicles, and as part of this value chain includes planning and optimization services through the Group’s software, Einride Saga, for the purpose of an integrated delivery of customer goods from point A to point B. The Group primarily enters into multi-year contracts which set out the monthly transportation specifications to be provided to the customer using the Group’s integrated transport services. The transport services generally have standard payment terms with payment occurring monthly in arrears.

The consideration in such a contract is structured on a transport capacity for which the customer pays a fixed monthly rate for the integrated delivery of transport services depending on the set up of pricing mechanism which can be per shift, tonne, and/or shipments completed.

The Group has determined that its transport services contracts consist of a series of monthly performance obligations of coordinating an electric vehicle and/or trailer for the contractually specified number of deliveries in order to meet the customer’s required service levels. Therefore, the performance obligation is met and control is considered to be transferred throughout the month as the specified number of deliveries are coordinated and executed by the Group in order to transport the customer’s goods from point A to point B. Using the output method, transport services transaction price is recognized evenly over deliveries coordinated in a given month over the life of the contract. When a transport services contract is linked to an index, the Group recognizes revenue for the applicable period based on the actual index for that annual period.

Transport services revenues typically become billable and due for payment upon completion of the specified monthly deliveries, at which point the receivable is recognized within trade receivables. When payments are made before the service is performed, the Group recognizes the resulting contract liability. Revenue attributable to transport services is recognized over time even if the customer pays for all or part of the services initially. As customer contract payment terms are monthly in arrears, there is an unconditional right to payment. As such, accrued income in the Consolidated Statements of Financial Position does not meet the definition of a contract asset.

For the years ended December 31, 2025 and 2024, the Group did not have contract assets and had an immaterial amount of contract liabilities within deferred revenue on its Consolidated Statements of Financial Position.

Rental income

Transport services contain a lease component if the contract (i) specifies a specific electric vehicle and/or trailer asset and (ii) has terms that allow the customer to exercise substantive decision-making rights, which have an economic value to the customer and therefore allow the customer to direct how and for what purpose the electric vehicle and/or trailer asset is used. The lease component in transport services contracts is recognized as an operating lease because the economic benefits and risks associated with ownership of an underlying asset are not substantially transferred to the customer. Rental income is recognized on a straight-line basis over the lease term.

Cost of sales

Cost of sales represents the cost to generate revenue from transport services and rental income. Cost of sales consist primarily of driver fees, salary and wage expenses related to transport operations, depreciation on electric vehicles and office leases, IT and software expenses and other costs directly related to the generation of income. The Group expenses all cost of sales in the period in which they are incurred.

Selling expenses

These are expenses incurred in promoting, marketing and selling products or services to customers. These include staff costs, advertising costs, professional services, IT and software expenses and other costs related to sales activities of the Group.

General and administrative expenses

These are indirect costs that the Group incurs to maintain daily operations covering functions such as management, finance, human resources, legal and back-office activities. These include staff costs, IT and software expenses, professional services, legal and court costs, depreciation and amortization, insurance and other costs related to general administrative activities of the Group.

Research and development expenses

Research and development expenses consist primarily of salary and wage expenses related to research and development, IT and software expenses, professional service expenses, depreciation and disposal of property and equipment utilized by research and development functions. These costs are not directly related to revenue and are thus not included in cost of sales. The Group expenses all research and development expenses in the period in which they are incurred.

Other operating expenses

Other operating expenses relate to salary and wage expenses not captured in the previous categories (including restructuring costs and impact from settlement with a supplier), commission costs to a third-party advisor, losses on sales of fixed assets and foreign exchange losses resulting primarily from settlement of trade receivables and payables.

Finance costs

Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our lease liabilities, interest expenses associated with convertible debentures, interest expense on liabilities associated with cash advances, and foreign exchange losses.

Leases

The Group as lessee

The Group assesses whether the contract is or contains a lease at inception of the contract. The Group recognizes a right-of-use asset and a corresponding lease liability for all leases where the Group is the lessee, except for short-term leases with a lease term of less than 12-months, and low-value leases, such as computers and office equipment.

For short-term leases and low-value leases, the Group recognizes all lease payments as an expense on a straight-line basis over the lease term.

The lease liability is initially measured at the present value of the lease payments outstanding at the commencement date, discounted using the incremental borrowing rate. The incremental borrowing rate depends on the term and start date of the lease and is determined based on inputs including risk premium per the Group’s financing agreement with a credit institution and government bond rates.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

●	variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

●	the amount expected to be payable by the lessee under residual value guarantees;

●	the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

●	payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is recognized as a separate item in the Consolidated Statements of Financial Position. After the commencement date, the lease liability is measured by increasing the carrying amount to reflect the interest on the lease liability, using the effective interest method, and by decreasing the carrying amount to reflect the lease payments made. The lease liability is remeasured when there is a change in future lease payments or when the Group changes its assessment of whether it is reasonably certain to exercise an option within the contract. A corresponding adjustment is made to the carrying amount of the right-of-use asset.

The right-of-use assets are recognized as a separate item in the Consolidated Statements of Financial Position. Right-of-use assets comprise the sum of the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date plus any direct costs incurred and an estimate of costs to dismantle and remove the underlying assets or to restore the underlying assets less any incentives received prior to the commencement date. Subsequently, they are measured at cost less accumulated amortization and impairment losses.

Right-of-use assets are depreciated over the shorter of the lease term and the useful life of the underlying asset. If the lease transfers ownership of the underlying asset to the Group or if the cost of the right-of-use asset reflects that the Group will exercise an option to purchase, the related right- of-use asset is depreciated over the useful life of the underlying asset. Amortization commences at the commencement date of the lease.

The Group applies IAS 36 Impairment of Assets to determine whether the right-of-use asset is impaired and recognizes any identified impairment as described in the policy on ‘Impairment of property, plant and equipment, intangible assets and right-of-use assets’.

The Group has adopted the IFRS 16 Leases practical expedient of not separating non-lease components from lease components and instead recognizes each lease component and all related non-lease components as a single lease component.

The Group as lessor

The Group enters into lease agreements as a lessor with respect to some of its electric vehicles and trailers. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases. All leases for which the Group is a lessor are classified as operating leases.

When the Group is an intermediate lessor, it accounts for the head lease and the sub-lease as two separate contracts. The sub-lease is classified as an operating lease by reference to the right-of-use asset arising from the head lease.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

Foreign currencies

In preparing the Consolidated Financial Statements of the Group entities, transactions in currencies other than the entities’ functional currency (foreign currencies) are recognized at the rates of exchange prevailing on the date of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the closing rate. Non-monetary items recognized at fair value in foreign currencies are translated at the exchange rate at the date when the fair value was calculated. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Foreign exchange gains/losses are recognized in the Consolidated Statements of Loss and Other Comprehensive Income/(Loss) in the period in which they arise. Foreign exchange gains/losses related to operating receivables and payables are recognized under other operating income and other operating expenses and foreign exchange gains/losses arising from loans and borrowings are recognized under finance income–other and finance costs.

For the purpose of preparing the Consolidated Financial Statements, the assets and liabilities of the Group’s foreign operations are translated at the closing rate on the Consolidated Statements of Financial Position date. Income and expenses of the Group’s foreign operations are translated at the average exchange rate for the period, unless the exchange rate fluctuates significantly during that period, in which case the exchange rate at the date of the transaction is used. If any exchange differences arise, they are recognized as exchange differences on translation of foreign operations in other comprehensive income and accumulated in foreign currency translation reserve in equity.

Government grants

In accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attached to the grant and that the grants will be received. Government grants are recognized as income in the Consolidated Statements of Loss and Other Comprehensive Income/(Loss) under other operating income over the same period as the costs they are intended to compensate.

Government grants related to right-of-use assets and property, plant and equipment reduce the cost of the asset. These government grants are recognized in the Consolidated Statements of Loss and Other Comprehensive Income/(Loss) over the useful life of the depreciable asset in the form of reduced depreciation.

Post-employment benefits

The Group’s post-employment benefits are comprised of defined contribution pension plans. For defined contribution pension plans, premiums are paid to a separate legal entity that manages pension plans on behalf of various employers. There is no legal obligation to pay additional contributions if this legal entity does not hold sufficient assets to pay all employee benefits. The Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual, or voluntary basis. Contributions payable are recognized in the reporting period in which services are rendered and presented within other liabilities in the Consolidated Statements of Financial Position. Payments to these plans are made on an ongoing basis in accordance with the rules of each plan. Contribution rates are unique to each employee.

Contributions to a defined contribution pension plan are recognized as an expense within the Consolidated Statements of Loss and Other Comprehensive Income/(Loss) when employees have rendered service entitling them to the contributions.

Income tax

The income tax expense is the sum of current tax and deferred tax.

Current tax

Current tax is calculated on the taxable profit for the period. Taxable profit differs from net profit because it has been adjusted for income and expenses that are taxable or deductible in other periods and also excludes items that will never be taxable or deductible. The Group’s current tax liability is calculated at the tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is the expected tax payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the balance sheet method.

Deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that the amounts can be utilized against future taxable profits.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is recovered or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets is based on how the entity expects, at the end of the reporting period, to recover or settle the carrying amount of the related asset or liability.

Deferred tax assets and liabilities are recognized on a net basis when there is a legally enforceable right to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Deferred tax assets relating to tax loss carryforwards are only recognized to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity.

Current tax and deferred tax for the year

Current tax and deferred tax are recognized through profit or loss, except to the extent that they relate to items recognized directly in equity, in which case current tax and deferred tax are recognized directly in equity.

Property, plant, and equipment

Land is held with the intention to build charging stations and is measured in the Consolidated Statements of Financial Position at cost, less any accumulated impairment losses. Land is not depreciated.

Property, plant, and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Property, plant, and equipment is depreciated on a straight-line basis over the following estimated useful lives.

Electric vehicles	8-years
Self-driving vehicles	5-years
Equipment, tools, fixtures and fittings	5-years
Charging equipment	5-years
IT equipment	3-years

Properties in the course of construction for production, supply or administrative purposes, or for purposes not yet determined, are carried at cost less any recognized impairment loss. Assets under construction are capitalized when it is probable that future economic benefits will flow to the entity and the cost of the asset can be measured reliably. Costs, including professional fees, are capitalized in accordance with the Group’s accounting policy. Depreciation of these assets, determined on the same basis as other property assets, commences when the assets are ready for their intended use.

Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Intangible assets

The Group’s acquired patent intangible assets are reported at cost less accumulated amortization and accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives are not amortized. Each period, the useful lives of such assets are reviewed to determine whether events and circumstances continue to support an indefinite useful life assessment for the asset, such events are tested for impairment in accordance with the policy below.

The Group’s patents are amortized over their estimated useful life, which is 5 years. The carrying amount of the patent was immaterial for the years ended December 31, 2025 and 2024. The amortization charge for the patents for the years ended December 31, 2025 and 2024 was immaterial.

Impairment of property, plant and equipment, intangible assets and right-of-use assets

At the end of each reporting period, the Group evaluates the carrying amounts of its property, plant and equipment, intangible assets, and right-of-use assets to determine whether there is any indication that those assets may be impaired. The Group is required to assess if there are any indications of impairment at the end of each reporting period. If there are indications of impairment, the recoverable amount of the asset is calculated to determine any impairment loss. If the asset does not generate cash flows that are largely independent of the cash flows from other assets or groups of assets, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is calculated. When a reasonable and consistent basis for allocation can be identified, common assets are allocated to each CGU, or to the smallest group of CGUs for which a reasonable and consistent basis can be identified. The Group has identified three CGUs consisting of the assets Connected Electric Truck North America, Connected Electric Truck EMEA and Autonomous Electric Truck.

The recoverable amount is the higher of its fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the Consolidated Statements of Loss and Other Comprehensive Income/(Loss).

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years.

A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

Fair value measurements

The group measures certain financial assets and liabilities at fair value at each balance sheet date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy, based on the extent to which the inputs to the fair value measurement are observable, for disclosure of fair value measurements as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has access to at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item.

Transfers of items between levels are recognized in the period they occur. No such transfers took place in either period.

Financial instruments

Financial assets and financial liabilities are recognized in the Consolidated Statements of Financial Position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and liabilities are initially recognized at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities on initial recognition.

Financial assets

The Group’s financial assets comprise cash, trade receivables and other receivables, deposits relating primarily to leases of premises, accrued income and derivatives with a positive fair value. All recognized financial assets are subsequently measured at either amortized cost or fair value depending on the classification of the assets and the nature of the cash flows.

Classification of financial assets

Debt instruments that are assets and meet the following conditions are measured after initial recognition at amortized cost:

●	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are measured at fair value through Consolidated Statements of Loss and Other Comprehensive Income/(Loss).

Amortized cost and effective interest method

The amortized cost of a financial asset is the amount at which the financial asset is initially measured less repayments of principal, plus the cumulative amortization using the effective interest method of any difference between the original amount and the amount at maturity, and, for financial assets adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortized cost of the financial asset before adjustment for any loss allowance.

For financial debt instruments measured at amortized cost, interest income or expense is recognized using the effective interest method, applying the effective interest rate to the instrument’s amortized cost.

Impairment of financial assets

The Group recognizes lifetime expected credit losses of trade receivables and accrued income through other operating expenses in accordance with the simplified approach as permitted by IFRS 9 Financial Instruments. The Group has not recorded any material expected credit losses in either period.

For all other financial assets, cash and deposits, the Group recognizes lifetime expected credit losses when there has been a significant increase in credit risk since initial recognition. If there has not been a significant increase in credit risk since initial recognition, the Group measures the loss allowance for the financial asset at an amount equal to 12-months of expected credit losses. The model takes into account the time value of money and the expectation of forward-looking factors. The Group applies the low-risk exemption and lifetime expected credit losses are calculated when the asset is judged to be non-investment grade (or equivalent) based on internal or external ratings.

The gross carrying amount of a financial asset is credit impaired when the Group has no reasonable expectation of recovering all or part of the asset. The Group makes an individual judgment as to the timing and amount of impairment losses, based on current information and whether there is a reasonable expectation of recovery. The Group does not expect to recover any significant amounts from the impaired amount. However, financial assets that are impaired may still be subject to enforcement action in order to comply with the Group’s process for recovering amounts due.

Write-off policy

The Group writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over 2-years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in other operating expenses.

Restricted cash

At the end of December 2024 after the senior loan facility was terminated, several bank accounts were technically restricted for the Group, as the Group didn’t have access to the accounts or as the agreement stipulated for what type of transactions that account was intended for, the Group treated them as restricted cash as of December 31, 2024. The Group didn’t enter any senior loan facility in 2025 and as of December 31, 2025, there are no restricted cash balances.

Factoring Facility

As described further in Note 25 Financial instruments, the Group entered an agreement during the second half of 2024 with a financial institution to monetize customer invoices that are both outstanding and those that are contracted with customers for up to 8-months in the future. The Group receives the full amount of cash associated with the outstanding or future invoices and subsequently pays a fee for that service to the factoring entity. As there is no recourse associated with the factored invoices, the Group derecognizes the outstanding invoices purchased as management has assessed that all risks and rewards inherent in the receivables are transferred at sale. The cash received from the financial institution for outstanding receivables classified as cash flows from operations. For future invoices that are factored and the services have not yet been provided to the customer, the Group records these amounts as liabilities associated with cash advances in the Consolidated Statements of Financial Position and the associated cash flows are classified as financing activities within the change in factoring facility financial statement caption.

Financial liabilities and equity

Classification of debt or equity instruments

Debt and equity instruments are classified as either financial liabilities or equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any form of contract that provides a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the amount received, excluding direct issuance costs. Repurchases of the Group’s own equity instruments are recognized directly in equity. No gain or loss is recognized in the Consolidated Statements of Loss and Other Comprehensive Income/(Loss) on the purchase, sale, issue, or cancellation of the Group’s own equity instruments.

A derivative with own equity as underlying is classified as equity only when it settles through the exchange of a fixed number of shares for a fixed amount in the functional currency of the entity.

Financial liabilities

All financial liabilities are measured at amortized cost using the effective interest method or at fair value through the Consolidated Statements of Loss and Other Comprehensive Income/(Loss). The Group’s financial liabilities comprise loans and borrowings, trade and other payables, debentures, and derivatives with a negative fair value.

Financial liabilities at fair value through profit or loss

Financial liabilities are measured at fair value through profit or loss when the financial liability is a contingent consideration or held for trading. A financial liability is classified as held for trading if it is a derivative.

Financial liabilities measured at amortized cost

Financial liabilities that are not contingent consideration recognized by an acquirer in a business combination or held for trading are measured at amortized cost using the effective interest method. When a longer-term agreement is established with a supplier, resulting in payment terms extending beyond 12 months and is not expected to be settled within 12 months, the corresponding trade payables are classified as non-current trade payables. For such non-current trade payables, the fair value at initial recognition is determined by discounting future cash payments to their present value, where the effect of discounting is material.

The effective interest method is the method used to calculate the amortized cost of financial liabilities and to allocate and recognize interest income or interest expense in the Consolidated Statements of Loss and Other Comprehensive Income/(Loss) for the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments (including transaction costs and any other premiums or discounts) through the expected life of the financial liability, or (when applicable) through a period shorter than the expected life, to the amortized cost of the financial liability.

Derecognition of financial liabilities from the Consolidated Statements of Financial Position

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled, or expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in the Consolidated Statements of Loss and Other Comprehensive Income/(Loss).

Convertible debentures

Convertible debentures can be converted into shares by the counterparty exercising its option to convert the debt into shares. The Group’s convertible debentures are recognized as a hybrid financial instrument split into a host liability component and a derivative component (embedded derivative). At the date of issue, the host liability component is measured at the fair value of a similar liability that is not convertible or has a similar derivative component. Subsequent to the issuance date, the host liability component is measured at amortized cost using the effective interest method. At issue date and in subsequent accounting, the derivative component is measured at fair value through profit or loss using generally accepted valuation techniques. The derivative component is classified and presented as under other financial liabilities as of December 31, 2025. An embedded derivative is presented as a current asset or current liability if the remaining maturity of the hybrid instrument to which the embedded derivative relates is less than or equal to 12 months and is expected to be realized or settled within 12 months.

Derivative financial instruments

The Group may enter into contracts with derivative instruments including warrants and contracts with an embedded derivative component including convertible debentures with a conversion feature.

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently remeasured at fair value at each reporting date. The gain or loss is recognized in the Consolidated Statements of Loss and Other Comprehensive Income/(Loss) immediately.

A derivative with a positive fair value is recognized as a financial asset under other financial assets, while a derivative with a negative fair value is recognized as a financial liability under other financial liabilities. Derivatives are not offset in the Consolidated Financial Statements unless the Group has both the legal right and the intention to settle the items on a net basis. A derivative is presented as a non-current financial asset or liability if the remaining maturity of the instrument is more than 12-months, and the asset or liability is not expected to be realized or settled within 12-months. Other derivatives are presented as current assets or current liabilities.

More information on derivative instruments is provided in Note 25 Financial instruments.

Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments granted at the grant date. The fair value excludes the effect of non-market vesting conditions. Details of the determination of the fair value of equity-settled share-based payment transactions are described in Note 27 Share-based payments.

For options and warrants granted without consideration to employees, and others providing similar services, the fair value determined at the grant date of equity-settled share-based payment transactions is recognized over the vesting period, based on the Group’s estimate of the number of equity instruments that are expected to vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the Consolidated Statements of Loss and Other Comprehensive Income/(Loss) such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

Any effect of the change in the original estimates is recognized in the Consolidated Statements of Loss and Other Comprehensive Income/(Loss) so that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.

For warrants acquired at market value by employees, and others providing similar services, participants are required to pay the fair value to subscribe for their warrants; accordingly, no fair value expense requires recognition.

Provisions

Provisions for employee incentive schemes relate to employer social security contributions on taxable equity-settled schemes. For all taxable schemes, the Group is liable to pay employer social security contributions upon exercise of the share awards. Taxable schemes refer to warrants granted to participants in certain jurisdictions. For more details on the warrant scheme, refer to Note 27 Share-based payments.

Contingent liabilities and contingent assets

A contingent liability is:

●	a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group; or

●	a present obligation that arises from past events but is not recognized because:

(i)	It is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

(ii)	The amount of the obligation cannot be measured with sufficient reliability.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

Contingent liabilities and assets are not recognized on the Consolidated Statements of Financial Position.

Note 3. Critical accounting judgments and key sources of estimation uncertainty

In applying the Group’s accounting policies, which are described in Note 2 Significant accounting policies, management are required to make judgments that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience, expectation of future events and other factors deemed relevant. Actual outcomes may differ from these estimates.

The estimates and underlying assumptions are evaluated on an ongoing basis. Changes in these estimates are recognized in the period in which the estimate is changed if the change affects only that period, or in the period of the change and future periods if the change affects both the current period of the change and future periods.

Critical judgments in applying the Group’s accounting policies

The following are the critical judgments, apart from those involving estimations (which are presented separately below), that management has made in the process of applying the entity’s accounting policies that have the most significant effect on the amounts recognized in the Consolidated Financial Statements.

Classification of preference shares

The Group has issued several types of preference shares. The preference shares themselves have no stated maturity, contain no mandatory redemption features and are entitled only to dividends. The fact that they contain a preferential right making them senior to ordinary shares does not constitute a mandatory payment as the payment of the preferential right is at the discretion of the Group. However, the preference shares include a right (but not an obligation) for the holder to convert the shares into ordinary shares of Einride AB. The conversion option is set at a price determined by the class of share. The holder may convert at a rate calculated as the amount paid up on all issues of the same class divided by the number of such shares outstanding at the time of conversion, resulting in a fixed 1:1 conversion ratio into ordinary shares upon both mandatory and voluntary conversion.

The Group’s view is that the conversion feature has a conversion price that is dependent on future events. Instruments of this type involve a choice of accounting policy depending on whether the contract is analyzed in its entirety or according to the principles of hybrid instruments, combinations of host instruments and embedded derivatives. The accounting policy chosen is that the instrument is analyzed and accounted for as an equity instrument, as the instrument in its entirety, including the conversion feature, meet the criteria for equity classification under IAS 32 Financial Instruments: Presentation, without requiring bifurcation.

Accounting for 2025 Convertible Debenture

The Group issued a convertible debenture in May 2025, which is a hybrid financial instrument. A judgment was made to determine its appropriate accounting treatment under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation. Management determined that the instrument contains a debt host and a conversion feature. The conversion feature was determined not to meet the criteria for an equity instrument and, instead, to be an embedded derivative requiring bifurcation from the debt host liability. This was due to the variability in the number of shares to be issued, the foreign currency denomination of the settlement amount, and the feature’s economic characteristics not being closely related to the debt host liability. As a result, the convertible debenture is accounted for as a debt host liability measured at amortized cost and an embedded derivative (the conversion feature) measured at fair value through profit or loss.

Key sources of estimation uncertainty

The key assumptions concerning the future and other sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.

Key assumptions in impairment testing of intangible assets, property, plant and equipment or right-of-use assets

The Group has assessed and identified impairment indicators at the end of the reporting period. The Group has identified three CGUs comprising the Connected Electric Truck North America, Connected Electric Truck EMEA and Autonomous Electric Truck, and assets are allocated to each CGU on a reasonable and consistent basis.

For the financial year, the recoverable amounts of CGUs were determined by calculating value in use, which requires certain assumptions to be made. The calculations are based on cash flow projections based on the Group’s latest forecasts approved by management and the Board of Directors. The cash flows for the CGUs are forecasted over the useful life of the assets included in the CGU, which primarily relate to electric heavy duty trucks and charging infrastructure, and no terminal growth has been assumed beyond the economic life of each CGU.

In calculating the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money, and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The discount rates used in the current year calculation are 11% (2024: 11%) for Connected Electric Truck North America, 11% (2024: 11%) for Connected Electric Truck EMEA and 21% (2024: 21%) for Autonomous Electric Truck.

No impairment loss has been recognized in the current year. The Group recognizes that the forecast produced for the impairment test is sensitive to certain assumptions applied. The Group performed a sensitivity analysis on two key inputs: revenue and discount rate. For Connected Electric Truck EMEA CGU, an increase in the discount rate of 5.1 percentage points (2024: 1.2 percentage points) or a decrease in forecasted revenue of 5.2% (2024: 1.5%) would result in carrying amount being equal to recoverable amount of the CGU. There is no reasonable change in forecasts that would result in impairment in the Connected Electric Truck North America CGU and Autonomous Electric Truck CGU.

Note 4. Revenue and operating segments

The Group disaggregates revenue by major category based on the primary economic factors that may impact the nature, amount, timing and uncertainty of revenue and cash flows from the customer contracts as seen in the table below.

	For the year ended December 31,
(SEK in thousands)	2025	2024
External revenue by service:
Transport services	430,494	323,801
Rental income	27,346	64,576
Total revenue	457,840	388,377

The information below summarizes external revenue by geographic area.

	For the year ended December 31,
(SEK in thousands)	2025	2024
Sweden	160,633	120,974
United States	123,381	151,680
Germany	91,296	69,378
All other countries	82,530	46,345
Total revenue	457,840	388,377

All rental income is generated in the United States.

Revenue recorded is recognized over time. The transaction price allocated to unsatisfied and/or partially unsatisfied performance obligations are set out below.

	As of December 31,
(SEK in thousands)	2025	2024
Remaining performance obligations for customer contracts	2,023,138	2,507,032

The Group anticipates that 22%, SEK 443 million, of the transaction price allocated to the unsatisfied and/or partially unsatisfied performance obligations as of the year ended 2025 (2024: 16.2%, SEK 406 million) will be recognized as revenue during the next reporting period. The remaining 78%, SEK 1,580 million, will be recognized from the 2027 financial year through 2032 (2024: 83.8%, SEK 2,101 million from 2026 to 2031).

The two largest customers in 2025 accounted for approximately 15% and 11% of revenue respectively whilst the two largest customers in 2024 accounted for approximately 16% and 15% of revenue respectively. During the years 2025 and 2024 these are the only customers that have a revenue exceeding 10% of the Group’s revenue.

Rental income

Maturity analysis for lease payments is as it follows:

	For the year ended December 31,
(SEK in thousands)	2025	2024
Year 1	34,071	62,125
Year 2	43,003	34,936
Year 3	39,016	28,666
Year 4	30,114	19,653
Year 5	17,177	9,051
Year 6 and thereafter	216	678
Total	163,596	155,109

Operating segments

Operating segments are defined as components of a Group that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance at a consolidated level. The CODM has been identified as the Chief Executive Officer of the Group.

The activities of the Group are considered to be one segment which is reflected in its organizational structure and internal reporting. The Group does not distinguish in its internal reporting different segments, neither business nor geographical segments. The CODM considers that there is one reporting and operating segment.

The following table shows the breakdown of the Group’s non-current assets (e.g., intangible assets, property, plant and equipment, right-of-use assets, Interest in joint venture, and other financial assets) by geographical location.

	As of December 31,
(SEK in thousands)	2025	2024
Sweden	459,502	488,830
United States	623,046	834,603
Germany	169,704	78,608
All other countries	140,154	99,653
Total non-current assets	1,392,407	1,501,694

Note 5. Cost of sales

	For the year ended December 31,
(SEK in thousands)	2025	2024
Contract driver costs	(265,871)	(192,781)
Maintenance costs	(24,750)	(19,499)
Transport costs	(88,135)	(53,865)
IT and software expenses	(699)	(9,867)
Staff costs	(91,183)	(82,025)
Depreciation and amortization	(167,089)	(150,637)
Other costs	(34,752)	(22,580)
Total cost of sales	(672,479)	(531,254)

Note 6. Selling expenses

	For the year ended December 31,
(SEK in thousands)	2025	2024
Staff costs	(67,786)	(145,407)
Advertising costs	(556)	(8,678)
Professional services	(8,324)	(7,820)
Depreciation and amortization	(1,814)	-
IT and software expenses	(171)	(3,495)
Other costs	(753)	(17,197)
Total selling expenses	(79,404)	(182,597)

Note 7. General and administrative expenses

	For the year ended December 31,
(SEK in thousands)	2025	2024
Staff costs	(66,035)	(60,492)
IT and software expenses	(25,223)	(20,499)
Professional services	(110,005)	(58,989)
Legal and court costs	(63,078)	(15,380)
Depreciation and amortization	(4,243)	(4,394)
Insurance	(11,075)	(7,309)
Other	(20,558)	(22,799)
Total general and administrative expenses	(300,217)	(189,862)

Note 8. Research and development expenses

	For the year ended December 31,
(SEK in thousands)	2025	2024
Staff costs	(186,772)	(244,134)
IT and software expenses	(59,449)	(19,741)
Professional services	(14,401)	(19,284)
Depreciation and amortization	(54,661)	(62,086)
Other	(14,542)	(3,809)
Total research and development expenses	(329,825)	(349,054)

Depreciation and impairment allocated to research and development expenses relate to property and equipment utilized by research and development functions.

Note 9. Other operating income

	For the year ended December 31,
(SEK in thousands)	2025	2024
Government grants	15,802	9,265
Exchange rate gains	11,309	4,940
Other	3,401	5,446
Total other operating income	30,513	19,651

Note 10. Other operating expenses

	For the year ended December 31,
(SEK in thousands)	2025	2024
Other expenses	(26,222)	(18,063)
Exchange rate losses	(4,368)	(3,180)
Write-off of prepaid expenses	-	10,318
Total other operating expenses	(30,590)	(10,925)

During 2023, the Group wrote off a prepayment of chassis from EMOSS Mobile Systems BV as a part of a settlement. This was partially recovered in 2024.

Note 11. Staff numbers and costs

The average number of employees employed by the Group during the year ended December 31, 2025 was 324 (2024: 404).

Staff costs comprise the following:

	For the year ended December 31,
(SEK in thousands)	2025	2024
Salaries and wages	312,258	421,361
Social security contributions	75,175	84,331
Pension costs	18,467	30,281
Other employee expenses	13,852	15,130
Total staff costs	419,752	551,103

Note 12. Finance income

	For the year ended December 31,
(SEK in thousands)	2025	2024
Interest income	5,080	21,777
Exchange rate gains	1,403	43,838
Total finance income	6,483	65,615

Note 13. Finance costs

	For the year ended December 31,
(SEK in thousands)	2025	2024
Interest expense on loans and borrowings	(14,289)	(119,229)
Interest expense on lease liabilities	(49,068)	(43,730)
Interest expense on convertible debenture	(445,181)	(40,648)
Interest expense on liabilities associated with cash advances	(80,108)	(11,172)
Exchange rate losses	(85,851)	(7,352)
Other finance costs	(2,701)	(2,214)
Total finance costs	(677,198)	(224,345)

Note 14. Income tax

	For the year ended December 31,
(SEK in thousands)	2025	2024
Current tax expense
Tax expense for the year	(4,604)	(1,053)
Total current tax expense	(4,604)	(1,053)

Deferred tax income
Deferred tax relating to temporary differences	5,639	(4,278)
Total deferred tax income	5,639	(4,278)
Total income tax expense	1,034	(5,331)

The current tax rate is 20.6% (2024: 20.6%) and the effective income tax rate is 0.1% (2024: -0.6%).

Taxation for other jurisdictions is calculated at the applicable tax rate in each jurisdiction.

	For the year ended December 31,
(SEK in thousands)	2025	2024
Reconciliation of income tax expense
Loss before tax	(1,722,710)	(962,280)
Swedish tax rate of 20.6%	354,878	198,600
Tax effect of non-deductible expenses	(1,363)	(63,211)
Tax effect of non-taxable income	39,143	23,130
Movement in unrecognized deferred tax assets	(161,547)	-
Tax effect of adjustments related to previous periods	(243)	-
Tax effect of changes in deferred tax liabilities	5,639	-
Tax effect of loss carry forwards not recognized as deferred tax	(234,230)	(163,720)
Effect of different tax rates for subsidiaries in other jurisdiction	(1,243)	(130)
Total income tax expense	1,034	(5,331)

The Group has cumulative tax losses of SEK 4,846 million (2024: SEK 3,714 million) as of December 31, 2025, which are primarily attributable to the Swedish jurisdiction and carry an indefinite term for their use. The tax losses carried forward and temporary differences in the Group for which tax assets are not recognized in the balance sheet amount to SEK 234 million in 2025 (2024: SEK 164 million) and SEK 162 million in 2025 (2024: nil), respectively. Deferred tax assets have not been recognized in respect of these tax losses carried forward and temporary differences as it is not been considered probable that sufficient future taxable profit will be available against which entities within the Group can realize the benefits.

There is no material uncertain tax position as of December 31, 2025 (2024: none).

Note 15. Property, plant and equipment

(SEK in thousands)	Land	Electric and self-driving vehicles	Other equipment	Work in progress	Total
Cost
Balance as of January 1, 2024	-	763,925	62,845	169,571	996,341
Additions	-	(37,310)	2,328	173,700	138,718
Reclassifications from work in progress	-	87,853	13,775	(101,628)	-
Reclassification to other receivables	-	-	-	(12,193)	(12,193)
Disposals	-	-	(3,297)	(45,838)	(49,135)
Subsidies received	-	(22,061)	(2,000)	-	(24,061)
Foreign currency translation adjustments	-	30,854	2,261	11,651	44,766
Balance as of December 31, 2024	-	823,261	75,912	195,263	1,094,436
Additions	2,279	22,227	4,485	135,590	164,581
Reclassifications from work in progress	-	86,122	19,529	(105,651)	-
Disposals	-	(46,315)	(4,973)	(16,145)	(67,433)
Foreign currency translation adjustments	-	(77,217)	(5,730)	(16,154)	(99,101)
Balance as of December 31, 2025	2,279	808,078	89,224	192,902	1,092,483

Accumulated depreciation and impairment
Balance as of January 1, 2024	-	(61,939)	(10,458)	-	(72,397)
Depreciation	-	(111,797)	(16,259)	-	(128,056)
Reversal of impairment on disposals	-	-	1,148	-	1,148
Foreign currency translation adjustments	-	(4,179)	(509)	-	(4,688)
Balance as of December 31, 2024	-	(177,915)	(26,078)	-	(203,993)
Depreciation	-	(109,711)	(17,834)	-	(127,545)
Reversal of impairment on disposals	-	10,603	1,858	-	12,461
Foreign currency translation adjustments	-	22,161	1,891	-	24,052
Balance as of December 31, 2025	-	(254,862)	(40,163)	-	(295,025)

Carrying amounts
At January 1, 2024	-	701,986	52,387	169,571	923,944
At December 31, 2024	-	645,346	49,834	195,263	890,443
At December 31, 2025	2,279	553,216	49,061	192,902	797,458

The Group does not have contractual commitments for the acquisition of property, plant and equipment as of December 31, 2025, and 2024.

Note 16. Right-of-use assets

(SEK in thousands)	Electric vehicles and trailers	Land and buildings	Equipment	Total
Cost
Balance as of January 1, 2024	125,615	513,047	15,572	654,234
Additions	33,874	110,079	408	144,361
Disposals	(3,926)	(88,714)	(1,777)	(94,417)
Exchange rate differences	310	33,143	-	33,453
Remeasurements	474	10,525	-	10,999
Balance as of December 31, 2024	156,347	578,080	14,203	748,630
Additions	109,180	37,722	2,907	149,809
Disposals	(23,640)	(18,476)	(5,952)	(48,068)
Exchange rate differences	(1,540)	(63,344)	(20)	(64,904)
Remeasurements	-	9,651	564	10,215
Balance as of December 31, 2025	240,347	543,632	11,703	795,682

Accumulated depreciation
Balance as of January 1, 2024	(63,280)	(79,438)	(5,914)	(148,632)
Depreciation for the year	(24,037)	(70,882)	(5,167)	(100,086)
Disposals	2,857	85,103	1,773	89,733
Exchange rate differences	(73)	(2,652)	-	(2,725)
Balance as of December 31, 2024	(84,533)	(67,869)	(9,308)	(161,710)
Depreciation for the year	(36,904)	(56,909)	(4,785)	(98,598)
Disposals	17,198	11,949	5,952	35,100
Exchange rate differences	694	7,320	6	8,020
Balance as of December 31, 2025	(103,544)	(105,509)	(8,135)	(217,188)

Carrying amount
At January 1, 2024	62,335	433,609	9,658	505,602
At December 31, 2024	71,814	510,211	4,895	586,920
At December 31, 2025	136,803	438,123	3,568	578,494

The Group leases a number of assets such as electric heavy duty trucks, trailers, premises, machinery, and IT equipment. The average lease term is 13.5 years (2024: 13 years). The Group leases land and buildings which have lease terms of 1 to 30 years.

The total cash outflow for leasing agreements amounts to SEK 137,218 thousand (2024: 121,640). The Group recognizes expenses of SEK 18,952 thousand (2024: SEK 5,826 thousand) relating to short-term leases and leases of low-value assets.

In January 2025, the Group entered into a sale and leaseback transaction for 11 trucks for which the Group received EUR 2 million in cash, and in return will lease back the assets for 74 months. The Group does not have the option to repurchase the assets at the end of the lease term. The Group accounted for the transaction by derecognizing property, plant and equipment totaling SEK 28.0 million related to the trucks, recognized a right-of-use asset and lease liability for the lease of the trucks, and recorded an immaterial loss on disposal.

Note 17. Other financial assets and other financial liabilities

	For the year ended December 31,
(SEK in thousands)	2025	2024
Other financial assets
Deposits	2,573	12,422
	2,573	12,422
Classified as:
Non-current	2,573	12,422
Current	-	-

Other financial liabilities
Derivative instruments (warrants)	(128,381)	(1,432)
Embedded derivative (convertible debenture)	(4,603)	-
	(132,984)	(1,432)
Classified as:
Non-current	(128,381)	(1,432)
Current	(4,603)	-

Note 18. Other receivables

	As of December 31,
(SEK in thousands)	2025	2024
Value Added Tax receivables	34,485	17,360
Receivables from suppliers	22,176	40,263
Income tax receivable	3,781	-
Other	16,323	4,202
Total other receivables	76,764	61,824

Note 19. Share capital

	Common shares	Series A preference shares	Series B preference shares	Series C preference shares
Number of shares in issue as of January 1, 2024	12,895,139	6,590,084	7,672,932	3,788,873
Shares issued during the year	16,261	-	-	1,015,226
Number of shares in issue as of December 31, 2024	12,911,400	6,590,084	7,672,932	4,804,099
Shares issued during the year	2,019,621	-	-	2,635,434
Number of shares in issue as of December 31, 2025	14,931,021	6,590,084	7,672,932	7,439,533

All shares are authorized, issued and fully paid. Each class of shares has a nominal value of SEK 0.01 per share.

Series A preference shares include shares that take precedence over common shares to receive the distribution for an amount that is equal to the higher of (i) the subscription price paid and (ii) the amount that holders of Series A preference shares would have received for such shares had the shares been converted into common shares.

Series B preference shares include shares that take precedence over Series A preference shares and common shares to receive the distribution for an amount that is equal to the higher of (i) the subscription price paid and (ii) the amount that holders of Series B preference shares, would have received for such shares had the shares been converted into common shares.

Series C preference shares include shares that take precedence over Series A preference shares, Series B preference shares and common shares to receive the distribution for an amount that is equal to the higher of (i) the subscription price paid and (ii) the amount that holders of Series C preference shares, would have received for such shares had the shares been converted into common shares.

Note 20. Deferred tax

The following are the most significant deferred tax liabilities and deferred tax assets reported by the Group and changes in these items during the current and previous reporting periods:

(SEK in thousands)	Total
As of January 1, 2024	(2,097)
Charge to profit or loss	(4,277)
Foreign exchange difference	5
As of December 31, 2024	(6,369)
Charge to profit or loss	5,639
Foreign exchange difference	547
Movement in the period booked to balance sheet	445
As of December 31, 2025	262

Deferred tax assets and deferred tax liabilities are reported on a net basis only when there is a legal right to offset current tax assets against current tax liabilities, and the deferred tax assets and deferred tax liabilities relate to taxes charged by the same tax authority and are intended to offset current tax liabilities and tax assets through net payment. The following table shows deferred tax assets and deferred tax liabilities reported in the Consolidated Statements of Financial Position:

	As of December 31,
(SEK in thousands)	2025	2024
Deferred tax assets	194,658	158,421
Deferred tax liabilities	194,395	(164,790)
Total	262	(6,369)

The deferred taxes are comprised of:

	As of December 31,
(SEK in thousands)	2025	2024
Losses carried forward	38,488	-
Deferred tax assets on leases	156,170	158,421
Deferred tax liabilities on leases	(156,170)	(158,421)
Temporary changes in depreciation of fixed assets	(38,225)	(6,369)
Total	262	(6,369)

Note 21. Retirement benefit plans

Defined contribution plans

The Group operates defined contribution benefit plans for all qualifying employees in the Group. The assets of the plans are held separately from those of the Group in funds under the control of trustees.

The total expense recognized in the Consolidated Statements of Loss and Other Comprehensive Income/(Loss) of SEK 18,467 thousand (2024: SEK 30,281 thousand) represents contributions payable to these plans by the Group at rates specified in the rules of the plans. As of December 31, 2025, there were no contributions due but not paid over to the plans (2024: SEK 750 thousand) in respect of the current reporting period.

Note 22. Other liabilities

	As of December 31,
(SEK in thousands)	2025	2024
Personnel related payable	(13,075)	(12,253)
Value Added Tax payable	(9,985)	(3,698)
Current tax liability	(7,026)	(3,830)
Other liabilities	-	(827)
Total other liabilities	(30,086)	(20,608)

Note 23. Accrued expenses

	As of December 31,
(SEK in thousands)	2025	2024
Accrued expenses for personnel	(21,360)	(34,147)
Accrued expenses for consulting and legal	(46,070)	(15,134)
Accrued expenses for raw material and supplies	(79,101)	(32,963)
Other accrued expenses	(255)	(2,437)
Total accrued expenses	(146,786)	(84,681)

Note 24. Notes to the Consolidated Statements of Cash Flows

Operating activities

	For the year ended December 31,
(SEK in thousands)	2025	2024
Adjustments for non-cash items
Depreciation	130,802	129,022
Depreciation of right-of-use assets	96,694	96,940
Amortization	312	1,056
Loss from disposal of property, plant, and equipment	5,321	-
Capital gains from the sale of non-current assets	-	(8,985)
Share-based payment expense	15,629	10,171
Unrealized exchange differences	77,903	(1,926)
Finance income	(5,080)	(65,615)
Finance costs	588,646	224,345
Provision	12,332	-
Fair value loss/(gain) on financial assets or liabilities measured at fair value through profit or loss	129,262	(51,832)
Share of results of joint venture	(1,430)	(282)
Total non-cash adjustments	1,050,391	332,894

	For the year ended December 31,
(SEK in thousands)	2025	2024
Net changes in working capital
(Increase)/decrease in trade receivables	10,571	23,153
(Increase)/decrease in prepaid expenses	3,899	(5,152)
(Increase)/decrease in accrued income	(1,789)	(7,964)
(Increase)/decrease in other receivables	(22,174)	173,091
Increase/(decrease) in trade and other payables	(52,186)	96,414
Increase/(decrease) in accrued expense	69,950	(15,219)
Increase/(decrease) in deferred income	3,193	9,395
Increase/(decrease) in other liabilities	30,577	11,831
Net changes in working capital	42,041	285,549

Changes in liabilities arising from financing activities

The table below details changes in the group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s Consolidated Statements of Cash Flows as cash flows from financing activities.

		Non-cash changes
(SEK in thousands)	January 1, 2025	Financing cash flow	Fair value adjustments	New lease agreements	Other changes	December 31, 2025
Note		(i)	25	(iii)	(ii)
Loans and borrowings (current and non-current)	-	16,743	-	-	(503)	16,240
Convertible debenture	379,795	246,912	-	-	(418,991)	207,716
Lease liabilities (current and non-current)	641,507	(137,218)	-	155,324	(17,060)	642,553
Liabilities associated with cash advances	166,216	205,236	-	-	(16,610)	354,842
Other financial liabilities (embedded derivative - convertible debentures)	-	-	4,603	-	-	4,603
Other financial liabilities (derivative instruments - warrants)	1,432	-	124,659	-	2,289	128,381
Total liabilities from financing activities	1,188,950	331,673	129,262	155,324	(450,874)	1,354,335

		Non-cash changes
(SEK in thousands)	January 1, 2024	Financing cash flow	Fair value adjustments	New lease agreements	Other changes	December 31, 2024
Note		(i)	25		(ii)
Loans and borrowings (current and non-current)	257,424	(309,456)	55,926	-	(3,894)	-
Convertible debenture	-	319,887	-	-	59,908	379,795
Lease liabilities (current and non-current)	539,080	(121,975)	-	84,768	139,634	641,507
Liabilities associated with cash advances	-	211,147	-	-	(44,931)	166,216
Other financial liabilities (derivatives)	48,814	(3,787)	(89,911)	-	46,316	1,432
Total liabilities from financing activities	845,318	95,816	(33,985)	84,768	197,033	1,188,950

(i)	Cash flows from Loans and borrowings (current and non-current), Convertible debenture, Lease liabilities (current and non-current) and Other financial liabilities (derivatives) represent the net amount of cash from borrowing and repayment of borrowings in the Consolidated Statements of Cash Flows.
(ii)	Other changes include changes in exchange rates, accrued interest, remeasurements of the lease liabilities, and reduction in factoring liabilities.
(iii)	In 2025, the Group entered into new lease agreements as part of its operations, with the largest lease relating to a charging station with an acquisition value of SEK 26,828 thousand.

Note 25. Financial instruments

Classes and categories of financial instruments

The following table provides information on categories of financial instruments based on their characteristics and nature:

	As of December 31, 2025		As of December 31, 2024
(SEK in thousands)	Fair value through profit or loss	Amortized cost	Fair value through profit or loss	Amortized cost
Financial assets
Deposits	-	2,573	-	12,422
Trade receivables	-	21,015	-	21,148
Accrued income	-	29,516	-	34,121
Other receivables	-	38,499	-	40,263
Restricted cash	-	-	-	32,869
Cash	-	278,825	-	74,165

Financial liabilities
Loans and borrowings (current and non-current)	-	16,240	-	-
Convertible debenture	-	207,716	-	379,795
Lease liabilities	-	642,553	-	641,507
Trade and other payables (current and non-current)	-	277,089	-	376,292
Liabilities associated with cash advances	-	354,842	-	166,216
Derivative instruments (warrants)	128,381	-	1,432	-
Embedded derivative (convertible debt)	4,603	-
Other liabilities	-	30,086	-	20,608
Accrued expenses	-	146,786	-	84,681

Deposits, trade receivables, accrued income, other receivables and cash

The carrying amount of deposits, trade receivables, accrued income, other receivables and cash corresponds to their fair value as the short maturity means that discounting does not have a significant effect.

Restricted cash

At the end of December 2024 after the senior loan facility was terminated, several bank accounts were restricted for the Group, as the Group didn’t have access to the accounts or as the agreement stipulated for what type of transactions that account was intended for, the Group treated them as restricted cash as of December 31, 2024. The Group didn’t enter any senior loan facility in 2025 and as of December 31, 2025, there are no restricted cash balances.

Loans and borrowings

	As of December 31,
(SEK in thousands)	2025	2024
Borrowings measured at amortized cost
Liabilities to credit institutions	16,240	-

Classified as:
Long-term	12,180	-
Short-term	4,060	-
	16,240	-

In 2025, Einride Norway AS, a subsidiary of Einride, obtained a term loan facility from Pareto Bank ASA for a principal amount of NOK 18 million. This loan has a maturity period of four years, with repayments structured over 16 quarterly periods, involving quarterly principal amortization of NOK 1 million (NOK 4 million annually). The interest rate is variable, set at NIBOR 3M plus a margin of 5%, and is reviewed and updated at the inception of each quarter. A lending fee of NOK 355 thousand was incurred at the loan’s inception and the effective interest rate at the start date was 9.53%. The facility is secured by a guarantee from Einride for NOK 5 million and by a pledge over Einride Norway AS’s operating assets and the specific trucks purchased with the loan proceeds, valued at NOK 20 million.

The Group fully settled a senior loan facility in 2024.

Convertible promissory note (convertible debenture)

	As of December 31,
(SEK in thousands)	2025	2024
Borrowings measured at amortized cost
Convertible debt instrument, host component	207,716	379,795

Classified as:
Long-term	-	379,795
Short-term	207,716	-
	207,716	379,795

In September 2024, the Group issued convertible debentures in USD with a term of 24 months. The loan carried an annual nominal interest rate of 10% and an annual PIK (payment in kind) interest rate of 49%. The nominal interest earned was paid quarterly in arrears to the convertible bond holder. The PIK interest was capitalized quarterly and added to the outstanding debt. At conversion, the lower value of USD 34 per share or the applicable “market price” will apply. The “market price” is determined as the price per preference share equal to the preference amount applicable from time to time for Series C preference shares in accordance with the articles of association adopted by the Group. The holder will receive one share for each full amount of the applicable conversion price. These debentures were redeemed during 2025. On April 8, 2025, all subscribed and allocated convertible debentures were converted into Series C preference shares. Through the conversion, the convertible debenture holders have been allocated a total of 2,347,244 new Series C preference shares. The early conversion resulted in accelerated interest expenses.

In May 2025, the Group issued further convertible debentures with a maturity date in May 2027 and a maximum initial principal amount of USD 20 million (SEK 191,270 thousand). These debentures are convertible into the Group’s Series C preference shares upon specific events, such as change in control. The redemption amount of these debentures increases over time. The amount will increase to USD 23 million (SEK 219,961 thousand) if settled within 12 months of issuance, to USD 25 million (SEK 239,088 thousand) if settled between 12 and 18 months, and potentially up to USD 27 million (SEK 258,214 thousand) after 18 months. The conversion price is set at the lower of USD 34 per share or the market value of the Series C preference shares, with a minimum of USD 2 per share. The fair market value for Series C preference shares was USD 45.83 per share as of December 31, 2025. Due to the transactions contemplated by the Business Combination Agreement which are expected to occur within 12 months of the reporting period end, the Group anticipates an automatic conversion of the debentures into Series C preference shares. As the Group does not have an unconditional right to defer settlement beyond 12 months of the reporting period end, the convertible debentures are classified as current liabilities as of December 31, 2025.

The interest expense incurred for the year is calculated by applying an effective interest rate of 21.2% to the liability component for the two-year period since the convertible debentures were issued. The liability component is measured at amortized cost. The difference between the carrying amount of the liability component at the date of issue and the carrying value of the amount reported as of 31 December 2025 represents the effective interest rate to date.

The amortized cost of the convertible debentures corresponds to their fair value as of December 31, 2025 due to the short time period between issuance and year-end and minimal changes to the business and related market rates.

Trade and other payables, other liabilities, and accrued expenses

The trade and other payables consist mainly of outstanding amounts for purchases and running costs. No interest is charged on trade and other payables before the due date. After the due date, interest on late payments is charged in accordance with prevailing laws and practices in the relevant country. The Group has financial risk management policies to ensure that all liabilities are paid within the predetermined credit terms.

The carrying amount of trade and other payables, other liabilities, and accrued expenses corresponds to their fair value as the short maturity means that discounting does not have a significant effect.

Liabilities associated with cash advances

In September 2024, the Group entered into an agreement with a financial institution for a factoring facility with a credit limit of SEK 50 million. This facility enabled the Group to sell its outstanding customer invoices and finance up to 8-months of future invoicing under the Group’s signed customer contracts. The factoring facility was extended in November 2025, and as part of this extension, the credit limit was increased to SEK 550 million. The cost of this facility, which included costs for both issued and future invoices for which cash has been received, in 2025 was SEK 80,108 thousand (2024: SEK 11,172 thousand), which is recorded within finance costs.

The Group’s assessment of the agreement with the financial institution is that all risks and rewards, including the credit risk, are transferred. The liability for the payments received from the financial institution are recognized in the current liabilities in the Liabilities associated with cash advances financial statement caption.

The carrying amount of the Liabilities associated with cash advances corresponds to their fair value as the short maturity means that discounting does not have a significant effect.

Fair value of the Group’s financial assets and liabilities measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The fair value measurement of the Group’s derivative financial assets and liabilities utilizes market observable inputs and data to the extent it is available. The table below contains information on how the fair values of these financial assets and financial liabilities are determined (in particular the valuation techniques and inputs used).

		As of December 31,
(SEK in thousands)	Level	2025	2024
Financial liabilities
Embedded derivative (convertible debentures)	3	4,603	-
Derivative instruments (warrants)	3	128,381	1,432
		132,984	1,432

There have been no transfers between levels 1, 2, and 3 during the current or previous year.

(Amounts in thousand)	Derivative instruments
As of 1 January, 2024	45,028
Profit or loss reported:
Net gains on financial assets or liabilities measured at fair value through profit or loss	(51,315)
Finance costs	7,719
As of December 31, 2024	1,432
Profit or loss reported:
Net losses on financial assets or liabilities measured at fair value through profit or loss	129,262
Finance costs	2,290
As of December 31, 2025	132,984

As part of a capital raising round in December 2023, the Group issued 2,169,008 warrants to an anchor investor without cash consideration. Each warrant grants the anchor investor the right to subscribe for one new ordinary share in the Parent. The warrant subscription period ends December 1, 2028, or the earlier of the date of decision to liquidate, approval or signing of a merger plan, a request for compulsory redemption, or approval or signing of a demerger plan. Based on their contractual terms, these warrants are classified as derivative instruments and are measured at fair value through the Consolidated Statements of Loss and Other Comprehensive Income/(Loss). This classification arises because the warrants are denominated in USD, while the entity’s functional currency is SEK.

The fair value of the warrants is determined through a valuation performed by an external party, utilizing the Black-Scholes option pricing model. Key unobservable inputs used in this valuation as of December 31, 2025 and 2024 include:

●	Expected life: 2.75 years (2024: 4 years)

●	Volatility: 37% (2024: 35)%

●	Risk free interest rate: 3.5% (2024: 4.1)%

A decrease or increase of 10% in volatility would have resulted in a fair value of warrants ranging from SEK 107 million to SEK 151 million at December 31, 2025.

The fair value of the embedded derivative within convertible debt is determined through a valuation performed by an external party, utilizing the Monte Carlo simulation model. Key unobservable inputs used in this valuation as of December 31, 2025 include:

●	Volatility: 37%

●	Risk free interest rate: 3.5%

A decrease or increase of 10% in volatility would have resulted in a fair value of the embedded derivative within convertible debt ranging from SEK 4,510 thousand to SEK 4,971 thousand as of December 31, 2025.

Risk management strategy

The Group’s treasury function provides services to the business, monitors, and manages the financial risks arising in the Group’s operations through internal risk reports that analyze risk exposures and the extent of the risks. These risks include market risks (including currency risk and interest rate risk), credit risk and liquidity risk.

Market risk

The Group’s operations are mainly exposed to financial risks through changes in exchange rates and interest rates (see below).

There has been no change in the Group’s exposure to market risks or how these risks are managed and measured, except for exposure to its own share price in the convertible debentures.

(i) Currency risk management

The Group conducts transactions in foreign currencies and is therefore exposed to exchange rate fluctuations. The carrying amount of the Group’s financial assets and liabilities in foreign currencies on the Consolidated Statements of Financial Position date is as follows:

	As of December 31,
	2025	2024	2025	2024
(Amounts in thousands)	Liabilities		Assets
USD	594,212	613,061	208,058	56,884
EUR	201,799	23,279	69,928	34,690
NOK	45,413	2,234	38,251	20,816
Others	26,964	4,947	4,757	6,419

Currency exchange rate sensitivity analysis

Foreign currency risk arises from financial instruments denominated in a currency for measuring financial instruments other than the functional currency. It is the risk that changes in foreign exchange rates will affect the fair value and cash flows of financial instruments. The Group is mainly exposed to currency risk from the USD, EUR, and NOK.

The table below describes the Group’s sensitivity to a 10 per cent change in exchange rates, which is the sensitivity rate used in internal reporting of currency risk to key personnel and represents management’s assessment of the reasonable potential change in exchange rates. The sensitivity analysis covers external loans, cash, trade receivable, trade and other payables, accrued income and derivatives. Purchases and financing of vehicles are also made in the local currency. This also means that the Group sees no reason to hedge currency risk with any financial instruments.

	For the year ended December 31,
	2025	2024	2025	2024
(Amounts in thousands)	Impact USD		Impact EUR
Consolidated Statements of Loss and Other Comprehensive Income/(Loss)	38,615	55,618	20,806	1,141

	For the year ended December 31,
	2025	2024	2025	2024
(Amounts in thousands)	Impact NOK		Others
Consolidated Statements of Loss and Other Comprehensive Income/(Loss)	716	1,858	2,221	320

If on balance sheet date all exchange rates were to change by 10% in an unfavorable direction, the effect on equity would be approximately SEK 49,845 thousand (2024: SEK 36,478 thousand).

	As of December 31,
(SEK in thousands)	2025	2024
USD	(48,356)	(27,306)
EUR	(679)	(5,738)
NOK	(188)	(2,693)
Others	(622)	(741)
Effect on equity	(49,845)	(36,478)

(ii) Interest rate risk management

Interest rate risk refers to the risk that the fair value or cash flow of financial instruments will fluctuate due to changes in market interest rates. The Group manages this risk by maintaining a balance of fixed and variable rate loans. The Group regularly evaluates its hedging activities to ensure that the most cost-effective hedging strategies are applied.

The Group’s exposure to interest rates on financial assets and financial liabilities is described in the section on liquidity risk management in this note.

Interest sensitivity analysis

The table below shows the impact in SEK in thousands of changes in interest rates by 100 basis points.

	Interest-bearing debt		Effect on earnings of a 100- basis point increase in interest rates on debt and derivatives
	For the year ended December 31,		For the year ended December 31,
(SEK in thousands)	2025	2024	2025	2024
Interest expense on liabilities to credit institutions	14,289	119,229	143	1,192
Interest expense on convertible debentures	445,181	40,648	4,452	406

The Group’s credit risk exposure

Credit risk is the risk that a party to a financial instrument will not be able to fulfill an obligation and thereby cause the counterparty a financial loss. The Group’s maximum exposure to credit risk, without taking into account any collateral, is shown in the table below.

	For the year ended December 31,
(SEK in thousands)	2025	2024
Deposits	2,573	12,422
Trade receivables	21,015	21,148
Accrued income	29,516	34,121
Restricted cash	-	32,869
Cash	278,825	74,165
Total	331,929	174,725

Credit risk management

For financial transactions, the Group only deals with counterparties that are at least investment grade (BBB or equivalent), which are considered to have low credit risk. Credit rating information is provided by independent credit rating agencies. The Group’s exposure and the credit ratings of counterparties are monitored regularly. The Group assesses that a counterparty is associated with increased credit risk if payment of receivables is not made 30 days after the due date.

Credit ratings are performed as part of the commercial process prior to entering into new agreements and are monitored on an ongoing basis at customer level. Monitoring processes are in place to ensure that follow-up measures are taken to recover past due receivables. In this respect, the Group believes that the Group’s credit risk is minimized. Trade receivable is spread across different industries and geographical areas.

The average days outstanding for trade receivable, invoiced, is 78 days (2024: 34 days).

Age analysis of trade receivable is shown below:

	As of December 31,
	2025		2024
(SEK in thousands)	Gross	Write off	Gross	Write off
Receivables not past due	5,511	-	9,917	-
Receivables past due by
0-30 days	616	-	6,457	(644)
31-90 days	3,646	-	3,052	(3,151)
91-120 days	365	-	5,517	-
120 days or more	15,578	(4,701)	-	-
	25,716	(4,701)	24,943	(3,795)

Cash, deposits and restricted cash are placed with reputable banks and financial institutions with high credit ratings and no history of default.

During 2025, there were no significant increases in the Group’s credit risks.

Liquidity risk

Responsibility for liquidity risk management lies with the Board of Directors, which has established a framework for short-, medium- and long-term liquidity risk management for financing and liquidity. The Group manages short-term liquidity risk by maintaining sufficient reserves and loans and borrowings. The liquidity reserve consists of cash and totals SEK 278,825 thousand (2024: SEK 74,165 thousand) as of the Consolidated Statements of Financial Position date. Further, as mentioned in notes 2 and 25, the Group makes use of its factoring arrangement which it utilizes to provide flexibility in the timing of monetizing its invoices, both issued and to be issued in the short term based on contracted services with customers.

Long-term liquidity risk is managed by continuously monitoring forecasts and actual cash flows and by matching the maturity profiles of financial assets and liabilities.

The tables below describe the Group’s remaining contractual maturities for its financial liabilities. The table includes both interest and repayments. For variable interest rates and foreign currencies, interest rates and exchange rates on the Consolidated Statements of Financial Position date are used for the entire period. The contractual maturity is based on the earliest date on which the Group may become liable to pay. Cash flows are undiscounted.

	< 1 month	1-3 months	3-12 months	1-2 years	2-5 years	5+ years	Total contractual cash flow	Total carrying value
	TSEK	TSEK	TSEK	TSEK	TSEK	TSEK	TSEK	TSEK
December 31, 2024
Convertible debenture	-	-	-	-	379,795	-	379,795	379,795
Lease liabilities	-	-	76,210	55,079	98,953	411,265	641,507	641,507
Trade payables	376,292	-	-	-	-	-	376,292	376,292
Liabilities associated with cash advances	10,123	48,024	108,069	-	-	-	166,216	166,216
Accrued Expenses	84,684	-	-	-	-	-	84,684	84,684
December 31, 2025
Convertible debenture	-	-	207,716	-	-	-	207,716	207,716
Lease liabilities	6,289	12,578	56,604	105,173	80,400	381,510	642,553	642,553
Trade payables	254,348	2,384	8,969	11,388	-	-	277,089	277,089
Liabilities associated with cash advances	-	89,503	265,339	-	-	-	354,842	354,953
Accrued Expenses	146,786	-	-	-	-	-	146,786	146,786

The convertible debenture may be repaid or converted to shares at the discretion of the holder under certain conditions.

The following table details the group’s liquidity analysis for its derivative financial instruments based on contractual maturities. The table has been drawn up based on the undiscounted net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

	< 1 month	1-3 months	3-12 months	1-2 years	2-5 years	5+ years
	TSEK	TSEK	TSEK	TSEK	TSEK	TSEK
December 31, 2024
Derivative Instruments (Warrants)	-	-	-		1,432	-
December 31, 2025
Derivative Instruments (Warrants)	-	-	-	128,381	-	-
Embedded derivative (Convertible debt)	-	-	4,603	-	-	-

Capital risk management

The capital structure of the Group consists of shareholders’ equity, debt and cash. The Group monitors capital to maintain an appropriate structure that fulfils its strategic objectives, considers the needs of shareholders, and ensures it maintains sufficient funds to continue as a going concern.

The Group manages its capital to ensure that its entities can continue operations even under adverse conditions and to maximize shareholder returns by optimizing the capital structure.

Note 26. Subsidiaries

The table below presents the Group’s subsidiaries as of December 31, 2025 and 2024.

		Ownership % of Share Capital as of December 31,
Parent	Incorporated	2025	2024
Einride AB	Sweden
Subsidiary
Einride Austria GmbH	Austria	100%	100%
Einride Technologies Austria GmbH	Austria	100%	100%
Einride Technologies Belgium B.V.	Belgium	100%	100%
Einride Cayman Sub Limited	Cayman Islands	100%	0%
Einride Technologies Germany GmbH	Germany	100%	100%
Einride Germany GmbH	Germany	100%	100%
Einride Technologies UK Ltd	Great Britain	100%	100%
Einride UK Ltd	Great Britain	100%	100%
Einride Technologies Netherlands B. V	Netherlands	100%	100%
Einride Benelux B.V.	Netherlands	100%	100%
Einride Technologies Norway AS	Norway	100%	100%
Einride Norway AS	Norway	100%	100%
Einride Holding AB	Sweden	100%	100%
Einride Autonomous Technologies AB	Sweden	100%	100%
Einride MidCo AB	Sweden	100%	100%
Einride Sweden AB	Sweden	100%	100%
Einride ME Freight Technologies L.L.C	United Arab Emirates	100%	100%
Einride US Inc	Delaware, USA	100%	100%
Einride Inc	Delaware, USA	100%	100%
Einride Logistics Inc	Delaware, USA	100%	100%
Einride Autonomous Technologies US In	Delaware, USA	100%	100%
Einride Technologies (Singapore) Pte. Ltd	Singapore	0%	100%

Note 27. Share-based payments

Options

Each employee share option converts into one ordinary share of the Group on exercise. No amounts are paid or payable by the recipient on receipt of the option. The option does not entitle the holder to dividends or voting rights. Options may be exercised on the vesting date until the expiration date.

Options can be exercised at the exercise price. The vesting period is typically three years, though in certain circumstances options are granted in relation to past service and vest immediately upon grant (of the 388,657 options granted during the period, 212,500 vested immediately). For certain grants one third of options vest after a one-year cliff and the remainder of the options vest monthly thereafter, while for other grants options vest monthly over the three-year period. If the option has not been exercised before the expiration date, typically 10 years from the date of grant for a continuing employee, the option expires. Unvested options are forfeited if an employee leaves the Group.

Details of outstanding options during the year are presented below:

	Year ended December 31, 2025		Year ended December 31, 2024
	Number of options	Weighted average exercise prices (SEK)	Number of options	Weighted average exercise prices (SEK)
Outstanding at beginning of the year	407,299	366.50	373,542	378.36
Granted during the year	388,657	226.07	122,918	317.71
Forfeited during the year	(13,127)	623.35	(30,567)	353.61
Exercised during the year	-	-	-	-
Expired during the year	(176,016)	332.20	(58,594)	346.51
Outstanding at the end of the year	606,813	280.95	407,299	366.50
Exercisable at the end of the year	449,163	298.19	364,880	352.13

The options outstanding at December 31, 2025 had a weighted average remaining contractual life of 8.2-years (2024: 3.9-years).

In 2025, options were granted on various dates in October and November. The weighted average fair value of the options granted on those dates is 19.33 while the aggregate of the estimated fair values of the options granted on those dates is SEK 7,513 thousand. In 2024, options were granted in February and April. The weighted average fair value of the options granted on those dates is 73.74 while the aggregate of the estimated fair values of the options granted on those dates is SEK 9,063 thousand. The inputs into the Black Scholes model are as follows:

	31/12/2025	31/12/2024
Weighted average share price (SEK)	197.43	267.67
Weighted average exercise price (SEK)	226.07	317.71
Expected volatility	35%	35%
Expected life	1	4
Risk-free interest rate	3.7%	4.4% to 4.7%
Expected dividend	nil	nil

The expected volatility used was based on the historical volatility of a Group of listed peer companies over a period reflective of the expected life of the option prior to its date of grant. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

In 2025, the Group recognized total expenses of SEK 5,549 thousand (2024: SEK 10,171 thousand) for share-based payment expense resulting from the grant of options.

Warrants held by employees without consideration

In 2025, warrants were granted in May and October to certain participants for no consideration. Warrants held by employees typically have a 33-month vesting period with a 3-year expiration term, certain warrants may be granted in relation to past service and therefore vest immediately upon grant. At the end of the vesting period one warrant may be converted to one ordinary share. Where warrants are acquired for no consideration, they are forfeited if the employee leaves the Group before the warrants vest.

	Year ended December 31, 2025		Year ended December 31, 2024
	Number of warrants	Weighted average exercise prices (SEK)	Number of warrants	Weighted average exercise prices (SEK)
Outstanding at beginning of the year	-	-	-	-
Granted during the year	494,114	229.50	-	-
Forfeited during the year	-	-	-	-
Exercised during the year	-	-	-	-
Expired during the year	-	-	-	-
Outstanding at the end of the year	494,114	229.50	-	-
Exercisable at the end of the year	308,291	229.50	-	-

The fair market value of the warrants is determined through the use of a Black Scholes model.

The weighted average fair value of the warrants granted on those dates is 118.12 while the aggregate of the estimated fair values of the warrants granted on those dates is SEK 16,719 thousand. The inputs into the Black Scholes model are as follows:

	31/12/2025	31/12/2024
Weighted average share price (SEK)	118.12	-
Weighted average exercise price (SEK)	229.50	-
Expected volatility	35%	-
Expected life	3 - 5 years	-
Risk-free interest rate	3.7% to 4.1%	-
Expected dividend	nil	nil

The expected volatility used was based on the historical volatility of a Group of listed peer companies over a period reflective of the expected life of the option prior to its date of grant. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

In 2025, the Group reported total expenses of SEK 10,080 thousand (2024: nil) for share-based payments settled with equity instruments related to warrants acquired for no consideration.

Warrants held by employees and settled at market value

Certain participants pay full market value at grant to acquire their warrant instruments and as a result no share-based payment expense is recognized in relation to the warrants. Where warrants are forfeited due to the participant ceasing to provide qualifying service the warrants are bought back for the original subscription price paid.

Warrants held by employees who pay full market value typically have a 33-month vesting period with a 5-year expiration term. At the end of the vesting period one warrant may be converted to one ordinary share. Warrants are forfeited if the employee leaves the Group before the warrants vest. The fair market value of the warrants is determined through the use of a Black Scholes model.

	2025 No. of warrants	2024 No. of warrants
Outstanding at the beginning of the year	-	2,840,100
Granted during the year	4,680,560	-
Exercised during the year	-	(22,500)
Forfeited during the year	-	(183,923)
Expired during the year	-	(2,633,677)
Outstanding at the end of the year	4,680,560	-

Note 28. Related party transactions

During the year, the Group entered into the following transactions with related parties who are not members of the Group and had the following amounts outstanding at the reporting date:

	Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties	Right-of-use assets	Lease liability
Joint venture, Polar Charge AB and its subsidiaries
2025	(907)	7,058	213	122	99,132	107,205
2024	35,846	5,943	1,904	1,848	95,065	100,274

Board members, board fees
2025	-	1,315	-	-	-	-
2024	-	946	-	23	-	-

Board members, consultancy
2025	-	6,663	-	-	-	-
2024	-	249	-	-	-	-

Polar Charge AB and its subsidiaries are a related party of the Group, as a senior executive from the Group is a member of the board of directors and the Group owns a 9% equity stake in Polar Charge AB. The Group constructs charging stations on behalf of Polar Charge Group and invoices directly for the costs incurred in construction of such stations and no construction costs incurred in 2025. These amounts invoiced to Polar Charge AB are presented within other income. The Group also leases sites directly from Polar Charge AB and makes the required periodic lease payments. Refer to Note 31 Interest in joint venture for further details.

Pursuant to an advisory agreement, dated June 3, 2025, by and between Einride and Lorne Abony, a current director of Einride, Einride has agreed to pay Mr. Abony up to USD 275,000 for certain advisory services in connection with the Business Combination and a success fee upon consummation of the Business Combination and the PIPE Investment equal to 0.8% of the Einride Shareholders’ percentage ownership in the post-closing company, which may be paid, at Einride’s option, in Einride Ordinary Shares or penny warrants of Einride. Refer to Note 33 Subsequent events for more details on the PIPE Investment.

Remuneration of key management personnel

Remuneration to senior executives, who are the key management personnel of the Group is set out below:

	For the year ended December 31,
(SEK in thousands)	2025	2024
Short-term employee benefits	41,200	39,981
Share-based compensation	2,427	-
Post-employment benefits	1,049	2,645
Total	44,676	42,626

Pursuant to an employment agreement, dated May 19, 2025, by and between Einride and Roozbeh Charli, who will serve as Chief Executive Officer and a director of Einride upon the Closing, upon consummation of the Business Combination, Einride will compensate Mr. Charli with the right to subscribe for additional warrants and/or Einride Ordinary Shares, to the extent necessary and for no additional consideration, to ensure that Mr. Charli’s accumulated percentage ownership in Einride is equal to 2.0% of the Einride Shareholders’ percentage ownership in the post-closing company.

Note 29. Commitments and contingencies

On November 15, 2024, the Group initiated legal proceedings against Performance Team LLC and its wholly owned subsidiary Performance Team Logistics LLC (collectively, “Maersk”). The dispute stems from Maersk’s alleged wrongful termination of an agreement for transport services, a termination the Group believes was without cause and in breach of contract.

To fulfill the Maersk agreement, the Group contracted with BYD Motors LLC (“BYD”) for vehicles and Voltera Power, LLC f/k/a EVConnex, LLC (“Voltera”) for charging infrastructure. Maersk’s purported termination altered the Group’s needs from these suppliers. On November 13, 2024 and December 2, 2024, BYD and Voltera filed legal actions against the Group to seek damages in relation to the service agreements for BYD and Voltera to respectively provide trucks and charging infrastructure. The cases are in preliminary stages with many of the arrangements yet to be finalized. The BYD and Voltera cases have been set for trial starting in April 2026 and December 2026.

Given the uncertainty of the litigation and the preliminary stage of the disputes, the Group is unable to estimate the range of reasonably possible loss that may result from the disputes. Because the proceedings are in preliminary stages and significant case details need to be determined, no provisions were recognized on December 31, 2025 or 2024.

As at December 31, 2025 and 2024, the Group held the following:

	For the year ended December 31,
	BYD		Voltera		Maersk
(SEK in thousands)	2025	2024	2025	2024	2025	2024
Trade and other receivables	354	1,133	-	-	15,578	27,645
Trade payables (including accruals)	121,757	140,085	68,220	42,631	-	-
Right-of-use asset	-	-	266,030	345,200	-	-
Lease liability	-	-	305,486	375,087	-	-

The Group’s contracts with customers typically include minimum commitments for both parties - transport capacity for the Group and monthly minimum fees for the customer. The Group has consistently been able to meet the commitments with no shortfalls under the agreements to provide the customer with its contracted capacity.

Note 30. Basic and diluted net loss per share

For the year ended December 31, 2025 and 2024, potentially dilutive instruments include Series A, B and C preference shares discussed in Note 19, employee share options and warrants discussed in Note 27, and share purchase warrants discussed in Note 25.

Basic and diluted loss per share is calculated by dividing the net loss attributable to equity holders of Einride AB by the weighted average number of common shares issued and outstanding during the period.

The following table provides the amounts used in the calculation of basic and diluted net loss per share for the years ended December 31, 2025 and 2024:

	For the year ended December 31,
(SEK in thousands)	2025	2024
Loss attributable to shareholders	(1,721,676)	(967,611)
Weighted average number of common shares for basic and diluted loss per share	13,801,624	12,907,668
Basic and diluted net loss per share	(124.74)	(74.99)

The following table presents the maximum number of shares during the period that were not included in the calculation of diluted loss per share as their effects would have been antidilutive for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
	2025	2024
Employee share options	449,163	364,880
Series A preference shares	6,590,084	6,590,084
Series B preference shares	7,672,932	7,672,932
Series C preference shares	7,439,533	4,804,099
Convertible debenture	-	-
Employee share purchase warrants	5,174,673	2,996,878
Non-employee share purchase warrants	2,169,008	2,169,008
Total antidilutive shares	29,495,393	24,597,881

Note 31. Interest in Joint Venture

The following table provides aggregated summarized financial information for the Group’s joint venture as it relates to the amounts recognized in the Group’s Consolidated Statements of Loss and Other Comprehensive Income/(Loss) and Consolidated Statements of Financial Position:

	Consolidated Statements of Loss and Other Comprehensive Income/(Loss)		Consolidated Statements of Financial Position
(SEK in thousands)	2025	2024	2025	2024
Polar Charge AB	1,430	282	13,027	11,597

For the Group, the investment in Polar Charge AB represents the only ownership interest in a non-group entity. Polar Charge AB is engaged in the activity of building out charging stations infrastructure across Sweden and then leasing the stations to the Group. The Group provides various expertise related to the design of the charging stations as well as marketing and branding.

The joint venture was formed during 2023, with the Group owning a 9% stake in Polar Charge AB. The Group has concluded it has joint control of the entity in accordance with IFRS 11 Joint Arrangements. Given the nature of Polar Charge AB’s activities, the joint venture is considered material to the Group under IFRS 12 Disclosure of Interests in Other Entities.

The following table provides summarized financial information relating to Polar Charge AB for the 12-month period ending December 31, 2025 and 2024 respectively. The information is presented on a 100% basis.

	For the year ended December 31,
(SEK in thousands)	2025	2024
Income statement
Revenue	6,969	4,750
Net profit before taxation	18,316	3,148
Taxation	(2,725)	(12)
Net profit for the year	15,592	3,136
Group’s share in net profit for the year - 9% (2024: 9)%	1,403	282

	As at December 31,
(SEK in thousands)	2025	2024
Balance sheet
Non-current assets	142,592	128,490
Current assets	8,046	9,648
Total assets	150,638	138,138
Current liabilities	3,200	9,316
Non-current liabilities	2,725	-
Total liabilities	5,925	9,316
Net assets	144,713	128,822
Group’s share in equity - 9% (2024: 9)%	13,024	11,594

In accordance with IAS 28 Investments in Associates and Joint Ventures, we evaluate impairment with regards to our investment in Polar Charge AB. No impairment charges were recorded in 2025 or 2024.

Transactions between the Group and its joint venture with Polar Charge AB are summarized in Note 28 Related party transactions.

Note 32. Provisions

As of December 31, 2025, a provision of SEK 12,332 thousand (2024: nil) was recorded related to estimated employer social security contributions on taxable equity-settled employee incentive schemes. During the period ended December 31, 2025, nil (2024: nil) has been utilized in the period as a result of exercises of taxable equity-settled share awards. The provision will be utilized once the share awards under the applicable scheme have been exercised. Refer to Note 27 Share-based payments for further details.

Note 33. Subsequent events

On December 23, 2025, the Company and a related party to the Company entered into a business transfer agreement in relation to a carve out of the Company’s design business. The purchase price for the business transfer amounts to USD 3,714,586. The transaction closed on 17 February, 2026. In connection with closing, the Company (i) entered into a service agreement with the related party pursuant to which the Company commits to purchasing services during a three-year period, and (ii) made an investment in the related party corresponding to 19% of the shares of the related party.

On February 20, 2026, the Company entered into an agreement with one of its customers, with a supplementary addendum agreed on March 12, 2026, pursuant to which the Company undertakes to issue 6,941,402 warrants, each with an exercise price of USD 34 per share. The vesting of these warrants is tied to specific payment milestones under a separate commercial relationship that was entered into in 2024 between the Company and Customer as amended on February 21, 2026. This agreement has no impact on the financial statements for the period ended December 31, 2025. The Company is currently evaluating the full accounting impact of this agreement on its future financial statements.

On February 26, 2026, the Company entered into subscription agreements with investors in relation to the PIPE transaction that is expected to close in connection with the closing of the de-SPAC transaction. The Company has received commitments in the amount of USD 113.3 million from existing and new investors to subscribe for ADSs representing ordinary shares in the Company. The investors have a right to obtain 1.5 warrants for each ADS subscribed for, and an additional 0.5 warrants per ADS initially subscribed for if, on the 24-month anniversary of the closing date, the investor owns at least 50% of the number of subscribed ADSs in the PIPE offering. In connection with the PIPE transaction, the pre-money equity value of the Company was set at USD 1,350 million.

ANNEX A-1

Execution Version

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

EINRIDE AB,

EINRIDE CAYMAN SUB LIMITED,

and

LEGATO MERGER CORP. III,

DATED AS OF NOVEMBER 12, 2025

Annex A-1-i

Annex A-1-ii

EXHIBITS

Exhibit A — Form of Amended and Restated Articles of Association

Exhibit B — Form of Plan of Merger

Annex A-1-iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT is made and entered into as of November 12, 2025, by and among Einride AB, a limited liability company formed under the laws of Sweden (the “Company”), Einride Cayman Sub Limited, a Cayman Islands exempted company and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), and Legato Merger Corp. III, a Cayman Islands exempted company (“SPAC”). Each of the Company, Merger Sub and SPAC shall individually be referred to herein as a “Party” and, collectively, as the “Parties.” The term “Agreement” as used herein refers to this Business Combination Agreement, as the same may be amended or supplemented from time to time, and all schedules, exhibits and annexes hereto. Defined terms used in this Agreement are listed alphabetically in Section 11.1, together with the section and, if applicable, subsection in which the definition of each such term is located. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 11.2.

RECITALS

WHEREAS, the Company is a private technology company that designs, develops and deploys freight mobility technologies to accelerate the transition to sustainable transportation. The Company’s platform includes connected electric and autonomous heavy-duty vehicles, charging infrastructure and an intelligent freight operating system.

WHEREAS, Merger Sub is a newly incorporated, direct, wholly-owned subsidiary of the Company, and was formed for the sole purpose of consummating the Transactions.

WHEREAS, SPAC is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

WHEREAS, the Parties desire and intend to effect a “Business Combination” (as such term is defined in the SPAC’s Organizational Documents) upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, the board of directors of the Company has unanimously: (a) determined that it is in the best interests of the Company, and declared it advisable, to enter into this Agreement and the Transaction Agreements to which the Company is a party, providing for the Merger and the other Transactions; and (b) approved, subject to obtaining the Company Shareholder Approval (defined below) as applicable, and recommended, among other things, the approval of this Agreement, the Transaction Agreements to which the Company is a party and the Transactions, including the Company Derivative Exchange, the Stock Split, the adoption of the Restated AoA and the adoption of the Incentive Equity Plan, by the Company Shareholders.

WHEREAS, the board of directors of Merger Sub has unanimously: (a) determined that it is in the best interests of Merger Sub and the Company (as sole shareholder of Merger Sub), and declared it advisable, to enter into this Agreement and the Transaction Agreements to which Merger Sub is a party, and to consummate the Merger and the other Transactions; and (b) approved and recommended the adoption and approval of this Agreement by the Company (as sole shareholder of Merger Sub).

Annex A-1-1

WHEREAS, the Company, in its capacity as the sole shareholder of Merger Sub, has (a) determined that it is in the best interests of Merger Sub, and declared it advisable, for Merger Sub to enter into this Agreement and the Transaction Agreements to which Merger Sub is a party, providing for the Merger and the other Transactions; and (b) approved this Agreement, the Transaction Agreements to which Merger Sub is a party and the Transactions in accordance with Applicable Law, upon the terms and subject to the conditions of this Agreement (the “Merger Sub Shareholder Approval”).

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously: (a) determined that it is advisable, fair to, and in the best interests of SPAC and SPAC’s shareholders (“SPAC Shareholders”) to enter into this Agreement and the Transaction Agreements to which SPAC is a party, and to consummate the Merger and the other Transactions; (b) approved and declared advisable this Agreement and the other Transaction Documents to which it is a party, and the execution, delivery and performance thereof and the consummation of the Merger and the other Transactions; (c) recommended, among other things, the adoption and approval of this Agreement, including authorization of the Merger, by the SPAC Shareholders; and (d) and directed that this Agreement and the Merger be submitted to the SPAC Shareholders for their adoption.

WHEREAS, concurrently with the execution and delivery of this Agreement, the Founders will enter into a transaction support agreement (the “Founder Support Agreement”), pursuant to which, among other things, the Founders will agree to vote in favor of this Agreement and the other Transaction Agreements to which SPAC is or will be a party and the Transactions (including the Merger).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company Shareholders who hold an aggregate of at least 50% of the outstanding Company Ordinary Shares and Company Preference Shares eligible to vote thereon have entered into a transaction support agreement (the “Company Shareholder Support Agreement”), pursuant to which, among other things, such Company Shareholders and holders of the Company Preference Shares will agree to vote in favor of or otherwise consent to this Agreement and the other Transaction Agreements to which the Company is or will be a party and the Transactions, including the Company Derivative Exchange, the Stock Split, the adoption of the Restated AoA, the adoption of the Incentive Equity Plan and the termination of the Company Shareholders Agreement, in accordance with the Company’s Organizational Documents and the Company Shareholders Agreement (the “Company Shareholder Approval” and such matters, collectively, the “Company Shareholder Matters”).

WHEREAS, (i) concurrently with the execution and delivery of this Agreement, the Founders have entered into, and (ii) prior to the Closing, the Company Shareholders and the holders of the Participating Company Derivatives who hold an aggregate of at least 80% of the Company Ordinary Shares outstanding and underlying the Participating Company Derivatives on the date hereof (the “Required Holders”) will have entered into, a lockup agreement (the “Lockup Agreement”), pursuant to which each such Company Shareholder and each of the Founders has agreed with the Company to certain restrictions on the transfer of the Company Ordinary Shares held by them or received by them pursuant to Article II.

Annex A-1-2

WHEREAS, pursuant to SPAC’s Organizational Documents, SPAC is required to provide an opportunity for its eligible public shareholders to have their outstanding SPAC Public Shares redeemed on the terms and subject to the conditions and limitations set forth in SPAC’s Organizational Documents in conjunction with obtaining the SPAC Shareholder Approval (the “SPAC Shareholder Redemption Rights”).

WHEREAS, simultaneously with the Closing, the Company shall amend and restate the articles of association of the Company in the form attached hereto as Exhibit A (the “Restated AoA”), in each case, with such changes as mutually agreed to by the parties to this Agreement, provided that SPAC’s consent shall not be unreasonably withheld, delayed or conditioned.

WHEREAS, prior to the Closing, the Company shall adopt, with the consent of SPAC, which consent shall not be unreasonably withheld, conditioned, or delayed, an incentive equity plan on the terms and conditions set forth herein, to be effective upon and following the Closing (the “Incentive Equity Plan”).

WHEREAS, prior to the Effective Time, the Company shall effect the Stock Split in accordance with Section 2.1(a).

WHEREAS, immediately following the Stock Split and at the Effective Time, upon the terms and subject to the conditions of this Agreement and the laws of the Cayman Islands, pursuant to the Plan of Merger attached hereto as Exhibit B and in accordance with section 233 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”), SPAC shall merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving company, as that term is defined in the Cayman Companies Act, upon the Merger (the “Surviving Company”), as a result of which, Merger Sub will remain a direct, wholly-owned subsidiary of the Company and SPAC shall cease to exist.

WHEREAS, as a result of the Merger, (i) each issued and outstanding SPAC Share shall no longer be outstanding and shall automatically be cancelled and cease to exist and shall be converted into and exchanged for one Company Ordinary Share in the form of one (1) Company ADS and (ii) each outstanding whole SPAC Warrant shall be assumed by the Company and, subject to the terms of the Warrant Agreement, thereafter exercisable to purchase one (1) Company Ordinary Share in the form of one (1) Company ADS.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
THE CLOSING TRANSACTIONS

Section 1.1. Closing. Unless this Agreement shall have been terminated pursuant to Section 8.1, the consummation of the Merger (the “Closing”), other than the registration of the Plan of Merger, shall take place by conference call and by exchange of signature pages by email or other electronic transmission at a time and date to be specified in writing by the Company and SPAC, which shall be no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and manner as the Company and SPAC agree in writing (the date on which the Closing occurs, the “Closing Date”).

Annex A-1-3

Section 1.2. Closing Statements.

(a) On the date of the SPAC Shareholders’ Meeting, SPAC shall deliver to the Company written notice setting forth: (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the SPAC Shareholder Redemption Rights pursuant to the Organizational Documents of SPAC (the “SPAC Shareholder Redemptions”); (ii) SPAC’s good faith estimate of the amount of cash that will be in the Trust Account and the amount of SPAC Transaction Costs and Unpaid SPAC Liabilities as of the Closing; and (iii) the number of SPAC Shares and SPAC Warrants to be outstanding as of immediately prior to the Effective Time and after giving effect to the SPAC Shareholder Redemptions (such written notice of (i), (ii) and (iii), together, the “SPAC Closing Statement”); provided; however, if the Closing does not occur within five (5) Business Days of the SPAC Shareholders’ Meeting, SPAC shall deliver to the Company an updated SPAC Closing Statement within five (5) Business Days prior to the Closing Date.

(b) On the date of the SPAC Shareholders’ Meeting, the Company shall provide to SPAC a written notice setting forth: (i) the Company’s good faith estimate of the amount of the Company Transaction Costs and Indebtedness and (ii) the number of Net Company Derivative Shares, the Conversion Factor and the number of Company Ordinary Shares that will be issued and outstanding immediately following the transactions described in Section 2.1 (such written notice, the “Company Closing Statement”).

Section 1.3. Closing Deliverables.

(a) At the Closing, SPAC shall:

(i) make any payments required to be made by SPAC or on SPAC’s behalf in connection with the SPAC Shareholder Redemptions pursuant to Section 6.10;

(ii) pay, or cause to be paid, all SPAC Transaction Costs and Unpaid SPAC Liabilities to the applicable payees, to the extent not paid prior to the Closing;

(iii) deliver to the Company an executed resignation letter from each director and officer listed on Schedule 1.3(a)(iii) of the SPAC Disclosure Letter; and

(iv) deliver to the Company the certificate required to be delivered by SPAC pursuant to Section 7.2(d).

(b) At the Closing, the Company shall:

(i) deliver to SPAC a true and correct copy of the Restated AoA as registered with the Companies Registration Office in accordance with the Swedish Companies Act; and

(ii) deliver to SPAC the certificate required to be delivered by the Company pursuant to Section 7.3(d).

Annex A-1-4

ARTICLE II
TRANSACTIONS

Section 2.1. Stock Split and Company Derivatives. The following transactions will occur on the Closing Date, prior to both the closing of any PIPE Investment and the Effective Time, in the following order:

(a) The Company shall submit the necessary filings to the Swedish Companies Registration Office to provide that each Company Preference Share and each other Participating Company Derivative for which the holder of such other Participating Company Derivative elects to convert to Company Ordinary Shares (each, an “Electing Participating Company Derivative”) shall be exchanged for a number of Company Ordinary Shares equal to the number of Net Company Derivative Shares underlying such Company Preference Share and such Electing Participating Company Derivative as of immediately prior to the Closing, and immediately thereafter, each such Company Preference Share and each such Electing Participating Company Derivative shall be cancelled (the “Company Derivative Exchange”). As of the date hereof, the Company’s board of directors has adopted, and prior to the Closing the Company Shareholders will have adopted, any resolutions and taken any other actions that are necessary to effectuate, at that time, the Company Derivative Exchange pursuant to this Section 2.1(a).

(b) The Company shall submit the necessary filings to the Swedish Companies Registration Office to effectuate a stock split, such that each Company Ordinary Share that is issued and outstanding immediately prior to the Closing, including the Company Ordinary Shares issued pursuant to Section 2.1(a), shall be converted into a number of Company Ordinary Shares determined by multiplying each such Company Ordinary Share by the Conversion Factor (the “Stock Split”), such that the sum of the total number of Company Ordinary Shares (not including the Restricted Company Ordinary Shares) outstanding immediately after the Stock Split plus the number of Company Ordinary Shares equal to the number of Net Company Derivative Shares underlying the Non-Electing Participating Company Derivatives, after adjustment for the Stock Split to the extent required pursuant to the terms thereof, will equal to 165,137,615 shares. As of the date hereof, the Company’s board of directors has adopted, and prior to the Closing the Company Shareholders will have adopted, any resolutions and taken any other actions that are necessary to effectuate, at that time, the Stock Split pursuant to this Section 2.1(b).

(c) No fraction of a Company Ordinary Share will be issued by virtue of the transactions described in Section 2.1(b), and to the extent a Company Shareholder would otherwise be so entitled to a fraction of a Company Ordinary Share (after aggregating all fractional Company Ordinary Shares that otherwise would be received by the Company Shareholder), the Company Shareholder shall instead be entitled to receive such number of Company Ordinary Shares to which the Company Shareholder would otherwise be entitled, rounded up or down to the nearest whole Company Ordinary Share.

(d) Each Non-Participating Company Derivative (other than any Exercised Unvested ITM Warrant) and each Participating Company Derivative (other than Company Preference Shares) for which the holder of such Company Derivative does not elect to convert to Company Ordinary Shares (each, a “Non-Electing Participating Company Derivative”) shall remain outstanding in accordance with its terms, subject to adjustment for the Stock Split to the extent required pursuant to the terms thereof. Each Exercised Unvested ITM Warrant shall be exchanged for a number of Company Ordinary Shares subject to vesting on the same terms as those provided for in such Exercised Unvested ITM (“Restricted Company Ordinary Shares”) equal to the number of Net Company Derivative Shares underlying such Exercised Unvested ITM Warrant as of immediately prior to the Closing, and immediately thereafter, each such Exercised Unvested ITM Warrant shall be cancelled, subject to adjustment for the Stock Split to the extent required pursuant to the terms thereof.

Annex A-1-5

Section 2.2. Effective Time. Subject to the terms and conditions set forth in this Agreement, on the Closing Date, the Parties shall cause the Merger to be effected by executing a plan of merger (a “Plan of Merger”), together with all other documents required by section 233(9) of the Cayman Companies Act, each in form and substance acceptable to the Parties (such documents together with the Plan of Merger, the “Merger Filing Documents”), and the Parties shall cause the Merger to be consummated by filing the Merger Filing Documents with the Registrar of Companies in the Cayman Islands (“Cayman Registrar”) in accordance with the provisions of the Cayman Companies Act, together with such other documents or filings as may be requested or required by the Cayman Registrar for the purpose of the Merger. For purposes of this Agreement, the “Effective Time” shall mean the date on which the Plan of Merger is registered by the Cayman Registrar in accordance with section 233(13) of the Cayman Companies Act or on such later date as Merger Sub and SPAC may agree and specify in the Plan of Merger pursuant to the Cayman Companies Act.

Section 2.3. The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement, and in accordance with the Plan of Merger and the applicable provisions of the Cayman Companies Act, SPAC shall, automatically and without any action on the part of any Party, be merged with and into Merger Sub, following which the separate corporate existence of SPAC shall cease and SPAC shall be struck off the Cayman Islands Register of Companies by Cayman Registrar, and Merger Sub shall continue as the Surviving Company as a direct, wholly-owned subsidiary of the Company. The obligation to issue the Merger Consideration and warrants to the SPAC Shareholders, as set out in this Agreement, rests with Merger Sub but will be fulfilled by the Company on behalf of the Merger Sub, as set out in this Agreement. The Merger Sub shall issue a promissory note to the SPAC acting on behalf of the SPAC Shareholders in an amount equal to the aggregate value of the Merger Consideration and warrants, which shall be transferrable to the Company, with the right for the Company to settle the promissory note by way of set off in connection with the issuance of the Merger Consideration and warrants in accordance with the terms of this Agreement. The SPAC shall, on behalf of the SPAC shareholders, subscribe for the Merger Consideration and warrants immediately prior to the Effective Time. The Company’s fulfillment of the obligations of the Merger Sub with regard to the issue of the Merger Consideration and warrants, according to this Agreement, is carried out either by way of a (i) contribution or (ii) loan in, which case it will result in a claim by the Company on Merger Sub, in each case in an amount equal to the value of the Merger Consideration and the warrants on the Closing Date.

Section 2.4. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger, and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, the property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities, privileges, powers and franchises of the SPAC and Merger Sub shall immediately vest in the Surviving Company, and all the Contracts, Liabilities, duties and obligations of the SPAC (including all rights and obligations with respect to the Trust Account) and Merger Sub shall immediately become the Contracts, Liabilities, duties and obligations of the Surviving Company, and the Surviving Company shall execute any agreements and shall take such further actions, as any Party may reasonably request to confirm that the Surviving Company shall observe and discharge all covenants, duties and obligations of the SPAC and Merger Sub set forth in this Agreement to be performed after the Effective Time.

Annex A-1-6

Section 2.5. Governing Documents. At the Effective Time, the memorandum and articles of association of Merger Sub as in effect immediately prior to the Effective Time shall be the memorandum and articles of association of the Surviving Company (the “Surviving Company Charter”).

Section 2.6. Directors and Officers of the Surviving Company.

(a) At the Effective Time, the board of directors of the Surviving Company shall be the board of directors of Merger Sub immediately prior to the Effective Time, until any such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(b) At the Effective Time, the officers of the Surviving Company, if any, shall be the officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the applicable provisions of the Cayman Companies Act and the Surviving Company Charter.

Section 2.7. Effect of the Merger on Securities of SPAC and Merger Sub. Upon the terms and subject to the conditions of this Agreement by virtue of and as part of the agreed consideration for the Merger and without any further action on the part of the Parties or the holders of securities of SPAC or Merger Sub or any other Person (save as set out in this Section 2.7), the following shall occur:

(a) SPAC Units. To the extent any SPAC Units remain outstanding and unseparated, immediately prior to the Effective Time, the SPAC Shares and the SPAC Warrants comprising each such issued and outstanding SPAC Unit immediately prior to the Effective Time shall be automatically separated (the “Unit Separation”) and the holder of each SPAC Unit shall be deemed to hold one (1) SPAC Share and one-half (1/2) of a SPAC Warrant in accordance with the terms of the applicable SPAC Unit; provided, that in accordance with the Warrant Agreement, no fractional SPAC Warrants shall be issued in connection with the Unit Separation, the holder of such SPAC Unit shall instead be entitled to receive such number of SPAC Warrants to which such holder would otherwise be entitled, rounded down to the nearest whole SPAC Warrant. The SPAC Shares and SPAC Warrants held following the Unit Separation shall be converted in accordance with the applicable terms of this Section 2.7(b) and (c).

(b) SPAC Shares. At the Effective Time, after giving effect to the Stock Split, each issued and outstanding SPAC Share (which, for the avoidance of doubt, shall include the SPAC Shares held as a result of the Unit Separation) issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares, any SPAC Dissenting Shares and any SPAC Redeeming Shares), shall automatically be cancelled and cease to exist in exchange for the right to receive from the Exchange Agent, one (1) Company Ordinary Share in the form of one (1) Company ADS (the “Merger Consideration”), by virtue of the Merger, and each holder of SPAC Shares shall thereafter cease to have any other rights in and to such SPAC Shares, except as expressly provided herein or by Applicable Law. The Company shall use reasonable best efforts to cause the Company Ordinary Shares (in the form of Company ADSs) issued pursuant to this Section 2.7(b) to be issued in book-entry form as of the Effective Time.

Annex A-1-7

(c) SPAC Warrants. Pursuant to the terms of the Warrant Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of a SPAC Warrant, each SPAC Warrant that is issued and outstanding immediately prior to the Effective Time shall cease to represent a right to acquire the number of shares of SPAC Shares as set forth in the Warrant Agreement and shall be irrevocably converted in accordance with the terms of the Warrant Agreement into one (1) Company Warrant exercisable, in accordance with the terms of the Warrant Agreement, for one (1) Company Ordinary Share in the form of one (1) Company ADS.

(d) Merger Sub Shares. At the Effective Time, the sole Merger Sub Share that is issued and outstanding immediately prior to the Effective Time shall automatically convert into one validly issued, fully paid and non-assessable ordinary share, par value $0.0001 per share, of the Surviving Company, and such ordinary share of the Surviving Company shall constitute the only issued and outstanding share in the capital of the Surviving Company.

(e) SPAC Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, to the extent available under the Cayman Companies Act and subject at all times to Applicable Law, all SPAC Shares issued and outstanding immediately prior to the Effective Time and held by a SPAC Shareholder, who is entitled to demand and has properly exercised dissenter rights in respect of such shares in accordance with Section 238 of the Cayman Companies Act (such SPAC Shares being referred to collectively as the “SPAC Dissenting Shares” and holders of SPAC Dissenting Shares being referred to as “SPAC Dissenting Shareholders” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s dissenter rights under the Cayman Companies Act with respect to such shares) shall be cancelled and cease to exist at the Effective Time and shall not be entitled to receive the applicable Merger Consideration under Section 2.7(b) above, and shall instead be entitled to receive only such rights as are granted by Section 238 of the Cayman Companies Act; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to dissent pursuant to Section 238 of the Cayman Companies Act, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Companies Act, such SPAC Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the consideration described in Section 2.7(b) above without interest thereon. During the period from the date of this Agreement through the earlier of Closing or valid termination of this Agreement (the “Interim Period”), SPAC shall provide the Company written notice as promptly as practicable following receipt of any written objections to the Merger, notices of election to dissent, demands received by SPAC for appraisal of SPAC Shares under Section 238 of the Cayman Companies Act, any waiver or withdrawal of any such objections, notices or demands, and any other demand, notice, or instrument received by SPAC prior to the Effective Time that relates to the exercise of any rights to dissent from the Merger or appraisal rights. Except with the prior written consent of the Company (which consent shall not be unreasonably conditioned, withheld, or delayed), SPAC shall not make any payment with respect to, or settle, or offer to settle, any such demands during the Interim Period. In the event that any written notice of

Annex A-1-8

objection to the Merger is served on SPAC by any SPAC Shareholder pursuant to Section 238(2) of the Cayman Companies Act, SPAC shall give written notice of the authorization of the Merger to each such SPAC Shareholder within twenty (20) calendar days of obtaining the SPAC Shareholder Approval, pursuant to and in accordance with Section 238(4) of the Cayman Companies Act and the Company may, but is not obliged to, delay the filing of the Plan of Merger (and any other documents required under the Cayman Companies Act to effect the Merger) with the Cayman Registrar, until at least twenty (20) calendar days have elapsed since the date on which such authorization notice is given by SPAC (being the period allowed for written notice of an election to dissent under section 238(5) of the Cayman Companies Act, as referred to in section 239(1) of the Cayman Companies Act and during such period the SPAC shall maintain the listing of the SPAC Shares on the Exchange).

(f) SPAC Redeeming Share. Each SPAC Redeeming Share issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and cease to exist at the Effective Time and shall thereafter represent only the right to be paid a pro rata share of the aggregate amount on deposit in the Trust Account in accordance with the SPAC’s Organizational Documents in connection with the SPAC Transaction Proposals.

(g) No Liability. Notwithstanding anything to the contrary in this Section 2.7, none of the Parties or the Surviving Company or the Exchange Agent shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law. Any portion of the Merger Consideration remaining unclaimed by SPAC Shareholders immediately prior to such time when the amounts would otherwise escheat to, or become property of, any Governmental Entity shall become, to the extent permitted by Applicable Law, the property of the Company free and clear of any claims or interest of any Person previously entitled thereto.

(h) Excluded Shares. Each SPAC Share held in SPAC’s treasury or owned by the Company or Merger Sub or any other wholly-owned subsidiary of the Company or SPAC immediately prior to the Effective Time (each, an “Excluded Share”) shall be cancelled and shall cease to exist, and no consideration shall be paid or payable with respect thereto.

(i) Adjustment to Merger Consideration. The Conversion Factor shall be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or stock distribution (including any dividend or distribution of securities convertible into SPAC Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to SPAC Shares occurring on or after the date hereof and prior to the Closing.

Section 2.8. Establishment of ADS Facility; Delivery of Merger Consideration.

(a) Prior to the Effective Time, the Company shall appoint a Person authorized to act as an exchange agent in connection with the transactions contemplated by Sections 2.8(a) through (c), which Person shall be reasonably acceptable to SPAC, with Equiniti Trust Company, LLC, a New York corporation (“Equiniti”) being stipulated to be reasonably acceptable to SPAC (the “Exchange Agent”), and enter into an exchange agent agreement reasonably acceptable to the Company and SPAC with the Exchange Agent (the “Exchange Agent Agreement”) for the purpose of exchanging, upon the terms and subject to the conditions set forth in this Agreement (including Section 2.9), each SPAC Share on the register of shareholders of SPAC.

Annex A-1-9

(b) All Company Ordinary Shares (in the form of Company ADSs) delivered upon the exchange of SPAC Shares in accordance with the terms of this ARTICLE II shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such SPAC Shares and after the Effective Time, there shall be no further registration of transfers on the register of members of SPAC of the SPAC Shares that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any SPAC Shares are presented to the Company, Surviving Entity or the Depositary Bank for any reason, they shall be cancelled and exchanged for the applicable portion of the Merger Consideration with respect thereto in accordance with the procedures set forth in, or as otherwise contemplated by, this Article II.

(c) Prior to the Effective Time, the Company shall cause a sponsored American depositary share facility for the Company Ordinary Shares (the “ADS Facility”) to be established with a reputable depositary bank reasonably acceptable to SPAC, with Citibank, N.A. being stipulated to be reasonably acceptable to SPAC (such bank or any successor depositary bank, the “Depositary Bank”) for the purpose of issuing and distributing the Company ADSs, including specifically and without limitation (i) entering into a customary deposit agreement with the Depositary Bank (the “Deposit Agreement”) establishing the ADS Facility, to be effective as of the Effective Time, in form and substance reasonably acceptable to SPAC, and (ii) filing with the SEC a registration statement on Form F-6 relating to the registration under the Securities Act for the issuance of the Company ADSs (the “Form F-6”). The Company shall use its reasonable best efforts to cause the Depositary Bank to file such Form F-6 with the SEC prior to or in conjunction with the declaration of the effectiveness of the Proxy/Registration Statement by the SEC.

(d) SPAC shall, as promptly as reasonably practicable following SPAC’s receipt of the final determination of such number of SPAC Redeeming Shares from the Trustee, notify the Company in writing of the number of the SPAC Redeeming Shares. As soon as practicable upon receipt of the foregoing notification from SPAC and in any event prior to the Effective Time, the Company shall (i) allot and issue, or cause to be allotted and issued, to the Depositary Bank (or its custodian), credited as fully paid and free of all Encumbrance, such number of Company Ordinary Shares equal to the aggregate number of Company ADSs to be issued to the applicable holders of SPAC Shares pursuant to Section 2.8(c) (such holder, the “SPAC ADS Recipients”), and (ii) deposit or cause to be deposited with the Depositary Bank (or its custodian) such Company Ordinary Shares representing the aggregate number of such Company ADSs to be issued for the benefit of the SPAC ADS Recipients, for exchange in accordance with this Article II, and (iii) the Depositary Bank shall be authorized to issue and distribute the Merger Consideration to the SPAC ADS Recipients in accordance with this Agreement and the Deposit Agreement and an instruction provided by the Company.

Annex A-1-10

(e) At or prior to the Effective Time, the Company shall take all corporate actions necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Company Warrants remain outstanding, a sufficient number of Company Ordinary Shares for delivery to the Depositary Bank upon the exercise of such Company Warrants. After the Effective Time, upon any exercise of the Company Warrants by the holders thereof (the “Exercising Warrantholders”), the Company shall, in accordance with the Warrant Agreement, promptly (i) allot and issue, or cause to be allotted and issued, and deposit with the Depositary Bank (or its custodian) such number of Company Ordinary Shares underlying such exercised Company Warrants credited as fully paid and free of all Encumbrance, and (ii) instruct the Depositary Bank to issue, register and deliver a number of Company ADSs equal to such Company Ordinary Shares underlying such exercised Company Warrants to the Exercising Warrantholders in accordance with the Warrant Agreement and the Deposit Agreement; provided, that the Company shall deliver to the Depositary Bank its written consent to the delivery of Company ADSs representing any of those Company Ordinary Shares underlying any exercised Company Warrants that are Restricted Securities (to be defined in the Deposit Agreement), which consent will be subject to the conditions that those Company ADSs will be subject to a legend describing the applicable transfer restrictions. The Company ADSs are at all times subject to the terms of the Deposit Agreement.

(f) Following the Effective Time, (i) the Depositary Bank shall distribute the Merger Consideration to the SPAC ADS Recipients in accordance with this Section 2.8 and the Deposit Agreement.

(g) Each of the SPAC ADS Recipients and Exercising Warrantholders that holds Company ADSs shall be entitled to receive a book-entry authorization representing the number of Company ADSs that such holder has the right to receive pursuant to this Agreement, the Warrant Agreement, and the terms of the Company Warrant, as applicable.

(h) The Depositary Bank will hold the Company Ordinary Shares from time to time in accordance with the terms of the Deposit Agreement, and holders of Company ADSs will have the rights with respect to the Company Ordinary Shares underlying the Company ADSs they hold that are specified in the Deposit Agreement.

Section 2.9. Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, SPAC, Merger Sub, the Company, the Surviving Company, the Exchange Agent and their respective Affiliates and Representatives shall be entitled to deduct and withhold from any consideration or other amount payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under Applicable Law. If any such withholding is so required in connection with any such payments (other than compensatory payments to employees of the Company), the Party required to so withhold shall use commercially reasonable efforts to provide written notice to the Party in respect of whom such withholding is required to be paid of the amounts to be deducted and withheld no later than five (5) days prior to such payment. To the extent that amounts are so withheld, such amounts shall be (a) duly and timely paid over to the appropriate Governmental Entity, and (b) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Upon the written request of any Person with respect to which amounts were deducted or withheld, the payor shall provide such Person with a copy of documentary evidence of remittance of such amounts upon request from such Person. The Parties shall cooperate in good faith with any request to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms, declarations or other documents to reduce or eliminate any such deduction or withholding).

Annex A-1-11

Section 2.10. Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and Merger Sub, the officers and directors (or their designees) of the Surviving Company are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING

THE COMPANY AND MERGER SUB

Except as set forth in the letter dated as of the date of this Agreement delivered by the Company and Merger Sub to SPAC in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company and Merger Sub, jointly and severally, hereby represent and warrant to SPAC as follows:

Section 3.1. Organization and Qualification.

(a) The Company is a corporation duly organized and validly existing under the Swedish Companies Act (2005:551) (Sw. aktiebolagslagen 2005:551) (the “Swedish Companies Act”) and has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to the Group Companies, taken as a whole. The Company is not in violation of any of the provisions of the Company’s Organizational Documents. Complete and correct copies of the Company’s Organizational Documents, as amended and in full force and effect as of the date of this Agreement, have been made available to SPAC or its Representatives.

(b) The Company is duly licensed or qualified to do business in each jurisdiction in which such properties and assets are owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary.

Section 3.2. Company Subsidiaries.

(a) The Subsidiaries of the Company, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 3.2(a) of the Company Disclosure Letter (the “Company Subsidiaries”). Each Company Subsidiary has been duly formed or organized and is validly existing under the Applicable Law of its respective jurisdiction of incorporation or organization and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as now being conducted, except where the failure to be so formed, organized or existing, or to have such power and authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Company Subsidiary is in violation of any of the provisions of such Company Subsidiary’s Organizational Documents. Complete and correct copies of the Organizational Documents of each Company Subsidiary have been made available to SPAC or its Representatives.

(b) Each Company Subsidiary is duly licensed or qualified to do business in each jurisdiction in which it is conducting business, or the operation, ownership or leasing of its property or assets or the character of its business activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Annex A-1-12

Section 3.3. Capitalization.

(a) As of the execution of this Agreement, the authorized share capital of the Company consists of not less than SEK 310,000 and not more than SEK 1,240,000, and the authorized number of shares consists of not less than 31,000,000 shares and not more than 124,000,000 shares. The Company is authorized to issue the shares as Company Ordinary Shares, Company Series A Preference Shares, Company Series A SAFE Preference Shares, Company Series A SAFE Extension Preference Shares, Company Series B Preference Shares and Company Series C Preference Shares. Of the authorized shares, other than shares issued after the date of this Agreement in accordance with Section 5.1, 14,931,021 Company Ordinary Shares, 5,272,017 Company Series A Preference Shares, 1,296,805 Company Series A SAFE Preference Shares, 21,262 Company Series A SAFE Extension Preference Shares, 7,672,932 Company Series B Preference Shares and 7,439,533 Company Series C Preference Shares were issued and outstanding. All of the issued and outstanding Company Ordinary Shares and Company Preference Shares have been duly authorized and validly issued and are fully paid and non-assessable and have not been issued in violation of any preemptive or similar rights. Each Company Ordinary Share and Company Preference Share has been issued in compliance in all material respects with (x) Applicable Law and (y) the Company’s Organizational Documents (as in effect at the time of such issuance). Schedule 3.3(a) of the Company Disclosure Letter contains a true and correct list of all Company Ordinary Shares and Company Preference Shares owned by the Company Shareholders as of the execution of this Agreement.

(b) Except as otherwise set forth in this Section 3.3 or in Schedule 3.3(c) of the Company Disclosure Letter, as of the date of this Agreement, there are no outstanding stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit or other equity-based compensation award or similar rights with respect to the Company, options, warrants, rights or other securities convertible into or exchangeable or exercisable for Company Ordinary Shares or Company Preference Shares (or other equity interests of the Company), or other subscriptions, commitments or agreements providing for the issuance of additional Company Ordinary Shares or Company Preference Shares (or other equity interests of the Company), or for the repurchase or redemption of Company Ordinary Shares or Company Preference Shares (or other equity interests of the Company), and there are no agreements of any kind which may obligate the Company to issue, sell or otherwise dispose of, or purchase, redeem or otherwise acquire, any equity interests of the Company, in each case whether newly issued or held in treasury. Except for the Company’s Organizational Documents and this Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding, with respect to the Company Ordinary Shares or Company Preference Shares (or other equity interests of the Company).

(c) As of the date of this Agreement, the authorized share capital of Merger Sub is $50,000 divided into 500,000,000 Merger Sub Shares. As of the execution of this Agreement, only one Merger Sub Share is issued and outstanding. The sole outstanding Merger Sub Share has been duly authorized, validly issued, fully paid and is non-assessable and is not subject to preemptive rights, and is held by the Company, free and clear of all Liens (other than any restrictions on sales of securities under Applicable Law).

Annex A-1-13

(d) The outstanding shares of capital stock (and/or other equity interests) of each of the other Company Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable (where such concepts are applicable) and have not been issued in violation of any preemptive or similar rights. The Company owns beneficially, directly or indirectly, all the issued and outstanding shares of capital stock (and/or other equity interests) of such Company Subsidiaries free and clear of any Liens other than (i) as may be set forth on Schedule 3.3(d) of the Company Disclosure Letter; (ii) for any restrictions on sales of securities under applicable securities laws; and (iii) Permitted Liens. There are no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for any shares of capital stock (and/or other equity interests) of such Company Subsidiaries, any other commitments or agreements providing for the issuance of additional shares (and/or other equity interests), or for the repurchase or redemption of such Company Subsidiaries’ shares of capital stock (and/or other equity interests) of such Company Subsidiaries, or any agreements of any kind which may obligate any Company Subsidiary to issue, sell, or otherwise dispose of, or purchase, redeem or otherwise acquire, any of the shares of capital stock (and/or other equity interests) of such Company Subsidiaries. Except for the Organizational Documents of such Company Subsidiaries, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding, with respect to the shares of capital stock (or other equity interests) of such Company Subsidiaries

(e) Except for shares of capital stock (and/or other equity interests) of the Company Subsidiaries set forth on Schedule 3.3(e) of the Company Disclosure Letter or acquired after the date of this Agreement in accordance with Section 5.1, neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person or has any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any such purchase from, or otherwise make any future investment in or capital contribution to, any other Person.

(f) Except for (i) the issuance of (A) the Merger Consideration, (B) the Net Company Derivative Shares in the Company Derivative Exchange (including in connection with the Exercised Unvested ITM Warrants), or (C) the Company Ordinary Shares in the Stock Split, or (ii) as otherwise set forth on Schedule 3.3(f), as a result of the consummation of the Transactions, no share capital, warrants, options or other securities of the Company or the Company Subsidiaries are issuable and no rights in connection with any shares, warrants, options or other securities of the Company or the Company Subsidiaries accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(g) Except as set forth on Schedule 3.3(g), neither the Company nor any Company Subsidiary has any outstanding bonds, debentures, notes, or other debt securities the holders of which have the right to vote with the holders of the Company Ordinary Shares or the Company Preference Shares (and/or other equity interests of the Company) or the holders of the share capital (and/or other equity interests) of the Company Subsidiaries on any matter.

Annex A-1-14

(h) The Company Ordinary Shares underlying the Company ADSs comprising the Merger Consideration, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable, and shall be issued in compliance with all Applicable Laws relating to securities, and shall not be subject to, and shall not be issued in violation of, any Lien, purchase, option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Applicable Law, the Company’s Organizational Documents, or any Contract to which the Company is a party or otherwise bound. The Company ADSs when issued in accordance with the terms hereof, shall represent legal, valid and binding obligation of the Company and the Depositary Bank, enforceable against the Company and the Depositary Bank in accordance with their terms.

Section 3.4. Due Authorization. Each of the Company and Merger Sub has all requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and (b) carry out the Company’s and Merger Sub’s respective obligations hereunder and thereunder and to consummate the transactions contemplated by the Transaction Agreements to which they are a party (including the Merger), in each case, subject to the Merger Sub Shareholder Approval and consents, approvals, authorizations and other requirements described in Section 3.5. The execution and delivery by each of the Company and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party and the consummation by each of the Company and Merger Sub of the Transactions have been or will be duly and validly authorized by all requisite action, including the approval by the respective board of directors of the Company and Merger Sub, the Company Shareholders and the Merger Sub Shareholder Approval, as required by Applicable Law, and, other than the consents, approvals, authorizations and other requirements described in Section 3.5, no other corporate proceeding on the part of the Company or Merger Sub is necessary to authorize this Agreement. This Agreement and the other Transaction Agreements to which the Company and/or Merger Sub is a party have been duly and validly executed and delivered by each of the Company and/or Merger Sub and (assuming this Agreement constitutes a legal, valid and binding obligation of SPAC) constitute the legal, valid and binding obligation of the Company and/or Merger Sub (as applicable), enforceable against the Company and/or Merger Sub (as applicable) in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

Section 3.5. No Conflict; Governmental Consents and Filings.

(a) Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 3.5(b), the execution, delivery and performance by the Company and Merger Sub of this Agreement and the other Transaction Agreements to which each of the Company and Merger Sub is a party (including the consummation by the Company and Merger Sub of the Transactions) do not and will not: (i) violate any provision of, or result in the breach of, any Applicable Law to which any of the Group Companies is subject or by which any property or asset of any of the Group Companies is bound; (ii) conflict with or violate the Organizational Documents of any of the Group Companies; (iii) violate any provision of or result in a breach, default or acceleration of, or require a consent under, any Company Material Contract, or terminate or result in the termination of any Company Material Contract, or result in the creation of any Lien under any Company Material Contract upon any of the properties or assets of any of the Group Companies, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, requirement for a consent, termination or creation of a Lien; or (iv) result in a violation or revocation of any required Approvals, except, with respect to clauses (i), (iii) and (iv), to the extent that the occurrence of any such violation, breach, default, acceleration, requirement for consent, termination, creation of a Lien or revocation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Annex A-1-15

(b) Assuming the truth of the representations and warranties of SPAC contained in this Agreement, the execution and delivery by each of the Company and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party and the consummation of the Transactions (including the Merger) by each of the Company and Merger Sub, do not, and the performance of their respective obligations hereunder and thereunder will not, require any consent, notice, approval or authorization or permit of, or designation, declaration or filing with or notification to, any Governmental Entity, except for: (i) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder; (iii) the registration of the Plan of Merger in accordance with the Cayman Companies Act; and (iv) applicable requirements, if any, of the Swedish Security Act (2018:585) (Sw. Säkerhetsskyddslag 2018:585), the Swedish Foreign Direct Investment Act (2023:560) (Sw. lag (2023:560) om granskning av utländska direktinvesteringar), or any other Swedish antitrust or foreign direct investment laws.

Section 3.6. Legal Compliance; Approvals.

(a) Each of the Group Companies has, since December 31, 2022, complied in all respects with, and is not in violation of, any Applicable Law with respect to the conduct of its business, or the ownership or operation of its business, except for any such non-compliance or violation that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and no written, or to the Knowledge of the Company, oral notice of material non-compliance with any Applicable Law has been received since December 31, 2022 by any of the Group Companies.

(b) Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted and is in compliance with all terms and conditions of such Approvals, in each case, except where the failure to have such Approvals or be in compliance therewith has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened in writing, to suspend, revoke, withdraw, modify or limit any such Approval, except where the failure to have such Approvals would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Annex A-1-16

Section 3.7. Financial Statements.

(a) Set forth on Schedule 3.7(a) of the Company Disclosure Letter are: (i) the audited consolidated financial statements of the Group Companies, consisting of the consolidated statement of financial position as at December 31, 2024 and 2023, the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the years then ended, and the notes to the consolidated financial statements (the “Audited Financial Statements”); and (ii) the unaudited condensed interim consolidated financial statements of the Group Companies, consisting of the balance sheet and the consolidated statements of profit or loss for the six months ended June 30, 2025 (the “Interim Financial Statements”) (together with the Audited Financial Statements, the “Financial Statements”). Except as set forth on Schedule 3.7(a) of the Company Disclosure Letter and such changes to the accounts of the Group Companies that are needed in connection with an audit by a PCAOB qualified auditor of the financial statements of the Company for the years ended December 31, 2024 and 2023, the Financial Statements present fairly, in all material respects, the consolidated financial position and the consolidated financial performance of the Group Companies as of the dates and for the periods indicated in such Financial Statements, and the Financial Statements have been prepared in all material respects, in conformity with IFRS (except, in the case of the Interim Financial Statements, for the absence of notes).

(b) The Group Companies have established and maintained a system of internal control over financial reporting that is designed to provide reasonable assurance (i) that transactions, receipts and expenditures of the Group Companies are being executed and made only in accordance with appropriate authorizations of management of the Group Companies and (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets.

Section 3.8. No Undisclosed Liabilities. There is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of the Group Companies of a type required to be reflected or reserved for on a balance sheet prepared in accordance with IFRS, except for liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for on the Audited Financial Statements or disclosed in the notes thereto; (b) that have arisen since December 31, 2024 in the ordinary course of business of the Group Companies consistent with past practice; (c) incurred in connection with the Transactions; or (d) which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies.

Section 3.9. Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2024, and as of the date of this Agreement, (a) each of the Group Companies has conducted its business in the ordinary course consistent with past practice, except as required by Applicable Law, (b) there has not been any change, event, state of facts, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) there has not been any action taken or agreed upon by the Group Companies that would be prohibited by Section 5.1 if such action were taken on or after the date hereof without the consent of the SPAC.

Section 3.10. Litigation. As of the execution of this Agreement, except as disclosed in Schedule 3.10 of the Company Disclosure Letter and as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are: (a) no Legal Proceedings pending or, to the Knowledge of the Company, threatened against any of the Group Companies or any of their properties or assets, or any of the directors or officers of any of the foregoing in their capacity as such; (b) to the Knowledge of the Company, no facts or circumstances that would reasonably be expected to give rise to any material Legal Proceeding, (c) no audits, examinations or investigations by any Governmental Entity pending or, to the Knowledge of the Company, threatened in writing against any of the Group Companies; and (d) no Legal Proceedings pending or threatened in writing by any of the Group Companies against any third party.

Annex A-1-17

Section 3.11. Collective Bargaining Agreements.

(a) Except as set forth on Schedule 3.11(a) of the Company Disclosure Letter, none of the Group Companies is subject to any Collective Bargaining Agreements, certifications, interim certifications, or voluntary recognition agreements with any union, council of trade unions, employee bargaining agency, work council, or any other labor representative of any employees of the Group Companies. None of the Group Companies is in violation of any provision under any Collective Bargaining Agreement, except such violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth on Schedule 3.11(b) of the Company Disclosure Letter, there are no actual, or to the Knowledge of the Company, pending organizing activities of any union, council of trade unions, employee bargaining agency, work council, or any other labor representative to establish bargaining rights with respect to any employees of the Group Companies.

Section 3.12. Company Benefit Plans.

(a) Schedule 3.12(a) of the Company Disclosure Letter sets forth a true and correct list of all Company Benefit Plans. True and correct copies of the following, as applicable, have been made available to SPAC: (i) the texts of the Company Benefit Plans and all amendments thereto; (ii) copies of all material correspondence since December 31, 2022 with any Governmental Entity relating to a Company Benefit Plan; (iii) the summary plan description or employee booklet for each Company Benefit Plan; (iv) all trust agreements, funding agreements, participation agreements or insurance contracts relating to a Company Benefit Plan; (v) the most recent actuarial report, if any, for each Company Benefit Plan; (vi) the most recent financial report, if any, for each Company Benefit Plan; and (vii) the most recent determination letter from the IRS, if any, for each Company Benefit Plan.

(b) Except as set forth on Schedule 3.12(b) of the Company Disclosure Letter, all Company Benefit Plans are and have been established, registered (where required), administered and invested (where applicable) in all material respects: (A) in accordance with all Applicable Law; and (B) in accordance with their terms and (C) in accordance with any applicable Collective Bargaining Agreement. No fact or circumstance exists which could adversely affect the Tax-preferred or Tax-exempt status of any Company Benefit Plan or any related trust entitled to such status.

(c) All current obligations of the Group Companies regarding the Company Benefit Plans have been satisfied in all material respects. All material contributions, premiums, payments or Taxes required to be made or paid by the Group Companies under the terms of each Company Benefit Plan, any applicable Collective Bargaining Agreement, or by Applicable Law in respect of Company Benefit Plans have been made and/or accrued in a timely fashion in accordance therewith and with IFRS. Neither the Company nor any of its Subsidiaries has any obligations in respect of any defined benefit pension plans or Multiemployer Plans.

Annex A-1-18

(d) There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of the Group Companies following the Closing. Without limiting the generality of the foregoing, none of the Group Companies, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(e) No notice of under-funding, non-compliance, or failure to be in good standing has been received by the Group Companies from any Governmental Entity in respect of any Company Benefit Plan, and there is no actual, threatened, pending or, to the Knowledge of the Company, anticipated action relating to a Company Benefit Plan.

(f) No Company Benefit Plan provides post-retirement or post-employment health or other welfare benefits to or in respect of either the former employees or beneficiaries of the former employees of the Group Companies, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to the Group Companies.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement shall, either alone or in connection with any other event(s), give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise Tax owing under Section 4999 of the Code.

(h) None of the Group Companies maintains any obligations to gross-up, make-whole or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

Section 3.13. Employees; Labor Relations.

(a) Since December 31, 2022, (i) there have been no strikes, work stoppages, slowdowns, or lockouts pending, or, to the Knowledge of the Company, threatened in writing against or involving any Group Company except for those which, individually or in the aggregate, would not reasonably be expected to be material to the Group Companies, taken as a whole, and (ii) there have been no arbitrations or grievances or other labor disputes (including unfair labor practice charges, grievances, or complaints) pending, or, to the Knowledge of the Company, threatened in writing against or involving any Group Company involving any employee of any Group Company, except for those which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) There are no complaints, charges or claims against any Group Company pending or, to Knowledge of the Company, threatened in writing before any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment, termination of employment or failure to employ by any Group Company of any individual, except for those which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Annex A-1-19

(c) The Group Companies are, and since December 31, 2022 have been, in material compliance with all Applicable Law relating to the employment of labor, including as relating to hiring, termination of employment, wages (including minimum wage and overtime), fringe benefits, social benefits, hours and days of work (including, for the avoidance of doubt, working during rest days and holidays), reasonable accommodation, enforcement of labor laws, child labor, discrimination, harassment, sexual harassment, civil rights, immigration, withholdings and deductions and payments, classification and payment of employees, independent contractors, and consultants, employment equity, collective bargaining, employment practice, occupational health and safety, workers’ compensation, and immigration, except for instances of noncompliance which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as set forth on Schedule 3.13(d) of the Company Disclosure Letter, since December 31, 2022, to the Knowledge of the Company, there have been no employment discrimination or employment or sexual harassment or sexual misconduct allegations raised, brought, threatened, or settled, in each case in writing, relating to any current or former appointed officer or director of any Group Company involving or relating to his or her services provided to any Group Company. The policies and practices of the Group Companies comply with all Applicable Law concerning employment discrimination and employment harassment, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Since December 31, 2022, none of the Group Companies has entered into any material settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former appointed officer or director.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the execution and delivery of this Agreement and the other Transaction Agreements to which the Company or Merger Sub is a party and the performance of the Company and Merger Sub hereunder and thereunder do not require any Group Company to seek or obtain any consent, engage in consultation with, or issue any notice to any unions or labor organizations.

(f) All contributions and premiums required to be paid to all statutory plans and all necessary statutory withholdings to which the Group Companies are required to comply with have been paid by the Group Companies, in accordance with Applicable Law, except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) To the Knowledge of the Company, no current employee of the Group Companies, in the ordinary course of his or her duties, has breached in any material aspect any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such former employer.

Section 3.14. Real Property; Title to Assets.

(a) Schedule 3.14(a) of the Company Disclosure Letters sets forth a true, correct and complete list of all real property owned by any of the Group Companies (the “Owned Real Property”). Except as, individually or in the aggregate, would not be reasonably expected to be material to the Group Companies, taken as a whole, (i) a Group Company has good and marketable fee simple title to the Owned Real Property free and clear of all Liens, except for Permitted Liens, and (ii) no Group Company owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to buy, acquire, sell, dispose of or lease any Owned Real Property or any material portion thereof or interest therein.

Annex A-1-20

(b) Schedule 3.14(b) of the Company Disclosure Letter lists, as of the date of this Agreement, all material real property leased, subleased or otherwise occupied by the Group Companies (the “Leased Real Property”). One of the Group Companies has a valid, binding and enforceable leasehold estate in all Leased Real Property. Each of the leases, subleases, occupancy agreements and documents related to any Leased Real Property, including all amendments and modifications thereto and guarantees thereof (collectively, the “Company Real Property Leases”) are: (i) in full force and effect, subject to the Remedies Exception; and (ii) represent the valid and binding obligations of the Group Company party thereto and, to the Knowledge of the Company, represent the valid and binding obligations of the other parties thereto. None of the Group Companies nor, to the Knowledge of the Company, any other party thereto, is in material breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Company Real Property Leases, and no party to any Company Real Property Lease has given any written or, to the Knowledge of the Company, oral, claim or notice of any such material breach, default or event, which would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(c) Except as set forth on Schedule 3.14(c) of the Company Disclosure Letter, the Group Companies have good and marketable title to, or a valid leasehold interest in, or right to use, all of the personal property and assets reflected in the Financial Statements or acquired after the date of the most recent balance sheet included in the Financial Statements (other than properties and assets sold or otherwise disposed of in the ordinary course of business consistent with past practice since such date), free and clear of all Liens, except for Permitted Liens. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of personal property and assets of the Company are structurally sound, are in good operating condition and repair, normal wear and tear excepted, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost or which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.15. Taxes. Except as set forth on Schedule 3.15 of the Company Disclosure Letter:

(a) All Tax Returns required to be filed by the Group Companies have been filed with the appropriate Governmental Entity (taking into account applicable extensions of time to file). All such Tax Returns are true, complete and correct in all respects.

(b) The Group Companies have paid all amounts of their Taxes which are due and payable (regardless of whether shown on a Tax Return). The unpaid liability for Taxes of the Group Companies did not, as of the date of the most recent balance sheet included in the Financial Statements, exceed the reserve for Tax liabilities (excluding any reserve for deferred Taxes) accrued on the Financial Statements, and since such date no Group Company has incurred any liability for Taxes outside the ordinary course of business.

Annex A-1-21

(c) The Group Companies have complied in all respects with all Applicable Law relating to the withholding and remittance of all amounts of Taxes and all Taxes required by Applicable Law to be withheld by the Group Companies have been withheld and paid over to the appropriate Governmental Entity.

(d) The Group Companies have duly and timely collected, any sales or transfer Taxes required by Applicable Law to be collected by them, and duly and timely remitted, in all respects, to the appropriate Governmental Entity any such amounts required by Applicable Law to be remitted by them.

(e) No deficiency for any amount of Taxes has been asserted or assessed in writing by any Governmental Entity against any Group Company, which deficiency has not been paid or resolved. There are no waivers, extensions or requests for any waivers or extensions of statute of limitations currently in effect with respect to any Tax assessment or deficiency of any Group Company. No Group Company is currently contesting any Tax liability before any Governmental Entity. To the Knowledge of the Company, no audit or other proceeding by any Governmental Entity is currently in progress, pending or threatened in writing against any Group Company with respect to any Taxes due from such entities.

(f) There are no Liens (other than Permitted Liens) for amounts of Taxes upon any of the assets of the Group Companies.

(g) There are no Tax indemnification agreements or Tax Sharing Agreements under which any Group Company could be liable after the Closing Date for any Tax liability of any Person other than one or more of the Group Companies, except for customary agreements or arrangements entered into in the ordinary course of business with customers, vendors, lessors, lenders and the like, in each case, that do not relate primarily to Taxes.

(h) Since December 31, 2022, no Group Company has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code.

(i) No Group Company has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(j) No Group Company has (i) any liability for the Taxes of another Person pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax law) or as a transferee or a successor; and (ii) in the last two (2) years has not been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes

(k) Since December 31, 2022, no claim has been made in writing by any Governmental Entity in a jurisdiction in which any Group Company does not file Tax Returns that it is or may be subject to Tax or required to file Tax Returns in that jurisdiction which claim has not been dismissed, closed or otherwise resolved.

(l) Each Group Company is a Tax resident only in its jurisdiction of formation.

Annex A-1-22

(m) No Group Company has (or has ever had) a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) Merger Sub has made a valid election to be treated as an entity disregarded as separate from its owner, effective upon formation, pursuant to Treasury Regulations §301.7701-3.

Notwithstanding anything to the contrary contained in this Agreement, (a) no representation or warranty is being made as to the use or availability of any Tax attribute or credit of any Group Company in any taxable period (or portion thereof) beginning on the day immediately after the Closing Date and (b) nothing in this Agreement (including this Section 3.15) shall be construed as providing a representation or warranty relating or attributable to a taxable period (or portion thereof) beginning on or after the Closing Date (except as specifically contemplated by Section 3.15(g)).

Section 3.16. Environmental Matters.

(a) Each of the Group Companies is, and since December 31, 2022 has been, in compliance with all Environmental Laws, except for any such instance of non-compliance that has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(b) The Group Companies have obtained, hold, are, and since December 31, 2022 have been, in compliance with all permits required under applicable Environmental Laws to permit the Group Companies to operate their assets in a manner in which they are now operated and maintained and to conduct the business of the Group Companies as currently conducted, except where the absence of, or failure to be in material compliance with, any such permit has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) There are no written claims or notices of violation pending or, to the Knowledge of the Company, threatened in writing against any of the Group Companies alleging violations of or liability under any Environmental Law, except for any such claim or notice that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Neither the Group Companies nor, to the Knowledge of the Company, any other Person has disposed of or released any Hazardous Material at, on or under any facility currently or formerly leased or operated by any of the Group Companies or any third-party site, in each case in a manner that would be reasonably likely to give rise to, individually or in the aggregate, a Company Material Adverse Effect.

(e) None of the Group Companies has agreed to indemnify any Person or assumed by Contract the liability of any third party arising under Environmental Law.

(f) The Group Companies have made available to SPAC copies of all material written environmental reports, audits, assessments, liability analyses, memoranda and studies produced since December 31, 2022 and in the possession of, or conducted by, the Group Companies with respect to compliance or liabilities under Environmental Laws.

Annex A-1-23

Section 3.17. Intellectual Property.

(a) Schedule 3.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of: (i) all Owned Intellectual Property that is the subject of a pending application, filing, issuance, registration or other document filed with or issued or recorded by any Governmental Entity, quasi-governmental authority or domain name registrar (collectively, the “Registered Intellectual Property”) including the applicable jurisdiction, title, application, registration or serial number, date, term/expiration date and record owner and, if different, the legal owner and beneficial owner; and (ii) all material unregistered Trademarks that constitute Owned Intellectual Property. To the Knowledge of the Company, all Registered Intellectual Property (excluding any pending applications included in the Registered Intellectual Property) is valid, subsisting and enforceable and, except as would not have a Company Material Adverse Effect, has been maintained effective, subject to any expiration of term under Applicable Law, by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees.

(b) The Group Companies are the sole and exclusive owner of, and possess all right, title and interest in and to, all Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and have the right to use, pursuant to a valid written license, sublicense, or other written Contract or other lawful right, all material Licensed Intellectual Property.

(c) Except as set forth on Schedule 3.17(c) of the Company Disclosure Letter, since December 31, 2022, no Group Company has received written notice of any Legal Proceeding pending against the Group Companies, nor to the Knowledge of the Company, has any such Legal Proceeding been threatened (including unsolicited offers to license Patents) against any of the Group Companies either (A) alleging any Group Company’s infringement, misappropriation or other violation of any Intellectual Property of any third Person; or (B) challenging the ownership, use, registrability, patentability, validity, or enforceability of any Owned Intellectual Property. No Group Company nor the conduct or operation of their respective businesses as currently conducted infringes, misappropriates, or violates the Intellectual Property of any Person. There are no Orders to which any Group Company is a party or is otherwise bound that restrict the rights of any Group Company to use, transfer, license or enforce any Owned Intellectual Property. Except as set forth on Schedule 3.17(c), to the Knowledge of the Company, as of the date of this Agreement, except as would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no other Person is infringing, misappropriating or violating any Owned Intellectual Property and no such claims have been made or threatened in writing against any Person since December 31, 2022. To the actual knowledge of the Company Knowledge Parties, as of the date of this Agreement, except as would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no other Person is infringing, misappropriating or violating any Licensed Intellectual Property and no such claims have been made or threatened in writing against any Person since December 31, 2022.

(d) All officers, directors, employees, and independent contractors of the Group Companies (to the extent any such independent contractor had access to Intellectual Property of the Group Companies) have assigned to the Group Companies ownership of all material Intellectual Property arising from the services performed for the Group Companies by such Persons (or such ownership vested in the Group Companies by operation of Law). To the Knowledge of the Company, no current or former officers, employees or independent contractors of the Group Companies have claimed in writing any ownership interest in any Owned Intellectual Property. Except as set forth on Schedule 3.17(d) of the Company Disclosure Letter, to the Knowledge of the Company, there has been no material violation of the Group Companies’ policies or practices related to protection of Owned Intellectual Property or of any Contract relating to the protection or confidentiality of Owned Intellectual Property.

Annex A-1-24

(e) Each of the Group Companies has taken commercially reasonable steps to protect and maintain the secrecy, confidentiality and value of all material Trade Secrets of the Group Companies. Except as set forth on Schedule 3.17(e) of the Company Disclosure Letter, to the Knowledge of the Company, no Trade Secret of any of the Group Companies has been disclosed other than subject to a written agreement sufficiently restricting the disclosure and use of such Trade Secret, and no such Person to whom a Trade Secret of any of the Group Companies has been so disclosed is in violation of any such agreement.

(f) To the Knowledge of the Company, the consummation of any of the Transactions will not result in any acceleration of any payments with respect to any Licensed Intellectual Property, except as would not reasonably expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(g) The Company IT Systems are adequate in all material respects for the operation and conduct of the business of the Group Companies as currently conducted.

Section 3.18. Privacy and Data Security.

(a) Since December 31, 2022, there has been no malfunction, failure, continued substandard performance, denial of service, or other cyber incident, including any cyberattack, or other impairment of the Company IT Systems. Each of the Group Companies, is in material compliance with (i) all applicable Privacy Laws, (ii) all of the Group Companies’ obligations regarding Personal Information under any Contracts, and (iii) any policy adopted by a Group Company related to privacy, information security or data security. Since December 31, 2022, none of the Group Companies has received any written notice of, nor, to the Company’s Knowledge, has there been any threat of, any investigation, audit, complaint or claim relating to, any Group Company’s use of Personal Information and/or any violation of any Privacy Laws.

(b) Each of the Group Companies has implemented and maintained commercially reasonable business continuity and information security measures regarding the confidentiality, integrity and availability of the Company IT Systems and Personal Information, in its possession, custody, or under its control, including against loss, theft, misuse or unauthorized Processing, access, use, modification or disclosure.

(c) To the Knowledge of the Company, (i) there have been no material breaches, security incidents, misuse of, or unauthorized Processing of, access to, or disclosure of, any Personal Information in the possession, custody, or control of any of the Group Companies, Processed by the Group Companies (“Personal Information Breaches”); (ii) none of the Group Companies have experienced any material information security incident that has materially compromised the integrity or availability of the Company IT Systems or the data thereon; and (iii) none of the Group Companies have provided or been legally required to provide any notices to any Person in connection with any Personal Information Breach.

Annex A-1-25

Section 3.19. Agreements, Contracts and Commitments.

(a) Schedule 3.19 of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” shall mean and each of the following Contracts to which any of the Group Companies is a party, as of the date of this Agreement, other than any Company Benefit Plan, Company Real Property Lease and the Transaction Agreements:

(i) Each Contract (other than purchase orders entered into in the ordinary course of business) with (A) a customer that involved annual payments or consideration furnished to any of the Group Companies of more than $7,500,000 during the twelve-months ended December 31, 2024 or that the Company reasonably anticipates will involve annual payments or consideration furnished to any of the Group Companies of more than $7,500,000 during any twelve-month period ending after December 31, 2024, or (B) a supplier or other third party that involved annual payments or consideration furnished by or to any of the Group Companies of more than $5,000,000 during the twelve-months ended December 31, 2024 or that the Company reasonably anticipates will involve annual payments or consideration furnished by or to any of the Group Companies of more than $5,000,000 during any twelve-month period ending after December 31, 2024;

(ii) Each note, debenture, other evidence of Indebtedness, credit or financing agreement or instrument or other contract for money borrowed by any of the Group Companies having an outstanding principal amount, in each case, in excess of $2,500,000, other than a Permitted Lien;

(iii) Each guaranty of Indebtedness, direct or indirect, by any Group Company of any obligation of a third party (other than another Group Company);

(iv) Each Contract for the acquisition or the disposition of any material assets, properties or business entered into by any of the Group Companies involving consideration in an amount in excess of $2,000,000, in each case, whether by merger, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business) occurring since December 31, 2024 or with material continuing obligations of the Group Companies to pay a deferred purchase price for any property or services, including with respect to any earnout or holdbacks;

(v) Each Contract evidencing a material outstanding obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(vi) Each Collective Bargaining Agreement;

(vii) Each employment or consulting (with respect to an individual, independent contractor) Contract providing for annual base salary in excess of $240,000 or annual consulting fee payments in excess of $300,000 excluding any such employment, consulting, or management Contract that either (A) is terminable by the Company or the applicable Company Subsidiary at will, or (B) provides for severance, notice and/or garden leave obligations of 90 days or less;

Annex A-1-26

(viii) Each joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly owned Company Subsidiaries);

(ix) Each Contract (other than those made in the ordinary course of business) that purports to limit or contains covenants expressly limiting in any material respect the freedom of any of the Group Companies to: (A) compete with any Person in a product line or line of business; (B) operate in any geographic area; or (C) solicit customers;

(x) Each Contract (other than those made in the ordinary course of business): (A) providing for the grant of any preferential rights to purchase or lease any asset of the Group Companies; or (B) providing for any right (exclusive or non-exclusive) to sell or distribute any material product or service of any of the Group Companies; and

(xi) Each Contract relating to the development, ownership, licensing or use of any Intellectual Property by, to or from any Group Company, other than (A) “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $1,000,000 per year, (B) employee or consultant invention assignment agreements on the Group Companies’ standard form of such agreement, (C) confidentiality agreements entered into in the ordinary course of business, and (D) Contracts relating to Intellectual Property that is not material, individually or in the aggregate, to the conduct of the business of the Company.

(b) All Company Material Contracts are (i) in full force and effect, subject to the Remedies Exception, and (ii) represent the valid and binding obligations of the Group Company party thereto and, to the Knowledge of the Company, represent the valid and binding obligations of the other parties thereto, in each case, subject to the Remedies Exception. True, correct and complete copies of all written Company Material Contracts have been made available to SPAC. None of the Group Companies nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Company Material Contracts, and no party to any Company Material Contract has given any written or, to the Knowledge of the Company, oral, claim or notice of any such breach, default or event, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.20. Insurance. As of the date of this Agreement, the Group Companies have in place, in full force and effect, the insurance policies listed on Schedule 3.20 of the Company Disclosure Letter (collectively, the “Insurance Policies”). None of the Group Companies has received any written notice from any insurer under any of the Insurance Policies, canceling, terminating or materially adversely amending any such policy or denying renewal of coverage thereunder. There is no pending material claim by any Group Company against any insurance carrier for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice), which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Annex A-1-27

Section 3.21. Customers and Suppliers.

(a) Schedule 3.21(a) of the Company Disclosure Letter sets forth the top ten (10) customers (by revenue) of the Group Companies for the fiscal year ended December 31, 2024 (collectively, the “Material Customers”) and the amount of revenue attributable to each such Material Customer, collectively, by each Material Customer during such periods. To the Company’s Knowledge as of the date hereof, except as set forth on Schedule 3.21(a), no such Material Customer has expressed in writing to a Group Company (i) its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Group Companies, taken as a whole, or (ii) a condition indicating a material breach of the terms of any Company Material Contract with any such Material Customer.

(b) Schedule 3.22(b) sets forth the top ten (10) suppliers (by expense) of the Group Companies for the fiscal year ended December 31, 2024 (collectively, the “Material Suppliers”) and the cost attributable to each such Material Supplier, collectively, during the fiscal year ended December 31, 2024. To the Company’s Knowledge as of the date hereof, except as set forth on Schedule 3.21(b), no Material Supplier has expressed in writing to a Group Company (i) its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Group Companies, taken as a whole, or (ii) a condition indicating a material breach of the terms of any Company Material Contract with such Material Supplier.

Section 3.22. Affiliate Matters. Except for (a) the Company Benefit Plans, (b) Contracts relating to labor and employment matters set forth on Schedules 3.12 of the Company Disclosure Letter, (c) Contracts between or among the Group Companies, (d) indemnification agreements between or among any director or officer of the Group Companies, on the one hand, and any of the Group Companies, on the other, (e) employment agreements and employee confidentiality and other similar agreements with employees, (f) as set forth in the Financial Statements and identified as related party transactions therein, (g) the payment of salary, bonuses and other compensation for services rendered by employees (other than executive officers) in the ordinary course of business, (h) reimbursement for reasonable expenses incurred in connection with any of the Group Companies and (h) as set forth on Schedule 3.22 of the Company Disclosure Letter, none of the Group Companies is party to any Contract with (i) any present or former officer, director (on the board of directors), employee or shareholder of any of the Group Companies, or a member of his or her immediate family, or (ii) any Affiliate of any Group Company.

Section 3.23. Information Supplied. None of the information relating to the Group Companies supplied or to be supplied by or on behalf of the Group Companies or Merger Sub expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement and Proxy Statement/Prospectus will, when the Registration Statement is declared effective or when the Proxy Statement/Prospectus is mailed to the SPAC Shareholders or at the time of the SPAC Shareholders’ Meeting, and in the case of any amendment or supplement thereto, at the time of such amendment or supplement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein (in the case of the Proxy Statement/Prospectus, in light of the circumstances under which they are made) not misleading. Notwithstanding the foregoing, the Group Companies make no representations or warranties as to the information contained or incorporated by reference in or omitted from the Registration Statement or the Proxy Statement/Prospectus in reliance upon and in conformity with information furnished in writing to the Group Companies by or on behalf of SPAC specifically for inclusion in the Registration Statement or the Proxy Statement/Prospectus.

Annex A-1-28

Section 3.24. Absence of Certain Business Practices. Since December 31, 2022: (a) the Group Companies and, to the Knowledge of the Company, their respective directors, officers, employees and any other Persons, in each case, acting on their behalf, in connection with the operation of the business of the Group Companies, have been in material compliance with all applicable Specified Business Conduct Laws and have not knowingly engaged in any activity that would reasonably be expected to result in the Group Companies becoming the subject or target of any sanctions administered by the U.S. government; and (b) none of the Group Companies has (i) received written notice of, or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to, any actual or potential violation of any Specified Business Conduct Law; or (ii) been a party to or the subject of any pending or, to the Knowledge of the Company, threatened in writing, Legal Proceeding or investigation by or before any Governmental Entity related to any actual or potential violation of any Specified Business Conduct Law. None of the Group Companies, nor, to the Knowledge of the Company, any of their respective directors, executives, officers, employees, or agents is the subject or target of any sanctions, identified on the specially designated nationals or other blocked person list, or the target of restrictive export controls administered by the U.S. or Swedish governments, the United Nations Security Council, or the European Union.

Section 3.25. Brokers. No broker, finder, investment banker or other Person, other than BTIG, LLC and TD Cowen, a division of TD Securities (USA) LLC, is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which any of the Group Companies would be liable in connection with the transactions contemplated by this Agreement, the other Transaction Agreements to which the Company is a party or the Transactions based upon arrangements made by any of the Group Companies or any of their Affiliates.

Section 3.26. Disclaimer of Other Warranties. THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV (AS QUALIFIED BY THE SPAC DISCLOSURE LETTER AND THE DOCUMENTS REFERRED TO THEREIN) AND THE REPRESENTATIONS AND WARRANTIES IN THE OTHER TRANSACTION AGREEMENTS, NEITHER SPAC NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY AND MERGER SUB, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO SPAC OR ANY OF ITS BUSINESSES, ASSETS OR PROPERTIES, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NEITHER SPAC, NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO THE COMPANY, MERGER SUB, THE COMPANY SHAREHOLDERS, OR THEIR

Annex A-1-29

RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY SPAC TO THE COMPANY AND MERGER SUB IN ARTICLE IV AND THE REPRESENTATIONS AND WARRANTIES IN THE OTHER TRANSACTION AGREEMENTS; AND (B) EXCEPT AS SET FORTH IN ANY REPRESENTATION OR WARRANTY SET FORTH IN ARTICLE IV AND IN THE REPRESENTATIONS AND WARRANTIES IN THE OTHER TRANSACTION AGREEMENTS, NEITHER SPAC, NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO THE COMPANY, MERGER SUB, THE COMPANY SHAREHOLDER, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF SPAC IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO SPAC OR ANY OF ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. EACH OF THE COMPANY AND MERGER SUB HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT AND IN THE REPRESENTATIONS AND WARRANTIES IN THE OTHER TRANSACTION AGREEMENTS. EACH OF THE COMPANY AND MERGER SUB ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF SPAC AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS EACH OF THE COMPANY AND MERGER SUB HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF SPAC EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT AND THE REPRESENTATIONS AND WARRANTIES IN THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 3.27, CLAIMS AGAINST SPAC, OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV AND THE REPRESENTATIONS AND WARRANTIES IN THE OTHER TRANSACTION AGREEMENTS BY SUCH PERSON.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING SPAC

Except: (i) as disclosed in the SPAC SEC Reports filed with or furnished to the SEC (and publicly available) at least 48 hours prior to the execution and delivery of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports) excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are generally predictive or cautionary in nature or related to forward-looking statements, and (ii) as set forth in the letter dated as of the date of this Agreement delivered by SPAC to the Company and Merger Sub in connection with the execution and delivery of this Agreement (the “SPAC Disclosure Letter”), SPAC represents and warrants to the Company and Merger Sub as follows:

Annex A-1-30

Section 4.1. Organization and Qualification.

(a) SPAC is duly incorporated, validly existing and in good standing under the laws of the Cayman Islands.

(b) SPAC has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

(c) SPAC is not in violation of any of the provisions of SPAC’s Organizational Documents. SPAC’s Organizational Documents, as amended to the date of this Agreement, have been made available to the Company and are true, correct and complete.

(d) SPAC is duly qualified or licensed to do business in each jurisdiction where the character of the properties and assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

Section 4.2. SPAC Subsidiaries. SPAC has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated.

Section 4.3. Capitalization.

(a) The authorized share capital of SPAC is $20,100 divided into (i) 200,000,000 SPAC Shares and (ii) 1,000,000 SPAC Preference Shares. As of the execution of this Agreement, assuming the separation of all SPAC Units, SPAC had 25,799,375 SPAC Shares issued and outstanding, including 5,031,250 SPAC Founder Shares, 87,500 SPAC Representative Shares, 20,125,000 SPAC Public Shares, and 555,625 SPAC Shares issued as part of the SPAC Private Units, had no SPAC Shares held by SPAC in its treasury, and had no SPAC Preference Shares issued or outstanding. All issued and outstanding shares in the share capital of SPAC have been duly authorized and validly issued, are fully paid and non-assessable under, are not subject to preemptive rights and are free and clear of all Liens (other than Permitted Liens).

(b) As of the execution of this Agreement, assuming the separation of all SPAC Units, SPAC has issued 10,340,313 SPAC Warrants, on the terms and conditions set forth in the Warrant Agreement. All outstanding SPAC Warrants have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights.

(c) Except for the SPAC Warrants, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts of any kind to which SPAC is a party or by which it is bound obligating SPAC to issue, deliver or sell, or cause to be issued, delivered or sold, additional SPAC Shares or any other share capital of SPAC or any other interest or participation in, or any security convertible or exercisable for or exchangeable into SPAC Shares or any other share capital of SPAC or other interest or participation in SPAC.

Annex A-1-31

(d) Each issued and outstanding SPAC Share and SPAC Warrant: (i) has been issued in compliance in all material respects with: (A) Applicable Law; and (B) SPAC’s Organizational Documents (as in effect at the time such SPAC Share and SPAC Warrant were issued); and (ii) was not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any Applicable Law, SPAC’s Organizational Documents or any Contract to which SPAC is a party or otherwise bound by. SPAC has never issued any SPAC Preference Shares.

(e) Each holder of any of SPAC Founder Shares and SPAC Representative Shares: (i) is obligated to vote all of such SPAC Shares in favor of approving the Transactions; and (ii) is not entitled to elect to redeem any of such SPAC Founder Shares or SPAC Representative Shares pursuant to SPAC’s Organizational Documents.

(f) Except as set forth in SPAC’s Organizational Documents, this Agreement, the IPO Registration Rights Agreement, and Schedule 4.3(f) of the SPAC Disclosure Letter, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which SPAC is a party or by which SPAC is bound with respect to any ownership interests of SPAC.

Section 4.4. Due Authorization. SPAC has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and, to consummate the Transactions (including the Merger). The execution and delivery by SPAC of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by SPAC of the Transactions (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of SPAC, and no other proceedings on the part of SPAC are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the transactions contemplated hereby or thereby, other than approval from the SPAC Shareholders. This Agreement and the other Transaction Agreements to which SPAC is a party have been duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal, valid and binding obligations of SPAC, enforceable against SPAC in accordance with their terms, subject to the Remedies Exception. Assuming that a quorum of SPAC Shareholders (as determined pursuant to SPAC’s Organizational Documents) is present at the SPAC Shareholder Meeting, the SPAC Transaction Proposals shall require approval by: (a) in the case of the Merger and Plan of Merger, by the affirmative vote of holders of a two-thirds majority of the outstanding SPAC Shares present in person or represented by proxy at the SPAC Shareholder Meeting and entitled to vote on such matter; and (b) in the case of all other matters set out in the definition of SPAC Transaction Proposals, by the affirmative vote of the holders of at least a simple majority of the SPAC Shares present in person or represented by proxy at the SPAC Shareholder Meeting and entitled to vote thereat. The foregoing votes are the only votes of any of SPAC Shares necessary in connection with entry into this Agreement by SPAC and the consummation of the transactions contemplated hereby, including the Merger.

Annex A-1-32

Section 4.5. No Conflict; Required Filings and Consents.

(a) Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5(b), the execution, delivery and performance by SPAC of this Agreement or the other Transaction Agreements to which it is a party, nor (assuming approval of the SPAC Transaction Proposals from the SPAC Shareholders is obtained) the consummation of the transactions contemplated hereunder and thereunder do not and will not: (i) conflict with or violate SPAC’s Organizational Documents; (ii) conflict with or violate any Applicable Law to which the SPAC is subject or by which any property or asset of the SPAC is bound; or (iii) violate any provision of or result in a breach, default or acceleration of, or require a consent under, any SPAC Material Contract, or terminate or result in the termination of any SPAC Material Contract, or result in the creation of any Lien under any SPAC Material Contract upon any of the properties or assets of SPAC, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien, except, with respect to any of the foregoing, as would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(b) Assuming the truth of the representations and warranties of the Company and Merger Sub contained in this Agreement, the execution and delivery by SPAC of this Agreement and the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, notice, approval, authorization or permit of, or designation, declaration or filing with or notification to, any Governmental Entity, except: (i) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have a SPAC Material Adverse Effect; (ii) applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which SPAC is qualified to do business; and (iii) the registration of the Plan of Merger in accordance with the Cayman Companies Act. There is no shareholder rights plan, “poison pill” or similar antitakeover agreement or plan in effect to which SPAC is subject, party or otherwise bound.

Section 4.6. Legal Compliance; Approvals. Except as set forth in Schedule 4.6 of the SPAC Disclosure Letter, since its incorporation, SPAC has complied in all material respects with, and is not in violation of, any Applicable Law with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation, to the Knowledge of SPAC, no investigation or review by any Governmental Entity with respect to SPAC has been pending or threatened in writing and no written, or to the Knowledge of SPAC, oral notice of material non-compliance with any Applicable Law has been received by SPAC. SPAC is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, and is in compliance with all terms and conditions of such Approvals, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

Annex A-1-33

Section 4.7. SPAC SEC Reports and Financial Statements.

(a) SPAC has filed all forms, reports, schedules, statements, certifications and other documents, including any exhibits thereto, required to be filed or furnished by SPAC with the SEC under the Exchange Act or the Securities Act since SPAC’s incorporation to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “SPAC SEC Reports”). SPAC has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. Except as set forth in Schedule 4.7(a) of the SPAC Disclosure Letter, (i) the SPAC SEC Reports were prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations promulgated thereunder and (ii) the SPAC SEC Reports did not, at the time they were or are filed with the SEC, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the SPAC SEC Reports. To the Knowledge of SPAC, none of the SPAC SEC Reports are subject to ongoing SEC review or investigation as of the date hereof. SPAC maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. To the Knowledge of SPAC, each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 4.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) Except as set forth in Schedule 4.7(b) of the SPAC Disclosure Letter, the financial statements and notes contained or incorporated by reference in the SPAC SEC Reports (collectively, the “SPAC Financial Statements”) fairly present, in all material respects, the financial condition and the results of operations, changes in shareholders’ equity and cash flows of SPAC as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports.

(c) SPAC has (i) no Indebtedness and (ii) no SPAC Liabilities, except for SPAC Transaction Costs incurred on or prior to the date hereof and other reasonable liabilities and obligations arising in the ordinary course of SPAC’s business.

(d) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) SPAC has established and maintained a system of internal controls. Such internal controls are designed to provide reasonable assurance (i) that transactions, receipts and expenditures of SPAC are being executed and made only in accordance with appropriate authorizations of management of SPAC and (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets. Neither SPAC nor, to the Knowledge of SPAC, SPAC’s independent auditors has identified or been made aware of any significant deficiency or material weakness in the system of internal accounting controls utilized by SPAC.

Annex A-1-34

Section 4.8. Absence of Certain Changes or Events. Between its incorporation and the date of this Agreement, except as set forth in Schedule 4.8 of the SPAC Disclosure Letter, there has not been: (a) any SPAC Material Adverse Effect; (b) any change in the auditors of SPAC; (c) any revaluation by SPAC of any of its assets, including any sale of assets of SPAC other than in the ordinary course of business; or (d) any action taken or agreed upon by SPAC or any of its Subsidiaries that would be prohibited by Section 5.2 if such action were taken on or after the date hereof without the consent of the Company.

Section 4.9. Litigation. Since its incorporation, except as would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect, there are: (a) no Legal Proceedings pending or, to the Knowledge of SPAC, threatened against SPAC or any of its properties or assets, or any of the directors or officers of SPAC in their capacity as such; (b) to the Knowledge of SPAC, no facts or circumstances that would reasonably be expected to give rise to any material Legal Proceeding; (c) no pending or, to the Knowledge of SPAC, threatened in writing to SPAC, audits, examinations or investigations by any Governmental Entity of SPAC; and (d) no pending or threatened in writing Legal Proceedings by SPAC against any third party.

Section 4.10. Business Activities. Since its incorporation, SPAC has not conducted any business activities other than activities: (a) in connection with its organization; or (b) directed toward the accomplishment of a business combination. Except as set forth in SPAC’s Organizational Documents, there is no Contract or Order binding upon SPAC or to which it is a party which has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing). Except for the Transactions, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for the Transactions and the Transaction Agreements, SPAC has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting a “Business Combination” under SPAC’s Organizational Documents.

Section 4.11. SPAC Material Contracts. Each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which SPAC is a party (the “SPAC Material Contracts”) is an exhibit to the SPAC SEC Reports.

Section 4.12. SPAC Listing. As of the date of this Agreement, the issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE American under the symbol “LEGT U.” As of the date of this Agreement, the issued and outstanding SPAC Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE American under the symbol “LEGT.” As of the date of this Agreement, the issued and outstanding SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE American under the symbol “LEGT WS.” Since February 5, 2024 through the date of this Agreement, SPAC has complied in all material respects with the applicable listing requirements of the NYSE American. As of the date of this Agreement, there is no action or proceeding pending or, to the Knowledge of SPAC, threatened against SPAC by the NYSE American or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Public Shares or SPAC Warrants or terminate the listing thereof on the NYSE American. None of SPAC or any of its Affiliates has taken any action in an attempt to terminate the registration or listing of the SPAC Units, the SPAC Shares or SPAC Warrants under the Exchange Act.

Annex A-1-35

Section 4.13. Undisclosed Liabilities. Except as set forth on Schedule 4.13 of the SPAC Disclosure Letter, there is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of SPAC of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for on, the SPAC Financial Statements or disclosed in the notes thereto; (b) that have arisen since the date of the most recent balance sheet included in the SPAC Financial Statements in the ordinary course of the operation of business of SPAC; (c) incurred in connection with the transactions contemplated by this Agreement; or (d) which would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

Section 4.14. Trust Account.

(a) As of the date of this Agreement, SPAC has at least $218,253,000 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”), effective as of February 5, 2024, by and between SPAC and Equiniti, for the benefit of its public shareholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement and any Subscription Agreements, the obligations of SPAC under this Agreement are not subject to any conditions regarding SPAC’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b) The Trust Agreement has not been amended or modified and, to the Knowledge of SPAC with respect to Equiniti, is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exception. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or, to the Knowledge of SPAC, Equiniti. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect or, to SPAC’s Knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or taxes, (ii) the SPAC Shareholders who shall have elected to redeem their SPAC Public Shares pursuant to the Organizational Documents of SPAC or (iii) if SPAC fails to complete a business combination within the allotted time period set forth in the Organizational Documents of SPAC and liquidates the Trust Account, subject to the terms of the Trust Agreement, SPAC (in limited amounts to permit SPAC to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of SPAC) and then the SPAC Shareholders). Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and other taxes of SPAC from any income earned on the trust account; (B) to pay for Trust Account administration expenses from any interest income earned on the Trust Account; (C) to pay liquidation and dissolution expenses not to exceed $100,000 from any interest income earned on the Trust Account; and (D) to redeem SPAC Public Shares in accordance with the provisions of SPAC’s Organizational Documents. There are no Legal Proceedings pending or, to the Knowledge of SPAC, threatened in writing with respect to the Trust Account.

Annex A-1-36

(c) SPAC has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of SPAC to dissolve or liquidate pursuant to SPAC’s Organizational Documents shall terminate, and as of the Effective Time, SPAC shall have no obligation whatsoever pursuant to SPAC’s Organizational Documents to dissolve and liquidate the assets of SPAC by reason of the consummation of the transactions contemplated hereby. As of the date hereof, assuming the accuracy of the representations and warranties of the Company and Merger Sub contained herein and the compliance by the Company and Merger Sub with their respective obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date.

Section 4.15. Taxes.

(a) All Tax Returns required to be filed by SPAC have been filed with the appropriate Governmental Entity (taking into account applicable extensions of time to file). All such Tax Returns are true, complete and correct in all respects.

(b) SPAC has paid all of its Taxes which are due and payable (regardless of whether shown on a Tax Return). The unpaid liability for Taxes of SPAC did not, as of the date of the latest SPAC Financial Statements, exceed the reserve for Tax liabilities (excluding any reserve for deferred Taxes) accrued on the SPAC Financial Statements, and since such date SPAC has not incurred any liability for Taxes outside the ordinary course of business.

(c) SPAC has complied in all respects with all Applicable Law relating to the withholding and remittance of all amounts of Taxes and all amounts of Taxes required by Applicable Law to be withheld by SPAC have been withheld and paid over to the appropriate Governmental Entity.

(d) No deficiency for any amount of Taxes has been asserted or assessed by any Governmental Entity in writing against SPAC, which deficiency has not been paid or resolved. To the Knowledge of SPAC, no audit or other proceeding by any Governmental Entity is currently in progress, pending or threatened in writing against SPAC with respect to any Taxes due from SPAC. There are no waivers, extensions or requests for any waivers or extensions of statute of limitations currently in effect with respect to any Tax assessment or deficiency of SPAC. SPAC is not currently contesting any Tax liability before any Governmental Entity.

(e) There are no Tax indemnification agreements or Tax Sharing Agreements under which SPAC could be liable after the Closing Date for any Tax liability of any Person other than SPAC, except for customary agreements or arrangements entered into in the ordinary course of business with customers, vendors, lessors, lenders and the like, in each case, that do not relate primarily to Taxes.

(f) There are no Liens (other than Permitted Liens) for amounts of Taxes upon any of SPAC’s assets.

Annex A-1-37

(g) SPAC has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code since its incorporation.

(h) SPAC has not participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i) SPAC (i) does not have any liability for the Taxes of another Person pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax law) or as a transferee or a successor; and (ii) in the last two (2) years has not been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes.

(j) Since SPAC’s inception, no claim has been made in writing by any Governmental Entity in a jurisdiction in which SPAC does not file Tax Returns that it is or may be subject to Tax or required to file Tax Returns in that jurisdiction, which claim has not been dismissed, closed or otherwise resolved.

(k) SPAC is a Tax resident only in its jurisdiction of formation.

(l) SPAC does not have (and has not ever had) a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

Notwithstanding anything to the contrary contained in this Agreement, (a) no representation or warranty is being made as to the use or availability of any Tax attribute or credit of SPAC in any taxable period (or portion thereof) beginning on the day immediately after the Closing Date and (b) nothing in this Agreement (including this Section 4.15) shall be construed as providing a representation or warranty relating or attributable to a taxable period (or portion thereof) beginning on or after the Closing Date (except as specifically contemplated by Section 4.15(e)).

Section 4.16. Information Supplied. None of the information supplied or to be supplied by or on behalf of SPAC expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement and Proxy Statement/Prospectus will, when the Registration Statement is declared effective or when the Proxy Statement/Prospectus is mailed to the SPAC Shareholders or at the time of the SPAC Shareholders’ Meeting, and in the case of any amendment or supplement thereto, at the time of such amendment or supplement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein (in the case of the Proxy Statement/Prospectus, in light of the circumstances under which they are made) not misleading. Notwithstanding the foregoing, SPAC makes no representations or warranties as to the information contained or incorporated by reference in or omitted from the Registration Statement or the Proxy Statement/Prospectus in reliance upon and in conformity with information furnished in writing to SPAC by or on behalf of the Company specifically for inclusion in the Registration Statement or the Proxy Statement/Prospectus.

Annex A-1-38

Section 4.17. Employees; Benefit Plans. Other than as described in the SPAC SEC Reports, SPAC has never had any employees or individual independent contractors. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, as of the date hereof, SPAC has no unsatisfied material liability with respect to any officer, employee or individual independent contractor. SPAC does not maintain, sponsor, contribute to, participate in or have any liability (actual or contingent) with respect to any plan, program, agreement or arrangement providing compensation or benefits to officers, employees or other individual independent contracts. Neither the execution and delivery of this Agreement or the other Transaction Agreements to which it is a party nor the consummation of the transactions contemplated hereunder or thereunder: (a) will result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, individual independent contractor or employee of SPAC; or (b) result in the acceleration of the time of payment or vesting of any such payment or benefits.

Section 4.18. Board Approval; Shareholder Vote. The SPAC Board (including any required committee or subgroup of the SPAC Board), as of the date of this Agreement, unanimously: (a) approved and declared the advisability of this Agreement, the other Transaction Agreements to which it is a party and the consummation of the transactions contemplated hereunder and thereunder; and (b) determined that the consummation of the transactions contemplated by the Transaction Agreements to which it is a party is in the best interest of SPAC. Other than the approval from the SPAC Shareholders, no other corporate proceedings on the part of SPAC are necessary to approve the consummation of the transactions contemplated by the Transaction Agreements to which it is a party.

Section 4.19. Title to Assets. Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, SPAC owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by SPAC in the operation of its business and which are material to SPAC, free and clear of any Liens (other than Permitted Liens).

Section 4.20. Affiliate Transactions. Other than as set forth on Schedule 4.20 of the SPAC Disclosure Letter, no Contract between SPAC, on the one hand, and any of the present or former directors, officers, employees, shareholders or warrant holders or Affiliates of SPAC (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing.

Section 4.21. Investment Company Act; JOBS Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. SPAC constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 4.22. Brokers. Other than as set forth on Schedule 4.22 of the SPAC Disclosure Letter, no broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which SPAC would be liable in connection with the transactions contemplated by this Agreement, the other Transaction Agreements to which SPAC is a party or the transactions contemplated thereby based upon arrangements made by SPAC.

Annex A-1-39

Section 4.23. Opinion of Financial Advisor. The SPAC Board has received an opinion of Cassel Salpeter & Co., LLC to the effect that, as of the date of such opinion and based upon and subject to the various assumptions and limitations set forth therein, the consideration to be received by SPAC Shareholders pursuant to the Merger is fair, from a financial point of view, to the SPAC Shareholders (other than holders of Excluded Shares) and that the fair market value of the Company is at least 80% of the value of the funds held in the Trust Account (excluding taxes payable). A signed copy of such opinion has been provided to the Company (it being agreed that such opinion is for the benefit of the SPAC Board and may not be relied upon by the Company or any other Person).

Section 4.24. State Takeover Statutes; Anti-Takeover Laws. Prior to the execution of this Agreement, the SPAC Board has taken all action necessary so that no restrictive provision of any “business combination,” “fair price,” “moratorium,” “control share acquisition,” “takeover,” “interested shareholder” or other similar anti-takeover Applicable Law (“Takeover Laws”) is applicable to this Agreement or the Transactions, including the Merger.

Section 4.25. Disclaimer of Other Warranties. SPAC HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE III (AS QUALIFIED BY THE COMPANY DISCLOSURE LETTER AND THE DOCUMENTS REFERRED TO THEREIN) AND THE REPRESENTATIONS AND WARRANTIES IN THE TRANSACTION AGREEMENTS, NONE OF THE COMPANY, MERGER SUB, ANY OF THEIR SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO SPAC, OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY OF THE GROUP COMPANIES, THE COMPANY SHAREHOLDER (OR ANY HOLDER OF DERIVATIVE SECURITIES OF THE COMPANY), OR ANY OF THE DIRECTORS, OFFICERS, EMPLOYEES, BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF THE COMPANY, MERGER SUB, ANY OF THE COMPANY SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO SPAC OR ITS AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY AND MERGER SUB TO SPAC IN ARTICLE III (AS QUALIFIED BY THE COMPANY DISCLOSURE LETTER AND THE DOCUMENTS REFERRED TO THEREIN) AND THE REPRESENTATIONS AND WARRANTIES IN THE TRANSACTION AGREEMENTS; AND (B) EXCEPT AS SET FORTH IN ANY REPRESENTATION OR WARRANTY SET FORTH IN ARTICLE III (AS QUALIFIED BY THE COMPANY DISCLOSURE LETTER AND THE DOCUMENTS REFERRED TO THEREIN) AND THE REPRESENTATIONS AND WARRANTIES IN THE TRANSACTION AGREEMENTS, NONE OF THE COMPANY, MERGER SUB NOR ANY OF THE COMPANY SUBSIDIARIES, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO SPAC, OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO SPAC OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY AND MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY

Annex A-1-40

MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, MERGER SUB, ANY OF THE COMPANY SUBSIDIARIES AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. SPAC HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE III (AS QUALIFIED BY THE COMPANY DISCLOSURE LETTER AND THE DOCUMENTS REFERRED TO THEREIN) AND THE REPRESENTATIONS AND WARRANTIES IN THE TRANSACTION AGREEMENTS. SPAC ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, MERGER SUB, THE COMPANY SUBSIDIARIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, SPAC HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND MERGER SUB EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE III (AS QUALIFIED BY THE COMPANY DISCLOSURE LETTER AND THE DOCUMENTS REFERRED TO THEREIN) AND THE REPRESENTATIONS AND WARRANTIES IN THE TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 4.26, CLAIMS AGAINST THE COMPANY, MERGER SUB OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE III (AS QUALIFIED BY THE COMPANY DISCLOSURE LETTER AND THE DOCUMENTS REFERRED TO THEREIN) AND THE REPRESENTATIONS AND WARRANTIES IN THE TRANSACTION AGREEMENTS, BY SUCH PERSON.

ARTICLE V
CONDUCT PRIOR TO THE CLOSING DATE

Section 5.1. Conduct of Business by the Company and the Company Subsidiaries. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall, and shall cause each of the other Group Companies to, carry on in the ordinary course of business, except: (x) to the extent that SPAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (y) as required by Applicable Law; or (z) as required or expressly permitted by this Agreement (including as contemplated by any PIPE Investment) or the Company Disclosure Letter. Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement (including as contemplated by any PIPE Investment) or the Company Disclosure Letter, as required by Applicable Law, or as set forth on Schedule 5.1 of the Company Disclosure Letter, without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause the other Group Companies not to, do any of the following:

Annex A-1-41

(a) except as otherwise required by existing Company Benefit Plans or the Contracts listed on Section 3.19 of the Company Disclosure Letter, adopt, enter into or materially amend any equity or equity-based compensation plan (for the avoidance of doubt, this Section 5.1(a) shall not restrict the Group Companies from issuing equity compensation) in excess of $10,000,000;

(b) except for transactions between or among the Group Companies: (i) split, combine or reclassify any capital stock or warrants, effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant or effect any similar change in capitalization; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any Group Company, except in connection with the termination or resignation of any employees, directors or officers of the Group Companies; (iii) declare, set aside or pay any dividend or make any other distribution; or (iv) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities of the Group Companies, or any securities convertible into or exchangeable for shares of capital stock or other equity securities of the Group Companies, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities of the Group Companies, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock, equity securities or convertible or exchangeable securities;

(c) amend its Organizational Documents or form or establish any Subsidiary, except to the extent in connection with the formation or establishment of a wholly-owned Subsidiary in the ordinary course of business consistent with past practice;

(d) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merger or consolidation, by purchase of equity interests or assets, or by any other means, any business or any corporation, partnership, association or other business organization or division thereof, except for, in the case of both (i) and (ii), (A) transactions between a Group Company and a parent entity or subsidiary (provided, that in the case of a merger, consolidation or combination involving the Company, the Company shall be the surviving entity) and (B) acquisitions of minority shares in the ordinary course of business consistent with practice and not in excess of $500,000 individually;

(e) except with respect to sale or leaseback of trucks and sale of charging assets to financing partners of the Group Companies in the ordinary course of business consistent with past practice (including refinancing of existing and future assets with respect to a fleet of trucks), sell, lease, divest or transfer, or otherwise dispose of, material tangible assets or material properties with a value in excess of $5,000,000, or agree to do any of the foregoing, other than, in each case, (i) in the ordinary course of business or (ii) with respect to obsolete assets;

Annex A-1-42

(f) (i) issue or sell any debt securities or rights to acquire any debt securities or guarantee any debt securities of another Person; (ii) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the Group Companies or minority owned Affiliates, in excess of $500,000; (iii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness in excess of $10,000,000, except in the ordinary course of business consistent with past practice; (iv) except in the ordinary course of business consistent with past practice, create any material Liens on any material property or material assets of any of the Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (v) cancel or forgive any Indebtedness owed to any of the Group Companies; provided, however, that nothing in this Section 5.1(f) shall restrict the Group Companies from leasing of trucks and other assets used for operations of the Group Companies in the ordinary course of business consistent with past practice;

(g) make, incur or commit to make or incur, or authorize any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice;

(h) other than any Transaction Litigation, which is subject to Section 6.19, commence, release, assign, compromise, settle or agree to settle any Legal Proceeding material to the Group Companies or their respective properties or assets, except in the ordinary course of business or where such Legal Proceedings involve only the payment of monetary damages or are covered by insurance or are in an amount less than $5,000,000 in the aggregate;

(i) except (x) in connection with a Company Material Contract on Schedule 3.19(a)(vii) of the Company Disclosure Letter, (y) in the ordinary course of business consistent with past practices, or (z) in connection with factoring arrangements in the ordinary course of business: (i) modify, amend in a manner that is adverse to the applicable Group Company or terminate any Company Material Contract; (ii) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement; or (iii) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract;

(j) except as required by IFRS (or any interpretation thereof) or Applicable Law, make any change in accounting methods, principles or practices;

(k) except in the ordinary course of business: (i) make, change or rescind any Tax election that would have, individually or in the aggregate, a Company Material Adverse Effect; (ii) settle or compromise any material Tax claim outside the ordinary course of business; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file any amended Tax Return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); (vi) surrender any claim for a refund of Taxes; or (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Applicable Law) with any Governmental Entity;

(l) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company;

Annex A-1-43

(m) subject to Section 5.1(a), enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, shareholders or other Affiliates, other than payments or distributions relating to obligations in respect of arm’s length commercial transactions pursuant to the agreements set forth on Schedule 5.1(m) of the Company Disclosure Letter as existing on the date of this Agreement; for the avoidance of doubt, nothing in this Section 5.1(m) shall prohibit compensatory payments (including issuance of warrants for services provided or retention of talent) to officers, directors or employees of the Group Companies in connection with services provided or retention of talent;

(n) (i) limit the rights of any Group Company in any respect: (A) to engage in any line of business or in any geographic area; (B) to develop, market or sell products or services; or (C) to compete with any Person; or (ii) grant any exclusive or similar rights to any Person;

(o) terminate or amend, in a manner materially detrimental to any Group Company, or fail to renew in the ordinary course of business, any insurance policy insuring the business of any Group Company;

(p) transfer, sell, assign, or license to any Person, grant any security interest in or otherwise encumber or dispose of, or otherwise extend, amend or modify any material rights to any material Owned Intellectual Property or enter into agreements to transfer or license to any Person any material future Intellectual Property rights, but only to the extent the foregoing would reasonably be expected to materially adversely impact the business of the Company and its Subsidiaries, taken as a whole;

(q) abandon, allow to lapse, disclaim or dedicate to the public, or fail to make any filing, pay any fee, or take any other action necessary to prosecute and maintain in full force and effect, or to maintain the ownership, validity, and enforceability of, any material Registered Intellectual Property, but only to the extent the foregoing would reasonably be expected to materially adversely impact the business of the Company and its Subsidiaries, taken as a whole; or

(r) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 5.1(a) through (q) above.

Section 5.2. Conduct of Business by SPAC. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, SPAC shall carry on in the ordinary course of business, except: (a) to the extent that the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (b) as required by Applicable Law; or (c) as required or expressly permitted by this Agreement or the SPAC Disclosure Letter. Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement or the SPAC Disclosure Letter, or as required by Applicable Law, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, SPAC shall not do any of the following:

(a) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or warrants or split, combine or reclassify any capital stock or warrants, effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any similar change in capitalization;

Annex A-1-44

(b) except in connection with SPAC Shareholder Redemptions, purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of SPAC;

(c) except in connection with SPAC Borrowings, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

(d) amend its Organizational Documents or form or establish any Subsidiary;

(e) (i) merge, consolidate or combine with any other Person; or (ii) acquire or agree to acquire (whether by merger, consolidation or acquisition of securities or a substantial portion of the assets of) any corporation, partnership, association or other business organization or division or assets thereof;

(f) (i) incur any Indebtedness, except SPAC Borrowings; (ii) create any material Liens on any material property or assets of SPAC in connection with any Indebtedness thereof (other than Permitted Liens); (iii) cancel or forgive any Indebtedness owed to SPAC; or (iv) make, incur or commit to make or incur any capital expenditures;

(g) other than any Transaction Litigation, which is subject to Section 6.19, commence, release, assign, compromise, settle or agree to settle any Legal Proceeding;

(h) except as required by GAAP (or any interpretation thereof) or Applicable Law, make any change in accounting methods, principles or practices;

(i) except in the ordinary course of business: (i) make, change or rescind any Tax election; (ii) settle or compromise any Tax claim outside the ordinary course of business; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file any amended Tax Return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); (vi) surrender any claim for a refund of Taxes; or (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Applicable Law) with any Governmental Entity;

(j) (i) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of SPAC or (ii) liquidate, dissolve, reorganize or otherwise wind-up the business or operations of SPAC;

(k) enter into or amend any agreement with, or pay, distribute or advance any assets or property to, or waive any provision or fail to enforce any provision with any agreement with, any of its officers, directors, employees, partners, shareholders or other Affiliates;

Annex A-1-45

(l) engage in any material new line of business;

(m) amend the Trust Agreement or any other agreement related to the Trust Account; or

(n) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 5.2(a) through (m) above.

Section 5.3. No Control. Nothing contained in this Agreement shall give the Company or SPAC, directly or indirectly, any right to control or direct the operations of the other Party prior to the Closing. Prior to the Closing, each of the Company and SPAC shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1. Registration Statement; Shareholder Meetings.

(a) Registration Statement.

(i) As promptly as practicable after the execution of this Agreement, SPAC and the Company shall jointly prepare and file with the SEC, in a form mutually acceptable to the Parties (such acceptance not to be unreasonably withheld, conditioned or delayed by either SPAC or the Company, as applicable), the Registration Statement registering the offer and sale of the Company Ordinary Shares in the form of Company ADSs that constitute the Merger Consideration, the Company Warrants and the Company Ordinary Shares in the form of Company ADSs underlying the Company Warrants, which Registration Statement shall include as the prospectus therein a proxy statement of SPAC to be sent to the SPAC Shareholders relating to the SPAC Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”). Each of SPAC and the Company shall use its reasonable best efforts (which shall include causing their respective counsel and advisors to provide required opinions and consents) to (A) cause the Registration Statement, including the Proxy Statement/Prospectus, to comply with the rules and regulations promulgated by the SEC, (B) to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and (C) to keep the Registration Statement effective as long as is necessary to consummate the Transactions. The Company also agrees to use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Transactions, and SPAC shall furnish all information concerning itself and its equityholders as may be reasonably requested in connection with any such action. Each of SPAC and the Company agrees to furnish to the other Party and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, including the Proxy Statement/Prospectus, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of SPAC or the Group Companies to any regulatory authority (including the Exchange) in connection with the Merger and the Transactions (the “Transaction Filings”). SPAC will cause the Proxy Statement/Prospectus to be mailed to the SPAC Shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

Annex A-1-46

(ii) The Company will advise SPAC, reasonably promptly after the Company receives notice thereof, of the time when the Registration Statement has become effective, or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Company Ordinary Shares in the form of Company ADSs for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or requests by the SEC for additional information. SPAC and its counsel, on the one hand, and the Company and its counsel, on the other hand, shall be given a reasonable opportunity to review and comment on the Registration Statement, the Proxy Statement/Prospectus and any Transaction Filings each time before any such document is filed with the SEC, and the other Party shall give reasonable and good faith consideration to any comments made by SPAC and its counsel or the Company and its counsel, as applicable. The Company, on the one hand, and SPAC, on the other hand, shall provide the other Party and its counsel with (A) any comments or other communications, whether written or oral, that SPAC or its counsel or the Company or its counsel, as the case may be, may receive from time to time from the SEC or its staff with respect to the Registration Statement, the Proxy Statement/Prospectus or any Transaction Filings, in each case, promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of SPAC or the Company, as applicable, to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given).

(iii) If at any time prior to the Effective Time any information relating to the Company, SPAC or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or SPAC, which is required to be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus, so that neither the Registration Statement nor the Proxy Statement would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein (in the case of the Proxy Statement/Prospectus, in light of the circumstances under which they were made) not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to SPAC Shareholders.

Annex A-1-47

(b) SPAC Shareholders’ Meeting.

(i) SPAC shall, as promptly as practicable (and in any event no later than forty-five (45) days) following the date the Registration Statement is declared effective by the SEC under the Securities Act, establish a record date for, duly call and give notice of, convene and hold a meeting of SPAC Shareholders (the “SPAC Shareholders’ Meeting”), in each case in accordance with SPAC’s Organizational Documents and Applicable Law, solely for the purpose of (x) providing SPAC Shareholders with the opportunity to redeem SPAC Public Shares, (y) obtaining all requisite approvals and authorizations from the SPAC Shareholders in connection with the Transactions (including the SPAC Shareholder Approval) at the SPAC Shareholders’ Meeting and (z) related and customary procedural and administrative matters. SPAC shall, through unanimous approval of the SPAC Board, recommend to the SPAC Shareholders the adoption and approval of the SPAC Transaction Proposals by the SPAC Shareholders (the “SPAC Board Recommendation”). SPAC shall use its reasonable best efforts to obtain such approvals and authorizations from the SPAC Shareholders at the SPAC Shareholders’ Meeting, including by soliciting proxies as promptly as practicable in accordance with Applicable Law for the purpose of seeking such approvals and authorizations from the SPAC Shareholders, and minimize redemptions of SPAC Public Shares by SPAC Shareholders.

(ii) Subject to the provisos in the following sentence, SPAC shall include the SPAC Board Recommendation in the Proxy Statement. The SPAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Board Recommendation (a “SPAC Change in Recommendation”). SPAC agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the SPAC Shareholders’ Meeting for the purpose of seeking approval from the SPAC Shareholders shall not be affected by any SPAC Change in Recommendation, and SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the SPAC Shareholders’ Meeting and submit for the approval of the SPAC Shareholders the matters contemplated by the Proxy Statement/Prospectus as contemplated by this Section 6.1(b), regardless of whether or not there shall have occurred any SPAC Change in Recommendation.

(iii) SPAC shall be entitled to postpone or adjourn, as applicable, the SPAC Shareholders’ Meeting: (i) to the extent required by Applicable Law; (ii) to ensure that any supplement or amendment to the Proxy Statement that the SPAC Board has determined in good faith is required by Applicable Law is disclosed to SPAC Shareholders with sufficient time prior to the SPAC Shareholders’ Meeting for SPAC Shareholders to consider the disclosures contained in such supplement or amendment; (iii) if, as of the time for which the SPAC Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient SPAC Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the SPAC Shareholders’ Meeting; (iv) in order to solicit additional proxies from SPAC Shareholders for purposes of obtaining approval from the SPAC Shareholders; or (v) to continue to attempt to satisfy all conditions to Closing; provided, that in the event of a postponement or adjournment the SPAC Shareholders’ Meeting shall be reconvened as promptly as practicable following such time as the matter causing the postponement or adjournment has been resolved.

Annex A-1-48

Section 6.2. Employee Matters.

(a) Equity Plan. Prior to the Closing Date, the Company shall approve and adopt the Incentive Equity Plan, based on the terms and conditions as reasonably mutually agreed upon between SPAC and the Company (provided neither Party will unreasonably withhold, condition or delay its agreement) to be effective upon and following the Closing, with the number of Company Ordinary Shares allocated under the Incentive Equity Plan equal to 7.5% of the total number of the Company Ordinary Shares outstanding immediately following the Closing (on a fully-diluted basis assuming the conversion of all securities convertible into Company Ordinary Shares) and include a 5.0% annual evergreen provision. As soon as practicable following the Closing, the Company shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Company Ordinary Shares issuable under the Incentive Equity Plan. Notwithstanding this Section 6.2(a), if the Company reasonably determines that it would be beneficial to any recipient to grant options pursuant to the Incentive Equity Plan to such recipient prior to the Closing Date (but contingent on the Closing occurring), the parties will discuss in good faith the possibility of doing so and, if the Company reasonably determines to do so, will cooperate in good faith and use their reasonable best efforts to do so.

(b) No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, all provisions contained in this Section 6.2 are included for the sole benefit of SPAC and the Company, and nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of SPAC, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 6.3. Regulatory Approvals. Each Party will promptly provide the other with copies of all substantive written communications (and memoranda setting forth the substance of all substantive oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions as appropriate. Without limiting the foregoing, SPAC and the Company shall: (i) promptly inform the other of any substantive communication to or from any Governmental Entity regarding the Transactions; (ii) permit each other to review in advance any proposed substantive written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Legal Proceeding with respect to the Transactions, subject to the requirements of Section 6.19; (iv) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (v) keep the other reasonably informed as to the status of any such Legal Proceeding; and (vi) promptly furnish each other with copies of all correspondence, filings and written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions.

Annex A-1-49

Section 6.4. Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, SPAC will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company, which approval shall not be unreasonably withheld, conditioned or delayed.

(b) Promptly after the execution of this Agreement, SPAC and the Company shall also issue a mutually agreed joint press release announcing the execution of this Agreement. Prior to Closing, the Company shall prepare a press release announcing the consummation of the Transactions hereunder, the form and substance of which shall be approved in advance by SPAC, which approval shall not be unreasonably withheld, conditioned or delayed (“Closing Press Release”). Concurrently with the Closing, the Company shall issue the Closing Press Release.

Section 6.5. Confidentiality; Access to Information.

(a) SPAC and the Company acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. In the event that this Section 6.5(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any other Transaction Agreement that contemplates the disclosure, use or provision of information or otherwise, then the Confidentiality Agreement shall govern and control to the extent of such conflict.

(b) Notwithstanding the foregoing, none of the Parties will make any public announcement or issue any public communication regarding this Agreement, any other Transaction Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by SPAC or its Affiliates, or SPAC, in the case of a public announcement by the Company or its Affiliates (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) for routine disclosures to Governmental Entities made by the Company in the ordinary course of business; (ii) if such announcement or other communication is required by Applicable Law, in which case the disclosing Party shall, to the extent permitted by Applicable Law, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (iii) if such announcement or other communication is made in connection with SPAC or the Company’s fundraising or other investment related activities, in each case, in connection with the Transactions, and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality to the disclosing Party; (iv) to the extent such announcements or other communications are consistent with information previously disclosed in a public statement, press release or other communication previously approved or made in accordance with Section 6.4 or this Section 6.5(b); (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (vi) communications to employees of the Group Companies, and to customers and suppliers of the Group Companies for purposes of seeking any consents and approvals required in connection with the Transactions, and then only to the extent such communications are consistent with information previously disclosed in a public statement, press release or other communication previously approved or made in accordance with Section 6.4.

Annex A-1-50

(c) Subject to the Confidentiality Agreement, the Company will afford SPAC and its financial advisors, accountants, counsel and other representatives who have a need to know such information reasonable access during normal business hours, upon reasonable notice, to the books, records and personnel of the Group Companies during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Group Companies, as SPAC may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Company. Subject to the Confidentiality Agreement, SPAC will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the books, records and personnel of SPAC during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of SPAC, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of SPAC. Notwithstanding the foregoing, neither the Company nor SPAC, nor any of their respective Subsidiaries or Representatives, shall be required to provide, or cause to be provided to, the other party any information if and to the extent doing so would (A) violate any Applicable Law to which the Company or SPAC, as applicable, is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third-party, (C) violate any legally binding obligation of the Company or SPAC, as applicable, with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company or SPAC, as applicable, under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company and SPAC shall each use reasonable best efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Applicable Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Applicable Law).

Section 6.6. Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, as soon as practicable, the Merger and the other transactions contemplated by the Transaction Agreements to which it is a party. Each of the Parties agrees to use reasonable best efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in ARTICLE VII to be satisfied; (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and third parties, and to make all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any); and (iii) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed.

Annex A-1-51

(b) Notwithstanding anything herein to the contrary, nothing in this Section 6.6 shall be deemed to require any Party to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required (unless such payment is required in accordance with the terms of the relevant Contract requiring such consent).

Section 6.7. No Claim Against Trust Account. The Company acknowledges that SPAC has established the Trust Account for the benefit of its public shareholders. For and in consideration of SPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company (on behalf of itself and its Affiliates, directors, officers, employees, Representatives, Subsidiaries, and the Company Shareholder) hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account, and agrees not to seek recourse against the Trust Account or any funds distributed therefrom regardless of whether such right, title interest or claim of any kind arises as a result of, in connection with or relating in any way to this Agreement or any other matter, and regardless of whether such claim arises based on Contract, tort, equity or any other theory of legal liability. Notwithstanding the foregoing, nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against SPAC pursuant to this Agreement for legal relief against monies or other assets of SPAC held outside the Trust Account (other than distribution therefrom directly or indirectly to SPAC’s public shareholders), or for specific performance or other equitable relief in connection with the transactions contemplated in this Agreement and the Transaction Agreements or for intentional fraud in the making of the representations and warranties in ARTICLE IV. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC to induce SPAC to enter this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company. This Section 6.7 shall survive the termination of this Agreement for any reason.

Section 6.8. Company and SPAC Securities Listings.

(a) From the date hereof through the Closing, SPAC shall use its reasonable best efforts to ensure SPAC remains listed as a public company on, and for SPAC Public Shares and SPAC Warrants to be listed on, the NYSE American. Prior to the Closing Date, SPAC shall cooperate with the Company and use reasonable best efforts to take such actions as are reasonably necessary or advisable to cause the SPAC Shares and SPAC Warrants to be delisted from the NYSE American and deregistered under the Exchange Act with such delisting and deregistration effective as soon as practicable following the Effective Time.

(b) From the date hereof through the Closing, SPAC will use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under Applicable Law.

Annex A-1-52

(c) The Company will use its reasonable best efforts to cause: (i) the Company’s initial listing application with the Exchange in connection with the Transactions to have been approved; (ii) the Company to satisfy all applicable initial listing requirements of the Exchange; and (iii) the Company Ordinary Shares in the form of Company ADSs to be issued and the Company Warrants to be assumed in accordance with this Agreement to be approved for listing on the Exchange (and SPAC shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 6.9. No Solicitation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause its Subsidiaries not to, and shall direct its employees, agents, officers, directors, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than SPAC, any PIPE Investors and their respective agents, representatives and advisors) concerning (A) any financing, investment, merger, consolidation, purchase or sale of equity interests, recapitalization, reorganization, share exchange, or similar transaction pursuant to which any Person(s) could acquire twenty percent (20%) or more of the voting power of the equity securities of the Company (except (x) for issuance of securities to existing security holders of the Company solely to the extent such newly issued securities are taken into account in the Conversion Factor or (y) for issuance of Company Ordinary Shares in any PIPE Investment), (B) any sale of all or a material portion of the assets of the Company (whether by recapitalization or a similar transaction or otherwise), or (C) any underwritten public offering, direct listing, or other transaction intended to result in the listing of securities of the Company on any stock exchange other than as contemplated by this Agreement (each, a “Company Competing Transaction”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Competing Transaction; or (iii) commence, continue, renew or otherwise participate in any due diligence investigation regarding a Company Competing Transaction. In addition, the Company shall, and shall cause its Subsidiaries to, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Competing Transaction.

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, SPAC shall not, and shall direct its Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company, any PIPE Investors, and their respective Representatives) concerning any merger, purchase of ownership interests or assets of SPAC, recapitalization or other business combination transaction (each, a “SPAC Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a SPAC Business Combination; or (iii) commence, continue, renew or otherwise participate in any due diligence investigation regarding a SPAC Business Combination. SPAC shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any SPAC Business Combination.

Annex A-1-53

(c) Each Party shall promptly (and in no event later than 48 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Competing Transaction or SPAC Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Competing Transaction or SPAC Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission.

Section 6.10. Trust Account. Upon satisfaction or waiver of the conditions set forth in ARTICLE VII and provision of notice thereof to Equiniti (which notice SPAC shall provide to Equiniti in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC: (i) shall cause the documents, opinions and notices required to be delivered to Equiniti pursuant to the Trust Agreement to be so delivered; and (ii) shall make all appropriate arrangements to cause Equiniti to, and Equiniti shall thereupon be obligated to, distribute the Trust Account as directed in the termination letter substantially in the applicable form attached to the Trust Agreement, including all amounts payable: (A) to holders of SPAC Public Shares pursuant to the SPAC Shareholder Redemptions; (B) for income tax or other tax obligations of SPAC prior to the Closing, including an estimate of any accrued or unpaid taxes; (C) for any SPAC Transaction Costs; (D) for any Unpaid SPAC Liabilities, including the repayment of SPAC Borrowings and other loans and reimbursement of expenses to directors, officers and shareholders of SPAC; and (E) following the payments made in (A) through (D), to the Company all remaining amounts then available in the Trust Account in accordance with the Trust Agreement; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 6.11. Directors’ and Officers’ Liability Insurance.

(a) All rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers of SPAC (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in SPAC’s Organizational Documents or under any indemnification agreement such D&O Indemnified Parties have with SPAC set forth on Schedule 6.11(a) of the SPAC Disclosure Letter, in each case, as in effect as of immediately prior to the date of this Agreement, shall survive the Closing and shall continue in full force and effect from the Closing Date until such time that the Surviving Corporation (i) is liquidated, (ii) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (iii) transfers or conveys all or substantially all of its properties and assets to any Person (the “Survival Period” and each such event, a “Liquidation Event”). For the Survival Period, the Company shall cause the Surviving Company to maintain in effect the exculpation, indemnification and advancement of expenses provisions of SPAC’s Organizational Documents as in effect immediately prior to the date of this Agreement, and the Company shall, and shall cause the Surviving Corporation to, not amend, repeal or otherwise modify any such provisions

Annex A-1-54

in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party, and the Company shall guaranty SPAC’s obligations thereunder; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. If there is a Liquidation Event during the six-year period following the Closing (the “D&O Indemnification Period”), the Company shall, to the extent permitted under Swedish law, for the remainder of the D&O Indemnification Period, indemnify each D&O Indemnified Party for any actual out-of-pocket losses, damages, liabilities, costs or expenses, including reasonable attorneys’ fees (“Losses”) with respect to rights to exculpation, indemnification and advancement of expenses in favor of such D&O Indemnified Party, as provided in SPAC’s Organizational Documents or under any indemnification agreement such D&O Indemnified Parties have with SPAC set forth on Schedule 6.11(a) of the SPAC Disclosure Letter, in each case, as in effect as of immediately prior to the date of this Agreement (“D&O Losses”). D&O Losses shall not include, and the Company shall not be liable for, any Losses with respect to such D&O Indemnified Party’s actual fraud or intentional misconduct. Notwithstanding anything in this Agreement to the contrary, D&O Losses payable to a D&O Indemnified Party shall be satisfied (x) first out of the D&O Tail, and (y) second, to the extent such D&O Losses exceed the amount covered under the D&O Tail or are not covered by the D&O Tail, including any applicable deductible, by direct recourse to the Company. Each D&O Indemnified Party shall take all reasonable steps to mitigate any D&O Losses upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such D&O Losses. For the avoidance of doubt, any third-party claims involving D&O Losses shall be controlled by the Company.

(b) Prior to the Closing, SPAC shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of SPAC currently covered by a directors’ and officers’ liability insurance policy of SPAC (“Covered Parties”) on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing (the “D&O Tail Period”). If SPAC fails to obtain such D&O Tail prior to the Effective Time, the Company shall or shall cause the Surviving Company to obtain such a D&O Tail. The Company shall, and shall cause the Surviving Company to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Surviving Company, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 6.11(b). Notwithstanding the foregoing, the Company may, in its sole discretion, provide for coverage of the Covered Parties under the Company’s directors’ and officers’ liability insurance policy and cancel the D&O Tail, provided that such coverage is on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement and survives for the D&O Tail Period.

(c) On the Closing Date, the Company shall enter into a customary directors and officers liability insurance policy reasonably satisfactory to each of the Company and SPAC with the post-Closing directors of the Company and the Surviving Company, which shall continue to be effective following the Closing.

Annex A-1-55

(d) For the Survival Period, the rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under SPAC’s Organizational Documents, any other indemnification arrangement, any Applicable Law or otherwise. For the Survival Period, the obligations of SPAC and the Company under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 6.11 shall survive the Closing for the Survival Period and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 6.11.

(e) If after the Closing, the Surviving Company or any of its successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, the Company shall use reasonable best efforts to make proper provisions for the successors and assigns of such Group Company, as applicable, to assume the obligations set forth in this Section 6.11

Section 6.12. Tax Matters. The Parties shall cooperate and do all things reasonably necessary so that the Transactions are accomplished on a tax-efficient basis. All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest, but excluding for the avoidance of doubt, any Taxes or fees based in whole or in part upon income, profits or gains) (“Transfer Taxes”) that become payable by the Company or SPAC in connection with or by reason of the execution of this Agreement or the Transactions shall be borne and paid by the Company. The Company shall timely file any Tax Return or other document with respect to such Taxes or fees (and SPAC shall reasonably cooperate with respect thereto as necessary). The Parties shall reasonably cooperate to establish any available exemption from (or reduction in) any Transfer Tax.

Section 6.13. Section 16 Matters. Prior to the Effective Time, SPAC shall take all reasonable steps as may be required or permitted to cause any acquisition or disposition of the SPAC Shares that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SPAC to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 6.14. Takeover Statutes. SPAC and its board of directors shall (a) grant all such approvals and take all such actions as are reasonably necessary or appropriate so that no Takeover Law is or becomes applicable to this Agreement (including the Merger and the other Transactions) and (b) if any Takeover Law is or may become applicable to this Agreement (including the Merger and the other Transactions), grant all such approvals and take all such actions as are reasonably necessary or appropriate so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act reasonably to eliminate or minimize the effects of such Takeover Law on such transactions.

Annex A-1-56

Section 6.15. Board of Directors. The Company shall use reasonable best efforts to ensure that, effective upon the Effective Time the board of directors of the Company shall consist of the seven (7) members set forth on Schedule 6.15. The determination of the members set forth on Schedule 6.15 was made solely by the Company in its sole discretion.

Section 6.16. Termination of Certain Agreements. At the Effective Time, the Contracts entered into between SPAC and certain SPAC Shareholders set forth on Schedule 6.16 of the SPAC Disclosure Letter and all Liabilities and obligations of SPAC pursuant thereto shall be terminated.

Section 6.17. Organizational Documents. Prior to the Closing, the Company shall amend and restate its articles of association by adopting the Restated Articles, in accordance with the provisions thereof and the applicable provisions of the Swedish Companies Act.

Section 6.18. Warrant Agreement. Immediately prior to the Effective Time, SPAC shall assign to the Company and the Company shall assume all of SPAC’s rights, interests, and obligations in and under the Warrant Agreement, and the Company and SPAC shall use reasonable best efforts to cause the Exchange Agent to enter into an amendment to the Warrant Agreement reflecting such assignment and assumption of the SPAC Warrants by the Company.

Section 6.19. Transaction Litigation. In the event that any shareholder litigation related to this Agreement or the other Transaction Agreements or the Transactions is brought or threatened in writing against either the Company or SPAC, or any of the respective members of their boards of directors, after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), the Company or SPAC, as applicable, shall promptly notify the other Party in writing of any such Transaction Litigation and shall keep such other Party reasonably informed with respect to the status thereof. The Party subject to the Transaction Litigation shall give the other Party the opportunity to participate in the defense of any Transaction Litigation (at the other Party’s own cost and expense) and keep the other Party reasonably apprised of, and consult with such other Party (and consider in good faith such Party’s advice), with respect to, proposed strategy and any material decisions related thereto. Neither the Company nor SPAC shall settle or agree to settle any Transaction Litigation without the other Party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 6.20. Certain Financial Information. The Company and SPAC shall use reasonable best efforts (i) to cooperate with the other Party to prepare any financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement, Proxy Statement/Prospectus and any other filings to be made by the Company with the SEC in connection with the Transactions and (ii) to obtain the consents of its auditors in accordance with Applicable Law or requested by the SEC.

Annex A-1-57

Section 6.21. PIPE Investment. The Company and SPAC shall, and shall cause their respective Affiliates and Representatives to, use their respective commercially reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable (including participating in “road shows”) to secure the PIPE Investment, on terms reasonably acceptable to the Company and SPAC, including all things reasonably necessary (i) to obtain executed subscription agreements (such executed subscription agreements, the “Subscription Agreements”), which shall have terms, and be in a form, reasonably acceptable to the Company and SPAC, from investors that are reasonably acceptable to the Company and SPAC (the “PIPE Investors”) pursuant to which the PIPE Investors commit to make private investments in the Company in the form of the purchase of equity or the purchase of other securities of the Company or indebtedness (including convertible indebtedness) of the Company, including a committed equity facility or non-redemption or backstop arrangements, in any case, on terms reasonably acceptable to the Company and SPAC (the “PIPE Investment”), and (ii) to consummate the PIPE Investment prior to or substantially concurrently with the Closing on the terms and subject to the conditions set forth in the Subscription Agreements, including, using their respective commercially reasonable efforts to enforce their respective rights under the Subscription Agreements to cause the PIPE Investors to pay the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms. SPAC and the Company shall, and shall cause their respective Affiliates and Representatives to, reasonably cooperate and coordinate the PIPE Investment process, including the timing and substance of outreach to PIPE Investors. Once Subscription Agreements have been executed, the Company shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, provided that it shall be permitted, after reasonable consultation with SPAC, to agree to any amendment, modification or waiver that is solely ministerial in nature or otherwise immaterial, and, in each case, that does not affect any economic or any other material term, it being understood, but without limiting the foregoing, that it shall be deemed material if any amendment, modification or waiver (i) reduces or is reasonably expected to reduce the amount of the PIPE Investment available under any Subscription Agreement, (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the PIPE Investment or (iii) prevents, impedes or delays or is expected to prevent, impede or delay the consummation of the Transactions. Notwithstanding anything to the contrary in this Agreement, each of the Parties acknowledges and agrees that obtaining any PIPE Investment shall not be a condition to the Closing.

Section 6.22. Disclosure of Certain Matters. Each of SPAC, the Company and Merger Sub will promptly provide the other Parties with prompt written notice of: (a) any event, development or condition that: (i) would reasonably be expected to cause any of the conditions set forth in ARTICLE VII not to be satisfied; (ii) would require any amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus; or (b) the receipt of notice from any Person alleging that the consent of such Person may be required in connection with the Transactions to the extent failure to obtain such consent would cause a Company Material Adverse Effect or SPAC Material Adverse Effect.

Section 6.23. Certain SPAC Borrowings. Through the Closing, subject to the Company’s consent which shall not be unreasonably withheld, conditioned, or delayed, SPAC shall be allowed to borrow funds from the Founders and SPAC’s officers and directors and any of their respective Affiliates to meet SPAC’s reasonable working capital requirements, with any such loans to be made on a non-interest bearing basis and be convertible, solely at the option of the lender, into SPAC Units immediately prior to the Effective Time at an exchange rate of $10.90 of borrowings per SPAC Units, and evidenced by promissory notes issued by SPAC (collectively, “SPAC Borrowings”).

Section 6.24. Termination of Company Shareholders Agreement. The Company shall cause the Company Shareholders Agreement to be terminated on or prior to the Closing Date.

Annex A-1-58

Section 6.25. New Registration Rights Agreement. On or prior to the Closing Date, each of SPAC, certain SPAC shareholders and certain Company Shareholders will enter into a registration rights agreement, in form and substance reasonably satisfactory to SPAC and the Company (the “New Registration Rights Agreement”), pursuant to which, among other things, the Company will agree to file a registration statement for the resale of shares by the holders thereof on a continuous or delayed basis and to have such registration statement declared effective as soon as practicable. Such New Registration Rights Agreement will replace the IPO Registration Rights Agreement.

Section 6.26. Lockup Agreement. The Company shall use reasonable best efforts to cause the Company Shareholders and the holders of the Participating Company Derivatives who, as of the Closing Date, hold an aggregate of at least 90% of the Company Ordinary Shares outstanding and underlying the Participating Company Derivatives, to enter into a Lockup Agreement as of the Closing Date.

Section 6.27. Company Shareholder Approval. As soon as reasonably practicable and in any event prior to the Closing Date, the Company shall obtain the Company Shareholder Approval under the Company’s Organizational Documents and the Company Shareholders Agreement. The board of directors of the Company shall recommend to the holders of all outstanding shares in the Company at the time of the notice of the Company Shareholder Approval that such holders vote in favor of or provide their written consent to the Company Shareholder Matters. The Company shall use its best efforts to cause the holders of Company Ordinary Shares and Company Preference Shares eligible to vote thereon to (i) with respect to all of their securities, vote such securities in favor of, or provide a written consent to, the Company Shareholder Matters and vote in opposition to, or refrain from providing written consent to, any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate the Merger and Transactions, and (ii) execute and deliver all related documentation and take such other action in support of the Transactions and Merger as shall reasonably be requested by the SPAC in connection with the Transactions and Merger. Upon receipt of the Company Shareholder Approval, the Company shall deliver to SPAC a true and correct duly executed copy of the minutes of the meeting at which such vote was held or true and correct duly executed copies of such written consents. Subject to the other provisions of this Agreement, including without limitation the restrictions in Article V, in the event the Company issues any Company Ordinary Shares or Company Preference Shares entitled to vote on the Company Shareholder Matters to any Person prior to obtaining Company Shareholder Approval, and as a result of such issuance the Company Shareholders who executed the Company Shareholder Support Agreement concurrently with the execution and delivery of this Agreement hold Company Ordinary Shares and/or Company Preference Shares that represent less than 50% of the outstanding Company Ordinary Shares and Company Preference Shares in the aggregate, the Company shall cause additional Company Shareholders to execute the Company Shareholder Support Agreement such that Company Shareholders who hold an aggregate of at least 50% of the outstanding Company Ordinary Shares and Company Preference Shares in the aggregate have executed the Company Shareholder Support Agreement.

Annex A-1-59

Section 6.28. Supplement to Company Disclosure Letter. From time to time prior to the Closing, the Company shall have the right (but not the obligation) to supplement or amend the Company Disclosure Letter hereto with respect to any matter hereafter arising or of which it becomes aware after the date hereof (each a “Schedule Supplement”). Any disclosure in any such Schedule Supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 7.3 have been satisfied; provided, however, that if as a result of matters disclosed in such Schedule Supplement, SPAC has the right to, but does not elect to, terminate this Agreement within fifteen Business Days of its receipt of such Schedule Supplement, then SPAC shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter. For the avoidance of doubt, any disclosure on a Schedule Supplement with respect to a matter that is otherwise expressly permitted pursuant to this Agreement or that SPAC has consented to shall not constitute a breach of any representation or warranty contained in this Agreement.

Section 6.29. SPAC Transaction Costs. Following the date hereof, until the Closing, SPAC shall (a) keep the Company periodically informed (on no less than a monthly basis) of the total amount of SPAC Transaction Costs, and (b) notify the Company as promptly as possible, but no later than two Business Days from such date that SPAC Transaction Costs reach $9,000,000. Section 6.29 of the SPAC Disclosure Letter sets forth all anticipated SPAC Transaction Costs (the “SPAC Transaction Costs Schedule”). Prior to incurring any costs not on the SPAC Transaction Costs Schedule, SPAC must obtain written consent from the Company (such consent not to be unreasonably withheld or delayed).

Section 6.30. PCAOB Audit. Prior to the Closing, a PCAOB qualified auditor shall complete a PCAOB compliant audit of the financial statements of the Company for the years ended December 31, 2024 and December 31, 2023, which shall not deviate from the draft PCAOB financial statements of the Company attached as Section 6.30 to the Company Disclosure Letter, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

ARTICLE VII
CONDITIONS TO THE TRANSACTION

Section 7.1. Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived, to the extent permitted by Applicable Law, in writing, by any of the Parties:

(a) The SPAC Shareholder Approval shall have been obtained.

(b) No provision of any Applicable Law prohibiting, enjoining or making illegal the consummation of the Transactions shall be in effect and no temporary, preliminary or permanent restraining Order prohibiting, enjoining or making illegal the consummation of the Transactions will be in effect or shall be threatened in writing by a Governmental Entity.

(c) The Company Ordinary Shares in the form of Company ADSs to be issued and the Company Warrants to be assumed in accordance with this Agreement shall be approved or conditionally approved for listing upon the Closing on the Exchange, subject only to official notice of issuance thereof.

(d) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

Annex A-1-60

Section 7.2. Additional Conditions to Obligations of the Company and Merger Sub. The obligations of each of the Company and Merger Sub to consummate, or cause to be consummated, and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, to the extent permitted by Applicable Law, in writing, exclusively by the Company:

(a) (i) The Fundamental Representations of SPAC shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) all other representations and warranties of SPAC set forth in ARTICLE IV (other than the representations and warranties set forth in Section 4.8(a)) hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of SPAC to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a SPAC Material Adverse Effect; and (iii) the representation and warranty set forth in Section 4.8(a) shall be true and correct as of the date of this Agreement.

(b) SPAC shall have performed all agreements and covenants required by this Agreement to be performed by it on or prior to the Closing Date, in each case in all material respects.

(c) No change, event, state of facts, development or occurrence shall have occurred since the date of this Agreement, that, individually or in the aggregate with all other changes, events, state of facts, developments or occurrences, has had or would reasonably be expected to have a SPAC Material Adverse Effect that is continuing.

(d) SPAC shall have delivered a certificate, signed by an executive officer of SPAC and dated as of the Closing Date, certifying as to the matters set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) to the Company.

Section 7.3. Additional Conditions to the Obligations of SPAC. The obligations of SPAC to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, to the extent permitted by Applicable Law, in writing, exclusively by SPAC:

Annex A-1-61

(a) (i) The Fundamental Representations of the Company shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) all other representations and warranties of the Company set forth in ARTICLE III (other than the representations and warranties set forth in Section 3.9(b)) hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; and (iii) the representation and warranty set forth in Section 3.9(b)) shall be true and correct as of the date of this Agreement.

(b) The Company shall have performed all agreements and covenants required by this Agreement to be performed by it at or prior to the Closing Date, in each case, in all material respects.

(c) No change, event, state of facts, development or occurrence shall have occurred since the date of this Agreement, that, individually or in the aggregate with all other changes, events, state of facts, developments or occurrences, has had or would reasonably be expected to have a Company Material Adverse Effect that is continuing.

(d) The Required Holders shall have entered into the Lockup Agreement, and the Lockup Agreement shall be in full force and effect.

(e) The Company shall have delivered, or caused to be delivered, a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c).

ARTICLE VIII
TERMINATION

Section 8.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of SPAC and the Company at any time;

(b) by either SPAC or the Company if the Transactions shall not have been consummated by June 8, 2026 (the “Outside Date”); provided, however, that if the SEC has not declared the Proxy Statement/Prospectus effective on or prior to May 8, 2026, the Outside Date shall be automatically extended to September 8, 2026; provided, further, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c) by either SPAC or the Company if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, which Order or other action is final and nonappealable;

Annex A-1-62

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of SPAC, or if any representation or warranty of SPAC shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or (b) would not be satisfied; provided, that if such breach or inaccuracy by SPAC is curable by SPAC prior to the Closing, then the Company must first provide written notice of such breach or inaccuracy and may not terminate this Agreement under this Section 8.1(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to SPAC of such breach or inaccuracy; and (ii) the Outside Date; provided, further, that SPAC continues to exercise reasonable best efforts to cure such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(d) if: (A) the Company shall have materially breached this Agreement, or if any representation or warranty of the Company or Merger Sub shall have become untrue, such that the conditions set forth in Section 7.3(a) or (b) would not be satisfied and such breach or inaccuracy has not been cured; or (B) such breach or inaccuracy by SPAC is cured prior to the expiration of the applicable cure period such that the applicable conditions set forth in Section 7.2(a) or (b) shall be satisfied);

(e) by SPAC, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or Merger Sub or if any representation or warranty of the Company or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) or (b) would not be satisfied; provided, that if such breach or inaccuracy is curable by the Company or Merger Sub prior to the Closing, then SPAC must first provide written notice of such breach or inaccuracy and may not terminate this Agreement under this Section 8.1(e) until the earlier of: (i) 30 days after delivery of written notice from SPAC to the Company of such breach or inaccuracy; and (ii) the Outside Date; provided, further, that the Company or Merger Sub, as applicable, continues to exercise reasonable best efforts to cure such breach or inaccuracy (it being understood that SPAC may not terminate this Agreement pursuant to this Section 8.1(e) if: (A) SPAC shall have materially breached this Agreement, or if any representation or warranty of SPAC shall have become untrue, such that the conditions set forth in Section 7.2(a) or (b) would not be satisfied and such breach or inaccuracy has not been cured; or (B) such breach or inaccuracy by the Company or Merger Sub, as applicable, is cured prior to the expiration of the applicable cure period such that the applicable conditions set forth in Section 7.3(a) or (b) shall be satisfied);

(f) by either SPAC or the Company, if, at the SPAC Shareholders’ Meeting (including any adjournments thereof), the SPAC Transaction Proposals are not duly adopted by the SPAC Shareholders by the requisite vote under the Applicable Law and SPAC’s Organizational Documents; or

(g) by the Company, if the SPAC Board or any committee thereof makes, prior to receipt of the SPAC Shareholder Approval, a SPAC Change in Recommendation.

Section 8.2. Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 8.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

Annex A-1-63

(b) In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 6.5(a), Section 6.7, this Section 8.2, ARTICLE X and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any Willful Breach of this Agreement or intentional fraud in the making of the representations and warranties in this Agreement.

ARTICLE IX
NO SURVIVAL

Section 9.1. No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 9.1 nor anything else in this Agreement to the contrary shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) any claim against any Person with respect to intentional fraud in the making of the representations and warranties by such Person in ARTICLE III or ARTICLE IV, as applicable.

ARTICLE X
GENERAL PROVISIONS

Section 10.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date sent, if sent by email, to the addresses below; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to SPAC to:

Legato Merger Corp. III
777 Third Avenue, 37th Floor
New York, New York 10017

Attention:	Gregory Monahan
Email:	gmonahan@crescendopartners.com

with copies (which shall not constitute notice) to:

Graubard Miller
405 Lexington Avenue
New York, New York 10174

Attention:	Jeffrey M. Gallant
Eric Schwartz
Email:	dmiller@graubard.com jgallant@graubard.com eschwartz@graubard.com

Annex A-1-64

if to the Company or Merger Sub to:

Einride AB

Stadsgården 6

116 45 Stockholm

Sweden

Attention:	Roozbeh Charli
Email:	roozbeh.charli@einride.tech
legal@einride.tech

with copies (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020-1104

Attention:	Stephen P. Alicanti
James M. Fischer
Richard Folke
Email:	Stephen.Alicanti@us.dlapiper.com James.Fischer@us.dlapiper.com Richard.Folke@se.dlapiper.com or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 10.2. Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, Schedule or Annex such reference shall be to an Exhibit, Schedule or Annex to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were posted to the electronic data site maintained by the Company in connection with the Transactions or otherwise provided to SPAC or its Representatives in electronic form, in each case, prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such

Annex A-1-65

entity. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Reference to “days” shall mean calendar days. References to statutes shall include all regulations promulgated thereunder. References to a particular statute, rule or regulation shall include any predecessor or successor statute, rule or regulation, in each case as amended or otherwise modified from time to time. References to a particular security (including Company Ordinary Shares) shall be deemed to also refer to any security or securities issued in substitution or exchange thereof. Unless otherwise specified, all references to currency amounts in this Agreement shall mean United States Dollars.

Section 10.3. Counterparts; Electronic Delivery. This Agreement, the other Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 10.4. Entire Agreement. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

Section 10.5. Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto other than as set forth in Section 2.2, Section 6.11 and Section 10.15 (which, in each case, will be for the benefit of the Persons named therein), are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 10.6. Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Applicable Law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Annex A-1-66

Section 10.7. Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing or valid termination of this Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Section 10.8. Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the laws of the State of Delaware without the application of principles of conflicts of law that would result in the application of the laws of another jurisdiction (save for the Merger which shall be governed by and construed in accordance with the laws of the Cayman Islands).

Section 10.9. Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware, or if such court declines jurisdiction, then to any federal court located in Wilmington, Delaware and, in either case, any appellate court therefrom in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (i) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (ii) such Legal Proceeding may not be brought or is not maintainable in such court; (iii) such Person’s property is exempt or immune from execution; (iv) such Legal Proceeding is brought in an inconvenient forum; or (v) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10.1. Notwithstanding the foregoing in this Section 10.9, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

Annex A-1-67

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 10.10. Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 10.11. Expenses. Except as otherwise expressly provided in this Agreement, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions.

Section 10.12. Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 10.12, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.13. Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties and, if after the Closing, with the consent of the independent directors of the Company.

Annex A-1-68

Section 10.14. Extension; Waiver. At any time prior to the Closing, the Company (on behalf of itself, and Merger Sub), on the one hand, and SPAC, on the other hand, may, to the extent not prohibited by Applicable Law: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

Section 10.15. No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Applicable Law or otherwise. The provisions of this Section 10.15 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each Related Party of a Party, each of whom is an intended third-party beneficiary of this Section 10.15.

Section 10.16. Disclosure Letters and Exhibits. The Company Disclosure Letter and the SPAC Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular provision set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or the SPAC Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of such disclosure that such information would qualify another provision in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter or the SPAC Disclosure Letter, as applicable, is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or the SPAC Disclosure Letter, as applicable, in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in Company Disclosure Letter or the SPAC Disclosure Letter, as applicable, is or is not material for purposes of this Agreement. The inclusion of any item in the Company Disclosure Letter or the SPAC Disclosure Letter shall not be deemed to constitute an acknowledgment by the Company or SPAC, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (a) an admission of any breach or violation of any Contract

Annex A-1-69

or Applicable Law, (b) an admission of any liability or obligation to any third party, or (c) to establish a standard of materiality. The disclosure of any items or information that is not required by this Agreement to be so included is solely for informational purposes and the convenience of the Company and Merger Sub or SPAC, as applicable. In addition, under no circumstances shall the disclosure of any matter in the Company Disclosure Letter or the SPAC Disclosure Letter, where a representation or warranty of the Company or SPAC, as applicable, is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Company Material Adverse Effect or SPAC Material Adverse Effect, imply that any other undisclosed matter having a greater value or other significance is material or would have a Company Material Adverse Effect or SPAC Material Adverse Effect, as applicable. Neither the Company nor SPAC shall be prejudiced in any manner whatsoever, and no presumptions shall be created, by virtue of the disclosure of any matter in the Company Disclosure Letter or SPAC Disclosure Letter, which otherwise is not required to be disclosed by this Agreement.

Section 10.17. Legal Representation.

(a) The Company and SPAC, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the shareholders or holders of other equity interests of the Company and/or any of their respective directors, shareholders, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Company Group”), on the one hand, and (y) SPAC and/or any member of the SPAC Group (as defined below), on the other hand, any legal counsel, including DLA Piper LLP (US) (“DLA”), that represented the Company or a member of the Company Group prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Company or the other members of the Company Group, and even though such counsel may have represented the Company or other members of the Company Group in a matter substantially related to such dispute, or may be handling ongoing matters for the Company and/or other members of the Company Group. Neither the Company nor SPAC shall seek to or have DLA disqualified from any such representation with respect to this Agreement or the Transactions based upon the prior representation of the Company or a member of the Company Group by DLA. The Parties hereby waive any potential conflict of interest arising from such prior representation and each Party shall cause its respective Affiliates to consent to waive any potential conflict of interest arising from such representation. Each Party acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that such Party has consulted with counsel in connection therewith. The Company and SPAC, on behalf of their respective successors and assigns, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any other Transaction Agreements or the Transactions) between or among the Company and/or any other member of the Company Group, on the one hand, and DLA, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Company Group after the Closing, and shall not pass to or be claimed or controlled by the Company or SPAC.

Annex A-1-70

(b) The Company and SPAC, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the holders of equity interests of SPAC and/or any of their respective directors, shareholders, partners, officers, employees or Affiliates (other than SPAC) (collectively, the “SPAC Group”), on the one hand, and (y) the Company and/or any member of the Company Group, on the other hand, any legal counsel, including Graubard Miller (“Graubard”) that represented SPAC or any member of the SPAC Group prior to the Closing may represent any member of the SPAC Group in such dispute even though the interests of such Persons may be directly adverse to SPAC and the other members of the SPAC Group, and even though such counsel may have represented SPAC or other members of the SPAC Group in a matter substantially related to such dispute, or may be handling ongoing matters for SPAC and/or other members of the SPAC Group. Neither the Company nor SPAC shall seek to or have Graubard disqualified from any such representation with respect to this Agreement or the Transactions based upon the prior representation of SPAC or a member of the SPAC Group by Graubard. The Parties hereby waive any potential conflict of interest arising from such prior representation and each Party shall cause its respective Affiliates to consent to waive any potential conflict of interest arising from such representation. Each Party acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that such Party has consulted with counsel in connection therewith. The Company and SPAC, on behalf of their respective successors and assigns, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby) between or among the SPAC and/or any member of the SPAC Group, on the one hand, and Graubard, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the SPAC Group after the Closing, and shall not pass to or be claimed or controlled by the Company or SPAC.

ARTICLE XI
DEFINED TERMS

Section 11.1. Defined Terms. Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“Affiliate”	Section 11.2
“Agreement”	Preamble
“Applicable Law”	Section 11.2
“Approvals”	Section 3.6(b)
“Audited Financial Statements”	Section 3.7(a)
“Business Day”	Section 11.2
“BTIG”	Section 11.2
“Cayman Companies Act”	Recitals
“Closing”	Section 1.1
“Closing Date”	Section 1.1

Annex A-1-71

“Closing Press Release”	Section 6.4(b)
“Code”	Section 11.2
“Collective Bargaining Agreement”	Section 11.2
“Company”	Preamble
“Company Benefit Plan”	Section 11.2
“Company Competing Transaction”	Section 6.9(a)
“Company Closing Statement”	Section 1.2(b)
“Company Derivative”	Section 11.2
“Company Derivative Exchange”	Section 2.1(b)
“Company Disclosure Letter”	ARTICLE III
“Company Group”	Section 10.17
“Company IT Systems”	Section 11.2
“Company Material Adverse Effect”	Section 11.2
“Company Material Contract”	Section 3.19(a)
“Company Ordinary Shares”	Section 11.2
“Company Preference Shares”	Section 11.2
“Company Series A Preference Shares”	Section 11.2
“Company Series A SAFE Preference Shares”	Section 11.2
“Company Series A SAFE Extension Preference Shares”	Section 11.2
“Company Series B Preference Shares”	Section 11.2
“Company Series C Preference Shares”	Section 11.2
“Company Real Property Leases”	Section 3.14(b)
“Company Shareholder Approval”	Recitals
“Company Shareholders”	Section 11.2
“Company Shareholders Agreement”	Section 11.2
“Company Subsidiaries”	Section 3.2
“Company Transaction Costs”	Section 11.2
“Company Warrants”	Section 11.2
“Confidentiality Agreement”	Section 11.2

Annex A-1-72

“Contract”	Section 11.2
“Controlled Group Liability”	Section 11.2
“Conversion Factor”	Section 11.2
“D&O Indemnified Party”	Section 6.11(a)
“D&O Tail”	Section 6.11(b)
“Effective Time”	Section 2.2
“Environmental Law”	Section 11.2
“Equiniti”	Section 6.18
“Equity Value”	Section 11.2
“ERISA”	Section 11.2
“ERISA Affiliate”	Section 11.2
“Exchange”	Section 11.2
“Exchange Act”	Section 11.2
“Exchange Agent”	Section 2.8(a)
“Exchange Agent Agreement”	Section 2.8(a)
“Excluded Share”	Section 2.7(g)
“Financial Statements”	Section 3.7(a)
“Founders”	Section 11.2
“Fundamental Representations”	Section 11.2
“GAAP”	Section 11.2
“Governmental Entity”	Section 11.2
“Graubard”	Section 10.17
“Group Companies”	Section 11.2
“Hazardous Material”	Section 11.2
“IFRS”	Section 11.2
“Incentive Equity Plan”	Recitals
“Indebtedness”	Section 11.2
“Insurance Policies”	Section 3.20
“Intellectual Property”	Section 11.2

Annex A-1-73

“Interim Financial Statements”	Section 3.7(a)
“Investment Company Act”	Section 11.2
“IPO Registration Rights Agreement”	Section 11.2
“JOBS Act”	Section 11.2
“Knowledge”	Section 11.2
“Leased Real Property”	Section 3.14(b)
“Legal Proceeding”	Section 11.2
“Liability”	Section 11.2
“Licensed Intellectual Property”	Section 11.2
“Lien”	Section 11.2
“Lockup Agreement”	Recitals
“Material Customers”	Section 3.22(a)
“Material Supplier”	Section 3.22(b)
“Merger”	Recitals
“Merger Consideration”	Section 2.7(a)
“Merger Sub”	Preamble
“Merger Sub Shares”	Section 2.7(d)
“Merger Sub Shareholder Approval”	Recitals
“Multiemployer Plan”	Section 11.2
“Net Company Derivative Shares”	Section 11.2
“New Registration Rights Agreement”	Section 6.25
“Non-Participating Company Derivative”	Section 11.2
“OFAC”	Section 11.2
“Order”	Section 11.2
“Organizational Documents”	Section 11.2
“Outside Date”	Section 8.1(b)
“Owned Intellectual Property”	Section 11.2
“Owned Real Property”	Section 3.14(a)
“Participating Company Derivative”	Section 11.2

Annex A-1-74

“Parties”	Preamble
“Patents”	Section 11.2
“Permitted Lien”	Section 11.2
“Person”	Section 11.2
“Personal Information”	Section 11.2
“Personal Information Breach”	Section 3.18(c)
“PIPE Investment”	Recitals
“PIPE Investors”	Recitals
“Plan of Merger”	Section 2.2
“Privacy Laws”	Section 11.2
“Processing,” “Process” and “Processed”	Section 11.2
“Proxy Statement/Prospectus”	Section 6.1(a)(i)
“Registered Intellectual Property”	Section 3.17(a)
“Registration Statement”	Section 11.2
“Related Parties”	Section 11.2
“Remedies Exception”	Section 3.4
“Representatives”	Section 6.9(a)
“Restated AoA”	Recitals
“SEC”	Section 11.2
“Securities Act”	Section 11.2
“SPAC”	Preamble
“SPAC Board”	Recitals
“SPAC Board Recommendation”	Section 6.1(b)(i)
“SPAC Borrowings”	Section 6.23
“SPAC Business Combination”	Section 6.9(b)
“SPAC Dissenting Shares”	Section 2.7(e)
“SPAC Dissenting Shareholders”	Section 2.7(e)
“SPAC Change in Recommendation”	Section 6.1(b)(ii)
“SPAC Closing Statement”	Section 1.2(a)

Annex A-1-75

“SPAC Disclosure Letter”	ARTICLE IV
“SPAC Financial Statements”	Section 4.7(b)
“SPAC Founder Shares”	Section 11.2
“SPAC Group”	Section 10.17
“SPAC Liabilities”	Section 11.2
“SPAC Material Adverse Effect”	Section 11.2
“SPAC Material Contracts”	Section 4.11
“SPAC Preference Shares”	Section 11.2
“SPAC Private Units”	Section 11.2
“SPAC Representative Shares”	Section 11.2
“SPAC SEC Reports”	Section 4.7(a)
“SPAC Share”	Section 11.2
“SPAC Shareholders”	Recitals
“SPAC Shareholder Approval”	Section 11.2
“SPAC Shareholder Redemption Rights”	Recitals
“SPAC Shareholder Redemptions”	Section 1.2(a)
“SPAC Shareholders’ Meeting”	Section 6.1(b)(i)
“SPAC Transaction Costs”	Section 11.2
“SPAC Transaction Proposals”	Section 11.2
“SPAC Units”	Section 11.2
“SPAC Warrants”	Section 11.2
“Specified Business Conduct Laws”	Section 11.2
“Stock Split”	Section 2.1(b)
“Subscription Agreements”	Recitals
“Subsidiary”	Section 11.2
“Surviving Company”	Recitals
“Surviving Company Charter”	Section 2.5
“Swedish Companies Act”	Section 3.1
“Takeover Laws”	Section 4.24

Annex A-1-76

“Tax” and “Taxes”	Section 11.2
“Tax Return”	Section 11.2
“Tax Sharing Agreement”	Section 11.2
“Trade Secrets”	Section 11.2
“Trademarks”	Section 11.2
“Transaction Agreements”	Section 11.2
“Transaction Filings”	Section 6.1(a)(i)
“Transaction Litigation”	Section 6.19
“Transactions”	Section 11.2
“Transfer Taxes”	Section 6.12(a)
“Treasury Regulations”	Section 11.2
“Trust Account”	Section 4.14(a)
“Trust Agreement”	Section 4.14(a)
“Unit Separation”	Section 2.7(a)
“Unpaid SPAC Liabilities”	Section 11.2
“Warrant Agreement”	Section 11.2
“Willful Breach”	Section 11.2

Section 11.2. Additional Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Law” shall mean any federal, state, provincial, local, municipal, territorial or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, in each case applicable to the referent Person, property, asset, Liability or circumstance.

Annex A-1-77

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York, Sweden and the Cayman Islands, are authorized or required by Applicable Law to close.

“BTIG” shall mean BTIG, LLC.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” shall mean each material labor agreement or collective bargaining agreement (including expired collective bargaining agreements which have not been renewed) with any labor union, labor organization or works council that govern the employment of any employees of the Group Companies.

“Company ADS” means an American depositary share of the Company duly and validly issued against the deposit of one (1) underlying Company Ordinary Share deposited with the Depositary Bank in accordance with the Deposit Agreement.

“Company Benefit Plan” shall mean all material employee benefit plans, programs, policies, practices, agreements, or other arrangements sponsored or maintained by any Group Company, or to which any Group Company is a party or bound, or contributes or is obligated to contribute, or has any obligations or liability (contingent or otherwise), in which any current or former employee of the Group Companies, any current or former director of the Group Companies or any spouse, beneficiary or dependent thereof is a party or bound or participates, or pursuant to which payments are made, or benefits are provided, to any current or former employee of the Group Companies, any current or former director of the Group Companies or any spouse, beneficiary or dependent thereof, including any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, stock appreciation, phantom stock or stock unit, severance, employment, change of control, fringe benefit, welfare, supplemental unemployment benefit, pension, profit sharing, termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health, medical, dental, life, disability or other insurance (whether insured or self-insured) plan, program, policy, agreement or arrangement, other than any Multiemployer Plan or plans established pursuant to and mandated by statute.

“Company Derivative” shall mean any security of the Group Company which entitles the holder thereof to acquire at any time Company Ordinary Shares, including, without limitation, the Company Preference Shares and any debt, right, warrant, option, restricted stock unit or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Company Ordinary Shares.

“Company IT Systems” shall mean all computer systems, hardware, servers, networks, data communication lines, and other information technology and telecommunications equipment and tangible assets, in each case, owned, leased, licensed, or outsourced, or otherwise used or held for use by or for any Group Company in connection with the business of the Group Companies.

Annex A-1-78

“Company Material Adverse Effect” shall mean any change, event, state of facts, development or occurrence that, individually or in the aggregate: (a) has had, or would reasonably be expected to have, a materially adverse effect on the business, assets, financial condition, results of operations of the Group Companies, taken as a whole; or (b) has or would reasonably be expected to prevent or materially impede the ability of the Company or Merger Sub to consummate the Transactions by the Outside Date; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect pursuant to clause (a): (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening thereof in countries in which any of the Group Companies operate; (ii) earthquakes, hurricanes, tornados, disease, epidemics, pandemics or other natural or man-made disasters; (iii) changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in Applicable Law (or any interpretation thereof) after the date of this Agreement; (v) changes or proposed changes in IFRS (or any interpretation thereof) after the date of this Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States, Sweden or anywhere else in the world; (vii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (vii) shall not prevent a determination that any change, event, state of facts, development or occurrence underlying such failure has resulted in a Company Material Adverse Effect; (viii) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement; or (ix) any action taken by, or at the request of, SPAC; provided, however, that if a change or effect related to clauses (i), (ii), and (iv) through (vi) disproportionately adversely affects the Group Companies, taken as a whole, compared to Persons operating in the same industry as the Group Companies, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred, but only to the extent of the incremental disproportionate effect on the Group Companies, taken as a whole, relative to Persons operating in the same industry as the Group Companies.

“Company Ordinary Shares” shall mean the ordinary shares of the Company.

“Company Preference Shares” shall mean the Company Series A Preference Shares, Company Series A SAFE Preference Shares, Company Series A SAFE Extension Preference Shares, Company Series B Preference Shares and Company Series C Preference Shares.

“Company Series A Preference Shares” shall mean the Series A preference shares of the Company.

“Company Series A SAFE Preference Shares” shall mean the Series A SAFE preference shares of the Company.

“Company Series A SAFE Extension Preference Shares” shall mean the Series A SAFE Extension preference shares of the Company.

“Company Series B Preference Shares” shall mean the Series B preference shares of the Company.

“Company Series C Preference Shares” shall mean the Series C preference shares of the Company.

“Company Shareholders” shall mean the holders of all of the issued and outstanding Company Ordinary Shares.

Annex A-1-79

“Company Shareholders Agreement” shall mean that certain Amended and Restated Shareholders Agreement, dated as of July 30, 2023, with respect to the Company.

“Company Transaction Costs” shall mean, as of any determination time, the aggregate amount of all out-of-pocket fees, commissions, costs, finder’s fees, expenses and other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, the Company in connection with the review, negotiation, preparation or execution of this Agreement or the other Transaction Agreements, the filing of the Registration Statement and the consummation of the Transactions, including (a) the fees and expenses of outside legal counsel, accountants, brokers, investment bankers, consultants, or other agents or service providers of the Company, and (b) any other fees, filing fees, expenses, commissions or other amounts that are expressly allocated to the Company pursuant to this Agreement or any other Transaction Agreements, in each case, whether paid or unpaid prior to the Closing; provided, that “Company Transaction Costs” shall not include any Transfer Taxes payable by the Company pursuant to Section 6.12(a).

“Company Warrants” shall mean the SPAC Warrants as of and following the Effective Time, which having been assumed by the Company shall be exercisable, in accordance with the terms of the Warrant Agreement, subject to any limitations under Applicable Law, for Company Ordinary Shares in the form of Company ADSs.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of May 27, 2025, by and between SPAC and the Company, as amended and joined from time to time.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether oral or in writing, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Controlled Group Liability” shall mean any and all liabilities of an ERISA Affiliate (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code or (d) under similar provisions of foreign laws or regulations.

“Conversion Factor” shall mean (a) the Per Share Value as of immediately prior to the Closing, divided by (ii) $10.90.

“Environmental Law” shall mean any and all Applicable Laws relating to pollution, Hazardous Materials, the environment, natural resources, endangered or threatened species, or health and safety.

“Equity Value” shall mean an amount equal to $1,800,000,000.

“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries is treated as a single employer under Section 414 of the Code.

“Exchange” shall mean the NYSE.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended.

Annex A-1-80

“Exercised Unvested ITM Warrant” means a warrant of the Company that is unvested but in the money, for which the holder has exercised such warrant to convert to Restricted Company Ordinary Shares on the same vesting terms as such warrant.

“Founders” shall mean the holders of SPAC Founder Shares.

“Fundamental Representations” shall mean: (a) in the case of the Company, the representations and warranties contained in the first sentence of Section 3.1(a) (Organization and Qualification); Section 3.3 (a), (b), (c), (d), (e), (f) and (h) (Capitalization); Section 3.4 (Due Authorization) and Section 3.25 (Brokers); and (b) in the case of SPAC, the representations and warranties contained in Section 4.1(a), (b) and (c) (Organization and Qualification); Section 4.3 (Capitalization); Section 4.4 (Due Authorization); Section 4.10 (Business Activities) and Section 4.22 (Brokers).

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“Governmental Entity” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, or governmental commission, department, board, bureau, agency or instrumentality, or any arbitrator, court or tribunal.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries, which shall include SPAC following the Closing.

“Hazardous Material” shall mean any substance, material or waste that is listed, classified, defined, characterized, designated or otherwise regulated by a Governmental Entity as a “toxic substance,” “hazardous substance,” “hazardous material,” “contaminant,” “pollutant,” “hazardous waste,” “solid waste” or words of similar meaning or effect, including any radioactive materials, chlorinated solvents, petroleum, petroleum derivatives (or synthetic substitutes), petroleum byproducts, petroleum breakdown products, asbestos, asbestos containing materials, mold, radon, flammable substances, explosive substances, urea formaldehyde foam insulation, polychlorinated biphenyls, per- and polyfluoroalkyl substances, and any other substances regulated under Environmental Law.

“IFRS” shall mean the International Financial Reporting Standards.

“Indebtedness” shall mean any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable in the ordinary course and other current liabilities; (d) any obligations as lessee under leases that should be classified as capital leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made, whether periodically or upon the happening of a contingency, (g) all obligations secured by a Lien on property, other than Permitted Liens; (h) any accrued interest, fees and charges in respect of any of the foregoing; (i) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing; and (j) any direct or indirect guaranty of any of the foregoing.

Annex A-1-81

“Intellectual Property” shall mean all intellectual property (and rights therein and thereto) that is protectable by Applicable Law in any jurisdiction throughout the world including: (a) all inventions (whether or not patentable or reduced to practice), invention disclosures, certificates of invention, all improvements thereto, patents, utility models, industrial designs and all applications for any of the forgoing, including all provisionals, substitutions, divisionals, continuations, continuations-in-part, reissuances, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, or the like and any foreign equivalents of the foregoing (collectively, “Patents”); (b) all trademarks, service marks, certification marks, brand names, trade dress rights, logos, slogans, corporate names, business names and trade names, and other source or business identifiers, indicia of origin and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, intent-to-use applications or similar reservations of marks, renewals and extensions thereof (collectively, “Trademarks”); (c) all copyrights, copyrights works, works of authorship (whether or not copyrightable), literary works, rights in software, design rights, masked works, pictorial and graphic works, reversions and moral rights, along with all applications, registrations and any renewals and extensions thereof; (d) all internet domain names, and social media usernames, handles and accounts; (e) all trade secrets, know-how, technology, discoveries and improvements, proprietary rights, formulae, confidential information, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals, technical information, source code, techniques, ideas, research, data analytics, designs, drawings, specifications, procedures, processes, models, algorithms, formulations, manuals and systems, whether or not patentable or copyrightable (collectively “Trade Secrets”); and (f) data, databases and data collections.

“intentional fraud” shall mean, with respect to a party to this Agreement, an actual and willful fraud with respect to the making of the representations and warranties pursuant to ARTICLE III or ARTICLE IV (as applicable), provided, that such actual and intentional fraud of such Party shall only be deemed to exist if the Party making such representation and warranty had actual knowledge (as opposed to imputed or constructive knowledge) that such representation and warranty made by such Party pursuant to, in the case of the Company, ARTICLE III as qualified by the Company Disclosure Letter, or, in the case of SPAC, ARTICLE IV as qualified by the SPAC Disclosure Letter, was actually breached when made, with the express intention that the other party to this Agreement rely thereon to its detriment, and such other Party did in fact rely on such representation or warranty and was damaged thereby.

“Investment Company Act” shall mean the United States Investment Company Act of 1940, as amended.

“IPO Registration Rights Agreement” shall mean that certain Registration Rights Agreement, dated as of February 5, 2024, by and among SPAC and the investors party thereto.

“JOBS Act” shall mean the United States Jumpstart Our Business Startups Act of 2012, as amended.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event, following reasonable inquiry, of: (a) with respect to the Company or Merger Sub, the individuals listed on Schedule 11.2 of the Company Disclosure Letter (the “Company Knowledge Parties”); and (b) with respect to SPAC, the individuals listed on Schedule 11.2 of the SPAC Disclosure Letter.

Annex A-1-82

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, investigation (formal or informal), inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Liability” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Applicable Law, Legal Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Licensed Intellectual Property” shall mean all Intellectual Property licensed to any of the Group Companies and used in or necessary for the conduct or operation of the business of the Group Companies, as presently conducted.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, license, option, right of first offer, right of first refusal, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Merger Sub Shares” shall mean the ordinary shares, par value $0.0001 per share, of Merger Sub.

“Multiemployer Plan” shall mean a Company Benefit Plan that applies to or permits participation by employers that are not Affiliates of the Company, including any “multi-employer plan” within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code.

“Net Company Derivative Shares” shall mean either (a) for any Company Derivative that has an exercise price or otherwise requires the payment of consideration in connection with the acquisition of Company Ordinary Shares thereunder, a number of Company Ordinary Shares equal to the (i) the Per Share Value as of the time of determination, less such exercise price or amount of consideration per Company Ordinary Share, but in any event not less than zero, divided by (ii) the Per Share Value as of the time of determination, multiplied by (iii) the number of Company Ordinary Shares the holder thereof is entitled to acquire thereunder, or (b) for any other Company Derivative, the number of Company Ordinary Shares the holder thereof is entitled to acquire thereunder.

“Non-Participating Company Derivative” shall mean any issued and outstanding Company Derivative or portion thereof, other than a Participating Company Derivative or portion thereof.

“OFAC” shall mean the U.S. Treasury Department Office of Foreign Assets Control.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Organizational Documents” shall mean, with respect to any Person that is not an individual, the articles or certificate of incorporation or organization, articles, notice of articles, bylaws, articles and memorandum of association, limited partnership agreement, partnership agreement, limited liability company agreement, shareholders agreement and other similar organizational documents of such Person, as applicable (in each case, as amended and or restated from time to time).

Annex A-1-83

“Owned Intellectual Property” shall mean all Intellectual Property which any of the Group Companies has or purports to have an ownership interest.

“Participating Company Derivative” shall mean any issued and outstanding Company Derivative or portion thereof (a) that either (i) is not subject to vesting or (ii) is vested as of immediately prior to the Effective Time, and (b) if such Company Derivative has an exercise price or otherwise requires the payment of consideration in connection with the acquisition of Company Ordinary Shares thereunder, that has an exercise price or that requires payment of an amount of consideration per Company Ordinary Share less than the Per Share Value as of the time of determination.

“PCAOB” shall mean the Public Company Accounting Oversight Board.

“Per Share Value” shall mean the value per Company Ordinary Share such that (a) the issued and outstanding number of Company Ordinary Shares (other than any securities issued pursuant to the PIPE Investment) as of the time of determination, plus the Net Company Derivative Shares underlying the Participating Company Derivatives as of the time of determination (based on such value per share), multiplied by (b) such value per share, is equal to the Equity Value.

“Permitted Lien” shall mean: (a) Liens for Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and that are sufficiently reserved for on the Financial Statements or the SPAC Financial Statements, as applicable, in accordance with IFRS or GAAP, as applicable; (b) statutory and contractual Liens of landlords with respect to Leased Real Property that do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the Group Companies; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) that are not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of real property, zoning, building code, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the Group Companies; (e) Liens securing the Indebtedness of any of the Group Companies set forth on Schedule 3.19(a)(ii) of the Company Disclosure Letter; (f) in the case of Intellectual Property, third party non-exclusive license agreements entered into in the ordinary course; (g) Liens incurred in connection with capital lease obligations of any of the Group Companies; and (h) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record that do not materially interfere with the present use of, or materially detract from the value of, the assets of the Group Companies, taken as a whole.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

Annex A-1-84

“Personal Information” shall mean, to the extent regulated by Privacy Laws, “personal data,” “personally identifiable information,” or all information that identifies or could be used to directly or indirectly identify an individual person.

“Privacy Laws” shall mean Applicable Law relating to privacy and the Processing of Personal Information, including the Fair Credit Reporting Act, the Federal Trade Commission Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, the European Union General Data Protection Regulation, each as amended, and any and all comparable provincial legislation and any other related regulations, directives and orders applicable to Personal Information or the access thereto or use or transfer thereof.

“Processing” shall mean any operation or set of operations which is performed upon Personal Information, whether or not by automatic means, including but not limited to: collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction. “Process” and “Processed” shall be construed accordingly.

“Registration Statement” shall mean the Registration Statement on Form F-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by the Company and SPAC under the Securities Act, registering the offer and sale of the Company Ordinary Shares in the form of Company ADSs that constitute the Merger Consideration, the Company Warrants and the Company Ordinary Shares in the form of Company ADSs underlying the Company Warrants.

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Subsidiaries, Representatives, and each of their respective successors and assigns.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended.

“SPAC Founder Shares” shall mean SPAC Shares sold by SPAC prior to its initial public offering (but excluding the SPAC Representative Shares).

“SPAC Liabilities” shall mean, as of any determination time, the aggregate amount of Liabilities of SPAC that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time, including but not limited to SPAC Borrowings. Notwithstanding the foregoing or anything to the contrary herein, SPAC Liabilities shall not include any SPAC Transaction Costs.

Annex A-1-85

“SPAC Material Adverse Effect” shall mean any change, event, state of facts, development or occurrence that, individually or in the aggregate: (a) has had, or would reasonably be expected to have, a materially adverse effect on the business, assets, financial condition or results of operations of SPAC; or (b) has or would reasonably be expected to prevent or materially impede the ability of SPAC to consummate the Transactions by the Outside Date; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a SPAC Material Adverse Effect pursuant to clause (a): (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening thereof in the United States; (ii) earthquakes, hurricanes, tornados, disease, epidemics, pandemics or other natural or man-made disasters; (iii) changes attributable to the public announcement or pendency of the Transactions; (iv) changes or proposed changes in Applicable Law after the date of this Agreement; (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement; or (viii) any action taken by, or at the request of, the Company; provided, however, that if a change or effect related to clauses (i), (ii), (iii) through (vi) disproportionately adversely affects SPAC compared to Persons operating in the same industry as SPAC, then such disproportionate impact may be taken into account in determining whether a SPAC Material Adverse Effect has occurred, but only to the extent of the incremental disproportionate effect on SPAC, relative to Persons operating in the same industry as SPAC.

“SPAC Preference Shares” shall mean the preference shares, par value $0.0001 per share, in the share capital of SPAC.

“SPAC Private Units” shall mean the SPAC Units sold by SPAC to the Founders and BTIG and its designees in connection with SPAC’s initial public offering.

“SPAC Public Shares” shall mean the SPAC Shares sold to the public by SPAC as part of SPAC’s initial public offering (whether purchased in such offering or thereafter in the public market).

“SPAC Redeeming Shares” means the SPAC Public Shares in respect of which the eligible (as determined in accordance with the SPAC’s Organizational Documents) holder thereof has validly exercised (and not validly revoked, withdrawn or lost) his, her or its SPAC Shareholder Redemption Right.

“SPAC Representative Shares” shall mean SPAC Shares issued to BTIG and its designees by SPAC prior to its initial public offering.

“SPAC Shares” shall mean the ordinary shares, par value $0.0001 per share, in the share capital of SPAC.

“SPAC Shareholder Approval” shall mean (i) the approval of (A) the Merger, and (B) the Plan of Merger and the transactions contemplated thereby, in each case, by a special resolution (as defined in the Cayman Companies Act, being a resolution passed by an affirmative vote of the holders of at least a two-thirds (2/3) majority of the issued and outstanding SPAC Shares entitled to vote thereupon in person or by way of proxy, and (ii) the approval of the other SPAC Transaction Proposals not included in (i) above, by an ordinary resolution (being a resolution passed by an affirmative vote of the holders of a simple majority of the issued and outstanding SPAC Shares entitled to vote thereupon in person or by way of proxy, in each case in accordance with the SPAC’s Organizational Documents at a SPAC Shareholders’ Meeting duly called by the SPAC Board and held for such purpose.

Annex A-1-86

“SPAC Transaction Costs” shall mean, as of any determination time, the aggregate amount of all out-of-pocket fees, commissions, costs, finder’s fees, expenses and other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, SPAC in connection with the negotiation, preparation or execution of this Agreement or the other Transaction Agreements, the consummation of the Transactions or the consummation of SPAC’s initial public offering, including (a) the fees and expenses of outside legal counsel, accountants, brokers, investment bankers, consultants, or other agents or service providers of SPAC, (b) deferred underwriting fees, costs and expenses from SPAC’s initial public offering and (c) any other fees, filing fees, expenses, commissions or other amounts that are expressly allocated to SPAC pursuant to this Agreement or any other Transaction Agreements (including the cost of the D&O Tail), in each case, whether paid or unpaid prior to the Closing.

“SPAC Transaction Proposals” shall mean (a) the adoption of this Agreement and approval of the Transactions, including the Plan of Merger and Merger, (b) the approval of the material differences between the SPAC’s Organizational Documents and the Restated AoA, (c) the adoption and approval of each other proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the Transactions, and (d) the adoption and approval of a proposal for the adjournment of the SPAC Shareholders’ Meeting in accordance with Section 6.1(b)(iii).

“SPAC Units” shall mean the units of SPAC each consisting of one (1) SPAC Share and one-half (1/2) of one SPAC Warrant.

“SPAC Warrants” shall mean the warrants of SPAC that entitle the holders thereof to purchase SPAC Shares at an exercise price of $11.50 per whole share.

“Specified Business Conduct Laws” shall mean: (a) the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and other Applicable Law relating to bribery or corruption; (b) all Applicable Law imposing economic or financial sanctions on any Person, including all Applicable Law administered by OFAC or the Bureau of Industry and Security administered by the U.S. Department of Commerce, all sanctions laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, the European Union and all anti-boycott or anti-embargo laws; (c) all Applicable Law relating to the import, export, re-export, transfer of information, data, goods, software, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce and the International Traffic in Arms Regulations administered by the U.S. Department of State; and (d) the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and other Applicable Law relating to money laundering.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation or company, a majority of the total voting power of shares of capital stock or share capital entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof, or in the election of members of a similar governing body, is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof, or that Person or one or more Subsidiaries of that Person serves as a general partner, managing member or manager thereof, or in a capacity exercising similar management authority; or (c) in any case, that Person controls the management thereof.

Annex A-1-87

“Tax” or “Taxes” shall mean (i) any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, capital gains, capital stock, windfall profits, license, sales, use, estimated, occupation, value added (or VAT), ad valorem, transfer, franchise, withholding, severance, social security, payroll, recapture, net worth, employment, excise and property taxes, assessments, escheat, abandoned property, stamp, environmental, registration, governmental charges, duties, fees, levies and other similar charges, in each case, imposed by a Governmental Entity, (whether disputed or not) together with all interest, penalties, surcharges, deficiency assessments, and additions imposed by a Governmental Entity with respect to any such amounts, (ii) a liability for amounts of the type described in clause (i) as a result Treasury Regulations §1.1502-6, as a result of being a transferee or successor, or as a result of a contract, assumption, operation of law or otherwise.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Tax Sharing Agreement” shall mean any agreement or arrangement (including any provision of a Contract) primarily related to Taxes pursuant to which any Group Company is or may be obligated to indemnify any Person for, or otherwise pay, any Tax of, or imposed on, another Person.

“Transaction Agreements” shall mean this Agreement, the Plan of Merger, any Subscription Agreements, the Lockup Agreements, the Founder Support Agreement, the Confidentiality Agreement, the Restated AoA and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” shall mean the transactions contemplated pursuant to this Agreement and the other Transaction Agreements, including the Merger.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Unpaid SPAC Liabilities” shall mean the outstanding SPAC Liabilities.

“Warrant Agreement” shall mean the Warrant Agreement, dated as of February 5, 2024, between Equiniti and SPAC.

“Willful Breach” shall mean a material breach that is a consequence of an omission by, or act undertaken by or caused by, the breaching party intentionally and with the knowledge that such omission or taking or causing of such act would, or would reasonably be expected to, cause such material breach, including the failure to cause the Closing to occur when required pursuant to this Agreement.

[Signature Pages Follow]

Annex A-1-88

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

EINRIDE AB

By:	/s/ Roozbeh Charli
Name:	Roozbeh Charli
Title:	Chief Executive Officer

By:	/s/ Robert Gustav Agner Falck
Name:	Robert Gustav Agner Falck
Title:	Chairman

EINRIDE CAYMAN SUB LIMITED

By:	/s/ Roozbeh Charli
Name:	Roozbeh Charli
Title:	Chief Executive Officer

By:	/s/ Robert Gustav Agner Falck
Name:	Robert Gustav Agner Falck
Title:	Chairman

LEGATO MERGER CORP. III

By:	/s/ Gregory Monahan
Name:	Gregory Monahan
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Annex A-1-89

Exhibit A

Form of Restated AoA

Annex A-1-90

Exhibit B

Form of Plan of Merger

Annex A-1-91

ANNEX A-2

AMENDMENT NO. 1 TO
BUSINESS COMBINATION AGREEMENT

This Amendment No. 1 to the Business Combination Agreement is entered into as of February 26, 2026 by and among Einride AB (publ), a limited liability company formed under the laws of Sweden (the “Company”), Einride Cayman Sub Limited, a Cayman Islands exempted company and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), and Legato Merger Corp. III, a Cayman Islands exempted company (“SPAC”). Each of the Company, Merger Sub and SPAC are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

WHEREAS, the Parties entered into that certain Business Combination Agreement, dated as of November 12, 2025 (as may be amended from time to time, the “Original Agreement”), which, among other things, provides for the merger of SPAC with and into Merger Sub; and

WHEREAS, the Parties desire to amend certain terms of the Original Agreement as set forth below;

WHEREAS, Section 10.12 of the Original Agreement provides that the Original Agreement may be amended by written agreement executed and delivered by the Parties;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Amendment to Definition of Equity Value. The definition of Equity Value contained in Section 11.2 of the Original Agreement is hereby amended such that the text “$1,800,000,000” contained in such section is deleted and the text “$1,350,000,000” is inserted therefor.

2. Amendment to Section 2.1(b) of the Original Agreement. Section 2.1(b) of the Original Agreement is hereby amended such that the text “165,137,615” contained in such section is deleted and the text “123,853,211” is inserted therefor.

3. Interpretation. Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Agreement. On and after the date hereof, each reference in the Original Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Original Agreement shall mean and be a reference to the Original Agreement as amended by this Amendment.

4. No Further Amendments. Except as expressly set forth herein, the Original Agreement shall remain in full force and effect. This Amendment may not be amended or modified except pursuant to a written agreement by the Parties.

5. Counterparts. This Amendment may be executed by the Parties in counterpart, and the executed counterparts shall be deemed by the Parties as a single executed and binding document and may be delivered by email or facsimile to the Parties and their counsel.

6. Miscellaneous. The provisions of Article X (Miscellaneous) of the Original Agreement are incorporated herein, mutatis mutandis.

[Remainder of Page Intentionally Left Blank]

Annex A-2-1

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

EINRIDE AB (publ)

By:	/s/ Roozbeh Charli
Name:	Roozbeh Charli
Title:	Chief Executive Officer

By:	/s/ Robert Falck
Name:	Robert Falck
Title:	Chairman

EINRIDE CAYMAN SUB LIMITED

By:	/s/ Roozbeh Charli
Name:	Roozbeh Charli
Title:	Chief Executive Officer

LEGATO MERGER CORP. III

By:	/s/ Gregory Monahan
Name:	Gregory Monahan
Title:	Chief Executive Officer

Annex A-2-2

ANNEX A-3

AMENDMENT NO. 2 TO
BUSINESS COMBINATION AGREEMENT

This Amendment No. 2 to the Business Combination Agreement is entered into as of March 5, 2026 by and among Einride AB (publ), a limited liability company formed under the laws of Sweden (the “Company”), Einride Cayman Sub Limited, a Cayman Islands exempted company and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), and Legato Merger Corp. III, a Cayman Islands exempted company (“SPAC”). Each of the Company, Merger Sub and SPAC are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

WHEREAS, the Parties entered into that certain Business Combination Agreement, dated as of November 12, 2025, as amended by that certain Amendment No. 1 to the Business Combination Agreement, dated as of January 26, 2026 (as may be amended from time to time, the “Original Agreement”), which, among other things, provides for the merger of SPAC with and into Merger Sub;

WHEREAS, the Parties desire to amend certain terms of the Original Agreement as set forth below; and

WHEREAS, Section 10.13 of the Original Agreement provides that the Original Agreement may be amended by written agreement executed and delivered by the Parties.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Amendment to Section 6.15 of the Original Agreement. Section 6.15 of the Original Agreement is hereby amended and restated in its entirety to read as follows:

Section 6.15. Board of Directors. The Company shall use reasonable best efforts to ensure that, effective upon the Effective Time the board of directors of the Company shall consist of eight (8) – nine (9) members, as set forth on Schedule 6.15. The determination of the members set forth on Schedule 6.15 was made solely by the Company in its sole discretion.

2. Amendment to Section 2.1(b) of the Original Agreement. Schedule 6.15 of the Original Agreement is hereby amended and restated in its entirety to read as set forth on Schedule 6.15 attached hereto.

3. Interpretation. Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Agreement. On and after the date hereof, each reference in the Original Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Original Agreement shall mean and be a reference to the Original Agreement as amended by this Amendment.

4. No Further Amendments. Except as expressly set forth herein, the Original Agreement shall remain in full force and effect. This Amendment may not be amended or modified except pursuant to a written agreement by the Parties.

5. Counterparts. This Amendment may be executed by the Parties in counterpart, and the executed counterparts shall be deemed by the Parties as a single executed and binding document and may be delivered by email or facsimile to the Parties and their counsel.

6. Miscellaneous. The provisions of Article X (Miscellaneous) of the Original Agreement are incorporated herein, mutatis mutandis.

[Remainder of Page Intentionally Left Blank]

Annex A-3-1

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

EINRIDE AB (publ)

By:	/s/ Roozbeh Charli
Name:	Roozbeh Charli
Title:	Chief Executive Officer

By:	/s/ Robert Falck
Name:	Robert Falck
Title:	Chairman

EINRIDE CAYMAN SUB LIMITED

By:	/s/ Roozbeh Charli
Name:	Roozbeh Charli
Title:	Chief Executive Officer

LEGATO MERGER CORP. III

By:	/s/ Gregory Monahan
Name:	Gregory Monahan
Title:	Chief Executive Officer

Annex A-3-2

ANNEX B

DATED _______ 2026

(1) Legato Merger Corp. III

(2) EINRIDE CAYMAN SUB LIMITED

(3) Einride AB

PLAN OF MERGER

Annex B-i

THIS PLAN OF MERGER (“Plan of Merger”) is made on _________________________

BETWEEN

(1)	Legato Merger Corp. III, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Appleby Global Services (Cayman) Limited, PO Box 500, 71 Fort Street, George Town, Grand Cayman, KY1-1106 Cayman Islands (the “Merging Company”);

(2)	EINRIDE CAYMAN SUB LIMITED, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the “Surviving Company” and together with the Merging Company, the “Companies”); and

(3)	Einride AB, a limited liability company formed under the laws of Sweden having its registered office at Stadsgården 6, 116 45 Stockholm, Sweden (the “Parent”).

WHEREAS

(A)	The respective boards of directors of the Surviving Company and the Merging Company have approved the merger of the Companies, whereby the Merging Company will (i) merge with and into the Surviving Company, with the undertaking, property and liabilities of the Merging Company vesting automatically in the Surviving Company and (ii) cease to exist, with the Surviving Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of the business combination agreement dated November 12, 2025 between the Parent, the Surviving Company and the Merging Company (the “Merger Agreement”), this Plan of Merger and pursuant to provisions of Part 16 of the Companies Act (as amended) (the “Companies Act”).

(B)	The members of each of the Surviving Company and the Merging Company have adopted this Plan of Merger on the terms and subject to the conditions set forth herein, the Merger Agreement and otherwise in accordance with the Companies Act.

(C)	Each of the Surviving Company, the Merging Company and Parent wishes to enter into this Plan of Merger pursuant to the provisions of Part 16 of the Companies Act.

IT IS AGREED

1.	Definitions and Interpretation

1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to such terms in the Merger Agreement, a copy of which is annexed at Annexure 1 hereto.

2.	PLAN OF MERGER

2.1	Details of the Companies:

(a)	The constituent companies (as defined in the Companies Act) to this Plan of Merger are the Surviving Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Act) is the Surviving Company.

(c)	The registered office of the Surviving Company is, and shall be immediately following the Merger, situated at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Annex B-2

(d)	Immediately prior to the Effective Date, the authorised share capital of the Surviving Company is US$50,000 divided into 500,000,000 ordinary shares of a par value US$0.0001 each per share.

(e)	Immediately prior to the Effective Date, the authorised share capital of the Merging Company is US$20,100.00 divided into 200,000,000 ordinary shares of a par value US$0.0001 each per share and 1,000,000 preference shares of a par value of US$0.0001 each per share.

2.2	Effective Date

In accordance with section 233(13) of the Companies Act, the Merger shall become effective on the date that this Plan of Merger is registered by the Registrar of Companies (the “Effective Date”).

2.3	Terms and Conditions; Share Rights

(a)	The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, as applicable, are set out in the Merger Agreement.

(b)	Parent undertakes and agrees, it being acknowledged that Parent is the sole shareholder of the Surviving Company before and after the Merger, to issue the Merger Consideration for and on behalf of the Surviving Company in accordance with the terms of the Merger Agreement.

(c)	Immediately upon the Merger on the Effective Date, the rights and restrictions attaching to the shares in the Surviving Company shall be as set out in the memorandum and articles of association of the Surviving Company, a copy of which is annexed at Annexure 2 hereto (“Surviving Company Memorandum and Articles of Association”).

(d)	The memorandum of association and articles of association of the Surviving Company immediately prior to Merger shall be its memorandum of association and articles of association after the Merger, the Surviving Company Memorandum and Articles of Association, and the authorised share capital of the Surviving Company shall remain as US$50,000 divided into 500,000,000 ordinary shares of a par value US$0.0001 each per share.

(e)	On the Effective Date (but not before), the Merging Company will be struck from the Register of Companies of the Cayman Islands.

2.4	Directors’ Interests in the Merger

(a)	The names and addresses of each director of the surviving company (as defined in the Companies Act) are:

(i)	Roozbeh Charli of Rehnsgatan 12, 11357 Stockholm, Sweden.

(b)	No amounts or benefits have been paid, or shall be payable to any director of either of the Companies in connection with the Merger, other than any such amount or benefit which shall be paid to any such director solely in its capacity as a shareholder of the Company in connection with the Merger.

Annex B-3

2.5	Secured Creditors

(a)	The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)	The Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3.	Variation

3.1	At any time prior to the Effective Date, this Plan of Merger may be amended by the Boards of Directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date, provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)	effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the boards of directors of both the Surviving Company and the Merging Company to effect in their discretion.

4.	Termination

4.1	At any time prior to the Effective Date, this Plan of Merger may be terminated by the boards of directors of the Surviving Company and/or the Merging Company in accordance with the terms of the Merger Agreement.

5.	APPROVAL AND AUTHORISATION

5.1	This Plan of Merger has been approved by the board of directors of each of the Merging Company and the Surviving Company pursuant to section 233(3) of the Companies Act.

5.2	This Plan of Merger has been authorised by each of the shareholders of the Merging Company and the sole shareholder of the Surviving Company pursuant to section 233(6) of the Companies Act.

6.	Counterparts

6.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

7.	Governing Law

7.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands. The Constituent Companies hereby agree to submit any dispute arising from this Plan of Merger to the exclusive jurisdiction of the courts of the Cayman Islands.

[Signature page follows]

Annex B-4

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of Legato Merger Corp. III:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

SIGNED for and on behalf of Einride Cayman Sub Limited:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

SIGNED for and on behalf of Einride AB:	)
)
	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:

)
)	Duly Authorised Signatory
)
)	Name:
)
)	Title:

Annex B-5

Annexure 1

Merger Agreement

Annex B-6

Annexure 2

SURVIVING COMPANY Memorandum and Articles of Association

Annex B-7

ANNEX C

AMENDED ARTICLES OF ASSOCIATION

N.B. The English text is an unofficial translation.

Bolagsordning

Articles of association

Bolagsordning för Einride AB / Articles of Association of Einride AB

Org.nr/reg. no. 559074-8926

§ 1	Företagsnamn / Company name

Bolagets företagsnamn är Einride AB. Bolaget är publikt (publ).

The name of the company is Einride AB. The company is a public limited liability company.

§ 2	Styrelsens säte / Registered office

Styrelsen har sitt säte i Stockholms kommun.

The registered office of the company is situated in Stockholm municipality.

§ 3	Verksamhet / Business activities

Bolaget ska bedriva speditions-, transport- och åkerirörelse samt annan därmed förenlig verksamhet därtill ska bolagets verksamhet vara att direkt eller genom dotterbolag utveckla, tillverka, marknadsföra, uthyra och försälja fordon och delar samt annan därmed förenlig verksamhet och vidare ska bolaget direkt eller indirekt äga och förvalta aktier eller andelar i andra företag samt bedriva utveckling samt konsultverksamhet inom ovan områden och därmed förenlig verksamhet.

The company shall provide forwarding-, transport and haulage services and other related activities, in addition, the company shall, directly or indirectly, through subsidiaries, develop, manufacture, market, lease out and sell vehicles and parts and other activities compatible therewith. Furthermore, the company shall, directly or indirectly, own and manage shares or interests in other companies and conduct development and consulting in the above areas, and any other activities compatible therewith.

§ 4	Aktiekapital och antal aktier / Share capital and number of shares

Aktiekapitalet ska vara lägst [♦] kronor och högst [♦] kronor.

The share capital shall be no less than SEK [♦] and not more than SEK [♦].

Antalet aktier ska vara lägst [♦] stycken och högst [♦] stycken.

The number of shares shall be not less than [♦] and not more than [♦].

§ 5	Styrelse / Board of directors

Styrelsen ska bestå av lägst 3 och högst 10 ledamöter med högst 10 suppleanter.

The board of directors shall comprise of no less than 3 and not more than 10 members, with not more than 10 alternate members.

§ 6	Revisorer / Auditors

Bolaget ska ha en eller två revisorer med högst två suppleanter eller ett eller två registrerade revisionsbolag.

The company shall have one or two auditors with no more than two deputy auditors or one or two registered audit firms.

Annex C-1

§ 7	Kallelse / Notice

Kallelse till ordinarie bolagsstämma och kallelse till extra bolagsstämma där fråga om ändring av bolagsordningen kommer att behandlas skall utfärdas tidigast sex och senast fyra veckor före stämman. Kallelse till annan extra bolagsstämma skall utfärdas tidigast sex veckor och senast två veckor före stämman.

Notice of an ordinary general meeting and notice of an extraordinary general meeting where the question of amending the articles of association will be dealt with shall be issued no earlier than six and no later than four weeks before the meeting. Notice of any other extraordinary general meeting shall be issued not earlier than six weeks and not later than two weeks before the meeting.

Kallelse till bolagsstämma ska ske genom annonsering i Post- och Inrikes Tidningar samt på bolagets webbplats. Att kallelse har skett ska annonseras i Svenska Dagbladet.

Notice of general meetings shall be made through announcement in Post- och Inrikes Tidningar and on the company’s website. It shall be announced in Svenska Dagbladet that a notice of a general meeting has been issued.

§ 8	Deltagande vid bolagsstämma / Participation at the general meeting

En aktieägare får delta vid bolagsstämma endast om aktieägaren anmäler detta till bolaget senast den dag som anges i kallelsen till stämman. Sistnämnda dag får inte vara söndag, annan allmän helgdag, lördag, midsommarafton, julafton eller nyårsafton och inte infalla tidigare än femte vardagen för stämman.

In order to participate at a general meeting, a shareholder must notify the company of the intention to attend no later than on the day stipulated in the notice of the general meeting. Such a day must not be a Sunday, any other public holiday, Saturday, Midsummer’s Eve, Christmas Eve or New Year’s Eve and must not be more than the fifth weekday prior to the general meeting.

En aktieägare får ha med sig biträden vid bolagsstämman endast om aktieägaren anmäler antalet biträden (högst två) till bolaget på det sätt som anges i föregående stycke.

A shareholder may be accompanied by assistants at a general meeting only where the shareholder has given the company notice of the number of assistants (not more than two) as specified in the previous paragraph.

§ 9	Plats för bolagsstämma och digital stämma / Location of the general meeting and electronic general meeting

Bolagsstämma ska hållas på den ort där styrelsen har sitt säte. Styrelsen får även besluta om att stämman ska hållas digitalt i enlighet med vad som föreskrivs om enligt 7 kap. 15 § aktiebolagslagen (2005:551).

A general meeting of the shareholders is to be held at the registered office of the company. The board of directors may also resolve that the general meeting shall be held digitally in accordance with the provisions of chapter 7 section 15 of the Swedish Companies Act (2005:551).

§ 10	Fullmaktsinsamling och poströstning / Collection of proxies and postal voting

Styrelsen får samla in fullmakter på bolagets bekostnad enligt det förfarande som anges i 7 kap. 4 § andra stycket aktiebolagslagen (2005:551).

The board of directors may collect proxies at the company´s expense in compliance with the procedure set out in chapter 7 section 4 paragraph 2 of the Swedish Companies Act (2005:551).

Styrelsen får inför en bolagsstämma besluta att aktieägarna ska kunna utöva sin rösträtt per post före bolagsstämman.

The board of directors may resolve, ahead of a general meeting of the shareholders, that the shareholders shall be entitled to exercise their voting rights by post prior to the meeting.

Annex C-2

§ 11	Utomståendes närvaro vid bolagsstämma / The right for persons not being shareholders to attend a general meeting

Styrelsen får besluta att den som inte är aktieägare i bolaget ska, på de villkor som styrelsen bestämmer, ha rätt att närvara eller på annat sätt följa förhandlingarna vid en bolagsstämma.

The board of directors may resolve that persons not being shareholders of the company shall be entitled, on the conditions stipulated by the board of directors, to attend or in any other manner follow the discussions at a general meeting.

§ 12	Ärenden på årsstämma / Matters at the annual general meeting

På årsstämma ska följande ärenden behandlas.

The following matters shall be addressed at the annual general meeting.

1.	Val av ordförande vid stämman.

Election of a chairman of the meeting.

2.	Upprättande och godkännande av röstlängd.

Preparation and approval of the voting register.

3.	Val av en eller två justeringsmän.

Election of one or two persons to attest the minutes.

4.	Prövning av om stämman blivit behörigen sammankallad.

Determination of whether the meeting was duly convened.

5.	Godkännande av dagordning.

Approval of the agenda.

6.	Framläggande av årsredovisningen och revisionsberättelsen.

Presentation of the annual report and the auditor’s report.

7.	Beslut om:

Resolutions regarding:

a)	fastställande av resultaträkningen och balansräkningen,

adoption of the income statement and balance sheet;

b)	dispositioner beträffande aktiebolagets vinst eller förlust enligt den fastställda balansräkningen,

allocation of the company’s profit or loss according to the adopted balance sheet;

c)	ansvarsfrihet åt styrelseledamöter och verkställande direktören.

discharge from liability for board members and the managing director.

8.	Fastställande av arvoden till styrelsen och revisorerna.

Determination of fees for the board of directors and the auditors.

9.	Val till styrelsen och av revisorer.

Election of the board of directors and auditors.

10.	Annat ärende, som ska tas upp på bolagsstämman enligt aktiebolagslagen (2005:551) eller bolagsordningen.

Any other business incumbent on the meeting according to the Companies Act (2005:551) or the articles of association.

Annex C-3

§ 13	Räkenskapsår / Financial year

Räkenskapsår är 1 januari – 31 december.

The company’s financial year is 1 January – 31 December.

§ 14	Avstämningsförbehåll / CSD clause

Bolagets aktier skall vara registrerade i ett avstämningsregister enligt lagen (1998:1479) om värdepapperscentraler och kontoföring av finansiella instrument.

The shares of the company shall be registered in a central securities depository pursuant to the Central Securities Depositories and Financial Instruments (Accounts) Act (SFS 1998:1479).

§ 15	Tvisters avgörande av skiljeman / Disputes settlement by arbitration

Skulle tvist uppkomma mellan bolaget och styrelsen, styrelseledamot, verkställande direktör, likvidator eller aktieägare, ska den hänskjutas till avgörande av skiljeman i enlighet med lagen (1999:116) om skiljeförfarande.

Should a dispute arise between the company and the board of directors, board member, managing director, liquidator or shareholder, it shall be referred to an arbitrator in accordance with The Swedish Arbitration Act (1999:116).

* * * * *

Annex C-4

ANNEX D

OPINION OF FINANCIAL ADVISOR

LETTERHEAD OF CASSEL SALPETER & CO, LLC

November 11, 2025

Legato Merger Corp. III

777 Third Avenue 37th Floor

New York, NY 10017

Attention: The Board of Directors

Members of the Board of Directors:

We understand that Legato Merger Corp. III (“SPAC”) intends to enter into a Business Combination Agreement (the “Agreement”) by and among Einride AB (the “Company”), Einride Cayman Sub Limited, a direct, wholly owned subsidiary of the Company (“Merger Sub”), and SPAC. We have been advised that pursuant to the Agreement, among other things (i) SPAC will merge (the “Merger”) with and into Merger Sub, (ii) Merger Sub will survive the Merger as a direct, wholly owned subsidiary of the Company, and (iii) each issued and outstanding ordinary share, par value $0.0001 per share (each, a “SPAC Share”), of SPAC will be cancelled in exchange for the right to receive one ordinary share (each, a “Company Ordinary Share”) of the Company in the form of one American depositary share of the Company (the “Merger Consideration”). We in addition understand that prior to the Merger, (i) each preference share of the Company, and each other derivative security of the Company for which the holder of such other derivative security elects, shall be exchanged (the “Company Derivative Exchange”) for the number of Company Ordinary Shares underlying such share or other derivative security and (ii) the Company will effectuate a stock split (the “Stock Split” and, collectively with the Merger and the Company Derivative Exchange, the “Transaction”) such that each Company Ordinary Share then outstanding (including shares issued in the Company Derivative Exchange) will be converted into a number of Company Ordinary Shares equal to (a) $1,800,000,000 (the “Equity Value”) divided by (b) the product of (1) $10.90 multiplied by (2) the number of Company Ordinary Shares outstanding immediately prior to the Merger (including for such purpose, Company Ordinary Shares issued in the Company Derivative Exchange and Company Ordinary Shares underlying derivative securities of the Company).

You have requested that Cassel Salpeter & Co., LLC render an opinion (this “Opinion”) to the Board of Directors of SPAC (the “Board”) as to whether, as of the date of this Opinion, (i) the Merger Consideration to be received by the holders of SPAC Shares, other than holders of SPAC Shares issued in private placements, including Shares issued to SPAC’s initial shareholders (such holders, “Founders”) or to underwriters and their respective affiliates (collectively, the “Excluded Holders”), in the Merger pursuant to the Agreement, after giving effect to the Company Derivative Exchange and the Stock Split, is fair, from a financial point of view, to such holders (other than the Excluded Holders) and (ii) the Company has a fair market value equal to at least 80% of the balance of funds in SPAC’s trust account (the “Trust Fund”) (less any deferred underwriting commissions and taxes payable on interest earned).

Annex D-1

Board of Directors Legato Merger Corp. III November 11, 2025 Page 2 of 5

In arriving at this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

●	Reviewed a draft, received by us on November 11, 2025, of the Agreement.

●	Reviewed certain publicly available financial information and other data with respect to SPAC and the Company that we deemed relevant.

●	Reviewed certain other information and data with respect to SPAC and the Company made available to us by SPAC and the Company.

●	Considered and compared the financial and operating performance of the Company with that of companies with publicly traded equity securities that we deemed relevant.

●	Considered the publicly available financial terms of certain transactions that we deemed relevant.

●	Compared the implied enterprise value reference ranges of the Company to the balance, as provided by SPAC management, of the Trust Fund.

●	Discussed the business, operations and prospects of the Company and the proposed Merger with SPAC’s and the Company’s management and certain of SPAC’s and the Company’s representatives.

●	Conducted such other analyses and inquiries, and considered such other information and factors as we deemed appropriate.

For purposes of our analyses and this Opinion we have, at your direction, evaluated the fairness, from a financial point of view, to the holders of SPAC Shares, other than the Excluded Holders, of the Merger Consideration to be received by such holders (other than the Excluded Holders) in the Merger pursuant to the agreement, after giving effect to the Company Derivative Exchange and the Stock Split, based solely on a comparison of (a)(i) the implied aggregate equity value reference ranges we believe are indicated by our financial analyses of the Company after giving effect to the Transaction, multiplied by (ii) the aggregate ownership percentage of such holders (other than the Excluded Holders) in the Company after giving effect to the Transaction assuming a range of redemptions by such holders (other than the Excluded Holders), all as provided to us by SPAC management, and without taking into account the potential dilutive or other effects of warrants to purchase Company Ordinary Shares (including such warrants issued in exchange for warrants to purchase SPAC Shares (“SPAC Warrants”)) or any Company Ordinary Shares issued or issuable to as incentive compensation, and (b) the aggregate amount of the trust account established by SPAC for the benefit of such holders that would be payable to such holders in a redemption of their SPAC Shares. You have advised us that the Merger is not conditioned upon a PIPE or other financing and, with your consent and approval, for purposes or our analyses and this Opinion we have evaluated SPAC, the Company and the Merger without assuming or taking into account the consummation of any PIPE or other financing. In addition, for purposes of our analysis and this Opinion we have, with your consent, evaluated whether the Company has a fair market value equal to at least 80% of the Trust Fund solely upon the basis of a comparison of the implied enterprise value reference ranges of the Company indicated by our financial analysis with the balance of the Trust Fund, which you have advised us and we, for purposes of our analysis and this Opinion, have assumed does not and shall not exceed $218,253,140.

Annex D-2

Board of Directors Legato Merger Corp. III November 11, 2025 Page 3 of 5

This Opinion only addresses whether, as of the date hereof, (i) the Merger Consideration to be received by the holders of SPAC Shares, other than the Excluded Holders, in the Merger pursuant to the Agreement, after giving effect to the Company Derivative Exchange and the Stock Split, is fair, from a financial point of view, to such holders (other than the Excluded Holders) and (ii) the Company has a fair market value equal to at least 80% of the Trust Fund (less any deferred underwriting commissions and taxes payable on interest earned). It does not address any other terms, aspects, or implications of the Transaction or the Agreement, including, without limitation, (i) the exchange of SPAC Warrants for warrants to purchase Company Ordinary Shares and, other than assuming the consummation thereof in accordance with the Agreement, the Company Derivative Exchange and the Stock Split, (ii) any term or aspect of the Merger that is not susceptible to financial analysis, (iii) the fairness of the Merger, or all or any portion of the Merger Consideration, to any other security holders of SPAC (including, without limitation, the Excluded Holders or holders of SPAC Warrants), the Company or any other person or any creditors or other constituencies of SPAC, the Company or any other person, (iv) the fairness of any portion or aspect of the Transaction to any one class or group of SPAC’s or any other party’s security holders or other constituencies relative to any other class or group of SPAC’s or such other party’s security holders or other constituencies (including, without limitation, the fairness of the Merger Consideration to be received by the Excluded Holders relative to the other holders of SPAC Shares or the potential dilutive or other effects of the Transaction on such other holders), (v) the appropriate capital structure of the Company or whether the Company should be issuing debt or equity securities or a combination of both, (vi) any capital raising or financing transaction contemplated by SPAC or the Company, nor (vii) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the Transaction, or any class of such persons, relative to the Merger Consideration in the Merger pursuant to the Agreement or otherwise. We are not expressing any view or opinion as to (i) what the value of Company Ordinary Shares actually will be when issued in the Merger, or (ii) the prices at which Company Ordinary Shares or SPAC Shares may trade, be purchased or sold at any time. In addition, we make no representation or warranty regarding the adequacy of this Opinion or the analyses underlying this Opinion for the purpose of SPAC’s compliance with the terms of its constituent documents, the rules of any securities exchange or any other general or particular purpose.

This Opinion does not address the relative merits of the Transaction as compared to any alternative transaction or business strategy that might exist for SPAC, or the merits of the underlying decision by the Board or SPAC to engage in or consummate the Transaction. The financial and other terms of the Transaction were determined pursuant to negotiations between the parties to the Agreement and were not determined by or pursuant to any recommendation from us. In addition, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction involving SPAC.

Annex D-3

Board of Directors Legato Merger Corp. III November 11, 2025 Page 4 of 5

In arriving at this Opinion, we have, with your consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us or available from public sources, and we have further relied upon the assurances of SPAC’s and the Company’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. We are not legal, tax, accounting, environmental, technology, science, or regulatory advisors, and we do not express any views or opinions as to any legal, tax, accounting, environmental, technology, science, or regulatory matters relating to SPAC, the Company, the Transaction, or otherwise. We understand and have assumed that SPAC has obtained or will obtain such advice as it deems necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory, and other professionals, that such advice is sound and reasonable and that SPAC has acted or will act in accordance therewith.

In reaching our conclusions hereunder, with your agreement, we did not perform a discounted cash flow analysis of the Company, because you have advised us and directed us to assume that no reliable forecasts with respect to the future financial performance of the Company are available. We have not evaluated the solvency or creditworthiness of SPAC, the Company or any other party to the Transaction, the fair value of SPAC, the Company or any of their respective assets or liabilities, or whether SPAC, the Company or any other party to the Transaction is paying or receiving reasonably equivalent value in the Transaction under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor have we evaluated, in any way, the ability of SPAC, the Company or any other party to the Transaction to pay its obligations when they come due. We have not physically inspected SPAC’s or the Company’s properties or facilities and have not made or obtained any evaluations or appraisals of SPAC’s or the Company’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). We have not attempted to confirm whether SPAC or the Company have good title to their respective assets. Our role in reviewing any information was limited solely to performing such reviews as we deemed necessary to support our own advice and analysis and was not on behalf of the Board, SPAC, or any other party.

We have assumed, with your consent, that the Transaction will be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Transaction, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on SPAC, the Company or the Transaction. We also have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft we have reviewed and that the Transaction will be consummated on the terms set forth in the Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof that is material to our analyses or this Opinion. We have also assumed that the representations and warranties of the parties to the Agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Agreement. We offer no opinion as to the contractual terms of the Agreement or the likelihood that the conditions to the consummation of the Transaction set forth in the Agreement will be satisfied.

Annex D-4

Board of Directors Legato Merger Corp. III November 11, 2025 Page 5 of 5

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with respect to the Transaction, the securities, assets, businesses or operations of SPAC, the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, (c) advise the Board or any other party with respect to alternatives to the Transaction, or (d) make any offers to sell, or solicit any offers to purchase, any securities of SPAC, the Company or any other party or otherwise sell, underwrite or participate in any distribution of securities of SPAC, the Company or any other party. Our analysis and this Opinion are necessarily based upon market, economic, and other conditions as they exist on, and could be evaluated as of, the date hereof and upon certain assumptions regarding such financial, economic, market, and other conditions, which are currently subject to unusual volatility and which, if different than assumed, could have a material impact on our analyses and this Opinion. Accordingly, although subsequent developments may arise that would otherwise affect this Opinion, we do not assume any obligation to update, review, or reaffirm this Opinion to you or any other person or otherwise to comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is addressed to the Board for the use and benefit of the members of the Board (in their capacities as such) in connection with the Board’s evaluation of the Merger. This Opinion is not intended to and does not constitute advice or a recommendation to any holder of SPAC Shares or any other security holders as to how such holder should vote or act with respect to any matter relating to the Transaction or otherwise, including, without limitation, whether any such holder should redeem their shares or whether any party should participate in any PIPE investment or other financing.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the completion of the Transaction or the Merger. In addition, SPAC has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities that may arise out of our engagement or the rendering of this Opinion. We have in the past provided investment banking or other financial services to affiliates of the Founders for which we have received compensation, including having provided financial advisory services to Legato Merger Corp. II in connection with a merger with Southland Holdings, LLC, which was consummated in February 2023. In accordance with our policies and procedures, a fairness committee was not required to, and did not, approve the issuance of this Opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this Opinion, (i) the Merger Consideration to be received by the holders of SPAC Shares, other than the Excluded Holders, in the Merger pursuant to the Agreement, after giving effect to the Company Derivative Exchange and the Stock Split, is fair, from a financial point of view, to such holders (other than the Excluded Holders), and (ii) the Company has a fair market value equal to at least 80% of the balance of the Trust Fund (less any deferred underwriting commissions and taxes payable on interest earned).

Very truly yours,

/s/ Cassel Salpeter & Co., LLC

Annex D-5

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of directors and officers

To the extent permitted by the Swedish Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 21.	Exhibits and Financial Statements Schedules

(a)	Exhibits.

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of November 12, 2025, by and among Legato Merger Corp. III, Einride AB, and Einride Cayman Sub Limited (included as Annex A-1 to this proxy statement/prospectus)
2.2	Amendment No. 1 to Business Combination Agreement, dated as of February 26, 2026, by and among Legato Merger Corp. III, Einride AB, and Einride Cayman Sub Limited (included as Annex A-2 to this proxy statement/prospectus)
2.3†	Amendment No. 2 to Business Combination Agreement, dated as of March 5, 2026, by and among Legato Merger Corp. III, Einride AB, and Einride Cayman Sub Limited (included as Annex A-3 to this proxy statement/prospectus)
2.4	Form of Plan of Merger (included as Annex B to this proxy statement/prospectus)
3.1*	Articles of Association of Einride, as currently in effect
3.2	Form of Amended and Restated Articles of Association of Einride (included as Annex C to this proxy statement/prospectus)
3.3	Amended and Restated Memorandum and Articles of Association of Legato III (incorporated by reference to Exhibit 3.1 of Legato Merger Corp. III’s Current Report on Form 8-K filed with the SEC on February 6, 2024)
4.1*	Specimen American Depositary Receipt (included in Exhibit 4.2)
4.2*	Form of Deposit Agreement among Einride AB, the depositary named therein, and holders and beneficial owners of American Depositary Shares issued thereunder which may be evidenced by American Depositary Receipts
4.3	Specimen Unit Certificate of Legato Merger Corp. III (incorporated by reference to Exhibit 4.1 of Legato Merger Corp. III’s Registration Statement on Form S-1 filed with the SEC on December 7, 2023)
4.4	Specimen Ordinary Share Certificate of Legato Merger Corp. III (incorporated by reference to Exhibit 4.2 of Legato Merger Corp. III’s Registration Statement on Form S-1 filed with the SEC on December 7, 2023)
4.5	Specimen Warrant Certificate of Legato Merger Corp. III (incorporated by reference to Exhibit 4.3 of Legato Merger Corp. III’s Registration Statement on Form S-1 filed with the SEC on December 7, 2023)
4.6*	Specimen Ordinary Share Certificate of Einride AB
4.7*	Specimen Warrant Certificate of Einride AB
4.8	Warrant Agreement, dated February 5, 2024, between Legato Merger Corp. III and Equiniti Trust Company, LLC (incorporated by reference to Exhibit 4.1 of Legato Merger Corp. III’s Current Report on Form 8-K filed with the SEC on February 6, 2024)
4.9*	Form of Assignment, Assumption and Amendment to Warrant Agreement to be entered into by and among Legato Merger Corp. III, Einride AB and Equiniti Trust Company, LLC
4.10	Form of PIPE Warrant (incorporated by reference to Exhibit 4.1 of Legato Merger Corp. III’s Current Report on Form 8-K filed with the SEC on February 26, 2026)
4.11	Terms and Conditions of Warrants of Series 2026/2036 to Subscribe for New Shares in Einride AB
5.1*	Opinion of Advokatfirma DLA Piper Sweden KB as to the validity of the Einride Ordinary Shares to be issued
5.2*	Opinion of DLA Piper LLP (US) as to the validity of the warrants to be issued by Einride

Exhibit Number	Description
10.1	Investment Management Trust Agreement, dated November 8, 2021, by and between Legato Merger Corp. III and Equiniti Trust Company, LLC (incorporated by reference to Exhibit 10.1 of Legato Merger Corp. III’s Current Report on Form 8-K filed with the SEC on February 6, 2024)
10.2	Form of Letter Agreement, dated February 5, 2024, between Legato Merger Corp. III and its officers, directors and initial shareholders (incorporated by reference to Exhibit 10.1 of Legato Merger Corp. III’s Registration Statement on Form S-1 filed with the SEC on December 7, 2023)
10.3	Form of Registration Rights Agreement, dated February 5, 2024 between Legato Merger Corp. III and certain security holders (incorporated by reference to Exhibit 10.2 of Legato III’s Current Report on Form 8-K filed with the SEC on February 6, 2024)
10.4	Administrative Services Agreement dated February 5, 2024 between Legato Merger Corp. III and Crescendo Advisors II, LLC (incorporated by reference to Exhibit 10.3 of Legato Merger Corp. III’s Current Report on Form 8-K filed with the SEC on February 6, 2024)
10.5	Form of Support Agreement, dated as of November 12, 2025, by and among Einride AB, Legato Merger Corp. III and Legato Merger Corp. III’s initial shareholders (incorporated by reference to Exhibit 10.1 of Legato Merger Corp. III’s Current Report on Form 8-K filed with the SEC on November 12, 2025)
10.6	Form of Support Agreement, dated as of November 12, 2025, by and among Legato Merger Corp. III, Einride AB and certain securityholders of Einride AB (incorporated by reference to Exhibit 10.2 of Legato Merger Corp. III’s Current Report on Form 8-K filed with the SEC on November 12, 2025)
10.7	Form of Lock-Up Agreement, by and among Einride AB and certain securityholders (incorporated by reference to Exhibit 10.3 of Legato III’s Current Report on Form 8-K filed with the SEC on November 12, 2025)
10.8*	Form of Registration Rights Agreement by and among Einride AB and the holders name therein.
10.9	Form of Indemnification Agreement, dated February 5, 2024 (incorporated by reference to Exhibit 10.4 of Legato Merger Corp. III’s Current Report on Form 8-K filed with the SEC on February 6, 2024)
10.10*	The Einride AB 2026 Equity Incentive Plan
10.11	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 of Legato Merger Corp. III’s Current Report on Form 8-K filed with the SEC on February 26, 2026)
10.12#	Supplemental Agreement, dated February 20, 2026, by and among Einride AB, Amazon.com NV Investment Holdings LLC and certain shareholders of Einride AB.
10.13#	Addendum to Supplemental Agreement, dated March 12, 2026 by and among Einride AB and Amazon.com NV Investment Holdings LLC.
21.1*	List of subsidiaries of Einride AB
23.1*	Consent of WithumSmith+Brown, PC, an independent registered accounting firm for Legato Merger Corp. III
23.2*	Consent of Ernst & Young AB, an independent registered accounting firm for Einride AB
23.3*	Consent of Advokatfirma DLA Piper Sweden KB (included in Exhibit 5.1)
23.4*	Consent of DLA Piper LLP (US) (included in Exhibit 5.2)
99.1*	Consent of Eric Rosenfeld
99.2*	Consent of Greg Monahan
99.3*	Consent of Gary Hicok
99.4*	Consent of General (Ret.) Keith B. Alexander
99.5*	Form of Proxy for the Extraordinary General Meeting
107*	Filing Fee Table

*	To be filed by amendment
#	As permitted by Regulation S-K, Item 601(b)(10)(iv) of the Securities Act of 1934, as amended, certain confidential portions of this exhibit have been redacted from the publicly filed document. The Registrant agrees to furnish a supplemental copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon its request.
†	Schedules and certain portions of the exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

●	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

●	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

●	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

●	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

●	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

●	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

●	to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (1)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

●	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

●	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

●	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

●	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Stockholm, Sweden, on [●], 2026.

Einride AB

By:
	Name:	Roozbeh Charli
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer	[●], 2026
Roozbeh Charli	(principal executive officer)

	Chief Financial Officer	[●], 2026
Anubhav Verma	(principal financial and accounting officer)

	Executive Chairman	[●], 2026
Robert Falck

	Director	[●], 2026
Karin Markides

	Director	[●], 2026
Linnéa Kornehed Flack

	Director	[●], 2026
Lorne Abony

	Director	[●], 2026
Marek Kiisa

	Director	[●], 2026
Ted Persson

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Einride AB, has signed this registration statement or amendment thereto in Seattle, Washington, on [●], 2026.

Authorized U.S. Representative

By:
	Name:	Anubhav Verma
	Title:	Chief Financial Officer